Subject to completion, as filed with the Securities and Exchange Commission on January 3, 2012

Registration No. 333-[            ]

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20546

FORM S-4

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

ACCO BRANDS CORPORATION

(Exact name of registrant as specified in its charter)

Delaware	2780	36-2704017
(State or other jurisdiction of incorporation)	(Primary Standard Industrial Classification Code Number)	(IRS Employer Identification Number)

300 Tower Parkway

Lincolnshire, Illinois 60069

(847) 541-9500

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive office)

Steven Rubin

Senior Vice President, Secretary and General Counsel

ACCO Brands Corporation

300 Tower Parkway

Lincolnshire, Illinois 60069

(847) 541-9500

(Name, address, including zip code, and telephone number, including are code, of agent for service)

Copies to:

William R. Kunkel Skadden, Arps, Slate, Meagher & Flom LLP 155 North Wacker Drive Chicago, Illinois 60606 (312) 407-0700	Wendell L. Willkie, II Senior Vice President, General Counsel and Secretary MeadWestvaco Corporation 501 South 5th Street Richmond, Virginia 23219 (804) 444-1000	Gregory E. Ostling Wachtell, Lipton, Rosen & Katz 51 West 52nd Street New York, NY 10019 (212) 403-1000

Approximate date of commencement of proposed sale of the securities to the public: As soon as practicable after the effective date of this registration statement and the satisfaction or waiver of all other conditions to the closing of the merger described herein.

If the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☒

Non-accelerated filer	☐ (Do not check if a smaller reporting company)	Smaller reporting company	☐

If applicable, place an X in the box to designate the appropriate rule provision relied upon in conducting this transaction:

Exchange Act Rule 13e-4(i) (Cross-Border Issuer Tender Offer)  ☐

Exchange Act Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)  ☐

CALCULATION OF REGISTRATION FEE

Title of each class of securities to be registered	Amount to be registered(1)	Proposed maximum offering price per unit	Proposed maximum aggregate offering price(2)	Amount of registration fee(3)
Common stock, par value $0.01 per share	56,596,457	N/A	$551,412,000	$63,191.82

(1)	This Registration Statement relates to shares of common stock, par value $0.01 per share, of ACCO Brands Corporation issuable to holders of common stock, par value $0.001 per share, of Monaco SpinCo, Inc. (“Spinco”) pursuant to the proposed merger of Augusta Acquisition Sub, Inc., a wholly owned subsidiary of ACCO, with and into Spinco. The amount of ACCO common stock to be registered represents the estimate of the maximum number of shares that ACCO will issue to holders of Spinco common stock upon consummation of the merger based on a formula set forth in the merger agreement, which requires ACCO to issue a number of shares equal to the number of shares of ACCO common stock issued and outstanding as of the effective time of the merger multiplied by 1.02020202. Because it is not possible to accurately state the number of shares of ACCO common stock that will be outstanding as of the effective time of the merger, this calculation is based on 55,475,735 shares of ACCO common stock outstanding as of December 28, 2011.
(2)

Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(f)(2) of the Securities Act. Pursuant to Rule 457(f)(2) of the Securities Act, the proposed maximum aggregate offering price of the registrant’s common stock was calculated based upon the book value of all shares of Spinco common stock (the securities to be cancelled in the merger) as of September 30, 2011, the most recent date for which such information is available.

(3)	Calculated pursuant to Section 6(b) of the Securities Act at a rate equal to $114.60 per $1,000,000 of the proposed maximum aggregate offering price.

The Registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Securities and Exchange Commission acting pursuant to said section 8(a), may determine.

EXPLANATORY NOTE

ACCO Brands Corporation (“ACCO”) is filing this registration statement on Form S-4 to register shares of its common stock, par value $0.01 per share, that will be issued in connection with the merger of Augusta Acquisition Sub, Inc. (“Merger Sub”), which is a wholly owned subsidiary of ACCO, into Monaco SpinCo Inc. (“Spinco”), which is currently a wholly owned subsidiary of MeadWestvaco Corporation (“MWV”) but which will be spun off to MWV stockholders immediately prior to the merger. Pursuant to the instructions on Form S-4, the proxy statement/prospectus-information which forms a part of this registration statement is also deemed filed pursuant to ACCO’s obligations under Regulation 14A in connection with ACCO’s special meeting of ACCO stockholders to approve the issuance of shares of ACCO common stock in connection with the merger. In addition, Spinco will file a registration statement on Form 10 to register shares of its common stock, par value $0.001 per share, which will be distributed to MWV stockholders pursuant to a spin-off in connection with the merger. The shares of Spinco common stock will be immediately converted into shares of ACCO common stock in the merger.

The information in this proxy statement/prospectus-information statement is not complete and may be changed. We may not issue these securities until the registration statement filed with the Securities and Exchange Commission is effective. This proxy statement/prospectus-information statement is not an offer to sell or exchange securities and is not soliciting an offer to buy or exchange securities in any jurisdiction where the offer or sale is not permitted.

Subject to Completion Dated January 3, 2012

300 Tower Parkway

Lincolnshire, Illinois 60069

[—]

Dear Fellow Stockholders:

As previously announced, ACCO Brands Corporation, which we refer to as ACCO, and MeadWestvaco Corporation, which we refer to as MWV, have entered into a merger agreement under which ACCO will acquire MWV’s Consumer & Office Products business, which we refer to as the MEAD C&OP Business. The MEAD C&OP Business includes the following brands: Mead®, Five Star®, Trapper Keeper®, AT-A-GLANCE®, Cambridge®, Day Runner®, Tilibra®, Grafons® and Hilroy®, among others. Prior to the closing of the proposed merger, MWV will cause specified assets and liabilities used in the MEAD C&OP Business to be conveyed to its newly formed, wholly owned subsidiary, Monaco SpinCo Inc., which we refer to as Spinco. After such conveyance, MWV will spin off Spinco to MWV stockholders by distributing all of the Spinco common stock owned by MWV to MWV stockholders. Immediately after the spin-off, Augusta Acquisition Sub, Inc., a newly formed, wholly owned subsidiary of ACCO, will merge with and into Spinco, with Spinco surviving as a wholly owned subsidiary of ACCO, which we refer to as the Merger. As a result, MWV stockholders will receive ACCO common stock instead of Spinco common stock. In connection with the Merger, we currently expect, based on the exchange ratio formula set forth in the merger agreement and the number of outstanding shares of ACCO common stock and MWV common stock as of December 28, 2011, that MWV stockholders, in addition to retaining their MWV common stock, will receive approximately 0.33 shares of ACCO common stock for every one share of MWV common stock they own on the record date of the spin-off. However, no fractional shares of ACCO common stock will be issued in the Merger. At the close of the Merger, MWV stockholders will own approximately 50.5% of ACCO common stock and current ACCO stockholders will own approximately 49.5% of ACCO common stock. ACCO common stock is traded on the New York Stock Exchange under the ticker symbol “ABD.” On December 30, 2011, the closing price of ACCO common stock was $9.65 per share. In connection with the transactions, MWV will receive, from a special distribution from Spinco and in combination with the debt exchange transactions described further in the accompanying document, approximately $460.0 million in cash. Because the transactions are conditioned on the receipt of a private letter ruling from the IRS and a tax opinion from counsel, MWV expects that the $460.0 million in cash will be received on a tax-free basis.

After careful consideration, our Board of Directors has determined that the Merger is in the best interests of ACCO and its stockholders and has approved the merger agreement and the Merger. In order to complete the Merger, ACCO must obtain the approval of its stockholders for the issuance of ACCO common stock. You will be asked to vote on a proposal to approve the issuance of ACCO common stock in connection with the Merger, which we refer to as the “Share Issuance,” and approve the adjournment or postponement of the special meeting, if necessary or appropriate, to solicit additional proxies in the event there are not sufficient votes at the time of the special meeting to approve the Share Issuance, which we refer to as the “meeting adjournment proposal,” at a special meeting of ACCO stockholders to be held on [—] at ACCO’s headquarters located at 300 Tower Parkway Lincolnshire, IL 60069 at [—]. Our Board of Directors unanimously recommends that you vote FOR the proposal to approve the Share Issuance and FOR the meeting adjournment proposal.

Your vote is very important, regardless of the number of shares you own. We cannot complete the Merger unless the Share Issuance is approved by our stockholders at the special meeting. Only stockholders who owned shares of ACCO common stock at the close of business on [—] will be entitled to vote at the special meeting. Whether or not you plan to be present at the special meeting, please complete, sign, date and return your proxy card in the enclosed envelope, or authorize the individuals named on your proxy card to vote your shares by calling the toll-free telephone number or by using the internet as described in the instructions included with your proxy card. If you hold your shares in “street name,” you should instruct your broker how to vote your shares in accordance with your voting instruction form.

This proxy statement/prospectus-information statement explains the Merger, the merger agreement and the transactions contemplated thereby and provides specific information concerning the special meeting. Please review this document carefully. You should carefully consider, before voting, the matters discussed under the heading “Risk Factors” beginning on page 31 of this proxy statement/prospectus-information statement.

On behalf of our Board of Directors, I thank you for your support and appreciate your consideration of this matter.

Cordially,

Robert J. Keller

Chairman and Chief Executive Officer

Neither the Securities and Exchange Commission nor any state securities regulator has approved or disapproved the transactions described in this proxy statement/prospectus-information statement, including the Merger, or the ACCO common stock to be issued pursuant to the merger agreement, or determined if this proxy statement/prospectus-information statement is accurate or adequate. Any representation to the contrary is a criminal offense.

The date of this proxy statement/prospectus-information statement is [—] and is being mailed to ACCO stockholders on or about [—].

The information in this proxy statement/prospectus-information statement is not complete and may be changed. We may not issue these securities until the registration statement filed with the Securities and Exchange Commission is effective. This proxy statement/prospectus-information statement is not an offer to sell or exchange securities and is not soliciting an offer to buy or exchange securities in any jurisdiction where the offer or sale is not permitted.

Preliminary Proxy Statement/Prospectus-Information Statement—Subject to Completion Dated January 3, 2012

501 South 5th Street

Richmond, VA 23219-0501

[—]

To the Stockholders of MeadWestvaco Corporation:

On November 17, 2011, we announced that MeadWestvaco Corporation, which we refer to as MWV, entered into definitive agreements to spin off its Consumer & Office Products business and then combine it with ACCO Brands Corporation, which we refer to as ACCO. As an MWV stockholder, you are receiving this document as an information statement from MWV to inform you of the spin-off and from ACCO as a prospectus for the issuance of ACCO common stock in the proposed transactions.

The principal transactions described in this document include the following:

•

Separation — MWV will convey the assets and liabilities of its Consumer & Office Products Business to a wholly owned subsidiary that we refer to as Spinco. In exchange, MWV will receive from Spinco and through certain debt exchange transactions approximately $460 million in cash. Because the transactions described in this document are conditioned on the receipt of a private letter ruling from the IRS and a tax opinion from counsel, MWV expects that the $460.0 million in cash will be received on a tax-free basis.

•	Distribution — MWV will distribute all of the outstanding common stock of Spinco to MWV shareholders as a dividend.

•

Merger — Immediately after the Distribution, Spinco will merge with an ACCO subsidiary and continue as a wholly owned subsidiary of ACCO, and the Spinco common stock will be converted into ACCO common stock. ACCO will continue as a publicly traded company, owning both its current business and the Consumer & Office Products Business.

At the close of the proposed transactions, MWV stockholders will own approximately 50.5% of ACCO common stock and ACCO stockholders will own approximately 49.5% of ACCO common stock. We currently expect, based on the exchange ratio formula set forth in the merger agreement and the number of outstanding shares of ACCO common stock and MWV common stock as of December 28, 2011, that ACCO will issue, and MWV stockholders will receive (in addition to retaining their MWV common stock), approximately 56,596,457 shares of ACCO common stock as a result of the proposed transactions, or approximately 0.33 shares of ACCO for every share of MWV common stock they own on the record date of the Distribution. The actual number of shares of ACCO common stock that MWV stockholders will receive will be determined based on the number of shares of MWV common stock and the number of shares of ACCO common stock outstanding at the time of the Merger. No fractional shares of ACCO common stock will be issued. While we expect that the receipt of ACCO common stock in the merger will be tax-free to MWV stockholders for U.S. federal income tax purposes, they will be required to pay tax on any payment that they receive in cash in lieu of fractional shares. Holders of MWV common stock will retain all of their shares of MWV common stock and will not be required to pay for any shares of ACCO common stock they receive.

ACCO common stock is currently traded on the New York Stock Exchange under the ticker symbol “ABD.” On December 30, 2011, the closing price of ACCO common stock was $9.65 per share.

The boards of directors of each of ACCO and MWV have approved the proposed transactions, and MWV has approved the proposed transactions as the current sole stockholder of Spinco. MWV stockholders are not required to vote on the proposed transactions.

This document explains the proposed transactions, the definitive agreements entered into by MWV, and provides specific information about ACCO and MWV’s Consumer & Office Products business. Please review this document carefully, particularly the matters discussed under the heading “Risk Factors” beginning on page 31.

We look forward to completing the proposed transactions and to the exciting opportunities they present for our stockholders.

Sincerely,

John A. Luke, Jr.

Chairman and Chief Executive Officer

Neither the Securities and Exchange Commission nor any state securities regulator has approved or disapproved the merger described in this proxy statement/prospectus-information statement or the ACCO common stock to be issued pursuant to the merger agreement, or determined if this proxy statement/prospectus-information statement is accurate or adequate. Any representation to the contrary is a criminal offense.

The date of this proxy statement/prospectus-information statement is [—], 2011.

ACCO BRANDS CORPORATION

300 Tower Parkway

Lincolnshire, Illinois 60069

NOTICE OF SPECIAL MEETING

To the Stockholders of ACCO Brands Corporation:

NOTICE IS HEREBY GIVEN of a special meeting of stockholders of ACCO Brands Corporation, a Delaware corporation (“ACCO”), which will be held at ACCO’s headquarters located at 300 Tower Parkway Lincolnshire, IL 60069, on [—], [—] at [—], local time, for the following purposes:

•

to vote on a proposal to approve the issuance of ACCO common stock in connection with the Agreement and Plan of Merger, dated as of November 17, 2011, among ACCO Brands Corporation, Augusta Acquisition Sub, Inc., MeadWestvaco Corporation and Monaco SpinCo Inc., which we refer to as the Share Issuance; and

•

to vote on a proposal to approve the adjournment or postponement of the special meeting, if necessary or appropriate, to solicit additional proxies in the event there are not sufficient votes at the time of the special meeting to approve the Share Issuance, which we refer to as the meeting adjournment proposal.

ACCO will transact no other business at the special meeting except such business as may properly be brought before the special meeting or any adjournment or postponement thereof.

The ACCO Board of Directors has fixed the close of business on [—] as the record date for the special meeting. Only ACCO stockholders of record as of the record date are entitled to receive notice of, and to vote at, the special meeting or any adjournment or postponement thereof. A complete list of such stockholders will be available for inspection by any ACCO stockholder for any purpose germane to the special meeting during ordinary business hours for the ten days preceding the special meeting at ACCO’s offices at the address on this notice. The eligible ACCO stockholder list will also be available at the special meeting for examination by any stockholder present at such meeting.

THE ACCO BOARD OF DIRECTORS HAS APPROVED THE MERGER AGREEMENT AND THE MERGER AND UNANIMOUSLY RECOMMENDS THAT ACCO STOCKHOLDERS VOTE FOR THE SHARE ISSUANCE AND FOR THE MEETING ADJOURNMENT PROPOSAL.

Your vote is very important. Whether or not you expect to attend the special meeting in person, to ensure your representation at the special meeting, we urge you to authorize the individuals named on your proxy card to vote your shares as promptly as possible by (1) accessing the internet site listed on the proxy card, (2) calling the toll-free number listed on the proxy card or (3) submitting your proxy card by mail by using the provided self-addressed, stamped envelope. If you hold your shares in “street name,” you should instruct your broker how to vote your shares in accordance with your voting instruction form. ACCO stockholders may revoke their proxy in the manner described in the accompanying proxy statement/prospectus-information statement before it has been voted at the special meeting.

By Order of the Board of Directors,

Steven Rubin

Senior Vice President, Secretary and General Counsel

      Lincolnshire, Illinois

WHERE YOU CAN FIND ADDITIONAL INFORMATION

This proxy statement/prospectus-information statement incorporates by reference important business and financial information about ACCO from documents filed with the SEC that have not been included herein or delivered herewith. ACCO files reports (including annual, quarterly and current reports which contain audited financial statements), proxy statements and other information with the SEC. Copies of ACCO’s filings with the SEC are available to investors without charge by request made to ACCO in writing, by telephone or by email with the following contact information or through ACCO’s website at www.accobrands.com:

ACCO Brands Corporation

Attn: Investor Relations Department

300 Tower Parkway

Lincolnshire, IL 60069

Telephone: (847) 484-3020

Email: Jennifer.Rice@acco.com

In order to receive timely delivery of these materials, you must make your requests no later than five business days before the date of the special meeting.

You may also obtain printer-friendly versions of ACCO’s SEC reports at http://ir.accobrands.com or MWV’s SEC reports at http://meadwestvaco.com/InvestorRelations. ACCO’s filings with the SEC are available to the public over the internet at the SEC’s website at www.sec.gov, or at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. Please call 1-800-SEC-0330 for further information on the public reference facilities. You may also inspect reports, proxy statements and other information about ACCO or MWV at the offices of the NYSE, 20 Broad Street, New York, New York 10005.

The SEC allows certain information to be “incorporated by reference” into this proxy statement/prospectus-information statement. This means that ACCO can disclose important information to you by referring you to another document filed separately with the SEC. The information incorporated by reference is deemed to be part of this proxy statement/prospectus-information statement, except for any information superseded by information contained directly in this proxy statement/prospectus-information statement or in any document subsequently filed by ACCO that is also incorporated or deemed to be incorporated by reference. This proxy statement/prospectus-information statement incorporates by reference the documents set forth below that we have previously filed with the SEC and any future filings by ACCO under section 13(a), 13(c), 14 or 15(d) of the Exchange Act from the date of this proxy statement/prospectus-information statement to the date the ACCO special meeting is held, except, in any such case, for any information therein which has been furnished rather than filed, which shall not be incorporated herein. Subsequent filings with the SEC will automatically modify and supersede information in this proxy statement/prospectus-information statement. These documents contain important information about ACCO and its financial condition.

This proxy statement/prospectus-information statement, and the registration statement of which this proxy statement/prospectus-information statement forms a part, hereby incorporate by reference the following documents which ACCO has filed with the SEC:

•	ACCO’s annual report on Form 10-K for the year ended December 31, 2010, filed with the SEC on February 24, 2011;

•	ACCO’s quarterly report on Form 10-Q for the quarter ended March 31, 2011, filed with the SEC on April 27, 2011;

•	ACCO’s quarterly report on Form 10-Q for the quarter ended June 30, 2011, filed with the SEC on July 27, 2011;

•	ACCO’s quarterly report on Form 10-Q for the quarter ended September 30, 2011, filed with the SEC on October 26, 2011;

•	ACCO’s current report on Form 8-K, filed with the SEC on February 25, 2011;

•	ACCO’s current report on Form 8-K, filed with the SEC on March 23, 2011;

•	ACCO’s current report on Form 8-K, filed with the SEC on May 20, 2011;

•	ACCO’s current report on Form 8-K, filed with the SEC on June 3, 2011;

•	ACCO’s current report on Form 8-K, filed with the SEC on June 14, 2011;

•	ACCO’s current report on Form 8-K, filed with the SEC on November 22, 2011;

•	ACCO’s current report on Form 8-K, filed with the SEC on December 12, 2011;

•	ACCO’s current report on Form 8-K, filed with the SEC on December 15, 2011; and

•

The description of the terms, rights and provisions applicable to ACCO common stock contained in ACCO’s registration statement on Form 8-A12B (Reg. No. 333-124946) filed with the SEC on July 25, 2005, including any amendments or reports filed for the purpose of updating the description.

If you are an ACCO stockholder and you have any questions about the proposed transactions, please contact ACCO’s Investor Relations Department at (847) 484-3020.

If you are a MWV stockholder and you have any questions about the proposed transactions, please contact MWV’s Shareholder Services Department at (866) 455-3115.

NONE OF ACCO, MERGER SUB, MWV OR SPINCO HAS AUTHORIZED ANYONE TO GIVE ANY INFORMATION OR MAKE ANY REPRESENTATION ABOUT THE PROPOSED TRANSACTIONS OR ABOUT ACCO, MERGER SUB, MWV OR SPINCO THAT DIFFERS FROM OR ADDS TO THE INFORMATION IN THIS PROXY STATEMENT/PROSPECTUS-INFORMATION STATEMENT OR THE DOCUMENTS THAT ACCO PUBLICLY FILES WITH THE SECURITIES AND EXCHANGE COMMISSION. THEREFORE, IF ANYONE GIVES YOU DIFFERENT OR ADDITIONAL INFORMATION, YOU SHOULD NOT RELY ON IT.

IF YOU ARE IN A JURISDICTION WHERE OFFERS TO EXCHANGE OR SELL, OR SOLICITATIONS OF OFFERS TO EXCHANGE OR PURCHASE, THE SECURITIES OFFERED BY THIS PROXY STATEMENT/PROSPECTUS-INFORMATION STATEMENT ARE UNLAWFUL, OR IF YOU ARE A PERSON TO WHOM IT IS UNLAWFUL TO DIRECT THESE TYPES OF ACTIVITIES, THEN THE OFFER PRESENTED IN THIS PROXY STATEMENT/PROSPECTUS-INFORMATION STATEMENT DOES NOT EXTEND TO YOU. IF YOU ARE IN A JURISDICTION WHERE SOLICITATIONS OF A PROXY ARE UNLAWFUL, OR IF YOU ARE A PERSON TO WHOM IT IS UNLAWFUL TO DIRECT THESE TYPES OF ACTIVITIES, THEN THE SOLICITATION PRESENTED IN THIS PROXY STATEMENT/PROSPECTUS-INFORMATION STATEMENT DOES NOT EXTEND TO YOU.

THE INFORMATION CONTAINED IN THIS PROXY STATEMENT/PROSPECTUS-INFORMATION STATEMENT SPEAKS ONLY AS OF ITS DATE UNLESS THE INFORMATION SPECIFICALLY INDICATES THAT ANOTHER DATE APPLIES. YOU SHOULD NOT ASSUME THAT THE INFORMATION CONTAINED IN THIS DOCUMENT IS ACCURATE AS OF ANY DATE OTHER THAN THE DATE HEREOF. YOU SHOULD NOT ASSUME THAT THE INFORMATION CONTAINED IN ANY DOCUMENT INCORPORATED BY REFERENCE HEREIN IS ACCURATE AS OF ANY DATE OTHER THAN THE DATE OF SUCH DOCUMENT. ANY STATEMENT CONTAINED IN A DOCUMENT INCORPORATED OR DEEMED TO BE INCORPORATED BY REFERENCE INTO THIS DOCUMENT WILL BE DEEMED TO BE MODIFIED OR SUPERSEDED TO THE EXTENT THAT A STATEMENT CONTAINED HEREIN OR IN ANY OTHER SUBSEQUENTLY FILED DOCUMENT WHICH ALSO IS OR IS DEEMED TO BE INCORPORATED BY REFERENCE INTO THIS DOCUMENT MODIFIES OR SUPERSEDES THAT STATEMENT. ANY STATEMENT SO MODIFIED OR SUPERSEDED WILL NOT BE

DEEMED, EXCEPT AS SO MODIFIED OR SUPERSEDED, TO CONSTITUTE A PART OF THIS DOCUMENT. NEITHER THE MAILING OF THIS DOCUMENT TO THE RESPECTIVE STOCKHOLDERS OF ACCO AND MWV, NOR THE TAKING OF ANY ACTIONS CONTEMPLATED HEREBY BY ACCO OR MWV AT ANY TIME WILL CREATE ANY IMPLICATION TO THE CONTRARY.

ABOUT THIS DOCUMENT

MWV has supplied all information contained in this proxy statement/prospectus-information statement relating to MWV and Spinco. ACCO has supplied all information contained in or incorporated by reference into this proxy statement/prospectus-information statement relating to ACCO and Merger Sub. MWV and ACCO have both contributed information relating to the Transactions.

This proxy statement/prospectus-information statement forms a part of a registration statement on Form S-4 (Registration No. [—]) filed by ACCO with the SEC to register with the SEC shares of ACCO common stock to be issued pursuant to the Merger Agreement. It constitutes a prospectus of ACCO under Section 5 of the Securities Act of 1933, as amended, and the rules thereunder, with respect to the shares of ACCO common stock to be issued to MWV stockholders entitled to Spinco common stock in the transactions. It also constitutes a proxy statement under Section 14(a) of the Exchange Act and a notice of meeting and action to be taken with respect to the ACCO special meeting of stockholders at which ACCO stockholders will consider and vote on the proposal to approve the issuance of shares of ACCO common stock in connection with the Merger Agreement. In addition, it constitutes an information statement relating to the Separation and the Distribution.

As allowed by the SEC rules, this proxy statement/prospectus-information statement does not contain all of the information you can find in ACCO’s registration statement or its exhibits. For further information pertaining to ACCO and the shares of ACCO common stock to be issued, reference is made to that registration statement and its exhibits. Statements contained in this document or in any document incorporated in this document by reference as to the contents of any contract or other document referred to within this document or other documents that are incorporated by reference are not necessarily complete and, in each instance, reference is made to the copy of the applicable contract or other document filed as an exhibit to the registration statement or otherwise filed with the SEC. Each statement contained in this document is qualified in its entirety by reference to the underlying documents. We encourage you to read the registration statement. You may obtain copies of the Form S-4 (and any amendments to those documents) by following the instructions under “Where You Can Find Additional Information.”

TRADEMARKS AND SERVICE MARKS

ACCO and MWV own or have the rights to various trademarks and trade names that they use in conjunction with the operation of their businesses. Prior to the Separation, certain trademarks and trade names, including “Mead®” as well as other trademarks used primarily by the MEAD C&OP Business will be transferred to, and become the property of, Spinco or its subsidiaries. MWV may continue to use “MeadWestvaco” as a trade name or business name or as a trademark for any goods or services offered by it or its subsidiaries at any time after the Separation, but MWV may not use the “Mead®” name as a trademark for specific goods or services (except as a matter of historical reference).

ACCO and MWV pursue registration of their important service marks and trademarks and vigorously oppose any infringement upon them. In this proxy statement/prospectus-information statement, we also refer to product names, trademarks, trade names and service marks that are the property of other companies. Each of the trademarks, trade names or service marks of other companies appearing in this proxy statement/prospectus-information statement belongs to its owner. The use or display of other parties’ trademarks, trade names or service marks is not intended to and does not imply a relationship with, or endorsement or sponsorship by either ACCO or MWV of, the product, trademark, trade name or service mark owner, unless we otherwise expressly indicate.

ii

iii

HELPFUL INFORMATION

In this document:

“ACCO” means ACCO Brands Corporation, a Delaware corporation. After the Transactions, ACCO will own and operate the combined businesses of the MEAD C&OP Business and ACCO.

“ACCO common stock” means the common stock, par value $.01 per share, of ACCO.

“ACCO Group” means ACCO and each of its subsidiaries including, after the completion of the Merger, the Spinco Group.

“Code” means the Internal Revenue Code of 1986, as amended.

“Debt Exchange” means the exchange expected to be effected by MWV pursuant to which MWV will exchange the Spinco debt instruments received in the Special Distribution for debt obligations of MWV.

“DGCL” means the Delaware General Corporation Law.

“Distribution” means the distribution by MWV of all of the shares of Spinco common stock to MWV stockholders on a pro rata basis.

“Distribution Tax Opinion” means an opinion from MWV’s counsel to the effect that the Separation and the Distribution, taken together, will qualify as a reorganization under section 368(a)(1)(D) of Code.

“Employee Benefits Agreement” means the Employee Benefits Agreement, dated as of November 17, 2011, by and among MWV, ACCO and Spinco and attached as Exhibit C to the Separation Agreement.

“Exchange Act” means the Securities Exchange Act of 1934, as amended, together with the rules and regulations promulgated thereunder.

“GAAP” means U.S. generally accepted accounting principles.

“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended.

“IRS” means the U.S. Internal Revenue Service or any successor thereto, including its agents, representatives and attorneys.

“MEAD C&OP Business” means the business currently held by MWV or its subsidiaries of manufacturing, sourcing, marketing and distribution of school supplies, office products, and planning and organizing tools in North America and Brazil. The products are marketed and sold through both retail and commercial channels under the following brands: Mead®, Five Star®, Trapper Keeper®, AT-A-GLANCE®, Cambridge®, Day Runner®, Tilibra®, Grafons® and Hilroy®, among others.

“Merger” means the merger of Merger Sub with and into Spinco, with Spinco continuing as the surviving company and as a wholly owned subsidiary of ACCO, as contemplated by the Merger Agreement.

“Merger Agreement” means the Agreement and Plan of Merger, dated as of November 17, 2011, by and among MWV, Spinco, ACCO and Merger Sub.

“Merger Sub” means Augusta Acquisition Sub, Inc., a Delaware corporation and wholly owned subsidiary of ACCO.

“Merger Tax Opinion” means an opinion from counsel to the effect that the Merger will be treated as a reorganization within the meaning of section 368(a) of the Code.

“MWV” means MeadWestvaco Corporation, a Delaware corporation.

“MWV common stock” means the common stock, par value $.01 per share, of MWV.

“NYSE” means the New York Stock Exchange.

“Private Letter Ruling” means a private letter ruling from the IRS substantially to the effect that, among other things, (1) the Separation and the Distribution, taken together, will qualify as a reorganization under section 368(a)(1)(D) of the Code, and (2) MWV will not recognize gain or loss for U.S. federal income tax purposes in connection with the receipt of Spinco debt instruments or the consummation of the Debt Exchange.

“Rights Agreement” means the Rights Agreement, dated as of August 16, 2005 by and between ACCO and Wells Fargo, National Association, as rights agent.

“SEC” means the U.S. Securities and Exchange Commission.

“Securities Act” means the Securities Act of 1933, as amended, together with the rules and regulations promulgated thereunder.

“Separation” means the transfer by MWV of the specified assets and liabilities related to the MEAD C&OP Business to Spinco and its subsidiaries, as contemplated by the Separation Agreement.

“Separation Agreement” means the Separation Agreement, dated as of November 17, 2011, between MWV and Spinco.

“Special Distribution” means the distribution made in connection with the Transactions by Spinco to MWV consisting of (1) $190.0 million in cash (which amount may be increased by MWV prior to the fifth day prior to the effective date of the Separation) and (2) debt instruments of Spinco in an amount that would satisfy in full debt of MWV having a principal amount equal to (a) $460.0 million less (b) the amount of cash distributed in the Special Distribution.

“Spinco” means Monaco SpinCo Inc., a Delaware corporation and wholly owned subsidiary of MWV, and, after the completion of the Merger, the surviving corporation in the Merger. At the time of the Distribution, Spinco will hold, through its subsidiaries, the assets and liabilities relating to the MEAD C&OP Business.

“Spinco Group” means Spinco and each of its subsidiaries.

“Spinco common stock” means the common stock, par value $0.001 per share, of Spinco.

“Tax Matters Agreement” means the Tax Matters Agreement to be entered into among MWV, Spinco and ACCO substantially in the form attached as Exhibit A to the Separation Agreement.

“Transactions” means the transactions contemplated by the Merger Agreement and the Separation Agreement, which provide, among other things, for the Separation, the Distribution and the Merger, as described in the section “The Transactions.”

“Transaction Agreements” means the Merger Agreement, the Separation Agreement, the Employee Benefits Agreement, the Transition Services Agreement and the Tax Matters Agreement.

“Transition Services Agreement” means the Transition Services Agreement to be entered into between MWV and Spinco substantially in the form attached as Exhibit B to the Separation Agreement.

QUESTIONS AND ANSWERS ABOUT THE TRANSACTIONS

The following are some of the questions that ACCO stockholders and MWV stockholders may have regarding the Transactions and brief answers to those questions. For more detailed information about the matters discussed in these questions and answers, see “The Transactions” beginning on page 49 and “The Transaction Agreements” beginning on page 88. These questions and answers, as well as the summary beginning on page 13, are not meant to be a substitute for the information contained in the remainder of this proxy statement/prospectus-information statement, and this information is qualified in its entirety by the more detailed descriptions and explanations contained elsewhere in this proxy statement/prospectus-information statement. Stockholders are urged to read this proxy statement/prospectus-information statement in its entirety. Additional important information is also contained in the annexes to this proxy statement/prospectus-information statement. You should pay special attention to the “Risk Factors” beginning on page 31 and “Cautionary Statement Regarding Forward-Looking Statements” beginning on page 43.

Q:	What are the transactions described in this proxy statement/prospectus-information statement?

A:	References to the “Transactions” means the transactions contemplated by the Merger Agreement and the Separation Agreement, which provide, among other things, for the Separation of the MEAD C&OP Business from the other businesses of MWV, the Distribution of Spinco common stock to MWV stockholders and the Merger of Merger Sub with and into Spinco, as described in “The Transactions” and elsewhere in this proxy statement/prospectus-information statement.

Q:	What will happen in the Separation?

A:	Pursuant to and in accordance with the terms and conditions of the Separation Agreement, MWV will engage in a series of restructuring transactions in which specified assets and liabilities relating to the MEAD C&OP Business will be conveyed to Spinco and entities that will become Spinco subsidiaries.

In consideration for the conveyance, Spinco will:

•	issue to MWV shares of Spinco common stock;

•

make a distribution, which we refer to as the Special Distribution, to MWV consisting of (1) $190.0 million in cash (which amount may be increased by MWV) and (2) debt instruments of Spinco having a principal amount equal to (a) $460.0 million less (b) the amount of cash distributed in the Special Distribution. In combination with the contemplated Debt Exchange pursuant to which MWV expects to exchange the Spinco debt instruments received in the Special Distribution for debt obligations of MWV, the Special Distribution is expected to result in MWV receiving approximately $460.0 million in cash from the Transactions. Because the transactions are conditioned on the receipt of a Private Letter Ruling and the Distribution Tax Opinion, MWV expects that the $460.0 million in cash will be received on a tax-free basis. For further information on the Debt Exchange, see “Debt Financing.”

Spinco will consummate certain financing transactions to make the Special Distribution to MWV. For a more complete discussion of these financing transactions, see “Debt Financing.”

Q:	What will happen in the Distribution?

A:	Pursuant to and in accordance with the terms and conditions of the Separation Agreement, after the Separation, MWV will distribute all of the shares of Spinco common stock it holds to its stockholders as of the record date of the Distribution on a pro rata basis by delivering the shares to the distribution agent for the Distribution. The distribution agent will hold such shares for the benefit of MWV stockholders that are entitled to the Spinco common stock.

Pursuant to the Merger Agreement, at the effective time of the Merger (which will occur immediately after the Distribution), the shares of Spinco common stock delivered to the distribution agent will be converted into ACCO common stock. For further information on the Merger, see “Q: What will happen in the Merger?” Accordingly, in lieu of delivering shares of Spinco common stock to MWV stockholders that are entitled to the Spinco common stock in the Distribution, the distribution agent will distribute to MWV stockholders shares of ACCO common stock that the shares of Spinco common stock converted into at the effective time of the Merger and cash in lieu of fractional shares (if any). For further information on the amount of ACCO common stock and cash in lieu of fractional shares that MWV stockholders will receive, see “Q: What will MWV stockholders be entitled to receive pursuant to the Distribution and the Merger?”

Q:	What will happen in the Merger?

A:	Pursuant to and in accordance with the terms and conditions of the Merger Agreement, in the Merger, Merger Sub will merge with and into Spinco. Spinco will survive the Merger as a wholly owned subsidiary of ACCO. After the Merger, ACCO will continue to be a separately traded public company and will own and operate the combined businesses of the MEAD C&OP Business and ACCO.

At the close of the proposed transactions, MWV stockholders will own approximately 50.5% of ACCO common stock and current ACCO stockholders will own approximately 49.5% of ACCO common stock. We currently expect, based on the exchange ratio formula set forth in the Merger Agreement and the number of outstanding shares of ACCO common stock and MWV common stock as of December 28, 2011, that ACCO will issue, and MWV stockholders will receive (in addition to retaining their MWV common stock), approximately 56,596,457 shares of ACCO common stock as a result of the Transactions, or approximately 0.33 shares of ACCO for every one share of MWV common stock they own on the record date of the Distribution. The actual number of shares of ACCO common stock that MWV stockholders will receive will be determined based on the number of shares of MWV common stock entitled to Spinco common stock in the Distribution (subject to certain adjustments) and the number of shares of ACCO common stock outstanding at the time of the Merger. See “The Transaction Agreements—The Merger Agreement—Merger Consideration.”

Q:	Who will serve on the ACCO Board of Directors following completion of the Merger?

A:	The directors of ACCO immediately following the closing of the Merger are expected to be the directors of ACCO immediately prior to the closing of the Merger, except that, immediately following the closing of the Merger, the ACCO Board of Directors will be increased by two members, and two persons selected by MWV and approved by the ACCO Board of Directors shall be elected by ACCO’s Board of Directors to fill the vacancies created.

Q:	Will ACCO’s current senior management team manage the business of ACCO after the Transactions?

A:	Yes. ACCO anticipates that its senior management team will continue to manage the business of ACCO after the Transactions. See “The Transactions—Board of Directors and Executive Officers of ACCO Following the Merger; Operations Following the Merger.”

Q:	Will ACCO and Spinco incur indebtedness in connection with the Separation, the Distribution and the Merger?

A:	Yes. Spinco will incur indebtedness in connection with the cash to be distributed to MWV as part of the Special Distribution (see “Summary—The Separation and the Distribution”). In addition, Spinco expects to issue debt instruments having a principal amount equal to (a) $460.0 million less (b) the amount of cash distributed in the Special Distribution. After completion of the Merger, ACCO will be required to guarantee the debt incurred by Spinco in connection with the issuance of such Spinco debt instruments and cash to be distributed in the Special Distribution. In addition, ACCO has received commitments for a $175.0 million asset-based revolving credit facility (which we refer to as the ABL Facility) and a $480.0 million term loan which will be entered into in connection with the Merger. Following completion of the Merger, ACCO will also continue to be obligated in respect of ACCO’s existing indebtedness which has not been refinanced in connection with the Transactions.

Q:	How will the rights of stockholders of MWV and ACCO change after the Merger?

A:	The rights of stockholders of MWV will remain the same as prior to the Merger, except that stockholders of MWV will receive shares of ACCO common stock and cash paid in lieu of fractional shares in the Merger. See “Description of Capital Stock of ACCO Before and After the Merger—Description of Capital Stock of ACCO.”

The rights of stockholders of ACCO will not change as a result of the Merger. ACCO does not anticipate amending its restated certificate of incorporation or its bylaws in connection with the Merger.

Q:	What are the material tax consequences to ACCO stockholders and MWV stockholders resulting from the Separation, the Distribution and the Merger?

A:	ACCO stockholders are not expected to recognize any gain or loss for U.S. federal income tax purposes as a result of the Merger. MWV stockholders are not expected to recognize any gain or loss as a result of the Separation, the Distribution or the Merger, except for any gain or loss attributable to the receipt of cash in lieu of a fractional share of ACCO common stock. The material U.S. federal income tax consequences of the Separation, the Distribution and the Merger are described in more detail under “Material U.S. Federal Income Tax Consequences of the Separation, the Distribution and the Merger.”

Q:	Does ACCO have to pay anything to MWV if the Share Issuance is not approved by the ACCO stockholders or if the Merger Agreement is otherwise terminated?

A:	Depending on the reasons for termination of the Merger Agreement, ACCO may have to pay MWV a termination fee of $15.0 million or reimburse MWV and Spinco for their expenses in connection with the Transactions not to exceed $5.0 million. For a discussion of the circumstances under which the termination fee is payable by ACCO or the requirement to reimburse expenses applies, see “The Transaction Agreements—The Merger Agreement—Termination Fee Payable in Certain Circumstances.”

Q:	Does MWV have to pay anything to ACCO if the Merger Agreement is terminated?

A:	Depending on the reasons for termination of the Merger Agreement, MWV may have to pay ACCO a termination fee of $7.5 million or $20.0 million. For a discussion of the circumstances under which the termination fee is payable by MWV, see “The Transaction Agreements—The Merger Agreement—Termination Fee Payable in Certain Circumstances.”

Q:	Are there risks associated with the Transactions?

A:	Yes. ACCO may not realize the expected benefits of the Transactions because of the risks and uncertainties discussed in the section entitled “Risk Factors” beginning on page 31 and the section entitled “Cautionary Statement Regarding Forward-Looking Statements” beginning on page 43. These risks include, among others, risks relating to the uncertainty that the Transactions will close, the uncertainty that ACCO will be able to integrate the MEAD C&OP Business successfully, and uncertainties relating to the performance of ACCO after the Transactions.

Q:	Can ACCO or MWV stockholders demand appraisal of their shares?

A:	No. Neither ACCO nor MWV stockholders have appraisal rights under Delaware law in connection with the Separation, the Distribution or the Merger.

Q:	When will the Transactions be completed?

A:	We expect to complete the Transactions in the first half of 2012.

QUESTIONS AND ANSWERS FOR ACCO STOCKHOLDERS

The following are some of the questions that ACCO stockholders may have regarding the special meeting of ACCO stockholders, and brief answers to those questions. For more detailed information about the matters discussed in these questions and answers, see “The ACCO Special Meeting” beginning on page 45. These questions and answers, as well as the following summary, are not meant to be a substitute for the information contained in the remainder of this proxy statement/prospectus-information statement, and this information is qualified in its entirety by the more detailed descriptions and explanations contained elsewhere in this proxy statement/prospectus-information statement. ACCO urges its stockholders to read this proxy statement/prospectus-information statement in its entirety prior to making any decision. You should pay special attention to the “Risk Factors” beginning on page 31 and “Cautionary Statement Regarding Forward-Looking Statements” beginning on page 43.

Q:	What are ACCO stockholders being asked to vote on at the special meeting?

A:	ACCO stockholders are being asked to approve the issuance of ACCO common stock in connection with the Merger, which we refer to as the Share Issuance. ACCO stockholder approval of the Share Issuance proposal is required under NYSE rules and is a condition to the completion of the Transactions.

ACCO stockholders are also being asked to approve the adjournment or postponement of the special meeting, if necessary or appropriate, to solicit additional proxies in the event there are not sufficient votes at the time of the special meeting to approve the Share Issuance, which we refer to as the meeting adjournment proposal. The approval by ACCO stockholders of the meeting adjournment proposal is not a condition to the completion of the Transactions.

Q:	When and where is the special meeting of ACCO stockholders?

A:	The special meeting of ACCO stockholders will be held on [—], [—] at [—], local time, at ACCO’s headquarters located at 300 Tower Parkway Lincolnshire, IL 60069.

Q:	Who can vote at the special meeting of ACCO stockholders?

A:	Only stockholders who own ACCO common stock of record at the close of business on [—] are entitled to vote at the special meeting. Each holder of common stock is entitled to one vote per share. There were [—] shares of ACCO common stock outstanding on [—].

Q:	How does the ACCO Board of Directors recommend that ACCO stockholders vote?

A:	The ACCO Board of Directors has determined that the Merger and the Merger Agreement are advisable, fair to, and in the best interests of ACCO and its stockholders. Accordingly, the ACCO Board of Directors has unanimously approved the Merger Agreement and the Merger. The ACCO Board of Directors unanimously recommends that ACCO stockholders vote “FOR” the proposal to approve the Share Issuance and “FOR” the meeting adjournment proposal.

Q:	What vote is required to approve each proposal?

A:	In accordance with the DGCL and ACCO’s governing documents, the approval by ACCO stockholders of the Share Issuance proposal requires the affirmative vote of the holders of a majority in interest of ACCO stockholders present or represented by proxy at the special meeting at which a quorum is present. The approval of the meeting adjournment proposal requires the affirmative vote of the holders of a majority of the shares of ACCO common stock present in person or represented by proxy at the special meeting and entitled to vote thereon, whether or not a quorum is present.

Q:	What is a quorum?

A:	The holders of a majority of the issued and outstanding common stock of ACCO present either in person or represented by proxy at the meeting will constitute a quorum. Proxies received but marked as abstentions and broker non-votes will be included in the calculation of the number of shares considered to be present at the special meeting.

Q:	What should ACCO stockholders do now in order to vote on the proposals being considered at the ACCO special meeting?

A:	ACCO stockholders may submit a proxy by filling out the accompanying proxy card and returning it as instructed on the proxy card. ACCO stockholders can also authorize the individuals named on the proxy card to vote their shares by telephone or the internet by following the instructions printed on the proxy card.

Submitting a proxy means that a stockholder gives someone else the right to vote his shares in accordance with his instructions. In this way, the stockholder ensures that his vote will be counted even if he is unable to attend the ACCO special meeting. If an ACCO stockholder executes a proxy, but does not include specific instructions on how to vote, the individuals named as proxies will vote the ACCO stockholders’ shares as follows:

•	“FOR” the proposal to approve the Share Issuance; and

•	“FOR” the proposal to adjourn the special meeting, if necessary or appropriate, to permit further solicitation of proxies.

If an ACCO stockholder hold shares in “street name,” which means the shares are held of record by a broker, bank or nominee, please see “Q: If an ACCO stockholder’s shares are held in ‘street name’ by his broker, will the broker vote the shares for the stockholder?” below.

ACCO stockholders may also vote in person at the meeting. If an ACCO stockholder plans to attend the ACCO special meeting and wishes to vote in person, he will be given a ballot at the ACCO special meeting. Please note, however, that if an ACCO stockholder’s shares are held in “street name,” and he wishes to vote in person at the ACCO special meeting, the ACCO stockholder must bring a proxy from the record holder of the shares authorizing him to vote at the ACCO special meeting. Whether or not an ACCO stockholder plans to attend the ACCO special meeting, he is encouraged to authorize his proxy as described in this proxy statement/prospectus-information statement.

Q:	What if I participate in the ACCO 401(k) plan?

We also are making this proxy statement/prospectus-information statement available to and seeking voting instructions from participants in the ACCO 401(k) plan who hold shares of our common stock under such plan. The trustees of the plan, as record holders of the ACCO common stock held in the plan, will vote whole shares attributable to you in accordance with your directions given on your voting instruction card, by telephone or the internet. If you hold shares of ACCO common stock under the plan, please complete, sign and return your voting instruction card, or provide voting instructions by telephone or through the internet as described on the voting instruction card prior to [—] [—], 2012. The voting instruction card will serve as instructions to the plan trustees to vote the whole shares attributable to your interest in the manner you indicate on the card.

Q:	If an ACCO stockholder is not going to attend the special meeting, should the stockholder return his proxy card or otherwise vote his shares?

A:	Yes. Completing, signing, dating and returning the proxy card by mail or submitting a proxy by calling the toll-free number shown on the proxy card or submitting a proxy by visiting the website shown on the proxy card ensures that the stockholder’s shares will be represented and voted at the special meeting, even if the stockholder is unable to or does not attend.

Q:	If an ACCO stockholder’s shares are held in “street name” by his broker, will the broker vote the shares for the stockholder?

A:	If an ACCO stockholder’s shares are held in “street name,” which means such shares are held of record by a broker, bank or nominee, he will receive instructions from his broker, bank or other nominee that he must follow in order to have his shares of ACCO common stock voted. If an ACCO stockholder has not received such voting instructions or requires further information regarding such voting instructions, the ACCO stockholder should contact his bank, broker or other nominee. Brokers, banks or other nominees who hold shares of ACCO common stock for a beneficial owner of those shares typically have the authority to vote in their discretion on “routine” proposals when they have not received instructions from beneficial owners. However, brokers, banks and other nominees are not allowed to exercise their voting discretion with respect to the approval of matters that are “non-routine,” such as approval of the Share Issuance proposal, without specific instructions from the beneficial owner. All proposals for the ACCO special meeting are non-routine and non-discretionary. Broker non-votes are shares held by a broker, bank or other nominee that are represented at the meeting but with respect to which the broker, bank or other nominee is not instructed by the beneficial owner of such shares to vote on the particular proposal, and the broker, bank or other nominee does not have discretionary voting power on such proposal. If an ACCO stockholder’s broker, bank or other nominee holds the ACCO stockholder’s shares of ACCO common stock in “street name,” the ACCO stockholders’ bank, broker or other nominee will vote the ACCO stockholder’s shares only if the ACCO stockholder provides instructions on how to vote by filling out the voter instruction form sent to him by his bank, broker or other nominee with this proxy statement/prospectus-information statement.

WHETHER OR NOT YOU PLAN TO ATTEND THE SPECIAL MEETING, YOU ARE ENCOURAGED TO GRANT YOUR PROXY AS DESCRIBED IN THIS PROXY STATEMENT/PROSPECTUS-INFORMATION STATEMENT.

Q:	Can ACCO stockholders change their vote?

A:	Yes. Holders of record of ACCO common stock who have properly completed and submitted their proxy card or proxy by telephone or internet can change their vote before the proxy is voted at the ACCO special meeting in any of the following ways:

•	sending a written notice that is received prior to the special meeting stating that the stockholder revokes his proxy to the corporate secretary of ACCO at 300 Tower Parkway, Lincolnshire, IL 60069;

•	properly completing, signing and dating a new proxy card bearing a later date and properly submitting it so that it is received prior to the special meeting;

•

visiting the website shown on the proxy card and submitting a new proxy in the same manner that the stockholder would submit his proxy via the internet or by calling the toll-free number shown on the proxy card to submit a new proxy by telephone; or

•	attending the special meeting in person and voting their shares.

Simply attending the special meeting will not revoke a proxy.

An ACCO stockholder whose shares are held in “street name” by his broker and who has directed that person to vote his shares should instruct that person to change his vote.

Q:	What will happen if ACCO stockholders abstain from voting, fail to vote or do not direct how to vote on their proxy?

A:

The failure of an ACCO stockholder to vote or to instruct his broker to vote if his shares are held in “street name” may have a negative effect on the ability of ACCO to obtain the number of votes necessary for approval of the proposals. For purposes of the stockholder vote, an abstention, which occurs when a stockholder attends a meeting, either in person or by proxy, but abstains from voting, will have the same effect as voting against the proposal to approve the Share Issuance, and will have the same effect as voting against the meeting adjournment proposal. The failure of an ACCO stockholder to vote or to instruct his broker, bank or nominee to vote if his shares are held in “street name” will not (assuming a quorum is present) affect the proposal to approve the Share Issuance (provided that the total votes cast on this proposal represent over 50% of the outstanding shares of ACCO common stock entitled to vote on the proposal) or the meeting adjournment proposal. All properly signed proxies that are received prior to the special meeting and that are not revoked will be voted at the special meeting according to the instructions indicated on the proxies. If a proxy is returned without an indication as to how shares of ACCO common stock represented are to be voted with regard to a particular proposal, the shares of ACCO common stock represented by the proxy will be voted in accordance with the recommendation of the ACCO Board of Directors and therefore, “FOR” the proposal to approve the Share Issuance and “FOR” the proposal to adjourn the special meeting, if necessary or appropriate, to permit further solicitation of proxies.

QUESTIONS AND ANSWERS FOR MWV STOCKHOLDERS

The following are some of the questions that MWV stockholders may have regarding the Transactions, and brief answers to those questions. For more detailed information about the matters discussed in these questions and answers, see “The Transactions” beginning on page 49. These questions and answers, as well as the following summary, are not meant to be a substitute for the information contained in the remainder of this proxy statement/prospectus-information statement, and this information is qualified in its entirety by the more detailed descriptions and explanations contained elsewhere in this proxy statement/prospectus-information statement. Stockholders are urged to read this proxy statement/prospectus-information statement in its entirety. You should pay special attention to the “Risk Factors” beginning on page 31 and “Cautionary Statement Regarding Forward-Looking Statements” beginning on page 43.

Q:	What will MWV stockholders be entitled to receive pursuant to the Distribution and the Merger?

A:	As a result of the Distribution and the Merger, it is currently estimated, based on the assumptions described under the heading “The Transactions—Calculation of Merger Consideration,” that MWV stockholders will be entitled to receive approximately 0.33 shares of ACCO common stock for each share of MWV common stock that they own as of the record date for the Distribution. However, this amount will be finally determined at the effective time of the Merger based on the number of shares of ACCO common stock outstanding immediately prior to the effective time of the Merger and the number of shares of MWV common stock outstanding immediately prior to the Distribution that are entitled to shares of Spinco common stock in the Distribution. Therefore, the actual number of shares of ACCO common stock that MWV stockholders are entitled to receive will change if the number of shares of ACCO common stock outstanding or shares of MWV common stock outstanding at those times changes because of any increase or decrease in share amounts for any reason. See “The Transaction Agreements—The Merger Agreement—Merger Consideration.”

Based on the closing price of ACCO common stock on December 30, 2011 of $9.65, as reported by the NYSE, and the assumptions described under the heading “The Transactions—Calculation of Merger Consideration,” the approximate value MWV stockholders will receive in the Merger will equal $546,155,810 in the aggregate and $3.20 per share of MWV common stock they own on the record date for the Distribution. However, any change in the market value of ACCO common stock at the effective time of the Merger or the number of shares of MWV common stock outstanding and entitled to receive Spinco common stock in the Distribution will cause the estimated per share value MWV stockholders will receive in the Merger to change. Also, those MWV stockholders who would otherwise receive a fractional share of ACCO common stock in the Merger may receive a different per share value with respect to fractional shares when those fractional shares are liquidated by the distribution agent. See “The Transaction Agreements—The Merger Agreement—Merger Consideration.”

Q:	Has MWV set a record date for the Distribution?

A:	No. MWV will publicly announce the record date for the Distribution when the record date has been determined. This announcement will be made prior to the completion of the Separation, the Distribution and the Merger.

Q:	What will happen to the shares of MWV common stock owned by MWV stockholders?

A:	Holders of MWV common stock will retain all of their shares of MWV common stock.

Q:	How will shares of ACCO common stock be distributed to MWV stockholders?

A:	Holders of MWV common stock on the record date for the Distribution will receive shares of ACCO common stock in book-entry form. Record stockholders will receive additional information from ACCO’s transfer agent shortly after the Distribution date. Beneficial holders will receive information from their brokerage firms or other nominees.

Q:	Will MWV stockholders who sell their shares of MWV common stock shortly before the completion of the Distribution and the Merger still be entitled to receive shares of ACCO common stock with respect to the shares of MWV common stock that were sold?

A:	It is currently expected that beginning two business days before the record date to be established for the Distribution, and continuing through the closing date of the Merger (or the previous business day, if the Merger closes before the opening of trading in MWV common stock and ACCO common stock on the NYSE on the closing date), there will be two markets in MWV common stock on the NYSE: a “regular way” market and an “ex-distribution” market.

If a MWV stockholder sells shares of MWV common stock in the “regular way” market under the ticker symbol “MWV” during this time period, that MWV stockholder will be selling both his shares of MWV common stock and the right (represented by a “due-bill”) to receive shares of Spinco common stock that will be converted into shares of ACCO common stock, and cash in lieu of fractional shares (if any), at the closing of the Merger. MWV stockholders should consult their brokers before selling their shares of MWV common stock in the “regular way” market during this time period to be sure they understand the effect of the NYSE “due-bill” procedures. The “due-bill” process is not managed, operated or controlled by MWV or ACCO.

If a MWV stockholder sells shares of MWV common stock in the “ex-distribution” market during this time period, that MWV stockholder will be selling only his shares of MWV common stock, and will retain the right to receive shares of Spinco common stock that will be converted into shares of ACCO common stock, and cash in lieu of fractional shares (if any), at the closing of the Merger. It is currently expected that “ex-distribution” trades of MWV common stock will settle within three business days after the closing date of the Merger and that if the Merger is not completed all trades in this “ex-distribution” market will be cancelled.

After the closing date of the Merger, shares of MWV common stock will no longer trade in this “ex-distribution” market, and shares of MWV common stock that are sold in the “regular way” market will no longer reflect the right to receive shares of Spinco common stock that will be converted into shares of ACCO common stock, and cash in lieu of fractional shares (if any), at the closing of the Merger.

Q:	How may MWV stockholders sell the shares of ACCO common stock which they are entitled to receive in the Merger prior to receiving those shares of ACCO common stock?

A:	It is currently expected that beginning two business days before the record date to be established for the Distribution, and continuing through the closing date of the Merger (or the previous business day, if the Merger closes before the opening of trading in MWV common stock and ACCO common stock on the NYSE on the closing date), there will be two markets in ACCO common stock on the NYSE: a “regular way” market and a “when issued” market.

The “regular way” market will be the regular trading market for issued shares of ACCO common stock under the ticker symbol “ABD.”

The “when issued” market will be a market for the shares of ACCO common stock that will be issued to MWV stockholders at the closing of the Merger. If a MWV stockholder sells shares of ACCO common stock in the “when issued” market during this time period, that MWV stockholder will be selling his right to receive shares of Spinco common stock that will be converted into shares of ACCO common stock at the closing of the Merger. It is currently expected that “when issued” trades of ACCO common stock will settle within three business days after the closing date of the Merger and that if the Merger is not completed, all trades in this “when issued” market will be cancelled. After the closing date of the Merger, shares of ACCO common stock will no longer trade in this “when issued” market.

Q:	Are MWV stockholders required to do anything?

A:	MWV stockholders are not required to take any action to approve the Separation, the Distribution or the Merger. However, MWV stockholders should carefully read this proxy statement/prospectus-information statement, which contains important information about the Separation, the Distribution, the Merger, Spinco and ACCO. After the Merger, ACCO will mail to holders of MWV common stock who are entitled to receive shares of ACCO common stock book-entry statements evidencing their ownership of ACCO common stock, cash payments in lieu of fractional shares (if any) and related tax information, and other information regarding their receipt of shares of ACCO common stock.

MWV STOCKHOLDERS WILL NOT BE REQUIRED TO SURRENDER THEIR SHARES OF MWV COMMON STOCK IN THE SEPARATION, THE DISTRIBUTION OR THE MERGER AND THEY SHOULD NOT RETURN THEIR MWV STOCK CERTIFICATES. THE SEPARATION, THE DISTRIBUTION AND THE MERGER WILL NOT RESULT IN ANY CHANGE IN MWV STOCKHOLDERS’ OWNERSHIP OF MWV COMMON STOCK FOLLOWING THE MERGER.

SUMMARY

This summary, together with the sections titled “Questions and Answers About the Transactions,” “Questions and Answers for ACCO Stockholders” “Questions and Answers for MWV Stockholders” immediately preceding this summary, provides a summary of the material terms of the Separation, the Distribution and the Merger. These sections highlight selected information contained in this proxy statement/prospectus-information statement and may not include all the information that is important to you. To better understand the proposed Separation, the Distribution and Merger, and the risks related with the Transactions, and for a more complete description of the legal terms of the Separation, the Distribution and the Merger, you should read this entire proxy statement/prospectus-information statement carefully, including the annexes, as well as those additional documents to which we refer you. See also “Where You Can Find Additional Information.”

The Companies (page —)

ACCO Brands Corporation

300 Tower Parkway

Lincolnshire, Illinois 60069

(847) 541-9500

ACCO is one of the world’s largest suppliers of branded office products (excluding furniture, computers, printers and bulk paper) to the office products resale industry. ACCO designs, develops, manufactures and markets a wide variety of traditional and computer-related office products, supplies, binding and laminating equipment and related consumable supplies, personal computer accessory products, paper-based time management products and presentation aids and products. Through a focus on research, marketing and innovation, ACCO seeks to develop new products that meet the needs of its consumers and commercial end-users, which ACCO believes will increase the product positioning of its brands. ACCO competes through a balance of innovation, a low-cost operating model and an efficient supply chain. ACCO sells its products primarily to markets located in North America, Europe and Australia. ACCO’s brands include GBC®, Kensington®, Quartet®, Rexel, Swingline®, Wilson Jones®, Marbig, NOBO and Day-Timer®, among others. For more information on ACCO, see “Information About Merger Sub and ACCO Brands Corporation.”

Augusta Acquisition Sub, Inc.

c/o ACCO Brands Corporation

300 Tower Parkway

Lincolnshire, Illinois 60069

(847) 541-9500

Augusta Acquisition Sub, Inc., which we refer to as Merger Sub, is a direct, wholly-owned subsidiary of ACCO. Merger Sub was organized on November 4, 2011 for the purposes of merging with and into Spinco in the Merger. It has not carried on any activities other than in connection with the Merger Agreement. For more information on Merger Sub, see “Information About Merger Sub and ACCO Brands Corporation.”

MeadWestvaco Corporation

501 South 5th Street

Richmond, Virginia 23219-0501

(804) 444-1000

MeadWestvaco Corporation, a Delaware corporation formed in 2001 following the merger of Westvaco Corporation and The Mead Corporation, is a global packaging company that provides packaging solutions to many of the world’s brands in the healthcare, beauty and personal care, food, beverage, tobacco and home and garden industries. MWV’s other business operations serve the consumer and office products, specialty chemicals, forestry and real estate markets. MWV’s segments are (1) Packaging Resources, (2) Consumer Solutions, (3) Consumer & Office Products, (4) Specialty Chemicals, and (5) Community Development and Land Management. The principal markets for MWV products are in North America, South America, Europe and Asia. MWV operates in 30 countries and serve customers in more than 100 nations. For more information on MWV, see “Information About MeadWestvaco Corporation.”

Monaco SpinCo Inc.

c/o MeadWestvaco Corporation

501 South 5th Street

Richmond, Virginia 23219-0501

(804) 444-1000

Monaco Spinco Inc. is a recently formed company organized in 2011 that is currently a wholly owned subsidiary of MWV. In connection with the Separation, MWV will cause specified assets and liabilities used in the MEAD C&OP Business to be conveyed to Spinco and then distribute all of the shares of Spinco common stock to MWV stockholders.

The MEAD C&OP Business is currently operated as a division of MWV and through certain subsidiaries of MWV. The MEAD C&OP Business manufactures, sources, markets and distributes school and office products and time-management products in North America and Brazil through both retail and commercial channels. The MEAD C&OP Business produces many of the leading brand names in school supplies, time-management and commercial office products, including AMCAL®, AT-A-GLANCE®, Cambridge®, Day Runner®, Five Star®, Mead® and Trapper Keeper®. Throughout its operations in the United States, Brazil and Canada, the MEAD C&OP Business produces and sells notebooks, folders, decorative calendars, stationery products, and time management and personal organizers through a wide mix of retail distribution.

Later in this proxy statement/prospectus-information statement, the MEAD C&OP Business that will be separated from MWV will be described in detail. Following the Distribution, the MEAD C&OP Business will be held by Spinco and Spinco will become a wholly owned subsidiary of ACCO. MWV will not retain any ownership interest in Spinco. In connection with the Separation and the Distribution, MWV and Spinco have entered or will enter into a number of agreements that will govern the relationship between MWV and Spinco following the Distribution.

For more information on Spinco and the MEAD C&OP Business, see “Information About The MEAD C&OP Business.”

The Transactions (page 49)

On November 17, 2011, MWV and ACCO announced that MWV will spin off the MEAD C&OP Business and that MWV and ACCO have entered into a definitive agreement pursuant to which ACCO will acquire the MEAD C&OP Business. As a result of and immediately following these transactions, MWV stockholders as of the record date of the Distribution will own approximately 50.5% of ACCO common stock after the Merger, current ACCO stockholders will own approximately 49.5% of ACCO common stock after the Merger and MWV stockholders will retain their shares in MWV.

In connection with the Transactions, MWV and Spinco have entered into a Separation Agreement and several other agreements to effect the Separation and the Distribution and provide a framework for their relationship after the Separation. These agreements provide for the allocation between MWV and Spinco of MWV’s assets, liabilities and obligations and will govern the relationship between MWV and Spinco after the Separation (including with respect to employee matters, intellectual property rights, and tax matters). Shortly before Spinco’s separation from MWV, Spinco and MWV will also enter into the Transition Services Agreement which will provide for, among other things, the provision of transition services, and the Tax Matters Agreement, which will provide for, among other things, the allocation between MWV and Spinco of certain tax assets and obligations.

MWV, Spinco, ACCO and Merger Sub also entered into the Merger Agreement to effect the Merger and set forth the terms and conditions of the Merger, as well as to provide for, among other things, certain non-solicitation and non-competition covenants.

For a more complete discussion of the Transaction Agreements, see “The Transaction Agreements” and “Additional Agreements Related to the Separation, the Distribution and the Merger.”

Overview (See “The Transactions—Transaction Sequence” beginning on page 49)

Below is a step-by-step list illustrating the sequence of material events relating to the Separation, the Distribution and the Merger:

Step 1—MWV will engage in a series of restructuring transactions in which specified assets and liabilities relating to the MEAD C&OP Business will be conveyed to Spinco and entities that will become Spinco subsidiaries.

Step 2—Spinco will incur indebtedness to fund the cash portion of the Special Distribution.

Step 3—In exchange for the conveyance in Step 1, Spinco will issue shares of Spinco common stock to MWV and make the Special Distribution to MWV. MWV expects to exchange the Spinco debt instruments received in the Special Distribution in satisfaction of debt obligations of MWV, resulting in MWV receiving approximately $460.0 million in cash from the Transactions. Because the transactions are conditioned on the receipt of a Private Letter Ruling and the Distribution Tax Opinion, MWV expects that the $460.0 million in cash will be received on a tax-free basis.

Step 4—MWV will effect the Distribution by distributing all of the shares of Spinco common stock it holds to MWV stockholders as of the record date of the Distribution on a pro rata basis. The shares of Spinco common stock will be delivered to the distribution agent, who will hold such shares for the benefit of MWV stockholders.

Step 5—Merger Sub will merge with and into Spinco with Spinco being the surviving corporation of the Merger as a wholly owned subsidiary of ACCO. In the Merger, the shares of Spinco common stock held by the distribution agent will be converted into a number of shares of ACCO common stock such that MWV stockholders entitled to shares of Spinco common stock in the Distribution will collectively own approximately 50.5% of the outstanding shares of common stock of ACCO after the Merger, and ACCO stockholders immediately prior to the Merger will collectively own approximately 49.5% of the outstanding shares of common stock of ACCO after the Merger.

Step 6—The distribution agent will distribute shares of ACCO common stock and cash in lieu of fractional shares to MWV stockholders in accordance with the terms of the Separation Agreement and the Merger Agreement.

Set forth below are diagrams that graphically illustrate, in simplified form, the existing corporate structure, the corporate structure immediately following the Separation and the Distribution but prior to the Merger, and the corporate structure immediately following the consummation of the Transactions.

The Separation and the Distribution (See “The Transactions—The Separation and the Distribution” beginning on page 51)

Pursuant to and in accordance with the terms and conditions of the Separation Agreement, MWV will engage in a series of restructuring transactions in which specified assets and liabilities relating to the MEAD C&OP Business will be conveyed to Spinco and entities that will become Spinco subsidiaries. Spinco is currently a wholly owned subsidiary of MWV that was formed in 2011 in connection with the Transactions.

In consideration for the conveyance by MWV of the specified assets and liabilities relating to the MEAD C&OP Business, Spinco will:

•	issue to MWV shares of Spinco common stock; and

•

make the Special Distribution consisting of (1) $190.0 million in cash (which amount may be increased by MWV) and (2) debt instruments of Spinco in an amount that would satisfy in full debt of MWV having a principal amount equal to (a) $460.0 million less (b) the amount of cash distributed in the Special Distribution.

In combination with the contemplated Debt Exchange pursuant to which MWV expects to exchange the Spinco debt instruments received in the Special Distribution for debt obligations of MWV, the Special Distribution is expected to result in MWV receiving approximately $460.0 million in cash from the Transactions. Because the transactions are conditioned on the receipt of a Private Letter Ruling and the Distribution Tax Opinion, MWV expects that the $460.0 million in cash will be received on a tax-free basis. For further information on the Debt Exchange, see “—Financing.”

Also in connection with the Separation, Spinco will consummate certain financing transactions to make the Special Distribution to MWV. For a more complete discussion of these financing transactions, see “—Financing.”

After the Separation, MWV will distribute all of the shares of Spinco common stock it holds to its stockholders as of the record date of the Distribution on a pro rata basis. As of the date of this proxy statement/prospectus-information statement, the board of MWV has not set a record date for the Distribution. MWV will publicly announce the record date for the Distribution when the record date has been determined. This announcement will be made prior to the completion of the Separation, the Distribution and the Merger.

MWV will effect the Distribution by delivering the shares of Spinco common stock to the distribution agent. The distribution agent will hold such shares for the benefit of MWV stockholders that are entitled to the Spinco common stock pending the effective time of the Merger.

After the Distribution, MWV will not own any shares of Spinco common stock.

Conditions to the Separation and the Distribution (See “The Transaction Agreements—The Separation Agreement—Conditions to the Separation and the Distribution” beginning on page 114)

As more fully described in this proxy statement/prospectus-information statement and in the Separation Agreement, each of MWV’s and Spinco’s obligations to effect the Separation is subject to the satisfaction or, to the extent permitted by law, waiver of the following conditions:

•

each of the parties to the Merger Agreement has irrevocably confirmed to the others that the conditions to the Merger (other than the consummation of the Separation and the Distribution) have been fulfilled, will be fulfilled at the effective time of the Merger, or are being waived by such party, as the case may be;

•	MWV shall have received the Private Letter Ruling and the Distribution Tax Opinion; and

•

MWV and ACCO have received all necessary permits and authorizations under state securities or “blue sky” laws, the Securities Act and the Exchange Act in connection with the Distribution and these permits and authorizations are in effect.

In addition, each of MWV’s and Spinco’s obligations to effect the Distribution is subject to the satisfaction or, to the extent permitted by law, waiver of the following additional conditions:

•

MWV and Spinco have prepared and mailed to the holders of record of MWV common stock an information statement concerning Spinco, its business, operations and management, the Distribution and such other matters as MWV determines (after consultation with ACCO) is desirable and otherwise required by law;

•	Spinco has issued to MWV additional shares of Spinco common stock as consideration for the conveyance by MWV to Spinco of specified assets and liabilities that are used in the MEAD C&OP Business; and

•	MWV has received the Special Distribution.

The Merger; Merger Consideration (See “The Transactions—The Merger” beginning on page 51)

Pursuant to and in accordance with the terms and conditions of the Merger Agreement, immediately after the Distribution, Merger Sub will merge with and into Spinco. Spinco will survive the Merger as a wholly owned subsidiary of ACCO. After the Merger, ACCO will continue to be a separately traded public company and will own and operate the combined businesses of the MEAD C&OP Business and ACCO.

At the effective time of the Merger, each issued and outstanding share of Spinco common stock (except shares of Spinco common stock held by Spinco as treasury stock) will be automatically converted into a number of shares of ACCO common stock equal to the exchange ratio. The Merger Agreement provides that, subject to a “true up” under limited circumstances, the exchange ratio is equal to the product of (1) the number of shares of ACCO common stock issued and outstanding immediately prior to the effective time of the Merger multiplied by (2) 1.02020202, divided by the number of shares of Spinco common stock outstanding immediately prior to the effective time of the Merger. The exchange ratio and the “true up” mechanism is structured so that when the Merger is completed, MWV stockholders entitled to shares of Spinco common stock in the Distribution will collectively own approximately 50.5% of the outstanding shares of common stock of ACCO after the Merger, and ACCO stockholders immediately prior to the Merger will collectively own approximately 49.5%, of the outstanding shares of common stock of ACCO after the Merger. No fractional shares of ACCO common stock will be issued to MWV stockholders in the Merger, however. Instead, the distribution agent will aggregate fractional shares into whole shares, sell the whole shares in the open market at prevailing market prices and distribute the aggregate cash proceeds, net of brokerage fees and other costs, from the sales pro rata to each holder who would otherwise have been entitled to receive a fractional share in the Merger. Recipients of cash in lieu of fractional shares will not be entitled to any interest on the amounts of payments made in lieu of fractional shares. The receipt of cash in lieu of fractional shares generally will be taxable to the recipient stockholders as described in “The Transactions—Calculation of Merger Consideration” and “Material U.S. Federal Income Tax Consequences of the Separation, the Distribution and the Merger—The Merger.”

It is currently estimated, based on the assumptions described under the heading “The Transactions—Calculation of Merger Consideration,” that MWV stockholders will be entitled to receive approximately 0.33 shares of ACCO common stock for every one share of MWV common stock that they own as of the record date for the Distribution. However, this amount will be finally determined at the effective time of the Merger based on the number of shares of ACCO common stock outstanding immediately prior to the effective time of the Merger and the number of shares of MWV common stock outstanding immediately prior to the Distribution that are entitled to shares of Spinco common stock in the Distribution. Therefore, the actual number of shares of ACCO common stock that MWV stockholders are entitled to receive will change if the number of shares of ACCO common stock outstanding or shares of MWV common stock outstanding at those times changes because of any increase or decrease in share amounts for any reason. We do not expect the number calculated above to change significantly because (1) we do not expect that the number of shares of ACCO common stock will change significantly as ACCO currently has no plans to issue any shares of its common stock prior to the effective time of the Merger other than pursuant to previous grants of equity incentive awards or pursuant to the exercise of employee stock options and stock settled stock appreciation rights, in each case, in the ordinary course of business and (2) we do not expect that the number of shares of MWV common stock that will be entitled to Spinco common stock in the Distribution will change significantly as MWV currently has no plans to issue any shares of its common stock prior to the effective time of the Merger other than pursuant to previous grants of equity incentive awards or pursuant to the exercise of employee stock options and stock settled stock appreciation rights, in each case, in the ordinary course of business. See “The Transactions—Calculation of Merger Consideration.”

As a result of the Merger and the conversion of the Spinco common stock into ACCO common stock, the distribution agent will distribute to MWV stockholders that are entitled to the Spinco common stock in the Distribution, in lieu of shares of Spinco common stock, shares of ACCO common stock that the shares of Spinco common stock converted into at the effective time of the Merger and cash in lieu of fractional shares (if any).

Holders of MWV common stock will not be required to pay for the shares of ACCO common stock they receive and will also retain all of their shares of MWV common stock.

Conditions to the Merger (See “The Transaction Agreements—The Merger Agreement—Conditions to the Merger” beginning on page 103)

As more fully described in this proxy statement/prospectus-information statement and in the Merger Agreement, each of MWV’s, ACCO’s, Spinco’s and Merger Sub’s obligations to effect the Merger is subject to the satisfaction or, to the extent permitted by law, waiver of the following additional conditions:

•	the consummation of the Separation and the Distribution in accordance with (1) the Separation Agreement, (2) the Private Letter Ruling and (3) the Distribution Tax Opinion;

•	the expiration or termination of any applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, which we refer to as the HSR Act;

•	the receipt of certain approvals or notices under the Competition Act (Canada) and, to the extent required, the Investment Canada Act (Canada);

•	the effectiveness of the registration statement of which this proxy statement/prospectus-information statement is a part and the absence of any stop order or proceedings seeking a stop order;

•

the effectiveness of the registration statement on Form 10 to be filed by MWV, to the extent required, with respect to the registration of shares of Spinco common stock to be distributed pursuant to the Distribution and the absence of any stop order or proceedings seeking a stop order;

•

the receipt of all necessary permits and authorizations under state securities or “blue sky” laws, the Securities Act and the Exchange Act relating to the issuance and trading of shares of ACCO common stock to be issued pursuant to the Merger, and the effectiveness of such permits and authorizations;

•	the approval for listing on the NYSE of the shares of ACCO common stock and such other shares required to be reserved for issuance pursuant to the Merger;

•	the approval by ACCO stockholders of the Share Issuance; and

•	the absence of court orders or orders of other governmental authorities prohibiting the Separation, the Distribution or the Merger.

We refer to the conditions listed above as the Joint Conditions to the Merger.

MWV’s and Spinco’s obligation to effect the Merger is subject to the satisfaction or, to the extent permitted by law, waiver of the following conditions:

•	the performance or compliance in all material respects by ACCO of all obligations and covenants required to be performed or complied with by it prior to the effective time of the Merger;

•	the truth and correctness of ACCO’s representations and warranties, subject to specified materiality thresholds, as of the closing date of the Merger;

•

the receipt by MWV of a certificate, dated as of the effective time of the Merger, of a senior officer of ACCO certifying the satisfaction by ACCO of the conditions described in the preceding two bullet points;

•	the receipt by MWV and Spinco of a Merger Tax Opinion from Wachtell, Lipton, Rosen & Katz, MWV’s tax counsel, dated as of the closing date of the Transactions;

•	the receipt by MWV and Spinco of the Private Letter Ruling in form and substance reasonably satisfactory to MWV, Spinco and ACCO, which ruling is still valid and in full force and effect; and

•	the consummation of the Debt Exchange in full satisfaction of debt obligations of MWV in an amount equal to $460.0 million less the amount of cash distributed in the Special Distribution.

We refer to the conditions listed above as the Additional Conditions to the Merger for MWV’s Benefit.

ACCO’s and Merger Sub’s obligation to effect the Merger is subject to the satisfaction or, to the extent permitted by law, waiver of the following conditions:

•	the performance or compliance in all material respects by MWV and Spinco of all obligations and covenants required to be performed or complied with by them prior to the effective time of the Merger;

•	the truth and correctness of MWV’s representations and warranties, subject to specified materiality thresholds, as of the closing date of the Transactions;

•

the receipt by ACCO of a certificate, dated as of the effective time of the Merger, of a senior officer of each of MWV and Spinco certifying the satisfaction by MWV and Spinco of the conditions described in the preceding two bullet points;

•	the receipt by ACCO of a Merger Tax Opinion from Skadden, Arps, Slate, Meagher & Flom LLP, ACCO’s tax counsel, dated as of the closing date of the Transactions; and

•

the entry by Spinco and MWV (or a subsidiary of Spinco and MWV) into the applicable Transaction Agreements, and to the extent applicable, performance in all material respects by Spinco and MWV of the applicable Transaction Agreements.

We refer to the conditions listed above as the Additional Conditions to the Merger for ACCO’s Benefit.

See “The Transaction Agreements—The Merger Agreement—Conditions to the Merger.”

Voting by ACCO Directors and Executive Officers (See “The ACCO Special Meeting—Voting by ACCO Directors and Executive Officers” beginning on page 47)

At the close of business on the record date of the special meeting, ACCO directors and executive officers and their affiliates were entitled to vote approximately [—]% of the shares of ACCO common stock outstanding on that date. ACCO currently expects that ACCO directors and executive officers and their affiliates will vote their shares in favor of all proposals.

Opinions of Financial Advisors to ACCO (See “The Transactions—Opinions of ACCO’s Financial Advisors” beginning on page 63)

On November 17, 2011, the ACCO Board of Directors received an oral opinion from Barclays Capital Inc. (which we refer to as “Barclays Capital”) (which was subsequently confirmed in writing) that, as of such date and based upon and subject to the qualifications, limitations and assumptions stated in its opinion, from a financial point of view, the exchange ratio pursuant to the Merger Agreement was fair to ACCO. The full text of Barclays Capital’s written opinion, dated as of November 17, 2011, is attached as Annex C to this proxy statement/prospectus-information statement and incorporated into this document by reference. Barclays Capital’s written opinion sets forth, among other things, the assumptions made, procedures followed, factors considered and limitations upon the review undertaken by Barclays Capital in rendering its opinion. This summary of Barclays Capital’s written opinion is qualified in its entirety by reference to the full text of the opinion. Barclays Capital’s opinion is addressed to ACCO’s Board of Directors for its use in connection with its evaluation of the Transactions. Barclays Capital’s opinion relates only to the fairness, from a financial point of view, to ACCO of the exchange ratio and does not constitute a recommendation to any stockholder of ACCO as to how such stockholder should vote or act with respect to the Share Issuance or any other matter. You are urged to read the opinion of Barclays Capital carefully in its entirety.

The ACCO Board of Directors also received an oral opinion from William Blair & Company, L.L.C. (which we refer to as “William Blair”) on November 17, 2011 (which was subsequently confirmed in writing) that, as of that date and based upon and subject to the assumptions and qualifications stated in its opinion, the consideration to be paid by ACCO in respect of the Spinco common stock pursuant to the Merger Agreement was fair, from a financial point of view, to ACCO. William Blair provided the opinion described above for the information and assistance of the ACCO Board of Directors in connection with its consideration of the Merger. The full text of William Blair’s written opinion, dated November 17, 2011, is attached as Annex D to this proxy statement/prospectus-information statement and incorporated into this document by reference. You are urged to read the opinion carefully and in its entirety to learn about the assumptions made, procedures followed, matters considered and limits on the scope of the review undertaken by William Blair in rendering its opinion.

Board of Directors and Management of ACCO After the Merger (See “Information about Merger Sub and ACCO Brands Corporation—Directors and Officers of ACCO Before and After the Merger” beginning on page 134)

The directors of ACCO immediately following the closing of the Merger are expected to be the directors of ACCO immediately prior to the closing of the Merger, except that, immediately following the closing of the Merger, the ACCO Board of Directors will be increased by two members, and two persons selected by MWV and approved by the ACCO Board of Directors shall be elected by ACCO’s Board of Directors to fill the vacancies created.

The officers of ACCO immediately prior to the Merger will continue to be the officers of ACCO immediately following the effective time of the Merger.

Risk Factors (See “Risk Factors” beginning on page 31)

ACCO and MWV stockholders should carefully consider the matters described in the section “Risk Factors,” as well as other information included in this proxy statement/prospectus-information statement and the other documents to which they have been referred.

Regulatory Approval (See “The Transactions—Regulatory Approvals” beginning on page 82)

Under the HSR Act and related rules, the Merger may not be completed until notifications have been given and information furnished to the Federal Trade Commission and to the Antitrust Division of the Department of Justice (which we refer to as the Antitrust Division) and the specified waiting period has been terminated or has expired. The parties filed Notification and Report Forms with the Federal Trade Commission and the Antitrust Division on December 16, 2011. If early termination is not granted or if ACCO and MWV do not receive from the Federal Trade Commission or the Antitrust Division a Request for Additional Information and Documentary Material (which we refer to as a Second Request), the waiting period under the HSR Act with respect to the Merger will expire at 11:59 p.m., Eastern Time, on January 17, 2012. In addition, the parties are required to provide notifications to the Canadian and Brazilian competition authorities. The parties filed the required notification with Brazil’s Administrative Council for Economic Defense (which we refer to as CADE) on December 8, 2011. The parties filed the required notification under the Investment Canada Act on November 25, 2011 and the required notification under Canada’s Competition Act on December 27, 2011. If early termination is not granted or if ACCO and MWV do not receive from the Canadian Commissioner of Competition a Supplementary Information Request, which we refer to as an SIR, the waiting period under the Competition Act with respect to the Merger will expire at 11:59 p.m., Eastern Time, on January 26, 2012. If ACCO and MWV receive an SIR, the waiting period under the Competition Act will be extended until 11:59 p.m., Eastern Time, on the 30th day after both ACCO and MWV have certified that the information supplied to the Commissioner in response to the SIR is correct and complete in all material respects, unless earlier terminated by the Commissioner of Competition. On December 12, 2011, ACCO received confirmation from the Investment Review Division of the Canadian federal Department of Industry that the transaction is not reviewable under the Investment Canada Act. At any time before or after completion of the Merger, the Federal Trade Commission or the Antitrust Division, a state attorney general, a foreign competition authority, or a private party could take any action under the antitrust laws that it deems necessary or desirable in the public interest, including seeking to enjoin completion of the Separation, the Distribution and the Merger or seeking divestiture of substantial assets of ACCO or Spinco. There can be no assurance that a challenge to the Merger on antitrust grounds will not be made or, if such a challenge is made, that it would not be successful.

Financing (See “The Transaction Agreements—The Merger Agreement—Financing” beginning on page 99 and “Debt Financing—MWV Bridge Facility” beginning on page 122)

Spinco will incur indebtedness to fund the cash portion of the Special Distribution. In addition, the Merger Agreement provides that Spinco will issue to MWV debt instruments of Spinco in an amount that would satisfy in full debt of MWV having a principal amount equal to (a) $460.0 million less (b) the amount of cash distributed in the Special Distribution.

MWV anticipates that it will exchange the Spinco debt instruments in the form of debt securities which we refer to as Spinco Securities, in full satisfaction of certain debt obligations that will be issued by MWV prior to the special meeting. In the event certain conditions are satisfied and the debt obligations that will be issued by MWV prior to the special meeting have not been repaid in full prior to the date the Merger closes, such debt will automatically be repaid on the date the Merger closes with unsecured loans issued by Spinco which we refer to as the Exchange Loans. Pursuant to the terms of a commitment letter entered into between MWV and certain financial institutions prior to the date hereof (described in the section “Debt Financing—MWV Bridge Facility”), at any time after the first anniversary of the date the Exchange Loans (if any) are first exchanged for such debt of MWV, the Exchange Loans (if any) may be exchanged in whole or in part, at the option of the lender, for unsecured senior exchange notes due 2020 of Spinco, which we refer to as the Exchange Notes, having an equal principal amount.

The exchange by MWV of Spinco debt instruments in full satisfaction of debt obligations that will be issued by MWV prior to the special meeting is referred to as the “Debt Exchange.”

The Merger Agreement contains various covenants of ACCO, MWV and Spinco relating to the financing matters described above.

Termination (See “The Transaction Agreements—The Merger Agreement—Termination” beginning on page 104)

The Merger Agreement may be terminated at any time prior to the completion of the Merger by the mutual written consent of MWV and ACCO. Also, subject to specified qualifications and exceptions, either MWV or ACCO may terminate the Merger Agreement at any time prior to the completion of the Merger if:

•	the Merger has not been consummated by August 31, 2012;

•

any governmental entity has issued an order, decree or ruling or taken any other action permanently restraining, enjoining, or otherwise prohibiting the Transactions, and the order, decree, ruling or other action have become final and nonappealable; or

•	ACCO’s stockholders failed to approve the Share Issuance at the ACCO special meeting (including any adjournment, continuation or postponement of the ACCO special meeting).

In addition, subject to specified qualifications and exceptions, MWV may terminate the Merger Agreement if:

•

ACCO has breached or failed to perform in any material respect any of its representations, warranties, covenants or other agreements contained in the Merger Agreement, which breach or failure to perform (1) would result in a failure of a Joint Condition or an Additional Condition to the Merger for MWV’s Benefit and (2) cannot be cured by August 31, 2012; or

•

the ACCO Board of Directors has withheld, withdrawn, amended, changed, qualified or modified in a manner adverse to MWV (or has publicly proposed to take such actions) its recommendation that ACCO stockholder vote in favor of the Share Issuance.

In addition, subject to specified qualifications and exceptions, ACCO may terminate the Merger Agreement if either MWV or Spinco has breached or failed to perform in any material respect any of its representations, warranties, covenants or other agreements contained in the Merger Agreement, which breach or failure to perform (1) would result in a failure of a Joint Condition or an Additional Condition to the Merger for ACCO’s Benefit and (2) the failure cannot be cured by August 31, 2012.

Termination Fees (See “The Transaction Agreements—The Merger Agreement—Termination Fee Payable in Certain Circumstances” beginning on page 104)

The Merger Agreement provides that, upon termination of the Merger Agreement under specified circumstances, certain termination fees may be payable. The circumstances under which termination fees may be payable include:

•

in the event (1) an acquisition proposal with respect to ACCO is publicly made and not withdrawn prior to specified events, (2) the Merger Agreement is terminated under any of the following circumstances: (a) after a failure to obtain the approval by ACCO stockholders of the Share Issuance (and such acquisition proposal has not been withdrawn), (b) the Merger has not been consummated on or before August 31, 2012 (and such acquisition proposal has not been withdrawn), or (c) due to a breach or failure to perform by ACCO in any material respect any of its representations, warranties, covenants or other agreements contained in the Merger Agreement (and such acquisition proposal has not been withdrawn) and, (3) an alternative transaction with respect to ACCO is entered into within twelve months of termination of the Merger Agreement, ACCO must pay MWV a termination fee of $15.0 million;

•

in the event the Merger Agreement is terminated following a change in recommendation by the ACCO Board of Directors that the stockholders of ACCO vote in favor of the Share Issuance, ACCO must pay MWV a termination fee of $15.0 million;

•

in the event that the Merger Agreement is terminated after a failure to obtain the approval by ACCO stockholders of the Share Issuance, ACCO must reimburse MWV and Spinco for their expenses in connection with the Transactions not to exceed $5.0 million;

•

in the event that the Merger Agreement is terminated because the Merger has not been consummated on or before August 31, 2012 and at the time of such termination MWV and Spinco have not received the Private Letter Ruling, in form and substance reasonably satisfactory to MWV, Spinco and ACCO, or such ruling, if received, is no longer valid and in full force and effect, and all other conditions to closing set forth in the Merger Agreement have been satisfied, or to the extent permitted by applicable law, waived, MWV must pay ACCO a termination fee of $7.5 million; and

•

in the event that the Merger Agreement is terminated because the Merger has not been consummated on or before August 31, 2012 and at the time of such termination the Debt Exchange has not been consummated, and all other conditions to closing set forth in the Merger Agreement have been satisfied, or to the extent permitted by applicable law, waived, MWV must pay ACCO a termination fee of $20.0 million.

Expenses (See “The Transactions—The Merger Agreement—Expenses” beginning on page 105)

The Merger Agreement provides that each party will pay its own fees and expenses in connection with the Merger Agreement, the Merger and the other Transactions, except for certain specified expenses that are to be shared equally by MWV and ACCO.

Post-closing Working Capital Adjustment (See “The Transaction Agreements—The Separation Agreement—Post-Closing Working Capital Adjustment” beginning on page 113)

The Separation Agreement provides for a working capital adjustment to the extent that the actual working capital of Spinco as of the effective date of the Separation is greater or less than its target working capital as of such date. If the actual working capital transferred to Spinco by MWV in the Separation exceeds the target working capital amount described in the Separation Agreement, then Spinco will pay to MWV the difference between the actual working capital amount and the target working capital amount. If the actual working capital amount transferred to Spinco by MWV in the Separation is less than the target working capital amount set forth in the Separation Agreement, then MWV will pay to Spinco the difference between the actual working capital amount and the target working capital amount. However, MWV may elect to satisfy payment of all or a portion of such difference by transferring to Spinco entities that hold cash in accordance with the terms of the Separation Agreement.

Material U.S. Federal Income Tax Consequences of the Separation, the Distribution and the Merger (See “Material U.S. Federal Income Tax Consequences of the Separation, the Distribution and the Merger” beginning on page 84)

ACCO stockholders are not expected to recognize any gain or loss for U.S. federal income tax purposes as a result of the Merger. MWV stockholders are not expected to recognize any gain or loss for U.S. federal income tax purposes as a result of the Separation, the Distribution or the Merger, except for any gain or loss attributable to the receipt of cash in lieu of a fractional share of ACCO common stock.

No Dissenters’ or Appraisal Rights (See “The Transactions—Rights of Appraisal” beginning on page 83)

Neither ACCO nor MWV stockholders have appraisal rights under Delaware law in connection with the Separation, the Distribution or the Merger.

SUMMARY HISTORICAL CONSOLIDATED FINANCIAL INFORMATION OF ACCO

The following table sets forth summary historical financial data of ACCO. The summary consolidated financial data as of December 31, 2010 and 2009 and for the years ended December 31, 2010, 2009 and 2008 are derived from ACCO’s audited consolidated financial statements which are incorporated by reference in this proxy statement/prospectus-information statement. ACCO’s consolidated financial statements for the years ended 2010 and 2009 were audited by KPMG LLP, an independent registered public accounting firm. ACCO’s financial statements for the year ended 2008, before the adjustments to retrospectively reflect the GBC-Fordigraph business as a discontinued operation, were audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm. KPMG LLP audited the adjustments that were applied to restate ACCO’s 2008 financial statements to retrospectively reflect the GBC-Fordigraph business as a discontinued operation. The summary consolidated financial information as of September 30, 2011 and for the nine-month periods ended September 30, 2011 and 2010 is derived from ACCO’s unaudited condensed consolidated financial statements which are incorporated by reference in this proxy statement/prospectus-information statement, and include, in management’s opinion, all adjustments, consisting only of normal recurring adjustments necessary to present fairly the results of operations and financial position for the periods and dates presented. The summary historical financial data below should be read in conjunction with the consolidated financial statements that are incorporated by reference into this document and their accompanying notes. See “Selected Historical Consolidated Financial Information of ACCO” beginning on page 182.

(In millions, except per share data)	Nine months ended September 30		Twelve months ended December 31
	2011	2010	2010	2009	2008
Statement of Operations Data:
Net sales	$967.7	$925.1	$1,284.6	$1,233.3	$1,539.2
Cost of goods sold	665.9	641.8	887.5	868.7	1,071.4

Gross profit	301.8	283.3	397.1	364.6	467.8
Gross Profit Margin	31.2%	30.6%	30.9%	29.6%	30.4%
Advertising, selling, general and administrative expenses	218.5	203.5	281.2	263.0	367.6
Amortization of intangibles	4.8	5.1	6.7	7.1	7.5
Intangible impairment charges (1)	—	—	—	1.7	263.8
Restructuring charges (income)	(0.8)	(0.8)	(0.5)	17.4	28.8

Operating income (loss)	79.3	75.5	109.7	75.4	(199.9)
Operating Income/(Loss) Margin	8.2%	8.2%	8.5%	6.1%	-13.0%
Income (loss) from continuing operations (2)	$9.2	$3.5	$7.8	$(118.6)	$(255.1)
Income (loss) from continuing operations per common share:
Basic	$0.17	$0.06	$0.14	$(2.18)	$(4.71)
Diluted	$0.16	$0.06	$0.14	$(2.18)	$(4.71)
Cash Flow provided by (used in):
Operating activities	$(21.9)	$(14.9)	$54.9	$71.5	$37.2
Investing activities	43.5	(12.9)	(14.9)	(3.9)	(18.7)
Financing activities	(63.0)	(1.3)	(0.1)	(44.5)	(37.7)
Balance Sheet Data (at period end):
Cash and cash equivalents	$41.3	$14.3	$83.2	$43.6	$18.1
Working capital from continuing operations (3)	300.7	253.3	283.7	235.1	179.2
Property, plant and equipment, net	151.8	167.1	163.2	180.7	194.4
Total assets	1,050.3	1,097.3	1,149.6	1,106.8	1,282.2
External long-term debt	668.8	725.9	727.6	725.8	670.1
Total stockholders’ equity (deficit)	(32.6)	(97.3)	(79.8)	(117.2)	(3.4)

(In millions, except per share data)	Nine months ended September 30		Twelve months ended December 31
	2011	2010	2010	2009	2008
Other Data:
Capital expenditures	$10.6	$8.7	$12.6	$10.3	$43.5
Depreciation expense	20.3	22.4	29.5	31.9	32.5
Stock-based compensation expense	3.8	2.5	4.2	3.0	5.4
Equity in earnings of joint ventures	6.2	4.6	8.3	4.4	6.5

(1)	The $263.8 impairment of goodwill and identifiable intangible assets was driven by a sharp decline in ACCO’s market value which occurred following the onset of recessionary economic conditions, primarily affecting ACCO’s U.S. and Canada businesses, during the fourth quarter of 2008.
(2)	The loss from continuing operations in 2009 was primarily driven by the establishment of a tax valuation allowance of $108.1 related to ACCO’s U.S. business.
(3)	Working Capital is equal to total current assets, less total current liabilities, and excludes current assets and liabilities from discontinued operations.

SUMMARY HISTORICAL COMBINED FINANCIAL DATA

OF THE MEAD C&OP BUSINESS

The following table sets forth summary historical financial data of the MEAD C&OP Business. The summary combined financial data as of December 31, 2010 and 2009 and for the three years ended December 31, 2010, 2009 and 2008 are derived from the MEAD C&OP Business’s audited combined financial statements that are included on pages F-18 to F-49 in this proxy statement/prospectus-information statement. The MEAD C&OP Business’s combined financial statements for years ended 2010, 2009 and 2008 were audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm. This summary combined financial data for the nine months ended September 30, 2011 and 2010 is derived from the MEAD C&OP Business’s unaudited combined financial statements which are included on pages F-2 to F-17 in this proxy statement/prospectus-information statement. In management’s opinion, the interim financial data referred to above includes all adjustments, consisting of only normal recurring adjustments necessary to present fairly the results of operations, cash flows and financial position for the periods and dates presented. The summary historical financial data below should be read in conjunction with the combined financial statements and related notes that are included in this proxy statement/prospectus-information statement on the pages noted above. See “Selected Historical Combined Financial Information of the MEAD C&OP Business” on page 181.

(In millions)	Nine months ended September 30		Twelve months ended December 31
	2011	2010	2010	2009	2008
Statement of Operations Data:
Net sales	$526.3	$512.8	$748.1	$748.4	$753.0
Cost of good sold	352.1	346.0	493.3	499.1	541.7
Gross profit	174.2	166.8	254.8	249.3	211.3
Gross Profit Margin	33.1%	32.5%	34.1%	33.3%	28.1%
Advertising, selling, general and administrative expenses (1)	100.4	99.8	143.2	132.4	130.3
Amortization of intangibles	9.5	10.8	14.1	14.2	14.6
Restructuring charges	0.2	1.1	1.2	5.3	3.6
Operating income	64.1	55.1	96.3	97.4	62.8
Operating Income Margin	12.2%	10.7%	12.9%	13.0%	8.3%
Income from continuing operations	37.8	30.1	55.2	55.0	32.6

Cash flow provided by (used in):
Operating activities	$56.0	$84.7	$84.5	$102.6	$113.9
Investing activities	47.9	(8.1)	(13.1)	(13.4)	(12.2)
Financing activities	(65.7)	(21.0)	(56.3)	(106.3)	(91.5)

Balance Sheet Data (at period end):
Cash and cash equivalents	$52.1	$61.9	$22.6	$2.2	$4.6
Working capital—continuing operations	247.3	225.0	221.1	187.8	181.3
Property, plant and equipment, net	86.6	94.3	95.8	96.2	94.9
Total assets	746.4	875.8	875.1	869.7	833.0
External long-term debt	—	0.1	0.1	1.0	—
Total equity	551.4	632.3	607.9	615.5	624.3

Other Data:
Capital expenditures	$9.0	$8.1	$13.0	$4.5	$7.9
Depreciation expense (2)	10.6	11.6	15.3	15.3	15.9
Stock-based compensation expense	1.2	1.6	2.1	2.0	2.2

(1)	Includes other income and expense for all periods presented.
(2)	Represents expense associated with property, plant and equipment and capitalized software.

SUMMARY UNAUDITED PRO FORMA COMBINED FINANCIAL INFORMATION

The following table sets forth summary unaudited pro forma combined condensed financial information which combines the consolidated financial information of ACCO and the MEAD C&OP Business for the year ended December 31, 2010 and as of and for the nine months ended September 30, 2011 after giving effect to the Merger. The summary unaudited pro forma combined condensed financial information is derived from the unaudited pro forma combined condensed financial statements that are incorporated by reference or which are included elsewhere in this proxy statement/prospectus-information statement. We present the unaudited pro forma combined condensed financial information for informational purposes only. The pro forma information is not intended to represent or be indicative of the combined results of operations or financial condition that would have been reported had the Merger been given effect as of the dates presented, and should not be taken as representative of the future post-Merger combined results of operations or financial condition of ACCO and the MEAD C&OP Business.

This information is only a summary and should be read in conjunction with “Selected Unaudited Pro Forma Combined Financial Information”, “Selected Historical Combined Financial Information of the MEAD C&OP Business”, “Selected Historical Consolidated Financial Information of ACCO”, “Management’s Discussion and Analysis of Financial Condition and Results of Operations of the MEAD C&OP Business” and the consolidated and condensed consolidated financial statements and related notes of ACCO and the MEAD C&OP Business which have been incorporated by reference, or which are included elsewhere in this proxy statement/prospectus-information statement.

(In millions, except per share data)	Pro Forma Combined
	Year Ended December 31 2010	Nine Months Ended September 30 2011
Statement of Operations Data:
Net sales	$2,032.7	$1,494.0
Cost of goods sold	1,388.7	1,019.1

Gross profit	644.0	474.9
Gross Profit Margin	31.7%	31.8%
Advertising, selling, general and administrative expenses	424.5	317.5
Amortization of intangibles	27.3	18.8
Restructuring charges (income)	0.7	(0.6)

Operating income	191.5	139.2
Operating Income Margin	9.4%	9.3%
Income from continuing operations	$40.5	$33.8
Income from continuing operations per common share:
Basic	$0.37	$0.30
Diluted	$0.36	$0.30
Balance Sheet Data (at period end):
Cash and cash equivalents		$68.2
Working capital from continuing operations(1)		530.6
Property, plant and equipment, net		278.6
Total assets		2,561.0
External long-term debt		1,128.6
Total stockholders’ equity		596.3
Other Data:
Capital expenditures	$25.6	$19.6
Depreciation expense	46.1	32.1
Stock-based compensation expense	6.3	5.0
Equity in earnings of joint ventures	8.3	6.2

(1)	Working capital is equal to total current assets, less total current liabilities, and excludes current assets and liabilities from discontinued operations.

HISTORICAL AND PRO FORMA PER SHARE DATA OF ACCO

The following table sets forth, for the nine months ended September 30, 2011 and the year ended December 31, 2010, selected per share information for ACCO common stock on a historical and pro forma combined basis. The information in the table is unaudited. The historical information as of and for the year ended December 31, 2010 has been derived from audited information. You should read the data with the historical consolidated financial statements and related notes of ACCO included elsewhere in this proxy statement/prospectus-information statement.

The ACCO pro forma combined income per share was calculated using the methodology described under “Selected Unaudited Pro Forma Combined Financial Information” included elsewhere in this proxy statement/prospectus-information statement. The ACCO pro forma combined book value per share was calculated by dividing total pro forma combined common stockholders’ equity by the number of shares expected to be outstanding after giving pro forma effect to the issuance of ACCO common stock pursuant to the Merger Agreement.

	ACCO
	Historical		Pro Forma
Basic income per common share from continuing operations
Nine months ended September 30, 2011		$0.17	$0.30
Year ended December 31, 2010		$0.14	$0.37

Diluted income per common share from continuing operations
Nine months ended September 30, 2011		$0.16	$0.30
Year ended December 31, 2010		$0.14	$0.36

Cash dividends declared per common share
Nine months ended September 30, 2011		$—	$—
Year ended December 31, 2010		$—	$—

Book value per common share (a)
As of September 30, 2011	$	N/A	$5.33

(a)	Book value per common share as of September 30, 2011, which is calculated by dividing ACCO’s stockholders’ equity by common shares outstanding, is not meaningful because stockholders’ equity for such period was negative.

HISTORICAL MARKET PRICE AND DIVIDEND INFORMATION OF ACCO COMMON STOCK

ACCO common stock currently trades on the NYSE under the ticker symbol “ABD.” On November 16, 2011, the last trading day before the announcement of the signing of the Merger Agreement, the last sale price of ACCO common stock reported by the NYSE was $ 6.96. On December 30, 2011, the last practicable trading day for which information is available as of the date of this proxy statement/prospectus-information statement, the last sale price of ACCO common stock reported by the NYSE was $9.65. The following table sets forth the high and low prices per share of ACCO common stock for the periods indicated. For current price information, ACCO and MWV stockholders are urged to consult publicly available sources.

	ACCO Common Stock
	High	Low
Calendar Year Ending December 31, 2011
Fourth Quarter	$10.20	$4.33
Third Quarter	$8.89	$4.62
Second Quarter	$10.39	$6.91
First Quarter	$9.66	$7.77

Calendar Year Ended December 31, 2010
Fourth Quarter	$8.89	$5.52
Third Quarter	$6.81	$4.63
Second Quarter	$9.47	$4.93
First Quarter	$8.62	$5.92

Calendar Year Ended December 31, 2009
Fourth Quarter	$7.80	$5.74
Third Quarter	$7.67	$2.24
Second Quarter	$3.79	$0.97
First Quarter	$4.79	$0.67

ACCO has not paid any dividends on its common stock since becoming a public company. Any determination as to the declaration of dividends is at the ACCO Board of Directors’ sole discretion based on factors it deems relevant. In addition, ACCO’s existing bond indentures contain certain restrictive covenants that would need to be satisfied before dividends were paid. For more information on ACCO’s current dividend policy, see “The Description of Capital Stock of ACCO Before and After the Merger—Dividend Policy of ACCO.”

Market price data for Spinco common stock has not been presented as shares of Spinco common stock do not trade separately from shares of MWV common stock.

RISK FACTORS

You should carefully consider the following risk factors, together with the other information contained or incorporated by reference in this proxy statement/prospectus-information statement, including the factors discussed in Part I, Item 1A—Risk Factors in ACCO’s annual report on Form 10-K for the year ended December 31, 2010. The risks described below are not the only risks relating to the Separation, the Merger and ACCO after the Transactions. Additional risks and uncertainties not currently known or that are currently deemed to be immaterial may also materially and adversely affect ACCO’s business operations or ACCO’s common stock, in each case, after the Transactions. In addition, past financial performance may not be a reliable indicator of future performance, and historical trends should not be used to anticipate results or trends in future periods.

If any of the following risks and uncertainties develops into actual events, these events could have a material adverse effect on ACCO’s business, financial condition or results of operations after the Transactions.

Risks Related to the Transactions

ACCO may not realize the anticipated cost synergies and growth opportunities.

ACCO expects that it will realize cost synergies, growth opportunities and other financial and operating benefits as a result of the Transactions. ACCO’s success in realizing these cost synergies, growth opportunities and other financial and operating benefits, and the timing of this realization, depends on the successful integration of the business operations of the MEAD C&OP Business with ACCO. Even if ACCO is able to integrate the MEAD C&OP Business successfully, ACCO cannot predict with certainty if or when these cost synergies, growth opportunities and benefits will occur, or the extent to which they actually will be achieved. For example, the benefits from the Transactions may be offset by costs incurred in integrating the companies or in obtaining or attempting to obtain regulatory approvals for the Transactions. Realization of any benefits and cost synergies could be affected by the factors described in other risk factors and a number of factors beyond ACCO’s control, including, without limitation, general economic conditions, increased operating costs, the response of competitors and regulatory developments.

If the operating results for the MEAD C&OP Business following the Transactions are poor, ACCO may not achieve the increases in revenues and earnings per share that ACCO expects as a result of the Transactions.

ACCO has projected that it will derive a large portion of its revenues and earnings per share from the operations of the MEAD C&OP Business after the Transactions. Therefore, any negative impact on those business operations could harm ACCO’s operating results. Some of the significant factors that could harm the operations of the MEAD C&OP Business, and therefore harm the future operating results of ACCO after the Transactions, include increases in the prices of raw materials, competitive pressure from existing or new companies, increased use of direct shipment sourcing by ACCO’s customers and a decline in the markets served by the MEAD C&OP Business.

The integration of the MEAD C&OP Business with ACCO following the Transactions may present significant challenges.

There is a significant degree of difficulty inherent in the process of integrating the MEAD C&OP Business with ACCO. These difficulties include:

•	the integration of the MEAD C&OP Business while carrying on the ongoing operations of each business;

•	the necessity of coordinating geographically separate organizations;

•	the challenge of integrating the business cultures of each of the MEAD C&OP Business and ACCO, which may prove to be incompatible;

•	the challenge and cost of integrating the information technology systems of each of the MEAD C&OP Business and ACCO which presently are run under different operating software systems; and

•	the potential difficulty in retaining key officers and personnel of ACCO and the MEAD C&OP Business.

The process of integrating operations could cause an interruption of, or loss of momentum in, the activities of one or more of ACCO’s businesses. Members of ACCO’s senior management may be required to devote considerable amounts of time to this integration process, which will decrease the time they will have to manage the business of ACCO, service existing customers, attract new customers and develop new products or strategies. If ACCO’s senior management is not able to effectively manage the integration process, or if any significant business activities are interrupted as a result of the integration process, ACCO’s business could suffer.

ACCO’s successful or cost-effective integration of Spinco cannot be assured. The failure to do so could have a material adverse effect on ACCO’s business, financial condition and results of operations after the Transactions.

ACCO’s business, financial condition and results of operations may be adversely affected after the Transactions if it is not able to replace certain contracts which may not be transferred to Spinco because of failure to obtain consents.

Certain license and customer contracts which are required to be transferred to Spinco by MWV require the consent of the licensor or customer party to the contract to effect this assignment. MWV, Spinco and ACCO may be unable to obtain these consents on terms favorable to Spinco or at all, which could have a material adverse impact on ACCO’s business, financial condition and results of operations after the Transactions. Pursuant to the Separation Agreement, in the event that a third party consent cannot be obtained, MWV is required to use commercially reasonable efforts to take such other actions as may be reasonably requested by Spinco in order to place Spinco in substantially the same position as if the contract had been conveyed. However, MWV’s obligations to do so terminate one year after the effective time of the Separation. There can be no assurance that third-party consents will be obtained within such one-year period or at all.

The substantial indebtedness that may be incurred by ACCO in connection with the Transactions could adversely affect ACCO’s operations and financial condition after the Transactions.

As of September 30, 2011, ACCO had approximately $673 million of outstanding debt. Under ACCO’s and Spinco’s financing commitments, as described in the section entitled “Debt Financing” beginning on page 116, ACCO and its subsidiaries (including Spinco after the Merger) could incur up to $1.129 billion of indebtedness in connection with the Transactions and related financing transactions. On a pro forma basis after giving effect to the Transactions and the financings (including the refinancing of certain existing ACCO indebtedness) contemplated by the existing commitments, ACCO would have a total of approximately $1.188 billion of debt outstanding but would still have the ability to incur approximately $235 million of additional debt.

ACCO’s and its subsidiaries’ (including Spinco) indebtedness could have negative consequences to ACCO after the Transactions, such as:

•

requiring ACCO to dedicate a substantial portion of its cash flow from operating activities to payments on its indebtedness, thereby reducing the availability of cash flow to fund working capital, capital expenditures, research and development efforts, potential strategic acquisitions and other general corporate purposes;

•	limiting ACCO’s ability to obtain additional financing to fund growth, working capital or capital expenditures, or to fulfill debt service requirements or other cash requirements;

•	increasing ACCO’s vulnerability to economic downturns and changing market conditions;

•	placing ACCO at a competitive disadvantage relative to competitors that have less debt;

•	to the extent that ACCO’s debt is subject to floating interest rates, increasing ACCO’s vulnerability to fluctuations in market interest rates; and

•	limiting ACCO’s ability to buy back ACCO common stock or pay cash dividends.

Because of high debt levels, ACCO may not be able to service its debt obligations in accordance with their terms after the Transactions.

ACCO’s ability to meet its expense and debt service obligations contained in the agreements governing ACCO’s (and Spinco’s) indebtedness will depend on its future performance, which will be affected by financial, business, economic and other factors, including potential changes in customer preferences, the success of product and marketing innovation and pressure from competitors. Should ACCO’s sales decline after the Transactions, it may not be able to generate sufficient cash flow to pay its debt service obligations when due. If ACCO is unable to meet its debt service obligations after the Transactions or should it fail to comply with its financial and other restrictive covenants, ACCO may be required to refinance all or part of its debt, sell important strategic assets at unfavorable prices or borrow more money. ACCO may not be able to, at any given time, refinance its debt, sell assets or borrow more money on terms acceptable to ACCO or at all. The inability of ACCO to refinance its debt could have a material adverse effect on ACCO’s financial condition and results from operations after the Transactions.

ACCO will be subject to restrictive debt covenants after the Transactions, which may restrict its operational flexibility.

After the Transactions, the agreements governing ACCO’s (and Spinco’s) indebtedness are expected to contain financial and other restrictive covenants that will limit ACCO’s and its subsidiaries’ (including Spinco) ability to engage in activities that may be in their long-term best interests.

The MEAD C&OP Business may be negatively impacted if ACCO is unable to provide benefits and services, or access to equivalent financial strength and resources, to the MEAD C&OP Business that historically have been provided by MWV.

The MEAD C&OP Business has received benefits and services from MWV and has benefited from MWV’s financial strength and extensive business relationships. After the Transactions, the MEAD C&OP Business will be a subsidiary of ACCO and will no longer benefit from MWV’s services, financial strength or business relationships. While MWV has agreed to provide certain transition services to Spinco for a period of up to 18 months following the Transactions, and up to 24 months for certain specified services, it cannot be assured that ACCO will be able to adequately replace those resources or replace them at the same or lower cost. If ACCO is not able to replace the resources provided by MWV or is unable to replace them at the same or lower cost or is delayed in replacing the resources provided by MWV, or if the suppliers or other partners of the MEAD C&OP Business do not view ACCO’s financial strength and business relationships as equivalent to MWV’s, ACCO’s results of operations may be negatively impacted.

The historical combined financial information of the MEAD C&OP Business may not be representative of its results if it had been operated independently of MWV and as a result, may not be a reliable indicator of the results it will achieve as a wholly owned subsidiary of ACCO.

The financial information of the MEAD C&OP Business included in this proxy statement/prospectus-information statement has been derived from the consolidated financial statements and accounting records of MWV and reflects assumptions and allocations made by MWV. The financial position, results of operations and cash flows of the MEAD C&OP Business presented may be different from those that would have resulted had the MEAD C&OP Business been operated as a standalone company or by a company other than MWV. For example, in preparing the financial statements of the MEAD C&OP Business, MWV made an allocation of costs and expenses that are attributable to the MEAD C&OP Business. However, these costs and expenses reflect the costs and expenses attributable to the MEAD C&OP Business as part of a larger organization and do not reflect costs and expenses that would be incurred by the MEAD C&OP Business had it been operated independently and may not reflect costs and expenses that would have been incurred had the MEAD C&OP Business been operated as a subsidiary of ACCO. As a result, the historical financial information of the MEAD C&OP Business may not be a reliable indicator of the results it will achieve as a wholly owned subsidiary of ACCO.

ACCO and the MEAD C&OP Business may have difficulty attracting, motivating and retaining executives and other employees in light of the Transactions.

Uncertainty about the effect of the Transactions on ACCO and the MEAD C&OP Business employees may have an adverse effect on ACCO and the MEAD C&OP Business. This uncertainty may impair ACCO’s and the MEAD C&OP Business’s ability to attract, retain and motivate personnel until the Transactions are completed. Employee retention may be particularly challenging during the pendency of the Transactions, as employees may feel uncertain about their future roles with ACCO or the MEAD C&OP Business after their combination. If employees of ACCO or the MEAD C&OP Business depart because of issues relating to the uncertainty and difficulty of integration or a desire not to become employees of ACCO after the Transactions, ACCO’s ability to realize the anticipated benefits of the Transactions could be reduced.

Failure to complete the Transactions could adversely impact the market price of ACCO common stock as well as ACCO’s business and operating results.

If the Transactions are not completed for any reason, including the failure to complete the Merger by August 31, 2012, the price of ACCO common stock may decline to the extent that the market price of ACCO common stock reflects positive market assumptions that the Transactions will be completed and the related benefits will be realized. ACCO may also be subject to additional risks if the Transactions are not completed, including:

•

depending on the reasons for termination of the Merger Agreement, including failure to consummate the financings contemplated by the Transactions, the requirement that ACCO pay MWV a termination fee of $15.0 million or reimburse MWV and Spinco for their expenses in connection with the Transactions in an amount up to $5.0 million;

•	substantial costs related to the Transactions, such as legal, accounting, filing, financial advisory and financial printing fees, must be paid regardless of whether the Transactions are completed; and

•	potential disruption to the businesses of ACCO and distraction of its workforce and management team.

A delay in the completion of the Transactions may diminish the anticipated benefits of the Transactions.

Completion of the Transactions is conditioned upon the receipt of certain governmental consents and approvals, orders and authorizations, including the receipt by MWV and Spinco of certain rulings from the IRS and the receipt by ACCO, MWV and Spinco of certain tax opinions, the expiration or termination of any waiting period under the HSR Act and the receipt of certain approvals or notices under the Competition Act (Canada). The requirement to receive these approvals or notices before the Transactions could delay the completion of the Transactions if, for example, government agencies request additional information from the parties in order to facilitate their review of the Transactions or require any conditions precedent to obtaining their approval of the Transactions or terminating any waiting period. In addition, these governmental agencies may attempt to condition their approval of the Transactions on the imposition of conditions that could have a material adverse effect on ACCO after the Transactions, including but not limited to its operating results or the value of ACCO common stock. Any delay in the completion of the Transactions could diminish the anticipated benefits of the Transactions or result in additional transaction costs, loss of revenue or other effects associated with uncertainty about the Transactions. Any uncertainty over the ability of the companies to complete the Transactions could make it more difficult for ACCO and the MEAD C&OP Business to retain key employees or to pursue business strategies. In addition, until the Transactions are completed, the attention of ACCO and the MEAD C&OP Business management may be diverted from ongoing business concerns and regular business responsibilities to the extent management is focused on matters relating to the Transactions, such as obtaining regulatory approvals.

The transaction structure may discourage other companies from trying to acquire ACCO before or for a period of time following completion of the Transactions.

The “no solicitation” provisions in the Merger Agreement prohibit ACCO from soliciting any acquisition proposal. If the Merger Agreement is terminated in circumstances that obligate ACCO to pay MWV a termination fee of $15.0 million, ACCO’s financial condition will be adversely affected as a result of the payment of the termination fee, which might deter third parties from proposing alternative business combination proposals. These features of the transaction structure may discourage third parties from submitting acquisition proposals to ACCO that might result in greater value to ACCO stockholders than the Transactions. In addition, certain provisions of the Tax Matters Agreement, which are intended to preserve the tax-free treatment of the Separation and the Distribution for U.S. federal income tax purposes, may discourage acquisition proposals for a period of time following the Transactions. ACCO and Spinco will be unable to take certain actions after the Transactions because such actions could adversely affect the tax-free status of the Distribution or the Merger, and such restrictions could be significant. See “Additional Agreements Related to the Separation, the Distribution and the Merger—Tax Matters Agreement” on page 125.

If the Distribution does not qualify as a tax-free spin-off under section 355 of the Code or the Merger does not qualify as a tax-free reorganization under section 368(a) of the Code, including as a result of subsequent acquisitions of stock of MWV or ACCO, then MWV and/or MWV stockholders may be required to pay substantial U.S. federal income taxes, and ACCO may be obligated to indemnify MWV for such taxes imposed on MWV.

The completion of the Transactions is conditioned on MWV’s receipt of the Private Letter Ruling. The completion of the Transactions is also conditioned on the receipt by MWV of the Distribution Tax Opinion and a Merger Tax Opinion, and by ACCO of a Merger Tax Opinion.

Although an IRS ruling generally is binding on the IRS, MWV and Spinco will not be able to rely on the ruling if the factual representations made to the IRS in connection with the private letter ruling request are untrue or incomplete in any material respect, or if undertakings made to the IRS in connection with the private letter ruling request are not complied with. In addition, the opinions of counsel will be based on, among other things, the IRS ruling as to the matters addressed by the ruling, current law and certain assumptions and representations as to factual matters made by MWV, Spinco, ACCO and Merger Sub. Any change in currently applicable law, which may be retroactive, or the failure of any representation to be true, correct and complete in all material respects, could adversely affect the conclusions reached by counsel in the opinions. Moreover, the opinions will not be binding on the IRS or the courts, and the IRS or the courts may not agree with the conclusions reached in the opinions. See “Material U.S. Federal Income Tax Consequences of the Separation, the Distribution and the Merger” beginning on page 84 and “Additional Agreements Related to the Separation, the Distribution and the Merger—Tax Matters Agreement” beginning on page 125.

Even if the Distribution otherwise qualifies as a tax-free spin-off for U.S. federal income tax purposes, the Distribution will be taxable to MWV (but not to MWV stockholders) pursuant to section 355(e) of the Code if 50% or more of the stock of either MWV or Spinco (including stock of ACCO after the Transactions, as the parent of Spinco) is acquired, directly or indirectly (taking into account the stock of ACCO acquired by MWV stockholders in the Merger), as part of a plan or series of related transactions that includes the Distribution. Because MWV stockholders will own more than 50% of the common stock of ACCO following the Merger, the Merger standing alone will not cause the Distribution to be taxable to MWV under section 355(e) of the Code. However, if the IRS were to determine that other acquisitions of MWV common stock or ACCO common stock, either before or after the Distribution are part of a plan or series of related transactions that includes the Distribution, such determination could result in the recognition of gain by MWV (but not by MWV stockholders) under section 355(e) of the Code. If section 355(e) of the Code applied, MWV might recognize a very substantial amount of taxable gain.

Under the Tax Matters Agreement, in certain circumstances, and subject to certain limitations, Spinco is required to indemnify MWV against taxes on the Distribution that arise as a result of a certain actions or failures to act by ACCO or Spinco, which we refer to as a “disqualifying action,” or as a result of changes in ownership of the stock of ACCO or Spinco after the Merger. ACCO and Spinco will be unable to take certain actions after the Transactions because such actions could adversely affect the tax-free status of the Distribution or the Merger, and such restrictions could be significant see “Additional Agreements Related to the Separation, the Distribution and the Merger—Tax Matters Agreement” on page 125. If Spinco is required to indemnify MWV in the event the Distribution is taxable, this indemnification obligation would be substantial and could have a material adverse effect on ACCO. If MWV were to recognize gain on the Distribution for reasons not related to a disqualifying action by ACCO or Spinco, MWV would not be entitled to be indemnified under the Tax Matters Agreement. Even if section 355(e) of the Code were to cause the Distribution to be taxable to MWV, the Distribution would remain tax-free to MWV’s stockholders.

See “Material U.S. Federal Income Tax Consequences of the Separation, the Distribution and the Merger” beginning on page 84.

ACCO and Spinco will be unable to take certain actions after the Transactions because such actions could adversely affect the tax-free status of the Distribution or the Merger, and such restrictions could be significant.

The Tax Matters Agreement prohibits ACCO and Spinco from taking actions that could cause the Distribution to be taxable. In particular, for two years after the Distribution, Spinco may not:

•

enter into any transaction or series of transactions (or any agreement, understanding or arrangement) as a result of which one or more persons would acquire (directly or indirectly) stock comprising 50% or more of the vote or value of Spinco (taking into account the 49.5% acquired pursuant to the Merger);

•	redeem or repurchase any stock or stock rights;

•	amend its certificate of incorporation or take any other action affecting the relative voting rights of its capital stock;

•	merge or consolidate with any other person (other than pursuant to the Merger);

•

take any other action that would, when combined with any other direct or indirect changes in ownership of Spinco capital stock (including pursuant to the Merger), have the effect of causing one or more persons to acquire stock comprising 50% or more of the vote or value of Spinco, or would reasonably be expected to adversely affect the tax-free status of the Transactions; or

•

sell, transfer or otherwise dispose of assets (including stock of subsidiaries) that constitute more than 30% of the consolidated gross assets of Spinco and/or its subsidiaries (subject to exceptions for, among other things, ordinary course dispositions and repayments or prepayments of Spinco debt).

If Spinco wishes to take any such restricted action, Spinco is required to cooperate with MWV in obtaining a supplemental IRS ruling or an unqualified tax opinion. Notwithstanding the foregoing restrictions, Spinco and ACCO are permitted to (i) adopt or modify, and issue stock pursuant to, a stockholder rights plan and (ii) issue stock in connection with employee compensation arrangements that comply with certain safe harbors in the applicable regulations under section 355 of the Code. If Spinco takes any of the actions above and such actions result in tax-related losses to MWV, then Spinco generally would be required to indemnify MWV for such losses.

Because of these restrictions, ACCO may be limited in the amount of stock that it can issue to make acquisitions or raise additional capital in the two years subsequent to the completion of the Merger, which could have a material adverse effect on ACCO’s liquidity and financial condition. Also, Spinco’s indemnity obligation to MWV might discourage, delay or prevent a change of control that stockholders of ACCO may consider favorable. See “Additional Agreements Related to the Separation, the Distribution and the Merger—Tax Matters Agreement.”

As a result of the Transactions, current ACCO stockholders’ ownership interest in ACCO will be diluted from 100% to less than a majority.

Immediately following the Transactions, the stockholders of ACCO, who presently own 100% of ACCO, will own less than a majority of the outstanding common stock of ACCO. The Transactions therefore will result in substantial dilution of the ownership interest of the current ACCO stockholders, as well as the loss of the controlling interest that they collectively presently hold in ACCO. Additionally, due to the ownership dilution, ACCO stockholders as a group will be able to exercise less influence over the management, operations and policies for ACCO after the Transactions than they currently exercise over the management, operations and policies of ACCO.

Risks Related to the Business After the Transactions

Sales of ACCO’s and the MEAD C&OP Business’s products may be adversely affected by issues that affect business, commercial and consumer spending decisions during periods of economic uncertainty.

Sales of ACCO’s and the MEAD C&OP Business’s products can be very sensitive to uncertain U.S. and global economic conditions, particularly in categories where ACCO and the MEAD C&OP Business compete against private label, branded and/or generic products that are competitive on price, quality, service or other grounds. In periods of economic uncertainty, the demand for ACCO’s and the MEAD C&OP Business’s products may be adversely affected, as businesses and consumers may seek or be forced to purchase more lower cost, private label or other economy brands, may switch to electronic products serving similar functions, or even to forego certain purchases altogether. As a result, adverse changes in the U.S. or global economy could negatively affect earnings of ACCO after the Transactions and could have a material adverse effect on the business, results of operations, cash flows and financial position of ACCO following the Transactions. In a challenging and uncertain economic environment, ACCO cannot predict whether or when such circumstances may occur, or what impact, if any, such circumstances could have on its business, results of operations, cash flows and financial position after the Transactions.

Challenges related to the highly competitive business segments in which ACCO and the MEAD C&OP Business operate could have a negative effect on ACCO’s ongoing operations, revenues, results, cash flows or financial position after the Transaction.

ACCO and the MEAD C&OP Business operate in highly competitive business segments that face a number of challenges, including strong branded competitors, significant private label producers, imports from a range of countries, low entry barriers and widespread availability of raw materials and other inputs, sophisticated and large buyers, and potential substitution from a range of products including electronic versions of certain products. These factors will create challenges for ACCO following the Merger and ACCO cannot predict their effect on its ongoing operations, revenues, results, cash flows or financial position. In particular, ACCO’s business after the Transactions is likely to be affected by: (1) the decisions and actions of its major customers, including their decisions on whether to increase their purchases of private label and imported products; (2) decisions of current and potential suppliers of competing products on whether to take advantage of low entry barriers to expand their production; and (3) the decisions of end-users of ACCO’s and the MEAD C&OP Business’s products to expand their use of substitute products and, in particular, to shift their use of time management and planning products toward electronic and other substitutes. In addition, ACCO’s and the MEAD C&OP Business’s competitive positions may depend on continued investment in innovation and product development, manufacturing and sourcing, quality standards, marketing and customer service and support. ACCO’s and the MEAD C&OP Business’s success after the Transactions will depend in part on their ability to anticipate and offer products that appeal to the changing needs and preferences of their customers in the various market categories in which ACCO and the MEAD C&OP Business compete. ACCO and the MEAD C&OP Business may not have sufficient resources to make the investments that may be necessary to anticipate those changing needs and may not anticipate, identify, develop and market products successfully or otherwise be successful in maintaining their competitive position after the Transactions.

Decline in the use of paper based dated time management and productivity tools could adversely affect the business of ACCO and the Mead C&OP Business after the Transactions.

Consumer preference for technology based solutions for time management and planning continues to grow worldwide. Many consumers have available electronic tools which may serve as substitutes for traditional paper based time management and productivity tools. The continued introduction of new digital software applications and web based services by companies offering time management and productivity solutions could adversely impact the revenue and profitability of the largely paper based portfolio of ACCO’s and the Mead C&OP Business’s time management products after the Transactions.

ACCO and the MEAD C&OP Business are dependent on a limited number of large and sophisticated customers, and a substantial reduction in sales to these customers could significantly impact ACCO’s operating results after the Transactions.

The office products industry is characterized by a small number of major customers, principally office products superstores (which combine contract stationers, retail and mail order), office products resellers and mass merchandisers. A relatively limited number of customers account for a large percentage of total net sales for ACCO and the MEAD C&OP Business. ACCO’s top ten customers accounted for 49% of its net sales for the year ended December 31, 2010. Sales to Staples and Office Depot, Inc. and subsidiaries during the same period amounted to approximately 13% and 11%, respectively, of its 2010 net sales. In 2010, the top ten customers of the MEAD C&OP Business accounted for 56.4% of total net sales, with Walmart and Staples accounting for 30% of total net sales. These customers have the ability to obtain favorable terms, to buy private label and imported products, and to create and support new and competing suppliers. The loss of, or a significant reduction in, business from one or more of these major customers could have a material adverse effect on ACCO’s business, financial condition and results of operations after the Transactions.

A bankruptcy of one or more of ACCO’s or the MEAD C&OP Business’s major customers could have a material adverse effect on ACCO’s financial condition and results of operations after the Transactions.

A concentrated customer base also exposes ACCO and the MEAD C&OP Business to increased concentration of customer credit risk. Were any of ACCO’s or the MEAD C&OP Business’s major customers to make a bankruptcy filing, ACCO could be adversely impacted after the Transactions. The nature of that impact could be not only a reduction in future sales, but also a loss associated with the potential inability to collect any outstanding accounts receivable from any such customer. Such a result could negatively impact ACCO’s financial results and cash flows after the Transactions.

Material disruptions at one of the major manufacturing or distribution facilities of ACCO or the MEAD C&OP Business could negatively impact ACCO’s financial results after the Transactions.

A material operational disruption in one of ACCO’s or the MEAD C&OP Business’s major facilities could negatively impact production, customer deliveries and financial results. Such a disruption could occur as a result of any number of events including but not limited to a major equipment failure, labor stoppages, transportation failures affecting the supply and shipment of materials and finished goods, severe weather conditions and disruptions in utility services.

Impairment charges could have a material adverse effect on ACCO’s financial results after the Transactions.

In prior years, ACCO has recorded significant amounts of goodwill and other asset impairment charges adversely affecting financial results. Future events may occur that may also adversely affect the reported value of ACCO’s assets and require impairment charges, which could further adversely affect financial results. Such events may include, but are not limited to, a sustained decline in stock price, strategic decisions made in response to changes in economic and competitive conditions, the impact of the economic environment on ACCO’s and the MEAD C&OP Business’s customer base or a material adverse change in relationships with significant customers.

ACCO’s and the MEAD C&OP Business’s customer bases are subject to further consolidation, and further consolidation of these customer bases could cause a reduction to margins and sales.

The customer bases of ACCO and the MEAD C&OP Business have steadily consolidated over the last two decades. If that trend continues, it is likely to result in further pricing pressures on ACCO after the Transactions resulting in reduced performance. Further, there can be no assurance that large customers will buy from ACCO or the MEAD C&OP Business across different product segments or geographic regions, which could negatively impact ACCO’s financial results after the Transactions.

ACCO and the MEAD C&OP Business are subject to risks associated with seasonality, which could adversely affect ACCO’s cash flow, financial condition or results of operations after the Transactions.

ACCO’s business, as it concerns both historical sales and profit, has experienced higher sales volume in the third and fourth quarters of the calendar year. Two principal factors have contributed to this seasonality: the office products industry’s customers and ACCO’s product line. ACCO is a major supplier of products related to the “back-to-school” season, which occurs principally during June, July, August and September for its North American business and November, December and January for its Australian business; and its product line includes several products that lend themselves to calendar year-end purchase timing. The MEAD C&OP Business is also seasonal, with both the planning products business as well as the Brazilian back-to-school businesses predominantly being in the fourth calendar quarter. As a result, the MEAD C&OP Business generates most of its earnings in the second half of the year and generates much of its cash flow in the first quarter as receivables are collected. If any of these typical seasonal increases in sales of certain portions of ACCO’s or the MEAD C&OP Business’s product line does not materialize, ACCO could experience a material adverse effect on its business, financial condition and results of operations after the Transactions.

The raw materials and labor costs ACCO and the MEAD C&OP Business incur are subject to price increases that could adversely affect profitability of ACCO after the Transactions.

The primary materials used in the manufacturing of many ACCO and MEAD C&OP Business products are resin, plastics, polyester and polypropylene substrates, paper, steel, wood, aluminum, melamine, zinc and cork. In general, gross profit may be affected from time to time by fluctuations in the prices of these materials because customers require advance notice and negotiation to pass through raw material price increases, giving rise to a delay before cost increases can be passed on to customers. ACCO and the MEAD C&OP Business will attempt to reduce exposure to increases in these costs through a variety of measures, including periodic purchases, future delivery contracts and longer-term price contracts together with holding its own inventory; however, these measures may not always be effective. Inflationary and other increases in costs of materials and labor have occurred in the past and may recur, and raw materials may not continue to be available in adequate supply in the future. Shortages in the supply of any of the raw materials used in ACCO’s and the MEAD C&OP Business’s products and other factors, such as inflation, could result in price increases that could have a material adverse effect on the financial condition or results of operations of ACCO after the Transactions.

Risks associated with currency volatility could harm ACCO’s and the MEAD C&OP Business’s sales, profitability and cash flows.

Approximately 52% of ACCO’s net sales for the year ended December 31, 2010 were from foreign sales. Approximately 35% of the MEAD C&OP Business’s 2010 sales were from foreign-based operations in Brazil and Canada. In addition, the MEAD C&OP Business has limited exports from the United States to other regions. While the recent relative volatility of the U.S. dollar to other currencies has impacted ACCO’s sales, profitability and cash flows as the results of non-U.S. operations have decreased when reported in U.S. dollars, the rate at which the U.S. dollar will trade against other currencies in the future cannot be predicted. If the U.S. dollar were to substantially strengthen, making the U.S. dollar significantly more valuable relative to other currencies in the global market, such an increase could harm ACCO’s ability to compete, and therefore, materially and adversely affect its financial condition and its results of operations after the Transactions. More specifically, a significant portion of the products ACCO sells are sourced from China and other Southeast Asian countries and are paid for in U.S. dollars. Thus, movements of their local currency to the U.S. dollar have the same impacts as raw material price changes in addition to the currency translation impact noted above. Additionally, the MEAD C&OP Business issues inter-company loans to and receives foreign cash deposits from its foreign subsidiaries in their local currencies, exposing it to the effect of changes in spot exchange rates between loan issue and loan repayment dates for the inter-company loans and changes in spot exchange rates from deposit date for foreign cash deposits.

Risks associated with outsourcing the production of certain ACCO and the MEAD C&OP Business products could materially and adversely affect ACCO’s business, financial condition and results of operations after the Transactions.

Historically, ACCO and the MEAD C&OP Business have outsourced certain manufacturing functions to third-party service providers in China and other countries. Outsourcing generates a number of risks, including decreased control over the manufacturing process potentially leading to production delays or interruptions, inferior product quality control and misappropriation of trade secrets. In addition, performance problems by these third-party service providers could result in cost overruns, delayed deliveries, shortages, quality issues or other problems, which could result in significant customer dissatisfaction and could materially and adversely affect ACCO’s business, financial condition and results of operations after the Transactions.

If one or more of these third-party service providers becomes insolvent or unable or unwilling to continue to provide services of acceptable quality, at acceptable costs, in a timely manner or any combination thereof, ACCO’s and the MEAD C&OP Business’s ability to deliver their products to their customers could be severely impaired. Furthermore, the need to identify and qualify substitute service providers or increase ACCO’s and the MEAD C&OP Business’s internal capacity could result in unforeseen operational problems and additional costs. Substitute service providers might not be available or, if available, might be unwilling or unable to offer services on acceptable terms. Moreover, if customer demand for their products increases, ACCO and the MEAD C&OP Business may be unable to secure sufficient additional capacity from their current service providers, or others, on commercially reasonable terms, if at all.

Any inability to secure, protect and maintain rights to intellectual property could have a material adverse effect on ACCO after the Transactions.

ACCO and the MEAD C&OP Business own and license many patents, trademarks, brand names and trade names that are, in the aggregate, important to their businesses. The loss of any individual intellectual property may not be material to ACCO or the MEAD C&OP Business, but the loss of a number of intellectual property rights that represent principal portions of their businesses, or expenses related to defending or maintaining intellectual property rights, could have a material adverse effect on ACCO after the Transactions.

ACCO and/or the MEAD C&OP Business may become involved in intellectual property claims being asserted against them that could cause them to incur substantial costs, divert the efforts of their management, and require them to pay substantial damages or require them to obtain licenses, which might not be available on reasonable terms, if at all. ACCO and/or the MEAD C&OP Business could also incur substantial costs to pursue legal actions relating to the unauthorized use by third parties of their intellectual property, which could have a material adverse effect on their businesses, results of operations or financial conditions. If ACCO’s and/or the MEAD C&OP Business’s brands become diluted, if their patents are infringed or if their competitors introduce brands and products that cause confusion with ACCO’s or the MEAD C&OP Business’s brands in the marketplace, the value that ACCO and the MEAD C&OP Business consumers associate with the brands may become diminished, which could negatively impact sales. If third parties assert claims against ACCO’s and/or the MEAD C&OP Business’s intellectual property rights and those claims are not successfully resolved, or the intellectual property becomes invalidated, ACCO and/or the MEAD C&OP Business could lose the ability to use the technology, brand names or other intellectual property that were the subject of those claims, which, if such intellectual property is material to the operation of their businesses or their financial results, could have a material adverse effect on their businesses, financial conditions and results from operations.

Certain of ACCO’s patents covering products in the computer security category begin to expire in January 2012. ACCO recognized approximately $7.5 million, $4.6 million and $7.6 million in royalty revenue related to these patents in the years ended December 31, 2010, 2009 and 2008, respectively. Once these patents expire, competitors may be able to legally utilize the technology and competition could increase, resulting in ACCO realizing lower gross margin from the loss of royalty receipts and possibly lower gross margin for certain of its products. There can be no assurance that the royalty income ACCO currently receives pursuant to license agreements covering the patents that will expire can be replaced, or that it will not experience a decline in gross profit margin on related products.

The success of ACCO after the Transactions depends on its ability to attract and retain qualified personnel.

The success of ACCO after the Transactions will depend on its ability to attract and retain qualified personnel, including executive officers and other key management personnel. After the Transactions, ACCO may not be able to attract and retain qualified management and other personnel necessary for the development, manufacture and sale of its products, and key employees may not remain with it in the future. If ACCO fails to retain key employees after the Transactions, it may experience substantial disruption in its businesses. The loss of key management personnel or other key employees or the potential inability to attract such personnel may adversely affect ACCO’s ability to manage its overall operations and successfully implement its business strategy after the Transactions.

ACCO and the MEAD C&OP Business are subject to global environmental regulation, environmental risks and product content safety regulation.

ACCO and the MEAD C&OP Business and their operations, both in the United States and abroad, are subject to national, state, provincial and/or local environmental laws and regulations that impose limitations and prohibitions on the discharge and emission of, and establish standards for the use, disposal and management of, certain materials and waste. ACCO and the MEAD C&OP Business are also subject to laws regulating the content of toxic chemicals and materials in the products they sell. Environmental and product content laws and regulations can be complex and may change often. Capital and operating expenses required to comply with environmental and product content laws and regulations can be significant, and violations may result in substantial fines, penalties and civil damages. The costs of complying with environmental and product content laws and regulations and any claims concerning noncompliance, or liability with respect to contamination in the future could have a material adverse effect on ACCO’s or the MEAD C&OP Business’s financial conditions or results of operations.

Product liability claims or regulatory actions could adversely affect ACCO’s financial results or harm its reputation or the value of its end-user brands.

Claims for losses or injuries purportedly caused by some of ACCO’s or the MEAD C&OP Business’s products arise in the ordinary course of business. In addition to the risk of substantial monetary judgments, product liability claims or regulatory actions could result in negative publicity that could harm ACCO’s or the MEAD C&OP Business’s reputation in the marketplace or the value of its end-user brands. ACCO also could be required to recall and possibly discontinue the sale of possible defective or unsafe products, which could result in adverse publicity and significant expenses. Although ACCO maintains product liability insurance coverage, potential product liability claims are subject to a self-insured deductible or could be excluded under the terms of the policy.

ACCO’s Rights Agreement could prevent its stockholders from receiving a premium over the market price for their shares of common stock from a potential acquiror.

ACCO has a Rights Agreement (which will remain in effect following the completion of the Merger), which entitles ACCO stockholders to acquire shares of its common stock at a price equal to 50% of the then current market value in limited circumstances when a third party acquires 15% or more of ACCO outstanding common stock or announces its intent to commence a tender offer for at least 15% of ACCO common stock, in each case, in a transaction that ACCO’s Board of Directors does not approve. Because, under these limited circumstances, all of ACCO’s stockholders would become entitled to effect discounted purchases of ACCO common stock, other than the person or group that caused the rights to become exercisable, the existence of these rights would significantly increase the cost of acquiring control of ACCO without the support of ACCO’s Board of Directors. The existence of the Rights Agreement could therefore deter potential acquirors and thereby reduce the likelihood that ACCO stockholders will receive a premium for their common stock in an acquisition.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This proxy statement/prospectus-information statement, including information incorporated by reference into this proxy statement/prospectus-information statement, contains certain statements which may constitute “forward-looking statements” as that term is defined in the Private Securities Litigation Reform Act of 1995. Statements that are not historical fact are forward looking-statements, and are contained throughout this document. These forward-looking statements reflect management’s views and assumptions as of the date of this proxy statement/prospectus-information statement regarding future events and operating performance. Some of the forward-looking statements in this document can be identified by the use of forward-looking terms such as “believes”, “intends”, “expects”, “may”, “will”, “estimates”, “should”, “could”, “anticipates”, “plans” or other comparable terms. Forward-looking statements, such as certain pro forma information; any projections of earnings, revenues or other financial items; any statements of the plans, strategies and objectives of management for future operations; any statements regarding future economic conditions or performance; any statements of belief; any statements regarding the expected effect or outcome of contingencies and litigation; and any statements of assumptions underlying any of the foregoing, are subject to known and unknown risks and uncertainties, many of which may be beyond the control of Spinco, MWV and/or ACCO, that could cause actual results to differ materially from any future results, performance, or achievements expressed or implied by the forward-looking statements.

You should understand that the following important factors and assumptions could affect the future results of ACCO and/or Spinco and could cause actual results to differ materially from those expressed in the forward-looking statements:

•

the decisions made by ACCO’s and the MEAD C&OP Business’s large and sophisticated customers, including decisions to expand their purchases of private label and import product from the many existing and potential producers;

•

the decisions made by ACCO’s and the MEAD C&OP Business’s many existing and potential competitors on a range of competitive factors including any decisions to take advantage of low entry barriers and increase production;

•

the decisions made by ACCO’s and the MEAD C&OP Business’s end-customers on whether to increase their purchases of substitute products including electronic versions of the companies’ time management and planning products;

•	retention of key employees;

•

the integration of Spinco with ACCO’s business, operations and culture and the ability to realize cost synergies and other potential benefits of the Merger within the time frame currently contemplated;

•	ACCO’s ability to provide benefits and services or access to equivalent financial strength and resources to Spinco as had been provided by MWV;

•	commercial and consumer spending decisions during periods of economic uncertainty;

•	the concentration of ACCO’s business, which will include Spinco after the completion of the Merger, with major customers and the ability to manage and maintain major customer relationships;

•	the loss of major customers or a substantial reduction in orders from these customers or the bankruptcy of any such customer;

•	the further consolidation of the office products industry and further consolidation of ACCO’s and the MEAD C&OP Business’s customers;

•	general competitive activity in the market, including pricing pressures, product innovation, quality, merchandising, design and engineering;

•	the risks associated with seasonality;

•	increased raw material and labor costs;

•	the impact from inflation on raw materials, raw energy and other costs;

•	relative growth or decline in the U.S. and international economies;

•	volatility and further deterioration of global capital markets;

•	the development, introduction and acceptance of new products in the office and school products markets;

•	foreign currency and interest rate fluctuations;

•	the ability of ACCO and Spinco to secure, protect and maintain rights to intellectual property;

•	other factors affecting share price and capital markets generally; and

•	the other factors described under “Risk Factors.”

All forward-looking statements in this document are qualified by these cautionary statements and are made only as of the date of this document and you are cautioned to not unduly rely on such statements. We do not undertake any obligation, other than as required by law, to update or revise any forward-looking statements whether as a result of new information, future events or otherwise.

THE ACCO SPECIAL MEETING

General

This proxy statement/prospectus-information statement is being provided to ACCO stockholders as part of a solicitation of proxies by the ACCO Board of Directors for use at the ACCO special meeting. This proxy statement/prospectus-information statement provides ACCO stockholders with important information they need to know to be able to vote, or instruct their brokers or other nominees to vote, at the ACCO special meeting.

Date, Time and Place

The ACCO special meeting will be held on [—], [—] at [—], local time, at ACCO’s headquarters located at 300 Tower Parkway Lincolnshire, IL 60069.

Matters for Consideration

At the special meeting, ACCO stockholders will be asked to vote on the following proposals:

•	a proposal to approve the issuance of ACCO common stock in connection with the Merger, which we refer to as the “Share Issuance;” and

•

a proposal to approve the adjournment or postponement of the special meeting, if necessary or appropriate, to solicit additional proxies in the event there are not sufficient votes at the time of the special meeting to approve the Share Issuance, which we refer to as the “meeting adjournment proposal.”

Completion of the Merger is conditioned on approval of the Share Issuance, but is not conditioned on the approval of the meeting adjournment proposal. The Share Issuance becomes effective only if the Merger is completed.

THE ACCO BOARD OF DIRECTORS HAS UNANIMOUSLY APPROVED THE MERGER AGREEMENT AND THE MERGER AND UNANIMOUSLY RECOMMENDS THAT ACCO STOCKHOLDERS VOTE FOR THE SHARE ISSUANCE AND FOR THE MEETING ADJOURNMENT PROPOSAL.

Record Date; Voting Information

The record date for the special meeting is [—]. Only holders of record of ACCO common stock at the close of business on the record date will be entitled to notice of, and to vote at, the special meeting or any adjournment or postponement thereof. As of the record date, approximately [—] shares of ACCO common stock were issued and outstanding and entitled to notice of, and to vote at, the special meeting and there were approximately [—] holders of record of ACCO common stock. Each share of ACCO common stock shall entitle the holder to one vote on each matter to be considered at the special meeting. A complete list of stockholders entitled to vote at the special meeting will be open to the examination of stockholders on the special meeting date and for a period of ten days prior to the special meeting, during normal business hours, at the offices of ACCO Brands Corporation, 300 Tower Parkway, Lincolnshire, IL 60069.

If you are a record holder of ACCO common stock on the record date, you may vote your shares of ACCO common stock in person at the special meeting or by proxy as described below under “—Voting by Proxy.”

Quorum

The holders of a majority of the issued and outstanding common stock of ACCO present either in person or by proxy at the meeting will constitute a quorum. A quorum must be present before a vote can be taken on the proposal to approve the Share Issuance, but is not required for a vote on the adjournment of the meeting due to the absence of a quorum. Proxies received but marked as abstentions and broker non-votes will be included in the calculation of the number of shares considered to be present at the special meeting.

If a quorum is not present or if there are not sufficient votes for the approval of the Share Issuance, ACCO expects that the ACCO special meeting will be adjourned to solicit additional proxies, subject to approval of the meeting adjournment proposal by the affirmative vote of the holders of a majority of the shares of ACCO common stock present in person or represented by proxy at the ACCO special meeting. At any subsequent reconvening of the ACCO special meeting, all proxies will be voted in the same manner as the proxies would have been voted at the original convening of the ACCO special meeting, except for any proxies that have been effectively revoked or withdrawn prior to the subsequent meeting.

Required Vote

You may vote “FOR” or “AGAINST,” or you may abstain from voting on the proposal to approve the Share Issuance. Consummation of the Transactions requires the approval of the Share Issuance. In accordance with the DGCL and ACCO’s governing documents, the approval by ACCO stockholders of the Share Issuance proposal requires the affirmative vote of the holders of a majority in interest of ACCO stockholders present or represented by proxy at the special meeting at which a quorum is present. Therefore, if you abstain, it will have the same effect as a vote “AGAINST” the proposal to approve the Share Issuance. If you fail to vote, unless your shares are held in “street name,” it will not count against the quorum requirement. However, if a quorum is present, a failure to vote will have no effect on the outcome of the proposal.

The approval of the meeting adjournment proposal requires the affirmative vote of the holders of a majority in interest of ACCO stockholders present or represented by proxy at the special meeting, whether or not a quorum is present. Therefore, if you abstain, it will have the same effect as a vote “AGAINST” the adoption of the meeting adjournment proposal and if you fail to vote, it will have no effect on the outcome of the proposal.

Voting by Proxy

If you were a record holder of ACCO common stock at the close of business on the record date of the special meeting, a proxy card is enclosed for your use. ACCO requests that you submit your proxy to vote your shares as promptly as possible by (i) accessing the internet site listed on the proxy card, (ii) calling the toll-free number listed on the proxy card or (iii) submitting your proxy card by mail by using the provided self-addressed, stamped envelope. Information and applicable deadlines for voting through the internet or by telephone are set forth on the enclosed proxy card. When the accompanying proxy is returned properly executed, the shares of ACCO common stock represented by it will be voted at the special meeting or any adjournment or postponement thereof in accordance with the instructions contained in the proxy card. Your internet or telephone vote authorizes the named proxies to vote your shares in the same manner as if you had marked, signed and returned a proxy card.

If a proxy is returned without an indication as to how the shares of ACCO common stock represented are to be voted with regard to a particular proposal, the ACCO common stock represented by the proxy will be voted in accordance with the recommendation of the ACCO Board of Directors and, therefore, “FOR” the proposal to approve the Share Issuance and “FOR” the meeting adjournment proposal.

At the date hereof, the ACCO Board of Directors has no knowledge of any business that will be presented for consideration at the special meeting and that would be required to be set forth in this proxy statement/prospectus-information statement or the related proxy card other than the matters set forth in the Notice of

Special Meeting of Stockholders. If any other matter is properly presented at the special meeting for consideration, it is intended that the persons named in the enclosed form of proxy and acting thereunder will vote in accordance with their best judgment on such matter.

If your broker, bank or other nominee holds your shares of ACCO common stock in street name, you must either direct your nominee on how to vote your shares or obtain a proxy from your nominee to vote in person at the special meeting. Please check the voting form used by your nominee for information on how to submit your instructions to them.

Your vote is important. Accordingly, if you were a record holder of ACCO common stock on the record date of the special meeting, please sign and return the enclosed proxy card or vote via the internet or telephone whether or not you plan to attend the special meeting in person. Proxies submitted through the specified internet website or by phone must be received by 11:59 p.m., Eastern Time, on [—].

Revocation of Proxies

If you are the record holder of ACCO common stock, you can change your vote or revoke your proxy at any time before your proxy is voted at the special meeting. You can do this by:

•	timely delivering a signed written notice of revocation;

•	timely delivering a new, valid proxy bearing a later date (including by telephone or through the internet); or

•

attending the special meeting and voting in person, which will automatically cancel any proxy previously given, or revoking your proxy in person. Simply attending the special meeting without voting will not revoke any proxy that you have previously given or change your vote.

A registered stockholder may revoke a proxy by any of these methods, regardless of the method used to deliver the stockholder’s previous proxy.

Written notices of revocation and other communications with respect to the revocation of proxies should be addressed as follows:

ACCO Brands Corporation

300 Tower Parkway

Lincolnshire, Illinois 60069

Attention: Senior Vice President, Secretary and General Counsel

If your shares are held in street name through a broker, bank or other nominee, you may change your vote by submitting new voting instructions to your broker, bank or nominee in accordance with its established procedures. If your shares are held in the name of a broker, bank or other nominee and you decide to change your vote by attending the special meeting and voting in person, your vote in person at the special meeting will not be effective unless you have obtained and present an executed proxy issued in your name from the record holder (your broker, bank or nominee).

Voting by ACCO Directors and Executive Officers

At the close of business on the record date of the special meeting, ACCO directors and executive officers and their affiliates were entitled to vote [—] shares of ACCO common stock or approximately [—]% of the shares of ACCO common stock outstanding on that date. ACCO currently expects that its directors and executive officers and their affiliates will vote their shares in favor of all proposals, but none of them has entered into any agreement obligating him or her to do so.

Solicitation of Proxies

ACCO is soliciting proxies for the special meeting and will bear all expenses in connection with solicitation of proxies, except that expenses incurred in connection with the filing, printing and mailing of this proxy statement/prospectus-information statement will be shared equally by ACCO and MWV. We have retained Innisfree M&A Incorporated, a proxy solicitation firm, to solicit proxies in connection with the special meeting at a cost of approximately $15,000 plus expenses. Upon request, ACCO will pay banks, brokers, nominees, fiduciaries or other custodians their reasonable expenses for sending proxy material to, and obtaining instructions from, persons for whom they hold shares. ACCO expects to solicit proxies primarily by mail, but directors, officers and other employees of ACCO may also solicit in person or by internet, telephone or mail.

Other Matters

As of the date of this proxy statement/prospectus-information statement, the ACCO Board of Directors knows of no other matters that will be presented for consideration at the special meeting other than as described in this proxy statement/prospectus-information statement. If any other matters properly come before the special meeting of ACCO stockholders, or any adjournments of the special meeting are proposed and are properly voted upon, the enclosed proxies will give the individuals that ACCO stockholders name as proxies discretionary authority to vote the shares represented by these proxies as to any of these matters; provided, however, that those individuals will only exercise this discretionary authority with respect to matters that were unknown a reasonable time before the solicitation of proxies.

Proxy Solicitor

ACCO stockholders who need assistance in voting their shares or need a copy of this proxy statement/prospectus-information statement should contact:

Innisfree M&A Incorporated

501 Madison Avenue

New York, NY 10022

Telephone: (212) 750-5833

Toll-Free: (888) 750-5834 (in the United States and Canada)

Email: info@innisfreema.com

Transfer Agent

ACCO stockholders should contact the transfer agent, at the phone number or address listed below, if they have questions concerning transfer of ownership or other matters pertaining to their stock accounts.

Wells Fargo Shareowner Services

Attn: Shareowner Services.

161 N. Concord Exchange Street

St. Paul, MN 55075

Telephone: (800) 468-9716 (in the United States)

Telephone: (651) 450-4664 (outside the United States)

THE TRANSACTIONS

General

On November 17, 2011, ACCO and MWV announced that they had entered into a transaction providing for the Separation of the MEAD C&OP Business from other businesses of MWV, the Distribution of the shares of Spinco common stock to MWV stockholders and the Merger of Merger Sub with and into Spinco, with Spinco becoming a wholly owned subsidiary of ACCO. In order to effect the Separation, the Distribution and Merger, ACCO, MWV, Merger Sub and Spinco entered into a number of agreements, including the Merger Agreement and the Separation Agreement. These agreements, which are described in greater detail in this proxy statement/prospectus-information statement, provide for (1) the conveyance to Spinco of specified assets and liabilities of the MEAD C&OP Business, (2) the receipt by MWV of approximately $460.0 million in cash from the Special Distribution from Spinco in combination with the Debt Exchange (see “Summary—Financing”), (3) the distribution of all of the shares of common stock of Spinco to a distribution agent to be held collectively for the benefit of MWV stockholders, (4) the merger of Merger Sub with and into Spinco, with Spinco being the surviving corporation of the Merger as a wholly owned subsidiary of ACCO and (5) the conversion of shares of Spinco common stock into shares of ACCO common stock and the payment of cash in lieu of fractional shares.

Transaction Sequence

Below is a step-by-step list illustrating the sequence of material events relating to the Separation, the Distribution and Merger. Each of these events is discussed in more detail elsewhere in this proxy statement/prospectus-information statement. ACCO and MWV anticipate that the steps will occur in the following order:

Step 1 – MWV will engage in a series of restructuring transactions in which specified assets and liabilities relating to the MEAD C&OP Business will be conveyed to Spinco and entities that will become Spinco subsidiaries.

Step 2 – Spinco will incur indebtedness to fund the cash portion of the Special Distribution.

Step 3 – In exchange for the conveyance in Step 1, Spinco will issue shares of Spinco common stock to MWV and make the Special Distribution to MWV. MWV expects to exchange the Spinco debt instruments received in the Special Distribution in satisfaction of debt obligations of MWV, resulting in MWV receiving approximately $460.0 million in cash from the Transactions. Because the transactions are conditioned on the receipt of a Private Letter Ruling and the Distribution Tax Opinion, MWV expects that the $460.0 million in cash will be received on a tax-free basis.

Step 4 – MWV will effect the Distribution by distributing all of the shares of Spinco common stock it holds to MWV stockholders as of the record date of the Distribution on a pro rata basis. The shares of Spinco common stock will be delivered to the distribution agent, who will hold such shares for the benefit of MWV stockholders.

Step 5 – Merger Sub will merge with and into Spinco with Spinco being the surviving corporation of the Merger as a wholly owned subsidiary of ACCO. In the Merger, the shares of Spinco common stock held by the distribution agent will be converted into a number of shares of ACCO common stock such that MWV stockholders entitled to shares of Spinco common stock in the Distribution will collectively own approximately 50.5% of the outstanding shares of common stock of ACCO after the Merger, and ACCO stockholders immediately prior to the Merger will collectively own approximately 49.5% of the outstanding shares of common stock of ACCO after the Merger.

Step 6 – The distribution agent will distribute shares of ACCO common stock and cash in lieu of fractional shares to MWV stockholders in accordance with the terms of the Separation Agreement and the Merger Agreement.

Set forth below are diagrams that graphically illustrate, in simplified form, the existing corporate structure, the corporate structure immediately following the Distribution but prior to the Merger, and the corporate structure immediately following the consummation of the Transactions.

The Separation and the Distribution

As part of the Separation and the Distribution, MWV will engage in a series of restructuring transactions in which specified assets and liabilities relating to the MEAD C&OP Business will be conveyed to Spinco and entities that will become Spinco subsidiaries. In connection with these preliminary restructuring transactions, and immediately prior to the effective time of the Merger, MWV will:

•	contribute those specified assets and all of the equity interests of those entities to Spinco in exchange for the issuance of shares of Spinco common stock; and

•

make a Special Distribution to MWV consisting of (1) $190.0 million in cash (which amount may be increased by MWV) and (2) debt instruments of Spinco in an amount that would satisfy in full debt of MWV having a principal amount equal to (a) $460.0 million less (b) the amount of cash distributed in the Special Distribution.

In combination with the contemplated Debt Exchange pursuant to which MWV expects to exchange the Spinco debt instruments received in the Special Distribution for debt obligations of MWV, the Special Distribution is expected to result in MWV receiving approximately $460.0 million in cash from the Transactions. Because the transactions are conditioned on the receipt of a Private Letter Ruling and the Distribution Tax Opinion, MWV expects that the $460.0 million in cash will be received on a tax-free basis. For further information on the Debt Exchange, see “—Financing.”

Also in connection with the Separation, Spinco will consummate certain financing transactions to make the Special Distribution to MWV. For a more complete discussion of these financing transactions, see “—Financing.”

After the Separation, MWV will distribute all of the shares of Spinco common stock it holds to its stockholders as of the record date of the Distribution on a pro rata basis. As of the date of this proxy statement/prospectus-information statement, the board of MWV has not set a record date for the Distribution. MWV will publicly announce the record date for the Distribution when the record date has been determined. This announcement will be made prior to the completion of the Separation, the Distribution and the Merger.

MWV will effect the Distribution by delivering the shares of Spinco common stock to the distribution agent. The distribution agent will hold such shares for the benefit of MWV stockholders that are entitled to the Spinco common stock pending the effective time of the Merger.

After the Distribution, MWV will not own any shares of Spinco common stock.

The Merger

Pursuant to and in accordance with the terms and conditions of the Merger Agreement, immediately after the Distribution, Merger Sub will merge with and into Spinco. Spinco will survive the Merger as a wholly owned subsidiary of ACCO. After the Merger, ACCO will continue to be a separately traded public company and will own and operate the combined businesses of Spinco (i.e., the MEAD C&OP Business) and ACCO.

The shares of Spinco common stock will be immediately converted into the number of shares of ACCO common stock that MWV stockholders will be entitled to receive in the Merger. MWV stockholders will be entitled to receive a number of shares of common stock of ACCO to be determined based on the calculations set forth below under “—Calculation of Merger Consideration.” Holders of MWV common stock will not be required to pay for the shares of ACCO common stock they receive and will also retain all of their shares of MWV common stock. The distribution agent will distribute to MWV stockholders shares of ACCO common stock and cash in lieu of fractional shares on a pro rata basis.

By virtue of the transactions contemplated by the Merger, ACCO will be required to guarantee $460.0 million of debt incurred by Spinco in connection with the issuance of the Spinco debt instruments and the funding of the cash portion of the Special Distribution. In addition, ACCO expects to refinance all borrowings outstanding under its existing ABL facility and launch a tender offer to acquire all of its outstanding 10.625% Senior Secured Notes due 2015, paying any related premiums in connection with such offer. The refinancing and tender offer will be accomplished by ACCO with borrowings from its new bank loan facilities. The debt incurred by Spinco and ACCO in connection with the issuance of the Spinco debt instruments and the funding of the cash portion of the Special Distribution, the borrowings under the new bank loan facilities and certain expenses related to the Separation, the Distribution, the Merger and the financing transactions will result in ACCO and its subsidiaries (including Spinco after the Merger) on a consolidated basis having approximately $1.188 billion in total debt immediately following completion of the Merger. For a more complete discussion of the financing, see “—Debt Financing.”

Calculation of Merger Consideration

Pursuant to the Separation Agreement, MWV will effect the Distribution by distributing all of the shares of Spinco common stock it holds at the time of the Distribution to MWV stockholders as of the record date of the Distribution on a pro rata basis, by delivering the shares to the distribution agent. The distribution agent will hold such shares for the benefit of MWV stockholders that are entitled to the Spinco common stock.

Immediately after the Distribution, pursuant to the Merger Agreement, the Merger will occur. The Merger Agreement provides that, at the effective time of the Merger, each share of Spinco common stock will be converted into a number of shares ACCO common stock equal to the product of: (1) the number of shares of ACCO common stock issued and outstanding immediately prior to the effective time of the Merger multiplied by (2) 1.02020202, divided by (3) the number of shares of Spinco common stock outstanding immediately prior to the effective time of the Merger. We refer to the result of this product as the “exchange ratio.” The formula used to calculate the exchange ratio is subject to adjustments, however, to the extent that it would result in ACCO stockholders immediately prior to the Merger holding more than 49.5% of the outstanding shares of ACCO common stock immediately after the Merger.

As a result of the Merger and the conversion of the shares of Spinco common stock into shares of ACCO common stock, in lieu of delivering shares of Spinco common stock to MWV stockholders that are entitled to the Spinco common stock in the Distribution, the distribution agent will distribute to MWV stockholders shares of ACCO common stock that the shares of Spinco common stock converted into at the effective time of the Merger and cash in lieu of fractional shares (if any). It is presently estimated, on the basis of the assumptions described below, that MWV stockholders will be entitled to receive approximately 0.33 shares of ACCO common stock for every one share of MWV common stock that they own as of the record date for the Distribution. However, this amount will be finally determined at the effective time of the Merger based on the number of shares of ACCO common stock outstanding immediately prior to the effective time of the Merger and the number of shares of MWV common stock outstanding immediately prior to the Distribution that are entitled to shares of Spinco common stock in the Distribution. Therefore, the actual number of shares of ACCO common stock that MWV stockholders are entitled to receive will change if the number of shares of ACCO common stock outstanding or shares of MWV common stock outstanding at those times changes because of any increase or decrease in share amounts for any reason. There is no maximum or minimum number of shares that will be issued. We do not expect the number calculated above to change significantly because (1) we do not expect that the number of shares of ACCO common stock will change significantly as ACCO currently has no plans to issue any shares of its common stock prior to the effective time of the Merger other than pursuant to previous grants of equity incentive awards or pursuant to the exercise of employee stock options and stock settled stock appreciation rights, in each case, in the ordinary course of business and (2) we do not expect that the number of shares of MWV common stock that will be entitled to Spinco common stock in the Distribution will change significantly as MWV currently has no plans to issue any shares of its common stock prior to the effective time of the Merger other than pursuant to previous grants of equity incentive awards or pursuant to the exercise of employee stock options and stock settled stock appreciation rights, in each case, in the ordinary course of business.

In any event, the Merger Agreement provides that when the Merger is completed, MWV stockholders entitled to shares of Spinco common stock in the Distribution will collectively own approximately 50.5% of the outstanding shares of common stock of ACCO after the Merger, and ACCO stockholders immediately prior to the Merger will collectively own approximately 49.5%, of the outstanding shares of common stock of ACCO after the Merger.

Based on the closing price of ACCO common stock on December 30, 2011 of $9.65, as reported by the NYSE, the approximate value that MWV stockholders will receive in the Merger will equal $3.20 per share of MWV common stock they own on the record date for the Distribution. However, any change in the market value of ACCO common stock prior to the effective date of the Merger will cause the estimated per share value that MWV stockholders will receive in the Merger to change. The following illustration sets forth the manner in which these estimated amounts were calculated.

For purposes of this calculation only it is assumed that the effective time of the Merger occurred on December 28, 2011 and the record date for the Distribution is December 28, 2011. On December 28, 2011, there were 170,860,300 shares of MWV common stock outstanding and 55,475,735 shares of ACCO common stock outstanding.

The Merger Agreement provides that each share of Spinco common stock will be converted into a number of shares of ACCO common stock equal to the product of: (1) the number of shares of ACCO common stock issued and outstanding immediately prior to the effective time of the Merger multiplied by (2) 1.02020202, divided by (3) the number of shares of Spinco common stock outstanding immediately prior to the effective time of the Merger.

As of December 28, 2011, there were 55,475,735 shares of ACCO common stock issued and outstanding.

Pursuant to the Separation Agreement and the Merger Agreement, one share of Spinco common stock will be issued for each share of MWV common stock outstanding on the record date for the Distribution. Assuming for purposes of this illustration only that 170,860,300 shares of MWV common stock will be outstanding as of such date, it is expected that there will be 170,860,300 shares of Spinco common stock outstanding as of the effective time of the Merger.

Therefore to determine the exchange ratio, (1) 55,475,735 must be multiplied by (2) 1.02020202, which equals 56,596,457, and then divided by (3) 170,860,300, which equals approximately 0.33.

Based on the foregoing, it is currently estimated that MWV stockholders will receive approximately 0.33 shares of ACCO common stock for every one share of MWV common stock held by that stockholder on the record date for the Distribution and that ACCO will be obligated to issue in the aggregate 56,596,457 shares of ACCO common stock to MWV stockholders. This issuance would result in MWV stockholders collectively owning approximately 50.5%, and ACCO stockholders immediately prior to the Merger collectively owning approximately 49.5%, of the outstanding shares of common stock of ACCO following completion of the Merger.

The actual number of shares of ACCO common stock outstanding as of the effective time of the Merger will likely be different than the number of shares outstanding as of December 28, 2011 (as set forth in the above illustration) as a result of compensatory equity grants of ACCO common stock and the exercise of ACCO employee stock options and stock settled stock appreciation rights; however, ACCO has no other plans to issue any shares of its common stock prior to the effective time of the Merger. Any change in the number of shares outstanding will cause the aggregate merger consideration to be different from that set forth in the above illustration. In addition, the actual number of shares of Spinco common stock distributed to MWV stockholders may be different than as set forth in the above illustration as a result of the issuance or repurchase of shares of MWV common stock prior to the record date for the Distribution or the issuance of shares of MWV common stock pursuant to the exercise of MWV employee stock options between the record date for the Distribution and the date of the Distribution. Any change in the number of shares of Spinco common stock distributed will cause the per share merger consideration to change. However, the calculation of the merger consideration is structured so that following completion of the Merger, MWV stockholders will collectively own approximately 50.5%, and ACCO stockholders immediately prior to the effective time of the Merger will collectively own approximately 49.5%, of the outstanding shares of common stock of ACCO following completion of the Merger.

No fractional shares of ACCO common stock will be issued pursuant to the Merger. All fractional shares of ACCO common stock that a holder of shares of Spinco common stock would otherwise be entitled to receive as a result of the Merger will be aggregated, and the distribution agent will cause the whole shares obtained thereby to be sold, in the open market or otherwise as reasonably directed by MWV, and in no case later than three business days after the effective time of the Merger. The distribution agent will make available the net proceeds thereof, after deducting any required withholding taxes and brokerage charges, commissions and transfer taxes, on a pro rata basis, without interest, as soon as practicable following the Merger to the holders of Spinco common stock entitled to receive such cash. The receipt of cash in lieu of fractional shares of ACCO common stock will generally be taxable to the recipient stockholders. See “Material U.S. Federal Income Tax Consequences of the Separation, the Distribution and the Merger.”

We encourage you to carefully read the Merger Agreement and the Separation Agreement which are incorporated herein by reference to this proxy statement/prospectus-information statement.

Trading Markets

MWV Common Stock

Following the Merger, MWV stockholders will continue to hold shares of MWV common stock, subject to the same rights as prior to the Separation, the Distribution and Merger, except that their shares of MWV common stock will represent an interest in MWV that no longer reflects the ownership and operation of the MEAD C&OP Business. MWV stockholders will also hold shares of common stock of ACCO after the Transactions.

Spinco Common Stock

There currently is no trading market for shares of Spinco common stock, and no such trading market will be established in the future.

ACCO Common Stock

ACCO common stock began trading on the NYSE under the ticker symbol “ABD” on August 17, 2005. After the Merger, shares of ACCO will continue to trade on the NYSE.

Background of the Merger

In the ordinary course of business, the ACCO Board of Directors periodically reviews and assesses available strategic opportunities, prospects and industry developments. The ACCO Board of Directors and ACCO’s management regularly discuss among themselves potential strategic alternatives, including transactions to enhance stockholder value, and with investment bankers covering the office product industry. During the past three years, representatives of ACCO held various conversations with representatives of other companies in the office products industry with potential business combination transactions in which ACCO would be the acquiror. No transactions resulted from those conversations.

In the ordinary course of business, the MWV board of directors periodically reviews MWV’s business, strategic direction, performance and prospects in the context of developments in the industries in which it operates and the competitive landscape in the markets in which it operates. The MWV board of directors and

MWV’s senior management regularly discuss various potential strategic alternatives, including possible transactions that could maximize stockholder value of its various businesses, including the MEAD C&OP Business, and transactions that could enhance MWV’s strategic outlook. MWV’s senior management also has had informal conversations regarding potential transactions from time to time with other industry participants, and with investment bankers covering the consumer products, paper and packaging industries, including with Goldman Sachs.

In early March 2011, representatives of Goldman Sachs, acting on behalf of MWV, contacted Mark Anderson, Senior Vice President Corporate Development of ACCO, and introduced the concept of combining ACCO and the MEAD C&OP Business of MWV through the use of a “Reverse Morris Trust” structure involving the Separation and the Distribution of the MEAD C&OP Business from MWV and the subsequent merger of the MEAD C&OP Business with ACCO. ACCO was familiar with the “Reverse Morris Trust” structure since ACCO had utilized a similar structure in connection with its transaction with General Binding Corporation (which we refer to as GBC) in 2005. Both parties agreed that an in-person meeting to further discuss the proposal seemed warranted.

During the remainder of March, the parties discussed meeting logistics and exchanged drafts of a confidentiality agreement.

On April 7, 2011, ACCO and MWV executed a confidentiality agreement to facilitate the exchange of confidential information as part of a mutual due diligence process.

Further, in April 2011, at two different meetings, members of the management of ACCO met with members of the management of MWV (with representatives of Goldman Sachs present at one of these meetings). At the meetings, the parties discussed each other’s businesses and the potential opportunities from the combination, including potential synergies.

During the first week of May, ACCO interviewed various investment banking firms as potential financial advisors. Following the interviews, at its meeting on May 18, 2011, the ACCO Board of Directors approved the retention of Barclays Capital as ACCO’s financial advisor to assist the ACCO Board of Directors and ACCO management in its review of the proposed transaction and, on June 8, 2011, ACCO executed an engagement letter with Barclays Capital.

On June 13, 2011, ACCO received from MWV an indicative deal framework and term sheet for the transaction. The term sheet contemplated, among other things, a fixed dividend to be paid to MWV from the MEAD C&OP Business prior to the spin-off of $478 million and ownership by MWV stockholders following the merger of 51% of the outstanding common stock of ACCO, which implied at that time a value of $981 million for the MEAD C&OP Business inclusive of potential synergies.

On June 14, 2011, at a meeting of the ACCO Board of Directors, the management of ACCO and representatives of Barclays Capital presented the board with a description of MWV’s proposal and engaged in extensive discussions regarding the possible responses to various provisions of the proposal. Following these discussions, the ACCO Board of Directors authorized ACCO management to continue to explore a transaction with MWV within certain specified parameters.

On June 21, 2011, ACCO sent a written counterproposal which set a fixed value of $870 million for the MEAD C&OP Business and provided for a dividend payable to MWV which would adjust based on the value of ACCO’s common stock immediately prior to the execution of the merger agreement and ownership by MWV stockholders following the merger of 50.1% of the outstanding common stock of ACCO.

On June 27, 2011, members of the management teams of ACCO and MWV and their respective financial advisors met to discuss both proposals and their respective differences.

Following such discussion, on June 30, 2011, MWV refined the deal framework and presented ACCO with a revised offer that included a fixed dividend to be paid to MWV from the MEAD C&OP Business prior to the spin-off of $475 million and ownership by MWV stockholders following the merger of 51% of ACCO’s outstanding common stock, which implied a total valuation at that time of $960 million.

On July 6, 2011, ACCO made a counterproposal that valued the MEAD C&OP Business at $890 million, to be paid to MWV through a dividend to MWV from the MEAD C&OP Business prior to the spin-off that would be set between $325 million and $475 million based upon the value of ACCO common stock immediately prior to the execution of the merger agreement and ownership by MWV stockholders following the merger of 50.5% of ACCO’s outstanding common stock.

On July 7, 2011, MWV sent a revised indicative term sheet that valued the MEAD C&OP Business at approximately $946 million, to be paid to MWV through a dividend to MWV from the MEAD C&OP Business prior to the spin-off that would be set between $435 million and $475 million based upon the value of ACCO common stock immediately prior to the execution of the merger agreement and ownership by MWV stockholders following the merger of 50.5% of the common stock of ACCO.

On July 13, 2011, at a meeting of the ACCO Board of Directors, the management of ACCO and representatives of Barclays Capital provided an update on the discussions with MWV and an update on the financing markets. Following discussion, the board again authorized management to continue discussions with MWV pursuant to the sale parameters established at its June 14th meeting.

On July 14, 2011, Robert Keller, Chairman and Chief Executive Officer of ACCO, and Mark Anderson met with Mark Rajkowski, Senior Vice President and Chief Financial Officer of MWV, and Matt Grossman, then the Director, Corporate Development of MWV, to discuss each side’s current proposal. Following discussion, the parties reached a general understanding that the amount of the dividend to be paid by Spinco to MWV prior to the Distribution would be based on the value of ACCO common stock immediately prior to the execution of the Merger Agreement. However, no agreement was reached regarding the minimum or maximum level of the amount of such dividend or the total valuation of the MEAD C&OP Business.

Between July 19, 2011 and July 28, 2011, there were a series of telephone and email exchanges between the managements of ACCO and MWV and between the financial advisors of ACCO and MWV discussing the terms of the transaction, including the amount of the minimum and maximum level of the dividend and the share percentage of ACCO to be received by MWV stockholders after the merger.

During June, July and August 2011, the MWV board of directors and the finance committee of the MWV board of directors met at various meetings to receive updates on the status of negotiations with ACCO and to provide guidance on the continued discussions.

On August 3, 2011, ACCO and MWV agreed, as a preliminary matter, and subject to due diligence and the negotiation of material terms, to the provisions of a non-binding term sheet providing for an enterprise value of the MEAD C&OP Business of $906 million. The non-binding term sheet also provided that the enterprise value would be paid by (i) MWV stockholders receiving 50.5% of the shares of ACCO common stock that was issued and outstanding following the merger and (ii) MWV receiving a dividend from the MEAD C&OP Business immediately prior to the spin-off equal to $906 million minus the value, based on the volume weighted average price of ACCO common stock for the ten trading days immediately prior to the date of the merger agreement, of the shares of common stock to be received by MWV stockholders in the merger subject to a minimum dividend of $380.0 million and a maximum dividend of $487.5 million. In addition, the non-binding term sheet provided that MWV would be entitled to two new seats on ACCO’s board of directors with the identity of such designees to be mutually agreed, that the ACCO management team would continue in its current roles and that ACCO after the merger would continue under its current corporate name and in its current headquarters.

On August 4, 2011, MWV executed an engagement letter with Goldman Sachs for Goldman Sachs to act as MWV’s financial advisor in connection with the transaction.

On August 9 and 10, 2011, at a meeting of the ACCO Board of Directors, members of the ACCO management team and representatives from Barclays Capital reviewed the terms of the non-binding term sheet with the board, discussed a draft integration plan for the combination of ACCO and the MEAD C&OP Business and outlined the due diligence process to be conducted with respect to the transaction.

Beginning August 9, 2011, through the execution of the Merger Agreement in November 2011, representatives of ACCO engaged in a due diligence review of the MEAD C&OP Business and representatives of MWV engaged in a due diligence review of ACCO.

On September 1, 2011, a draft of the proposed Transition Services Agreement was added to MWV’s electronic data room.

On September 2, 2011, Skadden, Arps, Slate, Meagher & Flom LLP, ACCO’s legal advisor, distributed a proposed draft Merger Agreement to Wachtell, Lipton, Rosen & Katz, MWV’s legal advisor.

On September 5, 2011, a draft of the proposed Separation Agreement was added to MWV’s electronic data room for the review by ACCO and its advisors.

On September 8, 2011, the senior management of ACCO met with the senior management of MWV to identify and discuss opportunities for cost synergies in connection with the proposed transaction.

On September 13, 2011, at a meeting of the ACCO Board of Directors, members of the ACCO management team and representatives from Barclays Capital provided an update on the due diligence activities that had been conducted to date and remained to be completed and an update on the discussions with MWV. Barclays Capital also provided an update on the status of the financing markets for transactions of this type.

During the week of September 13, 2011, the parties exchanged comments on the draft agreements and Wachtell, Lipton, Rosen & Katz distributed proposed drafts of the other Transaction Agreements to Skadden, Arps, Slate, Meagher & Flom LLP.

On September 20, 2011, in light of Barclays Capital’s potential participation in the financing of the proposed transaction, ACCO engaged William Blair to provide a separate review of the fairness, from a financial point of view, to the ACCO stockholders of the consideration to be paid in the proposed transaction.

Between September 26, 2011 and October 10, 2011, the parties continued to exchange comments on the draft Transaction Agreements.

On October 11, 2011, the managements of ACCO and MWV and their respective legal and financial advisors met. Based upon recent declines in the trading price of ACCO’s common stock and its implications with respect to the value of the proposed transaction, the parties agreed to suspend further discussions.

On October 18, 2011, at a meeting of the ACCO Board of Directors, the board discussed ACCO’s favorable third quarter financial results and its possible positive effects on ACCO’s common stock share price. Following discussion, the board authorized the management of ACCO to re-engage in its discussions with MWV if MWV contacted ACCO.

On October 28, 2011, MWV’s financial advisor contacted Barclays Capital and suggested that the parties re-engage in their discussions following the announcement of ACCO’s favorable third quarter earnings announcement and the recent increases in ACCO’s common stock share price.

From October 30, 2011 through November 4, 2011, the managements of ACCO and MWV and their respective legal and financial advisors discussed various terms of the transaction and the parties tentatively agreed to revised terms of the transaction, subject to final documentation, which included a fixed dividend to be paid to MWV from the MEAD C&OP Business prior to the spin-off of $460 million and ownership by MWV stockholders following the merger of 50.5% of the outstanding common stock of ACCO. At the then market price of ACCO common stock of $7.00 per share, the transaction was valued at approximately $860 million.

From November 4, 2011, through November 11, 2011, the parties and their respective legal and financial advisors completed their due diligence activities.

From November 4, 2011, through November 17, 2011, the parties worked to complete negotiations of the agreements for the transaction. During this period, ACCO, MWV, Barclays Capital and their respective legal advisors negotiated the terms of the commitment letters setting forth the financing of the transaction.

On November 15, 2011, the ACCO Board of Directors met to consider the proposed transactions, the proposed Merger Agreement and the other Transaction Agreements. The management of ACCO presented a review of the recent negotiations between the parties. Barclays Capital presented a summary of the various proposals made by both ACCO and MWV from June 13, 2011, to date and a summary of the proposed transaction, including a description of the transaction structure, consideration to be paid, termination fees, certain closing conditions, the financing to be supplied by Barclays Capital, working capital adjustment and plans for ACCO Board of Directors composition and ACCO management after the merger. Members of ACCO management reviewed the due diligence activities undertaken by ACCO and its advisors with respect to the MEAD C&OP Business. Neal Fenwick, Executive Vice President and Chief Financial Officer of ACCO, reviewed in detail the investor presentation that would be made following announcement of the transaction and the draft press release for the transaction. Steve Rubin, Senior Vice President, Secretary and General Counsel of ACCO, John Moynihan, Senior Corporate Counsel of ACCO, and representatives of Skadden, Arps, Slate, Meagher & Flom LLP reviewed in detail the principal terms of the various agreements to be entered into in connection with the transaction. Barclays Capital reviewed the terms of the commitment letters for the financing for the transaction and for the refinancing of ACCO’s existing debt. Barclays Capital presented its financial analysis of the transactions contemplated by the Merger Agreement and the Separation Agreement and indicated it was prepared to deliver an opinion to the effect that, as of the date of such opinion, and based upon and subject to the factors and assumptions set forth in the opinion, the exchange ratio pursuant to the Merger Agreement is fair from a financial point of view to ACCO. Barclays Capital was then excused from the meeting. William Blair joined the meeting and presented its financial analysis of the transactions contemplated by the Merger Agreement and the Separation Agreement and indicated that it was prepared to deliver an opinion to the effect that, as of the date of such opinion, and based upon and subject to the factors and assumptions set forth in the opinion, the consideration to be paid in the Merger is fair from a financial point of view to ACCO. Following extensive discussion and an executive session, the meeting was then adjourned to allow the parties to complete negotiation of certain remaining issues and to finalize the structure and terms of the financing commitments for the transaction.

Also on November 15, 2011, the MWV board of directors met to consider and approve the proposed transactions, the proposed Merger Agreement and the other Transaction Agreements.

During the evening of November 15, 2011, and continuing through the morning of November 17, 2011, the parties negotiated the remaining deal terms and conditions of the transactions and finalized the structure and terms of the financing commitments.

On the morning of November 17, 2011, the ACCO Board of Directors met to review the resolution of the remaining issues in the Transaction Agreements and to review the final structure and terms of the financing commitments. Following discussion of these items, Skadden, Arps, Slate, Meagher & Flom LLP reviewed the board’s fiduciary duties, both generally and in the specific context of the proposed transaction, in connection with its evaluation of the proposed transaction. Barclays Capital then presented its oral opinion, which opinion was subsequently confirmed in writing, that as of November 17, 2011, and based upon and subject to the factors and assumptions set forth in its opinion, the exchange ratio pursuant to the Merger Agreement is fair from a financial point of view to ACCO. Barclays Capital was then excused from the meeting. William Blair presented its oral opinion, which opinion was subsequently confirmed in writing, that as of November 17, 2011, and based upon and subject to assumptions set forth in the opinion, the consideration to be paid by ACCO pursuant to the Merger Agreement in respect of the Spinco common stock is fair from a financial point of view to ACCO. Following further discussion, the ACCO Board of Directors unanimously determined that the Merger Agreement and the proposed transaction with MWV were advisable, fair to and in the best interests of ACCO and its stockholders, approved the Merger Agreement and the proposed transaction with MWV in accordance with Delaware law and unanimously recommended that ACCO stockholders approve the issuance of shares of ACCO common stock pursuant to the Merger and approve any other transactions contemplated by the Merger Agreement. The ACCO Board of Directors also authorized the appropriate officers of ACCO to execute and deliver the Merger Agreement and the other Transaction Agreements including the financing commitments and take such other actions reasonably necessary to effectuate the transactions contemplated by the various Transaction Agreements.

Immediately following the board meeting, ACCO and MWV received the executed commitments of Barclays Capital to provide financing for the proposed transaction. The appropriate parties then entered into the Merger Agreement, the Separation Agreement and the applicable ancillary agreements.

On November 17, 2011, before the opening of trading on the NYSE, ACCO and MWV issued press releases announcing the Transactions.

ACCO’s Reasons for the Merger

In reaching its decision to unanimously approve the Merger Agreement and the Merger, the ACCO Board of Directors consulted with members of ACCO’s management as well as with its financial and legal advisors and carefully considered a variety of factors, including the following:

•

the potential that the Transactions will be accretive to ACCO’s future financial results, increase ACCO’s sales and earnings and enhance cash flow generation, which would allow ACCO to reduce its debt obligations on a more accelerated basis than as a standalone company as a result of decreased leverage;

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the potential that the Transactions will expand ACCO’s product offerings and geographic reach, expand its sales into certain channels and better balance its sales among commercial, superstore, retail and direct customers, and position the company for sustained performance in a wide range of global school and office supplies categories;

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the expectation that adding the iconic Mead®, Five Star®, Trapper Keeper®, AT-A-GLANCE®, Cambridge®, Day Runner®, Tilibra®, Grafons® and Hilroy® brands (among others) to ACCO’s existing portfolio of leading office supplies brands represents a strong strategic fit that enhances ACCO’s ability to focus on a wider range of consumer recognized products;

•

the financial strength of ACCO after the Transactions and the increased flexibility that this strength should provide, including an ongoing ability to pursue new acquisition opportunities and other stockholder value adding initiatives, provided such opportunities are consistent with the provisions of the Tax Matters Agreement;

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the expectation that the Transactions will broaden ACCO’s global geographic sales footprint by increasing ACCO’s presence in Canada and in emerging markets, such as Brazil, and the potential that the enhanced geographical diversification could decrease exposure to economic cycles within the North American and European office products industry;

•

the expectation that ACCO after the Transactions will be able to sell a wider range of products to a broader range of customers and geographies and provide a new and strong foothold into the school products space through the MEAD C&OP Business’s well established distribution networks;

•	the potential that ACCO and the MEAD C&OP Business can optimize each company’s strategic relationships with their market leading customers to sell a wider range of existing and innovative products;

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the expectation that ACCO after the Transactions will achieve cost savings and operational efficiencies and synergies from, among other things, streamlining facilities, consolidating purchases across product lines, optimizing the supply chain by maximizing each company’s strong supplier relationships and utilizing the increased scale of ACCO after the Transactions to improve negotiating leverage with raw material and contract manufacturing suppliers;

•	information concerning the business, assets, liabilities, financial performance and results of operations, and condition and prospects of ACCO and the MEAD C&OP Business;

•	the experience of ACCO’s management with the “Reverse Morris Trust” transaction structure as ACCO had utilized a similar structure in connection with its merger with GBC in 2005;

•	the experience and prior success of ACCO’s management in integrating the GBC business into ACCO’s existing business;

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the experienced and proven directors and executive officers of ACCO prior to the closing of the Transactions are expected to be the directors and executive officers of ACCO immediately following the closing of the Transactions;

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the opinion of Barclays Capital to the ACCO Board of Directors, dated November 17, 2011, to the effect that, as of such date, the exchange ratio to be delivered by ACCO in respect of the Spinco common stock pursuant to the Merger Agreement was fair, from a financial point of view, to ACCO, as more fully described below under the caption “—Opinions of ACCO’s Financial Advisors—Opinion of Barclays Capital;” and

•

the opinion of William Blair to the ACCO Board of Directors, dated November 17, 2011, to the effect that, as of such date, the consideration to be paid by ACCO in respect of the Spinco common stock pursuant to the Merger Agreement was fair, from a financial point of view, to ACCO, as more fully described below under the caption “—Opinions of ACCO’s Financial Advisors—Opinion of William Blair.”

The ACCO Board of Directors also considered certain countervailing factors in its deliberations concerning the Transactions, including:

•	the possibility that the accretion, increased sales and earnings and enhanced cash flow generation expected to result from the Transactions could fail to materialize;

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the challenges inherent in the combination of two businesses of the size and complexity of ACCO and the MEAD C&OP Business, including the possible disruption of ACCO’s business that might result from the announcement of the Transactions;

•	the difficulty in separating the operations of the MEAD C&OP Business from MWV;

•	the dilution of the voting power of ACCO’s current stockholders that would result from the issuance of ACCO common stock pursuant to the Merger;

•	the substantial increase in ACCO’s indebtedness expected to result from the Transactions and the consequences thereof;

•	the fact that completion of the Merger is conditioned on the consummation of the Debt Exchange, as more fully described under the caption “The Transaction Agreements—The Merger Agreement—Financing;”

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the restrictions on ACCO’s ability to solicit possibly superior transactions and the required payment by ACCO in certain circumstances of termination fees or the reimbursement of MWV’s expenses under the Merger Agreement;

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the restrictions imposed on ACCO’s ability to take certain corporate actions under applicable federal income tax laws and the terms of the Tax Matters Agreement to be entered into by and among ACCO, Spinco and MWV;

•	the restrictions on the conduct of ACCO’s business during the period between the execution of the Merger Agreement and the completion of the Merger;

•	the risk that the Transactions and subsequent integration may divert management attention and resources away from other strategic opportunities;

•	the risks inherent in requesting regulatory approval from multiple government agencies in multiple jurisdictions, as more fully described under the caption “—Regulatory Approvals;” and

•

the possibility that the Transactions may not be consummated and the potential adverse consequences if the Transactions are not completed, including substantial costs incurred and potential stockholder and market reaction.

This discussion of the information and factors considered by ACCO’s Board of Directors in reaching its conclusions and recommendation includes the principal factors considered by the ACCO Board of Directors, but is not intended to be exhaustive and may not include all of the factors considered by the Board of Directors. In view of the wide variety of factors considered in connection with its evaluation of the Merger and the other transactions contemplated by the Merger Agreement, and the complexity of these matters, the ACCO Board of Directors did not find it useful and did not attempt to quantify, rank or assign any relative or specific weights to the various factors that it considered in reaching its determination to approve the Merger Agreement and the Merger, and to make its recommendation to ACCO stockholders. Rather, the ACCO Board of Directors viewed its decisions as being based on the totality of the information presented to it and the factors it considered, including its discussions with, and questioning of, members of ACCO’s management and outside legal and financial advisors. In addition, individual members of the ACCO Board of Directors may have assigned different weights to different factors.

Certain of ACCO’s directors and executive officers have financial interests in the Merger that are different from, or in addition to, those of ACCO’s stockholders generally. The ACCO Board of Directors was aware of and considered these potential interests, among other matters, in evaluating the Merger and in making its recommendation to ACCO stockholders. For a discussion of these interests, see “— Interests of Certain Persons in the Merger.”

After careful consideration, the ACCO Board of Directors, on November 17, 2011, unanimously approved the Merger Agreement and the Merger. The ACCO Board of Directors unanimously recommends to the stockholders of ACCO that the stockholders approve the Share Issuance and the meeting adjournment proposal.

MWV’s Reasons for the Separation, the Distribution and Merger

MWV’s board of directors and senior management periodically conduct reviews of MWV’s portfolio of assets to evaluate MWV’s current structure and composition, to determine whether changes might be advisable, and to look for attractive ways to add value for MWV’s stockholders. As part of such a review, MWV’s board of directors and senior management determined that the MEAD C&OP Business was not a long-term strategic fit with MWV’s global packaging business, and began the process that resulted in the entering into of the Merger Agreement between MWV Spinco, ACCO and Merger Sub, pursuant to which the MEAD C&OP Business will be acquired by ACCO, MWV will receive $460 million in cash, and MWV stockholders will receive 50.5% of the outstanding shares of ACCO common stock.

MWV’s board of directors believes that the Transactions will accomplish a number of important business objectives for MWV, as well as provide enhanced opportunities for the resulting combined ACCO and the MEAD C&OP business. These important business objectives include:

•	The Transactions will extend MWV’s transformation into a global packaging leader and improve its growth profile.

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The Transactions enable MWV and its business leaders to sharpen the focus on profitable growth opportunities in large and growing global packaging markets, including food, beverage, healthcare, personal care, tobacco and home and garden.

•	The Transactions will provide MWV with $460 million, which MWV expects to receive in cash, which it may use to invest in MWV’s core business in the global packaging markets as well as to repay debt.

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The Transactions will result in the combination of the MEAD C&OP business with ACCO, with MWV stockholders having a 50.5% ownership in ACCO after the Transactions. The resulting combined business will have a breadth and strength of product brands that is well-positioned in key geographic markets, that can respond better to the competitive demands of large customers and that can realize potential cost reductions through careful integration and efficiencies.

In reaching its decision to approve the Transactions, the MWV board of directors consulted with members of MWV’s management and MWV’s financial advisors and considered a wide variety of additional factors in favor of the Transactions, including, but not limited to, the following:

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the potential value to MWV stockholders of the 50.5% share of ACCO that they will own after the consummation of the Transactions, including value resulting from: (1) the strategic and competitive benefits of combining the MEAD C&OP Business with the ACCO business, including the expected ability of ACCO after the Transactions to respond better to large customers who, because of consolidation in the customer tier, increasingly want to deal with suppliers with strong service and product development capabilities; and (2) the potential cost reductions attributable to efficiencies and synergies to be realized by combining the MEAD C&OP Business with ACCO such as facility integration, headcount reduction, supply chain optimization and revenue enhancement. In that regard, the MWV board of directors understood that there are risks and uncertainties associated with the realization and maintenance of value, including the risk factors outlined on pages 31-42 as well as uncertain general economic and market conditions;

•	the ability of MWV to maintain its quarterly dividend and the impact of divesting the MEAD C&OP Business on the liquidity and financial resources of the company;

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the strategic alternatives available to MWV and the potential risks and benefits of such alternatives, including retaining the MEAD C&OP Business, effecting a stand-alone spin, or engaging in a taxable transaction;

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the fact that ACCO has arranged committed financing of Spinco and MWV from reputable financing sources for the Transactions, the efforts that the parties are required to make under the Merger Agreement to obtain the proceeds of the financing on the terms and conditions described in the financing commitment letters, and the resulting likelihood that the parties will have the financing available to complete the Transactions despite the difficulties in the financial markets;

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the anticipated tax-efficient structure for MWV and MWV stockholders, as to which MWV has requested and is awaiting a ruling from the IRS that the Transactions generally will be tax-free for U.S. federal income tax purposes to MWV and MWV stockholders; and

•	the other terms and conditions of the Merger Agreement, the Separation Agreement and the other Transaction Agreements, which are summarized in this proxy statement/prospectus-information statement.

The MWV board of directors also considered certain countervailing factors during its deliberations that did not favor the Separation, the Distribution and the Merger, including, without limitation, the possibility that the anticipated benefits of the Merger would fail to materialize.

The above discussion is not intended to be exhaustive. In view of the variety of factors and the amount of information considered, the MWV board of directors did not find it practicable to, and did not make specific assessments of, quantify or otherwise assign relative weights to, the specific factors considered in reaching its determination. In addition, the MWV board of directors did not undertake to make any specific determination as to whether any particular factor, or any aspect of any particular factor, was favorable or unfavorable to its ultimate determination, and individual members of MWV’s board of directors may have given different weights to different factors.

Opinions of ACCO’s Financial Advisors

Opinion of Barclays Capital

ACCO engaged Barclays Capital to act as its financial advisor in connection with the Transactions. On November 17, 2011, Barclays Capital rendered its oral opinion (which was subsequently confirmed in writing) to ACCO’s Board of Directors that, as of such date and based upon and subject to the qualifications, limitations and assumptions stated in its opinion, from a financial point of view, the exchange ratio pursuant to the Merger Agreement is fair to ACCO.

The full text of Barclays Capital’s written opinion, dated as of November 17, 2011, is attached as Annex C to this proxy statement/prospectus-information statement. Barclays Capital’s written opinion sets forth, among other things, the assumptions made, procedures followed, factors considered and limitations upon the review undertaken by Barclays Capital in rendering its opinion. You are urged to read the opinion carefully in its entirety. The following is a summary of Barclays Capital’s opinion and the methodology that Barclays Capital used to render its opinion. This summary is qualified in its entirety by reference to the full text of the opinion.

Barclays Capital’s opinion, the issuance of which was approved by Barclays Capital’s Fairness Opinion Committee, is addressed to the ACCO Board of Directors, addresses only the fairness, from a financial point of view, of the exchange ratio to ACCO and does not constitute a recommendation to any stockholder of ACCO as to how such stockholder should vote with respect to the Share Issuance or any other matter. The terms of the Transactions were determined through arm’s-length negotiations between ACCO and MWV and were unanimously approved by ACCO’s Board of Directors. Barclays Capital did not recommend any specific form of consideration to ACCO or that any specific form of consideration constituted the only appropriate consideration for the Transactions. Barclays Capital was not requested to opine as to, and its opinion does not in any manner address, ACCO’s underlying business decision to proceed with or effect the Transactions or to enter into or consummate the Transactions at any particular time now or in the future or the likelihood of consummation of the Transactions. In addition, Barclays Capital expressed no opinion on, and its opinion does not in any manner address, the fairness of the amount or the nature of any compensation to any officers, directors or employees of any parties to the Transactions, or any class of such persons, relative to the consideration to be offered to the stockholders of ACCO in the Transactions. No limitations were imposed by ACCO’s Board of Directors upon Barclays Capital with respect to the investigations made or procedures followed by it in rendering its opinion.

In arriving at its opinion, Barclays Capital, among other things:

•	reviewed and analyzed the Merger Agreement, certain related documents including a draft of the Separation Agreement and the specific terms of the Transactions;

•

reviewed and analyzed publicly available information concerning ACCO and MWV that Barclays Capital believed to be relevant to its analysis, including each of their Annual Reports on Form 10-K for the year ended December 31, 2010 and Quarterly Reports on Form 10-Q for the fiscal quarters ended March 31, 2011, June 30, 2011 and September 30, 2011, and other relevant filings with the SEC;

•

reviewed and analyzed financial and operating information with respect to the business, operations and prospects of ACCO furnished to Barclays Capital by ACCO, including financial projections prepared by ACCO’s management (the “Company Projections”), and financial and operating information with respect to the business, operations and prospects of Spinco furnished to Barclays Capital by MWV and ACCO, including financial projections of Spinco prepared by MWV and adjusted by management of ACCO (the “Spinco Projections”);

•	reviewed and analyzed published estimates of independent research analysts with respect to the future financial performance of ACCO;

•	reviewed and analyzed a comparison of the financial condition of ACCO and Spinco with each other and with those of other companies that Barclays Capital deemed relevant;

•	reviewed and analyzed a comparison of the financial terms of the Transactions with the financial terms of certain other transactions that Barclays Capital deemed relevant;

•	reviewed and analyzed the relative contributions of ACCO and Spinco to the historical and future financial performance of ACCO after the Transactions on a pro forma basis;

•

reviewed and analyzed the pro forma impact of the Transactions on the future financial performance of ACCO after the Transactions, including cost savings, operating synergies (for the purposes of this section, the “Expected Synergies”) and other strategic benefits expected by the management of ACCO to result from a combination of the businesses;

•	had discussions with the management of ACCO concerning its business, operations, assets, liabilities, financial condition and prospects; and

•	undertook such other studies, analyses and investigations as Barclays Capital deemed appropriate.

In arriving at its opinion, Barclays Capital assumed and relied upon the accuracy and completeness of the financial and other information used by Barclays Capital without any independent verification of such information (and did not assume responsibility or liability for any independent verification of such information). Barclays Capital also relied upon the assurances of management of ACCO that they were not aware of any facts or circumstances that would make such information inaccurate or misleading. With respect to the Company Projections and the Spinco Projections, upon advice of ACCO, Barclays Capital assumed that such projections were reasonably prepared on a basis reflecting the best currently available estimates and judgments of the management of ACCO as to the future financial performance of ACCO and Spinco, respectively. In arriving at its opinion, Barclays Capital assumed no responsibility for and expressed no view as to the accuracy of, any such projections or estimates or the assumptions on which they were based. Barclays Capital assumed that the Merger would qualify for U.S. federal income tax purposes as a reorganization under the provisions of section 368(a) of the Code, and that the Distribution will be tax free to MWV stockholders pursuant to section 355 of the Code. Barclays Capital did not independently verify that this tax treatment will be available in respect of the Transactions, and it expressed no view with respect to the tax treatment or consequences that will apply to or result from the Transactions. In addition, Barclays Capital assumed that following the consummation of the Transactions, no indemnification payments, with respect to taxes or otherwise, will be required to be made by ACCO or Spinco pursuant to the Transaction Agreements. In arriving at its opinion, Barclays Capital did not conduct a physical inspection of the properties and facilities of ACCO, MWV or Spinco and did not make or obtain any evaluations or appraisals of the assets or liabilities of ACCO, MWV or Spinco. Furthermore, upon advice of ACCO, Barclays Capital assumed that the amounts and timing of the Expected Synergies are reasonable and that the Expected Synergies will be realized in accordance with such estimates. Barclays Capital’s opinion was necessarily based upon market, economic and other conditions as they existed on, and could be evaluated as of, November 17, 2011. Barclays Capital assumed no responsibility for updating or revising its opinion based on events or circumstances that may have occurred after, November 17, 2011. Barclays Capital expressed no opinion as to the prices at which shares of ACCO common stock would trade following the announcement or consummation of the Transactions. Its opinion should not be viewed as providing any assurance that the market value of ACCO common stock to be held by the stockholders of ACCO after the consummation of the Transactions will be in excess of the market value of ACCO common stock owned by such stockholders at any time prior to the announcement or consummation of the Transactions.

Barclays Capital assumed the accuracy of the representations and warranties contained in the Transaction Agreements and all agreements related thereto. It also assumed, upon the advice of ACCO, that all material governmental, regulatory and third party approvals, consents and releases for the Transactions will be obtained within the constraints contemplated by the Transaction Agreements and that the Transactions will be consummated in accordance with the terms of the Transaction Agreements without waiver, modification or amendment of any material term, condition or agreement thereof. Barclays Capital did not express any opinion as to the tax or other consequences that might result from the Transactions, nor did its opinion address any legal, tax, regulatory or accounting matters, as to which it understood that ACCO obtained such advice as it deemed necessary from qualified professionals.

In connection with rendering its opinion, Barclays Capital performed certain financial, comparative and other analyses as summarized below. In arriving at its opinion, Barclays Capital did not ascribe a specific range of values to the shares of ACCO common stock but rather made its determination as to fairness, from a financial point of view, to ACCO of the exchange ratio pursuant to the Merger Agreement on the basis of various financial and comparative analyses. The preparation of a fairness opinion is a complex process and involves various determinations as to the most appropriate and relevant methods of financial and comparative analyses and the application of those methods to the particular circumstances. Therefore, a fairness opinion is not readily susceptible to summary description.

In arriving at its opinion, Barclays Capital did not attribute any particular weight to any single analysis or factor considered by it but rather made qualitative judgments as to the significance and relevance of each analysis and factor relative to all other analyses and factors performed and considered by it and in the context of the circumstances of the particular transaction. Accordingly, Barclays Capital believes that its analyses must be considered as a whole, as considering any portion of such analyses and factors, without considering all analyses and factors as a whole, could create a misleading or incomplete view of the process underlying its opinion.

The following is a summary of the material financial analyses used by Barclays Capital in preparing its opinion to ACCO’s Board of Directors. Certain financial analyses summarized below include information presented in tabular format. In order to fully understand the financial analyses used by Barclays Capital, the tables must be read together with the text of each summary, as the tables alone do not constitute a complete description of the financial analyses. In performing its analyses, Barclays Capital made numerous assumptions with respect to industry performance, general business and economic conditions and other matters, many of which are beyond the control of ACCO or any other parties to the Transactions. None of ACCO, MWV, Spinco, Barclays Capital or any other person assumes responsibility if future results are materially different from those discussed. Any estimates contained in these analyses are not necessarily indicative of actual values or predictive of future results or values, which may be significantly more or less favorable than as set forth below. In addition, analyses relating to the value of the businesses do not purport to be appraisals or reflect the prices at which the businesses may actually be sold.

Barclays Capital noted that the exchange ratio specified in the Merger Agreement that results in the pro forma basic ownership of 49.5% for existing ACCO stockholders is within or above each of the ranges calculated by the “Selected Company Analysis,” “Selected Transactions Analysis,” “Discounted Cash Flow Analysis” and “Contribution Analysis” described below.

Selected Company Analysis

In order to assess how the public market values shares of similar publicly traded companies, Barclays Capital reviewed and compared specific financial and operating data relating to ACCO and Spinco with selected companies that Barclays Capital deemed comparable to ACCO and Spinco. The selected comparable companies were:

Office Products Peers	Consumer Branded Peers

• 3M Company • Newell Rubbermaid Inc. • Societe BIC • MWV • Avery Dennison • ACCO	• Energizer Holdings • Helen of Troy • Jarden Corporation • Spectrum Brands Holdings • Libbey Inc.

Barclays Capital calculated and compared various financial multiples and ratios of ACCO and Spinco and those of the selected comparable companies. As part of its selected comparable company analysis, Barclays Capital calculated and analyzed each company’s ratio of its enterprise value to its earnings before interest, taxes, depreciation and amortization, or EBITDA (the “EBITDA Multiple”). The enterprise value of each comparable company was obtained by adding its short and long-term debt to the sum of the market value of its common equity and the book value of any minority interest, and subtracting its cash and cash equivalents. All of these calculations were performed with, and based on publicly available financial data and closing prices, as of November 11, 2011.

Barclays Capital selected the comparable companies listed above because of similarities in one or more business or operating characteristics with ACCO and Spinco. However, because of the inherent differences between the business, operations and prospects of ACCO and Spinco and those of the selected comparable companies, Barclays Capital believed that it was inappropriate to, and therefore did not, rely solely on the quantitative results of the selected comparable company analysis. Accordingly, Barclays Capital also made qualitative judgments concerning differences between the business, financial and operating characteristics and prospects of ACCO and Spinco and the selected comparable companies that could affect the public trading values of each in order to provide a context in which to consider the results of the quantitative analysis. These qualitative judgments related primarily to the differing sizes, growth prospects, profitability levels, business mix and degree of operational risk between ACCO and Spinco and the companies included in the selected company analysis.

Based upon these judgments, Barclays Capital identified a range of EBITDA Multiples between 6.0x and 7.0x for these selected comparable companies based on the First Call I / B / E / S International calendar year 2011 EBITDA. Applying this range to the corresponding financial data of ACCO and Spinco, respectively, Barclays Capital calculated a range of implied equity values of ACCO and Spinco which were then used to calculate a range of ACCO’s implied pro forma equity ownership in the combined company. The following table reflects the results of this analysis as compared to ACCO’s pro forma basic ownership at the exchange ratio provided for in the Merger Agreement of 49.5%:

	Selected Company Analysis	Merger
Company Implied Pro Forma Equity Ownership	37.2% - 53.3%	49.5%

Selected Transaction Analysis

Barclays Capital reviewed and compared the purchase prices and financial multiples paid in selected other transactions that Barclays Capital, based on its experience with merger and acquisition transactions, deemed relevant. Barclays Capital chose the following eighteen transactions based on, among other things, the similarity of the applicable target companies in the transactions to Spinco with respect to the industry, size, product mix, margins, growth prospects and other characteristics of their businesses:

Acquiror	Target	Announcement Date
The Neopost Group	GBC-Fordigraph	June 14, 2011
Cenveo	MeadWestvaco Envelope Product Group	November 29, 2010
Esselte AB	American Pad & Paper	June 8, 2010
Cenveo	Nashua	May 7, 2009
CSS Industries	C.R. Gibson	November 1, 2007
Cenveo	Commercial Envelope Manufacturing	July 17, 2007
Cenveo	Printegra	February 12, 2007
Imation	Memorex International	January 19, 2006
Fenway Partners	Targus	September 29, 2005
Newell Rubbermaid	Dymo	July 28, 2005
Mega Bloks	Rose Art Industries	June 15, 2005
General Binding Corporation	ACCO World	March 16, 2005
MWV	Tilibra	August 13, 2004
MWV	Day Runner	October 2, 2003
Berwind Group	Hunt Corporation	November 12, 2002
J.W. Childs	Esselte	May 24, 2002
Westvaco	Mead	August 29, 2001
Boise Cascade Company	Blue Star Business Supplies Group	September 15, 2000

The reasons for and the circumstances surrounding each of the selected precedent transactions analyzed were diverse and there are inherent differences in the business, operations, financial conditions and prospects of ACCO and Spinco and the companies included in the selected precedent transaction analysis. Accordingly, Barclays Capital believed that a purely quantitative selected precedent transaction analysis would not be particularly meaningful in the context of considering the Transactions. Barclays Capital therefore made qualitative judgments concerning differences between the characteristics of the selected precedent transactions and the Transactions which would affect the acquisition values of the selected target companies and ACCO and Spinco.

Based upon these judgments, Barclays Capital identified a range of EBITDA Multiples between 6.0x and 7.0x for these selected transactions based on each company’s last twelve month’s EBITDA at the time of the transaction announcement based on publicly available financial data. Applying this range to the corresponding financial data of ACCO and Spinco, respectively, Barclays Capital calculated a range of implied equity values of ACCO and Spinco which were then used to calculate a range of ACCO’s implied pro forma equity ownership in the combined company. The following table reflects the results of this analysis as compared to ACCO’s pro forma basic ownership at the exchange ratio provided for in the Merger Agreement of 49.5%:

	Selected Transaction Analysis	Merger
Company Implied Pro Forma Equity Ownership	32.8% - 49.3%	49.5%

Discounted Cash Flow Analysis

In order to estimate the present value of ACCO common stock and Spinco common stock, Barclays Capital performed a discounted cash flow analysis of ACCO and of Spinco. In addition, Barclays Capital performed a discounted cash flow analysis of Spinco with synergies. A discounted cash flow analysis is a traditional valuation methodology used to derive a valuation of an asset by calculating the “present value” of estimated future cash flows of the asset. “Present value” refers to the current value of future cash flows and is obtained by discounting those future cash flows by a discount rate that takes into account macroeconomic assumptions and estimates of risk, the opportunity cost of capital, expected returns and other appropriate factors.

To calculate the estimated enterprise value of ACCO using the discounted cash flow method, Barclays Capital added (i) ACCO’s projected after-tax unlevered free cash flows for years 2012 through 2016 based on Company Projections to (ii) the estimated enterprise value or “terminal value” of ACCO as of 2016, and discounted such amount to its present value using a range of selected discount rates. The after-tax unlevered free cash flows were calculated by taking the tax-affected earnings before interest and tax expense and subtracting capital expenditures and adjusting for changes in working capital and other cash flow related items. The estimated enterprise value of ACCO at the end of the forecast period, or “terminal value,” was estimated by selecting a range of perpetuity growth rates based on industry dynamics and future growth expectations for the period ending 2016 of 1.5% to 2.5%, which was derived by analyzing the results from the selected comparable company analysis and applying such range to the ACCO Projections. The range of after-tax discount rates of 10.50% to 11.50% was selected based on an analysis of the weighted average cost of capital of ACCO and the comparable companies. Barclays Capital then calculated a range of implied prices per share of ACCO by subtracting estimated net debt as of September 30, 2011 from the estimated enterprise value using the discounted cash flow method and dividing such amount by the fully diluted number of shares of ACCO common stock.

To calculate the estimated enterprise value of Spinco using the discounted cash flow method, Barclays Capital added (i) Spinco’s projected after-tax unlevered free cash flows for years 2012 through 2016 based on Spinco Projections to (ii) the “terminal value” of Spinco as of 2016, and discounted such amount to its present value using a range of selected discount rates. The after-tax unlevered free cash flows were calculated by taking the tax-effected earnings before interest and tax expense and subtracting capital expenditures and adjusting for changes in working capital and other cash flow related items. The residual value of Spinco at the end of the forecast period, or “terminal value,” was estimated by selecting a range of perpetuity growth rates based on industry dynamics and future growth expectations for the period ending 2016 of 1.5% to 2.5%, which was derived by analyzing the results from the selected comparable company analysis and applying such range to the Spinco Projections. The range of after-tax discount rates of 10.50% to 11.50% was selected based on an analysis of the weighted average cost of capital of Spinco and the comparable companies. Barclays Capital then calculated a range of implied per share equity values by subtracting estimated net debt inclusive of the Special Distribution (such Special Distribution is described in the section “The Transaction Agreements—The Merger Agreement—Financing”) from the estimated enterprise value using the discounted cash flow method and dividing such amount by the estimated fully diluted number of shares of Spinco common stock.

To calculate the estimated enterprise value of Spinco including synergies using the discounted cash flow method, Barclays Capital added (i) Spinco’s projected after-tax unlevered free cash flows for years 2012 through 2016 based on Spinco Projections including synergies to (ii) the “terminal value” of Spinco as of 2016, and discounted such amount to its present value using a range of selected discount rates. The after-tax unlevered free cash flows were calculated by taking the tax-affected earnings including synergies before interest and tax expense and subtracting capital expenditures and adjusting for changes in working capital and other cash flow related items. The estimated enterprise value of Spinco at the end of the forecast period, or “terminal value,” was estimated by selecting a range of perpetuity growth rates based on industry dynamics and future growth expectations for the period ending 2016 of 1.5% to 2.5%, which was derived by analyzing the results from the selected comparable company analysis and applying such range to the Spinco Projections including synergies. The range of after-tax discount rates of 10.50% to 11.50% was selected based on an analysis of the weighted average cost of capital of Spinco and the comparable companies. Barclays Capital then calculated a range of implied per share equity values by subtracting estimated net debt inclusive of the Special Distribution from the estimated enterprise value using the discounted cash flow method and dividing such amount by the estimated fully diluted number of shares of Spinco common stock.

Based upon the implied equity values of ACCO and Spinco, Barclays Capital calculated a range of implied pro forma equity ownership in the combined company. The following table reflects the results of this analysis as compared to ACCO’s pro forma basic ownership at the exchange ratio provided for in the Merger Agreement of 49.5%:

	Discounted Cash Flow Analysis	Merger
Company Implied Pro Forma Equity Ownership	47.5% - 64.9%	49.5%

Contribution Analysis

Barclays Capital calculated the relative contributions of ACCO and Spinco to the combined company with respect to net sales, adjusted EBITDA and adjusted EBIT for the last twelve months and for calendar years 2011 and 2012 based upon the ACCO Projections and the Spinco Projections to provide ACCO’s implied pro forma basic equity ownership in the combined company. The following table reflects the results of this analysis as compared to ACCO’s pro forma basic ownership at the exchange ratio provided for in the Merger Agreement of 49.5%:

	Contribution Analysis	Merger
Company Implied Pro Forma Equity Ownership	38.1% - 75.1%	49.5%

Pro Forma Financial Analysis

Barclays Capital reviewed the potential pro forma financial effects of the Transactions on the combined company’s year 2012 estimated earnings per share (“EPS”) relative to ACCO’s year 2012 estimated EPS on a standalone basis, based on the Company Projections and the Spinco Projections. Barclays Capital also considered the Expected Synergies estimated by ACCO’s management to result from the Transactions, utilizing both the Expected Synergies estimated to be realized in year 2012 and the expected run-rate synergies estimated to be realized over time. In performing this analysis, Barclays Capital analyzed the effects of the Merger assuming certain purchase accounting adjustments, including the write-up of intangible assets, based on information provided by ACCO’s management (“Pro Forma EPS”) and also performed the analysis without taking into account any expected purchase accounting adjustments (“Pro Forma Adjusted EPS”). At the exchange ratio provided for in the Merger Agreement, this analysis indicated that the combined company’s year 2012 estimated EPS could be accretive relative to ACCO’s year 2012 estimated EPS on a standalone basis, both on a Pro Forma EPS and Pro Forma Adjusted Basis and in each case both before and after taking into account the Expected Synergies. The actual results achieved by the combined company may vary from forecasted results, and the variations may be material.

Other Factors

Barclays Capital also reviewed and considered other factors, including the historical closing prices of ACCO common stock for the one year period ending November 11, 2011, and the high and low closing prices for the 52-week period ending on that date, to provide background information on the prices at which ACCO common stock had historically traded. Stock pricing data was provided by FactSet, an online investment research and database service used by many financial institutions. This review indicated the following:

ACCO Common Stock Price
Current (November 11, 2011)	$7.30
52-Week High (April 6, 2011)	$10.32
52-Week Low (October 3, 2011)	$4.46

General

Barclays Capital is an internationally recognized investment banking firm and, as part of its investment banking activities, is regularly engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, investments for passive and control purposes, negotiated underwritings, competitive bids, secondary distributions of listed and unlisted securities, private placements and valuations for estate, corporate and other purposes. ACCO’s Board of Directors selected Barclays Capital because of its qualifications, reputation and experience in the valuation of businesses and securities in connection with mergers and acquisitions generally.

Barclays Capital is acting as financial advisor to ACCO in connection with the Transactions. As compensation for its services in connection with the Transactions, ACCO paid Barclays Capital $1,250,000 upon the delivery of Barclays Capital’s opinion. Additional compensation of $5,750,000 will be payable on completion of the Transactions subject to certain adjustments. In addition, ACCO has agreed to reimburse Barclays Capital for its reasonable out-of-pocket expenses incurred in connection with the Transactions and to indemnify Barclays Capital for certain liabilities that may arise out of its engagement by ACCO and the rendering of Barclays Capital’s opinion. Barclays Capital has performed various investment banking and financial services for ACCO and MWV in the past, and is likely to perform such services in the future, and has received, and is likely to receive, customary fees for such services. Specifically, in the past two years, Barclays Capital and its affiliates have performed the following investment banking and financial services: (1) with respect to ACCO, it has acted as broker in connection with ACCO’s open-market repurchases of its bonds and (2) with respect to MWV, (a) it acted as documentation agent and lender under MWV’s $600,000,000 revolving credit facility in October 2009 and is currently a lender under such facility and (b) has engaged in various hedging, derivative and other risk management transactions with MWV. In addition, Barclays Capital and its affiliates have agreed to provide financing to ACCO, MWV and Spinco in connection with the Transactions and will receive customary fees, reimbursement of expenses and indemnification in connection therewith. Specifically, Barclays Capital and its affiliates (i) have committed to provide (A) to ACCO an asset-based revolving credit facility in an aggregate principal amount of $175,000,000 and a senior secured term loan facility in an aggregate principal amount of $670,000,000 for purposes of refinancing ACCO’s existing revolving credit facility and other secured debt and a portion of which will be provided to Spinco for purposes of financing the Special Distribution and (B) to MWV a $270,000,000 short-term loan repayable by the terms thereof with Spinco securities upon consummation of the Distribution and (ii) have been engaged by ACCO and MWV to act as sole underwriter or the sole initial purchaser, in each case, for Spinco, in connection with any underwritten offering or private placement of any debt securities issued by Spinco to refinance any of the loans to Spinco.

Barclays Capital and its affiliates engage in a wide range of businesses from investment and commercial banking, lending, asset management and other financial and non-financial services. In the ordinary course of its business, Barclays Capital and affiliates may actively trade and effect transactions in the equity, debt and/or other securities (and any derivatives thereof) and financial instruments (including loans and other obligations) of ACCO and MWV for its own account and for the accounts of its customers and, accordingly, may at any time hold long or short positions and investments in such securities and financial instruments.

Opinion of William Blair

William Blair was retained to act as a financial advisor to the Board of Directors of ACCO to render its opinion as to the fairness, from a financial point of view, to ACCO of the consideration to be paid by ACCO in respect of the Spinco common stock pursuant to the Merger Agreement (which for the purposes of this section we refer to as the “Merger Consideration”).

On November 17, 2011, William Blair delivered its oral opinion to the ACCO Board of Directors and subsequently confirmed in writing that, as of that date and based upon and subject to the assumptions and qualifications stated in its opinion, the Merger Consideration to be paid by ACCO was fair, from a financial point of view, to ACCO.

William Blair provided the opinion described above for the information and assistance of the ACCO Board of Directors in connection with its consideration of the Merger. The terms of the Merger, including the Merger Consideration, however, were determined through negotiations between ACCO, on the one hand, and MWV, on the other hand, and were approved by the ACCO Board of Directors. The opinion described above delivered to the ACCO Board of Directors was reviewed and approved by William Blair’s Fairness Opinion Committee. William Blair has consented to the inclusion in this proxy statement/prospectus-information statement of its opinion and the description of its opinion appearing under this subheading “Opinion of William Blair.”

THE FULL TEXT OF WILLIAM BLAIR’S WRITTEN OPINION, DATED NOVEMBER 17, 2011, IS ATTACHED AS ANNEX D TO THIS PROXY STATEMENT/PROSPECTUS-INFORMATION STATEMENT AND INCORPORATED INTO THIS DOCUMENT BY REFERENCE. YOU ARE URGED TO READ THE ENTIRE OPINION CAREFULLY AND IN ITS ENTIRETY TO LEARN ABOUT THE ASSUMPTIONS MADE, PROCEDURES FOLLOWED, MATTERS CONSIDERED AND LIMITS ON THE SCOPE OF THE REVIEW UNDERTAKEN BY WILLIAM BLAIR IN RENDERING ITS OPINION. THE ANALYSIS PERFORMED BY WILLIAM BLAIR SHOULD BE VIEWED IN ITS ENTIRETY; NONE OF THE METHODS OF ANALYSIS SHOULD BE VIEWED IN ISOLATION WHEN REACHING A CONCLUSION ON WHETHER THE MERGER CONSIDERATION WAS FAIR. WILLIAM BLAIR’S OPINION WAS DIRECTED TO THE BOARD OF DIRECTORS OF ACCO FOR ITS USE AND BENEFIT IN EVALUATING THE FAIRNESS OF THE MERGER CONSIDERATION AND RELATES ONLY TO THE FAIRNESS, AS OF THE DATE OF THE OPINION AND FROM A FINANCIAL POINT OF VIEW, OF THE MERGER CONSIDERATION. WILLIAM BLAIR’S OPINION DID NOT ADDRESS ANY OTHER ASPECT OF THE TRANSACTIONS AND DID NOT CONSTITUTE A RECOMMENDATION TO ANY SHAREHOLDER AS TO HOW THAT SHAREHOLDER SHOULD VOTE WITH RESPECT TO THE SHARE ISSUANCE OR ANY OTHER MATTER. WILLIAM BLAIR DID NOT ADDRESS THE MERITS OF THE UNDERLYING DECISION BY ACCO TO ENGAGE IN THE TRANSACTIONS. THE FOLLOWING SUMMARY OF WILLIAM BLAIR’S OPINION IS QUALIFIED IN ITS ENTIRETY BY REFERENCE TO THE FULL TEXT OF THE OPINION.

In connection with its review of the proposed Merger and the preparation of its opinion, William Blair examined:

•

drafts of the Merger Agreement and the Separation Agreement, each dated November 17, 2011, along with drafts of the Employee Benefits Agreement and Transition Services Agreement, each dated November 16, 2011, and a draft of the Tax Matters Agreement dated November 13, 2011;

•	the audited historical financial statements of ACCO for the three years ended December 31, 2010;

•	the unaudited financial statements of ACCO for the nine months ended September 30, 2011;

•	the draft audited historical financial statements of the MEAD C&OP Business for the three years ended December 31, 2010;

•	the draft unaudited financial statements of the MEAD C&OP Business for the nine months ended September 30, 2011;

•	certain internal business, operating and financial information and forecasts of ACCO prepared by the senior management of ACCO (the “ACCO Forecasts”);

•

certain internal business, operating and financial information and forecasts of the MEAD C&OP Business prepared by the senior management of MWV and adjusted by the senior management of ACCO (the “MEAD C&OP Business Forecasts” and, together with ACCO Forecasts, the “Forecasts”);

•	information regarding the strategic, financial and operational benefits anticipated from the Merger prepared by the senior management of ACCO;

•	the pro forma impact of the Merger on the earnings per share of ACCO based on certain pro forma financial information provided by the senior management of ACCO;

•

information regarding the amount and timing of cost savings and related expenses and synergies which senior management of ACCO expects will result from the Merger (for the purposes of this section, the “Expected Synergies”);

•	information regarding publicly available financial terms of certain other business combinations it deemed relevant;

•	the financial position and operating results of ACCO and the MEAD C&OP Business compared with those of certain other publicly traded companies it deemed relevant;

•	current and historical market prices and trading volumes of ACCO common stock; and

•	certain other publicly available information relating to ACCO, MWV and the MEAD C&OP Business.

William Blair also (i) held discussions with members of the senior management of ACCO, MWV and the MEAD C&OP Business to discuss certain of the foregoing, (ii) held discussions with members of the senior management of ACCO regarding its assessments as to the MEAD C&OP Business’s existing and future relationships, agreements and arrangements with, and ACCO’s ability to retain, key customers, suppliers and licensing partners of the MEAD C&OP Business, (iii) considered other matters which it deemed relevant to its inquiry, and (iv) took into account such accepted financial and investment banking procedures and considerations as it deemed relevant.

In rendering its opinion, William Blair assumed and relied, without independent verification, upon the accuracy and completeness of all the information examined by or otherwise reviewed or discussed with William Blair for purposes of this opinion, including, without limitation, the Forecasts. William Blair did not make or obtain an independent valuation or appraisal of the assets, liabilities or solvency of ACCO, Spinco or the MEAD C&OP Business before or after giving effect to the Merger, nor did it make any physical inspection of the properties or assets of ACCO, Spinco or the MEAD C&OP Business. William Blair was advised by the senior management of ACCO that the Forecasts and the Expected Synergies, each as examined by William Blair, were reasonably prepared on bases reflecting the best currently available estimates and judgments of the senior management of ACCO, as to the future financial performance of ACCO and the MEAD C&OP Business and the strategic implications and operational benefits anticipated as a result of the Merger. In that regard, William Blair assumed, with the consent of ACCO, (i) that the Forecasts will be achieved and the Expected Synergies will be realized in the amounts and at the times contemplated thereby; and (ii) that all material assets and liabilities (contingent or otherwise) of ACCO, Spinco and the MEAD C&OP Business are as set forth in the financial statements or other information made available to William Blair regarding ACCO, Spinco or the MEAD C&OP Business, as applicable. In addition, William Blair relied, with ACCO’s consent, upon the assessments of the senior management of ACCO as to the MEAD C&OP Business’s existing and future relationships, agreements and arrangements with, and ACCO’s ability to retain, key customers, suppliers and licensing partners of the MEAD C&OP Business and, assumed, with ACCO’s consent, that the Merger will not adversely impact the MEAD C&OP Business’s relationships, agreements or arrangements with any such parties.

William Blair expressed no opinion with respect to the Forecasts or Expected Synergies or the estimates and judgments on which they are based. William Blair expressed no opinion as to any terms or other aspects of the Merger (other than the fairness, from a financial point of view, to ACCO of the Merger Consideration to be paid by ACCO) or the related transactions, including, without limitation, the form or structure of the Merger and the related transactions, accounting consequences thereof or any aspects of the Special Distribution (such Special Distribution is described in the section “The Transaction Agreements—The Merger Agreement—Financing”). William Blair did not consider and expressed no opinion as to the amount or nature of any compensation to any of the officers, directors or employees of any party to the Merger, or class of such persons, relative to the compensation to any other party. William Blair was not asked to consider, and its opinion does not address, the relative merits of the Transactions as compared to any alternative business strategies that might exist for ACCO or the effect of any other transaction in which ACCO might engage.

William Blair’s opinion was based upon economic, market, financial and other conditions existing on, and other information disclosed to it as of, the date of its opinion. It should be understood that, although subsequent developments may affect its opinion, William Blair does not have any obligation to update, revise or reaffirm this opinion. William Blair further assumed, with ACCO’s consent, that the Separation and the Distribution, taken together and the Merger each will qualify for federal income tax purposes as a reorganization under the provisions of section 368 of the Code. William Blair did not independently verify that such tax treatment will be available in respect of the Transactions, and William Blair expressed no view with respect to the tax treatment or consequences that will be required to be applied to or result from the Transactions. In addition, William Blair assumed, with ACCO’s consent, that following the consummation of the Transactions, no indemnification payments, with respect to any taxes or otherwise, will be required to be made by ACCO pursuant to the Transaction Agreements. William Blair relied as to all legal and tax matters on advice of counsel to ACCO, and assumed that the Merger would be consummated on the terms described in the Transaction Agreements, without any waiver, modification or amendment of any material term, condition or agreement and that, in the course of obtaining the necessary governmental, regulatory and other approvals, consents, releases and waivers for the Merger, no delay, limitation restriction or condition would be imposed that would have an adverse effect on the MEAD C&OP Business, Spinco, ACCO or the contemplated benefits of the Merger. William Blair also assumed that the executed forms of the Transaction Agreements will be in substantially the same form as the draft Transaction Agreements reviewed by William Blair. William Blair was not requested to, nor did it, seek alternative participants for the proposed Merger. William Blair expressed no opinion regarding the price as to which ACCO common stock would trade at any future time or as to the effect of the Merger on the trading price of ACCO common stock.

The following is a summary of the material financial analyses performed and material factors considered by William Blair in connection with its opinion. William Blair performed certain procedures, including each of the financial analyses described below, and reviewed with ACCO’s Board of Directors the assumptions upon which such analyses were based, as well as other factors. Although the summary does not purport to describe all of the analyses performed or factors considered by William Blair in this regard, it does set forth those considered by William Blair to be material in arriving at its opinion. The financial analyses summarized below include information presented in tabular format. In order to fully understand the financial analyses performed by William Blair, the tables must be read together with the text of each summary. The tables alone do not constitute a complete description of the financial analyses performed by William Blair. Considering the data set forth in the tables below without considering the full narrative description of the financial analyses, including the methodologies and assumptions underlying the analyses, could create a misleading or incomplete view of the financial analyses performed by William Blair.

Transaction Overview

For purposes of its analyses described below, William Blair calculated an implied equity value of the MEAD C&OP Business in the Merger of approximately $417.9 million, referred to below as the “implied equity value of Spinco,” which was based on the closing price of ACCO common shares as of November 11, 2011 of $7.30 per share, multiplied by 57,249,969, which is the number of shares of ACCO common stock anticipated to be issued to Spinco stockholders. Based on the implied equity value of Spinco and the total MEAD C&OP Business debt of $460 million assumed by ACCO in the Merger, William Blair calculated an “implied enterprise value of Spinco” of approximately $877.9 million.

Selected Public Company Analysis

William Blair reviewed and compared certain financial information relating to the MEAD C&OP Business to corresponding financial information, ratios and public market multiples for a selected group of publicly traded companies that are invested in branded office and office-related products. William Blair selected these companies because they are publicly traded companies with general business, operating and financial characteristics deemed reasonably comparable to those of the MEAD C&OP Business. The companies selected by William Blair were:

•	A.T. Cross Company

•	ACCO

•	Avery Dennison Corporation

•	Cenveo, Inc.

•	Newell Rubbermaid, Inc.

•	United Stationers, Inc.

Among the information William Blair considered were revenue, EBITDA and earnings before interest and taxes (commonly referred to as “EBIT”). William Blair considered the enterprise value for each company (including ACCO), which William Blair calculated as the equity value of the company, plus total debt, minority interest and preferred stock, less cash and cash equivalents. The equity value of each company was calculated using the stock price as of November 11, 2011, multiplied by the diluted shares outstanding (the common stock outstanding and in-the-money common stock equivalents calculated using the treasury method). Enterprise values were then divided by the revenue, EBITDA and EBIT for each company for the last twelve months for which results were publicly available (commonly referred to as “LTM”) to arrive at certain multiples. The operating results and the corresponding derived multiples for each of the selected public companies (including ACCO) were based on each company’s most recent available publicly disclosed financial information and closing share prices as of November 11, 2011. For each of the selected public companies (including ACCO), William Blair considered EBITDA and EBIT on an adjusted basis, to eliminate the impact of non-recurring items included in their financial information. William Blair also adjusted EBITDA to exclude non-cash stock-based compensation expense.

William Blair then compared the multiples implied for the MEAD C&OP Business based on the implied enterprise value of Spinco and the revenue, EBITDA and EBIT for the MEAD C&OP business, to the range of trading multiples for the selected public companies. Synergies, cost savings and transaction related amortization were not included in this analysis. Information regarding the multiples from William Blair’s analysis of selected publicly traded companies is set forth in the following table:

Multiple	Proposed Transaction Multiples	Selected Public Company Valuation Multiples Range
		Min	Median	Mean	Max
Enterprise Value/LTM Revenue	1.16x	0.39x	0.77x	0.76x	1.18x
Enterprise Value/LTM EBITDA	5.6x	5.7x	6.5x	6.6x	7.6x
Enterprise Value/LTM EBIT	6.5x	7.8x	8.9x	8.9x	9.9x

William Blair noted that the implied valuation multiples for the MEAD C&OP Business based on the implied enterprise value of Spinco were within, and in certain instances below, the range of multiples of the selected public companies.

Although William Blair compared the trading multiples of the selected public companies to those implied for the MEAD C&OP Business, none of the selected public companies is identical to the MEAD C&OP Business. Accordingly, any analysis of the selected publicly traded companies necessarily involved complex considerations and judgments concerning the differences in financial and operating characteristics and other factors that would necessarily affect the analysis of trading multiples of the selected publicly traded companies.

Selected Precedent Transactions Analysis

William Blair performed an analysis of eight selected business combinations consisting of transactions that involved the acquisition of companies similar to the MEAD C&OP Business in the branded office and office-related products industry. William Blair’s analysis was based solely on publicly available information regarding such transactions. The selected transactions were not intended to be representative of the entire range of possible transactions in the respective industries. The transactions examined had enterprise values between $100 million and $5.0 billion and all closed subsequent to January 1, 2000. William Blair did not take into account any announced transactions that were subsequently abandoned or otherwise not consummated. The eight transactions examined were (identified by target/acquiror and date of announcement):

•	Commercial Envelope Manufacturing Co., Inc. / Cenveo, Inc. (July 17, 2007)

•	ACCO / General Binding Corporation (March 16, 2005)

•	New England Business Service, Inc. / Deluxe Corporation (May 17, 2004)

•	Moore Wallace Incorporated / R.R. Donnelley & Sons Company (November 9, 2003)

•	Hunt Corporation / Berwind Company, LLC (November 12, 2002)

•	Esselte AB / J.W. Childs (May 24, 2002)

•	The Mead Corporation / Westvaco Corporation (August 29, 2001)

•	American Business Products, Inc. / Mail-Well, Inc. (January 14, 2000)

William Blair reviewed the consideration paid in the selected transactions in terms of the enterprise value of such transactions as a multiple of revenue, EBITDA and EBIT of the target for the LTM period prior to the announcement of the applicable transaction. William Blair considered the transaction multiples of revenue, EBITDA and EBIT for the MEAD C&OP Business for the LTM period ended September 30, 2011 (as adjusted to eliminate the impact of non-recurring items) and compared them to the resulting range of transaction multiples of LTM revenue, EBITDA and EBIT for the selected transactions. William Blair similarly adjusted the historical results of the acquired companies, where appropriate and publicly disclosed, to eliminate the impact of non-recurring items and non-cash stock-based compensation expense included in their financial information. Synergies, cost savings and transaction related amortization were not included in this analysis. Information regarding the multiples from William Blair’s analysis of selected transactions is set forth in the following table:

Multiple	Proposed Transaction Multiples	Selected Precedent Transaction Valuation Multiples
		Min	Median	Mean	Max
Enterprise Value/LTM Revenue	1.16x	0.52x	0.97x	1.01x	1.64x
Enterprise Value/LTM EBITDA	5.6x	5.8x	7.3x	8.4x	14.2x
Enterprise Value/LTM EBIT	6.5x	7.3x	13.2x	13.8x	25.1x

William Blair noted that the implied valuation multiples for the MEAD C&OP Business based on the implied enterprise value of Spinco were within, and in certain instances below, the range of multiples of the selected precedent transactions.

Although William Blair analyzed the multiples implied by the selected precedent transactions and compared them to the implied transaction multiples of the MEAD C&OP Business, none of these transactions or associated companies is identical to the MEAD C&OP Business or the transactions contemplated by the Merger Agreement. Accordingly, any analysis of the selected precedent transactions necessarily involved complex considerations and judgments concerning the differences in financial and operating characteristics, parties involved and terms of their transactions and other factors that would necessarily affect the implied value of the MEAD C&OP Business versus the values of the companies in the selected transactions.

Discounted Cash Flow Analysis

William Blair performed a discounted cash flow analysis of the MEAD C&OP Business to calculate the estimated present value of the unlevered, after-tax free cash flows, both excluding and including Expected Synergies that the MEAD C&OP Business could generate during calendar years 2012 through 2016 based on the MEAD C&OP Business Forecasts. The “No Synergies” case reflected the incremental costs that ACCO’s management expected to incur annually upon the combination with the MEAD C&OP Business. The “With Synergies” case reflected ACCO management’s preliminary estimate of base case synergies, net of incremental annual costs. In this analysis, William Blair assumed terminal multiples of 2016 EBITDA ranging from 6.0x to 7.0x and assumed discount rates ranging from 10.0% to 11.0%. The terminal multiples range was derived from the relevant multiple ranges of the selected public companies analysis and selected precedent transaction analysis. William Blair made its discount rate assumption based on weighted average cost of capital analysis applying the capital asset pricing model. This analysis excludes one-time transaction related expenses and integration costs.

William Blair aggregated the present value of the free cash flows over the applicable forecast period with the present value of the range of terminal values to arrive at an implied enterprise value reference range for the MEAD C&OP Business, with and without synergies.

Implied Enterprise Value Reference Range for MEAD C&OP Business (in millions)	Implied Enterprise Value of Spinco (in millions)
No Synergies $939.2 - $1,076.2	$877.9
With Synergies $1,118.9 - $1,282.3	$877.9

William Blair noted that the implied enterprise value of Spinco was below the implied enterprise value reference range for the MEAD C&OP Business in both the “No Synergies” and the “With Synergies” case.

William Blair then deducted MEAD C&OP Business’s net debt of $460 million from the implied enterprise value reference range to derive the implied equity value reference range for the MEAD C&OP Business.

Implied Equity Value Reference Range for MEAD C&OP Business (in millions)	Implied Equity Value of Spinco (in millions)
No Synergies $479.2 - $616.2	$417.9
With Synergies $658.9 - $822.3	$417.9

William Blair noted that the implied equity value of Spinco was below the implied equity value reference range for the MEAD C&OP Business in both the “No Synergies” and the “With Synergies” case.

Contribution Analysis

William Blair calculated the relative contributions of the MEAD C&OP Business and ACCO to the combined company’s revenue, EBITDA and EBIT for the calendar year 2011, based upon the Forecasts. William Blair calculated the relative contributions of ACCO and the MEAD C&OP Business to the equity value of the combined company by multiplying each party’s percentage of contribution to the combined company’s revenue, EBITDA and EBIT, as the case may be, by the pro forma enterprise value of the combined company, then subtracting each party’s net debt and then dividing by the pro forma equity value of the combined company. The pro forma equity value of the combined company was calculated as the sum of the equity value of the MEAD C&OP Business, equal to the implied equity value of Spinco, and the equity value of ACCO, calculated based on 56.116 million shares of ACCO common stock outstanding and the closing share price of ACCO common stock as of November 11, 2011 of $7.30 per share. Pro forma enterprise value of the combined company reflects the

MEAD C&OP Business’s pro forma net debt of $460 million and ACCO’s expected net debt as of closing of $563 million per ACCO senior management. The pro forma enterprise value of the combined company excludes transaction financing fees. Expected Synergies, cost savings and transaction related amortization and expenses were not accounted for in this analysis. Information regarding the relative contributions of the MEAD C&OP Business and ACCO to the combined company’s revenue, EBITDA and EBIT for calendar year 2011 is set forth in the following tables:

Contribution Based On	% Contribution to Combined Company (based on Enterprise Value)
	ACCO	Spinco
Enterprise Value	52.6%	47.4%
CY 2011E Revenue	63.6%	36.4%
CY 2011E EBITDA	52.8%	47.2%
CY 2011E EBIT	48.6%	51.4%

Contribution Based On	% Contribution to Combined Company (based on Equity Value)
	ACCO	Spinco
Equity Value	49.5%	50.5%
CY 2011E Revenue	74.2%	25.8%
CY 2011E EBITDA	50.0%	50.0%
CY 2011E EBIT	40.6%	59.4%

William Blair noted that the relative contributions of the MEAD C&OP Business and ACCO to the combined entity in these metrics were generally in line with the relative enterprise value and equity value contributions to the combined entity, although significant deviations exist in certain measures.

Pro Forma Earnings Accretion Analysis

William Blair reviewed the potential pro forma financial effect of the Merger on ACCO’s projected earnings per share for calendar year 2012. Estimated financial data of the MEAD C&OP Business and ACCO were based on the Forecasts as if ACCO had owned the business as of the beginning of the year presented. William Blair also used the following inputs: estimated allocation of excess purchase price to amortizable intangible assets, expected synergies (net of annual incremental costs) of $9.0 million (“Net Synergies”), the contemplated financing structure per ACCO senior management, the weighted average tax rate of ACCO and the MEAD C&OP Business and the 57,249,969 shares of ACCO common stock anticipated to be issued to Spinco stockholders based on pro forma Spinco shareholder ownership of 50.50% of diluted ACCO common stock outstanding. Information regarding EPS accretion / (dilution) is set forth in the following table:

Impact to pro forma CY2012P EPS	% Accretive / (% Dilutive)
Without Net Synergies	26.0%
With Net Synergies	32.2%

This analysis indicated that the Merger could be accretive to ACCO’s projected standalone earnings per share for the calendar year 2012. The actual results achieved by the combined company after the consummation of the Merger may vary from projected results and any such variation may be material.

General

This summary is not a complete description of the analysis performed by William Blair but contains the material elements of the analysis. The preparation of an opinion regarding fairness is a complex process involving various determinations as to the most appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances, and, therefore, such an opinion is not readily susceptible to partial analysis or summary description. The preparation of an opinion regarding fairness does not involve a mathematical evaluation or weighing of the results of the individual analyses performed, but requires William Blair to exercise its professional judgment, based on its experience and expertise, in considering a wide variety of analyses taken as a whole. Each of the analyses conducted by William Blair was carried out in order to provide a different perspective on the financial terms of the proposed Merger and add to the total mix of information available. The analyses were prepared solely for the purpose of William Blair providing its opinion and do not purport to be appraisals or necessarily reflect the prices at which securities actually may be sold. William Blair did not form a conclusion as to whether any individual analysis, considered in isolation, supported or failed to support an opinion about the fairness of the Merger Consideration. Rather, in reaching its conclusion, William Blair considered the results of the analyses in light of each other and ultimately reached its opinion based on the results of all analyses taken as a whole. William Blair did not place particular reliance or weight on any particular analysis. Accordingly, notwithstanding the separate factors summarized above, William Blair believes that its analyses must be considered as a whole and that selecting portions of its analyses and the factors considered by it, without considering all analyses and factors, may create an incomplete view of the evaluation process underlying its opinion. No company or transaction used in the above analyses as a comparison is directly comparable to ACCO, MEAD C&OP Business or the Merger. In performing its analyses, William Blair made numerous assumptions with respect to industry performance, business and economic conditions and other matters. The analyses performed by William Blair are not necessarily indicative of future actual values and future results, which may be significantly more or less favorable than suggested by such analyses.

William Blair has been engaged in the investment banking business since 1935. William Blair continually undertakes the valuation of investment securities in connection with public offerings, private placements, business combinations, estate and gift tax valuations and similar transactions. In the ordinary course of its business, William Blair may from time to time trade the securities of ACCO or MWV for its own account and for the accounts of its customers, and accordingly may at any time hold a long or short position in such securities.

ACCO hired William Blair based on its qualifications and expertise in providing financial advice to companies and its reputation as a nationally recognized investment banking firm. Pursuant to a letter agreement dated September 22, 2011, ACCO has paid William Blair for its services in connection with the Merger an aggregate fee of $900,000, of which $100,000 was paid upon William Blair’s engagement as a retainer and $800,000 was paid upon the rendering of William Blair’s opinion. The fee is not contingent upon consummation of the Merger. In addition, ACCO has agreed to reimburse William Blair for certain of its out-of-pocket expenses (including fees and expenses of its counsel) reasonably incurred by it in connection with its services and has agreed to indemnify William Blair against certain liabilities arising out of its engagement, including certain liabilities under the U.S. federal securities laws.

Ownership of ACCO Following the Merger

Immediately after the close of the Merger, MWV stockholders entitled to receive Spinco common stock in the Distribution will own approximately 50.5% of the outstanding shares of ACCO common stock and current ACCO stockholders will own approximately 49.5% of the outstanding shares of ACCO common stock.

Board of Directors and Executive Officers of ACCO Following the Merger; Operations Following the Merger

The directors of ACCO immediately following the closing of the Merger are expected to be the directors of ACCO immediately prior to the closing of the Merger, except that, immediately following the closing of the Merger, the ACCO Board of Directors will be increased by two members, and two persons selected by MWV and approved by the ACCO Board of Directors shall be elected by ACCO’s Board of Directors to fill the vacancies created.

The officers of ACCO immediately prior to the Merger will continue to be the officers of ACCO immediately following the effective time of the Merger.

Following the Merger, the location of the headquarters and principal executive offices of ACCO and the surviving corporation in the Merger will be ACCO’s executive offices.

Interests of Certain Persons in the Merger

In considering the ACCO Board of Directors’ determination to approve the Merger Agreement and the Merger and to recommend that ACCO stockholders approve the Share Issuance, ACCO stockholders should be aware that certain executive officers and directors of ACCO may have certain interests in the Merger that may be different from, or in addition to, the interests of ACCO stockholders generally. The ACCO Board of Directors was aware of these additional and different interests and considered them, among other matters, in approving the Merger and the Merger Agreement and making their recommendation that the ACCO stockholders approve the Share Issuance. These interests are described below.

Stock Options and SSARs

ACCO may accelerate the vesting of (a) stock options with respect to up to 625,300 shares of ACCO common stock, 339,300 of which have been awarded to executive officers of ACCO, which options were outstanding as of the date of the Merger Agreement under the 2011 Amended and Restated ACCO Brands Corporation Incentive Plan (which we refer to as the Plan), and which options have a per share exercise price of $8.93 and which would have otherwise vested ratably on May 18, 2012, May 18, 2013 and May 18, 2014, and (b) stock settled stock appreciation rights (which we refer to as “SSARs”) with respect to up to 68,333 shares of ACCO common stock, 41,666 of which have been awarded to one executive officer of ACCO, Executive Vice President Thomas H. Shortt, which SSARs were outstanding as of the date of the Merger Agreement under the Plan and which SSARs have a per share exercise price of $1.09 per share and which would have otherwise ratably vested on April 1, 2012. As a result, the in-the-money spread value of unvested stock options and SSARs that would vest upon consummation of the Merger for executive officers (based on the closing price of $9.91 for one share of ACCO common stock on December 21, 2012) if the Merger was to be consummated on April 1, 2012 would be in the following amounts:

Executive Officer	Stock Options or SSARs #	Stock Options Value	SSARs Value
Robert J. Keller	87,700	$85,946	$—
Boris Elisman	47,600	$46,648	$—
Neal V. Fenwick	31,400	$30,772	$—
Christopher M. Franey	28,600	$28,028	$—
Thomas H. Shortt	70,266	$28,028	$326,661
Thomas W. Tedford	28,600	$28,028	$—
Mark C. Anderson	15,900	$15,582	$—
David L. Kaput	22,700	$22,246	$—
Thomas P. O’Neill, Jr.	21,700	$21,266	$—
Steven Rubin	26,500	$25,970	$—

Executive Severance Plan

The ACCO Brands Corporation Executive Severance Plan effective December 1, 2007 (“ESP”) provides for payments of severance and other benefits in the event that a participant’s employment is terminated by ACCO without “Cause” or by the participant for “Good Reason” (as those terms are defined under the ESP) within 24 months following a “Change in Control” as defined under the ESP. All of ACCO’s executive officers are participants under the ESP. The amount of cash lump sum severance ranges from 2 to 2.99 (depending on which tier of severance applies to the participant) times the sum of the participant’s base salary plus the greater of his target bonus amount for the year of termination or the actual bonus that would be earned for such year based on

ACCO’s most recent financial performance outlook report. Severance also includes a pro rata bonus for the year of termination calculated on the same basis as the bonus amount as described in the preceding sentence; continued group medical, dental and vision insurance benefit premiums for the applicable severance period (depending on the applicable tier for the participant); a cash payment of an amount equal to the 401(k) match and other retirement and pension benefits that would have been contributed for the participant during such severance period if the participant’s employment had not terminated; and outplacement benefits of $30,000 (tier II and III) or $60,000 (tier I). The participant would also be entitled to a gross-up payment for any “golden parachute” excise tax that may be payable by him under section 4999 of the Code, plus any income and employment taxes on the gross-up payment, with respect to severance payments and other benefits due to them (whether under the ESP or otherwise), unless the amount of any “excess parachute payments” paid or payable by them does not exceed 330% of the executive’s “base pay” as determined pursuant to section 280G of the Code, in which case the gross-up payment is not paid and the severance and other golden parachute payments would be reduced so that no amount would constitute an “excess parachute payment” for purposes of sections 280G and 4999 of the Code. ACCO’s Board of Directors may determine, for purposes of the ESP, that the Merger effectively will be treated as a Change in Control in the event of a termination of an executive officer under circumstances agreed to between ACCO and MWV. Should ACCO’s Board of Directors make such a determination, in the event of a covered termination of an executive officer under such agreed circumstances following consummation of the Merger who was named in the Summary Compensation Table of the Company’s Notice of 2011 Annual Meeting and Proxy Statement dated April 4, 2011, the executive officer would become entitled to the following amounts, estimated as of [—], 2012, the assumed date of the Merger:

Executive Officer	Cash ($)	Equity ($)	Pension/Non- Qualified Deferred Compensation ($)	Value of Group Insurance Benefits ($)	Tax Reimbursement ($)	Other ($)	Total ($)
Robert J. Keller	$[—]	$[—]	$[—]	$[—]	$[—]	$[—]	$[—]
Neal V. Fenwick	$[—]	$[—]	$[—]	$[—]	$[—]	$[—]	$[—]
Boris Elisman	$[—]	$[—]	$[—]	$[—]	$[—]	$[—]	$[—]
Thomas H. Shortt	$[—]	$[—]	$[—]	$[—]	$[—]	$[—]	$[—]
Christopher M. Franey	$[—]	$[—]	$[—]	$[—]	$[—]	$[—]	$[—]

Retirement Plan Payments

Amended and Restated ACCO Brands Corporation Supplemental Retirement Plan effective January 1, 2008

The Amended and Restated ACCO Brands Corporation Supplemental Retirement Plan effective January 1, 2008 (the “SRP”) provides a non-qualified pension benefit for eligible participants, including certain executive officers, to supplement the benefit accrued under the tax-qualified ACCO Brands Corporation Pension Plan for Salaried and Certain Hourly Paid Employees (“ACCO Pension”). SRP benefit accruals became frozen effective March 7, 2009. The SRP benefit, to the extent vested, is generally payable upon the participant’s separation from service from ACCO and all members of the ACCO controlled group of employers (but not before age 55) or a later date if previously elected by the participant. The SRP also provides that the accrued vested benefit of each participant be paid in an actuarial equivalent lump sum upon the occurrence of a “Change of Control” (as defined in the SRP). ACCO has determined that the Merger will be treated as a “Change of Control” under the SRP. As a result, certain executive officers of ACCO will receive a lump sum payment upon consummation of the Merger in the following amounts if the Merger was to be consummated on April 1, 2012:

Executive Officer	SRP Payment on Consummation of the Merger
Mark C. Anderson	$3,011
Boris Elisman	$54,530
Neal V. Fenwick	$46,554
David L. Kaput	$5,770
Thomas P. O’Neill, Jr.	$18,480
Steven Rubin	$56,052

ACCO Brands Corporation Retirement Agreement for Neal V. Fenwick dated May 1, 2008

Pursuant to an agreement between ACCO and Neal V. Fenwick effective May 1, 2008, Mr. Fenwick is entitled to a non-qualified retirement benefit to supplement his ACCO Pension benefit and his SRP benefit in an amount equal to the benefit he would have accrued prior under the ACCO Pension and the SRP had he then been employed by ACCO rather than by certain foreign affiliates of ACCO (but, for Mr. Fenwick’s service through March 31, 2006, by applying the benefit formula in effect on January 1, 2007 under the ACCO Pension and thereafter the formula then applicable under the ACCO Pension), offset by the benefit amount accrued under the foreign affiliate pension plan, ACCO Pension and the SRP. This supplemental benefit accrual became frozen effective March 7, 2009. This supplemental amount is generally payable at the same time as Mr. Fenwick’s accrued and vested benefit is payable under the SRP, including upon the occurrence of a Change of Control. ACCO has determined that consummation of the Merger will be treated as a Change of Control for purposes of Mr. Fenwick’s agreement. This actuarially equivalent lump sum amount of $99,427 would be payable in addition to the payment under the SRP to Mr. Fenwick described above.

Amended and Restated ACCO Brands Corporation Deferred Compensation Plan for Non-Employee Directors (Effective December 14, 2009) and Restricted Stock Units Held by Non-Employee Directors

The Amended and Restated ACCO Brands Corporation Deferred Compensation Plan for Non-Employee Directors effective December 14, 2009 (“Directors Plan”) and the terms of non-employee directors’ annual restricted stock unit awards provide for a deferral of vested compensation payable to the non-employee directors of ACCO. Restricted stock units are payable in ACCO common stock. The Directors Plan also permits non-employee directors to defer payment of cash directors’ fees at their election. Deferred cash fees can be paid in either cash, shares of ACCO common stock or a combination thereof at the election of the Director. Deferred restricted stock units and directors’ fees are payable generally when the non-employee director separates from service as a member of the ACCO Board of Directors (including earnings on deferrals and any dividend equivalents on restricted stock units). The Directors Plan (and, respecting restricted stock units, the terms of the restricted stock unit awards) also provide for payment in full upon the occurrence of a “Change of Control” (as defined in the Directors Plan). ACCO has determined that the Merger will be treated as a Change of Control for purposes of the Directors Plan and the directors’ annual restricted stock unit awards. As a result, the directors of ACCO will receive the following payments upon consummation of the Merger:

Director	Common Stock Share Payment under RSU Awards
George V. Bayly	32,849 shares
Kathleen S. Dvorak	18,478 shares
G. Thomas Hargrove	32,844 shares
Robert H. Jenkins	28,766 shares
Thomas Kroeger	20,888 shares
Michael Norkus	20,888 shares
Sheila G. Talton	18,478 shares
Norman H. Wesley	32,849 shares

The aggregate amount of deferred cash director’s fees that would be payable in ACCO common stock would result in a payment of 33,235 shares to Mr. Hargrove and 16,094 shares to Mr. Jenkins, or if the payment was to be made in cash the payments would be $329,359 to Mr. Hargrove and $159,492 to Mr. Jenkins based on the $9.91 closing price of ACCO common stock on the NYSE on December 21, 2011.

Robert J Keller, earned a total of 11,961 restricted stock units under the Directors Plan prior to becoming the Company’s Chairman and Chief Executive Officer in October, 2008. Those units would also be paid pursuant to the Directors Plan upon consummation of the Merger.

The non-employee directors and Mr. Keller have expressed the intention, upon consummation of the Merger, to continue to hold those shares of common stock received from the Directors Plan, after taxes.

Regulatory Approvals

U.S. Antitrust. Under the HSR Act and related rules, the Merger may not be completed until notifications have been given and information furnished to the Federal Trade Commission and to the Antitrust Division and all statutory waiting period requirements have been satisfied. ACCO and MWV filed Notification and Report Forms with the Federal Trade Commission and the Antitrust Division on December 16, 2011. If early termination is not granted or if ACCO and MWV do not receive from the Federal Trade Commission or the Antitrust Division a Second Request, the waiting period under the HSR Act with respect to the Merger will expire at 11:59 p.m., Eastern Time, on January 17, 2012. If ACCO and MWV receive a Second Request, the waiting period under the HSR Act will be extended until 11:59 p.m., Eastern Time, on the 30th day after both ACCO and MWV have certified their substantial compliance with the Second Request, unless earlier terminated by the Federal Trade Commission or the Antitrust Division.

At any time before or after completion of the Merger, the Federal Trade Commission or the Antitrust Division could take any action under the antitrust laws that it deems necessary or desirable in the public interest, including seeking to enjoin completion of the Separation, the Distribution and the Merger or seeking divestiture of substantial assets of ACCO or Spinco or the imposition of other remedies. In addition, the U.S. state attorneys general could take action under the antitrust laws as they deem necessary or desirable in the public interest, including without limitation seeking to enjoin the completion of the Merger or permitting completion subject to regulatory concessions or conditions. The Separation, the Distribution and the Merger could also be the subject of challenges by private parties under the antitrust laws.

Other Regulatory Approvals. In addition, the parties are required to provide notifications to the Brazilian and Canadian competition authorities. The parties filed the required notification with Brazil’s CADE on December 8, 2011. The parties filed the required notification under the Investment Canada Act on November 25, 2011, and completed the required notification under Canada’s Competition Act on December 27, 2011. If early termination is not granted or if ACCO and MWV do not receive from the Canadian Commissioner of Competition an SIR, the waiting period under the Competition Act with respect to the Merger will expire at 11:59 p.m., Eastern Time, on January 26, 2012. If ACCO and MWV receive an SIR, the waiting period under the Competition Act will be extended until 11:59 p.m., Eastern Time, on the 30th day after both ACCO and MWV have certified that the information supplied to the Commissioner in response to the SIR is correct and complete in all material respects, unless earlier terminated by the Commissioner of Competition. On December 12, 2011, ACCO received confirmation from the Investment Review Division of the Canadian federal Department of Industry that the transaction is not reviewable under the Investment Canada Act.

There can be no assurance that a challenge to the Merger on antitrust grounds will not be made or, if such a challenge is made, that it would not be successful.

Listing

ACCO has agreed to make application to the NYSE for the listing of the shares of ACCO common stock to be issued in connection with the Merger and use all reasonable best efforts to cause such shares to be approved for listing.

It is a condition to the completion of the Transactions that the shares of ACCO common stock deliverable to the MWV stockholders entitled to Spinco common stock in the Distribution as contemplated by the Merger Agreement will have been approved for listing (subject, if applicable, to notice of issuance) for trading on the NYSE.

Federal Securities Law Consequences; Resale Restrictions

ACCO common stock issued pursuant to the Merger Agreement will not be subject to any restrictions on transfer arising under the Securities Act, except for shares issued to any MWV stockholder who may be deemed to be an “affiliate” of ACCO for purposes of Rule 145 under the Securities Act.

Accounting Treatment

Accounting Standards Codification (“ASC”) Topic 805 “Business Combinations” requires the use of the purchase method of accounting for business combinations. In applying the purchase method, it is necessary to identify both the accounting acquiree and the accounting acquiror. In a business combination effected through an exchange of equity interests, such as the Merger, the entity that issues the shares (ACCO in this case) is generally the acquiring entity. In identifying the acquiring entity in a combination effected through an exchange of equity interests, however, all pertinent facts and circumstances must be considered, including the following:

•

The relative voting interests in the combined entity after the combination. In this case stockholders of MWV, the sole stockholder of Spinco, will receive at least 50.5% of the equity ownership and associated voting rights in ACCO.

•

The composition of the governing body of the combined entity. In this case the composition of the Board of Directors of ACCO will be composed of the members of the Board of Directors of ACCO immediately prior to the consummation of the Merger, except that, immediately following the closing of the Merger, the ACCO Board of Directors will be increased by two members, and two persons selected by MWV, approved by ACCO’s Board of Directors and elected by ACCO’s Board of Directors will fill the two vacancies.

•

The composition of the senior management of the combined entity. In this case, the senior management of ACCO will be composed of the members of senior management of ACCO immediately prior to consummation of the Merger.

ACCO’s management has determined that ACCO will be the accounting acquiror in this combination based on the facts and circumstances outlined above. ACCO will apply purchase accounting to the assets and liabilities of Spinco upon consummation of the Merger. Upon completion of the Merger, the historical financial statements of ACCO after the Transactions will be those of ACCO.

Rights of Appraisal

None of ACCO’s nor MWV’s stockholders will be entitled to exercise appraisal or dissenters’ rights under the DGCL in connection with the Separation, the Distribution and the Merger.

MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES OF THE SEPARATION, THE DISTRIBUTION AND THE MERGER

The following discussion summarizes the material U.S. federal income tax consequences of the Separation, the Distribution and the Merger. This summary is based on the Code, the Treasury regulations promulgated under the Code, and interpretations of the Code and the Treasury regulations by the courts and the IRS, all as they exist as of the date hereof and all of which are subject to change, possibly with retroactive effect. This is not a complete summary of all of the tax consequences of the Separation, the Distribution and the Merger. In particular, it does not address U.S. federal income tax considerations applicable to stockholders of MWV that are subject to special treatment under U.S. federal income tax law, such as financial institutions, cooperatives, dealers in securities, traders in securities who elect to apply a mark-to-market method of accounting, insurance companies, tax-exempt entities, partnerships and other pass-through entities, stockholders who hold their shares as part of a “hedge,” “straddle,” “conversion” or “constructive sale” transaction, stockholders who are subject to the alternative minimum tax and stockholders who acquired their shares upon the exercise of employee stock options or otherwise as compensation. In addition, this summary is limited to stockholders that hold their shares of MWV common stock as a capital asset. This summary does not address any estate, gift or other non-income tax consequences or any state, local or foreign tax consequences. This discussion does not address the tax consequences to any person who actually or constructively owns more than 5% of MWV common stock.

This summary is limited to stockholders of MWV that are U.S. holders. A U.S. holder is a beneficial owner of MWV stock, other than an entity or arrangement treated as a partnership for U.S. federal income tax purposes, that is, for U.S. federal income tax purposes:

•	an individual who is a citizen or a resident of the United States;

•

a corporation, or other entity taxable as a corporation for U.S. federal income tax purposes, created or organized in or under the laws of the United States, any state thereof or the District of Columbia;

•	an estate, the income of which is subject to U.S. federal income taxation regardless of its source; or

•

a trust, if (i) a court within the United States is able to exercise primary jurisdiction over its administration and one or more U.S. persons have the authority to control all of its substantial decisions, or (ii) it has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

If an entity that is treated as a partnership for U.S. federal income tax purposes holds MWV stock, the tax treatment of a partner in such entity generally will depend on the status of the partner and the activities of the partnership. If you are a partner in a partnership holding MWV stock, please consult your tax advisor.

MWV stockholders are urged to consult their own tax advisors regarding the tax consequences of the Separation, the Distribution and the Merger to them, including the effects of U.S. federal, state, local, foreign and other tax laws.

The Separation and the Distribution

The completion of the Separation and the Distribution is conditioned upon MWV’s receipt of the Private Letter Ruling. The completion of the Separation and the Distribution is also conditioned on the receipt by MWV of the Distribution Tax Opinion. The Private Letter Ruling and the Distribution Tax Opinion will be based on, among other things, certain facts, assumptions as well as the accuracy of certain representations, statements and undertakings made to the IRS and to counsel. If any of these representations, statements or undertakings are, or become, inaccurate or incomplete, the Private Letter Ruling and the Distribution Tax Opinion may be invalid.

Although an IRS ruling generally is binding on the IRS, MWV and Spinco will not be able to rely on the ruling if the factual representations made to the IRS in connection with the private letter ruling request are untrue or incomplete in any material respect, or if undertakings made to the IRS in connection with the private letter ruling request are not complied with. Further, the ruling will not rule that the Distribution satisfies every requirement for a tax-free spin-off, and MWV will rely solely on the Distribution Tax Opinion for comfort that such additional requirements are satisfied. The Distribution Tax Opinion will be based on, among other things, the Private Letter Ruling as to the matters addressed by the ruling, current law and certain assumptions and representations as to factual matters made by MWV, Spinco, ACCO and Merger Sub. Any change in currently applicable law, which may be retroactive, or the failure of any assumption or representation to be true, correct and complete in all material respects, could adversely affect the conclusions reached by counsel in the opinions. An opinion of counsel represents counsel’s best legal judgment, is not binding on the IRS or the courts, and the IRS or the courts may not agree with the conclusions reached in the opinion.

In addition, in connection with the effectiveness of the registration statement of which this document is a part, MWV has received an opinion from Wachtell, Lipton, Rosen & Katz to the effect that the Separation and the Distribution, taken together, will qualify as a reorganization under section 368(a)(1)(D) of the Code. The opinion is based on representations made to counsel and on factual assumptions set forth or referred to in the opinion. If any of the representations or assumptions upon which such opinion is based is inconsistent with the actual facts, the U.S. federal income tax consequences of the Separation and the Distribution could be adversely affected. Accordingly, and based on the foregoing opinion, the following is a discussion of the material U.S. federal income tax consequences of the Separation and the Distribution:

(1) the conveyance by MWV to Spinco of specified assets and liabilities relating to the MEAD C&OP Business, in exchange for additional shares of Spinco common stock, together with the Debt Exchange and the Distribution, will qualify as a reorganization within the meaning of section 368(a)(1)(D) of the Code, and MWV and Spinco will each be a party to a reorganization within the meaning of section 368(b) of the Code;

(2) MWV will recognize no gain or loss on the conveyance of specified assets and liabilities relating to the MEAD C&OP Business to Spinco in exchange for additional shares of Spinco common stock pursuant to sections 361 and 357(a) of the Code;

(3) MWV will recognize no gain or loss upon the Distribution and the Debt Exchange pursuant to section 361(c) of the Code;

(4) MWV’s stockholders will recognize no gain or loss (and no amount will be includible in their income) upon the receipt of Spinco common stock in the Distribution under section 355(a)(1) of the Code;

(5) the aggregate basis of the Spinco common stock in the hands of MWV’s stockholders immediately after the Distribution will equal the aggregate basis of the MWV stock held by the MWV stockholders immediately before the Distribution, allocated between the stock of MWV and the stock of Spinco in proportion to their respective fair market values immediately following the Distribution; and

(6) the holding period of the Spinco common stock received by each MWV stockholder will include the holding period of the MWV shares held by each such stockholder.

If the Distribution does not qualify as a tax-free spin-off under section 355 of the Code, each MWV stockholder who receives Spinco common stock would be treated as receiving a taxable dividend in an amount equal to the fair market value of the Spinco common stock received, to the extent of such stockholder’s ratable share of MWV’s earnings and profits.

In addition, if the Distribution does not qualify as a tax-free spin-off under section 355 of the Code, MWV would have taxable gain equal to the excess of the value of the assets transferred to Spinco plus liabilities assumed by Spinco over MWV’s tax basis for those assets. Even if the Distribution otherwise qualifies as a tax-free spin-off under section 355 of the Code, the Distribution will be taxable to MWV (but not to MWV stockholders) pursuant to section 355(e) of the Code if there is a 50% or more change in ownership of either MWV or Spinco (including stock of ACCO after the Transactions, as the parent of Spinco), directly or indirectly, as part of a plan or series of related transactions that include the Distribution. Because MWV stockholders will own more than 50% of the common stock of ACCO following the Merger, the Merger standing alone will not cause the Distribution to be taxable to MWV under section 355(e) of the Code. However, if the IRS were to determine that other acquisitions of MWV common stock or ACCO common stock, either before or after the Distribution, are part of a plan or series of related transactions that includes the Distribution, such determination could result in the recognition of gain by MWV (but not by MWV stockholders) under section 355(e) of the Code. In connection with the request for the Private Letter Ruling and the Distribution Tax Opinion, MWV will represent that the Distribution is not part of any such plan or series of related transactions. If section 355(e) of the Code applied, MWV might recognize a very substantial amount of taxable gain.

Under the Tax Matters Agreement, in certain circumstances, and subject to certain limitations, Spinco is required to indemnify MWV against taxes on the Distribution that arise as a result of a certain actions or failures to act by ACCO or Spinco, which we refer to as a “disqualifying action,” or as a result of changes in ownership of the stock of ACCO or Spinco after the Transactions. See “Risk Factors—Risks Related to the Separation and the Merger—ACCO and Spinco will be unable to take certain actions after the Transactions because such actions could adversely affect the tax-free status of the Distribution or the Merger, and such restrictions could be significant” and “Additional Agreements Related to the Spin-Off and the Merger—Tax Matters Agreement.” If Spinco is required to indemnify MWV in the event the Distribution is taxable, this indemnification obligation would be substantial and could have a material adverse effect on ACCO. If MWV were to recognize gain on the Distribution for reasons not related to a disqualifying action by ACCO or Spinco, MWV would not be entitled to be indemnified under the Tax Matters Agreement. Even if section 355(e) of the Code were to cause the Distribution to be taxable to MWV, the Distribution would remain tax-free to MWV’s stockholders.

U.S. Treasury regulations generally require each MWV stockholder who receives stock in the Distribution to attach to its U.S. federal income tax return for the year in which the Distribution occurs a detailed statement containing certain information relating to the tax-free nature of the Distribution. Within a reasonable period of time after the Distribution, MWV will provide stockholders who receive ACCO common stock in the Merger with any pertinent information that is in MWV’s possession and is reasonably available, to the extent necessary to comply with this requirement.

The Merger

The obligations of MWV, Spinco, ACCO and Merger Sub to consummate the Merger are conditioned, respectively, on MWV’s and Spinco’s receipt of the Private Letter Ruling, the Distribution Tax Opinion, and ACCO’s and MVW’s receipt of a Merger Tax Opinion from their respective tax counsel, in each case to the effect that the Merger will be treated as a reorganization within the meaning of section 368(a) of the Code. These opinions will be based on, among other things, certain representations and assumptions as to factual matters made by MWV, Spinco, ACCO and Merger Sub. The failure of any factual representation or assumption to be true, correct and complete in all material respects could adversely affect the validity of the opinions. An opinion of counsel represents counsel’s best legal judgment, is not binding on the IRS or the courts, and the IRS or the courts may not agree with the conclusions reached in the opinion. In addition, the Distribution Tax Opinion and Merger Tax Opinions will be based on current law, and cannot be relied on if current law changes with retroactive effect. MWV has also requested a private letter ruling from the IRS regarding the qualification of the Merger as a reorganization within the meaning of section 368(a) of the Code, but the receipt of such ruling is not a condition to the obligations of the parties to consummate the Merger.

In addition, in connection with the effectiveness of the registration statement of which this document is a part, MWV and ACCO have received an opinion from their respective counsel, Wachtell, Lipton, Rosen & Katz and Skadden, Arps, Slate, Meagher & Flom LLP, to the effect that the Merger will be treated as a reorganization within the meaning of section 368(a) of the Code. The opinions are based on representations made by MWV and

ACCO and on factual assumptions set forth or referred to in the opinions. If any of the representations or assumptions upon which such opinions are based is inconsistent with the actual facts, the U.S. federal income tax consequences of the Merger could be adversely affected. Accordingly, and based on the foregoing opinions, the following is a discussion of the material U.S. federal income tax consequences of the Merger:

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the Spinco stockholders will recognize no gain or loss on their receipt of shares of ACCO common stock (including any fractional share interests deemed received) solely in exchange for shares of Spinco common stock in the Merger;

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the Spinco stockholders’ tax basis in the shares of ACCO common stock received in the Merger (including any fractional share interests deemed received) will be the same as their tax basis in the shares of Spinco common stock surrendered in exchange therefor; and

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the receipt by the Spinco stockholders of cash in lieu of fractional shares of ACCO common stock will be treated for U.S. federal income tax purposes as if the fractional shares had been distributed to the Spinco stockholders as part of the Merger and then had been disposed of by such stockholders for the amount of such cash in a sale or exchange pursuant to which gain or loss is recognized under section 1001 of the Code.

No fractional shares of ACCO common stock will be issued pursuant to the Merger. All fractional shares of ACCO common stock that a Spinco stockholder would otherwise be entitled to receive as a result of the Merger will be aggregated, and the distribution agent will cause the whole shares obtained by such aggregation to be sold, in the open market or otherwise as reasonably directed by MWV, and in no case later than three business days after the effective time of the Merger. The distribution agent will make available the net proceeds of the sale, after deducting any required withholding taxes and brokerage charges, commissions and transfer taxes, on a pro rata basis, without interest, as soon as practicable following the Merger to the holders of Spinco common stock entitled to receive such cash. As discussed above, the receipt by Spinco stockholders of cash in lieu of fractional shares of ACCO common stock will generally be taxable to the recipient stockholders. Such stockholders generally will recognize capital gain or loss on any cash received in lieu of a fractional share of ACCO common stock equal to the difference between the amount of cash received and the tax basis allocated to such fractional share. Such gain or loss will constitute long-term capital gain or loss if the holding period in the Spinco common stock surrendered in the Merger (which will include the holding period for the MWV common stock with respect to which the Spinco common stock is distributed in the Distribution) exceeds 12 months as of the date of the Merger. The deductibility of capital losses is subject to limitations under the Code.

THE TRANSACTION AGREEMENTS

The Merger Agreement

The following is a summary of the material provisions of the Merger Agreement. This summary is qualified in its entirety by the Merger Agreement, which is attached hereto as Annex A and incorporated by reference herein. Stockholders of ACCO and MWV are urged to read the Merger Agreement in its entirety. The Merger Agreement has been included to provide ACCO stockholders and MWV stockholders with information regarding its terms. The Merger Agreement is not intended to provide any other factual information about ACCO, Merger Sub, MWV or Spinco following completion of the Merger. Information about ACCO, Merger Sub, MWV and Spinco can be found elsewhere in this proxy statement/prospectus-information statement.

The Merger Agreement contains representations and warranties of MWV and Spinco solely for the benefit of ACCO and representations and warranties of ACCO and Merger Sub solely for the benefit of MWV and Spinco. These representations and warranties have been made solely for the benefit of the other parties to the Merger Agreement and have been qualified by certain information that has been disclosed to the other parties to the Merger Agreement and that is not reflected in the Merger Agreement. In addition, these representations and warranties may be intended as a way of allocating risks among parties if the statements contained therein prove to be incorrect, rather than as actual statements of fact. Accordingly, ACCO and MWV stockholders should not rely on the representations and warranties as characterizations of the actual state of facts. Moreover, information concerning the subject matter of the representations and warranties may have changed since the date of the Merger Agreement, which subsequent information may or may not be fully reflected in the companies’ public disclosures. ACCO does not believe that securities laws require ACCO to disclose publicly any information related to the Merger Agreement other than information that has already been so disclosed.

The Merger

Under the Merger Agreement and in accordance with the DGCL, at the effective time of the Merger, Merger Sub will merge with and into Spinco. As a result of the Merger, the separate corporate existence of Merger Sub will terminate and Spinco will continue as the surviving corporation as a wholly owned subsidiary of ACCO and will succeed to and assume all the rights, powers and privileges and be subject to all of the obligations of Merger Sub in accordance with the DGCL. The certificate of incorporation and bylaws of Spinco as in effect immediately prior to the Merger will be amended and restated in their entirety to read as set forth in Annex A and Annex B, respectively, to the Merger Agreement and, as so amended and restated, will be the certificate of incorporation and bylaws of Spinco following completion of the Merger.

Under the terms of the Merger Agreement, the officers of Spinco before the Merger will be the initial officers of Spinco after the Merger and the directors of Merger Sub before the Merger will be the initial directors of Spinco after the Merger.

Closing; Effective Time

Under the terms of the Merger Agreement, the closing of the Merger will take place at 10:00 a.m., Central Time, on the last business day of the month in which the conditions precedent to the Merger are satisfied or waived, unless otherwise agreed upon by ACCO and MWV. However, if the marketing period has not ended at the time of satisfaction or waiver of the conditions precedent to the Merger, then the closing will occur instead on the date following the satisfaction or waiver of such conditions that is the earlier to occur of (a) the date which is the last business day of the month before or during the marketing period as may be specified by ACCO and MWV and (b) the date which is the last business day of the month in which the final day of the marketing period occurs, or at such other date and time as ACCO and MWV agree. See “—Marketing Period.”

ACCO and MWV expect that the closing of the Separation and the Distribution will occur on the same day as the closing of the Merger.

At the closing, ACCO and MWV will cause to be filed a certificate of merger with the Secretary of State of the State of Delaware to effect the Merger. The Merger will become effective at the time of filing of such certificate of merger or at such later time as ACCO, MWV, Spinco and Merger Sub may agree and provide in the certificate of merger.

Merger Consideration

The Merger Agreement provides that, at the effective time of the Merger, each issued and outstanding share of Spinco common stock (except shares of Spinco common stock held by Spinco as treasury stock) will be automatically converted into a number of shares of ACCO common stock equal to the exchange ratio. The exchange ratio is equal to the product of (1) the number of shares of ACCO common stock issued and outstanding immediately prior to the effective time of the Merger multiplied by (2) 1.02020202, divided by the number of shares of Spinco common stock outstanding immediately prior to the effective time of the Merger. However, if counsel to MWV cannot deliver an opinion to MWV that the Separation and the Distribution, taken together, will qualify as a reorganization under section 368(a)(1)(D) of the Code because immediately after the effective time of the Merger, the percentage of outstanding shares of ACCO common stock held by ACCO’s stockholders (and issued pursuant to the plan (or series of transactions) which includes the Distribution (within the meaning of section 355(e) of the Code)) would be more than 49.5%, then the exchange ratio will be adjusted such that the aggregate number of shares of ACCO Common Stock so issued in the Merger will be 49.5% of the outstanding equity interests of ACCO immediately following the Merger.

The calculation of the merger consideration as set forth in the Merger Agreement will result, prior to the elimination of fractional shares, in MWV’s stockholders collectively holding approximately 50.5% of the outstanding equity interests of ACCO immediately following the Merger and ACCO’s stockholders immediately prior to the Merger collectively holding the remaining approximately 49.5% of such equity interests. See “The Transactions—Calculation of Merger Consideration.” No fractional shares of ACCO common stock will be issued pursuant to the Merger. All fractional shares of ACCO common stock that a holder of shares of Spinco common stock would otherwise be entitled to receive as a result of the Merger will be aggregated, and the distribution agent will cause the whole shares obtained by such aggregation to be sold, in the open market or otherwise as reasonably directed by MWV, and in no case later than three (3) business days after the effective time of the Merger. The distribution agent will make available the net proceeds of the sale, after deducting any required withholding taxes and brokerage charges, commissions and transfer taxes, on a pro rata basis, without interest, as soon as practicable following the Merger to the holders of Spinco common stock entitled to receive such cash. The receipt of cash in lieu of fractional shares of ACCO common stock will generally be taxable to the recipient stockholders. See “Material U.S. Federal Income Tax Consequences of the Separation, the Distribution and the Merger.”

The merger consideration and cash in lieu of fraction shares (if any) paid will be reduced by any applicable tax withholding.

Distribution of Per Share Merger Consideration

Prior to the effective time of the Merger, ACCO will deposit with the distribution agent certificates or book-entry authorizations representing the shares of ACCO common stock for the benefit of the MWV stockholders who received shares of Spinco common stock in the Distribution.

After the effective time of the Merger, all shares of Spinco common stock will be converted into the right to receive shares of ACCO common stock as described above under “—Merger Consideration.” Accordingly, in lieu of distribution shares of Spinco common stock, the distribution agent will distribute to each person who received Spinco common stock in the Distribution shares of ACCO common stock into which the shares of Spinco common stock that were distributed in the Distribution have been converted pursuant to the Merger. Each person entitled to receive Spinco common stock in the Distribution will be entitled to receive in respect of the shares of Spinco common stock distributed to such person a certificate or book-entry authorization representing the number of whole shares of ACCO common stock that such holder has the right to receive pursuant to the Merger

(and cash in lieu of fractional shares of ACCO common stock as described above under “—Merger Consideration”) (and any dividends or distributions and other amounts as described below under “—Distributions With Respect to Shares of ACCO Common Stock After the Effective Time”).

Distributions With Respect to Shares of ACCO Common Stock After the Effective Time

No dividend or other distributions declared or made after the effective time of the Merger with respect to ACCO common stock with a record date after the effective time will be paid with respect to any shares of ACCO common stock that are not able to be distributed by the distribution agent promptly after the effective time of the Merger, whether due to a legal impediment to such distribution or otherwise. Subject to the effect of applicable laws, following the distribution of any such previously undistributed shares of ACCO common stock, the following amounts will be paid to the record holder of such shares of ACCO common stock, without interest:

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at the time of the Distribution, the amount of cash payable in lieu of fractional shares of ACCO common stock to which such holder is entitled pursuant to the Merger Agreement and the amount of dividends or other distributions with a record date after the effective time of the Merger theretofore paid with respect to such whole shares of ACCO common stock; and

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at the appropriate payment date, the amount of dividends or other distributions with a record date after the effective time of the Merger but prior to the distribution of such shares and a payment date subsequent to the Distribution of such shares payable with respect to such whole shares of ACCO common stock.

ACCO is required under the Merger Agreement to deposit all such amounts with the distribution agent.

Termination of the Distribution Fund

Any portion of the amounts deposited with the distribution agent under the Merger Agreement, which we refer to as the Distribution Fund, that remains undistributed to the MWV stockholders that are entitled to Spinco common stock in the Distribution on the one-year anniversary of the effective time of the Merger will be delivered to ACCO upon demand, and any MWV stockholders that are entitled to Spinco common stock in the Distribution who have not received shares of ACCO common stock as described above may look only to ACCO for payment of their claim for ACCO common stock and any dividends, distributions or cash in lieu of fractional shares with respect to ACCO common stock (subject to any applicable abandoned property, escheat or similar law).

Post-Closing ACCO Board of Directors and Officers

The Merger Agreement provides that the ACCO Board of Directors will take all action necessary such that, immediately following the effective time of the Merger, the ACCO Board of Directors will be increased by two members, and two persons selected by MWV and approved by the ACCO Board of Directors will be elected by the ACCO Board of Directors to fill the vacancies created.

Additionally, the officers of ACCO immediately prior to the Merger will continue to be the officers of ACCO immediately following the effective time of the Merger.

Stockholders Meeting

Under the terms of the Merger Agreement, ACCO has agreed to call a meeting of its stockholders for the purpose of voting upon the Share Issuance as promptly as practicable following the date on which the SEC has cleared this proxy statement/prospectus-information statement and, if required by the SEC as a condition to the mailing of this proxy statement/prospectus-information statement, the registration statement of which this proxy statement/prospectus-information statement forms a part has been declared effective. ACCO will satisfy this

Merger Agreement requirement by asking its stockholders to vote on this matter at the meeting of ACCO stockholders. ACCO has also agreed to deliver this proxy statement/prospectus-information statement to its stockholders in accordance with applicable law and its organizational documents.

Representations and Warranties

In the Merger Agreement, each of ACCO and Merger Sub, on the one hand, and MWV (on behalf of Spinco), on the other hand, has made representations and warranties to the other. These representations and warranties, which are substantially reciprocal, relate to, among other things:

•	due organization, good standing and qualification;

•	capital structure;

•	authority to enter into the Merger Agreement (and the other agreements executed in connection therewith) and no conflicts with or violations of governance documents, other obligations or laws;

•	financial statements and absence of undisclosed liabilities;

•	absence of certain changes or events;

•	absence of investigations or litigation;

•	compliance with applicable laws;

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accuracy of information supplied for use in the registration statement of which this proxy statement/prospectus-information statement is a part and the registration statement to be filed by Spinco with respect to the Separation and the Distribution;

•	environmental matters;

•	tax matters;

•	employee benefit matters and compliance with ERISA;

•	labor matters;

•	intellectual property matters;

•	material contracts;

•	payment of fees to brokers or finders in connection with the Merger;

•	approval by the board of directors;

•	interests in real property;

•	products liability;

•	human health and safety; and

•	no other representations.

ACCO and Merger Sub have also made representations and warranties to MWV and Spinco relating to the opinion of the ACCO financial advisors, the required vote of ACCO stockholders for the Share Issuance and the absence of ownership by ACCO of any shares of MWV or Spinco common stock. ACCO and Merger Sub have also made representations and warranties to MWV and Spinco relating to the financing contemplated by the ACCO Commitment Letter and the Spinco Commitment Letter. See “Debt Financing—ACCO Term Facility and ABL Facility” and “Debt Financing—Spinco Term Facility.”

MWV (on behalf of Spinco) also made representations and warranties to ACCO relating to the sufficiency of assets contributed to Spinco, the absence of ownership by MWV or Spinco of any shares of ACCO capital stock and the financing contemplated by the MWV Commitment Letter. See “Debt Financing—MWV Bridge Facility.” MWV has also made representations and warranties to ACCO regarding MWV’s capacity as a party to the Merger Agreement.

Many of the representations and warranties contained in the Merger Agreement are subject to a “material adverse effect” standard (that is, they will not be deemed to be untrue or incorrect unless their failure to be true or correct, individually or in the aggregate, would, as the case may be, be material or have a material adverse effect on Spinco or ACCO, as applicable), knowledge qualifications, or both, and none of the representations and warranties survive the effective time of the Merger. The Merger Agreement does not contain any post-closing indemnification obligations with respect to these matters.

Under the Merger Agreement, a material adverse effect means, with respect to Spinco or ACCO, as applicable, any change, development, event, occurrence, effect or state of facts that, individually or in the aggregate with all such other changes, developments, events, occurrences, effects or states of facts is, or is reasonably likely to be, materially adverse to the business, financial condition or results of operations of the MEAD C&OP Business (in the case of Spinco) or ACCO and its subsidiaries taken as a whole (in the case of ACCO). However, none of the following will be deemed to constitute, or be taken into account in determining whether there has been, or is reasonably likely to be, a material adverse effect:

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any change, development, event, occurrence, effect or state of facts arising out of or resulting from capital market conditions generally or general economic conditions, including with respect to interest rates or currency exchange rates (except to the extent that such change, development, event, occurrence, effect or state of facts has a materially disproportionate effect on the MEAD C&OP Business (in the case of Spinco) or ACCO and its subsidiaries taken as a whole (in the case of ACCO), as compared with other participants in the industries in which the MEAD C&OP Business operates (in the case of Spinco) or ACCO and its subsidiaries (in the case of ACCO) (in which case the incremental disproportionate impact or impacts may be deemed either alone or in combination to constitute, or be taken into account in determining whether there has been, or is reasonably likely to be, a material adverse effect));

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any change, development, event, occurrence, effect or state of facts arising out of or resulting from geopolitical conditions or any outbreak or escalation of hostilities, acts of war or terrorism occurring after the date of the Merger Agreement;

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any change, development, event, occurrence, effect or state of facts arising out of or resulting from any hurricane, tornado, flood, earthquake or other natural disaster occurring after the date of the Merger Agreement;

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any change, development, event, occurrence, effect or state of facts arising out of or resulting from any change in applicable law or GAAP (or authoritative interpretation thereof) which is proposed, approved or enacted after the date of the Merger Agreement;

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any change, development, event, occurrence, effect or state of facts arising out of or resulting from general conditions in the industries in which the MEAD C&OP Business operates (in the case of Spinco) or ACCO and its subsidiaries operate (in the case of ACCO) (except to the extent that such change, development, event, occurrence, effect or state of facts has a materially disproportionate effect on the MEAD C&OP Business (in the case of Spinco) or ACCO and its subsidiaries taken as a whole (in the case of ACCO), as compared with other participants in the industries in which the MEAD C&OP Business operates (in the case of Spinco) or ACCO and its subsidiaries (in the case of ACCO) (in which case the incremental disproportionate impact or impacts may be deemed either alone or in combination to constitute, or be taken into account in determining whether there has been, or is reasonably likely to be, a material adverse effect));

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any change, development, event, occurrence, effect or state of facts arising out of or resulting from the announcement and pendency of the Merger Agreement and the other Transactions, including any lawsuit in respect of the Merger Agreement, compliance with the covenants or agreements contained in the Merger Agreement, and any loss of or change in relationship with any customer, supplier, distributor, or other business partner, or departure of any employee or officer, of the MEAD C&OP Business (in the case of Spinco) or ACCO or any of its subsidiaries (in the case of ACCO); and

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any change, development, event, occurrence, effect or state of facts arising out of or resulting from (in the case of Spinco) any of the assets or liabilities not intended to be transferred, assigned or assumed as the case may be to or by Spinco pursuant to the Separation Agreement.

Conduct of Business Pending Closing

Each of the parties has undertaken to perform customary covenants in the Merger Agreement that place restrictions on it and its subsidiaries until the effective time of the Merger. In general, each of ACCO, MWV (to the extent of its MEAD C&OP Business only) and Spinco agrees that prior to the effective time of the Merger, except to the extent required by law, disclosed in their respective disclosure letters, consented to by the other party (which consent may not be unreasonably withheld, conditioned or delayed) or otherwise expressly permitted or contemplated by a Transaction Agreement, it will conduct its business in the ordinary course consistent with past practice and in compliance with all applicable laws, and use commercially reasonable efforts to maintain its current business organization, maintain rights and franchises, keep available the services of its current officers and other key employees and maintain its relationships with key customers and key suppliers. In addition, each of ACCO, MWV (to the extent of its MEAD C&OP Business only) and Spinco has agreed that prior to the effective time of the Merger, except to the extent required by law, disclosed in their respective disclosure letters, consented to by the other party (which consent may not be unreasonably withheld, conditioned or delayed) or otherwise expressly permitted or contemplated by a Transaction Agreement, it will not take the following actions:

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with respect to ACCO and Merger Sub, declaring dividends or making distributions in respect of any shares of its capital stock except for the declaration and payment of cash dividends or distributions paid on or with respect to a class of capital stock all of which shares of capital stock of the applicable corporation are owned directly or indirectly by ACCO;

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splitting, combining or reclassifying any capital stock or issuing or authorizing or proposing the issuance of any other securities in respect of, in lieu or, or in substitution for, shares of its capital stock; or redeeming, repurchasing otherwise acquiring, or permitting any subsidiary to redeem, repurchase or otherwise acquire, any shares of its capital stock, except as required by the terms of the securities outstanding on the date of the Merger Agreement or as required by the terms of a benefit plan; or with respect to ACCO, issuing securities pursuant to its Rights Agreement;

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issuing, delivering, selling or authorizing any shares of its capital stock or any securities convertible into or exchangeable for, any right to acquire, capital stock, other than (a) issuing shares by ACCO pursuant to its Rights Agreement; (b) the issuance of shares of ACCO common stock upon the exercise of stock options or vesting restricted stock units; (c) the issuance of stock by any wholly owned subsidiary of Spinco, on the one hand, or ACCO, on the other hand, to their respective parent or another wholly owned subsidiary; and (d) granting stock options or granting restricted stock units by ACCO with respect to up to 1.3 million shares of ACCO common stock in the ordinary course of business, consistent with ACCO’s past practices;

•	amending certain organizational documents;

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acquiring businesses or assets (excluding the acquisition of assets used in the operations of the business of ACCO or the MEAD C&OP Business in the ordinary course consistent with past practice, which assets do not constitute a business unit, division or all or substantially all of the assets of the transfer);

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selling, leasing, licensing, disposing of or otherwise encumbering assets (including the capital stock of certain subsidiaries, but excluding, inventory and obsolete equipment in the ordinary course of business consistent with past practice or not in an amount exceeding $1.0 million);

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incurring any indebtedness or guarantee or otherwise becoming contingently liable for any indebtedness or issuing or selling any debt securities or warrants or rights to acquire any debt securities or guaranteeing any debt securities of others or entering into any material lease of real property or entering into any interest rate hedge, other than incurred in the ordinary course of business consistent with past practice or not exceeding $1.0 million;

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(i) granting any material increases in the compensation of any directors, officers or employees, except in the ordinary course of business consistent with past practice; (ii) paying or agreeing to pay to any director, officer or employee, whether past or present, any pension, retirement allowance or other employee benefit not required or contemplated by any of the existing benefit, severance, termination, pension or employment plans, contracts or arrangements as in effect on the date the Merger Agreement, except for the right to receive certain retention and bonus payments that are related to the transactions contemplated by the Merger Agreement that either ACCO, on the one hand, or Spinco, on the other hand may agree to pay and pay to select executives and other employees following the signing of the Merger Agreement and the effective time of the Merger which will in no event exceed in the aggregate $3.7 million in the case of ACCO and $6.5 million in the case of Spinco; (iii) except in the ordinary course of business consistent with past practice, entering into any new, or materially amend any existing, employment or severance or termination, contract with any director, officer or employee; (iv) in the case of ACCO, accelerating the vesting of, or the lapsing of restrictions with respect to, any stock options or other stock-based compensation; or (v) becoming obligated under any new pension plan, welfare plan, multiemployer plan, employee benefit plan, severance plan, benefit arrangement or similar plan or arrangement that was not in existence on the date of the Merger Agreement, or amend any such plan or arrangement in existence on the date of the Merger Agreement if such amendment would have the effect of materially enhancing any benefits thereunder, except in the case of Spinco with respect to an action that applies uniformally to all similarly situated employees of MWV and its subsidiaries.

•

establishing, adopting, terminating, entering into or amending any collective bargaining agreement or other arrangement for the benefit of directors, officers or employees, except, in each case, (i) as is necessary to comply with applicable law or (ii) as would not result in a material increase in the cost of maintaining such collective bargaining agreement or other arrangement;

•	authorizing, recommending, proposing or announcing an intention to adopt a plan of complete or partial liquidation or dissolution;

•	making any material change in accounting methods or year, except as required by law;

•	with respect to ACCO, other than in the ordinary course consistent with past practice, making, changing or revoking any material tax elections or compromising any material income tax liability;

•

with respect to MWV and Spinco, other than in the ordinary course consistent with past practice, making, changing or revoking any material tax elections that would bind Spinco or a Spinco subsidiary for periods following the effective time of the Merger or compromising any material income tax liability for which Spinco or a Spinco subsidiary would be responsible under the Tax Matters Agreement or the Separation Agreement;

•

(1) terminating or failing to use commercially reasonable efforts to renew any material contract, (2) modifying, amending, waiving, releasing or assigning any material rights or claims, or (3) entering into certain material contract not consistent with past practice, except in each case, in the ordinary course of business, or as required by law (provided that Spinco and the MWV entities conducting the MEAD C&OP Business may renegotiate or enter into new contracts with customers whether or not such contract contains more or less favorable terms than existing contracts with customers);

•

entering into or amending agreements or arrangements with affiliates of MWV or a subsidiary of MWV (other than Spinco or a subsidiary of Spinco) on terms less favorable to Spinco or the relevant subsidiary of Spinco than could be reasonably be expected to have been obtained with an unaffiliated third party on an arm’s-length basis; and

•

except in the ordinary course of business, consistent with past practice, settling or compromising any actions, suits, arbitrations or proceedings (including any employee grievances) or paying, discharging or satisfying any material claims, liabilities or obligations that involve a grant of injunctive relief, except (i) the payment, discharge or satisfaction of any such claims, liabilities or obligations in accordance with the terms, of liabilities reflected of reserved against in, or contemplated by Spinco and ACCO’s respective financial statements, or incurred in the ordinary course of business since the date of such financial statements or (ii) settlement or compromise of litigation if it does not involve a grant of injunctive relief and any amounts paid (including as reimbursement of legal fees and expenses) does not exceed $1.0 million.

Tax Matters

The Merger Agreement contains certain additional representations, warranties and covenants relating to the preservation of the tax-free status of (i) the Separation and the Distribution, (ii) the Merger; and (iii) the receipt by MWV of the Spinco Securities or the exchange by MWV of the Spinco Securities in full satisfaction of debt obligations of MWV. Additional representations, warranties and covenants relating to the tax-free status of the Transactions are contained in the Tax Matters Agreement; MWV, Spinco and ACCO agree to use their reasonable best efforts to (a) cause the Separation and the Distribution, taken together, to qualify as a reorganization within the meaning of section 368(a)(1)(D) of the Code; (b) cause the Merger to qualify as a reorganization within the meaning of section 368(a) of the Code; and (c) facilitate the issuance of the Private Letter Ruling. Indemnification for all matters relating to taxes is governed by the terms, provisions and procedures described in the Tax Matters Agreement. See “Additional Agreements Related to the Separation, the Distribution and the Merger—Tax Matters Agreement.”

SEC Filings

The parties agreed to prepare this proxy statement/prospectus-information statement and the registration statement on Form S-4 of which it is a part, and to file them with the SEC, and ACCO agreed to use its reasonable best efforts to have the proxy statement/prospectus-information statement cleared by the SEC and the registration statement declared effective by the SEC.

ACCO is required under the terms of the Merger Agreement to mail this proxy statement/prospectus-information statement to its stockholders as promptly as practicable after the SEC clears this proxy statement/prospectus-information statement and, if required by the SEC, the registration statement is declared effective.

MWV is required under the terms of Merger Agreement to prepare and cause Spinco to file with the SEC a registration on Form 10 with respect to the Separation and the Distribution as promptly as reasonably practicable following the mailing of this proxy statement/prospectus-information statement, if required under the Securities Act and/or Exchange Act or otherwise required by the SEC. Spinco has agreed to use its reasonable best efforts to have such registration statement declared effective by the SEC under the Securities Act as promptly as practicable after the filing of the registration statement or at such other time as MWV, Spinco and ACCO may agree.

Regulatory Matters

The Merger Agreement provides that each party to the Merger Agreement will use reasonable best efforts to take or cause to be taken all action and to do, or cause to be done, and to assist and cooperate with the other parties in doing or causing to be done, all things necessary, proper or advisable including preparing and filing as promptly as practicable all documentation to effect all necessary applications, notices, petitions, filings and tax ruling requests and to obtain as promptly as practicable all consents, waivers, licenses, orders, registrations, approvals, permits, rulings, authorizations and clearances necessary or advisable to be obtained from any governmental authority. Additionally, each party to the Merger Agreement has agreed to take all reasonable steps as may be necessary to obtain all required approvals. Each party to the Merger Agreement has also agreed to (a) make all required filings under the HSR Act, (b) make appropriate filings, if required, with foreign regulatory authorities in accordance with applicable foreign competition laws with respect to the transactions contemplated by the Merger Agreement and (c) make all other necessary filings with any other governmental authority relating to the Merger. Each of ACCO and Merger Sub, on the one hand, and MWV and Spinco, on the other hand, agree to use its reasonable best efforts to (i) cooperate in all respects with each other in connection with any filing or submission and in connection with any investigation or other inquiry, including any proceeding initiated by a private party, (ii) promptly inform the other party of any communication received by such party from the Antitrust Division, the Federal Trade Commission or any other governmental authority and of any material communication received or given in connection with any proceeding by a private party and (iii) permit the other party to review in advance any communication to be given by it to, and consult with each other in advance of any meeting or material telephone call with, the Antitrust Division, the Federal Trade Commission or any other governmental authority or in connection with any proceeding by a private party, with any other person.

In addition, each of the parties has agreed to take, or cause to be taken, any and all steps and to make any and all undertakings necessary to avoid or eliminate each and every impediment under any antitrust, merger control, competition or trade regulation law that may be asserted by any governmental authority with respect to the Merger so as to enable the closing of the Merger to occur as soon as reasonably possible, including proposing, negotiating, committing to, and effecting, by consent decree, hold separate order, or otherwise, the sale, divestiture, licensing or disposition of such assets or businesses of Spinco (or Spinco’s subsidiaries) or ACCO (or ACCO’s subsidiaries), as applicable, or otherwise taking or committing to take actions that limit Spinco’s or its subsidiaries’ or ACCO’s or ACCO’s subsidiaries’, as applicable, freedom of action with respect to, or their ability to retain, any of the businesses, product lines or assets of Spinco (or Spinco’s subsidiaries) or ACCO (or ACCO’s subsidiaries), in each case, as may be required in order to avoid the entry of, or to effect the dissolution of, any injunction, temporary restraining order, or other order in any suit or proceeding, which would otherwise have the effect of preventing the closing (provided that the effectiveness of any such sale, divestiture, license or disposition or action or commitment must be contingent on consummation of the Merger). However, the parties to the Merger Agreement will not have to take any such action that would result in, or would reasonably be expected to result in, a material adverse effect on ACCO after giving effect to the Merger.

No Solicitation

The Merger Agreement contains detailed provisions restricting ACCO’s ability to seek an alternative transaction. Under these provisions, ACCO agrees that it and its subsidiaries will not, and will use reasonable best efforts to cause its and its subsidiaries’ officers, directors, employees, agents and representatives not to:

•	initiate or solicit or knowingly facilitate or encourage, directly or indirectly, any inquiries with respect to, or the making of, an acquisition proposal;

•	engage in negotiations or discussions with, furnish access to its properties, books and records or provide any information or data to any person relating to an acquisition proposal;

•	approve, endorse or recommend, or propose publicly to approve, endorse or recommend, an acquisition proposal;

•

execute or enter into any letter of intent, agreement in principle, merger agreement, acquisition agreement or other similar agreement relating to an acquisition proposal (other than a confidentiality agreement);

•	waive, terminate, modify or fail to enforce any provision of any “standstill” or similar obligation of any person other than MWV;

•

take any action to make the provisions of any “fair price,” “moratorium,” “control share acquisition,” “business combination” or other similar anti-takeover statute or regulation inapplicable to any transactions contemplated by an acquisition proposal;

•	take any action to make the consummation of an acquisition proposal exempt under the terms of ACCO’s Rights Agreement; or

•	resolve, propose or agree to do any of the foregoing.

ACCO has also agreed to cease any solicitations, discussions or negotiations with any person that has made or indicated an intention to make an acquisition proposal (except MWV, Spinco and their respective representatives).

Board Recommendation

The ACCO Board of Directors has agreed in the Merger Agreement that it will not:

•

withhold, withdraw, amend, change, qualify or modify in a manner adverse to MWV, or publicly propose to withhold, withdraw, amend, change, qualify or modify in a manner adverse to MWV, its recommendation that ACCO’s stockholders vote in favor of the Share Issuance; or

•	approve, endorse, adopt or recommend to ACCO’s stockholders any acquisition proposal, or publicly propose to approve, adopt or recommend to ACCO’s stockholders any acquisition proposal.

Notwithstanding the foregoing, the ACCO Board of Directors may, at any time prior to obtaining stockholder approval of the Share Issuance, withhold, withdraw, amend, change, qualify or modify in a manner adverse to MWV, or publicly propose to withhold, withdraw, amend, change, qualify or modify in a manner adverse to MWV, its recommendation that ACCO’s stockholders vote in favor of the Share Issuance, if the following conditions are satisfied:

•	ACCO has not violated the provisions described in “—No Solicitation” in any material respect and this section;

•	either:

•

an event, fact, development or occurrence that affects the business, assets, operations or condition (financial or otherwise) of ACCO that is unknown to the ACCO Board of Directors as of immediately prior to the execution of the Merger Agreement becomes known to the ACCO Board of Directors, which we refer to as an Intervening Event; or

•

the ACCO Board of Directors has received a bona fide written acquisition proposal that it determines in good faith (after consultation with its financial advisors and outside legal counsel) constitutes a superior proposal; and

•

the ACCO Board of Directors has determined in good faith (after consultation with its financial advisors and outside legal counsel) that the failure to withhold, withdraw, amend, change, qualify or modify in a manner adverse to MWV, or publicly propose to withhold, withdraw, amend, change, qualify or modify in a manner adverse to MWV, its recommendation that ACCO’s stockholders vote in favor of the Share Issuance would present a reasonable likelihood of constituting a breach of its fiduciary duties under applicable law.

ACCO may not take the action described above, which we refer to as a change in recommendation, unless:

•

it has notified MWV in writing of its intention to take such action at least four (4) business days prior to taking such action, which notice must include certain information required by the Merger Agreement;

•

if requested by MWV, ACCO and its representatives must have negotiated in good faith with MWV during the notice period to enable MWV to propose changes to the terms of the Merger Agreement; intended to cause the superior proposal to no longer constitute a superior proposal, or, in the case of a proposed change in recommendation as a result of an Intervening Event, that obviate the need for such a change in recommendation;

•

the ACCO Board of Directors must have considered in good faith (after consultation with its financial advisors and outside legal counsel) any changes to the Merger Agreement proposed in writing by MWV and determined that the superior proposal would continue to constitute a superior proposal if such changes were to be given effect, or that such changes would not obviate the need for a change in recommendation in response to the Intervening Event; and

•

in the event of any change to any of the financial terms (including the form or amount of consideration) or any material terms of the superior proposal, ACCO must, in each case, have delivered to MWV an additional notice and copies of the relevant proposed transaction agreement and other material documents (provided that the notice period and the period during which ACCO and its representatives are required to negotiate in good faith with MWV regarding any changes to any of the financial terms or any material terms of the superior proposal will expire three business days after ACCO provides written notice of such changes to MWV).

The Merger Agreement provides that any disclosure by ACCO to its stockholders (other than issuance by ACCO of a “stop, look and listen” or similar communication of the type contemplated by Rule 14d-9(f) under the Exchange Act) will be deemed a change in recommendation to the extent the ACCO Board of Directors does not publicly state that it has not changed its recommendation with respect to the Merger within one business day following any request by MWV.

The Merger Agreement provides that the term “acquisition proposal” means any proposal regarding:

•	any merger, consolidation, share exchange, business combination, recapitalization or other similar transaction or series of related transactions involving ACCO or any of its significant subsidiaries;

•

any direct or indirect purchase or sale, lease, exchange, transfer or other disposition of the consolidated assets (including stock of any subsidiaries of ACCO) of ACCO and the subsidiaries of ACCO, taken as a whole, constituting 25 % or more of the total consolidated assets of ACCO and the subsidiaries of ACCO, taken as a whole, or accounting for 25% or more of the total consolidated revenues of ACCO and the subsidiaries of ACCO, taken as a whole, in any one transaction or in a series of transactions; or

•

any direct or indirect purchase or sale of or tender offer, exchange offer or any similar transaction or series of related transactions engaged in by any person involving 25% or more of the outstanding shares of ACCO common stock.

Notwithstanding the foregoing, prior to the vote of ACCO stockholders to approve Share Issuance, if ACCO receives a bona fide written acquisition proposal that did not result from a breach of the Merger Agreement and the ACCO Board of Directors determines that the person making such proposal is reasonably likely to submit to ACCO an acquisition proposal that is a superior proposal, ACCO may furnish certain information pursuant to a confidentiality agreement that contains provisions that are no less restrictive to such person, and no less favorable to ACCO, than those contained in the confidentiality agreement between ACCO and MWV or participate in negotiations with the person making the relevant acquisition proposal. All information that is provided to the person making the acquisition proposal must have been previously provided or made available to MWV or is provided or made available to MWV substantially concurrently with the time it is so furnished to the person making the acquisition proposal.

The Merger Agreement provides that the term “superior proposal” means any bona fide written offer made by a third party to acquire, directly or indirectly, by merger, consolidation or other business combination or other similar acquisition transaction, for consideration consisting of cash and/or securities, at least a majority of the shares of the ACCO common stock then outstanding or all or substantially all of the assets of ACCO and the subsidiaries of ACCO, with respect to which the ACCO Board of Directors (after consultation with its legal and financial advisors) has determined in its good faith judgment that the consummation of the transactions contemplated by such written offer (x) would be more favorable to ACCO’s stockholders than the Merger, after taking into account all the terms and conditions of such proposal and the Merger Agreement (including any changes to the terms of the Merger Agreement proposed in writing by MWV to ACCO in response to such proposal or otherwise), (y) would not be subject to any due diligence condition and (z) would be reasonably likely to be completed on the terms proposed on a timely basis, taking into account all financial, legal, regulatory and other aspects of such proposal.

The Merger Agreement provides that ACCO will promptly, and in any event within 48 hours after receipt, notify MWV of the receipt by ACCO of an acquisition proposal and ACCO must keep MWV reasonably informed of the status and material terms and conditions of any such acquisition proposal. ACCO must also provide to MWV any material modification to the terms of any acquisition proposal and must notify MWV of any determination by the ACCO Board of Directors that an acquisition proposal constitutes a superior proposal.

Financing

Spinco Financing

Pursuant to the Separation Agreement, MWV is entitled to receive the Special Distribution immediately prior to the Distribution. The Special Distribution will consist, in part, of $190.0 million in cash, unless otherwise agreed to by MWV prior to the fifth day prior to the effective date of the Separation (but in no event will such cash portion be less than $190.0 million). Simultaneously with the execution of the Merger Agreement, ACCO (on behalf of Spinco) entered into the Spinco Commitment Letter providing for new term loans, the proceeds of which will be used to finance the cash portion of the Special Distribution (the “Spinco Financing”). See “Debt Financing—Spinco Term Facility.”

The Merger Agreement provides that ACCO may not agree to amend or modify the Spinco Commitment Letter without the prior written consent of MWV if such amendments or modifications would reasonably be expected to reduce the amount of the Spinco Financing below the cash portion of the Special Distribution. The Merger Agreement also provides that if any portion of the Spinco Financing becomes unavailable on the terms and conditions contemplated in the Spinco Commitment Letter and the related engagement and fee letters, ACCO and Spinco will use their reasonable best efforts to arrange alternative debt financing for the same purposes as the purposes of the Spinco Financing in an amount not less than the cash portion of the Special Distribution. In addition, ACCO will be responsible for all out-of-pocket, third party fees and expenses related to the Spinco Financing.

MWV Financing

In addition to the cash distributed in the Special Distribution, the Special Distribution will also consist of debt instruments of Spinco, having a principal amount equal to (a) $460.0 million less (b) the amount of cash distributed in the Special Distribution. Simultaneously with the execution of the Merger Agreement, MWV entered into the MWV Commitment Letter providing for senior unsecured bridge loans in an amount equal to $460.0 million less the cash portion of the Special Distribution. The debt obligations of MWV borrowed pursuant to the MWV Commitment Letter are referred to as the “MWV Debt.” The MWV Debt will mature 180 days after its issuance. The parties to the Merger Agreement anticipate that the MWV Debt will be issued to MWV at least five days prior to the date of the special meeting.

MWV anticipates that it will exchange the Spinco debt instruments in the form of Spinco Securities in full satisfaction of the MWV Debt that will be issued by MWV prior to the special meeting. In the event certain conditions are satisfied (including consummation of the Separation and the Merger in accordance with the Merger Agreement and the Separation Agreement) and the MWV Debt has not been repaid in full prior to the date the Merger closes because Spinco has not issued the Spinco Securities to MWV, the MWV Debt will automatically be repaid on the date the Merger closes with the Exchange Loans in full satisfaction of such MWV Debt. The MWV Commitment Letter provides that at any time after the first anniversary of the date the Exchange Loans are first exchanged for MWV Debt, the Exchange Loans may be exchanged in whole or in part, at the option of the lender, for the Exchange Notes having an equal principal amount. See “Debt Financing—MWV Bridge Facility.”

Pursuant to the Merger Agreement, each of the parties to the Merger Agreement agrees to use its reasonable best efforts to cause the Debt Exchange to be consummated with the holders of the MWV Debt. Consummation of the Debt Exchange in full satisfaction of MWV Debt in an amount equal to $460.0 million less the amount of cash distributed in the Special Distribution is a condition to the consummation of the Merger. See “—Conditions to the Merger.”
The Merger Agreement provides that MWV may not agree to amend or modify the MWV Commitment Letter without the prior written consent of ACCO if such amendments or modifications would reasonably be expected to reduce the amount of the MWV Financing below $460.0 million less the amount of cash distributed in the Special Distribution. The Merger Agreement also provides that if any portion of the MWV Financing becomes unavailable on the terms and conditions contemplated in the MWV Commitment Letter, ACCO and MWV will use their reasonable best efforts to arrange alternative debt financing for the same purposes as the purposes of the MWV Financing in an amount not less than $460.0 million less the amount of cash distributed in the Special Distribution. In addition, ACCO will be responsible for all out-of-pocket, third party fees and expenses related to the MWV Financing.

ACCO Financing

Simultaneously with the execution of the Merger Agreement, ACCO entered into the ACCO Commitment Letter for a new asset-based revolving credit facility and term loans. The proceeds of the term loans will be used to repay ACCO’s 10.625% Senior Secured Notes due 2015, and to pay fees and expenses incurred in connection with the Transactions. The proceeds of the revolving credit facility will be used to provide for the ongoing working capital requirements of ACCO and certain of its U.S. and foreign subsidiaries following the Merger and for general corporate purposes. See “Debt Financing—ACCO Term Facility and ABL Facility.”

Marketing Period

ACCO is entitled to a marketing period prior to closing to provide it a reasonable and appropriate period of time during which it can market and place the Spinco Securities contemplated by the Merger Agreement.

For the purposes of the Merger Agreement, “marketing period” means the first period of 20 consecutive business days commencing after the date of the Merger Agreement and throughout which:

•

ACCO shall have received from Spinco all of the “required financial information” (consisting of certain financial information of Spinco required to be provided by Spinco under the Merger Agreement) and during which period such information shall remain compliant in all material respects at all times with the applicable provisions of Regulations S-X and S-K under the Securities Act; and

•

the mutual conditions to each party’s obligation to effect the Merger shall have been satisfied or waived, and nothing has occurred and no condition exists that would cause any of the conditions to MWV’s and Spinco’s obligation to effect the Merger (other than the condition relating to the Debt Exchange) to fail to be satisfied.

The marketing period will not include any date from and including November 21, 2011 through and including November 28, 2011 and from and including December 19, 2011 through and including January 3, 2012. In addition, in any event, the marketing period will not be deemed to have commenced if prior to the completion of the marketing period:

•

Spinco’s auditors have withdrawn their audit opinion contained in the required financial information, in which case the marketing period shall not be deemed to commence unless and until a new unqualified audit opinion is issued with respect thereto by Spinco’s auditors or another independent public accounting firm reasonably acceptable to ACCO;

•

the financial statements included in the required financial information that is available to ACCO on the first day of the marketing period would not be sufficiently current on any day during such period to satisfy the requirements of Rule 3-12 of Regulation S-X under the Securities Act to permit a registration statement using such financial statements to be declared effective by the SEC on the last day of such period in which case the marketing period shall not be deemed to commence until the receipt by ACCO of updated required financial information that would be required under Rule 3-12 of Regulation S-X under the Securities Act to permit a registration statement using such financial statements to be declared effective by the SEC on the last day of such new 20 consecutive business day period; or

•

MWV or Spinco issues a public statement indicating its intent to restate any historical financial statements of Spinco or that any such restatement is under consideration or may be a possibility in which case the marketing period shall not be deemed to commence unless and until such restatement has been completed and the relevant SEC reports have been amended or MWV has announced that it has concluded that no restatement shall be required in accordance with GAAP.

The marketing period shall end on any earlier date that is the date on which the Spinco Financing is funded.

The ACCO Commitment Letter, Spinco Commitment Letter and MWV Commitment Letter each provide for marketing periods, which will not include any date from and including November 21, 2011 through and including November 28, 2011, from and including December 19, 2011 through and including January 3, 2012 and from and including August 20, 2012 through and including August 30, 2012.

Covenant Not to Compete

MWV has agreed that, for three years from the date of the effective time of the Merger, it and its subsidiaries will not engage in any of the businesses in which the MEAD C&OP Business is engaged in prior to effective time of the Merger, which we refer to as the Restricted Business, anywhere throughout the world without the prior written consent of ACCO. Notwithstanding the foregoing:

•	none of MWV and its subsidiaries will be prohibited from owning 5% or less of any class of capital stock or other equity interest of any person engaged in the Restricted Business;

•

in the event that MWV completes a business combination transaction with a person that engages in the Restricted Business, which transaction results in the holders of the voting securities of MWV outstanding immediately prior to the consummation of such transaction owning less than 50% of the voting power of the voting securities of MWV or the surviving entity in the transaction or any parent of such entity outstanding immediately after the consummation of such transaction, the acquiror or any of its subsidiaries or affiliates (but not MWV or any of its subsidiaries) may engage in any Restricted Business;

•

MWV may sell packaging, whether primary or secondary, pumps, sprays, triggers labels, board and other product or packaging materials to any person, including those that conduct the Restricted Business;

•

MWV may acquire interests in or securities of any person as an investment by their pension funds or funds of any other benefit plan of MWV whether or not such person is engaged in any Restricted Business;

•

MWV may acquire interests in or securities of any person that derived 20% or less of its total revenues in its most recent year from activities that constitute Restricted Businesses; provided that such person may not use the Mead name in connection with the activities that constitute Restricted Businesses; and

•	MWV may perform their obligations under the Merger Agreement and the Transaction Agreements.

Non-Solicitation of Employees

MWV has agreed that, for one year following the date of closing of the Merger, it will not, without the prior written consent of ACCO, solicit to hire, hire, or enter into a consulting agreement with, any ACCO or Spinco employee who has a title of vice president or higher (unless such person ceased to be an ACCO or Spinco employee prior to such action by MWV or any of its subsidiaries). The restrictions in the preceding sentence shall not apply to general solicitations (such as advertisements) for employment placed by MWV or any MWV subsidiary and not specifically targeted at ACCO employees or Spinco employees. In addition, MWV is expressly not restricted from responding to or hiring any employee of ACCO or its subsidiaries who contacts MWV or any MWV subsidiary without any prior solicitation (other than as under the general solicitation exception described above).

Certain Other Covenants and Agreements

The Merger Agreement contains certain other covenants and agreements, including covenants (with certain exceptions specified in the Merger Agreement) relating to:

•	post-closing arrangements between MWV and ACCO providing for the transfer of certain assets and liabilities located in Hong Kong to ACCO or an ACCO subsidiary;

•	financial statements for the MEAD C&OP Business that MWV will provide on a quarterly basis between the signing of the Merger Agreement and the closing;

•	actions to be taken by the independent auditors of ACCO and MWV;

•	guarantee agreements to be entered into by ACCO to the extent required to obtain a release of a guarantee of MWV or any of its subsidiaries as contemplated by the Separation Agreement;

•

Spinco authorizing the issuance of a number of shares of Spinco common stock such that at the total number of shares of Spinco common stock outstanding immediately prior to the effective time of the Merger will equal the total number of shares of MWV common stock outstanding;

•	the necessary actions to ensure that the Transactions will not constitute a “change of control,” “change in control” or any similar term, as defined in any ACCO benefit plan;

•	any “fair price,” “moratorium,” “control share acquisition” or other form of antitakeover statute or regulation;

•	the prohibition against exercising any options to purchase ACCO stock three (3) business days prior to the effective date of the Merger;

•	Spinco’s interests in real property;

•	any press release or public announcement relating to the Transactions;

•

the defense of litigation in which none of MWV, Spinco or ACCO will settle any action, suit or proceeding or fail to perfect on a timely basis any right to appeal any judgment rendered or order entered against such party without having previously consulted with the other parties;

•

the advice to other parties that the representations and warranties in the Merger Agreement have become untrue or inaccurate or the failure by a party to the Merger Agreement to comply with or satisfy in any material respect any covenant, condition or agreement that could be complied with or satisfied by it at such time under the Merger Agreement that no such notification will affect the representations, warranties, covenants or agreements of the parties or the conditions to the obligation of the parties under the Merger Agreement; and

•

steps required to be taken to cause any disposition of Spinco common stock or acquisitions of ACCO common stock resulting from the Transactions by each individual who is subject to the reporting requirements of Section 16(a) of the Exchange Act with respect to ACCO or Spinco to be exempt under Rule 16b-3 promulgated under the Exchange Act.

Conditions to the Merger

The obligations of ACCO, MWV and Spinco to consummate the Merger are subject to the satisfaction of the following conditions:

•	the consummation of the Separation and the Distribution in accordance with (1) the Separation Agreement; (2) the Private Letter Ruling; and (3) the Distribution Tax Opinion;

•	the expiration or termination of any applicable waiting period under the HSR Act;

•	the receipt of certain approvals or notices under the Competition Act (Canada) and, to the extent required, the Investment Canada Act (Canada);

•	the effectiveness of the registration statement of which this proxy statement/prospectus-information statement is a part and the absence of any stop order or proceedings seeking a stop order;

•

the effectiveness of the registration statement on Form 10 to be filed by MWV, to the extent required, with respect to the issuance of shares of Spinco common stock pursuant to the Distribution and the absence of any stop order or proceedings seeking a stop order;

•

the receipt of all necessary permits and authorizations under state securities or “blue sky” laws, the Securities Act and the Exchange Act relating to the issuance and trading of shares of ACCO common stock to be issued pursuant to the Merger, and the effectiveness of such permits and authorizations;

•	the approval for listing on the NYSE of the shares of ACCO common stock and such other shares required to be reserved for issuance pursuant to the Merger;

•	the approval by ACCO stockholders of the Share Issuance; and

•	the absence of court orders or orders of other governmental authorities prohibiting the Separation, the Distribution or the Merger.

We refer to the conditions listed above as the Joint Conditions to the Merger.

MWV’s and Spinco’s obligation to effect the Merger is subject to the satisfaction or, to the extent permitted by law, waiver of the following conditions:

•	the performance or compliance in all material respects by ACCO of all obligations and covenants required to be performed or complied with by it prior to the effective time of the Merger;

•	the truth and correctness of ACCO’s representations and warranties, subject to specified materiality thresholds, as of the closing date of the Merger;

•

the receipt by MWV of a certificate, dated as of the effective time of the Merger, of a senior officer of ACCO certifying the satisfaction by ACCO of the conditions described in the preceding two bullet points;

•	the receipt by MWV and Spinco of a Merger Tax Opinion from MWV’s tax counsel, dated as of the closing date of the Transactions;

•	the receipt by MWV and Spinco of the Private Letter Ruling, in form and substance reasonably satisfactory to MWV, Spinco and ACCO, which ruling is still valid and in full force and effect; and

•	the consummation of the Debt Exchange in full satisfaction of debt obligations of MWV in an amount equal to $460.0 million less the amount of cash distributed in the Special Distribution.

We refer to the conditions listed above as the Additional Conditions to the Merger for MWV’s Benefit.

ACCO’s and Merger Sub’s obligation to effect the Merger is subject to the satisfaction or, to the extent permitted by law, waiver of the following conditions:

•	the performance or compliance in all material respects by MWV and Spinco of all obligations and covenants required to be performed or complied with by them prior to the effective time of the Merger;

•	the truth and correctness of MWV’s representations and warranties, subject to specified materiality thresholds, as of the closing date of the Transactions;

•

the receipt by ACCO of a certificate, dated as of the effective time of the Merger, of a senior officer of each of MWV and Spinco certifying the satisfaction by MWV and Spinco of the conditions described in the preceding two bullet points;

•	the receipt by ACCO of a Merger Tax Opinion from ACCO’s tax counsel, dated as of the closing date of the Transactions; and

•

the entry by Spinco and MWV (or a subsidiary of Spinco and MWV) into the applicable Transaction Agreements, and to the extent applicable, performance in all material respects by Spinco and MWV of the applicable Transaction Agreements.

We refer to the conditions listed above as the Additional Conditions to the Merger for ACCO’s Benefit.

Termination

The Merger Agreement may be terminated at any time prior to the completion of the Merger by the mutual written consent of MWV and ACCO. Also, subject to specified qualifications and exceptions, either MWV or ACCO may terminate the Merger Agreement at any time prior to the completion of the Merger if:

the Merger has not been consummated by August 31, 2012;

•

any governmental entity has issued an order, decree or ruling or taken any other action permanently restraining, enjoining, or otherwise prohibiting the Transactions, and the order, decree, ruling or other action have become final and nonappealable; or

•	ACCO’s stockholders failed to approve the Share Issuance at the ACCO special meeting (including any adjournment, continuation or postponement of the ACCO special meeting).

In addition, subject to specified qualifications and exceptions, MWV may terminate the Merger Agreement if:

•

ACCO has breached or failed to perform in any material respect any of its representations, warranties, covenants or other agreements contained in the Merger Agreement, which breach or failure to perform (1) would result in a failure of a Joint Condition or an Additional Condition to the Merger for MWV’s Benefit and (2) cannot be cured by August 31, 2012; or

•

the ACCO Board of Directors has withheld, withdrawn, amended, changed, qualified or modified in a manner adverse to MWV (or has publicly proposed to take such actions) its recommendation that ACCO stockholder vote in favor of the Share Issuance.

In addition, subject to specified qualifications and exceptions, ACCO may terminate the Merger Agreement if either MWV or Spinco has breached or failed to perform in any material respect any of its representations, warranties, covenants or other agreements contained in the Merger Agreement, which breach or failure to perform (1) would result in a failure of a Joint Condition or an Additional Condition to the Merger for ACCO’s Benefit and (2) the failure cannot be cured by August 31, 2012.

In the event of termination of the Merger Agreement, the Merger Agreement will terminate without any liability on the part of any party except as described below under “—Termination Fee Payable in Certain Circumstances,” provided that nothing in the Merger Agreement will relieve any party of liability for fraud or willful breach of the Merger Agreement or the Separation Agreement prior to termination.

Termination Fee Payable in Certain Circumstances

The Merger Agreement provides that, upon termination of the Merger Agreement under specified circumstances, certain termination fees may be payable. The circumstances under which termination fees may be payable include:

•	in the event (1) an acquisition proposal with respect to ACCO is publicly made and not withdrawn prior to specified events, (2) the Merger Agreement is terminated under any of the following circumstances: (a) after a failure to obtain the approval by ACCO stockholders of the Share Issuance (and such acquisition proposal has not been withdrawn), (b) the Merger has not been consummated on or before August 31, 2012 (and such acquisition proposal has not been withdrawn), or (c) due to a breach or failure to perform by ACCO in any material respect any of its representations, warranties, covenants or other agreements contained in the Merger Agreement (and such acquisition proposal has not been withdrawn), and (3) an alternative transaction with respect to ACCO is entered into within twelve months of termination of the Merger Agreement, ACCO must pay MWV a termination fee of $15.0 million;

•

in the event the Merger Agreement is terminated following a change in recommendation by the ACCO Board of Directors that the stockholders of ACCO vote in favor of the Share Issuance, ACCO must pay MWV a termination fee of $15.0 million;

•

in the event that the Merger Agreement is terminated after a failure to obtain the approval by ACCO stockholders of the Share Issuance, ACCO must reimburse MWV and Spinco for their expenses in connection with the Transactions not to exceed $5.0 million;

•

in the event that the Merger Agreement is terminated because the Merger has not been consummated on or before August 31, 2012 and at the time of such termination MWV and Spinco have not obtained the Private Letter Ruling, in form and substance reasonably satisfactory to MWV, Spinco and ACCO, or such ruling, if received, is no longer valid and in full force and effect, and all other conditions to the closing set forth in the Merger Agreement have been satisfied, or to the extent permitted by applicable law, waived, MWV must pay ACCO a termination fee of $7.5 million; and

•

in the event that the Merger Agreement is terminated because the Merger has not been consummated on or before August 31, 2012 and at the time of such termination the Debt Exchange has not been consummated and all other conditions to closing set forth in the Merger Agreement have been satisfied, or to the extent permitted by applicable law, waived, MWV must pay ACCO a termination fee of $20.0 million.

Expenses

The Merger Agreement provides that each party will pay its own fees and expenses in connection with the Merger Agreement, the Merger and the other Transactions, except expenses that are to be shared equally by MWV and ACCO, which include:

•

expenses incurred in connection with the filing, printing and mailing of a registration statement to effect registration of the shares of Spinco common stock to be issued in connection with the Distribution and the registration statement of which this proxy statement/prospectus-information statement is a part;

•	filing fees paid pursuant to the HSR Act and appropriate filings, if required, with foreign regulatory authorities;

•

in the event the Merger is not consummated, expenses relating to preparing to migrate services from MWV’s infrastructure to Spinco’s infrastructure that would have been payable to MWV pursuant to the Transition Services Agreement had the Merger been consummated; and

•

any fees and expenses incurred in connection with seeking third-party consents (subject to certain exceptions as contemplated by the Transition Services Agreement) or in connection with Spinco’s workers’ compensation administration claims.

Specific Performance

In the event of any actual or threatened default in, or breach of, any of the terms, conditions and provisions of the Merger Agreement or any of the other Transaction Agreements, the party who is, or is to be, aggrieved will have the right to specific performance and injunctive or other equitable relief in respect of its rights under the Merger Agreement or the other Transaction Agreements, in addition to any and all other rights and remedies at law or in equity.

Amendments

The Merger Agreement may be amended by the parties to the Merger Agreement but, no amendment which by law or under the rules of any relevant stock exchange or automated inter-dealer quotation system requires further stockholder approval may be made to the Merger Agreement without obtaining that further approval. All amendments to the Merger Agreement must be in writing and signed by each party.

The Separation Agreement

The following is a summary of the material provisions of the Separation Agreement. This summary is qualified in its entirety by the Separation Agreement, which is attached hereto as Annex B and is incorporated by reference herein. Stockholders of ACCO and MWV are urged to read the Separation Agreement in its entirety. The Separation Agreement has been included to provide ACCO stockholders and MWV stockholders with information regarding its terms. The rights and obligations of the parties are governed by the express terms and conditions of the Separation Agreement and not by this summary or any other information included in this proxy statement/prospectus-information statement. It is not intended to provide any other factual information about ACCO, Merger Sub, MWV or Spinco. Information about ACCO, Merger Sub, MWV and Spinco can be found elsewhere in this proxy statement/prospectus-information statement.

Descriptions regarding the assets and liabilities conveyed to Spinco and retained by MWV contained in the Separation Agreement are qualified by certain information that has been exchanged between MWV and Spinco and that is not reflected in the Separation Agreement. Accordingly, ACCO stockholders and MWV stockholders should not rely on the general descriptions of assets and liabilities in the Separation Agreement, as they have been modified in important ways by the information exchanged between MWV and Spinco. ACCO does not believe that securities laws require ACCO to disclose publicly any information related to the Separation Agreement other than information that has already been so disclosed.

Overview

The Separation Agreement provides for the Separation of the MEAD C&OP Business from MWV. Among other things, the Separation Agreement specifies the assets of MWV and certain of its subsidiaries related to the MEAD C&OP Business to be transferred to, and liabilities of MWV and certain of its subsidiaries related to the MEAD C&OP Business to be assumed by, Spinco and its subsidiaries, and sets forth when and how these transfers and assumptions will occur. The Separation Agreement also includes procedures by which MWV and Spinco will become separate and independent companies. The matters addressed by the Separation Agreement include, without limitation, the matters described below.

In consideration for the conveyance by MWV of the specified assets and liabilities relating to the MEAD C&OP Business, Spinco will:

•	issue to MWV shares of Spinco common stock; and

•

make a Special Distribution to MWV consisting of (1) $190.0 million in cash (which amount may be increased by MWV) and (2) debt instruments of Spinco in an amount that would satisfy in full debt of MWV having a principal amount equal to (a) $460.0 million less (b) the amount of cash distributed in the Special Distribution.

Issuance of Spinco Common Stock to MWV Stockholders

In consideration for the conveyance by MWV of the specified assets and liabilities relating to the MEAD C&OP Business, (1) the Spinco Board of Directors and MWV, as Spinco’s sole shareholder, will adopt an amendment to Spinco’s certificate of incorporation to increase the authorized shares of Spinco common stock, and Spinco will issue to MWV a number of shares of Spinco common stock, which together with the shares of Spinco common stock already owned by MWV, will constitute all of the issued and outstanding shares of Spinco common stock outstanding at the effective time of the Separation, and (2) the Spinco Board of Directors will establish a record date preceding the Distribution and authorize Spinco to distribute to MWV, the Special Distribution, which will be payable no later than immediately prior to the Distribution.

Transfer of the MEAD C&OP Business and Assumption of Liabilities

Subject to the terms and conditions contained in the Separation Agreement:

•

MWV or a subsidiary of MWV will transfer to Spinco or a subsidiary of Spinco certain assets associated with the MEAD C&OP Business, and Spinco or a subsidiary of Spinco will assume certain liabilities related to the MEAD C&OP Business;

•

MWV will cause Spinco (or any relevant subsidiaries of Spinco or MWV at such time) to transfer certain assets to MWV or one of MWV’s subsidiaries which the parties have agreed are being excluded from the transfer of the MEAD C&OP Business to Spinco as part of the Separation, and MWV or one of its subsidiaries will assume certain liabilities which the parties have agreed are being excluded from the transfer of the MEAD C&OP Business to Spinco as part of the Separation; and

•	following the Distribution, the parties will transfer any misallocated assets or liabilities to such other party as such party would have been entitled to under the Separation Agreement.

The assets to be transferred or assigned to Spinco or one of its subsidiaries include the following, to the extent they are owned by MWV or its subsidiaries at the effective time of the Separation:

•

all tangible personal property, real property interests, governmental approvals and pending applications therefor, books and records, contracts, inventory, work-in-process, goods in transit, and finished goods and products that are, in each case, used or held for use primarily in the MEAD C&OP Business;

•	all equity interests of certain specified subsidiaries of MWV;

•

all intellectual property that is used or held for use primarily in the MEAD C&OP Business, including the trademark Mead® and those listed on specified schedules (however, MWV will have the right to continue to use the Mead name as part of its corporate name or as a matter of historical reference);

•

all rights in all telephone numbers and post office boxes used or held primarily for use in the MEAD C&OP Business, all websites maintained primarily for the MEAD C&OP Business and the content, information and databases contained therein (except for specifically enumerated excluded assets) and all uniform product codes used or held for use primarily in the MEAD C&OP Business;

•	all cash and cash equivalents in Spinco bank accounts not withdrawn prior to the effective time of the Separation;

•	all trade accounts and notes receivable and other amounts receivable arising from the sale or other disposition of goods, or the performance of services, by the MEAD C&OP Business;

•	all prepaid expenses, prepaid property taxes, security deposits, credits, deferred charges, advanced payments that are, in each case, related primarily to the MEAD C&OP Business;

•	all rights with respect to third party warranties and guaranties that are, in each case, related primarily to the MEAD C&OP Business;

•	all rights to causes of action, lawsuits, judgments, claims and demands that are, in each case, related primarily to the MEAD C&OP Business, including items listed on specified schedules; and

•	any other assets (other than specifically enumerated excluded assets) owned that are used or held for use primarily in, or related primarily to, the MEAD C&OP Business.

The Separation Agreement provides that the assets to be transferred or assigned to Spinco or one of its subsidiaries will not in any event include any of the following:

•	the assets listed on a specified schedule;

•

intellectual property in which MWV or any of its subsidiaries or the Spinco Group has any right, title or interest, other than intellectual property that is used or held for use primarily in the MEAD C&OP Business (other than certain trademark registrations and applications therefor listed on a specified schedule) and non-primary trademark registrations;

•	all cash and cash equivalents in Spinco bank accounts withdrawn prior to the effective time of the Separation;

•	except as otherwise provided in the Separation Agreement, all insurance policies, binders and claims and rights thereunder and all prepaid insurance premiums;

•	any contracts not primarily related to the MEAD C&OP Business (except for shared contracts (described below under “—Shared Contracts”));

•

all MWV benefit plans that will be assumed or retained by a member of the Spinco Group or any other compensation or benefit plans, agreements or arrangements of MWV or any of its subsidiaries (but excluding any member of the Spinco Group);

•	the assets of MWV or any of its subsidiaries to the extent relating to MWV’s or any of its subsidiaries’ business or operations in India or Hong Kong; and

•

all assets that are expressly contemplated by the Separation Agreement, the Employee Benefits Agreement, the Tax Matters Agreement, the Transition Services Agreement or an intellectual property cross-license agreement(s) to be entered into between MWV and Spinco at the effective time of the Separation to be retained by MWV or any of its subsidiaries.

The liabilities that are to be assumed by Spinco or one of its subsidiaries include the following:

•	all liabilities that are identified on a specified schedule;

•	all liabilities relating to, arising out of or resulting from any of the assets that are to be assigned or transferred to Spinco or one of its subsidiaries pursuant to the Separation Agreement;

•	all trade and other accounts payable related primarily to the MEAD C&OP Business;

•	all operating expenses and other current liabilities related to the MEAD C&OP Business;

•

all liabilities arising from commitments, quotations, proposals and bids to purchase or acquire raw materials or services related primarily to the MEAD C&OP Business or to make charitable contributions related primarily to the MEAD C&OP Business;

•	all liabilities arising from commitments, quotations, proposals and bids to sell products or provide services related primarily to the MEAD C&OP Business;

•	all liabilities with respect to any return, rebate, discount, credit, recall warranty, customer program, or similar liabilities relating primarily to products of the MEAD C&OP Business;

•

all liabilities for death, personal injury, and certain other types of injury or property damage relating to use of or exposure to any of the products designed, manufactured, serviced or sold by or on behalf of the MEAD C&OP Business;

•

all liabilities relating to or arising out of the MEAD C&OP Business or any assets that are to be assigned or transferred to Spinco to the extent that the same constitute, may constitute or are alleged to constitute a tort, breach of contract or violation of, or non-compliance with, any law or any approval from a governmental authority;

•

all liabilities for workers’ compensation claims for any person employed primarily in the MEAD C&OP Business as of the effective time of the Separation or any other person who is or was employed by the MEAD C&OP Business at any of the facilities of the MEAD C&OP Business; or at any of the facilities of the MEAD C&OP Business or any of its predecessors prior to the effective time of the Separation (other than certain employees of a business or product line of the MEAD C&OP Business sold by MWV prior to the effective time of the Separation) which we refer to as “Spinco workers’ compensation claims”;

•	all liabilities for any lawsuit or governmental proceeding related primarily to the MEAD C&OP Business;

•	all liabilities under the Spinco Financing and the definitive agreements with respect to the Spinco Commitment Letter;

•	all liabilities relating to or arising out of any environmental conditions arising out of operations or otherwise existing at any of the facilities of the MEAD C&OP Business;

•

all liabilities relating to or arising out of any litigation filed on or after the effective time of the Separation relating to exposure to asbestos or asbestos-containing materials at any of the facilities of the MEAD C&OP Business; and

•

all liabilities, whether arising before, on or after the effective time of the Separation to the extent that they arise from the operation of the MEAD C&OP Business at any time or any of the terminated or discontinued businesses of the MEAD C&OP Business.

The Separation Agreement provides that the liabilities that are to be assumed by Spinco or one of its subsidiaries will not in any event include any of the following:

•	any liabilities relating to any of the assets that will not be transferred or assigned to Spinco or one of its subsidiaries pursuant to the Separation Agreement;

•

(A) all liabilities relating to or arising out of any environmental conditions at any of the facilities owned, leased or operated prior to the effective time of the Separation by the MEAD C&OP Business (other than the facilities that are used or held for use primarily in the MEAD C&OP Business) or any violation of environmental law as a result of the operation of such facilities and (B) all liabilities relating to or arising out of any environmental conditions at any third-party site (excluding the facilities that are used or held for use primarily in the MEAD C&OP Business) arising from hazardous materials generated at any of the facilities owned, leased or operated prior to the effective time of the Separation by the MEAD C&OP Business (other than the facilities that are used or held for use primarily in the MEAD C&OP Business);

•

all liabilities relating to or arising out of any of the businesses or product lines of the MEAD C&OP Business sold by MWV or any of its subsidiaries (or any predecessor, but excluding any member of the Spinco Group) prior to the effective time of the Separation;

•

all liabilities relating to or arising out of any litigation filed prior to the effective time of the Separation relating to exposure to asbestos or asbestos-containing materials at any of the facilities that are used or held for use primarily in the MEAD C&OP Business; and

•

all liabilities that are expressly provided by the Separation Agreement, the Employee Benefits Agreement, the Tax Matters Agreement, the Transition Services Agreement or an intellectual property cross-license agreement(s) to be entered into between MWV and Spinco at the effective time of the Separation to be retained or assumed by MWV or any of its subsidiaries and all liabilities of MWV or any of its subsidiaries under any such agreement.

Transfer of the MEAD C&OP Business

The Separation Agreement requires MWV and Spinco to deliver certain documents to the other party to effect the transfer of the MEAD C&OP Business to Spinco.

On the effective date of the Separation, MWV or its subsidiaries are required to deliver the following documents to Spinco:

•	the Tax Matters Agreement, Transition Services Agreement, Employee Benefits Agreement and an intellectual property cross-license agreement(s);

•

all necessary transfer documents relating to the assets to be transferred or assigned to Spinco (or to be retained by MWV, as the case may be) and the liabilities to be assumed by Spinco (or to be retained by MWV, as the case may be); and

•

resignations of each of the individuals who serve as an officer or director of members of the Spinco Group as set forth on a specified schedule in their capacity as such and the resignations of any other persons that will be employees of any member of MWV or its subsidiaries after the effective time of the Separation and that are directors or officers of any member of MWV or its subsidiaries, to the extent requested by Spinco.

On the effective date of the Separation, Spinco is required to deliver the following documents to MWV:

•

in each case where any member of the Spinco Group is a party to the Tax Matters Agreement, Transition Services Agreement, Employee Benefits Agreement and/or an intellectual property cross-license agreement(s), the executed agreement;

•

all necessary transfer documents relating to the assets to be transferred or assigned to Spinco (or to be retained by MWV, as the case may be) and the liabilities to be assumed by Spinco (or to be retained by MWV, as the case may be); and

•

resignations of each of the individuals who serve as an officer or director of members of MWV or its subsidiaries as set forth on a specified schedule in their capacity as such and the resignations of any other persons that will be employees of any member of the Spinco Group after the effective time of the Separation and that are directors or officers of any member of MWV or its subsidiaries, to the extent requested by MWV.

Intercompany Arrangements and Guaranties

Except for certain agreements such as the Separation Agreement, the Merger Agreement and the ancillary agreements relating to the Transactions, all contracts between Spinco and its subsidiaries, on the one hand, and MWV and its subsidiaries, on the other hand, will be terminated. Spinco and MWV also will settle all intercompany accounts at the effective time of the Separation. It is anticipated that at or prior to the effective time of the Separation, all guaranties, securities, bonds, letters of credit or similar arrangements entered into or issued by MWV on behalf of the MEAD C&OP Business will be terminated or replaced, except for letters of credit or similar instruments with respect to certain specified real property leases.

Consents and Delayed Transfers

The Separation Agreement provides that MWV and Spinco will use their respective commercially reasonable efforts to obtain any required third-party consents or governmental approvals required in connection with the Separation or the Distribution; provided, that MWV will not be required to make any payments or offer or grant any accommodation (financial or otherwise) to any third party or governmental authority to obtain any such consent or governmental approval, except to the extent that Spinco or ACCO agrees to reimburse and make whole MWV for any such payments or accommodations made by MWV at Spinco’s request. The transfer of any specific asset to either Spinco or MWV in connection with the Separation will automatically be deferred until all legal impediments are removed and all necessary consents and governmental approvals have been obtained, subject to certain exceptions. The party retaining such asset will hold such asset for the benefit of the other (at such other party’s expense) until properly conveyed.

Shared Contracts

The Separation Agreement provides that MWV and Spinco will use their respective commercially reasonable efforts to separate contracts that are related primarily to the MEAD C&OP Business and are for the sole benefit of Spinco listed on a specified schedule (which we refer to as the “shared contracts”) into separate contracts effective as of the effective time of the Separation so that from and after the effective time of the Separation, Spinco will have the sole benefit and liabilities with respect to each shared contract to the extent related to the MEAD C&OP Business and MWV or its subsidiaries will have the sole benefit and liabilities with respect to each shared contract to the extent not related to the MEAD C&OP Business. The assets to be transferred or assigned to Spinco or one of its subsidiaries will not include shared contracts unrelated to the MEAD C&OP Business. To the extent any counterparty to any shared contract is entitled to consent to the separation of the shared contract, and has not provided its consent, MWV and Spinco will use their respective commercially reasonable efforts promptly to develop and implement arrangements to make the portion of the shared contract related to the MEAD C&OP Business available for use by (and for the benefit of) Spinco in accordance with the procedure described in “—Consents and Delayed Transfer” above. If and when any required consents are obtained, the shared contract will be separated as described above. The obligations of MWV and Spinco with respect to shared contracts terminate on the one-year anniversary of the effective time of the Separation.

Workers’ Compensation

The Separation Agreement provides that MWV and Spinco will use their respective commercially reasonable efforts to obtain the release of MWV and any of its subsidiaries, and any letter of credit, bond or other instrument or collateral provided by any of them to any governmental authority, with respect to the Spinco workers compensation claims in each jurisdiction in which MWV or any of its subsidiaries is self-insured with respect to such Spinco workers compensation claims. If Spinco fails to obtain any such release, then within six months after the effective time of the Separation, Spinco will either (i) use commercially reasonable efforts to effectuate a loss portfolio transfer with respect to the Spinco self-insured workers compensation liabilities or (ii) deliver to MWV a one-year irrevocable letter of credit naming MWV as the beneficiary and securing Spinco’s indemnification obligations under the Separation Agreement with respect to the Spinco self-insured workers compensation liabilities.

Until such time as MWV or its subsidiaries, and any letter of credit, bond or other instrument or collateral provided by any of MWV or its subsidiaries to any governmental authority, is released from all Spinco self-insured workers compensation liabilities as provided for above, the Separation Agreement provides that MWV must continue to comply with certain state reporting obligations under MWV’s respective self-insurance agreements, and Spinco will, upon request by MWV, provide certain data required for such state filings. Except as otherwise expressly provided in the Separation Agreement, after the effective time of the Separation, Spinco will be solely responsible for the administration and payment of all of the Spinco workers compensation claims (including, without limitation, the Spinco self-insured workers compensation liabilities).

The Separation Agreement provides that Spinco will reimburse MWV for any reasonable third party assessments, fees and out-of-pocket costs incurred by MWV or its subsidiaries in the ordinary course with respect to such self-insurance related to the Spinco self-insured workers compensation liabilities for which it retains state reporting obligations. Further, MWV and Spinco will cooperate to effect, as of immediately after the effective date of the Separation or as soon as possible thereafter, the transfer of the state reporting obligations from MWV or any of its subsidiaries to Spinco.

No Representations or Warranties

Under the Separation Agreement, other than as expressly provided therein, neither MWV nor any of its subsidiaries will make any representations or warranties, express or implied, as to the condition or the value of any asset or liability, the existence of any security interest of any asset, the absence of defenses from counterclaims, or any implied warranties of merchantability and fitness for a particular purpose. Under the Separation Agreement, the MEAD C&OP Business will take the assets and liabilities allocated to it “as is, where is,” and bear the economic risk relating to conveyance of, title to or the assumption of those assets and liabilities. None of the foregoing has any impact on the representations and warranties made by MWV and any of its subsidiaries in the Merger Agreement or any ancillary agreement. See “The Merger Agreement—Representations and Warranties” for a description of the representations and warranties related to the MEAD C&OP Business which are contained in the Merger Agreement.

Mutual Releases and Indemnification

Without limiting the parties’ rights and obligations under the Separation Agreement and the other Transaction Agreements, both MWV and Spinco will release each other and specified related parties from any and all liabilities existing or arising from any acts or events occurring (or failing to occur) at or before the effective time of the Separation or any conditions existing or alleged to have existed on or before the effective time of the Separation. The Separation Agreement, however, provides that neither MWV nor Spinco will be released from the following liabilities:

•	any liability provided in or resulting from any certain inter-company agreements that will not terminate as of the effective time of the Separation;

•

any liability assumed, transferred, assigned or allocated to MWV or any of its subsidiaries or any member of the Spinco Group in accordance with the Separation Agreement, the Employee Benefits Agreement, the Tax Matters Agreement, the Transition Services Agreement or an intellectual property cross-license agreement(s) to be entered into between MWV and Spinco at the effective time of the Separation;

•

any liability for the sale, lease, construction or receipt of goods, property or services purchased, obtained or used in the ordinary course of business by MWV or any of its subsidiaries, on the one hand, and any member of the Spinco Group, on the other hand, prior to the effective time of the Separation;

•

any liability for unpaid amounts for products or services or refunds owing on products or services due on a value-received basis for work done by MWV or any of its subsidiaries, on the one hand, and any member of the Spinco Group, on the other hand, at the request or on behalf of the other party; or

•	any liability that MWV or Spinco may have with respect to indemnification or contribution pursuant to the Separation Agreement for claims brought against the parties by third persons.

In addition, under the Separation Agreement, Spinco and each member of the Spinco Group will, in general, be jointly and severally liable to indemnify MWV and each of its subsidiaries against certain liabilities from losses relating to, arising out of or resulting from (whether prior to or following the effective time of the Separation):

•	the Spinco liabilities and liabilities of the Spinco Group, including the failure to discharge or comply with any such liabilities;

•	any breach by Spinco or any member of the Spinco Group of the Separation Agreement subsequent to the effective time of the Separation; and

•

any guarantee, indemnification obligation, surety bond or other credit support agreement, arrangement, commitment or understanding for the benefit of any member of the Spinco Group by MWV or any of its subsidiaries that survives following the effective time of the Separation.

Further, under the Separation Agreement, MWV and any of its subsidiaries will indemnify Spinco and any member of the Spinco Group against certain liabilities from claims relating to, arising out of or resulting from (whether prior to or following the effective time of the Separation):

•

certain specific excluded liabilities, not to be assumed by Spinco or any member of the Spinco Group, including the failure by MWV or any of its subsidiaries to discharge or comply with any such excluded liabilities;

•	any breach by MWV or any MWV subsidiary of the Separation Agreement subsequent to the effective time of the Separation; and

•

any guarantee, indemnification obligation, surety bond or other credit support agreement, arrangement, commitment or understanding for the benefit of MWV or any of its subsidiaries by Spinco or any member of the Spinco Group that survives following the effective time of the Separation.

Under the Separation Agreement, indemnification payments will be reduced by any insurance proceeds or other amounts actually recovered from unaffiliated third-parties by or on behalf of the indemnitee in respect of the related loss. The existence of a claim by an indemnitee for payment from an insurer or against a third party in respect of any indemnifiable loss will not, however, delay any payment pursuant to the indemnification provisions contained in the Separation Agreement and otherwise determined to be due and owing by the indemnifying party. Rather, the indemnifying party will make payment in full of the amount determined to be due and owing by it, and the indemnitee will assign to the indemnifying party its entire claim for insurance proceeds or against such third party.

In the absence of a final resolution to the contrary, any amount payable by Spinco to MWV under the Separation Agreement will be treated as occurring immediately prior to the Separation, as an inter-company distribution, and any amount payable by MWV to Spinco under this Agreement will be treated as occurring immediately prior to the Separation, as a contribution to capital. Notwithstanding the foregoing, any indemnification amounts will be decreased to take into account the present value of any tax benefit made allowable to the indemnitee (or an affiliate) arising from the incurrence or payment of the relevant indemnified item.

Post-Closing Working Capital Adjustment

The Separation Agreement provides for a working capital adjustment to the extent that the actual working capital of Spinco as of the Business Transfer Date is greater or less than its target working capital as of such date. If the actual working capital transferred to Spinco by MWV in the Separation exceeds the target working capital amount described in the Separation Agreement, then Spinco will pay to MWV the difference between the actual working capital amount and the target working capital amount. If the actual working capital amount transferred to Spinco by MWV in the Separation is less than the target working capital amount set forth in the Separation Agreement, then MWV will pay to Spinco the difference between the actual working capital amount and the target working capital amount. However, MWV may elect to satisfy payment of all or a portion of such difference by transferring to Spinco entities that holds cash in accordance with the terms of the Separation Agreement.

Covenants

The Separation Agreement addresses additional obligations of MWV and Spinco, relating to, among others, the exchange of information, ownership of information, record retention, compensation for providing information and production of witnesses, and includes covenants relating to MWV’s use of names retained by Spinco, and the removal of tangible assets transferred to Spinco and MWV from facilities transferred to Spinco or retained by MWV, as applicable. Certain obligations and covenants are described below.

Further Assurances. Prior to the effective time of the Separation, in the event MWV and/or Spinco identify any tangible asset that (i) is owned by MWV or its subsidiaries, (ii) is not included in the Spinco assets or will otherwise be made available to the MEAD C&OP Business pursuant to the Transition Services Agreement or any of the other Transaction Agreements, (iii) is not used primarily in, or held primarily for the benefit of, the MEAD C&OP Business and (iv) is necessary to manufacture products of the MEAD C&OP Business in a manner consistent with the manner in which they have manufactured as of the date hereof, the parties will reasonably cooperate and negotiate in good faith to identify a mutually acceptable, commercially reasonable arrangement pursuant to which such asset will be made available to the MEAD C&OP Business subsequent to the effective time of the Separation for a reasonable period of time.

Exchange of Information. Except as otherwise provided in the Transition Services Agreement, each party will provide access for a period of six years following the effective time of the Separation to certain shared information in its possession or control.

Use of the Mead Name by MWV or its Subsidiaries. For a period of two years after the Transactions, MWV may use the “Mead” name as a trade name or business name in connection with its business operations, excluding any business of the MEAD C&OP Business. MWV may not use the “Mead” name as a trademark for specific goods or services (except as a matter of historical reference). In addition, MWV may continue to use indefinitely the “MeadWestvaco” name as a trade name, business name or as a trademark.

Cross-License of Certain Intellectual Property. At the effective time of the Separation, MWV and Spinco will enter into an intellectual property cross-license agreement(s) pursuant to which each party will grant to the other perpetual, world-wide, royalty-free, irrevocable, fully-paid, non-exclusive licenses to specified intellectual property used in connection with the MEAD C&OP Business, and businesses conducted by MWV or its subsidiaries, respectively (except with respect to the Mead name, discussed above).

Insurance. From and after the effective date of the Separation, none of Spinco nor any other member of the Spinco Group will have any rights with respect to any insurance policies of MWV and its subsidiaries in effect at the effective time of the Separation, except that MWV will, if requested by Spinco, use commercially reasonable efforts (1) to assert, on behalf of Spinco, claims for any loss, liability or damage with respect solely to the Spinco assets or liabilities under “occurrence basis” insurance policies arising out of insured incidents occurring before the effective time of the Separation, and (2) to continue to prosecute, on behalf of Spinco, claims with respect solely to Spinco assets or liabilities properly asserted with an insurer prior to the effective date of the Separation under “claims made” insurance policies arising out of insured incidents occurring before the effective time of the Separation.

Conditions to the Separation and Distribution

The completion of the Separation and Distribution is conditional upon the fulfillment (or waiver by MWV, which is subject to the consent of ACCO) at or prior to the date of the Separation and Distribution of the following conditions:

•

each of the parties to the Merger Agreement has irrevocably confirmed to the others that the conditions to the Merger (other than the consummation of the Separation and the Distribution) have been fulfilled, will be fulfilled at the effective time of the Merger, or are being waived by such party, as the case may be;

•	MWV shall have received the Private Letter Ruling and the Distribution Tax Opinion; and

•

MWV and ACCO have received all necessary permits and authorizations under state securities or “blue sky” laws, the Securities Act and the Exchange Act in connection with the Distribution and these permits and authorizations are in effect.

In addition, each of MWV’s and Spinco’s obligations to effect the Distribution is subject to the satisfaction or, to the extent permitted by law, waiver of the following additional conditions:

•

MWV and Spinco have prepared and mailed to the holders of record of MWV common stock an information statement concerning Spinco, its business, operations and management, the Distribution and such other matters as MWV determines (after consultation with ACCO) is desirable and otherwise required by law; and

•	Spinco has issued to MWV additional shares of Spinco common stock as consideration for the conveyance by MWV to Spinco of specified assets and liabilities that are used in the MEAD C&OP Business; and

•	MWV has received the Special Distribution.

Termination

Prior to the closing of the Merger, the Separation Agreement will terminate without further action at any time before the effective time of the Merger upon the termination of the Merger Agreement. In the event of such a termination, neither party will have any further liability to the other party except as provided in the Merger Agreement.

Parties in Interest

The Separation Agreement provides that ACCO is a third party beneficiary and that the Separation Agreement may not be amended, and rights under the Separation Agreement may not be waived, without the written consent of ACCO.

DEBT FINANCING

ACCO Term Facility and ABL Facility

Pursuant to a commitment letter (the “ACCO Commitment Letter”) dated as of November 17, 2011 and amended and restated on December 13, 2011, Barclays Capital, Bank of America, N.A., Merrill Lynch, Pierce, Fenner & Smith Incorporated and Bank of Montreal (collectively, the “Commitment Parties”) agreed to provide to ACCO (i) up to $480 million in aggregate principal amount of senior secured term loans (the “ACCO Term Facility”) to finance the repayment of its 10.625% Senior Secured Notes due 2015, and to pay fees and expenses incurred in connection with the Transactions and (ii) up to $175 million under a senior secured, multicurrency asset-based revolving credit facility (the “ABL Facility”) to provide for the ongoing working capital requirements of ACCO and certain of its U.S. and foreign subsidiaries following the Merger and for general corporate purposes. At ACCO’s option, a portion of the ABL Facility not to exceed $20 million may be made available as swing line loans, subject to availability. The ABL Facility will also have a $50 million sub-limit for the issuance of letters of credit. As an alternative to entering into the ABL Facility, ACCO may enter into an amendment to its existing ABL Credit Facility, dated as of September 30, 2009 and amended May 27, 2011 (the “Existing ABL Facility”). The ACCO Term Facility is available in a single draw on the closing date of the Merger and will mature on the earlier of (i) the seventh anniversary of the closing date and (ii) 91 days prior to the maturity of ACCO’s existing 7.625% senior subordinated notes due 2015 (the “Senior Subordinated Notes”) unless, at least 91 days prior to the maturity date of the Senior Subordinated Notes, such notes are refinanced with notes having a maturity date at least six months after the seventh anniversary of the closing date (the earlier of (i) and (ii) being the “Term Loan Maturity Date”), subject to the scheduled amortization described below. Borrowings under the ABL Facility will be available on a revolving basis during the period beginning on the closing date and are due on the earlier of (i) the fifth anniversary of the closing date and (ii) 91 days prior to the maturity of the Senior Subordinated Notes unless, at least 91 days prior to the maturity date of the Senior Subordinated Notes, such notes are refinanced with notes having a maturity date at least six months after the fifth anniversary of the Closing Date. The commitments contemplated thereby are in effect until the earlier of (i) the consummation of the Merger and (ii) June 30, 2012 (provided that if the Merger has not been consummated before June 30, 2012, then such commitments will be extended to August 31, 2012). Availability of credit under the ABL Facility is subject to a borrowing base based on eligible inventory and eligible accounts (subject, in each case, to reserves) and agreed-upon currency sub-limits. The commitment of the Commitment Parties is subject to customary conditions, including, among others, the absence of any material adverse effect on the MEAD C&OP Business since December 31, 2010. ACCO has agreed to pay fees to the Commitment Parties in connection with the ACCO Term Facility and the ABL Facility and has agreed to indemnify the Commitment Parties against certain liabilities. Certain of the terms of the ACCO Term Facility and the ABL Facility are subject to market flex provisions.

ACCO expects to refinance its outstanding 10.625% Senior Secured Notes due 2015 and fund the cash portion of the Special Distribution with an alternate combined company financing structure which ACCO expects, based upon current lending market interest rates and conditions, would result in a lower interest expense than the structure discussed above. At this time, the terms of the combined company financing structure are under negotiation. No definitive commitments have been obtained and no assurance can be made that any such alternate financing structure will be consummated.

The following is a summary of certain proposed terms of the ACCO Term Facility and the ABL Facility.

Incremental Facilities

ACCO Term Facility. ACCO may, subject to certain customary conditions on one or more occasions increase the amount of the ACCO Term Facility by incurring incremental term loan facilities in an amount not to exceed $200 million in the aggregate. Each lender will have discretion to determine whether it will participate in any such incremental facility.

ABL Facility. ACCO may, subject to certain customary conditions, on one or more occasions increase the commitments under the ABL Facility in an aggregate amount not to exceed $50 million to a total of $225 million on terms and conditions consistent with the documentation for the Existing ABL Facility, with modifications necessary to reflect the terms set forth in the Commitment Letter and such other modifications as shall be appropriate to take into account the current market conditions affecting the asset-based loan market and certain other factors (the “Documentation Principles”).

Guarantors

ACCO Term Facility. All existing and subsequently acquired or organized domestic subsidiaries of ACCO and, after consummation of the Merger, Spinco and its subsidiaries that are guarantors of the Spinco Term Facility (defined below), will guarantee all obligations under the ACCO Term Facility and under certain designated hedging and cash management arrangements.

ABL Facility. The guarantors of the obligations under the ABL Facility and under certain designated hedging and cash management arrangements will be determined in a manner consistent with the Documentation Principles.

Security

ACCO Term Facility. The obligations under the ACCO Term Facility and certain designated hedging and cash management arrangements will be secured by, subject to certain exceptions: (i) a first-priority security interest in all of the assets of ACCO and each guarantor (other than ABL Priority Collateral (defined below)), including (A) machinery, equipment, furniture, fixtures, vehicles, fee interests in real property in excess of an amount to be agreed, intellectual property, general intangibles (except those relating to ABL Priority Collateral (as defined below)) and documents relating to any of the foregoing; (B) the instruments and other rights to payment (including accounts receivable) solely to the extent relating to the sale or other disposition of such collateral and any deposit account or securities account that contain only proceeds of the sale of any such collateral; and (C) all equity interests held by ACCO or any guarantor (limited, in the case of foreign subsidiaries, to 100% of the non-voting equity interests (if any) and 66% of the voting equity interests of first-tier foreign subsidiaries) (collectively, the “Term Loan Priority Collateral”) and (ii) a second-priority security interest in the ABL Priority Collateral (defined below).

ABL Facility. The obligations under the ABL Facility and certain designated hedging and cash management arrangements will be secured by, subject to certain exceptions: (i) a first-priority security interest in (A) all accounts receivable and other rights to payment (in each case, other than to the extent relating to the sale or other disposition of Term Loan Priority Collateral); (B) inventory and documents related to inventory; (C) instruments (except to the extent relating to the sale or other disposition of Term Loan Priority Collateral); (D) general intangibles (other than intellectual property) relating to accounts receivable and inventory; (E) deposit accounts, security accounts, cash and cash equivalents (other than cash and cash equivalents held in any deposit account or securities account that contain only proceeds of the sale of any Term Loan Priority Collateral); (F) guarantees, letters of credit rights, security, insurance, supporting obligations and other credit enhancements and books and records related to any of the foregoing; and (G) books and records relating to any of the foregoing (collectively, the “ABL Priority Collateral”) and (ii) a second-priority security interest in the Term Loan Priority Collateral.

Interest Rates

ACCO Term Facility. Amounts outstanding under the ACCO Term Facility will bear interest, at ACCO’s option, at a rate per annum equal to: (i) the Base Rate (defined below) plus 3.75% per annum; or (ii) the reserve adjusted Eurodollar Rate (defined below) plus 4.75% per annum. For purposes of the ACCO Term Facility, the “Base Rate” and “reserve adjusted Eurodollar Rate” have meanings customary and appropriate for financings similar to the ACCO Term Facility; provided that at no time will the Base Rate be deemed to be less than 2.25% per annum or the reserve adjusted Eurodollar Rate be deemed to be less than 1.25% per annum.

ABL Facility. Amounts outstanding under the ABL Facility will bear interest, at ACCO’s option, at a rate per annum equal to:

Initially, (i) in the case of loans under the ABL Facility maintained at (A) the Base Rate (defined below) or the Canadian Prime Rate (defined below), at such rate plus 1.00% and at (B) the Euro Rate (defined below) or the Bankers’ Acceptance Discount Rate, at such rate plus 2.00%; and (ii) in the case of swing line loans, at the Base Rate or the Canadian Prime Rate, as applicable, plus 1.00% and, beginning three months following the closing date, the interest rates under the ABL Facility will be the applicable rates per annum set forth in the table below based upon Historical Excess Availability (defined in a manner consistent with the Documentation Principles) set forth in the applicable borrowing base certificate for the immediately preceding fiscal quarter.

Historical Excess Availability	Applicable Margin
	Euro Rate or Bankers’ Acceptance discount rate +	Base Rate or Canadian Prime Rate +
≥66.7%	1.75%	0.75%
<66.7% and >33.3%	2.00%	1.00%
≤33.3%	2.25%	1.25%

If any borrowing base certificate is not delivered within the required time period as set forth in the documents governing the ABL Facility, then until the date that is one business day after the date on which such borrowing base certificate is delivered, the highest rate set forth in each column of the pricing grid shall apply. At all times after maturity or acceleration of the maturity of the loans under the ABL Facility or the occurrence and continuance of an event of default (upon notice by the administrative agent), the highest rate set forth in each column shall apply (in addition to any applicable default rate).

For purposes of the ABL Facility, the terms “Base Rate,” “Euro Rate,” “Eurodollar Rate,” and “Canadian Prime Rate” will have meanings customary and appropriate for financings of this type and consistent with the Documentation Principles, and the basis for calculating accrued interest and the interest periods for loans bearing interest at the Euro Rate will be customary and consistent with the Documentation Principles.

Call Premium

The ACCO Term Facility provides that in the event that all or any portion of the ACCO Term Facility is repaid or repriced (or effectively refinanced) in connection with a “Repricing Event” (defined below) that occurs on or before the first anniversary of the closing of the Merger, each lender under the ACCO Term Facility will be paid an amount equal to 101% of the amount of such loans repaid or repriced (or effectively refinanced).

For purposes of the ACCO Term Facility, a “Repricing Event” means (i) any prepayment or repayment of loans under the ACCO Term Facility with the proceeds of, or any conversion of loans under the ACCO Term Facility into, any new or replacement tranche of term loans bearing interest at an effective interest rate less than the effective interest rate applicable to the ACCO Term Loan Facility (as such comparative rates are reasonably determined by the administrative agent) and (ii) any amendment to the ACCO Term Loan Facility that reduces the effective interest rate applicable to the loans under the ACCO Term Facility (in each case, such effective interest rate shall take into account margins, the applicable reserve adjusted Eurodollar Rate or Base Rate floors, original issue discount and upfront fees).

Mandatory Prepayments

ACCO Term Facility. Each of the items set forth below shall be applied to the prepayment of the ACCO Term Facility:

•	all net cash proceeds (subject to certain exceptions) from:

•

the sale or other disposition of property and assets (other than sales of inventory in the ordinary course of business and certain other exceptions to be agreed upon) in excess of an amount to be agreed (subject to reinvestment rights); and

•	property insurance or condemnation proceeds in excess of an amount to be agreed (subject to reinvestment rights);

•	all net cash proceeds from additional debt other than debt permitted under the ACCO Term Facility; and

•	50% of excess cash flow (subject to agreed reductions based on ACCO’s total leverage ratio).

The net cash proceeds referred to in the preceding paragraph shall be applied to prepay the ACCO Term Facility and the Spinco Term Facility on a pro rata basis.

ABL Facility. Mandatory prepayment terms under the ABL Facility shall be determined in a manner consistent with the Documentation Principles.

Covenants

ACCO Term Facility. The documentation governing the ACCO Term Facility will contain customary affirmative covenants (subject to exceptions), including covenants related to: financial statements and other reports; existence; payment of taxes and claims; maintenance of properties; insurance; books and records, inspections; lenders’ meetings; compliance with laws; environmental; subsidiaries; additional material real estate assets; additional collateral; further assurances; and maintenance of ratings (but no minimum rating requirement). The documentation governing the ACCO Term Facility will also contain customary negative covenants (subject to exceptions) that will restrict ACCO and its subsidiaries in their activities, including covenants related to: indebtedness; liens; no further negative pledges; restricted junior payments; restrictions on subsidiary distributions; investments; fundamental changes, disposition of assets, acquisitions; capital expenditures; sales and lease-backs; transactions with affiliates; conduct of business; amendments or waivers of organizational documents; amendments or waivers with respect to certain indebtedness; and fiscal year. In addition, ACCO and its subsidiaries will be required to comply with minimum interest coverage and maximum leverage ratios.

ABL Facility. The documentation governing the ABL Facility will contain customary affirmative covenants (subject to exceptions), including covenants related to: financial statements; borrowing base reporting; periodic collateral appraisals and field examinations; existence; payment of taxes and claims; maintenance of properties; maintenance of cash dominion and cash collateral; periodic updates of the field audit and inventory appraisal conducted in connection with the establishment of the ABL Facility; insurance; books and records, inspections; lenders’ meetings; compliance with laws; environmental; Employee Retirement Income Security Act of 1974; performance of obligations; use of proceeds; information regarding collateral; U.K. pensions; maintenance of company separateness; designated senior indebtedness; subsidiaries; additional material real estate assets; additional collateral; further assurances; and maintenance of ratings (but no minimum rating requirement). The documentation governing the ABL Facility will also contain customary negative covenants (subject to exceptions) that will restrict ACCO and its subsidiaries in their activities, including covenants related to: liens; indebtedness; no further negative pledges; restricted junior payments; restrictions on subsidiary distributions; fundamental changes, disposition of assets, capital expenditures; sales and lease-backs; transactions with affiliates; conduct of business; issuance of equity interests; creation of subsidiaries; additional deposit accounts; amendments or waivers of organizational documents; amendments or waivers with respect to certain indebtedness; fiscal year; existing senior subordinated notes; permitted acquisitions; investments and restricted payments. In addition, ACCO and its subsidiaries will be required to comply with a minimum fixed charge coverage ratio during periods that its ABL Facility availability is less than agreed to availability minimums.

Events of Default

ACCO Term Facility. The documentation governing the ACCO Term Facility will include customary events of default, including: failure to make payments when due; default under other agreements; breach of certain covenants; material breach of representations; other defaults under the documentation governing the ACCO Term Facility; events of bankruptcy; judgments and attachments; dissolution; employee benefit plans; change of control; guaranties, security documents; and failure of subordinated indebtedness to be subordinated, subject to appropriate grace periods and customary qualifications and limitations for materiality to be provided in the documentation governing the ACCO Term Facility.

ABL Facility. The documentation governing the ABL Facility will include customary events of default, including: failure to make payments when due; default under other agreements; breach of certain covenants; material breach of representations; material inaccuracies in, or failure to timely deliver, any borrowing base certificate; denial of liability; governmental action; failure to comply with cash management provisions; other defaults under the documentation regarding the ABL Facility; events of bankruptcy; judgments and attachments; dissolution; employee benefit plans; change of control; guaranties, security documents; and failure of subordinated indebtedness to be subordinated, subject to appropriate grace periods and customary qualifications and limitations for materiality to be provided in the documentation regarding the ABL Facility.

Spinco Term Facility

Pursuant to a commitment letter (the “Spinco Commitment Letter”) dated as of November 17, 2011 and amended and restated on December 13, 2011, the Commitment Parties agreed to provide to Spinco up to $190.0 million in aggregate principal amount of senior secured term loans (the “Spinco Term Facility”) to finance the cash portion of the Special Distribution and to pay fees and expenses incurred in connection with the Transactions. The Spinco Term Facility is available in a single draw on the closing date of the Transactions and will mature on the Term Loan Maturity Date, subject to the scheduled amortization described below. The commitments contemplated thereby are in effect until the earlier of (i) the consummation of the Merger and (ii) June 30, 2012 (provided that if the Merger has not been consummated before June 30, 2012, then such commitments will be extended to August 31, 2012). The commitment of the Commitment Parties is subject to customary conditions, including, among others, the absence of any material adverse effect on the MEAD C&OP Business since December 31, 2010. ACCO has agreed to pay fees to the Commitment Parties in connection with the Spinco Term Facility and has agreed to indemnify the Commitment Parties against certain liabilities. Certain of the terms of the Spinco Term Facility are subject to market flex provisions. The following is a summary of certain proposed terms of the Spinco Term Facility.

Guarantors

All existing and subsequently acquired or organized domestic subsidiaries of Spinco and, after consummation of the Merger, ACCO and each of its existing and subsequently acquired subsidiaries that guarantees any other indebtedness of ACCO on the closing date will guarantee all obligations under the Spinco Term Facility and under certain designated hedging and cash management arrangements.

Security

The obligations under the Spinco Term Facility and certain designated hedging and cash management arrangements will be secured by, subject to certain exceptions: (i) a first-priority security interest in the Term Loan Priority Collateral and (ii) a second-priority security interest in the ABL Priority Collateral.

Interest Rates

Amounts outstanding under the Spinco Term Facility will bear interest, at Spinco’s option, at a rate per annum equal to: (i) the Base Rate (defined below) plus 3.75% per annum; or (ii) the reserve adjusted Eurodollar Rate (defined below) plus 4.75% per annum. For purposes of the Spinco Term Facility, the “Base Rate” and “reserve adjusted Eurodollar Rate” have meanings customary and appropriate for financings similar to the Spinco Term Facility; provided that at no time will the Base Rate be deemed to be less than 2.25% per annum or the reserve adjusted Eurodollar Rate be deemed to be less than 1.25% per annum.

Call Premium

The Spinco Term Facility provides that in the event that all or any portion of the Spinco Term Facility is repaid or repriced (or effectively refinanced) in connection with a “Repricing Event” (defined below) that occurs on or before the first anniversary of the closing of the Merger, each lender under the Spinco Term Facility will be paid an amount equal to 101% of the amount of such loans repaid or repriced (or effectively refinanced).

For purposes of the Spinco Term Facility, a “Repricing Event” means (i) any prepayment or repayment of loans under the Spinco Term Facility with the proceeds of, or any conversion of loans under the Spinco Term Facility into, any new or replacement tranche of term loans bearing interest at an effective interest rate less than the effective interest rate applicable to the Spinco Term Loan Facility (as such comparative rates are reasonably determined by the administrative agent) and (ii) any amendment to the Spinco Term Loan Facility that reduces the effective interest rate applicable to the loans under the Spinco Term Facility (in each case, such effective interest rate shall take into account margins, the applicable reserve adjusted Eurodollar Rate or Base Rate floors, original issue discount and upfront fees).

Mandatory Prepayments

Each of the items set forth below shall be applied to the prepayment of the Spinco Term Facility:

1.	all net cash proceeds (subject to certain exceptions) from:

•

the sale or other disposition of property and assets (other than sales of inventory in the ordinary course of business and certain other exceptions to be agreed upon) in excess of an amount to be agreed (subject to reinvestment rights); and

•	property insurance or condemnation proceeds in excess of an amount to be agreed (subject to reinvestment rights);

2.	all net cash proceeds from additional debt other than debt permitted under the Spinco Term Facility; and

3.	50% of excess cash flow (subject to agreed reductions based on ACCO’s total leverage ratio).

The net cash proceeds referred to in the preceding paragraph shall be applied to prepay the Spinco Term Facility and the ACCO Term Facility on a pro rata basis.

Covenants

The documentation governing the Spinco Term Facility will contain customary affirmative covenants (subject to exceptions), including covenants related to: financial statements and other reports; existence; payment of taxes and claims; maintenance of properties; insurance; books and records, inspections; lenders’ meetings; compliance with laws; environmental; subsidiaries; additional material real estate assets; additional collateral; further assurances; and maintenance of ratings (but no minimum rating requirement). The documentation governing the Spinco Term Facility will also contain customary negative covenants (subject to exceptions) that will restrict Spinco and its subsidiaries in their activities, including covenants related to: indebtedness; liens; no further negative pledges; restricted junior payments; restrictions on subsidiary distributions; investments; fundamental changes, disposition of assets, acquisitions; capital expenditures; sales and lease-backs; transactions with affiliates; conduct of business; amendments or waivers of organizational documents; amendments or waivers with respect to certain indebtedness; and fiscal year. In addition, Spinco will be required to comply with minimum interest coverage and maximum leverage ratios.

Events of Default

The documentation governing the Spinco Term Facility will include customary events of default, including: failure to make payments when due; default under other agreements; breach of certain covenants; material breach of representations; other defaults under the documentation governing the Spinco Term Facility; events of bankruptcy; judgments and attachments; dissolution; employee benefit plans; change of control; guaranties, security documents; and failure of subordinated indebtedness to be subordinated, subject to appropriate grace periods and customary qualifications and limitations for materiality to be provided in the documentation governing the Spinco Term Facility.

Spinco Securities

On November 17, 2011, ACCO entered into an engagement letter (which was amended and restated on December 13, 2011) contemplating the sale of the Spinco Securities to be issued to MWV immediately prior to the Distribution. The Merger Agreement provides that these Spinco Securities will be guaranteed by each of Spinco’s existing and subsequently acquired or organized domestic subsidiaries and, after consummation of the Merger, ACCO and certain of its subsidiaries, will have a maturity date of at least eight years and will be non-callable for a period of at least five years, will have an interest rate based on then current market conditions (but not to exceed an agreed cap) and will have customary high yield incurrence based covenants. Other terms of the Spinco Securities will be established in accordance with the terms of the Merger Agreement. See “The Transaction Agreements—The Merger Agreement—Financing.”

MWV expects to undertake an exchange of the Spinco Securities for MWV Debt and MWV has the right to condition the consummation of the Merger on the consummation of such exchange. See “—MWV Bridge Facility.”

MWV Bridge Facility

Pursuant to a commitment letter (the “MWV Commitment Letter”) dated as of November 17, 2011 and amended and restated on December 13, 2011, subject to certain conditions, the Commitment Parties agreed to provide to MWV up to $270 million in aggregate principal amount of senior unsecured bridge loans (the “MWV Bridge Facility”). In the event the MWV Debt has not been repaid in full prior to the date the Merger closes, subject to certain conditions, the MWV Debt will be repaid in full on such date with Exchange Loans having a face amount equal to the principal amount of the MWV Debt. Such repayment by MWV of MWV Debt with Exchange Loans will be in full satisfaction of such MWV Debt.

Exchange Loans and Exchange Notes

The MWV Commitment Letter provides that, to the extent that Spinco does not issue the Spinco Securities on the date the Merger closes, the Commitment Parties will provide to Spinco the Exchange Loans. The Exchange Loans will mature eight years after the Merger closes. The Exchange Loans will bear interest at a rate equal to an agreed cap. If the Exchange Loans are utilized, affirmative and negative covenants based on then prevailing market conditions will be included in the documentation governing the Exchange Loans. The documentation governing the Exchange Loans will also include customary events of default based on then prevailing market conditions.

At any time on or after the first anniversary of the date the Exchange Loans are first exchanged for MWV Debt, the Exchange Loans may be exchanged in whole or in part, at the option of the applicable lender, for unsecured senior exchange notes due 2020 (the “Exchange Notes”) having an equal principal amount. The Exchange Notes will be issued pursuant to an indenture, will not be callable until the fifth anniversary of the Merger, will have an interest rate equal to an agreed cap and will have customary high yield based incurrence covenants.

ADDITIONAL AGREEMENTS RELATED TO THE SEPARATION,

DISTRIBUTION AND THE MERGER

The descriptions of the Employee Benefits Agreement, Tax Matters Agreement and Transition Services Agreement are qualified by reference to the complete text of these agreements, which are incorporated by reference herein. We encourage you to read the agreements in their entirety.

The Employee Benefits Agreement

In connection with the Transactions, MWV, Spinco and ACCO entered into an Employee Benefits Agreement with respect to the transfer of certain Spinco employees and related matters including terms of employment, benefits plans, retirement plans and collective bargaining agreements.

Transfer of Spinco Employees

Subject to certain exceptions, any MWV employee who, immediately prior to the effective time of the Merger, is employed primarily in the MEAD C&OP Business will be automatically transferred as an employee of the Spinco Group in connection with the Separation. Any MWV employee who is employed primarily by an affiliate of MWV located in Hong Kong will receive an offer of employment from the ACCO Group or one of its affiliates (we refer to all transferring MWV employees as “Spinco Employees”). The Spinco Employees will not be deemed to have terminated their employment for purposes of determining eligibility for severance benefits in connection with the Separation and the Merger. The Spinco Group will assume or retain (i) all Spinco benefit plans and liabilities thereunder, (ii) all liabilities with respect to the employment or termination of employment of Spinco Employees, (iii) all liabilities with respect to independent contractors and agency employees and (iv) any other liabilities expressly assigned to the Spinco Group under the Employee Benefits Agreement. As of the effective time of the Merger, the Spinco Group will cease to be a participating company in any MWV benefit plan and Spinco Employees will cease to be active participants in any MWV benefit plan, in each case other than any Spinco benefit plan.

Terms of Employment for Spinco Employees

Spinco Employees covered by collective bargaining agreements (which we refer to as “CBAs”) will continue to receive compensation, benefits and terms of employment in accordance with the terms of the applicable CBA.

Spinco Employees not covered by a CBA will receive (i) until the one year anniversary of the Separation, an annual base salary or hourly wage rate not less than the salary or wage rate that was provided to such Spinco Employee immediately prior to the Separation, (ii) for 2012, (a) an annual cash incentive opportunity at MWV target levels in effect immediately before the Separation with bonus metrics based on business goals of the MEAD C&OP Business and ACCO as a whole on a basis no less favorable than they apply to other similarly situated ACCO employees and (b) an ACCO equity compensation plan award opportunity not less favorable than is then generally available to other similarly situated ACCO employees in 2012, and (iii) all other generally available compensation, benefits and terms of employment that are comparable to those of other similarly situated employees of ACCO and its subsidiaries (which we refer to as the “ACCO Group”). Spinco Employees not covered by a CBA will participate in an ACCO severance plan on the same basis as other similarly situated ACCO employees. ACCO will provide any such Spinco Employee whose employment terminates involuntarily during the 12-month period following the Merger as a result of redundancies in connection with the integration of Spinco with ACCO severance rights and benefits equal to those provided under the applicable ACCO severance plan as if the Merger were construed to be a “Change of Control,” except that any Spinco Employee who is party to a retention agreement with MWV and whose employment is involuntarily terminated (including by such Spinco Employee for good reason or as a result of disability) during such 12-month period shall be entitled to the benefits provided under such Spinco Employee’s current MWV retention agreement, if greater.

Under the benefit plans of the ACCO Group, Spinco Employees will receive credit for their years of service with MWV to the same extent as they were entitled to credit for such service under any similar MWV benefit plan for all purposes other than benefit accrual under any defined benefit pension plan and except to the extent service credit would result in a duplication of benefits. Spinco Employees will be immediately eligible to participate, without any waiting time, in any new benefit plans of the ACCO Group to the extent coverage is comparable to a MWV benefit plan in which the Spinco Employees participated and for the purposes of any new medical, dental pharmaceutical or vision plan, ACCO will use its commercially reasonable efforts to cause all new pre-existing condition exclusions and actively-at-work requirements of such plans to be waived. Spinco Employees’ account balances under health care spending accounts will be transferred to comparable plans of the ACCO Group. The Spinco Group will honor all unused vacation of each Spinco Employee during the calendar year in which the Separation occurs. Thereafter, Spinco Employees will be subject to the applicable vacation, sick and personal time off policies of ACCO.

Retirement Plans of Spinco Employees

MWV will retain all liabilities under its retirement and 401(k) plans in respect of benefits accrued thereunder by Spinco Employees prior to the Separation. The assets and liabilities of such retirement and 401(k) plans will not be transferred to a retirement plan of the ACCO Group. The Spinco Group will establish a defined benefit pension plan covering all Spinco Employees who immediately prior to the Separation are participants in a MWV retirement plan for employees covered by a CBA, which will provide the benefits required under the applicable CBA. Any unvested benefits accrued by a Spinco Employee covered by a CBA participating in any such MWV retirement plan as of the Separation will become vested at the time of the Separation. The ACCO Group will establish or maintain a 401(k) plan to accept eligible rollover distributions from Spinco employees.

MWV will retain all assets and liabilities of its deferred income, retirement restoration and supplemental executive retirement plans, and will make payments to all participants in such plans who are Spinco Employees in accordance with the terms of such plans. The Merger will not trigger a payment or distribution of compensation under such plans and, consequently, the payment or distribution of any compensation under such plans will occur upon the applicable Spinco Employee’s separation from service from the ACCO Group or at such other time as provided in such plans.

Collective Bargaining Agreements of Spinco Employees

The Spinco Group will assume certain U.S. CBAs immediately after the Separation. The Spinco Group will be the “employer” for purposes of such CBAs and the Spinco Group will have sole responsibility for all liabilities arising under such CBAs. As of the Separation, unions representing Spinco Employees located in jurisdictions outside of the United States will continue to represent those employees for purposes of CBAs with their respective employers, and specified foreign CBAs will remain in effect. The Spinco Group will assume all liabilities under such foreign CBAs.

Tax Matters Agreement

The Tax Matters Agreement will govern the respective rights, responsibilities and obligations of ACCO and Spinco, on the one hand, and MWV, on the other hand, after the Separation, the Distribution and the Merger with respect to taxes, including the allocation of liability for Taxes, Spinco’s and MWV’s obligations to file tax returns and remit taxes, Spinco’s and MWV’s control over tax contests and Spinco’s and MWV’s obligations to cooperate after the Merger in tax return preparation and record-keeping matters.

The Tax Matters Agreement generally provides that MWV will be responsible for all pre-closing U.S. federal (including any consolidated U.S. federal income taxes of MWV), state, and local income taxes attributable to the MEAD C&OP Business and Spinco will be responsible for all pre-closing foreign income taxes and all non-income taxes attributable to the MEAD C&OP Business (other than taxes arising from the consummation of the Transactions themselves, which will be the responsibility of MWV). In addition, Spinco will be responsible for any taxes of Spinco and its subsidiaries incurred after the Distribution. Each party will be responsible for any taxes imposed on MWV that arise from the failure of the Distribution to qualify as a tax-free spin-off for U.S. federal income tax purposes pursuant to sections 355 and 368(a)(1)(D) to the extent that such failure to qualify is attributable to certain actions (described below) taken by such party.

The Tax Matters Agreement further provides that Spinco will indemnify MWV for (i) all taxes for which Spinco is responsible as described above, (ii) all taxes incurred by MWV or any subsidiary of MWV by reason of the breach by Spinco of any of its representations, warranties or covenants under the Tax Matters Agreement and (iii) any costs and expenses related to the foregoing (including reasonable attorneys’ fees and expenses). MWV will indemnify Spinco for (i) all taxes for which MWV is responsible as described above, (ii) all taxes incurred by Spinco or any subsidiary of Spinco by reason of a breach by MWV of any of its representations, warranties or covenants under the Tax Matters Agreement and (iii) any costs and expenses related to the foregoing (including reasonable attorneys’ fees and expenses).

Each of MWV and Spinco has agreed that it will not take, and will cause its respective affiliates to refrain from taking, any position on any income tax return that is inconsistent with the treatment of the Separation and the Distribution generally as tax-free transactions to MWV and the MWV stockholders. MWV, on the one hand, and ACCO and Spinco, on the other hand, have agreed to jointly determine in good faith the allocation of tax attributes arising in a pre-closing period to MWV and its subsidiaries (other than Spinco and its subsidiaries), on the one hand, and Spinco and its subsidiaries, on the other hand, provided that MWV is entitled to make any determination as to basis and valuation (such determinations to be made consistent with past practice, where applicable). MWV and Spinco have agreed to compute all taxes for post-closing periods consistent with the determination of the allocation of tax attributes in accordance with the Tax Matters Agreement unless otherwise required by a final determination to the contrary.

The Tax Matters Agreement prohibits ACCO and Spinco from taking certain actions that could cause the Distribution to be taxable. In particular, for two years after the Distribution, Spinco may not:

•

enter into any transaction or series of transactions (or any agreement, understanding or arrangement) as a result of which one or more persons would acquire (directly or indirectly) stock comprising 50% or more of the vote or value of Spinco (taking into account the 49.5% acquired pursuant to the Merger);

•	redeem or repurchase any stock or stock rights;

•	amend its certificate of incorporation or take any other action affecting the relative voting rights of its capital stock;

•	merge or consolidate with any other person (other than pursuant to the Merger);

•

take any other action that would, when combined with any other direct or indirect changes in ownership of Spinco capital stock (including pursuant to the Merger), have the effect of causing one or more persons to acquire stock comprising 50% or more of the vote or value of Spinco, or would reasonably be expected to adversely affect the tax-free status of the Transactions; or

•

sell, transfer or otherwise dispose of assets (including stock of subsidiaries) that constitute more than 30% of the consolidated gross assets of Spinco and/or its subsidiaries (subject to exceptions for, among other things, ordinary course dispositions and repayments or prepayments of Spinco debt).

If Spinco wishes to take any such restricted action, Spinco is required to cooperate with MWV in obtaining a supplemental IRS ruling or an unqualified tax opinion reasonably acceptable to MWV to the effect that such action will not affect that status of the Separation and the Distribution as a tax-free spin-off for U.S. federal income tax purposes pursuant to sections 355 and 368(a)(1)(D). Notwithstanding the foregoing restrictions, Spinco and ACCO are permitted to (i) adopt or modify, and issue stock pursuant to, a stockholder rights plan and (ii) issue stock in connection with employee compensation arrangements that comply with certain safe harbors in the applicable regulations under section 355 of the Code.

Transition Services Agreement

In connection with the Separation Agreement, Spinco and MWV will enter into the Transition Services Agreement, effective as of the closing of the Transactions. Under this agreement, MWV will provide to Spinco certain services on a transitional basis following the completion of the Transactions to facilitate the transition of the MEAD C&OP Business to ACCO.

Among other services, the transition services will generally relate to the following:

•	information technology;

•	laboratory and product stewardship services;

•	sourcing and supply chain services;

•	accounting and finance; and

•	operations.

The term of the transition services will vary by service. No term will be more than 18 months after the completion of the Transactions, except for certain specified services which may be provided for up to 24 months after the completion of the Transactions. Spinco may terminate any or all of the transition services provided for a particular functional service area for any reason with 75 days’ prior written notice to MWV. In addition, MWV and Spinco will be able to terminate all transition services if the other party materially breaches its obligations under the agreement if the breach is not cured upon 30 days’ notice.

MWV and Spinco will agree to indemnify each other and each other’s related parties from losses resulting from each other’s (and, in the case of MWV, its subcontractors’) breach of the agreement, gross negligence or willful misconduct.

INFORMATION ABOUT MERGER SUB AND ACCO BRANDS CORPORATION

Information about Merger Sub

Merger Sub is a direct, wholly-owned subsidiary of ACCO. Merger Sub was organized on November 4, 2011 for the purposes of merging with and into Spinco in the Merger. Merger Sub has not carried on any activities other than in connection with the Merger Agreement.

Overview—ACCO Brands Corporation

ACCO is one of the world’s largest suppliers of branded office products (excluding furniture, computers, printers and bulk paper) to the office products resale industry. ACCO designs, develops, manufactures and markets a wide variety of traditional and computer-related office products, supplies, binding and laminating equipment and related consumable supplies, personal computer accessory products, paper-based time management products and presentation aids and products. Through a focus on research, marketing and innovation, ACCO seeks to develop new products that meet the needs of its consumers and commercial end-users, which ACCO believes will increase the product positioning of its brands. ACCO competes through a balance of innovation, a low-cost operating model and an efficient supply chain. ACCO sells its products primarily to markets located in North America, Europe and Australia. ACCO’s brands include GBC®, Kensington®, Quartet®, Rexel, Swingline®, Wilson Jones®, Marbig, NOBO and Day-Timer®, among others.

The majority of ACCO’s office products are used by businesses. Most of these end-users purchase ACCO’s products from its customers, which include commercial contract stationers, retail superstores, wholesalers, resellers, mail order and internet catalogs, mass merchandisers, club stores and dealers. ACCO also supplies products directly to commercial and industrial end-users and to the educational market. Historically ACCO has targeted the premium-end of the product categories in which it competes. However, ACCO also supplies private label products for its customers where it believes it has an economic advantage or where it is necessary to merchandise a complete category.

ACCO’s leading brand positions provide the scale to enable it to invest in product innovation and drive market growth across product categories. In addition, the expertise ACCO uses to satisfy the exacting technical specifications of its more demanding commercial customers is in many instances the basis for expanding its products and innovations to consumer products.

ACCO’s strategy centers on a combination of growing sales and market share and generating acceptable profitability and returns. Specifically, ACCO has substantially reduced its operating expenses and seeks to leverage its platform for organic growth through greater consumer understanding, product innovation, marketing and merchandising, disciplined category expansion including broader product penetration and possible strategic transactions, and continued cost realignment. To achieve these goals, ACCO plans to continue to execute the following strategies: (1) invest in research, marketing and innovation, (2) penetrate the full product spectrum of its categories and (3) opportunistically pursue strategic transactions.

ACCO utilizes a combination of manufacturing and third-party sourcing to procure its products, depending on transportation costs, service needs and direct labor costs associated with each product.

ACCO’s priority for cash flow over the near term, after internal growth, is to fund the reduction of debt and invest in new products through both organic development and acquisitions. For a description of certain factors that may have had, or may in the future have, a significant impact on ACCO’s business, financial condition or results of operations, you should carefully consider the other information contained or incorporated by reference in this proxy statement/prospectus-information statement, including the factors discussed in Part I, Item 1A—Risk Factors in ACCO’s annual report on Form 10-K for the year ended December 31, 2010.

Reportable Segments

ACCO is organized into three business segments: ACCO Brands Americas, ACCO Brands International and Computer Products Group.

The following table shows the percentages of consolidated revenue from continuing operations derived from each of ACCO’s reportable segments in the years indicated:

Segment	2010	2009	2008
ACCO Brands Americas	53%	55%	54%
ACCO Brands International	33%	32%	33%
Computer Products Group	14%	13%	13%

ACCO Brands Americas and ACCO Brands International

ACCO Brands Americas and ACCO Brands International manufacture, source and sell traditional office products and supplies and document finishing solutions. ACCO Brands Americas comprises the North, Central and South American markets, and ACCO Brands International comprises the rest of the world, principally Europe, Australia and Asia-Pacific.

Examples of ACCO’s traditional office products and supplies are staplers, staples, punches, ring binders, trimmers, sheet protectors, hanging file folders, clips and fasteners, dry-erase boards, dry-erase markers, easels, bulletin boards, overhead projectors, transparencies, laser pointers and screens. These products are sold under leading brands including Quartet®, Rexel, Swingline®, Wilson Jones®, Marbig, NOBO, ACCO®, Derwent and Eastlight. Examples of ACCO’s document finishing solutions are binding, lamination and punching equipment, binding and lamination supplies, report covers, archival report covers and shredders. These products are sold primarily under the GBC brand. ACCO also provides machine maintenance and repair services sold under the GBC® brand. Included in the ACCO Brands Americas segment are ACCO’s personal organization tools, including time management products, primarily under the Day-Timer® brand name.

The customer base to which ACCO’s products are sold is made up of large global and regional resellers of ACCO products. It is through these large resellers that ACCO’s products reach the end consumer. ACCO’s customer base includes commercial contract stationers, office products superstores, wholesalers, distributors, mail order and internet catalogs, mass merchandisers, club stores and independent dealers. The majority of sales by ACCO’s customers are to business end-users, which generally seek office products that have added value or ease-of-use features and a reputation for reliability, performance and professional appearance. Some of ACCO’s document finishing products are sold directly to high-volume end-users and commercial reprographic centers and indirectly to lower-volume consumers worldwide. Approximately two-thirds of the Day-Timer business is sold through the direct channel, which markets product through the internet and periodic sales catalogs and ships product directly to ACCO’s end-user customers. The remainder of the business sells to large resellers and commercial dealers.

Computer Products Group

The Computer Products Group designs, distributes, markets and sells accessories for laptop and desktop computers and Apple® iPod®, iPad® and iPhone® products. These accessories primarily include security locks, power adapters, input devices such as mice and keyboards, laptop computer carrying cases, hubs and docking stations, ergonomic devices and technology accessories for iPods®, iPads® and iPhones®. The Computer Products Group sells mostly under the Kensington and Kensington Microsaver® brand names, with the majority of its revenue coming from the United States and Western Europe.

All of ACCO’s computer products are manufactured by third-party suppliers, principally in Asia, and are stored in and distributed from its regional facilities. ACCO’s computer products are sold primarily to consumer electronics retailers, information technology value-added resellers, original equipment manufacturers and office products retailers.

For further information on ACCO’s business segments see Note 15, Information on Business Segments, to ACCO’s updated audited annual financial statements as of December 31, 2009 and 2010, and for the three years ended December 31, 2010, filed as an exhibit to its Current Report on Form 8-K dated December 15, 2011, which have been incorporated by reference in this proxy statement/prospectus-information statement.

Discontinued Operations

In June 2009, ACCO completed the sale of its commercial print finishing business for final gross proceeds of $16.2 million. The results of operations and loss on sale of this business are reported in discontinued operations for all periods presented.

On June 14, 2011, ACCO announced the disposition of GBC Fordigraph Pty. Ltd., as more fully described in ACCO’s Current Report on Form 8-K filed with the SEC on that date, which has been incorporated by reference in this proxy statement/prospectus-information statement. The Australia-based business was formerly part of the ACCO Brands International segment and the results of operations are included in the financial statements as a discontinued operation. As of the end of the third quarter of 2011, ACCO has received net proceeds of $53.6 million and anticipates final pre-tax net proceeds of $52.9 million, inclusive of working capital adjustments and estimated selling costs. In connection with this transaction, through the third quarter of 2011, ACCO recorded a gain on sale of $36.9 million, net of tax.

For further information on ACCO’s discontinued operations see Note 18, Discontinued Operations, to ACCO’s updated audited annual financial statements as of December 31, 2009 and 2010, and for the three years ended December 31, 2010, filed as an exhibit to its Current Report on Form 8-K dated December 15, 2011, which have been incorporated by reference in this proxy statement/prospectus-information statement.

Customers/Competition

ACCO’s sales are generated principally in North America, Europe and Australia. For the year ended December 31, 2010, these markets represented 61%, 24% and 11% of net sales, respectively. ACCO’s top ten customers are Staples, Office Depot, United Stationers, BPGI, OfficeMax, S.P. Richards, Coles Group, Wal-Mart/Sam’s Club, Lyreco and Spicers, together accounting for 51% of net sales for the year ended December 31, 2010. Sales to Staples amounted to approximately 13% of consolidated net sales for each of the three years ended 2010, 2009 and 2008. Sales to Office Depot, Inc. and subsidiaries amounted to approximately 11% of consolidated net sales for each of the three years ended 2010, 2009 and 2008. Sales to no other customer exceeded 10% of consolidated sales for any of these periods.

Current trends among ACCO’s customers include fostering high levels of competition among suppliers, demanding innovative new products and requiring suppliers to maintain or reduce product prices and deliver products with shorter lead times and in smaller quantities. Other trends are for retailers to import generic products directly from foreign sources and sell those products, which compete with ACCO’s products, under the customers’ own private-label brands. The combination of these market influences, along with a recent and continuing trend of consolidation among resellers, has created an intensely competitive environment in which ACCO’s principal customers continuously evaluate which product suppliers they use. This results in pricing pressures, the need for stronger end-user brands, broader product penetration within categories, the ongoing introduction of innovative new products and continuing improvements in customer service.

Competitors of the ACCO Brands Americas and ACCO Brands International segments include Avery Dennison, Esselte, 3M, Newell, Hamelin, Smead, Fellowes, MeadWestvaco, Tops Products, Franklin Covey, House of Doolittle, Dominion BlueLine, Carolina Pad, Ampad, Blue Sky, Spiral Binding and numerous private label suppliers and importers. Competitors of the Computer Products Group include Belkin, Logitech, Targus and Fellowes.

Certain financial information for each of ACCO’s business segments and geographic regions is incorporated by reference to Note 15, Information on Business Segments, to ACCO’s updated audited annual financial statements as of December 31, 2009 and 2010, and for the three years ended December 31, 2010, filed as an exhibit to its Current Report on Form 8-K dated December 15, 2011, which have been incorporated by reference in this proxy statement/prospectus-information statement.

Product Development and Product Line Rationalization

ACCO’s strong commitment to understanding its consumers and defining products that fulfill their needs drives its product development strategy, which ACCO believes is and will continue to be a key contributor to its success in the office products industry. ACCO’s new products are developed from its own consumer understanding, its own research and development or through partnership initiatives with inventors and vendors. Costs related to consumer research and product research when paid directly by ACCO are included in marketing costs and research and development expenses, respectively. Research and development expenses amounted to $24.0 million, $18.6 million and $22.3 million for the years ended December 31, 2010, 2009 and 2008, respectively.

ACCO’s product line strategy emphasizes the divestiture of businesses and rationalization of product offerings that do not meet its long-term strategic goals and objectives. ACCO consistently reviews its businesses and product offerings, assesses their strategic fit and seeks opportunities to divest non-strategic businesses. The criteria ACCO uses in assessing the strategic fit include: the ability to increase sales for the business; the ability to create strong, differentiated brands; the importance of the business to key customers; the business relationship with existing product lines; the impact of the business to the market; and the business’s actual and potential impact on ACCO’s operating performance.

As a result of this review process, during 2009 ACCO completed the sale of its former commercial print finishing business. This business represented approximately $100 million in annual net sales.

During 2011 ACCO completed the sale of the GBC Fordigraph business, its former Australian direct sales business that sold mail room and binding and laminating equipment and supplies. This business represented approximately $46 million in annual net sales for the year ended December 31, 2010.

Raw Materials

The primary materials used in the manufacturing of many of ACCO’s products are plastics, resin, polyester and polypropylene substrates, paper, steel, wood, aluminum, melamine, zinc and cork. These materials are available from a number of suppliers, and ACCO is not dependent upon any single supplier for any of these materials. In general, ACCO’s gross profit may be affected from time to time by fluctuations in the prices of these materials because its customers require advance notice and negotiation to pass through raw material price increases, giving rise to a delay before cost increases can be passed on to its customers. The raw materials and labor costs ACCO incurs are subject to price increases that could adversely affect ACCO’s profitability. Based on experience, ACCO believes that adequate quantities of these materials will be available in the foreseeable future. In addition, a significant portion of the products ACCO sells in its international markets are sourced from China and other far Eastern countries and are paid for in U.S. dollars. Thus, movements of their local currency to the U.S. dollar have the same impacts as raw material price changes and ACCO adjusts its pricing in these markets to reflect these currency changes. See “Risk Factors—Risks Related to the Business After the Transactions.”

Supply

ACCO’s products are either manufactured or sourced to ensure that ACCO supplies its customers with appropriate customer service, quality products, innovative solutions and attractive pricing. ACCO has built a customer-focused business model with a flexible supply chain to ensure that these factors are appropriately balanced. Using a combination of manufacturing and third-party sourcing also enables ACCO to reduce its costs and effectively manage its production assets by lowering capital investment and working capital requirements. ACCO’s strategy is to manufacture those products that would incur a relatively high freight expense or have high service needs and source those products that have a high proportion of direct labor cost. Low-cost sourcing mainly comes from China, but ACCO also sources from other Asian countries and Eastern Europe. Where freight costs or service issues are significant, ACCO sources from factories located in or near to its domestic markets.

Seasonality

ACCO’s business, as it concerns both historical sales and profit, has experienced increased sales volume in the third and fourth quarters of the calendar year. Two principal factors have contributed to this seasonality: (1) the office products industry, its customers and ACCO specifically are major suppliers of products related to the “back-to-school” season, which occurs principally during June, July, August and September for ACCO’s North American business and during November, December and January for ACCO’s Australian business; and (2) ACCO’s offering includes several products which lend themselves to calendar year-end purchase timing, including Day-Timer planners, paper organization and storage products (including bindery) and Kensington computer accessories, which increase with traditionally strong fourth-quarter sales of personal computers.

Intellectual Property

ACCO has many patents, trademarks, brand names and trade names that are, in the aggregate, important to its business. The loss of any individual patent or license, however, would not be material to ACCO taken as a whole. Many of ACCO’s trademarks are only important in particular geographic markets or regions. ACCO’s principal registered trademarks are: GBC®, Kensington®, Quartet®, Rexel, Swingline®, Wilson Jones®, Marbig, NOBO, Day-Timer®, Microsaver® and ACCO®. See “Risk Factors— Risks Related to the Business After the Transactions.”

Environmental Matters

ACCO is subject to federal, state and local laws and regulations concerning the discharge of materials into the environment and the handling, disposal and clean-up of waste materials and otherwise relating to the protection of the environment. It is not possible to quantify with certainty the potential impact of actions regarding environmental matters, particularly remediation and other compliance efforts that ACCO may undertake in the future. In the opinion of ACCO’s management, compliance with the present environmental protection laws, before taking into account estimated recoveries from third parties, will not have a material adverse effect upon ACCO’s capital expenditures, financial condition, results of operations or competitive position. See “Risk Factors—Risks Related to the Business After the Transactions.”

Employees

As of December 31, 2010, ACCO had approximately 4,050 full-time and part-time employees in its continuing operations. There have been no strikes or material labor disputes at any of ACCO’s facilities during the past five years. ACCO considers its employee relations to be good.

ACCO Business After the Transactions

ACCO spun out of Fortune Brands and simultaneously merged with GBC in August 2005, and has traded on the NYSE under the ticker symbol “ABD” since that time. ACCO has a strong business in U.S. commercial channels and office superstores, but a smaller market share in the mass market and education channels. In addition, it has relatively low presence in faster- growing emerging markets, although it is the market leader in Mexico.

The MEAD C&OP Business is largely complementary to ACCO in product segment, customer base, and geographic emphasis. While both companies have a similarly strong U.S. presence with office superstores, they largely supply the superstores with different and complementary products. C&OP has a much stronger presence in the mass market and education channels than ACCO does and a smaller presence in the commercial distribution channels. The MEAD C&OP Business has a market-leading presence in Brazil, where ACCO sells very little, but no presence in Mexico, where ACCO sells a wide range of products and has a market leading presence.

Both ACCO and the MEAD C&OP Business have strong complementary positions in Canada. Only ACCO has a presence in Europe and Australia.

Following the Transactions, ACCO will continue to be traded on the NYSE.

The key elements of ACCO’s strategy after the Transactions are as follows:

Expand organically in emerging markets

The MEAD C&OP Business manufactures and distributes in Brazil and ACCO manufactures and distributes in Mexico. While ACCO believes that both businesses have a proven track record of profitable growth in Latin America, both ACCO and MWV have found it difficult to penetrate surrounding geographic markets because of a lack of scale as both a manufacturer and distributor. The MEAD C&OP Business and ACCO sell complementary products, are profitable, and are market leaders in their respective Brazilian and Mexican markets. ACCO believes that the two businesses can collaboratively share and transfer their respective brands, consumer insights and manufacturing knowledge. The MEAD C&OP Business in Brazil and the ACCO business in Mexico should then have the potential to leverage their respective customer and distribution relationships as well as their manufacturing and operating cost base. This combination should provide a profitable growth opportunity for both businesses together with increased market share in two relatively fast-growing emerging markets.

ACCO will also explore the possibility of taking select MEAD C&OP Business products to Australia, Asia and Europe for incremental growth opportunities.

Expand to sell a wider range of products to a broader set of customers and channels

ACCO plans to use its strength in commercial channels and the MEAD C&OP Business’s strengths in the mass market and education channels to expand distribution for each other’s existing product ranges. Expanding the relative channel sizes, customer relationships, brands and consumer insights should provide an opportunity for ACCO to sell a wider range of products to a broader set of customers and channels.

Expand through acquisitions, particularly in emerging markets

ACCO believes that transformational acquisitions, such as the pending one with MWV, will continue to be attractive growth opportunities. ACCO also believes that attractive acquisition opportunities exist in other geographies, particularly if ACCO and the MEAD C&OP Business are successful in cross-selling each other’s products in Brazil and Mexico, as explained above. ACCO believes that such a sales synergy, if proven, would be leverageable into other similarly attractive market positions within other countries. This sales synergy could make expansion through future geographic acquisitions an attractive return on investment, subject to normal risks associated with all acquisitions.

Expand through broader product offerings and enhanced distribution capability in Canada

Canada is a physically large market with a relatively low population. Distribution costs with such low market density are therefore typically higher. The Transactions will roughly double ACCO’s size in Canada, and will allow ACCO after the Transactions to operate its distribution infrastructure more efficiently. This should allow ACCO after the Transactions to reduce its per-unit delivery costs and expand the range of products it can economically provide to its customers. ACCO has found that customers in Australia, which has similar geographic and density characteristics, greatly leverage its distribution capabilities and, as a result, ACCO has been able to expand its product range more broadly than in any other geographic market it serves. ACCO believes that Canada may present a similar opportunity and it is possible that the business may experience faster growth if it can also successfully expand its product range due to an enhanced distribution capability.

Furthermore, ACCO has a relatively strong presence in the commercial channels in Canada, and the MEAD C&OP Business is strong in retail. After the Transactions ACCO and the MEAD C&OP Business may be able to utilize each other’s channel knowledge and relationships to increase overall volumes.

Continue to invest in product development, consumer insights, marketing and category management

To compete effectively against other branded suppliers and the many private label and import suppliers, ACCO engages in extensive category management, research and product development. This understanding of customer demand and product requirements, provided by ACCO and the MEAD C&OP Business, benefits the consumer and customer by enabling the consumer to choose the best product based on the features and benefits it provides. An improved product design or price-value relationship can accelerate the product replacement cycle, particularly for durable goods.

The MEAD C&OP Business has a strong competency in its retail consumer insights and designs, and ACCO is strong in its engineering and commercial customer insights. In addition to investing in their own respective strengths, the ability to utilize each other’s respective strength should provide both businesses an opportunity for growth. Both businesses will also try to complement each other’s category management strengths to better serve our customers.

Improve Operating Margins

After the Transactions, ACCO intends to increase its operating profit margins by leveraging the combined infrastructure of ACCO and the MEAD C&OP Business, engaging in other cost reduction and efficiency improvement activities and increasing sales volumes by taking advantage of the complementary product lines of the combined business.

Accelerate Deleveraging

After the Transactions, ACCO should deleverage slightly as a result of the Transactions. The refinancing of ACCO’s existing indebtedness should be at lower interest rates than ACCO’s current rate. While ACCO will pay more interest due to the additional debt from Spinco after the Transactions, its interest coverage ratio should significantly improve.

In addition, the MEAD C&OP Business contributes significant profit in the United States, and therefore should enable ACCO after the Transactions to offset all of its interest expense in the United States with earned profits. In addition, after the Transactions ACCO will be able to utilize (on an annually restricted basis) the accumulated pre-Merger U.S. net operating tax losses of ACCO. The result should be a significant increase in ACCO’s net cash flow, after interest and tax, that could allow it to accelerate debt reduction.

Directors and Officers of ACCO Before and After the Merger

Board of Directors

Immediately following the effective time of the Merger, the ACCO Board of Directors will be composed of the members of the Board of Directors of ACCO immediately prior to the consummation of the Merger, except that the ACCO Board of Directors will be increased by two members. Two persons selected by MWV and approved by the ACCO Board of Directors will be elected by the ACCO Board of Directors to fill the vacancies created.

The name, age and biographical information for each person who is currently a member of the ACCO Board of Directors is listed below.

Robert J. Keller, Chairman and Chief Executive Officer; Director since 2005. Mr. Keller, age 58, has served as Chairman and Chief Executive Officer since October 2008, was Chairman in September and October of 2008, and served as Presiding Independent Director of the Board from May 2008 until September 2008. Previously, Mr. Keller served as President and Chief Executive Officer and as a director of APAC Customer Services, Inc. from March 2004 until February 2008. Mr. Keller served in various capacities at Office Depot, Inc. from February 1998 through September 2003, most recently as President, Business Services Group.

Robert H. Jenkins, Presiding Independent Director; Director since 2007. Mr. Jenkins, age 69, has served as Presiding Independent Director since September 2008. Mr. Jenkins is retired. He served as Chairman, President and Chief Executive Officer of Sundstrand Corporation from 1997 to 1999 and as its President and Chief Executive Officer from 1995 to 1997. Sundstrand is an aerospace and industrial company which merged with United Technologies Corporation in June 1999, forming Hamilton Sundstrand Corporation. Mr. Jenkins is currently a director of AK Steel Holding Corporation and Clarcor, Inc. He formerly served as a director of Solutia, Inc. from 1997 to 2008.

George V. Bayly, Director since 2005. Mr. Bayly, age 69, is a private investor. Since August 2008 Mr. Bayly has served as principal of Whitehall Investors LLC, a consulting and venture capital firm. From September 2006 to March 2008 he served as Chairman and interim Chief Executive Officer of Altivity Packaging LLC. He served as interim Chief Executive Officer of U.S. Can Corporation from April 2004 to January 2005, and Chairman, President and Chief Executive Officer of Ivex Packaging Corporation, a specialty packaging company, until June 2002. He was a director of GBC from 1998 until August 2005. He currently is a director of TreeHouse Foods, Inc. and Graphic Packaging Holding Company.

Kathleen S. Dvorak, Director since 2010. Ms. Dvorak, age 55, is Executive Vice President and Chief Financial Officer of Richardson Electronics, Ltd., a global provider of engineered solutions and distributor of electronic components serving the RF (radio frequency) and wireless communications, electron device, industrial power conversion and display systems markets. Previously, she had been Senior Vice President and Chief Financial Officer of United Stationers, Inc., an office products wholesaler and distributor, from 2001 until 2007.

G. Thomas Hargrove, Director since 2005. Mr. Hargrove, age 72, is a private investor. Mr. Hargrove served as the non-executive Chairman of AGA Creative, a catalog creative agency, from 1999 until 2001, and as a director of GBC from 2001 until August 2005. Early in his career he held various financial management positions and has also served on the Investment Committee of the Washington State University Foundation.

Thomas Kroeger, Director since 2009. Mr. Kroeger, age 63, is President of Spencer Alexander Associates, which provides management consulting and executive recruiting services. Spencer Alexander Associates is affiliated with Howard & O’Brien Associates, a retained executive search firm. He is also a member of the Operating Council of Kirtland Capital Partners, a private equity firm. Previously, Mr. Kroeger has served as chief human resources officer for each of Invacare Corporation, Office Depot, Inc., and The Sherwin-Williams Company. In each of these positions he also was a member of the executive committee.

Michael Norkus, Director since 2009. Mr. Norkus, age 65, is President of Alliance Consulting Group, a business strategy consulting firm. Prior to founding Alliance in 1986, Mr. Norkus was Vice President and Director of The Boston Consulting Group, where he served for 11 years. Mr. Norkus currently serves as a director of Genesee & Wyoming, Inc. and until February 2011 served as a director of Overland Storage, Inc. since 2004.

Shelia G. Talton, Director since 2010. Ms. Talton, age 59, is President of SGT, Ltd., a firm that provides strategy and technology consulting services in global markets in the financial services, healthcare and technology business sectors. Until July 2011 she had been the Vice President, Office of Globalization, for Cisco Systems, Inc., a leading global manufacturer, supplier and servicer of Internet Protocol (IP)-based networking and other products related to the communication and information technology (“IT”) industry, and had held that position since 2008. From 2004 to 2008 she also held vice president positions in Cisco’s Advisory Services and China groups following a long career in the IT industry. Prior to joining Cisco Ms. Talton served in multiple roles at EDS including as President of their Business Process Innovation Global Consulting Practice.

Norman H. Wesley, Director since 2005. Mr. Wesley, age 62, is retired. He served as Chairman of the Board of Fortune Brands, Inc., from December, 1999 until September 2008, and Chief Executive Officer of Fortune Brands from December 1999 until January 2008. Mr. Wesley currently serves as a director of Fortune Brands Home & Security, Inc. and Acuity Brands, Inc. He has formerly served as a director of R.R. Donnelley & Sons Company from 2001 to 2008 and Pactiv Corporation from 2001 to 2010 until its acquisition by Reynolds Group Holdings.

Listed below are the name, age and biographical information of each individual who is expected to be selected by MWV for appointment to the ACCO Board of Directors.

[—]

Executive Officers

The executive officers of ACCO immediately following the closing of the Merger are expected to be the officers of ACCO immediately prior to the closing of the Merger, along with, possibly, an executive of the Mead C&OP Business.

We have listed below biographical information for each person who is currently expected to be an executive officer of ACCO after the Merger.

Robert J. Keller, Chairman and Chief Executive Officer. Mr. Keller has served in this position since October 22, 2008. Mr. Keller had previously been named the company’s Chairman on September 18, 2008. He had been President and Chief Executive Officer of APAC Customer Services, Inc. from March, 2004 until February, 2008. Prior to that time Mr. Keller served in various capacities at Office Depot, Inc. from February, 1998 through September, 2003, most recently as President, Business Services Group.

Boris Elisman, President and Chief Operating Officer. Mr. Elisman has served in this position since December, 2010. Mr. Elisman was President, ACCO Brands Americas from December, 2008 until December, 2010. Prior to that time he served as President of the company’s Global Office Products Group since April, 2008 and President of the company’s Computer Products Group since joining the company in 2005. Prior to that time he held Vice President and General Manager positions in marketing and sales for the Hewlett-Packard Company from 2001 to 2004.

Neal V. Fenwick, Executive Vice President and Chief Financial Officer. Mr. Fenwick was appointed to this position in August 2005. Mr. Fenwick was previously Executive Vice President of Finance and Administration for ACCO World. He first joined ACCO World in 1984 and his experience encompasses significant expertise across the spectrum of corporate finance through a broad range of key management positions throughout the company.

Christopher M. Franey, Executive Vice President and President, ACCO Brands International and Kensington Computer Products Group. Mr. Franey has served in this position since July 2010. Mr. Franey, who before adding the responsibility for the company’s International operations in July 2010, has been serving as President of the company’s Computer Products Groups since joining the company in December 2008. Prior to that time he had been a marketing and sales Vice President for Samsung Electronics Information Technology Division since 2006 and the President of ViewSonic Corporation, a global provider of visual display technology products since 2004.

Thomas H. Shortt, Executive Vice President and President, Product Strategy and Development. Mr. Shortt has served in this position since December 2010 and had been the company’s Chief Strategy and Supply Chain officer since joining the company in April 2009. Prior to that time Mr. Shortt was a management consultant focusing on supply chain improvement since May 2008. From April 2004 until May 2008 he was a President of Unisource Worldwide, Inc., a North American distributor of commercial printing and business imaging papers, packaging systems, and facilities supplies and equipment.

Thomas W. Tedford, Executive Vice President and President, ACCO Brands Americas. Mr. Tedford has served in this position since December 2010 and previously had been the company’s Chief Marketing and Product Development officer since joining the company in May 2010. Prior to that time Mr. Tedford had been Group Vice President, Client Services since February 2007 and Vice President, Healthcare and Media Sales since May 2004, serving in those two positions for APAC Customer Services, Inc., a customer service outsourcing firm.

Mark C. Anderson, Senior Vice President, Corporate Development. Mr. Anderson has served in this position since joining the company in October 2007 and was previously the Director, Corporate Development for Pitney Bowes, Inc. since February 2003 and a Vice President of Business Development for Pitney Bowes from August 2001 to February 2003.

David L. Kaput, Senior Vice President, Chief Human Resources Officer. Mr. Kaput has served in this position since joining the company in October, 2007 and had previously been the Senior Vice President, Global HR Practices and Governance of SAP, AG since August 2005 and Senior Vice President, Global Human Resources and Corporate Officer of SAP Global Marketing, Inc. from October 2001 to August 2005.

Thomas P. O’Neill, Jr., Senior Vice President, Finance and Accounting. Mr. O’Neill has served in this position since joining ACCO in 2005 and previously served as the Group Vice President, Global Finance for Teleflex, Inc. from 2003 to 2005 and had been Senior Vice President and Chief Financial Officer for Philips Services Corporation from 2001 to 2002.

Steven Rubin, Senior Vice President, Secretary and General Counsel. Mr. Rubin has served in this position since the merger with GBC in August 2005. Mr. Rubin served as Vice President, Secretary and General Counsel for GBC from 1986 until August 2005.

Compensation of Executive Officers of ACCO after the Merger

The officers of ACCO immediately prior to the Merger will continue to be the officers of ACCO after the Merger. The Compensation Committee of the ACCO Board of Directors will oversee the compensation of the chief executive officer and other executive officers and senior management of ACCO after the Merger. ACCO’s Compensation Committee is expected to review its compensation policies with respect to the executive officers of ACCO after the Merger but has not yet made any determinations with respect to the compensation of those officers following the Merger.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF

OPERATIONS OF ACCO

Overview of Company Performance

The following Management’s Discussion and Analysis of Financial Condition and Results of Operations has been restated for the sale of ACCO’s GBC Fordigraph Pty Ltd business. On June 14, 2011, ACCO announced the disposition of GBC Fordigraph Pty. Ltd., as more fully described in ACCO’s Current Report on Form 8-K filed with the SEC on that date, which has been incorporated by reference in this proxy statement/prospectus-information statement.

The Australia-based business was formerly part of the ACCO Brands International segment and the results of operations are included in the financial statements as a discontinued operation. As of the end of the third quarter of 2011, ACCO has received net proceeds of $53.6 million and anticipates final pre-tax net proceeds of $52.9 million, inclusive of working capital adjustments and estimated selling costs. In connection with this transaction, through the third quarter of 2011, ACCO recorded a gain on sale of $36.9 million, net of tax.

For further information on ACCO’s discontinued operations see Note 18, Discontinued Operations, to ACCO’s updated audited annual financial statements as of December 31, 2010 and 2009, and for the three years ended December 31, 2010, filed as an exhibit to its Current Report on Form 8-K dated December 15, 2011, which have been incorporated by reference in this proxy statement/prospectus-information statement.

ACCO Brands’ results are dependent upon a number of factors affecting sales, including pricing and competition. Historically, key drivers of demand in the office products industry have included trends in white collar employment levels, gross domestic product (GDP) and growth in the number of small businesses and home offices together with increasing usage of personal computers. Pricing and demand levels for office products have also reflected a substantial consolidation within the global resellers of office products. This consolidation has led to multiple years of industry pricing pressure and a more efficient level of asset utilization by customers, resulting in lower sales volumes for suppliers of office products. We sell products in highly competitive markets, and compete against large international and national companies, regional competitors and against our own customers’ private-label direct sourcing.

With 51% of revenues for the year ended December 31, 2010 arising from foreign operations, exchange rate fluctuations can play a major role in our reported results. Foreign currency fluctuations impact our business in two important ways. The first and more obvious foreign exchange impact comes from the translation of our foreign operations results into U.S. dollars: a weak US dollar therefore benefits ACCO Brands and a strong U.S. dollar will diminish the contribution from our foreign operations. The second, but potentially larger and less obvious impact is from foreign currency fluctuations on our cost of goods sold. A significant portion of the products we sell worldwide are sourced from Asia (approximately 70%) and paid for in U.S. dollars. However, our international operations sell in their local currency, and are exposed to their domestic currency movements against the U.S. dollar. A strong U.S. dollar, therefore, increases our cost of goods sold and a weak U.S. dollar decreases our cost of goods sold for our international operations.

We respond to these market changes by adjusting our sales prices, but this response can be difficult during periods of rapid fluctuation. A significant portion of our foreign-currency cost of goods purchases is hedged with forward foreign currency contracts, which delays the economic effect of a fluctuating U.S. dollar helping us align market pricing changes. The financial impact on our business of foreign exchange movements for cost of goods is also further delayed by inventory, which is valued on a first- in, first-out (“FIFO”) basis. The two foreign exchange exposures impact the business at different times: the translation of results is impacted immediately when the exchange rates move, whereas the impact on our cost of goods is typically delayed up to six months due to a combination of currency hedging and the inventory cycle.

During 2010, the cost of certain commodities used to make our products increased significantly, negatively impacting our cost of goods, mainly for products sold in the second half of the year. We continue to monitor commodity costs and work with our suppliers and customers to negotiate balanced and fair pricing that best reflect the current economic environment. Select price increases took effect during the third quarter of 2010. However, these price increases were negotiated before the most significant commodity cost increases and therefore only partially offset the higher commodity costs. Additionally, ACCO has implemented price increases in the first quarter of 2011 which are intended to further help offset those additional cost increases.

ACCO did not initiate restructuring and integration charges in 2010, but has adjusted outstanding reserve estimates as necessary. Cash payments related to prior years’ restructuring and integration activities amounted to $7.5 million (excluding capital expenditures) during 2010. It is expected that additional disbursements of $3.0 million will be completed by the end of 2011 as ACCO spends amounts accrued on its balance sheet. Any residual cash payments beyond 2011 are anticipated to be offset by expected proceeds from real estate held for sale. Additionally, in the first half of 2011, ACCO anticipates incurring approximately $4.0 million of cash expenses, which principally consist of employee termination costs, related to the rationalization of its European operations. It is expected that savings realized in 2011 will largely offset the costs related to this rationalization.

The year-over-year comparative results were impacted by $26.8 million of additional salary, management incentive and employee benefits expense for the twelve months ended December 31, 2010, whereas the prior year benefited from temporary salary reductions and suspension of certain benefit plans in the United States.

ACCO funds liquidity needs for capital investment, working capital and other financial commitments through cash flow from continuing operations and its $175.0 million revolving credit facility. Based on our borrowing base, as of December 31, 2010, approximately $168.1 million remained available for borrowing under our revolving credit facility.

During the second quarter of 2009, ACCO determined that it was no longer more likely than not that its U.S. deferred tax assets would be realized, and as a result, ACCO recorded a non-cash charge of $108.1 million to establish a valuation allowance against its U.S. deferred tax assets. For a further discussion see Note 10, Income Taxes, to ACCO’s updated audited annual financial statements as of December 31, 2009 and 2010, and for the three years ended December 31, 2010, filed as an exhibit to its Current Report on Form 8-K dated December 15, 2011, which have been incorporated by reference in this proxy statement/prospectus-information statement. In addition, during the second quarter of 2009, ACCO recorded a non-cash impairment charge of $1.7 million on certain of its trade names.

Refinancing Transactions

On September 30, 2009, ACCO issued $460.0 million aggregate principal amount of its 10.625% Senior Secured Notes due March 15, 2015 (the “Senior Secured Notes”), and entered into a four-year senior secured asset-based revolving credit facility providing for borrowings of up to $175.0 million subject to borrowing base limitations (the “Existing ABL Facility”). Initial borrowings under the Existing ABL Facility were $16.1 million. These funds, together with the $453.1 million in proceeds from the issuance of the Senior Secured Notes, were used to (i) repay all outstanding borrowings under and terminate ACCO’s prior senior secured credit agreements, (ii) repay all outstanding borrowings under and terminate ACCO’s accounts receivable securitization program, (iii) terminate ACCO’s cross-currency swap agreement, (iv) repurchase approximately $29.1 million aggregate principal amount of its 7 5/8% senior subordinated notes due August 15, 2015 (“Senior Subordinated Notes”) and (v) pay the fees, expenses and other costs relating to such transactions (collectively the “Refinancing Transactions”).

On September 30, 2009, ACCO repurchased $29.1 million of outstanding Senior Subordinated Notes for a purchase price of $24.2 million, which resulted in a pre-tax gain of $4.9 million on the early extinguishment of debt and is included in Other (income) expense, net in the consolidated statements of operations.

For a further discussion on ACCO’s refinancing transactions, see Note 3, Long-term debt and Short-term borrowings to ACCO’s updated audited annual financial statements as of December 31, 2009 and 2010, and for the three years ended December 31, 2010, filed as an exhibit to its Current Report on Form 8-K dated December 15, 2011, which have been incorporated by reference in this proxy statement/prospectus-information statement.

2010 versus 2009

The following table presents ACCO’s results for the years ended December 31, 2010 and 2009.

	Year Ended December 31,		Amount of Change
(in millions)	2010	2009	$	%
Net sales	$1,284.6	$1,233.3	$51.3	4%
Cost of products sold	887.5	868.7	18.8	2%
Gross profit	397.1	364.6	32.5	9%
Gross profit margin	30.9%	29.6%		1.3pts
Advertising, selling, general and administrative expenses	281.2	263.0	18.2	7%
Amortization of intangibles	6.7	7.1	(0.4)	6%
Restructuring (income) charges	(0.5)	17.4	(17.9)	(103)%
Goodwill and asset impairment charges	—	1.7	(1.7)	NM
Operating income	109.7	75.4	34.3	45%
Operating income margin	8.5%	6.1%		2.4pts
Interest expense, net	78.3	67.0	11.3	17%
Equity in earnings of joint ventures	(8.3)	(4.4)	(3.9)	89%
Other expense, net	1.2	5.4	(4.2)	(78)%
Income taxes	30.7	126.0	(95.3)	(76)%
Effective tax rate	79.7%	NM		NM
Income (loss) from continuing operations	7.8	(118.6)	126.4	107%
Income (loss) from discontinued operations, net of income taxes	4.6	(7.5)	12.1	161%
Net income (loss)	12.4	(126.1)	138.5	110%

Net Sales

Net sales increased $51.3 million, or 4%, to $1.3 billion led by solid performance in the Computer Products Group and translation gains from the weaker U.S. dollar relative to the prior year, which favorably impacted sales by 2%, or $24.5 million. All segments reported volume increases. Sales growth was partially offset by reduced pricing in the International and Americas segments.

Cost of Products Sold

Cost of products sold includes all manufacturing, product sourcing and freight and distribution costs, including depreciation related to assets used in the manufacturing and distribution process, inbound and outbound freight, shipping and handling costs, purchasing costs associated with materials and packaging used in the production processes. Cost of products sold increased $18.8 million, or 2%, to $887.5 million. The increase principally reflects the impact of currency translation of $14.4 million, increased sales volume, and commodity and compensation cost increases, partially offset by improved sourcing and production efficiencies.

In addition, the prior-year period includes certain other charges that have been recorded within cost of products sold that did not qualify as restructuring. Those charges include redundant warehousing or storage costs during the transition to a new distribution center, equipment and other asset move costs, ongoing facility overhead and maintenance costs after exit and employee retention incentives. For the year ended December 31, 2009, those charges totaled $3.4 million.

Gross Profit

Gross profit increased $32.5 million, or 9%, to $397.1 million and gross profit margin increased to 30.9% from 29.6%. The increases in gross profit and margin were primarily due to increased sales volume, favorable product mix and sourcing, production, freight and distribution efficiencies compared to the period last year, partially offset by increased commodity costs and compensation costs. Gross profit also increased from favorable currency translation of $10.1 million.

SG&A (Advertising, selling, general and administrative expenses)

Advertising, selling, general and administrative expenses (“SG&A”) include advertising, marketing, selling, research and development, customer service, depreciation related to assets outside the manufacturing and distribution processes and all other general and administrative expenses outside the manufacturing and distribution functions (e.g., finance, human resources, information technology, etc.). SG&A increased $18.2 million, or 7%, to $281.2 million, with currency translation contributing $3.2 million of the increase and, as a percentage of sales, SG&A increased to 21.9% from 21.3%. The current year results include $24.2 million of additional salary, management incentive and employee benefits expense. The lower expense in 2009 was largely due to temporary reductions in salary and benefits.

In addition, certain other charges have been recorded within SG&A. These charges are incremental to the cost of ACCO’s underlying restructuring actions and do not qualify as restructuring. These charges include redundant costs during the transition to a new location, asset move costs, facility overhead and maintenance costs after exit, gains on the sale of exited facilities, certain costs associated with ACCO’s debt refinancing and employee retention incentives. For the year ended December 31, 2009, those charges totaled $1.2 million.

Operating Income

Operating income increased 45%, or $34.3 million, to $109.7 million principally as a result of favorable currency translation contributing $6.9 million, and the absence of $23.8 million in impairment, restructuring and other charges incurred in the prior year. As a percentage of sales, operating income improved to 8.5% from 6.1%. The improvement in operating income margin was driven by improved gross margin, as discussed above, and the decrease in impairment, restructuring and other charges, which was partially offset by the SG&A increase as discussed above.

Interest Expense, Equity in Earnings of Joint Ventures and Other (Income) Expense

Interest expense was $78.3 million compared to $67.0 million in the prior-year period. The increase principally reflects higher average interest rates associated with ACCO’s refinancing, which was completed at the end of September 2009.

Equity in earnings of joint ventures increased $3.9 million to $8.3 million reflecting higher revenue and reduced expenses related to an acquisition made by one of our unconsolidated joint ventures in the prior year.

Other expense was $1.2 million, compared to $5.4 million in the prior-year period. In the prior year, in connection with the refinancing transactions, ACCO recorded a $9.1 million loss on the early extinguishment of debt associated with the repayment of $403.0 million of borrowings outstanding under its senior secured credit agreements and accounts receivable securitization facility, partially offset by a $4.9 million gain on the early extinguishment of debt in connection with the repurchase of $29.1 million of Senior Subordinated Notes.

Income Taxes

For the year ended December 31, 2010, ACCO recorded income tax expense from continuing operations of $30.7 million on income before taxes of $38.5 million. This compares to prior year income tax expense from continuing operations of $126.0 million on income before taxes of $7.4 million. During the second quarter of 2009, ACCO recorded a non-cash charge of $108.1 million to establish a valuation allowance on its U.S. deferred tax assets. The high effective tax rate for 2010 is due to an increase in the valuation allowance of $15.7 million because no tax benefit is being provided on losses incurred in the United States and certain foreign jurisdictions where valuation allowances are recorded against future tax benefits, and because of an $8.6 million expense recorded to reflect the tax impact of foreign currency fluctuations on an intercompany debt obligation, partially offset by the benefit of a $2.8 million out-of-period adjustment recorded in the second quarter to increase deferred tax assets of a non-U.S. subsidiary.

Income (Loss) from Continuing Operations

Income from continuing operations was $7.8 million, or $0.14 per diluted share, compared to a loss of $118.6 million, or $2.18 per diluted share, in the prior year.

Income (Loss) from Discontinued Operations

Income from discontinued operations was $4.6 million, or $0.08 per diluted share, compared to a $7.5 million loss, or $0.14 per diluted share, in the prior-year period.

The financial statement caption “discontinued operations” includes the results of ACCO’s former commercial print finishing business, which supplied commercial laminating film and equipment to printers and packaging suppliers and represented approximately $100 million in annual net sales. During the fourth quarter of 2008, ACCO’s Board of Directors authorized management to sell its commercial print finishing business and in the first quarter of 2009, ACCO announced it had reached a definitive agreement to sell this business and to exit from selling high volume laminating film and equipment.

The financial statement caption “discontinued operations” also includes the results of ACCO’s GBC Fordigraph Pty. Ltd. business. In June of 2011, and with effect from May 31, 2011, ACCO sold its GBC Fordigraph Pty. Ltd. business to The Neopost Group. The Australia-based business was formerly part of the ACCO Brands International segment and is included in the financial statements as discontinued operations. The GBC Fordigraph business represented approximately $46 million in annual net sales for the year ended December 31, 2010. As of the third quarter of 2011. ACCO has received net proceeds of $53.6 million and anticipates pre-tax net proceeds of $52.9 million, inclusive of working capital adjustments and estimated selling costs. In connection with this transaction, through the third quarter of 2011, ACCO recorded a gain on sale of $36.9 million, net of tax.

In June 2009, ACCO completed the sale of its commercial print finishing business for final proceeds of $16.2 million, after final working capital adjustments made during the third quarter. As a result of the adjustments, ACCO received net cash proceeds before expenses of $12.5 million and a $3.65 million note due from the buyer payable in installments of $1.325 million in June, 2011 and $2.325 million in June, 2012. Interest on the unpaid balance is payable at the rate of 4.9 percent per annum. The sale resulted in a pre-tax loss for the year 2009 of $0.8 million ($1.1 million after-tax), which included a pre-tax pension curtailment gain of $0.5 million. During the fourth quarter of 2010, ACCO completed the sale of a property formerly occupied by its commercial print finishing business, resulting in a gain on sale of $1.7 million. Also in 2010, ACCO recorded a loss on sale of $0.1 million ($0.2 million after-tax) related to the settlement of litigation attributable to the wind-down of the disposed operations.

During the year ended December 31, 2010 discontinued operations included $5.2 million in income from operations ($3.7 million after-tax) from the GBC Fordigraph Pty. Ltd. business. During the year ended December 31, 2009 discontinued operations included $4.7 million in income from operations ($2.8 million after-tax) from the GBC Fordigraph Pty. Ltd. business.

For further information on ACCO’s discontinued operations see Note 18, Discontinued Operations, to ACCO’s updated audited annual financial statements as of December 31, 2009 and 2010, and for the three years ended December 31, 2010, filed as an exhibit to its Current Report on Form 8-K dated December 15, 2011, which have been incorporated by reference in this proxy statement/prospectus-information statement.

The components of discontinued operations for the years ended December 31, 2010 and 2009 are as follows:

(in millions)	2010	2009
Loss from operations before income taxes	$6.6	$(4.3)
Loss on sale before income tax	(0.1)	(0.8)
Provision for income taxes	1.9	2.4

Income (loss) from discontinued operations	$4.6	$(7.5)

Net Income (Loss)

Net income was $12.4 million, or $0.22 per diluted share, compared to a net loss of $126.1 million, or $2.32 per diluted share in the prior year.

Segment Discussion

ACCO Brands Americas

Results

	Year Ended December 31,		Amount of Change
(in millions)	2010	2009	$	%
Net sales	$688.3	$671.5	$16.8	3%
Operating income	56.3	38.6	17.7	46%
Operating income margin	8.2%	5.7%		2.5 pts
Impairment, restructuring and other charges	—	6.9	(6.9)	NM

ACCO Brands Americas net sales increased $16.8 million, or 3%, to $688.3 million. The favorable impact from foreign currency translation increased sales by $12.1 million, or 2%. Sales volume increased 2% driven by growth in all markets, partially offset by reduced pricing.

ACCO Brands Americas operating income increased $17.7 million, to $56.3 million, and operating income margin increased to 8.2% from 5.7% in the prior year period. The increase in operating income primarily reflects the impact of an improved gross margin resulting from improved product mix; sourcing, production, freight and distribution efficiencies; the absence of $6.9 million in impairment, restructuring and other charges incurred in the 2009 period; and $2.0 million of foreign exchange benefit. This increase was partially offset by $17.3 million of higher compensation expense resulting primarily from temporary salary reductions and suspension of management incentive programs and retirement plan contributions in 2009 together with increased commodity costs in 2010.

ACCO Brands International

Results

	Year Ended December 31,		Amount of Change
(in millions)	2010	2009	$	%
Net sales	$419.3	$398.8	$20.5	5%
Operating income	31.5	23.0	8.5	37%
Operating income margin	7.5%	5.8%		1.7pts
Impairment, restructuring and other charges	—	13.4	(13.4)	NM

ACCO Brands International net sales increased $20.5 million, or 5%, to $419.3 million. The favorable impact from foreign currency translation increased sales by $12.5 million, or 3%. All regions experienced volume growth, offset by lower pricing, principally in Australia where foreign exchange volatility required significant price increases in 2009, which were reversed in 2010.

ACCO Brands International operating income increased $8.5 million, to $31.5 million, and operating income margin increased to 7.5% from 5.8% in the prior-year period. The increase in operating income was primarily the result of the absence of $13.4 million in impairment, restructuring and other charges incurred in the 2009 period. Reduced operating performance came from our European operations, which suffered increases in its cost of goods sold due to higher commodity costs and weak local currencies versus the US dollar together with increased customer program costs. This decrease in operating income was partially offset by improved operating performance from our other international regions.

Computer Products Group

Results

	Year Ended December 31,		Amount of Change
(in millions)	2010	2009	$	%
Net sales	$177.0	$163.0	$14.0	9%
Operating income	43.0	31.7	11.3	36%
Operating income margin	24.3%	19.4%		4.9 pts
Impairment, restructuring and other charges	—	2.6	(2.6)	NM

Computer Products net sales increased $14.0 million, or 9%, to $177.0 million. The increase reflects strong growth in sales mainly from security products in most regions. There was no net impact due to currency translation on the full year results.

Operating income increased 36%, or $11.3 million, to $43.0 million, with operating income margins increasing to 24.3% from 19.4%. The increase in operating income was principally due to higher royalty income from security products, favorable product mix, higher sales volumes and the absence of $2.6 million in restructuring and other charges incurred in the 2009 period, partially offset by $4.0 million of higher compensation expense resulting primarily from temporary salary reductions, and the suspension of management incentive programs and retirement plan contributions in 2009.

2009 versus 2008

The following table presents ACCO’s results for the years ended December 31, 2009 and 2008.

	Year Ended December 31,		Amount of Change
(in millions)	2009	2008	$	%
Net sales	$1,233.3	$1,539.2	$(305.9)	(20)%
Cost of products sold	868.7	1,071.4	(202.7)	(19)%
Gross profit	364.6	467.8	(103.2)	(22)%
Gross profit margin	29.6%	30.4%		(0.8	)pts
Advertising, selling, general and administrative expenses	263.0	367.6	(104.6)	(28)%
Amortization of intangibles	7.1	7.5	(0.4)	(5)%
Restructuring charges	17.4	28.8	(11.4)	(40)%
Goodwill and asset impairment charges	1.7	263.8	(262.1)	(99)%
Operating income (loss)	75.4	(199.9)	275.3	138%
Operating income margin	6.1%	NM		NM
Interest expense, net	67.0	63.7	3.3	5%
Equity in earnings of joint ventures	(4.4)	(6.5)	2.1	32%
Other (income) expense, net	5.4	(17.8)	23.2	130%
Income taxes	126.0	15.8	110.2	NM
Effective tax rate	NM	NM		NM
Loss from continuing operations	(118.6)	(255.1)	136.5	54%
Loss from discontinued operations, net of income taxes	(7.5)	(84.1)	76.6	91%
Net loss	(126.1)	(339.2)	213.1	63%

Net Sales

Net sales decreased $305.9 million, or 20%, to $1.23 billion. The decline in sales was broad-based and occurred in every business unit, driven mainly by weak consumer demand. The unfavorable impact of foreign currency translation reduced net sales by $53.7 million (3%). The decline in sales was partially offset by price increases in international markets, which offset the adverse foreign currency effect on our Asian sourced cost of goods sold in international markets.

Cost of Products Sold

Cost of products sold includes all manufacturing, product sourcing and distribution costs, including depreciation related to assets used in the manufacturing and distribution process, inbound and outbound freight, shipping and handling costs, purchasing costs associated with materials and packaging used in the production processes. Cost of products sold decreased $202.7 million, or 19%, to $868.7 million. The decrease principally reflects the decrease in volume and the decrease from currency translation, partially offset by increased cost of goods from commodity costs and adverse foreign currency effect on our Asian sourced cost of goods sold in international markets.

In addition, certain other charges have been recorded within cost of products sold. These charges are incremental to the cost of ACCO’s underlying restructuring actions but do not qualify as restructuring. These charges include redundant warehousing or storage costs during the transition to new distribution centers, equipment and other asset move costs, ongoing facility overhead and maintenance costs after exit, and employee retention incentives. For the year ended December 31, 2009 and 2008, these charges totaled $3.4 million and $7.5 million, respectively.

Gross Profit

Gross profit decreased $103.2 million, or 22%, to $364.6 million. Currency translation adversely impacted gross profit by $16.4 million. Gross profit decreased principally due to lower sales volume. Gross profit margin decreased to 29.6% from 30.4% due to adverse product mix and lower demand in our direct customer channel and higher commodity costs, reflecting the reduction in non-essential spending by customers and sustained weakness of the U.S. dollar, respectively. Freight and distribution costs were also higher than planned as we continue to place great focus on our achievement of required customer service metrics. Partly offsetting the decline were benefits from the flow through of price increases and product outsourcing savings.

SG&A (Advertising, selling, general and administrative expenses)

SG&A expenses include advertising, marketing, selling (including commissions), research and development, customer service, depreciation related to assets outside the manufacturing and distribution processes and all other general and administrative expenses outside the manufacturing and distribution functions (e.g., finance, human resources, information technology, etc.). SG&A decreased $104.6 million, or 28%, to $263.0 million, with favorable currency translation contributing $11.7 million, or 3% of the decline. As a percentage of sales, SG&A improved to 21.3% from 23.9% reflecting cost reduction initiatives, which included reducing marketing and discretionary expenditures, temporary pay and benefit reductions for U.S. based employees, including freezing the U.S. pension plan and voluntary unpaid leave in Europe (which benefited mainly the first half by $13.4 million). In addition, management again paid minimal incentive plan payments, which was consistent with 2008.

In addition, certain other charges have been recorded within SG&A. These charges are incremental to the cost of ACCO’s underlying restructuring actions and do not qualify as restructuring. These charges include redundant costs during the transition to a new location, asset move costs, facility overhead and maintenance costs after exit, gains on the sale of exited facilities, certain costs associated with ACCO’s debt refinancing and employee retention incentives. For the year ended December 31, 2009 and 2008, these charges totaled $1.2 million and $3.1 million, respectively. Included within these amounts, in 2008, ACCO recognized a $3.5 million gain on the sale of a manufacturing facility and recorded net gains of $2.4 million on the sale of three additional properties.

Operating Income (Loss)

Operating income was $75.4 million compared to an operating loss of $199.9 million in the prior year. The increase in operating income was principally driven by a net year over year decrease of $262.1 million in goodwill and trade name impairment charges lower marketing expenditures, the benefits from cost reductions including lower payroll costs, partially offset by lower sales volume, adverse product mix and adverse foreign exchange translation of $4.4 million.

Interest Expense, Equity in Earnings of Joint Ventures and Other (Income) Expense

Interest expense increased $3.3 million to $67.0 million, reflecting higher interest rates for the last quarter from ACCO’s new capital structure.

Equity in earnings of joint ventures decreased $2.1 million to $4.4 million reflecting lower income from our unconsolidated joint ventures. The decrease reflects the economic slowdown, higher borrowing and other costs associated with a business acquisition made by the Australian joint venture in the first quarter of 2009 and adverse foreign currency translation.

Other expense was $5.4 million, compared to income of $17.8 million in the prior-year period. In connection with the refinancing transactions that occurred in September 2009, ACCO recorded a $9.1 million loss on the early extinguishment of debt associated with the repayment of $403.0 million of borrowings outstanding under its senior secured credit agreements and accounts receivable securitization facility, partially offset by a $4.9 million gain on the early extinguishment of debt in connection with the repurchase of $29.1 million of Senior Subordinated Notes. During 2008, ACCO purchased $49.6 million of its outstanding Senior Subordinated Notes resulting in gains of $19.0 million on the early extinguishment of debt. For a further discussion on ACCO’s refinancing transactions see Note 3, Long-term debt and Short-term borrowings to ACCO’s updated audited annual financial statements as of December 31, 2009 and 2010, and for the three years ended December 31, 2010, filed as an exhibit to its Current Report on Form 8-K dated December 15, 2011, which have been incorporated by reference in this proxy statement/prospectus-information statement.

Income Taxes

For the year ended December 31, 2009, ACCO recorded income tax expense of $126.0 million on income before taxes of $7.4 million. This compares to income tax expense of $15.8 million on a loss before taxes of $239.3 million in the prior year period. During the second quarter of 2009, ACCO recorded a non-cash charge of $108.1 million to establish a valuation allowance on its U.S. deferred tax assets. Income tax expense in 2008 of $15.8 million included an increase in the valuation allowance of $27.4 million relating to certain foreign and domestic state deferred tax assets and tax loss carryforwards.

Loss from Continuing Operations

Loss from continuing operations was $118.6 million, or $2.18 per diluted share, compared to a loss from continuing operations of $255.1 million or $4.71 per diluted share in the prior year.

Loss from Discontinued Operations

Loss from discontinued operations was $7.5 million, or $0.14 per diluted share, compared to $84.1 million, or $1.55 per share, in the prior-year period.

The financial statement caption “discontinued operations” includes the results of ACCO’s former commercial print finishing business, which supplied commercial laminating film and equipment to printers and packaging suppliers and represented approximately $100 million in annual net sales. During the fourth quarter of 2008, ACCO’s Board of Directors authorized management to sell its commercial print finishing business and in the first quarter of 2009, ACCO announced it had reached a definitive agreement to sell this business and to exit from selling high volume laminating film and equipment.

The financial statement caption “discontinued operations” also includes the results of ACCO’s GBC Fordigraph Pty Ltd business. In June of 2011, and with effect from May 31, 2011, ACCO sold its GBC Fordigraph Pty Ltd business to The Neopost Group. The Australia-based business was formerly part of the ACCO Brands International segment and is included in the financial statements as discontinued operations. The GBC Fordigraph business represented approximately $46 million in annual net sales for the year ended December 31, 2010. As of the third quarter of 2011, ACCO has received net proceeds of $53.6 million and anticipates pre-tax net proceeds of $52.9 million, inclusive of working capital adjustments and estimated selling costs. In connection with this transaction, through the third quarter of 2011, ACCO recorded a gain on sale of $36.9 million, net of tax.

In regards to ACCO’s former commercial print finishing business, in the first quarter of 2009 ACCO recorded an additional charge of $3.3 million ($1.8 million after-tax) to reflect a change in the estimate of the fair value less the cost to dispose of its commercial print finishing business. In June 2009, ACCO completed the sale of its commercial print finishing business for final proceeds of $16.2 million, after final working capital adjustments made during the third quarter. As a result of the adjustments, ACCO received net cash proceeds before expenses of $12.5 million and a $3.65 million note due from the buyer payable in installments of $1.325 million in June, 2011 and $2.325 million in June, 2012. Interest on the unpaid balance is payable at the rate of

4.9 percent per annum. The sale resulted in a pre-tax loss of $0.8 million ($1.1 million after-tax). The loss on sale includes a pre-tax pension curtailment gain of $0.5 million. During the year ended December 31, 2008, ACCO recorded $84.8 million of goodwill and asset impairment charges. Included in this amount were charges to goodwill of $35.1 million, property, plant and equipment of $22.2 million, identifiable intangible assets of $10.5 million and other current assets of $17.0 million.

During the year ended December 31, 2009 discontinued operations included $4.7 million in income from operations ($2.8 million after-tax) from the GBC Fordigraph Pty Ltd business. During the year ended December 31, 2008 discontinued operations included a loss of $6.8 million in income from operations ($7.9 million after-tax) from the GBC Fordigraph Pty Ltd business. In 2008, ACCO recorded $10.6 million of goodwill and asset impairment charges. Included in this amount were charges to goodwill of $9.9 million and identifiable intangible assets of $0.7 million.

For further information on ACCO’s discontinued operations see Note 18, Discontinued Operations, to ACCO’s updated audited annual financial statements as of December 31, 2009 and 2010, and for the three years ended December 31, 2010, filed as an exhibit to its Current Report on Form 8-K dated December 15, 2011, which have been incorporated by reference in this proxy statement/prospectus.

The components of discontinued operations for the years ended December 31, 2009 and 2008 are as follows:

(in millions of dollars)	2009	2008
Loss from operations before income taxes	$(4.3)	$(95.2)
Loss on sale before income tax	(0.8)	—
Provision (benefit) for income taxes	2.4	(11.1)
Loss from discontinued operations	$(7.5)	$(84.1)

Net Loss

Net loss was $126.1 million, or $2.32 per diluted share, compared to a net loss of $339.2 million, or $6.26 per diluted share in 2008.

Segment Discussion

ACCO Brands Americas

Results

	Year Ended December 31,		Amount of Change
(in millions)	2009	2008	$	%
Net sales	$671.5	$820.8	$(149.3)	(18)%
Operating income (loss)	38.6	(134.0)	172.6	NM
Operating income margin	5.7%	NM		NM
Impairment, restructuring and other charges	6.9	181.5	(174.6)	NM

ACCO Brands Americas net sales decreased $149.3 million, or 18%, to $671.5 million. The decrease reflects volume declines in all markets driven by weak consumer demand. Demand was lower in direct and commercial channels than at retail and reflects the higher level of durable products in the product mix that have experienced greater volume decline due to the poor economy and are sold in those channels. Further contributing to the decline in net sales was $16.5 million of adverse foreign currency translation, which accounted for 2% of the overall sales decline.

ACCO Brands Americas operating income was $38.6 million compared to an operating loss of $134.0 million in the prior year. The increase in operating income was principally due to a net year-over-year decrease of $159.7 million in goodwill and trade name impairment charges, reduced restructuring and other charges and other cost reductions, including reduced marketing expenditures, headcount reductions, temporary salary and benefit reductions in the first two quarters, partially offset by lower sales volumes, commodity cost increases, and freight and distribution expense spending which was higher than planned and which we considered necessary to achieve our improved customer service metrics.

ACCO Brands International

Results

	Year Ended December 31,		Amount of Change
(in millions)	2009	2008	$	%
Net sales	$398.8	$512.5	$(113.7)	(22)%
Operating income (loss)	23.0	(67.6)	90.6	NM
Operating income margin	5.8%	NM		NM
Impairment, restructuring and other charges	13.4	110.7	(97.3)	(88)%

ACCO Brands International net sales decreased $113.7 million, or 22%, to $398.8 million. The decrease reflected volume declines, principally in Europe, driven by weak consumer demand particularly for durable products and a small amount ($7.4 million) of lost product placement (share loss). In addition, the unfavorable impact of foreign currency translation reduced net sales by 6%, or $30.2 million. These items were partially offset by the flow-through from price increases.

ACCO Brands International operating income was $23.0 million compared to an operating loss of $67.6 million in the prior year. The increase in operating income was principally due to a net year-over-year decrease of $99.6 million in goodwill and trade name impairment charges and other cost savings associated with reduced selling and marketing expenditures, lower headcount, and business integration activities, partially offset by lower sales volumes, higher pension costs, and freight and distribution expense spending which was higher than planned and which we considered necessary to achieve our improved customer service metrics. Price increases approximately offset higher Asian-sourced costs and freight due to the relative strength of the U.S. dollar.

Computer Products Group

Results

	Year Ended December 31,		Amount of Change
(in millions)	2009	2008	$	%
Net sales	$163.0	$205.9	$(42.9)	(21)%
Operating income	31.7	30.1	1.6	5%
Operating income margin	19.4%	14.6%		4.8 pts
Impairment, restructuring and other charges	2.6	6.9	(4.3)	(62)%

Computer Products net sales decreased $42.9 million, or 21%, to $163.0 million. The decrease in sales was primarily due to lower sales volumes from weak demand, particularly in the United States and the United Kingdom, as well as $7.0 million of unfavorable currency translation that accounted for 3% of the total sales decline. Contributing to the decline in the United States was the loss of Circuit City as a major customer as a result of its bankruptcy in the fourth quarter of 2008, which accounted for 7% of the decline in the year.

Operating income increased $1.6 million, or 5%, to $31.7 million, and operating income margin increased to 19.4% from 14.6%. The increase in operating income was principally due to lower impairment, restructuring and other charges, cost-reductions including reduced marketing, legal and other discretionary expenditures, and temporary salary reductions, partially offset by lower sales volumes. The improvement in operating margin resulted from substantial reductions in advertising, selling, general and administrative expenses including the temporary benefits from salary and benefit reductions for U.S. employees. Excess inventory largely resulting from the bankruptcy of Circuit City was fully liquidated in 2009 at favorable recovery rates, resulting in a $1.3 million credit during that year.

Liquidity and Capital Resources

Our primary liquidity needs are to service indebtedness, fund capital expenditures and support working capital requirements. Our principal sources of liquidity are cash flows from operating activities, cash and cash equivalents held and borrowings under our ABL Facility (defined below). Because of the seasonality of our business we typically carry greater cash balances in the third and fourth quarters of our fiscal year. Lower cash balances are typically carried during the first and second quarters due to the timing of payments made by ACCO pursuant to customer rebate and management incentive programs. We maintain adequate financing arrangements at market rates. Our priority for cash flow over the near term, after internal growth, is to invest in new products through both organic development and acquisitions and to fund the reduction of debt.

Refinancing Transactions

On September 30, 2009, ACCO issued Senior Secured Notes and entered into the Existing ABL Facility providing for borrowings of up to $175.0 million subject to borrowing base limitations including a $40 million sub-limit for letters of credit and an optional $50 million accordion feature (available to fund working capital growth if needed). Initial borrowings under the Existing ABL Facility were $16.1 million. As of December 31, 2010 and 2009 there were no borrowings outstanding under the Existing ABL Facility. These funds together with the $453.1 million in proceeds from the issuance of the Senior Secured Notes were used to (i) repay all these outstanding borrowings under and terminate ACCO’s prior senior secured credit agreements, (ii) repay all outstanding borrowings under and terminate an accounts receivable securitization program, (iii) terminate a cross-currency swap agreement, (iv) repurchase approximately $29.1 million aggregate principal amount of the Senior Subordinated Notes due August 15, 2015 and (v) pay the fees, expenses and other costs related to such transactions.

For a further discussion on ACCO’s refinancing transactions see Note 3, Long-term debt and Short-term borrowings to ACCO’s updated audited annual financial statements as of December 31, 2009 and 2010, and for the three years ended December 31, 2010, filed as an exhibit to its Current Report on Form 8-K dated December 15, 2011, which have been incorporated by reference in this proxy statement/prospectus.

Loan Covenants

The indentures governing our Senior Secured Notes and Senior Subordinated Notes do not contain quarterly or annual financial performance covenants. However, these indentures restrict, among other things, ACCO Brands’ ability and the ability of ACCO Brands’ restricted subsidiaries to, subject to certain exceptions, incur additional indebtedness, create liens, pay dividends, make certain investments, enter into certain types of transactions with affiliates and provide for limitations on any restricted subsidiary’s ability to pay dividends, make loans, or transfer assets to ACCO Brands or other restricted subsidiaries.

The Existing ABL Facility contains customary terms and conditions, including limitations on liens and indebtedness, asset sales, and intercompany transactions. A springing fixed charge financial covenant would be triggered if the excess availability under the Existing ABL Facility falls below $20.0 million or 15% of total commitments. The Existing ABL Facility also contains cash dominion provisions that apply in the event that ACCO’s excess availability fails to meet certain thresholds. Further, it limits the ability of ACCO to repurchase Senior Subordinated Notes while the facility is utilized.

The Senior Secured Notes, Senior Subordinated Notes and the Existing ABL Facility contain customary events of default, including payment default, breach of representation and warranties, covenant defaults, cross-defaults and cross-accelerations, certain bankruptcy or insolvency events, judgment defaults, certain ERISA-related events, changes in control or ownership and invalidity of any collateral or guarantee or other document. Any inability to pay interest on, or principal of, our outstanding debt as it becomes due could result in an event of default under any of the agreements governing any of our debt obligations, in which case our lenders could elect to declare all amounts outstanding to be immediately due and payable. If the lenders accelerate the payment of any of our indebtedness, our assets may not be sufficient to repay in full such indebtedness and any other indebtedness that would become due as a result of such acceleration and, if we were unable to obtain replacement financing or any such replacement financing was on terms that were less favorable than the indebtedness being replaced, our liquidity and results of operations would be materially and adversely affected.

Compliance with Loan Covenants

Based on our borrowing base, as of December 31, 2010, the amount available for borrowings under ACCO’s Existing ABL Facility was $168.1 million (allowing for $6.9 million of letters of credit outstanding on that date). ACCO’s Existing ABL Facility would not be affected by a change in its credit rating.

As of and for the period ended December 31, 2010, ACCO was in compliance with all applicable loan covenants.

Guarantees and Security

The Senior Secured Notes are guaranteed on a senior secured basis by ACCO’s existing and future domestic subsidiaries, with certain exceptions, and are secured on a first-priority basis by a lien on substantially all of ACCO’s and guarantors’ present and future assets (other than receivables and inventory and their related general intangibles and certain other assets), including equipment, certain owned and leased real property interests, trade names and certain other intellectual property, certain intercompany receivables and all present and future equity interests of each of ACCO’s and guarantors’ directly owned domestic subsidiaries and up to 65% of the present and future equity interests of certain of ACCO’s and the guarantors’ directly owned foreign subsidiaries, in each case subject to certain exceptions and customary permitted liens. The Senior Secured Notes and the related guarantees also are secured on a second-priority basis by a lien on the assets that secure ACCO’s and the guarantors’ obligations under the Existing ABL Facility, including accounts receivable, inventory and the other assets identified as excluded first-lien assets above.

ACCO’s obligations under the Existing ABL Facility are guaranteed by the same subsidiaries that guarantee the Senior Secured Notes together with certain of ACCO’s foreign subsidiaries and are secured on a first-priority basis by a lien on substantially all of ACCO’s and such guarantors’ accounts receivable, inventory and the other assets identified as excluded first-lien assets above with respect to the Notes.

Cash Flow

2010 versus 2009

Cash Flow from Operating Activities

For the year ended December 31, 2010, cash provided from operating activities was $54.9 million, compared to $71.5 million in the prior year. Net income for 2010 was $12.4 million. The net loss for 2009 was $126.1 million, and was principally the result of a $108.1 million non-cash charge related to the impairment of U.S. deferred tax assets. Non-cash adjustments to pre-tax net income in 2010 totaled $46.2 million, compared to $59.9 million in 2009. Pre-tax net income adjusted for non-cash charges was $91.2 million in 2010 compared to $62.2 million in 2009.

(in millions)	2010	2009
Pre-tax Net Income—Continuing Operations	$38.5	$7.4
Pre-tax Net Income/(Loss)—Discontinued Operations	6.5	(5.1)

Pre-tax Net Income	45.0	2.3
Pre-tax Non-cash Charges	46.2	59.9

Pre-tax Net Income Adjusted for Non-cash Charges	$91.2	$62.2

The table below shows our cash flow from accounts receivable, inventories and accounts payable for the years ended December 31, 2010 and 2009, respectively:

(in millions)	2010	2009
Accounts Receivable	$(18.5)	$41.5
Inventories	(9.8)	78.7
Accounts Payable	14.8	(54.9)

Cash Flow from Net Working Capital	$(13.5)	$65.3

Operating cash flow in 2010 of $54.9 million was the result of the realization of income from operations, partly offset by the use of cash to fund net working capital and contributions to our pension plans. During the 2010 year, a recurring pattern of strong sales during the final month of each quarter lead to higher quarter end accounts receivable balances. In addition, inventory levels increased in comparison to the prior year due to higher commodity costs and in support of the sales growth anticipated during the first quarter of 2011. Reduced cash payments associated with restructuring and integration activities of $30.8 million were partially offset by interest payments that were $16.2 million and cash contributions to our pension plans that were $7.7 million higher than the prior year, respectively. The operating cash flow of $71.5 million in 2009 included a net source of $65.3 million that was generated as we focused on right-sizing our net working capital. Significant inventory reductions were achieved across our global businesses and our accounts receivable remained well-controlled as we responded to sales volume declines due to the economic downturn. Because of the inability of some of our suppliers to obtain credit insurance, we were required to pay certain suppliers more promptly, offsetting some of our gains from working capital management.

Cash Flow from Investing Activities

Cash used by investing activities was $14.9 million and $3.9 million for the years ended December 31, 2010 and 2009, respectively. Gross capital expenditures were $12.6 million and $10.3 million for the years ended December 31, 2010 and 2009, respectively, with the increase related to investments in information technology projects, primarily in our foreign operations. Litigation settlements associated with discontinued operations resulted in payments of $3.7 million in 2010, in comparison to $9.2 million of net cash proceeds that were received in the prior year when the discontinued operations were sold. Related to discontinued operations, additional cash proceeds of $3.7 million and additional payments associated with the sale of approximately $1.5 million are expected. Proceeds from the disposition of assets were $2.5 million for the year ended 2010, an increase of $1.9 million from the prior year, principally due to the sale of a former property of our discontinued operations during the fourth quarter of 2010.

Cash Flow from Financing Activities

Cash used by financing activities was $0.1 million and $44.5 million for the years ended December 31, 2010 and 2009, respectively. The decrease in cash used by financing activities primarily reflects the impact of ACCO’s refinancing transactions, which were completed at the end of the third quarter of 2009 and included the settlement of a Euro debt cross-currency swap at a cost of $40.8 million and $20.6 million of debt issuance payments. For a further discussion on ACCO’s refinancing transactions see Note 3, Long-term debt and Short-term borrowings to ACCO’s updated audited annual financial statements as of December 31, 2009 and 2010, and for the three years ended December 31, 2010, filed as an exhibit to its Current Report on Form 8-K dated December 15, 2011, which have been incorporated by reference in this proxy statement/prospectus-information statement.

2009 versus 2008

Cash Flow from Operating Activities

For the year ended December 31, 2009, cash provided from operating activities was $71.5 million, compared to $37.2 million in the prior year. The net loss for 2009 was $126.1 million, and was principally the result of a $108.1 million non-cash charge related to the impairment of U.S. deferred tax assets. The net loss for the 2008 year was $339.2 million, and was principally the result of non-cash tangible and intangible asset impairment expenses totaling $359.2 million (pre-tax). Non-cash adjustments to pre-tax net income in 2009 totaled $59.9 million, compared to $390.7 million in 2008. Pre-tax net income adjusted for non-cash charges was $62.2 million in 2009 compared to $56.2 million in 2008.

(in millions)	2009	2008
Pre-tax Net Income/(Loss)—Continuing Operations	$7.4	$(239.3)
Pre-tax Net Income/(Loss)—Discontinued Operations	(5.1)	(95.2)

Pre-tax Net Income/(Loss)	2.3	(334.5)
Pre-tax Non-cash Charges	59.9	390.7

Pre-tax Net Income Adjusted for Non-cash Charges	$62.2	$56.2

The table below shows our cash flow from accounts receivable, inventories and accounts payable for the years ended December 31, 2009 and 2008, respectively:

(in millions)	2009	2008
Accounts Receivable	$41.5	$80.8
Inventories	78.7	(8.4)
Accounts Payable	(54.9)	(36.9)

Cash Flow from Net Working Capital	$65.3	$35.5

The operating cash flow of $71.5 million in 2009 included a net source of $65.3 million that was generated as we focused on right-sizing our working capital. Significant inventory reductions were achieved across our global businesses and our accounts receivable remained well-controlled as we responded to sales volume declines due to the economic downturn. Because of the inability of some of our suppliers to obtain credit insurance, we were required to pay certain suppliers more promptly, offsetting some of our gains from working capital management. For the year 2008, operating cash flow of $37.2 million included a net source of $35.5 million from working capital, driven by excess cash collections of accounts receivable during the fourth quarter, reflecting the significant decrease in sales which did not replenish our accounts receivable balance. This was partly offset by increased inventory levels, as we were not able to quickly right-size inventories in response to the lower sales demand that our business experienced during the second half of the year.

Cash Flow from Investing Activities

Cash used by investing activities was $3.9 million and $18.7 million for the years ended December 31, 2009 and 2008, respectively. Gross capital expenditures were $10.3 million and $43.5 million for the years ended December 31, 2009 and 2008, respectively. The decrease was driven by the completion of distribution facility and information technology projects in the prior year, as well as planned reductions in spending in 2009. The sale of discontinued operations during 2009 generated cash proceeds of $9.2 million, net of selling costs. Additional cash proceeds of $3.8 million and additional costs associated with that sale of approximately $5.6 million are expected to be paid at a future date. Activity in 2008 included $24.8 million of net proceeds, primarily from the sale of four former manufacturing and administrative facilities.

Cash Flow from Financing Activities

Cash used by financing activities was $44.5 million and $37.7 million for the years ended December 31, 2009 and 2008, respectively. The increase in cash used by financing activities was entirely driven by the refinancing transactions described above, including $40.8 million associated with the settlement of our Euro debt cross-currency swap, and $20.6 million of debt issuance payments. For a further discussion on ACCO’s refinancing transactions see Note 3, Long-term debt and Short-term borrowings to ACCO’s updated audited annual financial statements as of December 31, 2009 and 2010, and for the three years ended December 31, 2010, filed as an exhibit to its Current Report on Form 8-K dated December 15, 2011, which have been incorporated by reference in this proxy statement/prospectus-information statement.

Capitalization

We had approximately 54.9 million common shares outstanding as of December 31, 2010.

Adequacy of Liquidity Sources

ACCO is subject to credit risk relative to the ability of counterparties to meet their contractual payment obligations or the potential non-performance of counterparties to deliver contracted commodities or services at the contracted price. The impact of any global economic downturn and the ability of our suppliers and customers to access credit markets is also unpredictable, outside of our control and may create additional risks for us, both directly and indirectly. The inability of suppliers to access financing or the insolvency of one or more of our suppliers could lead to disruptions in our supply chain, which could adversely impact our sales and/or increase our costs. Our suppliers may require us to pay cash in advance or obtain letters of credit for their benefit as a condition to selling us their products and services. If one or more of our principal customers were to file for bankruptcy, our sales could be adversely impacted and our ability to collect outstanding accounts receivable from any such customer could be limited. Any of these risks and uncertainties could have a material adverse effect on our business, financial condition, results of operations or cash flows.

Based on its 2011 business plan and latest forecasts, ACCO believes that cash flow from operations, its current cash balance and other sources of liquidity, including borrowings available under our Existing ABL Facility will be adequate to support requirements for working capital, capital expenditures and service indebtedness for the foreseeable future. Our future operating performance is dependent on many factors, some of which are beyond our control, including prevailing economic, financial and industry conditions (see the risk factors discussed in Part I, Item 1A—Risk Factors in ACCO’s annual report on Form 10-K for the year ended December 31, 2010).

Our operating performance and ability to comply with restrictions under our borrowing arrangements are dependent on our continued ability to access funds under our credit and loan agreements, including under our

ABL Facility and from cash on hand, maintain sales volumes, drive profitable growth, realize cost savings and generate cash from operations. The financial institutions that fund our Existing ABL Facility could also be impacted by any volatility in the credit markets, and if one or more of them could not fulfill our revolving credit requests, our operations may be adversely impacted. If our revolving credit is unavailable due to a lender not being able to fund requested amounts, or because we have not maintained compliance with our covenants, or we do not meet our sales or growth initiatives within the time frame we expect, our cash flow could be materially adversely impacted. A material decrease in our cash flow could cause us to fail to meet our obligations under our borrowing arrangements. A default under our credit or loan agreements could restrict or terminate our access to borrowings and materially impair our ability to meet our obligations as they come due. If we do not comply with any of our covenants and thereafter we do not obtain a waiver or amendment that otherwise addresses that non-compliance, our lenders may accelerate payment of all amounts outstanding under the affected borrowing arrangements, which amounts would immediately become due and payable, together with accrued interest. Such an acceleration would cause a default under the indentures governing the Senior Secured Notes and the Senior Subordinated Notes and other agreements that provide us with access to funding. Any one or more defaults, or our inability to generate sufficient cash flow from our operations in the future to service our indebtedness and meet our other needs, may require us to refinance all or a portion of our existing indebtedness or obtain additional financing or reduce expenditures that we deem necessary to our business. There can be no assurance that any refinancing of this kind would be possible or that any additional financing could be obtained. The inability to obtain additional financing could have a material adverse effect on our financial condition and on our ability to meet our obligations to note holders.

Our cash flows from operating activities are dependent upon a number of factors that affect our sales, including demand, pricing and competition. Historically, key drivers of demand in the office products industry have included economic conditions generally, and specifically trends in gross domestic product (GDP), which affect business confidence and the propensity to purchase consumer durables, white collar employment levels, and growth in the number of small businesses and home offices together with increasing usage of personal computers. Pricing and demand levels for office products have also reflected a substantial consolidation within the global resellers of office products. Those resellers are our principal customers. This consolidation has led to increased pricing pressure on suppliers and a more efficient level of asset utilization by customers, resulting in lower sales volumes and higher costs from more frequent small orders for suppliers of office products. We sell products in highly competitive markets, and compete against large international and national companies, regional competitors and against our own customers’ direct and private-label sourcing initiatives.

Off-Balance-Sheet Arrangements and Contractual Financial Obligations

We do not have any material off-balance-sheet arrangements that have, or are reasonably likely to have, a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources.

Our contractual obligations and related payments by period at December 31, 2010 were as follows:

(in millions)	Total	2011	2012 – 2013	2014 – 2015	Thereafter
Contractual obligations
Notes payable and long-term debt(1)	$733.3	$0.2	$0.4	$732.7	$—
Interest on long-term debt	321.5	69.6	139.2	112.7	—
Operating lease obligations	98.5	20.0	29.8	20.0	28.7
Purchase obligations(2)	33.3	30.9	1.6	0.8	—
Other long-term liabilities(3)	12.2	12.2	—	—	—

Total	$1,198.8	$132.9	$171.0	$866.2	$28.7

(1)	Debt obligations include an amount in excess of the carrying value of debt which reflects the original issue discount on the Senior Secured Notes ($5.7 million as of December 31, 2010).

(2)	Purchase obligations primarily consist of contracts and non-cancelable purchase orders for raw materials and finished goods.
(3)	Obligations related to the other long-term liabilities consist of payments for ACCO’s pension plans.

Due to the uncertainty with respect to the timing of future cash flows associated with our unrecognized tax benefits at December 31, 2010, we are unable to make reasonably reliable estimates of the period of cash settlement with the respective taxing authorities. Therefore, $5.7 million of unrecognized tax benefits have been excluded from the contractual obligations table above. For a discussion on income taxes see Note 10, Income Taxes, to ACCO’s updated audited annual financial statements as of December 31, 2009 and 2010, and for the three years ended December 31, 2010, filed as an exhibit to its Current Report on Form 8-K dated December 15, 2011, which have been incorporated by reference in this proxy statement/prospectus-information statement.

Critical Accounting Policies

Our financial statements are prepared in conformity with accounting principles generally accepted in the United States. Preparation of our financial statements require us to make judgments, estimates and assumptions that affect the amounts of actual assets, liabilities, revenues and expenses presented for each reporting period. Actual results could differ significantly from those estimates. We regularly review our assumptions and estimates, which are based on historical experience and, where appropriate, current business trends. We believe that the following discussion addresses our critical accounting policies, which require more significant, subjective and complex judgments to be made by our management.

Revenue Recognition

We recognize revenue from product sales when earned, net of applicable provisions for discounts, returns and allowances. We consider revenue to be realized or realizable and earned when all of the following criteria are met: title and risk of loss have passed to the customer, persuasive evidence of an arrangement exists, delivery has occurred, the price is fixed or determinable and collectability is reasonably assured. We also provide for our estimate of potential bad debt at the time of revenue recognition.

Allowances for Doubtful Accounts and Sales Returns

Trade receivables are recorded at the stated amount, less allowances for discounts, doubtful accounts and returns. The allowance for doubtful accounts represents estimated uncollectible receivables associated with potential customer defaults on contractual obligations, usually due to customers’ potential insolvency. The allowance includes amounts for certain customers where a risk of default has been specifically identified. In addition, the allowance includes a provision for customer defaults on a general formula basis when it is determined the risk of some default is probable and estimable, but cannot yet be associated with specific customers. The assessment of the likelihood of customer defaults is based on various factors, including the length of time the receivables are past due, historical experience and existing economic conditions.

The allowance for sales returns represents estimated uncollectible receivables associated with the potential return of products previously sold to customers, and is recorded at the time that the sales are recognized. The allowance includes a general provision for product returns based on historical trends. In addition, the allowance includes a reserve for currently authorized customer returns that are considered to be abnormal in comparison to the historical basis.

Inventories

Inventories are priced at the lower of cost (principally first-in, first-out with minor amounts at average) or market. A reserve is established to adjust the cost of inventory to its net realizable value. Inventory reserves are recorded for obsolete or slow moving inventory based on assumptions about future demand and marketability of products, the impact of new product introductions and specific identification of items, such as product discontinuance or engineering/material changes. These estimates could vary significantly, either favorably or unfavorably, from actual requirements if future economic conditions, customer inventory levels or competitive conditions differ from expectations.

Property, Plant and Equipment

Property, plant and equipment are carried at cost. Depreciation is provided, principally on a straight-line basis, over the estimated useful lives of the assets. Gains or losses resulting from dispositions are included in operating income. Betterments and renewals, which improve and extend the life of an asset, are capitalized; maintenance and repair costs are expensed. Purchased computer software is capitalized and amortized over the software’s useful life. Estimated useful lives of the related assets are as follows:

Buildings	40 to 50 years
Leasehold improvements	Lesser of lease term or 10 years
Machinery, equipment and furniture	3 to 10 years

Long-Lived Assets

We test long-lived assets for impairment whenever events or changes in circumstances indicate that the assets’ carrying amount is not recoverable from its undiscounted cash flows. When such events occur, we compare the sum of the undiscounted cash flows expected to result from the use and eventual disposition of the asset or asset group to the carrying amount of a long-lived asset or asset group. The cash flows are based on our best estimate at the time of future cash flow, derived from the most recent business projections. If this comparison indicates that there is an impairment, the amount of the impairment is calculated using a quoted market price, or if unavailable, using discounted expected future cash flows. The discount rate applied to these cash flows is based on our weighted average cost of capital, computed by selecting market rates at the valuation dates for debt and equity that are reflective of the risks associated with an investment in ACCO’s industry as estimated by using comparable publicly traded companies.

Indefinite-Lived Intangibles

Indefinite-lived intangibles are tested for impairment on an annual basis and written down when impaired. An interim impairment test is performed if an event occurs or conditions change that would more likely than not reduce the fair value below the carrying value.

In addition, purchased intangible assets other than goodwill are amortized over their useful lives unless their lives are determined to be indefinite. Certain of our trade names have been assigned an indefinite life as we currently anticipate that these trade names will contribute cash flows to ACCO indefinitely.

We review indefinite-lived intangibles for impairment annually, and whenever market or business events indicate there may be a potential adverse impact on a particular intangible. We consider the implications of both external factors (e.g., market growth, pricing, competition, and technology) and internal factors (e.g., product costs, margins, support expenses, and capital investment) and their potential impact on cash flows for each business in both the near and long term, as well as their impact on any identifiable intangible asset associated with the business. Based on recent business results, consideration of significant external and internal factors, and the resulting business projections, indefinite-lived intangible assets are reviewed to determine whether they are likely to remain indefinite-lived, or whether a finite life is more appropriate. In addition, based on events in the period and future expectations, management considers whether the potential for impairment exists.

Goodwill and Intangible Assets

We test goodwill for impairment at least annually, normally in the second quarter, and on an interim basis if an event or circumstance indicates that it is more likely than not that an impairment has been incurred. If the carrying amount of the goodwill exceeds its fair value, an impairment loss is recognized. In applying a fair-value-based test, estimates are made of the expected future cash flows to be derived from each reporting unit. The resulting fair value determination is significantly impacted by estimates of future prices for our products, capital needs, economic trends and other factors.

Given the current economic environment and the uncertainties regarding the impact on our business, there can be no assurance that our estimates and assumptions made for purposes of our impairment testing during 2010 will prove to be accurate predictions of the future. If our assumptions regarding forecasted revenue or margin growth rates of certain reporting units are not achieved, we may be required to record additional impairment charges in future periods, whether in connection with our next annual impairment testing in the second quarter of fiscal year 2011 or prior to that, if any such change constitutes a triggering event outside of the quarter from when the annual impairment test is performed. It is not possible at this time to determine if any such future impairment charge would result or, if it does, whether such charge would be material.

Employee Benefit Plans

We provide a range of benefits to our employees and retired employees, including pensions, post-retirement, post-employment and health care benefits. We record annual amounts relating to these plans based on calculations specified by accounting principles generally accepted in the United States, which include various actuarial assumptions, including discount rates, assumed rates of return, compensation increases, turnover rates and health care cost trend rates. Actuarial assumptions are reviewed on an annual basis and modifications to these assumptions are made based on current rates and trends when it is deemed appropriate. As required by accounting principles generally accepted in the United States, the effect of our modifications are generally recorded and amortized over future periods. We believe that the assumptions utilized in recording our obligations under the plans are reasonable based on our experience. The actuarial assumptions used to record our plan obligations could differ materially from actual results due to changing economic and market conditions, higher or lower withdrawal rates or other factors which may impact the amount of retirement related benefit expense recorded by us in future periods.

The discount rate assumptions used to determine the postretirement obligations of the benefit plans is based on a spot-rate yield curve that matches projected future benefit payments with the appropriate interest rate applicable to the timing of the projected future benefit payments. The assumed discount rates reflect market rates for high-quality corporate bonds currently available. ACCO’s discount rates were determined by considering the average of pension yield curves constructed of a large population of high quality corporate bonds. The resulting discount rates reflect the matching of plan liability cash flows to the yield curves.

The expected long-term rate of return on plan assets reflects management’s expectations of long-term average rates of return on funds invested based on our investment profile to provide for benefits included in the projected benefit obligations. The expected return is based on the outlook for inflation, fixed income returns and equity returns, while also considering historical returns over the last 10 years, and asset allocation and investment strategy.

Pension expenses were $8.2 million, $6.3 million and $2.9 million, respectively, in the years ended December 31, 2010, 2009 and 2008. Post-retirement expenses were $0.0 million, $0.0 million and $0.3 million, respectively, for the years ended December 31, 2010, 2009 and 2008. In 2011, we expect pension expense of approximately $6.8 million and post-retirement expense of approximately $0.2 million. On January 20, 2009, ACCO’s Board of Directors approved plan amendments to temporarily freeze ACCO’s U.S. pension and non-qualified supplemental retirement plans effective March 7, 2009. No additional benefits will accrue under these plans after that date until further action by the Board of Directors.

A 25-basis point change (0.25%) in our discount rate assumption would lead to an increase or decrease in our pension expense of approximately $1.1 million for 2011. A 25-basis point change (0.25%) in our long-term rate of return assumption would lead to an increase or decrease in pension expense of approximately $0.9 million for 2011.

Customer Program Costs

Customer programs and incentives are a common practice in the office products industry. We incur customer program costs to obtain favorable product placement, to promote sell-through of products and to maintain competitive pricing. Customer program costs and incentives, including rebates, promotional funds and volume allowances, are accounted for as a reduction to gross sales. These costs are recorded at the time of sale based on management’s best estimates. Estimates are based on individual customer contracts and projected sales to the customer in comparison to any thresholds indicated by contract. In the absence of a signed contract, estimates are based on historical or projected experience for each program type or customer. Management periodically reviews accruals for these rebates and allowances, and adjusts accruals when circumstances indicate (typically as a result of a change in sales volume expectations or customer contracts).

Income Taxes

Deferred tax liabilities or assets are established for temporary differences between financial and tax reporting bases and are subsequently adjusted to reflect changes in tax rates expected to be in effect when the temporary differences reverse. A valuation allowance is recorded to reduce deferred tax assets to an amount that is more likely than not to be realized. Facts and circumstances may change that cause ACCO to revise the conclusions on its ability to realize certain net operating losses and other deferred tax attributes.

The amount of income taxes that we pay is subject to ongoing audits by federal, state and foreign tax authorities. Our estimate of the potential outcome of any uncertain tax position is subject to management’s assessment of relevant risks, facts and circumstances existing at that time. We believe that we have adequately provided for reasonably foreseeable outcomes related to these matters. However, our future results may include favorable or unfavorable adjustments to our estimated tax liabilities in the period the assessments are revised or resolved.

Stock-Based Compensation

Stock-based compensation cost is estimated at the grant date based on the fair value of the award, and the cost is recognized as expense ratably over the vesting period. Determining the appropriate fair value model to use requires judgment. Determining the assumptions that enter into the model is highly subjective and also requires judgment, including long-term projections regarding stock price volatility, employee exercise, post-vesting termination, and pre-vesting forfeiture behaviors, interest rates and dividend yields. The grant date fair value of each award is estimated using the Black-Scholes option-pricing model.

We have utilized historical volatility for a pool of peer companies for a period of time that is comparable to the expected life of the option to determine volatility assumptions. The weighted average expected option term reflects the application of the simplified method, which defines the life as the average of the contractual term of the options and the weighted-average vesting period for all option tranches. The risk-free interest rate for the expected term of the option is based on the U.S. Treasury yield curve in effect at the time of grant. Forfeitures are estimated at the time of grant in order to calculate the amount of share-based payment awards ultimately expected to vest. The forfeiture rate is based on historical rates.

The use of different assumptions would result in different amounts of stock compensation expense. Holding all other variables constant, the indicated change in each of the assumptions below increases or decreases the fair value of an option (and hence, expense), as follows:

Assumption	Change to Assumption	Impact on Fair Value of Option
Expected volatility	Higher	Higher
Expected life	Higher	Higher
Risk-free interest rate	Higher	Higher
Dividend yield	Higher	Lower

The pre-vesting forfeitures assumption is ultimately adjusted to the actual forfeiture rate. Therefore, changes in the forfeitures assumption would not impact the total amount of expense ultimately recognized over the vesting period. Different forfeitures assumptions would only impact the timing of expense recognition over the vesting period. Estimated forfeitures will be reassessed in subsequent periods and may change based on new facts and circumstances.

Management is not able to estimate the probability of actual results differing from expected results, but believes our assumptions are appropriate, based upon our historical and expected future experience.

Recent Accounting Pronouncements

In January 2010, the Financial Accounting Standards Board issued an update to existing standards on fair value measurements. The guidance requires additional disclosures and clarifications of existing disclosures for recurring and nonrecurring fair value measurements. The new guidance is effective for interim and annual reporting periods beginning after December 15, 2009. ACCO adopted this guidance in the first quarter of 2010, the impact of which concerns disclosure only, and its adoption did not impact ACCO’s consolidated financial statements.

INFORMATION ABOUT MEADWESTVACO

MWV, a Delaware corporation formed in 2001 following the merger of Westvaco Corporation and The Mead Corporation, is a global packaging company that provides packaging solutions to many of the world’s brands in the healthcare, beauty and personal care, food, beverage, tobacco and home and garden industries. MWV’s other business operations serve the consumer and office products, specialty chemicals, forestry and real estate markets. MWV’s segments are (i) Packaging Resources, (ii) Consumer Solutions, (iii) Consumer & Office Products, (iv) Specialty Chemicals, and (v) Community Development and Land Management. The principal markets for MWV products are in North America, South America, Europe and Asia. MWV operates in 30 countries and serves customers in more than 100 nations.

MWV’s internet address is www.mwv.com. Please note that MWV’s internet address is included in this proxy statement/prospectus-information statement as an inactive textual reference only. The information contained on MWV’s website is not incorporated by reference into this proxy statement/prospectus-information statement or any future documents that may be filed with the SEC and should not be considered part of this document. MWV makes available on this website free of charge, its annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, and amendments to those reports as soon as reasonably practicable after it electronically files or furnishes such materials to the U.S. Securities and Exchange Commission. Investors may access these filings in the “Investors” section of MWV’s website.

For a more detailed description of the business of MWV, see MWV’s annual report for the year ended December 31, 2010 filed with the SEC on Form 10-K.

INFORMATION ABOUT THE MEAD C&OP BUSINESS

Description of the Business

The MEAD C&OP Business is a division of MWV. The MEAD C&OP Business was originally part of the legacy The Mead Corporation which merged with Westvaco Corporation in 2002. The MEAD C&OP Business originally sold and distributed products under the Mead trade name and over time acquired many well known brands under which it trades today. The MEAD C&OP Business is a manufacturer and marketer of numerous brands in school supplies, office products and planning and organizing tools, including Mead®, Five Star®, Trapper Keeper® AT-A-GLANCE®, Cambridge® and Day Runner® brands. Throughout its operations in the United States, Brazil and Canada, the MEAD C&OP Business produces and sells notebooks, folders, decorative calendars, stationery products, and time management and personal organizers through a wide mix of retail distribution.

The MEAD C&OP Business has taken certain actions to sustain and improve the profitability and portfolio of its business lines across all regions of the business.

In the United States, in 2006 the school business began to strategically focus on proprietary and branded products while selling base product where it was economically viable to do so. In addition, the MEAD C&OP Business’s management streamlined the planning products business and focused on product innovation and customer support.

In Brazil, Grafons was acquired in late 2009 to further expand the Tilibra® school stationary business, which was acquired in 2004, and enter the adjacent greeting cards category. During 2010, Grafons manufacturing moved into the existing Bauru facility, resulting in productivity savings.

In Canada, a move to a new leased facility in early 2011 resulted in savings generated through efficiencies in manufacturing and the combination of manufacturing and warehousing in a single building. Additionally, the MEAD C&OP Business recognized a gain on the sale of the former manufacturing site in Toronto.

The MEAD C&OP Business sold its envelope products group in early 2011. While the MEAD C&OP Business continues to sell certain envelopes to customers, the sale of the envelope products group significantly deemphasized this category.

Products

The MEAD C&OP Business markets, sells and distributes various school, office and dated and time management products. The primary product lines include paper based notebooks, planners and appointment books, desk and wall calendars, decorative calendars, organizers, folders, binders and other general office supplies. The MEAD C&OP Business sells additional office products in Brazil, such as pens, pencils, staplers and other products for general use.

Supply

The MEAD C&OP Business’s products are manufactured or sourced both domestically and internationally to ensure that each of its customers receive appropriate customer service, innovative and quality products, and competitive pricing. Approximately 65% of the North American MEAD C&OP Business’s supply is manufactured internally while the remainder is sourced from third parties. Approximately 86% of the Brazilian MEAD C&OP business’s supply is manufactured while the remainder is sourced from third parties.

The most significant component for the manufacturing process is uncoated paper, primarily tablet grade. The MEAD C&OP Business sources this paper from a number of suppliers and its management believes that there is ample supply from which to source this important raw material. With respect to purchased finished goods, much of that supply is provided from Asian-based suppliers. Supply costs coming from Asian-based suppliers have been difficult to predict, but recent trends indicate increasing costs due mainly to labor inflation as well as changing foreign currency exchange rates. The MEAD C&OP Business is not dependent on any one supplier for either raw materials or purchased finished goods.

Industry

The MEAD C&OP Business operates in the school stationery and office products industries. The school stationery industry distributes primarily through traditional and online retail mass market, grocery, drug and office superstore channels. The office products industry distributes through the above channels as well as through the commercial segment of office superstores and commercial contract stationers and wholesalers. Historically, demand in the office products industry is influenced by trends in white collar employment as well as new office starts while the school stationary industry is influenced by school population trends.

Business Segments

The MEAD C&OP Business is comprised of three reporting segments whose products include a variety of school, planning and other home and office products. These segments are consistent with the management of the MEAD C&OP Business and reflect the internal reporting structure and operations focus. The MEAD C&OP Business’s segments are as follows:

•

United States: This segment consists of products sold primarily in the United States with leading brand names in school supplies, time management products and commercial office products including AMCAL®, AT-A-GLANCE®, Cambridge®, Day Runner®, Five Star®, Mead® and Trapper Keeper®;

•

Brazil: This segment consists of products sold primarily in Brazil with leading names in school and office supplies including Tilibra® and Grafons®. In addition, this segment sells products that have artwork that is licensed from others; and

•	Canada: This segment consists of products sold in Canada with the leading brand names school supplies as noted above as well as Hilroy® and Motherword®.

Backlog

As school and office products sales trends are very seasonal, the MEAD C&OP Business tends not to have much backlog at any point in time. Production is scheduled based on customer forecasts and shipped on a purchase order-by-purchase order basis. There are no long-term supply contracts with customers.

Product Development

The MEAD C&OP Business invests annually in category management and consumer insight activity. This information helps drive product development efforts for each season. While the MEAD C&OP Business does not generate significant new product revenue each year, many of its products are refreshed and renovated to help drive additional sales for both the MEAD C&OP Business and its customers each year, guided by the MEAD C&OP Business’s investment in category management and consumer insight activity. The MEAD C&OP Business invested approximately four to five million dollars in such market research activities over the last two years.

Seasonality

The MEAD C&OP business builds inventory throughout the first half of the calendar year to support shipments beginning in late second quarter for the North American back-to-school season. Sales for both the planning products business as well as the Brazilian back-to-school businesses are predominantly in the fourth quarter. As a result, the MEAD C&OP Business generates most of its earnings in the second half of the year and generates much of its cash flow in the first quarter as receivables are collected.

Customers

The MEAD C&OP Business’s products are sold to mass market retail, retail superstores, commercial contract stationers and various other retail and commercial outlets in each of the regions it competes. While the MEAD C&OP Business is not dependent upon any one customer, the loss of, or a significant reduction in, business from one or more of its major customers could have a material adverse effect on its business, financial condition and results of operations.

Sales to the MEAD C&OP Business’s ten largest customers made up 56% of sales in 2010 and were primarily customers located in North America. Brazilian customers are smaller and more fragmented with no single customer in Brazil making up more than 5% of total sales in Brazil.

Competition

The MEAD C&OP Business operates in highly competitive product segments, including desk calendars, wall calendars, appointment books and planners, decorative calendars, and organizers. There are a number of branded smaller category specialists as well as private label and import suppliers in each segment, including some of the MEAD C&OP Business’s largest customers, and many additional companies that manufacture related products and could expand into one or more of these segments. The MEAD C&OP Business competes through price, product quality and innovation, and a range of activities, including the provision of services such as category management, consumer insights based innovation and collaborative forecasting and distribution.

Intellectual Property

The MEAD C&OP Business has a large number of foreign and domestic trademarks some of which are material to the business. Specifically, the loss of the Mead®, Five Star® or AT-A-GLANCE® trademarks would have an adverse impact on the MEAD C&OP Business. In addition, the MEAD C&OP Business licenses artwork from third parties that could be material to the business.

Environmental Matters

The MEAD C&OP Business is subject to federal, state and local laws and regulations concerning the discharge of materials into the environment and the handling, disposal and clean-up of waste materials and otherwise relating to the protection of the environment. It is not possible to quantify with certainty the potential impact of actions regarding environmental matters, particularly remediation and other compliance efforts that the MEAD C&OP Business may undertake in the future. In the opinion of MEAD C&OP Business management, compliance with the present environmental protection laws, before taking into account estimated recoveries from third parties, will not have a material adverse effect upon its capital expenditures, financial condition, results of operations or competitive position. See “Risk Factors—Risks Relating to the Business After the Transactions—ACCO and the MEAD C&OP Business are subject to global environmental regulation, environmental risks and product content safety regulation.”

Employees

The MEAD C&OP Business currently employs approximately 2,400 employees, of whom 60% are employed in the United States and 40% are employed internationally. Approximately half of the MEAD C&OP Business’s employees are represented by labor unions under various collective bargaining agreements. The MEAD C&OP Business engages in negotiations with labor unions for new collective bargaining agreements from time to time and will be negotiating a new collective bargaining agreement at a manufacturing location early in 2012. The MEAD C&OP Business considers its relationships with its unions and other employee representatives to be generally good. While it is the MEAD C&OP Business’s objective to reach agreements without work stoppages, it cannot predict the outcome of any negotiations.

Description of Property

The MEAD C&OP Business is headquartered in Kettering, Ohio and operates manufacturing and distribution centers in North America and Brazil. The following locations represent the significant operating locations of the MEAD C&OP Business.

	Own /Lease	Functional Use
Bauru, Brazil	Own	Manufacturing/Distribution
Alexandria, PA	Own	Manufacturing /Distribution
Kettering, OH	Lease	Office
Sidney, NY	Own	Manufacturing/Distribution
Toronto, Canada	Lease	Manufacturing/Distribution

Legal Proceedings

The MEAD C&OP Business is, from time to time, involved in routine litigation incidental to its operations. None of the litigation in which the MEAD C&OP Business is currently involved, individually or in the aggregate, is material to its combined financial condition or results of operations nor is the MEAD C&OP Business aware of any material pending or contemplated proceedings.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF

OPERATIONS OF THE MEAD C&OP BUSINESS

Basis of Presentation

The MEAD C&OP Business is a manufacturer and marketer of numerous brands in school supplies, office products, and planning and organizing tools, including Mead®, Five Star®, Trapper Keeper®, AT-A-GLANCE®, Cambridge® and Day Runner® brands. Throughout its operations in the United States, Brazil and Canada, the MEAD C&OP Business produces and sells notebooks, folders, decorative calendars, stationery products, and time management and personal organizers through a wide mix of retail distribution.

The MEAD C&OP Business has historically been managed as a stand-alone business segment of MWV. Certain corporate shared services were provided to the MEAD C&OP Business for activities utilized by the business. These combined financial statements include all majority-owned or controlled entities of MWV related to the MEAD C&OP business, and all significant inter-company transactions have been eliminated

The combined financial statements of the Mead C&OP Business include allocated expenses associated with centralized MWV support functions including legal, accounting, tax, treasury, internal audit, information technology, human resources and other services. The costs associated with these functions generally include all payroll and benefit costs as well as related overhead costs. The financial results also include allocated costs associated with MWV’s office facilities, corporate insurance coverage and medical, pension, post-retirement and other health plan costs attributed to the MEAD C&OP Business’s employees participating in MWV’s sponsored plans. Allocations are generally based on a number of utilization measures including employee count and proportionate effort. In situations that determinations based on utilization are impracticable, MWV and the MEAD C&OP Business use other methods and criteria such as net sales which are believed to result in reasonable estimates of costs attributable to the MEAD C&OP Business. All such amounts have been assumed to have been paid by the MEAD C&OP Business to MWV in the period in which the costs were recorded in the combined financial statements. Such amounts are included in net cash provided by operating activities in the combined statements of cash flows. In addition, interest expense associated with MWV’s debt has been allocated to the MEAD C&OP Business based upon average net assets of the MEAD C&OP Business as a percentage of average net assets plus average consolidated debt not attributable to other operations of MWV. The MEAD C&OP Business believes this method of allocating interest expense produces reasonable results because the average of net assets is a significant factor in determining the amount of MWV borrowings.

The MEAD C&OP Business and MWV management believe the allocations described above included in the combined financial statements of the Mead C&OP Business have been made on a reasonable basis. However, such combined financial statements may not necessarily be indicative of the results of operations that would have been obtained if the MEAD C&OP Business had operated as a separate entity during the periods presented. Consequently, the MEAD C&OP Business’s future earnings if operated as an independent business could include items of income and expense that are materially different from those included in these combined statements of income. Accordingly, the combined financial statements for the periods presented are not necessarily indicative of the MEAD C&OP Business’s future results of operations, financial position and cash flows.

Results of Operations for the Years Ended December 31, 2010, 2009 and 2008

The following table presents the combined statements of income of the MEAD C&OP Business for the years ended December 31, 2010, 2009 and 2008 as reported in accordance with accounting principles generally accepted in the United States.

	Years ended December 31,
(In millions)	2010	2009	2008
Net sales	$748.1	$748.4	$753.0
Cost of sales	493.3	499.1	541.7

Gross profit	254.8	249.3	211.3
Operating expenses and income:
Selling, general and administrative expenses	144.0	132.1	130.5
Amortization of intangible assets	14.1	14.2	14.6
Restructuring charges	1.2	5.3	3.6
Other (income) expense, net	(0.8)	0.3	(0.2)

Total operating expenses and income, net	158.5	151.9	148.5

Operating income	96.3	97.4	62.8
Non-operating expense (income):
Interest expense	15.7	15.3	15.1
Interest income	(4.9)	(3.6)	(3.4)

Total non-operating expense, net	10.8	11.7	11.7

Income from continuing operations before income taxes	85.5	85.7	51.1
Income tax provision	30.3	30.7	18.5

Income from continuing operations	55.2	55.0	32.6
Loss from discontinued operations, net of income taxes	(15.6)	(4.9)	(3.8)

Net income	$39.6	$50.1	$28.8

Comparison of Years Ended December 31, 2010 and 2009

Sales from continuing operations were $748.1 million and $748.4 million for the years ended December 31, 2010 and 2009 respectively. Sales in 2010 reflect favorable foreign currency exchange and the impact of the Grafons® acquisition in Brazil. These benefits in 2010 were offset by lower overall volumes in part due to the exit of low-return product lines and lower price point, higher margin product mix compared to 2009. Revenues from emerging markets were 23% of total sales in 2010, up from 22% in 2009. Refer to the individual segment discussion that follows for detailed sales information.

Costs of sales were $493.3 million and $499.1 million for the years ended December 31, 2010 and 2009, respectively. During 2010, benefits from productivity initiatives, improved product mix and lower volumes more than offset inflation and foreign currency exchange compared to 2009.

Selling, general, and administrative expenses were $144.0 million and $132.1 million for the years ended December 31, 2010 and 2009, respectively. In 2010, foreign currency exchange and investments in new product development and consumer insights more than offset improved productivity compared to 2009.

Restructuring charges were $1.2 million and $5.3 million for the years ended December 31, 2010 and 2009, respectively. Restructuring charges attributable to individual segments are presented below. Although these charges related to individual segments, such amounts are included in Division and Corporate Support for segment reporting purposes.

	Year Ended December, 31, 2010
(In millions)	Employee- related costs	Asset write-downs and other costs	Total
United States	$0.8	$—	$0.8
Brazil	0.3	—	0.3
Canada	0.1	—	0.1

Total charges	$1.2	$—	$1.2

	Year Ended December, 31, 2009
(In millions)	Employee- related costs	Asset write-downs and other costs	Total
United States	$3.6	$1.1	$4.7
Brazil	0.4	—	0.4
Canada	0.2	—	0.2

Total charges	$4.2	$1.1	$5.3

The components of other (income) expense, net for the years ended December 31, 2010 and 2009 are as follows:

(In millions)	Years Ended December 31,
	2010	2009
Royalty income	$(1.1)	$(0.2)
Foreign currency exchange losses	0.4	0.6
Other, net	(0.1)	(0.1)

	$(0.8)	$0.3

The MEAD C&OP Business’s effective tax rate attributable to continuing operations was 35.5% and 35.8% for the years December 31, 2010 and 2009, respectively. The differences in these effective tax rates compared to combined statutory rates were primarily due to the mix and levels of domestic versus foreign earnings.

On February 1, 2011, the MEAD C&OP Business completed the sale of its envelope products business for cash proceeds of $55.2 million. During 2010, the MEAD C&OP Business recorded pre-tax charges of $19.5 million ($14.6 million after taxes) comprised of impairment of long-lived assets of $5.9 million, impairment of allocated goodwill of $7.0 million and a pension curtailment loss of $6.6 million. For 2010 and prior years, the operating results of this business, as well as the charges noted above, are reported in discontinued operations in the combined statements of income on an after-tax basis.

In addition to the information discussed above, the following sections discuss the results of operations for each segment of the MEAD C&OP Business. The MEAD C&OP Business’s segments are (i) United States, (ii) Canada, and (iii) Brazil.

United States

	Years Ended December 31,
(In millions)	2010	2009
Sales	$488.4	$498.2
Segment Profit	94.8	98.8

The U.S. segment manufactures, sources, markets and distributes school and office products sold primarily in the U.S. with leading brand names in school supplies, time management products and commercial office products including AMCAL®, AT-A-GLANCE®, Cambridge®, Day Runner®, Five Star®, Mead® and Trapper Keeper®.

Sales for the U.S. segment were $488.4 million in 2010 compared to $498.2 million in 2009. In 2010, the segment had a solid back-to-school season led by its Mead® and Five Star® line-up despite modestly lower sales as increased school volumes were more than offset by lower price-point mix of products compared to 2009. Sales for time management products in 2010 were also lower compared to 2009 due to the segment’s continued strategy of exiting low-return product lines as well as the gradual overall decline in this category. The segment continues to be impacted by imports from Asia.

Profit for the U.S. segment was $94.8 million in 2010 compared to $98.8 million in 2009. Profit in 2010 benefited by $11.5 million from productivity initiatives and overhead reduction actions and $0.8 million from other items compared to 2009. Profit in 2010 was negatively impacted by $3.7 million from lower volume, $4.8 million from Asian supply disruption costs, $3.7 million from weaker product mix and $4.1 million from increased investment in new product development activities compared to 2009.

Canada

	Years Ended December 31,
(In millions)	2010	2009
Sales	$87.6	$82.7
Segment Profit	8.9	0.7

The Canada segment manufactures, sources, markets and distributes school and office products consisting of products sold in Canada with leading names in school including Five Star®, Mead® as well as Hilroy® and Motherword®.

Sales for the Canada segment were $87.6 million in 2010 compared to $82.7 million in 2009. In 2010, the segment had a solid back-to-school season led by its Hilroy®, Mead® and Five Star® line-up although down modestly from 2009 in both product mix and volume. Sales in 2010 benefited primarily from foreign currency exchange compared to 2009.

Profit for the Canada segment was $8.9 million in 2010 compared to $0.7 million in 2009. Profit in 2010 benefited from $4.0 million of lower input costs primarily due to U.S. dollar-denominated purchases and by $0.3 million from productivity initiatives and overhead reduction actions. In addition, $4.2 million of lower costs for foreign sourced purchased finished goods as well as $1.1 million of foreign currency translation gains and other items benefitted the segment compared to the prior year. Profit in 2010 was negatively impacted by $1.4 million from one-time costs associated with the move to a new facility.

Brazil

	Years Ended December 31,
(In millions)	2010	2009
Sales	$172.0	$167.5
Segment Profit	26.4	30.1

The Brazil segment manufactures, sources, markets and distributes school and office products sold primarily in Brazil with leading names in school and office supplies including Tilibra® and Grafons®.

Sales for the Brazil segment were $172.0 million in 2010 compared to $167.5 million in 2009. In 2010, sales increased as favorable foreign currency exchange and the full-year impact of the Grafons® acquisition more than offset lower volumes during the back-to-school sell-in season.

Profit for the Brazil segment was $26.4 million in 2010 compared to $30.1 million in 2009. Profit in 2010 was negatively impacted by $3.1 million from lower volume, $2.7 million from input cost inflation and $2.9 million as a result of disruption caused by the integration of the Grafons® manufacturing operation and other items compared to 2009. Profit in 2010 benefited by $1.3 million from productivity initiatives and overhead reduction actions and $3.7 million from favorable product mix compared to 2009.

Comparison of Years Ended December 31, 2009 and 2008

Sales from continuing operations were $748.4 million and $753.0 million for the years ended December 31, 2009 and 2008, respectively. During 2009, higher volumes associated with the acquisition of the Grafons® business and improved pricing and product mix were more than offset by lower overall volume and unfavorable foreign currency exchange compared to 2008. Refer to the individual segment discussion that follows for detailed sales information.

Costs of sales were $499.1 million and $541.7 million for the years ended December 31, 2009 and 2008, respectively. During 2009, productivity initiatives, improved product mix, favorable foreign exchange and lower volumes more than offset input cost inflation compared to 2009.

Selling, general, and administrative expenses were $132.1 million and $130.5 million for the years ended December 31, 2009 and 2008, respectively. In 2009, benefits from productivity and overhead actions were more than offset by higher inflation compared to 2008.

Restructuring charges were $5.3 million and $3.6 million for the years ended December 31, 2009 and 2008, respectively. Restructuring charges attributable to individual segments are presented below. Although these charges related to individual segments, such amounts are included in Division and Corporate Support for segment reporting purposes.

	Year Ended December, 31, 2009
(In millions)	Employee- related costs	Asset write-downs and other costs	Total
United States	$3.6	$1.1	$4.7
Brazil	0.4	—	0.4
Canada	0.2	—	0.2

Total charges	$4.2	$1.1	$5.3

	Year Ended December, 31, 2008
	Employee- related costs	Asset write-downs and other costs	Total
United States	$3.1	$0.3	$3.4
Canada	0.2	—	0.2

Total charges	$3.3	$0.3	$3.6

The components of other expense (income), net for the years ended December 31, 2009 and 2008 are as follows:

	Years Ended December 31,
(In millions)	2009	2008
Royalty income	$(0.2)	$(0.4)
Foreign currency exchange losses	0.5	0.3
Other, net	(0.1)	(0.1)

	$0.3	$(0.2)

The MEAD C&OP Business’s effective tax rate attributable to continuing operations was 35.8% and 36.2% for the years December 31, 2009 and 2008, respectively. The differences in these effective tax rates compared to combined statutory rates were primarily due to the mix and levels of domestic versus foreign earnings.

In addition to the information discussed above, the following sections discuss the results of operations for each segment of the MEAD C&OP Business.

United States

	Years Ended December 31,
(In millions)	2009	2008
Sales	$498.2	$518.1
Segment Profit	98.8	63.4

Sales for the U.S. segment were $498.2 million in 2009 compared to $518.1 million in 2008. In 2009, the segment had a solid back-to-school season as strong positioning and sell-through of proprietary branded products at leading retailers drove higher volumes partially offset by a lower price point, higher margin product mix compared to 2008. Sales for time management products were down in 2009 as a result of the planned exit of low-return product lines as well as the expected decline in the dated products category compared to 2008.

Profit for the U.S. segment was $98.8 million in 2009 compared to $63.4 million in 2008. Profit in 2009 benefited by $33.1 million from productivity initiatives and overhead reduction actions, $14.0 million from improved price and product mix and $0.7 million from other items compared to 2008. Profit in 2009 was negatively impacted by $5.7 million from lower volume and $6.7 million from input cost inflation compared to 2008.

Canada

	Years Ended December 31,
(In millions)	2009	2008
Sales	$82.3	$85.8
Segment Profit	0.7	5.3

Sales for the Canada segment were $82.3 million in 2009 compared to $85.8 million in 2008. In 2009, the segment had a solid back-to-school season led by its Hilroy®, Mead® and Five Star® line-up although down modestly in both product mix and volume from 2008. The segment’s sales in 2009 were also impacted by unfavorable foreign currency exchange compared to 2008.

Profit for the Canada segment was $0.7 million in 2009 compared to $5.3 million in 2008. Profit in 2009 was negatively impacted by higher input costs of $2.3 million, higher costs for purchased finished goods of $2.2 million, $1.0 million from lower volume and $2.6 million from unfavorable foreign currency exchange and other items compared to 2008. Profit in 2009 benefited by $1.9 million from productivity initiatives and overhead reduction actions and $1.6 million from improved product mix compared to 2008.

Brazil

	Years Ended December 31,
(In millions)	2009	2008
Sales	$167.5	$149.1
Segment Profit	30.1	24.1

Sales for the Brazil segment were $167.5 million in 2009 compared to $149.1 million in 2008. In 2009, sales were higher as improved product mix and favorable foreign currency exchange were offset, in part, by lower overall volumes due to the timing of customer orders compared to 2008. The segment augmented its school and office supplies business with the acquisition of Grafons® during the third quarter of 2009, a provider of branded consumer products in Brazil, and has integrated its products and licensing agreements into the segment’s school offerings.

Profit for the Brazil segment was $30.1 million in 2009 compared to $24.1 million in 2008. Profit in 2009 benefited by $1.6 million from productivity initiatives and overhead reduction actions, $1.5 million from improved product mix and $4.6 million from favorable foreign currency exchange and other items compared to 2008. Profit in 2009 was negatively impacted by $1.0 million from lower volume and $0.7 million from input cost inflation compared to 2008.

Liquidity and Capital Resources

Cash flow from operations and current cash levels are expected to be adequate to fund the MEAD C&OP Business’s capital expenditures and financing obligations during the year. Cash and cash equivalents totaled $22.6 at December 31, 2010. The credit quality of the MEAD C&OP Business’s portfolio of cash equivalents is strong with all being short term investments in Brazilian government securities. Management continuously monitors deposit concentrations and the credit quality of the financial institutions that hold the MEAD C&OP Business’s cash and cash equivalents, as well as the credit quality of its insurance providers, customers and key suppliers.

Operating Activities

Cash provided by operating activities from continuing operations was $82.5 million in 2010, compared to $102.5 million in 2009 and $103.8 million in 2008. The decline in cash flow in 2010 compared to 2009 and 2008 primarily reflects higher working capital usage as the segment built inventory in advance of the Canadian facility move. Cash provided by operating activities from discontinued operations was $2.0 million in 2010, compared $0.1 million in 2009 and $10.2 million in 2008.

Investing Activities

Cash used in investing activities from continuing operations was $12.5 million in 2010, compared to $16.1 million in 2009 and $6.9 million in 2008. Cash used in investing activities from continuing operations in 2010 was driven by capital expenditures of $13.0 million, offset in part by proceeds from dispositions of assets of $0.5 million. Cash used in investing activities from continuing operations in 2009 was driven by payments for an acquired business of $15.1 million and capital expenditures of $4.5 million, offset in part by proceeds from dispositions of assets of $3.5 million. Cash used in investing activities from continuing operations in 2008 was driven by capital expenditures of $7.9 million and payments for a product line acquisition of $0.6 million, offset in part by proceeds from dispositions of assets of $1.6 million. Cash used by investing activities from discontinued operations was $0.6 million in 2010, compared to cash provided of $2.7 million in 2009 and cash used of $5.3 million in 2008.

Financing Activities

Cash used in financing activities from continuing operations was $56.3 million in 2010, compared to $106.3 million in 2009 and $91.5 million in 2008. Cash used in financing activities from continuing operations in 2010 was driven by the net decrease in notes payable of $1.0 million, payments on long-term borrowings of $0.5 million and the net effect from transactions with MWV of $54.7 million. Cash used in financing activities from continuing operations in 2009 was driven by the net decrease in notes payable of $0.2 million, payments on long-term borrowings of $0.2 million and the net effect from transactions with MWV of $106.0 million, offset in part by proceeds from long-term borrowings of $0.1 million. Cash used in financing activities from continuing operations in 2008 was driven by the net increase in notes payable of $1.7 million, offset by the net effect from transactions with MWV of $93.2 million.

The effects of foreign currency exchange rate changes on cash and cash equivalents had favorable impacts of $5.3 million and $14.7 million for 2010 and 2009, respectively, and an unfavorable impact of $11.2 million for 2008.

Contractual Obligations

The MEAD C&OP Business enters into various contractual obligations throughout the year. Presented below are the contractual obligations of the MEAD C&OP Business as of December 31, 2010, and the time period in which payments under the obligations are due. Also included below are disclosures regarding the amounts due under purchase obligations. A purchase obligation is defined as an agreement to purchase goods or services that is enforceable and legally binding on the MEAD C&OP Business and that specifies all significant terms, including fixed or minimum quantities to be purchased; fixed, minimum or variable price provisions; and the approximate timing of the transaction. The MEAD C&OP Business has included in the below disclosure all normal and recurring purchase orders, take-or-pay contracts, supply arrangements as well as other purchase commitments that management believes meet the above definition of a purchase obligation.

	Payments due by period
(In millions)	Total	Less than 1 year 2011	1-3 years 2012 and 2013	3-5 years 2014 and 2015	More than 5 years 2016 and beyond
Contractual obligations:
Capital lease obligations(1)	$0.6	$0.5	$0.1	$—	$—
Operating leases	21.0	1.8	3.9	4.1	11.2
Purchase obligations	40.5	40.5	—	—	—
Other long-term obligations	28.3	3.1	7.8	7.1	10.3

Total	$90.4	$45.9	$11.8	$11.2	$21.5

(1)	Amounts include both principal and interest payments.

Results of Operations for the Three and Nine Months Ended September 30, 2011 and 2010

The following table presents the unaudited combined statements of income of the MEAD C&OP Business for the three and nine months ended September 30, 2011 and 2010 as reported in accordance with accounting principles generally accepted in the United States.

	Three months ended September 30,		Nine months ended September 30,
(In millions)	2011	2010	2011	2010
Net sales	$227.8	$230.8	$526.3	$512.8
Cost of sales	143.2	148.5	352.1	346.0

Gross profit	84.6	82.3	174.2	166.8
Operating expenses and income:
Selling, general and administrative expenses	36.7	38.8	103.6	99.9
Amortization of intangible assets	3.1	3.6	9.5	10.8
Restructuring charges	—	0.3	0.2	1.1
Other expense (income), net	0.1	(0.0)	(3.2)	(0.1)

Total operating expenses, net	39.9	42.7	110.1	111.7

Operating income	44.7	39.6	64.1	55.1
Non-operating expense (income):
Interest expense	3.9	4.0	12.4	12.2
Interest income	(2.5)	(1.6)	(6.3)	(3.8)

Total non-operating expense, net	1.4	2.4	6.1	8.4

Income from continuing operations before income taxes	43.3	37.3	58.0	46.7
Income tax provision	15.1	13.2	20.2	16.6

Income from continuing operations	28.2	24.1	37.8	30.1
Income (loss) from discontinued operations, net of income taxes	—	1.5	(0.9)	1.0

Net income	$28.2	$25.5	$36.9	$31.1

Comparison of the Three and Nine Months Ended September 30, 2011 and 2010

Sales were $227.8 million for the three months ended September 30, 2011 compared to $230.8 million for the three months ended September 30, 2010. Sales were $526.3 million for the nine months ended September 30, 2011 compared to $512.8 million for the nine months ended September 31, 2010. Compared to the same period last year, lower sales in the third quarter of 2011 were driven by earlier shipments of North American back-to-school and time-management products partially offset by improved price and product mix as well as earlier back-to-school shipments in Brazil. Increased sales in 2011 for the year-to-date period reflect improved pricing and product mix and favorable foreign currency exchange partially offset by lower volumes compared to 2010. Refer to the individual segment discussion that follows for detailed sales information.

Cost of sales was $143.3 million for the three months ended September 30, 2011 compared to $148.5 million during the three months ended September 30, 2010. Cost of sales was $352.1 million for the nine months ended September 30, 2011 compared to $346.0 million for the nine months ended September 30, 2010. During the third quarter of 2011, cost of sales reflects the impact of productivity initiatives, improved product mix and lower volumes offset by foreign currency exchange compared to the third quarter of 2010. During the year-to-date period in 2011, lower volumes and foreign currency exchange more than offset the impact of productivity initiatives and improved product mix compared to the same period in 2010. Overall, both periods in 2011 reflect improved gross margins compared to 2010 due to focus on both operating and commercial productivity as well as improved product mix.

Selling, general, and administrative expenses were $36.7 million for the three months ended September 30, 2011 compared to $38.8 million for the three months ended September 30, 2010. Selling, general, and administrative expenses were $103.6 million for the nine months ended September 30, 2011 compared to $99.9 million for the nine months ended September 30, 2010. In 2011, foreign currency exchange along with the impact of investments in new product development and consumer insights more than offset lower productivity compared to 2010.

Restructuring charges for the three and nine months ended September 30, 2011 and 2010 and the amounts attributable to individual segments are presented below. Although these charges related to individual segments, such amounts are included in Division and Corporate Support for segment reporting purposes.

(In millions)	Three months ended September 30,		Nine months ended September 30,
	2011	2010	2011	2010
United States	$—	$0.3	$(0.3)	$0.8
Brazil	—	—	0.5	0.1
Canada	—	—	—	0.2

Total charges	$—	$0.3	$0.2	$1.1

The components of other expense (income), net for the three and nine months ended September 30, 2011 and 2010 are as follows:

(In millions)	Three months ended September 30,		Nine months ended September 30,
	2011	2010	2011	2010
Royalty income	$(0.2)	$(0.1)	$(1.0)	$(0.3)
Foreign currency exchange losses	0.2	0.1	0. 4	0.2
Loss (gain) on sale of real property	0.1	—	(2.4)	—

	$0.1	$—	$(3.2)	$(0.1)

The MEAD C&OP Business’s effective tax rates attributable to continuing operations were 34.8% for each of the three and nine months ended September 30, 2011 and 35.4% for each of the three and nine months ended September 30, 2010. The differences in these effective tax rates compared to combined statutory rates were primarily due to the mix and levels of domestic versus foreign earnings.

In addition to the information discussed above, the following sections discuss the results of operations for each segment of the MEAD C&OP Business.

United States

(In millions)	Three months ended September 30,		Nine months ended September 30,
	2011	2010	2011	2010
Sales	$141.1	$156.1	$344.6	$354.7
Segment Profit	33.2	38.1	65.0	65.4

Sales for the U.S. segment were $141.1 million and $156.1 million for the three months ended September 30, 2011 and 2010, respectively. During 2011, the U.S. back-to-school season, which spans both second and third quarter, finished in line with expectations, but slightly lower than 2010. Lower sales volume of time management products during the third quarter of 2011 mainly reflects the timing of shipments as some customers took earlier delivery in the second quarter. This segment continues to be impacted by imports from Asia.

Profit for the U.S. segment was $33.2 million for the three months ended September 30, 2011 compared to $38.1 million for the three months ended September 30, 2010. Profit in 2011 benefited by $2.0 million from productivity initiatives and overhead reduction actions, $2.2 million from non-repeat of the Asian supply chain disruption costs in 2010 and $4.8 million from improved price and product mix compared to 2010. Profit in 2011 was negatively impacted by $9.1 million from lower volume driven by the shift of sales into the second quarter, $1.8 million higher input costs and $3.0 million from other items compared to 2010

Sales for the U.S. segment were $344.6 million and $354.7 million for the nine month periods ended September 30, 2011 and 2010, respectively. During 2011, the back-to-school category finished in line with expectations, but slightly lower than 2010. Time management product shipments were lower than last year on a year to date basis due to the general category decline that this category is experiencing but were in line with expectations.

Profit for the U.S. segment was $65.0 million and $65.4 million for the nine months ended September 30, 2011 and 2010, respectively. During 2011, the segment benefited from $7.0 million from improved pricing and product mix, $4.8 million from the non-repeat of Asian supply chain disruption costs that occurred in 2010, $5.9 million from productivity initiatives and overhead reduction actions, and $1.4 million of other items compared to 2010. Profit in 2011 was negatively impacted by $12.4 million from higher input costs and $7.1 million lower volume than 2010.

Canada

(In millions)	Three months ended September 30,		Nine months ended September 30,
	2011	2010	2011	2010
Sales	$35.8	$33.5	$77.3	$72.6
Segment Profit	8.1	3.2	12.8	12.6

Sales for the Canada segment were $35.8 million and $33.5 million for the three months ended September 30, 2011 and 2010, respectively. During 2011, the Canada segment had a solid back-to-school season with volumes and mix in line with last year. Sales in 2011 were favorably impacted by foreign currency exchange rates compared to 2010.

Profit for the Canada segment was $8.1 million and $3.2 million for the three months ended September 30, 2011 and 2010, respectively. During 2011, the segment benefited from $2.0 million favorable price and product mix and $2.9 million from foreign exchange and other items compared to 2010.

Sales for the Canadian segment were $77.3 million and $72.6 million for the nine months ended September 30, 2011 and 2010, respectively. During 2011, the back-to-school season finished in line with expectations. Sales in 2011 were negatively impacted due to the exit of the certain low margin categories of business. Sales in 2011 were favorably impacted by foreign currency exchange compared to 2010.

Profit for the Canadian segment was $12.8 million and $12.6 million for the nine months ended September 30, 2011 and 2010, respectively. During 2011, the segment benefited from a $1.8 million one-time gain associated with the sale of its previous manufacturing site, $1.3 million from productivity initiatives and overhead actions and $1.1 million from foreign currency exchange. Profit in 2011 was negatively impacted by $3.1 million of higher costs for foreign sourced finished goods and $0.9 million from a weaker mix compared to 2010.

Brazil

(In millions)	Three months ended September 30		Nine months ended September 30
	2011	2010	2011	2010
Sales	$50.9	$41.2	$104.5	$85.5
Segment Profit	12.3	7.6	11.4	0.3

Sales for the Brazil segment were $50.9 million and $41.2 million for the three months ended September 30, 2011 and 2010, respectively. Higher year-over-year sales were driven by product mix improvement, higher volumes due to earlier shipments and foreign exchange favorability.

Profit for the Brazil segment was $12.3 million and $7.6 million for the three months ended September 30, 2011 and 2010, respectively. During 2011, the segment benefited from $2.8 million from improved pricing and product mix, $1.2 million from productivity initiatives and overhead actions, $1.1 million from higher volumes and $0.8 million from favorable foreign currency exchange compared to 2010. Profit in 2011 was negatively impacted by $1.2 million from input cost inflation and other items compared to 2010.

Sales for the Brazil segment were $104.5 million and $85.5 million for the nine months ended September 30, 2011 and 2010, respectively. In 2011, the segment’s higher sales were driven by improved product mix, back-to-school volume shifts into 2011 and earlier shipments of 2012 back-to-school season products. Sales in 2011 were also favorably impacted by foreign currency exchange compared to 2010.

Profit for the Brazil segment was $11.4 million and $0.3 million for the nine months ended September 30, 2011 and 2010, respectively. During 2011, the segment benefited from $11.0 million from higher volumes and improved pricing and product mix, $2.2 million from productivity initiatives and overhead actions and $1.6 million from favorable foreign currency exchange and other items compared to 2010. Profit in 2011 was negatively impacted by $3.7 million from input cost inflation compared to 2010.

Liquidity and Capital Resources

Cash flow from operations and current cash levels are expected to be adequate to fund the MEAD C&OP Business’s capital expenditures and debt payments during the year. Cash and cash equivalents totaled $52.1 million at September 30, 2011 and the credit quality of the MEAD C&OP Business’s portfolio of short-term investments is strong with all being short-term investments in Brazilian government securities. Management continuously monitors deposit concentrations and the credit quality of the financial institutions that hold the MEAD C&OP Business’s cash and cash equivalents, as well as the credit quality of its insurance providers, customers and key suppliers.

Operating Activities

Cash provided by operating activities from continuing operations for the nine months ended September 30, 2011 and 2010 was $60.5 million and $78.7 million, respectively. The decline in cash flow in 2011 primarily reflects higher working capital usage, partially offset by increased earnings compared to 2010. Cash used in operating activities from discontinued operations for the nine months ended September 30, 2011 was $4.5 million. Cash used in operating activities from discontinued operations for the nine months ended September 30, 2010 was $6.0 million.

Investing Activities

Cash used in investing activities from continuing operations for the nine months ended September 30, 2011 and 2010 was $7.0 million and $7.7 million, respectively. Cash used in investing activities from continuing operations for the nine months ended September 30, 2011 was driven by capital expenditures of $9.0 million, offset in part by proceeds from dispositions of assets of $2.0 million. Cash used in investing activities from continuing operations for the nine months ended September 30, 2010 was driven by capital expenditures of $8.1 million, offset in part by proceeds from dispositions of assets of $0.4 million. Cash provided by investing activities from discontinued operations for the nine months ended September 30, 2011 was $54.9 million, principally driven by proceeds from the disposition of the envelope products business. Cash used by investing activities from discontinued operations for the nine months ended September 30, 2010 was $0.4 million.

Annual capital spending in 2011 associated with maintenance capital and productivity initiatives is expected to be about $15.0 million to be funded primarily from cash flow from operations.

Financing Activities

Cash used in financing activities from continuing operations for the nine months ended September 30, 2011 and 2010 was $65.7 million and $21.0 million, respectively. Cash used in financing activities from continuing operations for the nine months ended September 30, 2011 was driven by payments on long-term borrowings of $0.3 million and the net effect from transactions with MWV of $66.2 million, offset in part by the net increase in notes payable of $0.8 million. Cash used in financing activities from continuing operations for the nine months ended September 30, 2010 was driven by the net decrease in notes payable of $0.6 million, payments on long-term borrowings of $0.4 million and the net effect from transactions with MWV of $20.0 million.

The effects of foreign currency exchange rate changes on cash and cash equivalents had an unfavorable impact of $8.6 million for the nine months ended September 30, 2011 and a favorable impact of $4.0 million for the nine months ended September 30, 2010.

Environmental and Legal Matters

The MEAD C&OP Business is subject to federal, state and local laws and regulations concerning the discharge of materials into the environment and the handling, disposal and clean-up of waste materials and otherwise relating to the protection of the environment. It is not possible to quantify with certainty the potential impact of actions regarding environmental matters, particularly remediation and other compliance efforts that the MEAD C&OP Business may undertake in the future. In the opinion of management of the MEAD C&OP Business, compliance with the present environmental protection laws, before taking into account estimated recoveries from third parties, will not have a material adverse effect upon its capital expenditures, financial condition, results of operations or competitive position.

The MEAD C&OP Business is, from time to time, involved in routine litigation incidental to its operations. None of the litigation in which the MEAD C&OP Business is currently involved, individually or in the aggregate, is material to its consolidated financial condition or results of operations nor is the MEAD C&OP

Business aware of any material pending or contemplated proceedings. The MEAD C&OP Business intends to vigorously defend or resolve any such matters by settlement, as appropriate.

Quantitative and Qualitative Disclosures about Market Risk

The MEAD C&OP Business has foreign-based operations in Brazil and Canada which accounted for 35% of its 2010 sales. In addition, the domestic operations of the MEAD C&OP Business has sales to customers located in foreign jurisdictions. These factors expose the MEAD C&OP Business to the effect of changes in foreign currency exchange rates.

Critical Accounting Policies

The preparation of financial statements in accordance with GAAP requires management to make estimates and assumptions that affect the reported amounts of some assets and liabilities and, in some instances, the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates. Management of the MEAD C&OP Business believes the accounting policies discussed below represent those accounting policies requiring the exercise of judgment where a different set of judgments could result in the greatest changes to reported results.

Revenue recognition: The MEAD C&OP Business recognizes revenues at the point when title and the risk of ownership passes to the customer. Substantially all of the MEAD C&OP Business’s revenues are generated through product sales and shipping terms generally indicate when title and the risk of ownership have passed. Revenue is recognized at shipment for sales where shipping terms are FOB (free-on-board) shipping point unless risk of loss is maintained under freight terms. For sales where shipping terms are FOB destination, revenue is recognized when the goods are received by the customer. The MEAD C&OP Business provides allowances for estimated returns when the revenue is recognized, based on historical experience, current trends and any notification of pending returns.

Sales rebates and discounts are common practice in the industry in which the MEAD C&OP Business operates. Volume, promotional, price, cash and other discounts and customer incentives are accounted for as a reduction to gross sales. Rebates and discounts are recorded based upon estimates at the time products are sold. These estimates are based on historical experience with similar programs and products. The MEAD C&OP Business reviews such estimates on an ongoing basis and accruals for rebates and discounts are adjusted, if necessary, as additional information becomes available.

Impairment of long-lived assets: The MEAD C&OP Business periodically evaluates whether current events or circumstances indicate that the carrying value of its long-lived assets, including intangible assets, to be held and used may not be recoverable. If such circumstances are determined to exist, an estimate of undiscounted future cash flows produced by the long-lived asset, or the appropriate grouping of assets, is compared to carrying value to determine whether impairment exists.

If an asset is determined to be impaired, the loss is measured based on quoted market prices in active markets, if available. If quoted market prices are not available, the estimate of fair value is based on various valuation techniques, including a discounted value of estimated future cash flows. The MEAD C&OP Business reports an asset to be disposed of at the lower of its carrying value or its estimated net realizable value.

Goodwill: Goodwill represents the excess of cost of an acquired business over the fair value of the identifiable tangible and intangible assets acquired and liabilities assumed in a business combination. The MEAD C&OP Business reviews the recorded value of goodwill at least annually at December 31, or sooner if events or changes in circumstances indicate that the fair value of a reporting unit is below its carrying value. Goodwill is required to be tested for impairment using a two-step process. The first step is to identify a potential impairment and the second step is to measure the amount of the impairment loss, if any. The second step is not necessary unless an impairment indicator is identified in step one. Goodwill is deemed to be impaired after step two if the carrying amount of a reporting unit’s goodwill exceeds its estimated fair value. Goodwill has been allocated to the MEAD C&OP Business’s reporting units based on specific transactions and the relative fair values of these entities. The fair value of each reporting unit is estimated primarily using an income approach, specifically the discounted cash flow method. The MEAD C&OP Business employs significant assumptions in evaluating its goodwill for impairment. These assumptions include relevant considerations of market-participant data, among others.

In applying the income approach in assessing goodwill for impairment, changes in assumptions could materially affect the determination of fair value for a reporting unit. Although the fair value estimates of the MEAD C&OP Business’s reporting units under the income approach exceed the respective carrying values, different assumptions regarding projected performance and other factors could result in non-cash impairment charges in the future. The following assumptions are key to the MEAD C&OP Business’s income approach:

•

Business projections—Projections are based on five-year forecasts that are developed internally by management. These projections include significant assumptions such as estimates of future revenues, profits, working capital requirements, operating plans, costs of planned restructuring actions and capital expenditures. Assumptions surrounding macro-economic data and estimates include industry projections, inflation, foreign currency exchange rates and costs of energy, raw materials and freight.

•

Discount rates—Future cash flows are discounted at a rate that is consistent with a weighted average cost of capital for a potential market participant. The weighted average cost of capital is an estimate of the overall after-tax rate of return required by equity and debt holders of a business enterprise. The discount rates selected for the reporting units are based on existing conditions within the respective markets and reflect appropriate adjustments for potential risk premiums in those markets as well as appropriate weighting of the market cost of equity versus debt.

•	Tax rates—Tax rates are based on estimates of the tax rates that a market participant would realize in the respective primary markets and geographic areas in which the reporting units operate.

Based on MEAD C&OP Business’s annual evaluation of the recorded value of goodwill at December 31, 2010, there was no indication of impairment. However, changes to any of the above assumptions could lead to impairment of goodwill in the future.

Legal liabilities: The MEAD C&OP Business recognizes a liability for legal contingencies when a loss is probable and reasonably estimable. Liabilities recorded for claims are limited to pending cases based on the MEAD C&OP Business’s historical experience and consultation with outside counsel associated with claims that may arise in the future. The MEAD C&OP Business recognizes insurance recoveries when collection is reasonably assured.

Income taxes: As a division of MWV, the MEAD C&OP Business is not an income tax payer in the United States as its domestic results and related tax obligations, if any, are included in the tax returns of MWV. The income tax provision included in these combined financial statements related to domestic income was calculated on a separate return basis, as if the MEAD C&OP Business was a separate taxpayer and the resulting current tax receivable or liability, including any liabilities related to uncertain tax positions, was settled with MWV through equity.

In tax jurisdictions located in Brazil and Canada, the operations of the MEAD C&OP Business are conducted by discrete legal entities, each of which files separate tax returns. All resulting current and deferred income tax assets and liabilities are reflected in the combined balance sheets of the MEAD C&OP Business.

Deferred income taxes are recorded for temporary differences between financial statement carrying amounts and the tax basis of assets and liabilities for each segment. Deferred tax assets and liabilities reflect the enacted tax rates in effect for the years the differences are expected to reverse. The MEAD C&OP Business evaluates the need for a deferred tax asset valuation allowance by assessing whether it is more likely than not that it will realize its deferred tax assets in the future.

Pension and postretirement benefits: Assumptions used in the determination of net pension expense and postretirement benefit expense for the Canada plan, including the discount rate, the expected return on plan assets, and increases in future compensation and medical costs, are evaluated by management, reviewed with the plan actuaries annually and updated as appropriate. Actual asset returns and compensation and medical costs, which are more favorable than assumptions, can have the effect of lowering expense and cash contributions, and, conversely, actual results, which are less favorable than assumptions, could increase expense and cash contributions. In accordance with generally accepted accounting principles, actual results that differ from assumptions are accumulated and amortized over future periods and, therefore, affect expense in such future periods. If the expected rate of return on plan assets were to change by 0.5%, annual pension expense in 2011 would change by approximately $0.12 million. Similarly, if the discount rate were to change by 0.5%, annual pension expense in 2011 would change by approximately $0.17 million. Prior service cost and actuarial gains and losses in the retirement and postretirement benefit plans subject to amortization are amortized over the average remaining service periods, which are about 11 and 13 years for the bargained and salaried retirement plans respectively, and 10 and 15 years for the bargained and salaried postretirement benefit plan, and are a component of accumulated other comprehensive income.

New Accounting Guidance

In June 2011, the Financial Accounting Standards Board (“FASB”) issued new accounting guidance regarding the presentation of comprehensive income. The new guidance requires the presentation of items of net income and comprehensive income in either a single continuous financial statement or in two separate but consecutive financial statements. This accounting guidance is effective for fiscal years, and interim periods within those years, beginning after December 15, 2011. The impact of adoption will not have a material effect on the MEAD C&OP Business’s combined financial statements.

In September 2011, the FASB issued new accounting guidance regarding the testing of goodwill for impairment. The new guidance permits an entity to first assess qualitative factors to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount as a basis for determining whether it is necessary to perform the required annual goodwill impairment test. This accounting guidance is effective for annual and interim goodwill impairment tests performed for fiscal years beginning after December 15, 2011; however, early adoption is permitted. The impact of adoption will not have a material effect on the MEAD C&OP Business’s combined financial statements.

SELECTED HISTORICAL COMBINED FINANCIAL INFORMATION OF

THE MEAD C&OP BUSINESS

The following table sets forth selected historical financial information of the MEAD C&OP Business. The selected combined financial information as of December 31, 2010 and 2009 and for the three years ended December 31, 2010, 2009 and 2008 are derived from the MEAD C&OP Business’s audited combined financial statements that are included on pages F-18 to F-49 in this proxy statement/prospectus-information statement. The MEAD C&OP Business’s combined financial statements for years ended 2010, 2009 and 2008 were audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm. Information as of and for the years ended 2007 and 2006 are unaudited and have been prepared on a consistent basis with the financial information presented as of and for the years ended 2010, 2009 and 2008. The selected combined financial information for the nine months ended September 30, 2011 and 2010 is derived from the MEAD C&OP Business’s unaudited combined financial statements which are included on pages F-2 to F-17 in this proxy statement/prospectus-information statement. In management’s opinion, the interim financial information referred to above includes all adjustments, consisting of only normal recurring adjustments necessary to present fairly the results of operations, cash flows and financial position for the periods and dates presented. The selected historical financial information below should be read in conjunction with the combined financial statements and related notes that are included in this proxy statement/prospectus-information statement on the pages noted above.

	Nine months ended September 30		Twelve months ended December 31
(In millions)	2011	2010	2010	2009	2008	2007	2006
Statement of Operations Data:
Net sales	$526.3	$512.8	$748.1	$748.4	$753.0	$812.7	$807.6
Cost of good sold	352.1	346.0	493.3	499.1	541.7	567.7	565.8
Gross profit	174.2	166.8	254.8	249.3	211.3	245.0	241.9
Gross Profit Margin	33.1%	32.5%	34.1%	33.3%	28.1%	30.1%	29.9%
Advertising, selling, general and administrative expenses (1)	100.4	99.8	143.2	132.4	130.3	137.4	140.6
Amortization of intangibles	9.5	10.8	14.1	14.2	14.6	16.2	17.6
Restructuring charges	0.2	1.1	1.2	5.3	3.6	3.1	8.6
Operating income	64.1	55.1	96.3	97.4	62.8	88.3	75.0
Operating Income Margin	12.2%	10.7%	12.9%	13.0%	8.3%	10.9%	9.3%
Income from continuing operations	37.8	30.1	55.2	55.0	32.6	67.9	54.4
Cash flow provided by (used in):
Operating activities	$56.0	$84.7	$84.5	$102.6	$113.9	*	*
Investing activities	47.9	(8.1)	(13.1)	(13.4)	(12.2)	*	*
Financing activities	(65.7)	(21.0)	(56.3)	(106.3)	(91.5)	*	*
Balance Sheet Data (at period end):
Cash and cash equivalents	$52.1	$61.9	$22.6	$2.2	$4.6	$5.5	$3.1
Working capital—continuing operations	247.3	225.0	221.1	187.8	181.3	237.8	234.2
Property, plant and equipment, net	86.6	94.3	95.8	96.2	94.9	113.9	114.6
Total assets	746.4	875.8	875.1	869.7	833.0	1,007.5	1,063.3
External long-term debt	—	0.1	0.1	1.0	—	—	—
Total equity	551.4	632.3	607.9	615.5	624.3	738.5	808.1
Other Data:
Capital expenditures	$9.0	$8.1	$13.0	$4.5	$7.9	$8.3	$5.0
Depreciation expense (2)	10.6	11.6	15.3	15.3	15.9	16.7	19.4
Stock-based compensation expense	1.2	1.6	2.1	2.0	2.2	1.8	1.2

*	Information for this period does not exist.
(1)	Includes other income and expense for all periods presented.
(2)	Represents expense associated with property, plant and equipment and capitalized software.

SELECTED HISTORICAL CONSOLIDATED FINANCIAL INFORMATION OF ACCO

The following table sets forth selected historical financial data of ACCO. The selected consolidated financial data as of December 31, 2010 and 2009 and for the three fiscal years ended December 31 2010 are derived from ACCO’s audited consolidated financial statements which are incorporated by reference in this proxy statement/prospectus-information statement. ACCO’s consolidated financial statements for the years ended 2010 and 2009 were audited by KPMG LLP, an independent registered public accounting firm. ACCO’s financial statements for the year ended 2008, before the adjustments to retrospectively reflect the GBC-Fordigraph business as a discontinued operation, were audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm. KPMG LLP audited the adjustments that were applied to restate ACCO’s 2008 financial statements to retrospectively reflect the GBC-Foridgraph business as a discontinued operation. The selected consolidated financial information for the nine-month periods ended September 30, 2011 and 2010 is derived from ACCO’s unaudited condensed consolidated financial statements which are incorporated by reference in this proxy statement/prospectus-information statement, and include, in management’s opinion, all adjustments, consisting only of normal recurring adjustments necessary to present fairly the results of operations and financial position for the periods and dates presented. The selected historical financial data below should be read in conjunction with the consolidated financial statements that are incorporated by reference into this document and their accompanying notes.

(In millions, except per share data)	Nine months ended September 30		Twelve months ended December 31
	2011	2010	2010	2009	2008	2007	2006
Statement of Operations Data:
Net sales(1)	$967.7	$925.1	$1,284.6	$1,233.3	$1,539.2	$1,798.5	1,817.8
Cost of goods sold	665.9	641.8	887.5	868.7	1,071.4	1,241.2	1,287.7

Gross profit	301.8	283.3	397.1	364.6	467.8	557.3	530.1
Gross Profit Margin	31.2%	30.6%	30.9%	29.6%	30.4%	31.0%	29.2%
Advertising, selling, general and administrative expenses	218.5	203.5	281.2	263.0	367.6	422.5	423.2
Amortization of intangibles	4.8	5.1	6.7	7.1	7.5	7.8	8.1
Intangible impairment charges(2)	—	—	—	1.7	263.8	2.3	—
Restructuring charges (income)(3)	(0.8)	(0.8)	(0.5)	17.4	28.8	21.0	44.1

Operating income (loss)	79.3	75.5	109.7	75.4	(199.9)	103.7	54.7
Operating Income/(Loss) Margin	8.2%	8.2%	8.5%	6.1%	-13.0%	5.8%	3.0%
Income (loss) from continuing operations(4)	$9.2	$3.5	$7.8	$(118.6)	$(255.1)	$31.3	$0.4
Income (loss) from continuing operations per common share:
Basic	$0.17	$0.06	$0.14	$(2.18)	$(4.71)	$0.58	$0.01
Diluted	$0.16	$0.06	$0.14	$(2.18)	$(4.71)	$0.57	$0.01
Cash Flow provided by (used in):
Operating activities	$(21.9)	$(14.9)	$54.9	$71.5	$37.2	$81.2	$120.9
Investing activities	43.5	(12.9)	(14.9)	(3.9)	(18.7)	(55.2)	(21.4)
Financing activities	(63.0)	(1.3)	(0.1)	(44.5)	(37.7)	(35.4)	(145.0)

(In millions, except per share data)	Nine months ended September 30		Twelve months ended December 31
Balance Sheet Data (at period end):
Cash and cash equivalents	$41.3	$14.3	$83.2	$43.6	$18.1	$42.3	$50.0
Working capital from continuing operations(5)	300.7	253.3	283.7	235.1	179.2	301.7	304.7
Property, plant and equipment, net	151.8	167.1	163.2	180.7	194.4	217.0	194.6
Total assets(6)	1,050.3	1,097.3	1,149.6	1,106.8	1,282.2	1,898.5	1,849.6
External long-term debt	668.8	725.9	727.6	725.8	670.1	768.9	800.4
Total stockholders’ equity (deficit)	(32.6)	(97.3)	(79.8)	(117.2)	(3.4)	438.3	384.0
Other Data:
Capital expenditures	$10.6	$8.7	$12.6	$10.3	$43.5	$59.1	$33.1
Depreciation expense	20.3	22.4	29.5	31.9	32.5	31.5	37.0
Stock-based compensation expense	3.8	2.5	4.2	3.0	5.4	11.1	18.2
Equity in earnings of joint ventures	6.2	4.6	8.3	4.4	6.5	6.8	3.9

(1)	The decline in Net sales from 2007 to 2008 was primarily the result of the onset of recessionary economic conditions, primarily affecting ACCO’s U.S. and Canada businesses during the fourth quarter of 2008. Further decline from 2008 to 2009 was primarily reflective of the incremental impact of the recession in the U.S. and Canada, as well as the spread of economic decline on a more global basis which adversely affected ACCO’s European businesses.
(2)	The $263.8 impairment of goodwill and identifiable intangible assets was driven by a sharp decline in ACCO’s market value which occurred following the onset of recessionary economic conditions, primarily affecting ACCO’s U.S. and Canada businesses, during the fourth quarter of 2008.
(3)	Income (loss) from continuing operations was impacted by certain other charges that have been recorded within cost of products sold, and advertising, selling, general and administrative expenses. These charges are incremental to the cost of ACCO’s underlying restructuring actions and do not qualify as restructuring. These charges include redundant warehousing or storage costs during the transition to new distribution centers, equipment and other asset move costs, ongoing facility overhead and maintenance costs after exit, gains on the sale of exited facilities, certain costs associated with ACCO’s debt refinancing and employee retention incentives. Within cost of products sold on the Consolidated Statements of Operations for the years ended December 31, 2009, 2008, 2007 and 2006, these charges totaled $3.4, $7.5, $17.2 and $10.8, respectively. Within advertising, selling, general and administrative expenses on the Consolidated Statements of Operations for the years 2009, 2008, 2007 and 2006, these charges totaled $1.2, $3.1, $16.3 and $10.8, respectively. Included within the 2008 result, is a charge for $4.2 related to the exit of ACCO’s former CEO, a $3.5 gain on the sale of a manufacturing facility and net gains of $2.4 on the sale of three additional properties. ACCO did not incur new restructuring and integration charges in 2010 or 2011.
(4)	The loss from continuing operations in 2009 was primarily driven by the establishment of a tax valuation allowance of $108.1 related to ACCO’s US business.
(5)	Working capital is equal to total current assets, less total current liabilities, and excludes current assets and liabilities from discontinued operations.
(6)	The $616.3 decline in total assets from 2007 to 2008 was primarily due to the impairment and write-off of $263.8 of Intangible assets described in note (2) above, coupled with a $56.3 impairment of assets associated with discontinued operations.

SELECTED UNAUDITED PRO FORMA COMBINED FINANCIAL INFORMATION

The following unaudited pro forma combined condensed balance sheet as of September 30, 2011 and the unaudited pro forma combined condensed statements of income for the year ended December 31, 2010 and for the nine months ended September 30, 2011 are based on the historical financial statements of ACCO and Spinco after giving effect to the Merger. The unaudited pro forma combined condensed financial information is based on the assumptions, adjustments and eliminations described in the accompanying notes to the unaudited pro forma combined condensed financial statements.

The unaudited pro forma combined condensed financial statements have been prepared using the purchase method of accounting, and are presented as if the Merger had occurred at the beginning of fiscal 2010 for purposes of the pro forma combined statements of income, and on September 30, 2011 for purposes of the pro forma combined balance sheet.

The unaudited pro forma combined condensed financial statements present the combination of the historical financial statements of ACCO and Spinco adjusted to give effect to: (1) the payment of a $460.0 million Special Distribution to MWV in connection with the Separation and the subsequent Distribution of Spinco common stock by MWV to MWV stockholders and (2) the Merger.

The unaudited pro forma combined condensed financial statements were prepared using: (1) ACCO’s updated financial statements as of December 31, 2010, and for the year ended December 31, 2010, filed as an exhibit to its Current Report on Form 8-K dated December 15, 2011, which have been incorporated by reference in this proxy statement/prospectus; (2) the audited combined financial statements of the Mead C&OP Business for the year ended December 31, 2010 which are included herein; (3) the unaudited condensed consolidated financial statements of ACCO included in their Quarterly Report on Form 10-Q for the nine months ended September 30, 2011 filed with the SEC, which is incorporated by reference in this proxy statement/prospectus-information statement; and (4) the unaudited condensed combined financial statements of the Mead C&OP Business for the nine months ended September 30, 2011, which are included herein.

Under the purchase method of accounting, the purchase price is allocated to the underlying tangible and intangible assets and liabilities acquired based on their respective fair market values, net of tax, with any excess purchase price allocated to goodwill. The pro forma purchase price allocation was based on an estimate of the fair market values of the tangible and intangible assets and liabilities related to the MEAD C&OP Business. As of the date of this filing, ACCO has engaged independent consultants to complete the appraisals necessary to arrive at the fair market value of the assets and liabilities related to the MEAD C&OP Business to be transferred to Spinco by MWV and the related allocations of purchase price. However, the adjustments to estimated fair value included with this filing are based on a preliminary and limited review of the assets related to the MEAD C&OP Business to be transferred to Spinco by MWV. Following the effective date of the Merger, ACCO expects to complete the appraisal of the MEAD C&OP Business assets at the level of detail necessary to finalize the required purchase price allocation. The final purchase price allocation based on these more detailed independent appraisals may be different than that reflected in the pro forma purchase price allocation presented herein, and this difference may be material.

ACCO, together with the management of the combined company, is developing a plan to integrate the operations of the MEAD C&OP Business and ACCO after the Merger. In connection with that plan, management anticipates that certain non-recurring charges, such as operational relocation expenses, employee severance costs, asset impairments, product rebranding and consulting expenses, will be incurred in connection with this integration. Management cannot identify the timing, nature and amount of such charges as of the date of this proxy statement/prospectus-information statement. However, any such charge could affect the future results of the combined company in the period in which such charges are incurred. The unaudited pro forma combined condensed financial statements do not include the effects of the costs associated with any restructuring or other integration activities resulting from the Merger.

The unaudited pro forma combined condensed financial statements do not include the realization of any cost savings from operating efficiencies, synergies or other restructuring activities which might result from the Merger. In addition, the unaudited pro forma combined condensed financial statements do not include the effects of dispositions, if any, that may be required in order to obtain regulatory approval of the Merger. The unaudited pro forma combined condensed financial statements should be read in conjunction with the separate historical consolidated financial statements and accompanying notes of ACCO that are incorporated by reference in this proxy statement/prospectus-information statement and of Spinco that are included herein.

The unaudited pro forma combined condensed financial statements are not intended to represent or be indicative of the consolidated results of operations or financial condition of the combined company that would have been reported had the Merger been completed as of the dates presented, and further should not be taken as representative of the future consolidated results of operations or financial condition of ACCO.

Unaudited Pro Forma Combined Condensed Balance Sheet

As of September 30, 2011

(dollars in millions)

(Assumes a September 30, 2011 Closing Date)	ACCO	MEAD C&OP	Pro Forma Adjustments		Pro Forma Combined
Assets
Current assets:
Cash and cash equivalents	$41.3	$52.1	$(25.2	)(a,b,c,i)	$68.2
Accounts receivable, net	254.5	194.7	—		449.2
Inventories, net	217.7	112.4	15.8	(d)	345.9
Deferred income taxes	7.5	15.7	—		23.2
Other current assets	32.6	10.7	—		43.3
Assets of discontinued operations	0.2	—	—		0.2

Total current assets	553.8	385.6	(9.4)		930.0
Property, plant and equipment, net	151.8	86.6	40.2	(e)	278.6
Deferred income taxes	12.4	—	92.2	(h)	104.6
Goodwill	136.2	165.4	151.9	(o)	453.5
Identifiable intangibles, net	132.4	88.9	480.3	(f,g)	701.6
Other non-current assets	63.7	19.8	9.2	(c)	92.7
Assets of discontinued operations	—	—	—		—

Total assets	$1,050.3	$746.3	$764.4		$2,561.0

Liabilities and Stockholder’s Equity (Deficit)
Current liabilities:
Notes payable to banks	$—	$1.5	$—		$1.5
Current portion of long-term debt	0.2	—	—		0.2
Accounts payable	105.7	55.8	—		161.5
Accrued compensation	19.5	16.6	—		36.1
Accrued customer program liabilities	57.4	41.6	—		99.0
Accrued interest	4.2	—	—		4.2
Accrued income taxes payable	9.0	7.5	(4.1	)(j)	12.4
Other current liabilities	56.9	15.4	12.0	(i)	84.3
Liabilities of discontinued operations	2.2		—		2.2

Total current liabilities	255.1	138.4	7.9		401.4
Long-term debt	668.6	—	460.0	(a)	1,128.6
Deferred income taxes	83.1	29.1	214.8	(k)	327.0
Pension and post retirement obligations	63.2	3.3	4.2	(l)	70.7
Other non-current liabilities	12.9	24.1	—		37.0
Liabilities of discontinued operations	—	—	—		—

Total liabilities	$1,082.9	$194.9	$686.9		$1,964.7
Stockholders’ equity (deficit):

Total stockholders’ equity (deficit)	(32.6)	551.4	77.5	(c,h,i,m,n)	596.3

Total liabilities & stockholders’ equity	$1,050.3	$746.3	$764.4		$2,561.0

The accompanying notes are an integral part of these unaudited pro forma condensed financial statements.

(a) Represents the issuance of debt in the form of 8-year unsecured notes for $460 necessary to fund the Special Distribution described in (b) below.

(b) Reflects a payment of $460 with respect to the Special Distribution to MWV’s stockholders at the time of the Merger.

(c) Reflects an adjustment to capitalize estimated debt issuance costs of $9.2 associated with the issuance of $460 of debt described in (a) above.

(d) Reflects: 1) An adjustment of $8.6 to record the estimated fair market value of finished goods inventory, less the estimated additional costs required to sell or dispose of all inventories acquired at the date of the Merger. This step-up in inventory value is expected to be amortized over one average inventory turn (approximately three months). 2) The impact of changes to selected inventory accounting policies of the MEAD C&OP Business. An adjustment of $10.5 to eliminate the MEAD C&OP Business accounting for inventory on a LIFO basis, which will not be amortized; and an adjustment to eliminate capitalized inventory supplies of $3.3.

(e) Reflects an adjustment of $40.2 to record property, plant and equipment at their estimated fair values. Buildings are expected to be depreciated over a period of 40 years. Leasehold improvements are expected to be depreciated over their useful lives, not to exceed the term of the lease. Machinery and equipment, including computer hardware and software, are expected to be depreciated over their useful lives, which have been estimated in the range of 1 to 10 years.

(f) Represents the elimination of existing MEAD C&OP Business purchased identifiable intangibles of $88.9. These assets will be assigned updated fair values as described in note (h) below.

(g) Reflects an adjustment of $569.2 to record acquired purchased identifiable intangibles at their estimated fair values (e.g. trade names, developed technology and customer relationships). Certain trade names have been assigned an indefinite life. Definite-lived trade names, developed technology and customer relationships are expected to be amortized over lives ranging from 3 to 15 years.

The allocation of intangible assets by asset class is described in the following table.

(In millions)	Estimated Fair Value	Estimated Average Remaining Useful Life
Trade names—indefinite lived	$449.9	Indefinite
Trade names—finite lived	45.3	10 – 15 years
Customer relationships	70.2	10 – 15 years
Developed technology	3.8	3 years

	$569.2

ACCO expects that the amortization of customer relationships and certain trade names will be expensed on an accelerated basis. The estimated amortization expense for amortizable acquired purchased identifiable intangible assets for the year ended December 31, 2010 and the next five years are listed in the following table.

(In millions)	2010	2011	2012	2013	2014	2015
Estimated amortization expense	$20.6	$18.7	$16.9	$13.8	$12.0	$10.2

(h) Represents a $92.2 reversal of income tax valuation reserves associated with ACCO’s U.S. operations, as these tax assets are expected to be fully utilized, at a future date, as a result of the business combination.

(i) Represents estimated transaction costs of $7.0 (including advisory and other service costs) and $9.0 of lending commitment fees that are expected to be paid on the date of the Merger, and estimated accrued transaction costs of $12.0 (including legal, advisory, due diligence and other service costs) that are expected to be incurred as a result of the Merger and paid shortly thereafter.

(j) Represents the following adjustments to accrued income tax liabilities: recognition of a $5.7 current deferred tax liability related to the recognition of inventory write-up to fair market value, and recognition of $9.8 of current income tax benefits related to the recognition of accrued transaction costs and the lending commitment fees.

(k) Reflects a non-current deferred tax liability adjustment of $214.8 resulting from recognition of: the property, plant & equipment asset revaluation described in (e) above for $14.3, the purchased identifiable intangible adjustments described in (f) and (g) above for $198.5, the capitalized debt issuance cost described in (c) above for $3.2 and the pension and post-retirement plan adjustment described in (l) below for ($1.2).

(l) Represents a $4.2 elimination of unrecognized actuarial losses and prior service costs in order to reflect the acquired pension and post-retirement plan liabilities at fair value.

(m) Reflects elimination and reclass of the MEAD C&OP Business’s historical retained earnings and other equity accounts to goodwill.

(n) The calculation of consideration given for the MEAD C&OP Business is described in the following table.

(In Millions)
Calculated consideration for the MEAD C&OP Business:
Outstanding shares of ACCO common stock(1)	55.2
Multiplier needed to calculate shares to be issued(2)	1.02020202

Number of shares to be issued to MWV shareholders	56.3
Closing price per share of ACCO common stock(3)	$9.91
Calculated value	$558.1
Plus:
Negotiated dividend to be paid to MWV	460.0

Total consideration for the MEAD C&OP Business	$1,018.1

(1)	Represents the number of shares of ACCO common stock as of September 30, 2011.
(2)	Represents MWV shareholders’ negotiated ownership percentage in ACCO of 50.5% divided by the 49.5% that would be owned by ACCO shareholders upon completion of the merger.
(3)	Represents the closing price per share of ACCO stock as of December 21, 2011.

Effect of changes in stock price or shares outstanding on purchase price:

(In millions, except for per share price)	Pro Forma(1)	+ 0.5 million additional shares	Effect of + 0.5 million additional shares
Outstanding shares of ACCO common stock	55.2	0.5	55.7
Closing price per share of ACCO common stock	$9.91	$9.91	$9.91
Total consideration for the MEAD C&OP Business	$1,018.1	$5.0	$1,023.1

(In millions, except for per share price)	Pro Forma (1)	+ / -$1.00 per share price		Effect of + / - $1.00 per share price
Outstanding shares of ACCO common stock	55.2	55.2		55.2
Closing price per share of ACCO common stock	$9.91	$1.00		$10.91
Total consideration for the MEAD C&OP Business	$1,018.1	$56.3	(2)	$1,074.4	(2)

(1)	Presented in the pro forma financial statements, as described in table (n) above.
(2)	The table shows the effect of an increase of $1.00 on the closing price of ACCO common stock. A decrease of $1.00 would lower the amount of consideration paid by approximately $56.3 to $961.8.

(o) The calculation of estimated goodwill is equal to the consideration given in determining the purchase price, offset by the estimated fair value of net assets acquired, net of related taxes, as described in the following table.

(In Millions)
Calculation of Goodwill:
Consideration given for the Mead C&OP business(1)	$1,018.1
Cash Acquired	(52.1)

Plus fair value of liabilities assumed:
Accounts payable and accrued liabilities	144.1
Other non-current liabilities	272.3

Total consideration, plus liabilities assumed	1,382.4

Less allocation to assets acquired:
Accounts receivable	194.7
Inventory	128.2
Property, plant and equipment	126.8
Identifiable intangible assets	569.2
Other assets	46.2

1,065.1

Calculated goodwill	$317.3

(1)	See note (n) above

Unaudited Pro Forma Combined Condensed Statement of

Operations Year Ended December 31, 2010

(dollars in millions, except per-share amounts)

(Assumes full ownership since beginning of 2010)	ACCO	MEAD C&OP	Pro Forma Adjustments		Pro Forma Combined
Net sales	$1,284.6	$748.1	$—		$2,032.7
Cost of products sold	887.5	493.3	7.9	(p,q)	1,388.7

Gross profit	397.1	254.8	(7.9)		644.0
Advertising, selling, general and administrative expenses	281.2	143.2	0.1	(q)	424.5
Amortization of intangibles	6.7	14.1	6.5	(r)	27.3
Restructuring charges (income)	(0.5)	1.2	—		0.7

Operating income	109.7	96.3	(14.5)		191.5
Interest expense, net	78.3	10.8	31.8	(s,t)	120.9
Equity in earnings of joint ventures	(8.3)	—	—		(8.3)
Other expense, net	1.2	—	—		1.2

Income from continuing operations, before income taxes	38.5	85.5	(46.3)		77.7
Income tax expense (benefit)	30.7	30.3	(23.8)	(u,v)	37.2

Income from continuing operations	$7.8	$55.2	$(22.5)		$40.5
Basic earnings per share:
Income from continuing operations	$0.14				$0.37
Diluted earnings per share:
Income from continuing operations	$0.14				$0.36
Weighted average number of shares outstanding:
Basic	54.8			(w)	110.7
Dilutive	57.2			(w)	113.1

The accompanying notes are an integral part of these unaudited pro forma condensed financial statements.

(p) Represents the amortization of $6.7 for the step-up in the fair value of finished goods inventory, which is expected to be amortized over one average inventory turn (approximately three months).

(q) Represents the incremental depreciation expense of $1.3 associated with the fixed asset step-up to fair value. Incremental depreciation of $1.2 was charged to cost of sales and $0.1 was charged to selling, general and administrative expense based on the financial results of the MEAD C&OP Business.

(r) Represents incremental amortization of $6.5 associated with the fair value assigned to trade names, developed technology and customer relationships. Useful lives in the range of 3 to 15 years have been assumed based on the estimated period of asset retention and related cash flows.

(s) Reflects incremental interest expense of $41.4 and incremental debt issuance amortization of $1.2 associated with the issuance of $460 of 8-year unsecured notes. An interest rate of 9% was assumed on the incremental debt. A change in the assumed interest rate of 1/8% on this newly issued debt would change interest expense by $1.2 per year.

(t) Reflects the reversal of $10.8 of interest expense that was allocated to the MEAD C&OP Business by its parent MWV. The combined company does not expect to incur incremental debt beyond the $460 of debt to be issued to fund the Special Distribution to be paid to MWV.

(u) Represents the reversal of $7.5 for income tax valuation reserves that were established during the 2010 year for ACCO’s U.S. operations, as these tax assets are expected to be fully utilized, at a future date, as a result of the business combination.

(v) Represents a $16.3 net income tax benefit associated with the sum of pre-tax adjustments to the combined company results.

(w) Basic shares represent the number of weighted average shares outstanding for ACCO, divided by the 49.5% of total shares that will be owned by ACCO stockholders immediately following the merger. Dilutive shares are the sum of Basic shares plus the number of ACCO Dilutive shares.

Unaudited Pro Forma Combined Condensed Statement of Operations

Nine Months Ended September 30, 2011

(dollars in millions, except per-share amounts)

(Assumes full ownership since beginning of 2010)	ACCO	MEAD C&OP	Pro Forma Adjustments		Pro Forma Combined
Net sales	$967.7	$526.3	$—		$1,494.0
Cost of products sold	665.9	352.1	1.1	(q)	1,019.1

Gross profit	301.8	174.2	(1.1)		474.9
Advertising, selling, general and administrative expenses	218.5	100.4	(1.4)	(q,x)	317.5
Amortization of intangibles	4.8	9.5	4.5	(r)	18.8
Restructuring charges (income)	(0.8)	0.2	—		(0.6)

Operating income	79.3	64.1	(4.2)		139.2
Interest expense, net	59.3	6.1	25.9	(s,t)	91.3
Equity in earnings of joint ventures	(6.2)	—	—		(6.2)
Other expense, net	3.0	—	—		3.0

Income from continuing operations, before income taxes	23.2	58.0	(30.1)		51.1
Income tax expense (benefit)	14.0	20.2	(16.9)	(u,v)	17.3

Income from continuing operations	$9.2	$37.8	$(13.2)		$33.8
Basic earnings per share:
Income from continuing operations	$0.17				$0.30
Diluted earnings per share:
Income from continuing operations	$0.16				$0.30
Weighted average number of shares outstanding:
Basic	55.1			(w)	111.3
Dilutive	57.6			(w)	113.8

The accompanying notes are an integral part of these unaudited pro forma condensed financial statements.

(q) Represents the incremental depreciation expense of $1.2 associated with the fixed asset step-up to fair value. Incremental depreciation of $1.1 was charged to cost of sales and $0.1 was charged to selling, general and administrative expense based on the financial results of the MEAD C&OP Business.

(r) Represents the incremental amortization of $4.5 associated with the fair value assigned to trade names, developed technology and customer relationships. Useful lives in the range of 3 to 15 years have been assumed based on the estimated period of asset retention and related cash flows.

(s) Reflects incremental interest expense of $31.1 and incremental debt issuance amortization of $0.9 associated with the issuance of $460 of 8-year unsecured notes. An interest rate of 9% was assumed on the incremental debt. A change in the assumed interest rate of 1/8% on this newly issued debt would change interest expense by $0.9 for the 9 month period.

(t) Reflects the reversal of $6.1 of interest expense that was allocated to the MEAD C&OP Business by its parent MWV. The combined company does not expect to incur incremental debt beyond the $460 of debt to be issued to fund the Special Distribution to be paid to MWV.

(u) Represents the reversal of $5.8 for income tax valuation reserves established during the first 9 months of 2011 for ACCO’s U.S. operations, as these tax assets are expected to be fully utilized, at a future date, as a result of the business combination.

(v) Represents an $11.1 net income tax benefit associated with the sum of pre-tax adjustments to the combined company results.

(w) Basic shares represent the number of weighted average shares outstanding for ACCO, divided by the 49.5% of total shares that will be owned by ACCO stockholders immediately following the merger. Dilutive shares are the sum of Basic shares plus the number of ACCO Dilutive shares.

(x) Represents the elimination of $1.5 of merger-related due diligence, legal and advisory costs that were included in the nine month 2011 results of ACCO.

Additional disclosures:

Not included in the pro forma combined condensed statements of operations presented above is the reversal of income tax valuation reserves totaling $78.9. Such reserves relate to ACCO’s U.S. operations and were originally established in the year 2009. The Company anticipates that these tax assets will be fully utilized, at a future date, as a result of the combined profitability of the U.S. operations.

The pro forma financial statements presented above include only the incremental borrowing of $460 million that is necessary to fund the payment of a Special Distribution to MWV which forms part of the consideration paid for the MEAD C&OP Business. If the $460 million were borrowed incrementally to ACCO’s existing financing structure, it would be entirely in the form of an unsecured bond, as presented. However, ACCO expects to refinance its existing Secured Notes and fund the $460 million Special Distribution with an alternate combined company financing structure which ACCO expects, based upon current lending market interest rates and conditions, would result in a lower interest expense than the structure presented. At this time, the terms of the combined company financing structure is under negotiation.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS, DIRECTORS

AND EXECUTIVE OFFICERS OF ACCO

The table below sets forth the beneficial ownership of ACCO’s common stock as of December 16, 2011. The table sets forth the beneficial ownership by the following individuals or entities:

•	each person known to ACCO that owns more than 5% of the outstanding shares of ACCO common stock;

•	ACCO’s executive officers;

•	ACCO’s directors and; and

•	all directors and executive officers of ACCO as a group.

Beneficial ownership is determined in accordance with the rules of the SEC. Except as otherwise indicated, each person named in the table has sole voting and investment power with respect to all shares of ACCO common stock shown as beneficially owned, subject to applicable community property laws. As of December 16, 2011, 55,474,899 shares of ACCO common stock were outstanding. In computing the number of shares of ACCO common stock beneficially owned by a person and the percentage ownership of that person, shares of Company common stock that are subject to employee stock options or SSARs held by that person that are exercisable on or within 60 days of December 16, 2011 are deemed outstanding. These shares are not, however, deemed outstanding for the purpose of computing the percentage ownership of any other person.

Beneficial Ownership
Name	Number of Shares	Number of Shares Subject to Options and SSARs(1)	Number of Shares Subject to RSUs(2)	Total	Percent
Wellington Management Company, LLP 75 State St. Boston, MA 02109(3)	7,529,277	—	—	7,529,277	13.6%

Invesco Ltd. 1555 Peachtree St. NE Atlanta, GA 30309(4)	6,118,208	—	—	6,118,208	11.0%

Wells Fargo & Company 420 Montgomery St. San Francisco, CA 94163(5)	6,067,577	—	—	6,067,577	10.9%

BlackRock, Inc. 40 East 52nd St New York, NY 10022(8)	5,556,979	—	—	5,556,979	10.0%

FMR LLC 82 Devonshire St. Boston, MA 02109(6)	3,920,000	—	—	3,920,000	7.1%

JP Morgan Chase & Co. 270 Park Ave. New York, NY 10017(7)	3,879,546	—	—	3,879,546	7.0%

Rutabaga Capital Management 64 Broad St. Boston, MA 02109(9)	2,850,128	—	—	2,850,128	5.1%

George V. Bayly	20,000	—	32,849	52,849	*
Kathleen S. Dvorak	—	—	18,478	18,478	*
G. Thomas Hargrove	80,000	—	32,849	112,849	*
Robert H. Jenkins	12,000	—	28,766	40,766	*
Robert J. Keller	224,127	105,000	11,961	341,088	*
Thomas Kroeger	—	—	—	—	*

Beneficial Ownership
Name	Number of Shares	Number of Shares Subject to Options and SSARs(1)	Number of Shares Subject to RSUs(2)	Total	Percent
Michael Norkus	52,000	—	20,888	72,888	*
Sheila Talton	—	—	18,478	18,478	*
Norman H. Wesley	29,671	—	32,849	62,520	*
Mark C. Anderson	685	45,533	5,800	52,018	*
Boris Elisman	8,398	208,277	—	216,675	*
Neal V. Fenwick(10)	76,543	357,957	—	434,500	*
Christopher M. Franey(11)	625	76,267	—	76,892	*
David L. Kaput(12)	19,079	57,733	—	76,812	*
Thomas P. O’Neill, Jr. (13)	63,981	37,600	—	101,581	*
Steven Rubin(14)	71,917	97,600	—	169,517	*
Thomas H. Shortt(15)	2,645	83,333	—	85,978	*
Thomas W. Tedford	—	—	—	—	*
All directors and executive officers as a group (18 persons)	661,671	1,069,300	211,845	1,942,816	3.5%

*	Less than 1%
(1)	Indicates the number of shares of ACCO Brands common stock issuable upon the exercise of options or SSARs exercisable on or within 60 days of December 16, 2011.
(2)	Indicates the number of shares subject to vested restricted stock units (RSUs) and RSUs that vest within 60 days of December 16, 2011. For members of the ACCO Board of Directors these units represent the right to receive one share of ACCO common stock upon cessation of service as a member of the Board of Directors or a change-in-control of ACCO.
(3)	Based solely on a Schedule 13G/A filed with the SEC on February 14, 2011 by Wellington Management Company, LLP. Wellington Management Company, LLP does not have sole voting or dispositive power over any of the shares.
(4)	Based solely on a Schedule 13G/A filed with the SEC by Invesco Ltd. and affiliated persons on February 9, 2011. Invesco Ltd. has sole voting and dispositive power over all of the shares.
(5)	Based solely on a Schedule 13G/A filed with the SEC on January 20, 2011 by Wells Fargo & Company on its own behalf and on behalf of certain subsidiaries. Of these shares, Wells Fargo & Company has sole voting power over 5,151,890 shares and sole dispositive power over 6,065,152 shares.
(6)	Based solely on a Schedule 13G/A filed with the SEC on February 14, 2011, by FMR LLC and affiliated persons. FMR LLC has sole dispositive power but does not have sole voting power over all the shares.
(7)	Based solely on a Schedule 13G filed with the SEC on January 31, 2011. Of these shares, JP Morgan Chase & Co. has sole voting power over 3,625,424 shares and sole dispositive power over 3,868,405 shares.
(8)	Based solely on a Schedule 13G/A filed with the SEC on June 10, 2011 by BlackRock, Inc. which has sole voting and dispositive power over all of the shares.
(9)	Based solely on a Schedule 13G/A filed with the SEC on February 3, 2011. Of these shares, Rutabaga Capital Management has sole voting power over 2,308,528 shares and sole dispositive power over all of the shares.
(10)	Includes 430 shares owned by Mr. Fenwick’s wife and 1,000 shares held for the benefit of his children.
(11)	All of the shares are owned by Mr. Franey through ACCO’s 401(k) plan.
(12)	Includes 979 shares owned by Mr. Kaput through ACCO’s 401(k) plan.
(13)	Includes 3,952 shares owned by Mr. O’Neill through ACCO’s 401(k) plan.
(14)	Includes 1,035 shares owned by Mr. Rubin through ACCO’s 401(k) plan.
(15)	All of these shares are owned by Mr. Shortt through ACCO’s 401(k) plan.

DESCRIPTION OF CAPITAL STOCK OF ACCO BEFORE AND AFTER THE MERGER

The following description of the material terms of the capital stock of ACCO includes a summary of certain provisions of ACCO’s restated certificate of incorporation and bylaws. The following description does not purport to be complete and is qualified in its entirety by reference to the applicable provisions of the DGCL. All stockholders are urged to read the restated certificate of incorporation in its entirety. After the Merger, ACCO’s restated certificate of incorporation and bylaws will remain unchanged. Spinco has its own certificate of incorporation and bylaws that are currently in effect, and certain provisions are summarized below in “Comparison of the Rights of Stockholders Before and After the Transactions.”

Certain of provisions described below under “Certain Anti-Takeover Effects of Various Provisions of Delaware Law and ACCO’s Restated Certificate of Incorporation, Bylaws and Rights Agreement” could have the effect of discouraging transactions that might lead to a change in control of ACCO. For example, the ACCO restated certificate of incorporation and bylaws:

•	permit the ACCO Board of Directors to issue shares of preferred stock in one or more series without further authorization of the stockholders of ACCO;

•	prohibit stockholder action by written consent;

•	require stockholders to provide advance notice of any stockholder nomination of directors or any proposal of new business to be considered at any meeting of stockholders;

•	require a supermajority vote for the removal of directors; and

•	contain a fair price provision.

Description of Capital Stock of ACCO

Under ACCO’s restated certificate of incorporation, the total authorized capital stock of ACCO consists of 25,000,000 shares of preferred stock, par value $.01 per share, and 200,000,000 shares of common stock, par value $.01 per share. As of December 28, 2011, 2011, there were 55,475,735 shares of ACCO common stock issued and outstanding and no shares of ACCO preferred stock issued and outstanding. ACCO common stock began trading on the NYSE under the ticker symbol “ABD” on August 17, 2005. After the Merger, shares of ACCO will continue to trade on the NYSE.

The transfer agent for ACCO common stock is Wells Fargo Bank, N.A.

Common Stock

All shares of ACCO common stock to be outstanding upon consummation of the Merger will be validly issued, fully paid, nonassessable and free of preemptive rights.

Holders of ACCO common stock are entitled to receive dividends and other distributions as may be declared by the ACCO Board of Directors from time to time at its sole discretion out of funds legally available for such purpose. Dividends may not be paid on common stock unless all accrued dividends on preferred stock, if any, have been paid or declared and set aside. ACCO has not paid any dividends on its common stock since becoming a public company. In the event of ACCO’s liquidation, dissolution or winding up, holders of ACCO common stock will be entitled to share in the assets remaining after payment to creditors and subject to the liquidation preference of any outstanding preferred stock.

Each holder of ACCO common stock is entitled to one vote for each share outstanding in the holder’s name and does not have cumulative voting rights. Except as otherwise required by the DGCL and ACCO’s restated certificate of incorporation and bylaws, action requiring stockholder approval may be taken by a vote of the holders of a majority of the ACCO common stock at a meeting at which a quorum is present; in any election of directors, however, a plurality is needed. The holders of a majority of the issued and outstanding common stock of ACCO present either in person or by proxy at the meeting constitutes a quorum except where otherwise provided by law, the restated certificate of incorporation or the bylaws.

Holders of shares of ACCO common stock have no preemptive rights. The holders of common stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of preferred stock that ACCO may designate and issue in the future.

Preferred Stock

ACCO’s restated certificate of incorporation provides that it may issue up to 25,000,000 shares of its preferred stock in one or more series and with rights and preferences that may be fixed or designated by the ACCO Board of Directors without any further action by stockholders. The designation, powers, preferences, rights and qualifications, limitations and restrictions of the preferred stock of each series will be fixed by the certificate of designation relating to such series, which will specify the terms of the preferred stock, including:

•	the designation of the series, which may be by distinguishing number, letter or title;

•

the number of shares of the series, which number the board of directors may thereafter (except where otherwise provided in the preferred stock designation) increase or decrease (but not below the number of shares of the series then outstanding);

•	whether dividends, if any, shall be cumulative or noncumulative and the dividend rate of the series;

•	the dates at which dividends, if any, shall be payable;

•	the redemption rights and price or prices, if any, for shares of the series;

•	the terms and amount of any sinking fund provided for the purchase or redemption of shares of the series;

•	the amounts payable on shares of the series in the event of any voluntary or involuntary liquidation, dissolution or winding up of the affairs of ACCO;

•

whether the shares of the series shall be convertible into shares of any other class or series, or any other security, of ACCO or any other corporation, and, if so, the specification of such other class or series or such other security, the conversion price or prices or rate or rates, any adjustments thereof, the date or dates as of which such shares shall be convertible and all other terms and conditions upon which such conversion may be made;

•	restrictions on the issuance of shares of the same series or of any other class or series; and

•	the voting rights, if any, of the holders of shares of the series.

There is currently no preferred stock outstanding. Although the ACCO Board of Directors has no intention at the present time of doing so, it could issue a series of preferred stock that could, depending on the terms of such series, impede the completion of a merger, tender offer or other takeover attempt.

As further detailed below, the ACCO Board of Directors has also adopted a stockholder rights plan. See “Certain Anti-Takeover Effects of Various Provisions of Delaware Law and ACCO’s Restated Certificate of Incorporation, Bylaws and Rights Agreement—Stockholder Rights Plan.”

Dividend Policy of ACCO

ACCO has not paid any dividends on its common stock since becoming a public company. ACCO intends to retain any future earnings to fund the development and growth of its business and reduce its indebtedness. Currently ACCO’s debt agreements restrict its ability to make dividend payments and ACCO does not anticipate paying any cash dividends in the foreseeable future. Any determination as to the declaration of dividends is at ACCO’s Board of Directors’ sole discretion based on factors it deems relevant.

Certain Provisions in the Restated Certificate of Incorporation and Bylaws of ACCO

Board of Directors

The ACCO bylaws provide that the total number of ACCO directors will be not less than eight and not more than eleven, as determined by the ACCO Board of Directors from time to time, subject to the rights of the holders of any series of preferred stock to elect additional directors under specified circumstances. ACCO currently has nine directors. In accordance with the Merger Agreement, immediately following the effectiveness of the Merger, the ACCO Board of Directors will increase by two members. The individuals filling the two vacancies will be selected by MWV, approved by ACCO’s Board of Directors and elected by ACCO’s Board of Directors.

All directors are elected at each annual meeting of stockholders to serve until the next annual meeting. ACCO’s restated certificate of incorporation provides that directors need not be elected by ballot, unless the bylaws so require. Holders of ACCO common stock do not have cumulative voting rights. The ACCO bylaws provide that directors will be elected at a stockholders’ meeting by a plurality of the votes of the shares present in person or represented by proxy at the meeting and entitled to vote, but that any vacancies on the ACCO Board of Directors will be filled by appointment by a majority vote of the directors then in office.

Nominations of persons for election to the ACCO Board of Directors may be made at a regular or special meeting of stockholders by or at the direction of the ACCO Board of Directors, or by any stockholder entitled to vote in such meeting who provides timely notice to ACCO’s secretary.

Any directors may be removed with or without cause, by the holders of at least 80% of shares then entitled to vote at an election of directors, subject to certain limitations.

The ACCO Board of Directors may hold regular meetings without notice. Special meetings may be held at any time upon the call of three directors or the chairman of the ACCO Board of Directors. A majority of the total number of directors will constitute a quorum unless otherwise provided by law, the restated certificate of incorporation or the bylaws. The directors present at any meeting at which a quorum is present may act by majority vote.

From and after the effectiveness of the Merger, the directors of Merger Sub will be the initial directors of Spinco.

Stockholders

ACCO’s bylaws provide that an annual meeting of stockholders for the purpose of electing directors and of transacting any other business as may properly come before it will be held each year. A stockholder may bring business before an annual meeting of stockholders by giving timely notice in writing to ACCO’s secretary in accordance with the provisions of ACCO’s bylaws. Under ACCO’s bylaws, a special meeting of the stockholders may be called by the ACCO Board of Directors, pursuant to a resolution passed by a majority of the ACCO Board of Directors.

The DGCL provides that written notice of the time, place and purpose or purposes of every meeting of stockholders must be given not less than ten days and not more than 60 days before the date of the meeting to each stockholder of record entitled to vote at the meeting

Listing

After the Merger, shares of ACCO common stock will continue to trade on the NYSE.

Transfer Agent

ACCO stockholders should contact the transfer agent, at the phone number or address listed below, if they have questions concerning transfer of ownership or other matters pertaining to their stock accounts.

Wells Fargo Shareowner Services

Attn: Shareowner Services.

161 N. Concord Exchange Street

St. Paul, MN 55075

Telephone: (800) 468-9716 (in the United States)

Telephone: (651) 450-4664 (outside the United States)

DESCRIPTION OF SPINCO CAPITAL STOCK

Overview

The following summary describes the material terms of Spinco’s capital stock and provisions of the certificate of incorporation of and the by-laws of Spinco, in each case as currently in effect, but it does not purport to describe all of the terms thereof.

Common Stock

Authorized Shares. The Spinco certificate of incorporation authorizes 500 shares, par value $.001 per share of common stock and no shares of preferred stock.

Ownership of Spinco Common Shares. As of December 28, 2011, there are issued and outstanding 100 shares of Spinco’s common stock, all of which are held by MWV. Shares of Spinco common stock are not publicly traded. Prior to the Distribution and the Merger, Spinco will effect a stock split to increase the number of outstanding shares of its common stock. MWV will distribute all of the outstanding shares of Spinco common stock pro rata to MWV’s stockholders on the record date of the Distribution. Following completion of the Distribution, MWV stockholders will also be Spinco stockholders. As of the date of this proxy statement/prospectus-information statement, none of the directors and executive officers of MWV or Spinco owned any shares of Spinco common stock.

Voting Rights. Each holder of Spinco’s common stock is entitled to one vote per share on all matters to be voted on by stockholders. Accordingly, holders of a majority of the outstanding shares of Spinco common stock entitled to vote on any matter, including in any election of directors, may decide such matter, including elect all of the directors standing for election which shall be elected by a plurality of the votes cast.

Dividends. The holders of Spinco’s common stock are entitled to receive any dividends and other distributions that may be declared by Spinco’s board of directors, subject to funds being legally available for that purpose. Dividends are not guaranteed and Spinco’s board of directors may decide, in its absolute discretion, not to pay dividends. Dividends on Spinco’s common stock are not cumulative. All decisions regarding the declaration and payment of dividends will be at the discretion of Spinco’s board of directors. Spinco does not currently intend to pay dividends on its common stock, apart from any dividends which may be paid in connection with the Distribution.

Liquidation Rights. In the event of Spinco’s liquidation, dissolution or winding up, holders of Spinco common stock will be entitled to receive proportionately any assets remaining after the payment of Spinco’s liabilities.

Preemptive Rights. Holders of Spinco’s common stock have no preemptive, subscription, redemption or conversion rights in respect of Spinco’s common stock.

Limitation of Liability of Directors; Indemnification of Directors

Spinco’s certificate of incorporation provides that no director will be personally liable to Spinco or its stockholders for monetary damages for breach of fiduciary duty as a director, except to the extent that this limitation on or exemption from liability is not permitted by the DGCL and any amendments to that law.

The principal effect of the limitation on liability provision is that a stockholder will be unable to prosecute an action for monetary damages against a director unless the stockholder can demonstrate a basis for liability for which indemnification is not available under the DGCL. This provision, however, does not eliminate or limit director liability arising in connection with causes of action brought under the federal securities laws. The Spinco certificate of incorporation does not eliminate its directors’ duty of care. The inclusion of this provision in the Spinco certificate of incorporation may, however, discourage or deter stockholders or management from bringing a lawsuit against Spinco directors for a breach of their fiduciary duties, even though such an action, if successful, might otherwise have benefited Spinco and its stockholders. This provision should not affect the availability of equitable remedies such as injunction or rescission based upon a director’s breach of the duty of care.

The bylaws of Spinco provide that Spinco is required to indemnify and advance expenses to its directors and officers (or a director, officer, trustee, employee or agent of another corporation or of a partnership, joint venture, trust or other enterprise, in each case, serving at the request of Spinco) to the fullest extent permitted by the DGCL and any amendment to that law.

Amendment of Bylaws

To the extent permissible under the DGCL and the certificate of incorporation of Spinco, Spinco’s bylaws may be altered, amended or repealed by Spinco’s board of directors at any meeting by majority vote of the directors in office, or by majority vote of the stockholders entitled to vote at an annual or special meeting.

COMPARISON OF THE RIGHTS OF STOCKHOLDERS BEFORE AND AFTER THE TRANSACTIONS

Each of ACCO, MWV and Spinco is a Delaware corporation and is subject to the DGCL. Following the Merger, MWV stockholders will continue to hold shares of MWV common stock, subject to the same rights as prior to the Separation, the Distribution and the Merger, except that their shares of MWV common stock will represent an interest in MWV that no longer reflects the ownership and operation of the MEAD C&OP Business. In addition, MWV stockholders will also hold shares of common stock of ACCO after the Merger.

The following description summarizes the material differences that may affect the rights of stockholders of ACCO and Spinco but does not purport to be a complete statement of all those differences, or a complete description of the specific provisions referred to in this summary. For example, ACCO currently has a stockholder rights plan in place, while Spinco does not. The Rights Agreement might impede the completion of a merger, tender offer or other takeover attempt of ACCO. See “Certain Anti-Takeover Effects of Various Provisions of Delaware Law and ACCO’s Restated Certificate of Incorporation, Bylaws and Rights Agreement—Stockholder Rights Plan.” The identification of specific differences is not intended to indicate that other equally or more significant differences do not exist. Stockholders should read carefully the relevant provisions of Delaware law, the Spinco certificate of incorporation, the Spinco bylaws, the ACCO restated certificate of incorporation and the ACCO bylaws.

Spinco’s certificate of incorporation and bylaws, will, following the Merger, be amended and restated.

Capitalization

ACCO

ACCO’s authorized capital stock is described under “Description of Capital Stock of ACCO Before and After the Merger—Description of Capital Stock of ACCO.”

Spinco

Under Spinco’s certificate of incorporation, the total authorized capital stock of Spinco consists of 500 shares of common stock, par value $.001 per share. As of December 28, 2011, there were 100 shares of Spinco common stock issued and outstanding. Shares of Spinco common stock do not trade separately from shares of MWV common stock.

Spinco’s certificate of incorporation does not address certain matters relating to voting and preemptive rights, and therefore the default provisions under the DGCL apply with respect to those matters. Under the DGCL, each stockholder shall be entitled to one vote for each share of capital stock held by such stockholder, and a majority of the shares entitled to vote, present in person or represented by proxy, will constitute a quorum at a meeting of stockholders. In all matters other than the election of directors, which requires a plurality, the affirmative vote of the majority of shares present in person or represented by proxy at the meeting and entitled to vote on the subject matter shall be the act of the stockholders. Further, under the DGCL, stockholders have no preemptive, subscription, redemption or conversion rights.

Amendment of the Restated Certificate of Incorporation

ACCO

For a description of how ACCO’s restated certificate of incorporation may be amended by stockholders, see “Certain Anti-Takeover Effects of Various Provisions of Delaware Law and ACCO’s Restated Certificate of Incorporation, Bylaws and Rights Agreement—Supermajority Provisions.”

Spinco

The Spinco certificate of incorporation may be amended in accordance with the DGCL, which provides that, except as otherwise provided in the certificate of incorporation, the certificate of incorporation may be amended by the affirmative vote of a majority of the outstanding stock entitled to vote and a majority of the outstanding stock of each class entitled to vote as a separate class.

Amendment of the Bylaws

ACCO

ACCO’s bylaws may be amended, altered or repealed by the board of directors, subject to the rights of stockholders to amend or repeal the bylaws. Amendment or repeal by stockholders requires the affirmative vote of at least 80% of the voting power of the then-outstanding voting stock, voting together as a single class.

Spinco

The Spinco certificate of incorporation and the Spinco bylaws provide that the Spinco bylaws may be amended, altered or repealed by a majority vote of the Spinco board of directors of the directors present at any meeting or by written consent, subject to the power of the stockholders of Spinco to alter or repeal any bylaws made by the board of directors. Under the DGCL, Spinco stockholders may also amend, alter or repeal the Spinco bylaws by the affirmative vote of a majority of the outstanding stock entitled to vote.

Removal of Directors

ACCO

For a description of removal of directors of ACCO, see “Description of Capital Stock of ACCO Before and After the Merger—Certain Provisions in the Restated Certificate of Incorporation and Bylaws of ACCO.”

Spinco

The Spinco bylaws allow directors to be removed for cause, and only by the affirmative vote of the holders of at least 80% of the voting power of the then outstanding stock, voting together as a single class.

Action by Written Consent

ACCO

Under the ACCO restated certificate of incorporation, any action required or permitted to be taken by the stockholders shall be taken only at an annual or special meeting of the stockholders and not by consent in writing.

Spinco

Under the Spinco bylaws, stockholders may take action without a meeting by written consent. The consents must be signed by holders of outstanding stock not fewer than would be required to take such action at a meeting.

Delaware Anti-Takeover Statute

ACCO

ACCO has not opted out of the provisions of Section 203 of the DGCL. For a general discussion of Section 203 of the DGCL, see “Certain Anti-Takeover Effects of Various Provisions of Delaware Law and ACCO’s Restated Certificate of Incorporation, Bylaws and Rights Agreement—Delaware Anti-Takeover Statute.”

Spinco

Spinco’s certificate of incorporation provides that Spinco has opted out of the provisions of Section 203 of the DGCL.

Stockholder Rights Plan

ACCO

ACCO has a stockholder rights plan. For a description of the Rights Agreement, see “Certain Anti-Takeover Effects of Various Provisions of Delaware Law and ACCO’s Restated Certificate of Incorporation, Bylaws and Rights Agreement—Stockholder Rights Plan.”

Spinco

Spinco does not have a stockholder rights plan.

CERTAIN ANTI-TAKEOVER EFFECTS OF VARIOUS PROVISIONS OF DELAWARE LAW AND ACCO’S RESTATED CERTIFICATE OF INCORPORATION, BYLAWS AND RIGHTS AGREEMENT

Provisions of the DGCL and ACCO’s restated certificate of incorporation, bylaws and Rights Agreement contain provisions that may have anti-takeover effects and could delay, defer or prevent a tender offer or takeover attempt that a stockholder might consider in its best interest, including those attempts that might result in a premium over the market price for the shares held by stockholders.

Delaware Anti-Takeover Statute

ACCO is subject to Section 203 of the DGCL. Subject to specific exceptions, Section 203 prohibits a publicly held Delaware corporation from engaging in a “business combination” with an “interested stockholder” (each term as defined below) for a period of three years after the time the person became an interested stockholder, unless:

•

the business combination, or the transaction in which the stockholder became an interested stockholder, is approved by the corporation’s board of directors prior to the time the interested stockholder attained that status;

•

upon consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding those shares owned by persons who are directors and also officers; and by employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

•

at or after the time a person became an interested stockholder, the business combination is approved by the corporation’s board of directors and authorized at an annual or special meeting of stockholders by the affirmative vote of at least two-thirds of the outstanding voting stock that is not owned by the interested stockholder.

For purposes of the DGCL, “business combinations” include mergers, asset sales and other transactions resulting in a financial benefit to the interested stockholder. Subject to various exceptions, in general, an “interested stockholder” is a person who, together with his or her affiliates and associates, owns, or within three years did own, 15% or more of the shares of the corporation’s outstanding voting stock. These restrictions could prohibit or delay the accomplishment of mergers or other takeover or change in control attempts with respect to ACCO and, therefore, may discourage attempts to acquire ACCO.

In addition, provisions of ACCO’s restated certificate of incorporation and bylaws, which are summarized in the following paragraphs, may have an anti-takeover effect.

Quorum Requirements; Removal of Directors

ACCO’s bylaws provide that the holders of a majority of the stock outstanding and entitled to vote shall constitute a quorum except where otherwise provided by law or by the restated certificate of incorporation or the bylaws.

Any directors may be removed with or without cause by the holders of at least 80% of shares then entitled to vote at an election of directors, subject to certain limitations.

No Cumulative Voting

ACCO’s stockholders do not have cumulative voting rights with respect to the election of directors.

Calling of Special Meeting of Stockholders

ACCO’s bylaws provide that special meetings of ACCO stockholders may be called only by the ACCO Board of Directors, pursuant to a resolution passed by a majority of the ACCO Board of Directors. Stockholders are not permitted to call, or to require that the ACCO Board of Directors call, a special meeting of stockholders. Moreover, the business permitted to be conducted at any special meeting of stockholders is limited to the business brought before the meeting pursuant to the notice of the meeting given by ACCO.

Advance Notice Requirements for Stockholder Proposals and Director Nominations

The ACCO bylaws provide that written notice of each meeting of the stockholders, whether annual or special, must be mailed postage prepaid, or sent by electronic transmission not less than ten or more than 60 days before the date of the meeting, to each stockholder entitled to vote at such meeting, to the stockholder’s address as it appears in the records of the company. Every such notice must state the place, date and time of the meeting, the means of remote communications, if any, by which stockholders and proxy holders may be deemed to be present in person or by proxy and vote at such meeting, and, in the case of a special meeting, the purpose or purposes for which the meeting is called. Notice of any adjourned meeting of the stockholders is not required to be given, except when expressly required by law.

Additionally, nominations for the board of directors and the proposal of business to be considered at an annual meeting may be made:

•	by the company in its notice of meeting;

•	by or at the direction of the board of directors; or

•

by any stockholder of the company who was a stockholder of record at the time of giving notice provided for in the bylaws, who is entitled to vote at the meeting and complies with certain notice procedures in the bylaws discussed below.

For nominations or other business to be properly brought before an annual meeting by a stockholder, the stockholder must have given timely notice in writing to the secretary of the company and the business proposed must be a proper matter for stockholder action. To be considered timely the notice must be delivered to the secretary at the principal executive offices of the company not earlier than the close of business on the 120th day nor later than the close of business on the 90th day prior to the first anniversary of the preceding year’s annual meeting.

However, in the event that the date of the annual meeting is more than 30 days before or more than 60 days after such anniversary date, notice by the stockholder must be delivered not later than the close of business on the later of the 120th day prior to such annual meeting or the tenth day following the day on which public announcement of the meeting is first made by the company.

Notwithstanding the notice provisions above, in the event that the number of directors to be elected to the board of the company is increased and there is no public announcement by the company naming all of the nominees for director or specifying the size of the increase of the board at least 100 days prior to the first anniversary of the preceding year’s annual meeting, a stockholder’s notice required under the bylaws will be considered timely with respect to nominees for the new positions if it is delivered to the secretary of ACCO at the principal executive offices of ACCO not later than the close of business on the tenth day following such public announcement by the company.

With respect to special meetings, only such business will be conducted at the meeting as has been properly brought before the meeting by the notice procedures described above.

Nominations of persons for directorships may be made at a special meeting by:

•	the board of directors; or

•

provided that the board of directors has determined that directors will be elected at a special meeting, any stockholder of the company eligible to vote at the meeting in accordance with the bylaws who complies with the notice provisions of the bylaws applicable to special meetings.

In the event the company calls a special meeting for the purpose of election of one or more directors to the board, any stockholder who is entitled to vote at the meeting may nominate a person or persons for election if the stockholder has delivered to the secretary of ACCO at the principal executive offices of ACCO the nomination not later than the close of business on the later of the 120th day prior to the special meeting or the tenth day following the day on which the public announcement of the special meeting was made.

The ACCO bylaws also specify requirements as to the form and content of a stockholder’s notice.

Limitations on Liability and Indemnification of Officers and Directors

The DGCL permits Delaware corporations to eliminate or limit the monetary liability of directors for breach of their fiduciary duty of care, subject to certain limitations. ACCO’s restated certificate of incorporation provides that directors are not liable to ACCO or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability (1) for any breach of the director’s duty of loyalty to ACCO or its stockholders, (2) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (3) for willful or negligent violation of the laws governing the payment of dividends or the purchase or redemption of stock or (4) for any transaction from which a director derived an improper personal benefit.

The DGCL provides for indemnification of directors, officers, employees and agents subject to certain limitations. ACCO’s bylaws provide for the mandatory indemnification of any director, officer, employee or agent who is made party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative against expenses (including attorney’s fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding if such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the company, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful. Such indemnification shall also apply in cases where a director, officer, employee or agent is a party to an action or suit by or in the right of the company unless such person has been judged liable to the company, provided that indemnification will still apply if the Court of Chancery of Delaware or the court in which the action or suit was brought determines that the director or officer is fairly entitled to indemnity for all expenses that the court shall deem proper.

ACCO’s bylaws also provide for the advancement of expenses, subject to receipt of an undertaking to repay such amounts if it is ultimately determined that such person is not entitled to be indemnified pursuant to the terms of the bylaws.

Authorized but Unissued Shares

ACCO’s authorized but unissued shares of common stock and preferred stock are available for future issuance without the approval of ACCO stockholders. ACCO may use additional shares for a variety of corporate purposes, including future public offerings to raise additional capital, corporate acquisitions and employee benefit plans. The existence of authorized but unissued shares of common stock and preferred stock could render more difficult or discourage an attempt to obtain control of ACCO by means of a proxy contest, tender offer, merger or otherwise.

Business Combinations

The ACCO restated certificate of incorporation contains a “fair price” provision pursuant to which a “business combination” (defined below) between ACCO or its subsidiaries and an “interested stockholder” (defined below) requires approval by the affirmative vote of the holders of at least 80% of the voting power of the then outstanding shares of capital stock entitled to vote, voting together as a single class, unless the business combination is approved by at least two-thirds of the continuing directors (as defined in ACCO’s restated certificate of incorporation) or certain fair price criteria and procedural requirements specified in the fair price provision are met.

For purposes of the fair price provision:

A “business combination” means:

•

(i) any merger or consolidation of the corporation or any subsidiary with (1) any “interested stockholder” or (2) any other corporation (whether or not itself an interested stockholder) which is, or after such merger or consolidation would be, an affiliate or associate of an interested stockholder;

•

(ii) any sale, lease, exchange, mortgage, pledge, transfer or other disposition (in one transaction or a series of transactions) to or with any interested stockholder or any affiliate or associate of any interested stockholder involving any assets or securities of the corporation, any subsidiary or any interested stockholder or any affiliate or associate of any interested stockholder having an aggregate fair market value of $20,000,000 or more;

•

(iii) the adoption of any plan or proposal for the liquidation or dissolution of the corporation proposed by or on behalf of any interested stockholder or any affiliate or associate of any interested stockholder;

•

(iv) any reclassification of securities (including any reverse stock split), or recapitalization of the corporation, or any merger or consolidation of the corporation with any subsidiary or any other transaction (whether or not with or into or otherwise involving an interested stockholder) that has the effect, directly or indirectly, of increasing the proportionate share of any class or series of capital stock, or any securities convertible into capital stock or into equity securities of any subsidiary, that is beneficially owned by any interested stockholder or any affiliate or associate of any interested stockholder; or

•	(v) any agreement, contract, arrangement or other understanding providing for any one or more of the actions specified in clauses (i) through (iv) above.

An “interested stockholder” means (other than, among others, the corporation or any subsidiary) who or which:

•	(i) is the beneficial owner of voting stock having 10% or more of the votes entitled to be cast by the holders of all then outstanding shares of voting stock;

•

(ii) is an affiliate or associate of the corporation and at any time within the two-year period immediately prior to the date in question was the beneficial owner of voting stock having 10% or more of the votes entitled to be cast by the holders of all then outstanding shares of voting stock; or

•

(iii) is an assignee of or has otherwise succeeded to any shares of voting stock which were at any time within the two-year period immediately prior to the date in question beneficially owned by any interested stockholder, if such assignment or succession shall have occurred in the course of a transaction or series of transactions not involving a public offering within the meaning of the Securities Act.

Under the fair price provision, the fair price criteria that must be satisfied to avoid the 80% stockholder voting requirement include the requirement that the consideration paid to ACCO’s stockholders in a business combination must be either cash or the same form of consideration used by the interested stockholder in acquiring its beneficial ownership of the largest number of shares of the company’s capital stock acquired by the interested stockholder.

Under the fair price provision, even if the foregoing fair price criteria are met, the following procedural requirements must be met if the business combination with an interested stockholder not approved by at least two-thirds of the continuing directors is not to require approval by the holders of at least 80% of voting power of the then outstanding shares of capital stock entitled to vote generally in the election of directors, voting together as a single class:

•

after the interested stockholder had become an interested stockholder and before the consummation of such business combination, the interested stockholder must not have become the beneficial owner of any additional shares of ACCO common stock, except as part of the transaction resulting in such interested stockholder becoming an interested stockholder, or in a transaction that would not result in any increase in the interested stockholder’s percentage beneficial ownership of any class or series of ACCO capital stock;

•

after the interested stockholder had become an interested stockholder and before the consummation of such business combination, the company must not have (1) failed to pay full quarterly dividends on payable in accordance with the terms of any outstanding ACCO capital stock, if any, (2) reduced the rate of dividends paid on ACCO common stock or (3) failed to increase such annual rate of dividends as necessary to reflect any reclassification, recapitalization, reorganization or any similar transaction which has the effect of reducing the number of outstanding shares of ACCO common stock, unless such failure, reduction or reclassification was approved by two-thirds of the continuing directors;

•

the interested stockholder must not have received (other than proportionately as a stockholder) at any time after becoming an interested stockholder, the benefit of any loans, advances, guarantees, pledges or other financial assistance or any tax advantages provided by ACCO;

•

a proxy or information statement describing the proposed business combination and complying with the requirements of the Exchange Act must have been mailed to all stockholders of ACCO at least 30 days prior to the consummation of the business combination and such proxy or information statement must have contained any recommendation as to the advisability or inadvisability of the business combination which any of the continuing directors wish to make and, if deemed advisable by at least two-thirds of the continuing directors, a fairness opinion from an investment bank; and

•	the interested stockholder shall not have made any material change in ACCO’s business or equity capital structure without approval of at least two-thirds of the continuing directors.

Supermajority Provisions

The ACCO restated certificate of incorporation requires the affirmative vote of the holders of at least 80% of the voting power of the then outstanding shares of capital stock, voting together as a single class, to:

•

amend or repeal the provisions of the restated certificate of incorporation relating to the number, election and removal of directors, amendments to the company’s restated certificate of incorporation or bylaws, the right to act by written consent; or the stockholder vote required for business combinations not approved by resolution by two-thirds of the ACCO Board of Directors; or

•	adopt any provision inconsistent with such provisions.

The ACCO restated certificate of incorporation also requires the affirmative vote of the holders of at least 80% of the voting power of the then outstanding shares of capital stock, voting together as a single class, to amend any provision of the ACCO bylaws.

Stockholder Rights Plan

On August 16, 2005, ACCO entered into the Rights Agreement. To implement the Rights Agreement, on the same date, ACCO distributed a dividend of one preferred stock purchase right (each, a “Right”), for each outstanding share of ACCO common stock to stockholders of record at the close of business on August 16, 2005. Each Right entitled the registered holder to purchase from ACCO a unit consisting of one one-hundredth of a share of Series A Junior Participating Preferred Stock at an exercise price of $90 per share, subject to adjustment. The following summary of the Rights Agreement is qualified by reference to the complete text of the agreement, which was filed as an exhibit to ACCO’s current report on Form 8-K filed on August 17, 2005.

The Rights will not be exercisable until the earlier of:

•

ten business days following a public announcement that a person or group has acquired 15% or more of the outstanding shares of ACCO common stock (thereby becoming an “acquiring person” under the Rights Agreement); or

•	ten business days following the commencement of a tender offer or exchange offer that would result in a person or group becoming an acquiring person.

Under the Rights Agreement, ACCO generally has the right to lower the ownership threshold triggering a person to become an “acquiring person” to an amount not less than the greater of (1) the sum of .001% and the largest percentage of the outstanding shares of ACCO common stock owned by any stockholder (subject to exceptions) and (2) 10%.

The date on which the Rights are exercisable as described above is referred to in this proxy statement/prospectus-information statement as the “Rights Agreement Distribution Date.” Until the Rights Agreement Distribution Date, the Rights will be evidenced only by shares of ACCO common stock and will be transferred with and only with such common stock. After the Rights Agreement Distribution Date, rights certificates will be mailed to holders of record of the common stock as of the close of business on the Rights Agreement Distribution Date.

In the event that a person becomes an acquiring person, each holder of a Right other than the acquiring person will have the right to receive ACCO common stock having a value equal to two times the exercise price of the Right. In the event that, at any time following the date on which a person becomes an acquiring person, ACCO engages in certain types of merger or other business combination transactions, each holder of a Right other than the acquiring person will have the right to receive common stock of the acquiring company having a value equal to two times the exercise price of the Right.

At any time after a person becomes an acquiring person and prior to their acquisition of 50% or more of the outstanding ACCO common stock, the ACCO Board of Directors may exchange the Rights (other than Rights owned by the acquiring person), in whole or in part, for one share of ACCO common stock, subject to adjustment. At any time until ten business days following the date on which a person becomes an acquiring person, ACCO may redeem the Rights in whole, but not in part, at a price of $0.01 per Right.

The Rights expire at 5:00 p.m. (Eastern Time) on August 16, 2015, unless earlier redeemed, exchanged, extended or terminated by ACCO.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

ACCO recognizes that transactions between ACCO and any of its directors or executives can present potential or actual conflicts of interest and create the appearance that decisions are based on considerations other than the best interests of ACCO and its stockholders. Therefore, as a general matter and in accordance with ACCO’s Code of Business Conduct and Ethics, it is ACCO’s preference to avoid such transactions. Nevertheless, ACCO recognizes that there are situations where such transactions may be in, or may not be inconsistent with, the best interests of ACCO. Therefore, ACCO has adopted a formal written policy which requires ACCO’s Audit Committee to review and, if appropriate, to approve or ratify any such transactions. Pursuant to the policy, the Committee will review any transaction in which ACCO is or will be a participant and the amount involved exceeds $120,000, and in which any of ACCO’s directors or executive officers had, has or will have a direct or indirect material interest. After its review the Committee will only approve or ratify those transactions that are in, or are not inconsistent with, the best interests of ACCO and its stockholders, as the Committee determines in good faith. The Committee has also directed ACCO’s General Counsel and internal audit department to review ACCO’s compliance with this policy on at least an annual basis.

ACCO expects the Code of Business Conduct and Ethics and the written policy described above to apply to ACCO after the Merger.

LEGAL MATTERS

The validity of the issuance of common stock by ACCO pursuant to the Merger Agreement will be passed upon for ACCO by Skadden, Arps, Slate, Meagher & Flom LLP. Skadden, Arps, Slate, Meagher & Flom LLP will provide to ACCO a legal opinion regarding certain U.S. federal income tax matters relating to the Merger. Wachtell, Lipton, Rosen & Katz will provide to MWV and Spinco a legal opinion regarding certain U.S. federal income tax matters relating to the Separation, the Distribution and the Merger.

EXPERTS

The consolidated financial statements of ACCO and its subsidiaries as of December 31, 2010 and 2009 and for each of the years then ended, and management’s assessment of the effectiveness of internal control over financial reporting as of December 31, 2010, incorporated in this proxy statement/prospectus-information statement by reference from ACCO’s annual report on form 10-K for the year ended December 31, 2010 and ACCO’s Current Report on Form 8-K dated December 15, 2011, have been so incorporated in reliance upon the reports of KPMG LLP, an independent registered public accounting firm, which reports are incorporated herein by reference, and upon the authority of said firm as experts in accounting and auditing.

The consolidated financial statements of ACCO for the year ended December 31, 2008 before the effects of the adjustments to retrospectively reflect the GBC-Fordigraph business as a discontinued operation (not separately included in ACCO’s Current Report on Form 8-K dated December 15, 2011) have been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm. The adjustments to those financial statements to retrospectively reflect the GBC-Fordigraph business as a discontinued operation have been audited by KPMG LLP, an independent registered public accounting firm. The consolidated financial statements for the year ended December 31, 2008 incorporated in this proxy statement/prospectus-information statement by reference to ACCO’s Current Report on Form 8-K dated December 15, 2011 have been so incorporated in reliance on the reports of (i) PricewaterhouseCoopers LLP solely with respect to those financial statements before the effects of the adjustments to retrospectively reflect the GBC-Fordigraph business as a discontinued operation and (ii) KPMG LLP solely with respect to the adjustments to those financial statements to retrospectively reflect the GBC-Fordigraph business as a discontinued operation, given on the authority of said firms as experts in accounting and auditing.

The combined financial statements of the MEAD C&OP Business at December 31, 2010 and 2009, and for each of the three years in the period ended December 31, 2010, included in this proxy statement/prospectus-information statement have been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm, as set forth in their report appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

SUBMISSION OF FUTURE STOCKHOLDER PROPOSALS

Stockholders are entitled to present proposals for consideration at forthcoming stockholder meetings provided that they comply with the proxy rules promulgated by the SEC and the ACCO bylaws. If you are a record owner of ACCO common stock and you wish to make a nomination or proposal at an annual meeting, you must notify the secretary of ACCO, in writing, of your intent. Written notice must be delivered not earlier than January 17, 2012, and not later than February 17, 2012, with respect to nominations and proposals for the 2012 annual meeting of stockholders. All notices must contain the information required by Article II of the ACCO bylaws and Rule 14a-8 under the Exchange Act.

Nominations or proposals not meeting these requirements will not be entertained at the annual meeting. If the 2012 annual meeting of stockholders occurs on a date more than 30 days earlier or 60 days later than the anniversary of the prior year’s annual meeting of stockholders, then nominations and stockholder proposals must be received no earlier than close of business on the 120th day prior to the annual meeting and not later than close of business on the later to occur of (i) the 90th day prior to the annual meeting or (ii) the 10th day after the date we first publicly announced the date of the annual meeting.

Stockholders are no longer eligible to submit proposals for inclusion in our proxy statement and accompanying proxy at the 2012 annual meeting of stockholders. In order for a stockholder proposal to have been eligible under Rule 14a-8 for consideration for such inclusion, the proposal must have been received by ACCO on or before December 2, 2011.

INDEX—FINANCIAL STATEMENTS

The MEAD C&OP Business Combined Statements of Income

Three months ended September 30, 2011 and 2010 and nine months ended September 30, 2011 and 2010

(Unaudited)

The MEAD C&OP Business (A Business of MeadWestvaco Corporation)

Combined Statements of Income—Unaudited

In thousands	Three months ended September 30,		Nine months ended September 30,
	2011	2010	2011	2010
Net sales	$227,849	$230,816	$526,329	$512,802
Cost of sales	143,263	148,479	352,095	345,996

Gross profit	84,586	82,337	174,234	166,806
Operating expenses and income:
Selling, general and administrative expenses	36,680	38,760	103,644	99,871
Amortization of intangible assets	3,123	3,618	9,502	10,796
Restructuring charges	—	344	193	1,141
Other expense (income), net	68	(33)	(3,174)	(82)

Total operating expenses, net	39,871	42,689	110,165	111,726

Operating income	44,715	39,648	64,069	55,080
Non-operating expense (income):
Interest expense	3,894	3,974	12,383	12,172
Interest income	(2,472)	(1,610)	(6,332)	(3,764)

Total non-operating expense, net	1,422	2,364	6,051	8,408

Income from continuing operations before income taxes	43,293	37,284	58,018	46,672
Income tax provision	15,084	13,216	20,214	16,545

Income from continuing operations	28,209	24,068	37,804	30,127
Income (loss) from discontinued operations, net of income taxes	—	1,453	(889)	947

Net income	$28,209	$25,521	$36,915	$31,074

The accompanying notes are an integral part of these combined financial statements.

The MEAD C&OP Business Combined Balance Sheets

September 30, 2011 and December 31, 2010

(Unaudited)

The MEAD C&OP Business (A Business of MeadWestvaco Corporation)

Combined Balance Sheets—Unaudited

In thousands	September 30, 2011	December 31, 2010
ASSETS
Cash and cash equivalents	$52,141	$22,628
Accounts receivable, net	194,693	267,057
Inventories, net	112,402	87,941
Deferred income taxes	15,677	16,043
Other current assets	10,721	9,435
Current assets of discontinued operations	—	55,748

Current assets	385,634	458,852
Property, plant and equipment, net	86,610	95,841
Goodwill	165,419	171,935
Other assets	108,693	123,393
Non-current assets of discontinued operations	—	25,046

	$746,356	$875,067

LIABILITIES AND EQUITY
Accounts payable	$55,788	$51,079
Accrued customer rebates and allowances	41,610	55,774
Accrued expenses	31,964	57,934
Income taxes payable	7,508	16,319
Notes payable and current maturities of debt	1,507	930
Current liabilities of discontinued operations	—	22,840

Current liabilities	138,377	204,876
Long-term debt	—	79
Other long-term obligations	27,422	30,741
Deferred income taxes	29,145	28,520
Long-term liabilities of discontinued operations	—	2,954
Commitments and contingencies	—	—
Equity	551,412	607,897

	$746,356	$875,067

The accompanying notes are an integral part of these combined financial statements.

The MEAD C&OP Business Combined Statements of Cash Flows

Nine months ended September 30, 2011 and 2010

(Unaudited)

The MEAD C&OP Business (A Business of MeadWestvaco Corporation)

Combined Statements of Cash Flows—Unaudited

In thousands	Nine months ended September 30,
	2011	2010
Cash flows from operating activities
Net income	$36,915	$31,074
Discontinued operations	889	(947)
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	20,077	22,393
Gains on disposals of assets	(2,370)	(48)
Deferred income taxes	2,777	2,801
Pension and other post-retirement expense	497	379
Other, net	2,078	2,657
Changes in working capital	(393)	20,431

Net cash provided by operating activities of continuing operations	60,470	78,740
Discontinued operations	(4,476)	5,998

Net cash provided by operating activities	55,994	84,738
Cash flows from investing activities
Capital expenditures	(9,042)	(8,078)
Proceeds from asset dispositions	2,049	387
Discontinued operations	54,899	(363)

Net cash provided by (used in) investing activities	47,906	(8,054)
Cash flows from financing activities
Payments on long-term borrowings	(321)	(406)
Changes in notes payable	792	(586)
Transactions with MeadWestvaco Corporation, net	(66,213)	(19,961)

Net cash used in financing activities	(65,742)	(20,953)
Effect of exchange rate changes on cash	(8,645)	3,991

Increase in cash and cash equivalents	29,513	59,722
Cash and cash equivalents:
Beginning of period	22,628	2,219

End of period	$52,141	$61,941

The accompanying notes are an integral part of these combined financial statements.

The MEAD C&OP Business (A Business of MeadWestvaco Corporation)

Notes to Combined Financial Statements

(Unaudited)

A.	Basis of combination and preparation of financial statements

These combined financial statements include all majority-owned or controlled entities of MeadWestvaco Corporation (“MWV”) related to its Consumer & Office Products business (the “Company” or the “Business”), and all significant inter-company transactions are eliminated. The Company is a manufacturer and marketer of numerous brands in school supplies, office products, and planning and organizing tools, including Mead®, Five Star®, Trapper Keeper®, AT-A-GLANCE®, Cambridge® and Day Runner® brands. Throughout its operations in the United States, Brazil and Canada, the Company produces and sells notebooks, folders, decorative calendars, stationery products, and time management and personal organizers through a wide mix of retail distribution. The Company’s segments are (i) United States, (ii) Canada, and (iii) Brazil.

These interim combined financial statements have not been audited. However, in the opinion of Company and MWV management, all normal recurring adjustments necessary to state fairly the financial position and the results of operations for the interim periods presented have been made. These interim combined financial statements have been prepared on the basis of accounting principles and practices generally accepted in the U.S. (“GAAP”) applied consistently with those used in the preparation of the audited combined financial statements as of December, 31, 2010 and 2009 and for the years ended December 31, 2010, 2009 and 2008.

Certain information and disclosures normally included in annual financial statements presented in accordance with GAAP have been condensed or omitted in these interim combined financial statements. The combined results of operations for interim periods are not necessarily indicative of the results to be expected for the full year.

On February 1, 2011, the Company completed the sale of its envelope products business. This component of the Business is reported as a discontinued operation in these combined financial statements.

Subsequent event

On November 17, 2011, MWV announced that it will spin off the Business and has signed definitive agreements to merge the Business into ACCO Brands Corporation (“ACCO”). The transaction close is subject to approval by ACCO’s shareholders and the satisfaction of customary closing conditions and regulatory approvals, including a favorable ruling from the U.S. Internal Revenue Service. MWV expects the separation to occur through a “spin-merge” transaction in which the Business’ operations will be spun off in a new entity and then that entity will be immediately merged into ACCO. At closing, MWV shareholders will receive 50.5% of the shares of ACCO stock and MWV will receive $460 million of cash, subject to certain potential post-closing adjustments.

B.	Summary of significant accounting policies

Related-party transactions: These combined financial statements include allocated expenses associated with centralized MWV support functions including legal, accounting, tax, treasury, internal audit, information technology, human resources and other services. The costs associated with these functions generally include all payroll and benefit costs as well as related overhead costs. These combined financial statements also include allocated costs associated with MWV’s office facilities, corporate insurance coverage and medical, pension, post-retirement and other health plan costs attributed to the Company’s employees participating in MWV’s sponsored plans. Allocations are generally based on a number of utilization measures including employee count and proportionate effort. In situations that determinations based on utilization are impracticable, MWV and the Company use other methods and criteria such as net sales which are believed to result in reasonable estimates of costs attributable to the Company. All such amounts have been assumed to have been paid by the Company to MWV in the period in which the costs were recorded in the combined financial statements. Such amounts are included in net cash provided by operating activities in the combined statements of cash flows.

The Business and MWV management believe the related-party allocations included in these combined financial statements have been made on a reasonable basis. However, these combined financial statements may not necessarily be indicative of the results of operations that would have been obtained if the Business had operated as a separate entity during the periods presented. Consequently, the Company’s future earnings if operated as an independent business could include items of income and expense that are materially different from what is included in these combined statements of income. Accordingly, the combined financial statements for the periods presented are not necessarily indicative of the Company’s future results of operations, financial position and cash flows.

Equity is affected by the Business’ operating results, expense allocations from MWV and cash transfers between the Business and MWV, including settlement of intercompany transactions and amounts paid or received related to interest and domestic income taxes, as MWV manages all treasury and domestic tax activities of the Business. Central treasury activities include the investment of surplus cash and foreign currency risk management. All MWV funding to the Company since inception has been accounted for as capital contributions from MWV and all cash remittances from the Company to MWV have been accounted for as distributions to MWV. For all periods presented, the Company had net positive operating cash flow, which has been accounted for as distributions to MWV.

In addition, interest expense associated with MWV’s debt has been allocated to the Company based upon average net assets of the Company as a percentage of average net assets plus average consolidated debt not attributable to other operations of MWV. The Company believes this method of allocating interest expense produces reasonable results because the average of net assets is a significant factor in determining the amount of MWV borrowings. No MWV corporate-level debt has been allocated to the Company’s combined balance sheets.

Estimates and assumptions: The preparation of these combined financial statements in accordance with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of certain assets and liabilities and, in some instances, the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

Translation of foreign currencies: The local currency is the functional currency for all of the Company’s significant operations outside the United States (“U.S.”). The assets and liabilities of the Company’s foreign subsidiaries are translated into U.S. dollars using period-end exchange rates, and adjustments resulting from these financial statement translations are included in accumulated other comprehensive income in the combined balance sheets. Revenues and expenses are translated at average rates prevailing during each period.

Cash equivalents: Highly liquid securities with an original maturity of three months or less are considered to be cash equivalents.

Accounts receivable and allowance for doubtful accounts: Trade accounts receivable are recorded at the invoice amount and generally do not bear interest. The allowance for doubtful accounts is the Company’s best estimate of the amount of probable loss in the existing accounts receivable. The Company determines the allowance based on historical write-off experience. Past due balances over a specified amount are reviewed individually for collectability. Account balances are charged off against the allowance when it is probable that the receivable will not be recovered.

Concentration of credit risk: The financial instruments that potentially subject the Company to concentrations of credit risk are accounts receivable. The Company limits its credit risk by performing ongoing credit evaluations, and when necessary, requiring letters of credit, guarantees or collateral.

Inventories: Inventories are valued at the lower of cost or market. Cost is determined using the last-in, first-out method (“LIFO”) for substantially all raw materials, finished goods and production materials of U.S. manufacturing operations. Cost of all other inventories, including stores and supplies inventories and inventories of non-U.S. manufacturing operations, is determined by the first-in, first-out or average cost methods.

Property, plant, and equipment: Owned assets are recorded at cost. When assets are sold, retired or disposed of, their cost and related accumulated depreciation are removed from the combined balance sheet and any resulting gain or loss is reflected in cost of sales. Costs of renewals and betterments of properties are capitalized; costs of maintenance and repairs are charged to expense.

Depreciation: The cost of plant and equipment is depreciated, utilizing the straight-line method, over the estimated useful lives of the assets, which range from 20 to 40 years for buildings and leasehold improvements and 5 to 30 years for machinery and equipment.

Impairment of long-lived assets: The Company periodically evaluates whether current events or circumstances indicate that the carrying value of its long-lived assets, including intangible assets, to be held and used may not be recoverable. If such circumstances are determined to exist, an estimate of undiscounted future cash flows produced by the long-lived asset, or the appropriate grouping of assets, is compared to carrying value to determine whether impairment exists.

If an asset is determined to be impaired, the loss is measured based on quoted market prices in active markets, if available. If quoted market prices are not available, the estimate of fair value is based on various valuation techniques, including a discounted value of estimated future cash flows. The Company reports an asset to be disposed of at the lower of its carrying value or its estimated net realizable value.

Goodwill: Goodwill represents the excess of cost of an acquired business over the fair value of the identifiable tangible and intangible assets acquired and liabilities assumed in a business combination. The Company reviews the recorded value of goodwill at least annually at December 31, or sooner if events or changes in circumstances indicate that the fair value of a reporting unit is below its carrying value. Goodwill is required to be tested for impairment using a two-step process. The first step is to identify a potential impairment and the second step is to measure the amount of the impairment loss, if any. The second step is not necessary unless an impairment indicator is identified in step one. Goodwill is deemed to be impaired after step two if the carrying amount of a reporting unit’s goodwill exceeds its estimated fair value. Goodwill has been allocated to the Company’s reporting units based on specific transactions and the relative fair values of these entities. The fair value of each reporting unit is estimated primarily using an income approach, specifically the discounted cash flow method. The Company employs significant assumptions in evaluating its goodwill for impairment. These assumptions include relevant considerations of market-participant data, among others.

In applying the income approach in assessing goodwill for impairment, changes in assumptions could materially affect the determination of fair value for a reporting unit. Although the fair value estimates of the Company’s reporting units under the income approach exceed the respective carrying values, different assumptions regarding projected performance and other factors could result in non-cash impairment charges in the future. The following assumptions are key to the Company’s income approach:

•

Business projections—Projections are based on five-year forecasts that are developed internally by management. These projections include significant assumptions such as estimates of future revenues, profits, working capital requirements, operating plans, costs of planned restructuring actions and capital expenditures. Assumptions surrounding macro-economic data and estimates include industry projections, inflation, foreign currency exchange rates and costs of energy, raw materials and freight.

•

Discount rates—Future cash flows are discounted at a rate that is consistent with a weighted average cost of capital for a potential market participant. The weighted average cost of capital is an estimate of the overall after-tax rate of return required by equity and debt holders of a business enterprise. The discount rates selected for the reporting units are based on existing conditions within the respective markets and reflect appropriate adjustments for potential risk premiums in those markets as well as appropriate weighting of the market cost of equity versus debt.

•	Tax rates—Tax rates are based on estimates of the tax rates that a market participant would realize in the respective primary markets and geographic areas in which the reporting units operate.

Legal liabilities: The Company recognizes a liability for legal contingencies when a loss is probable and reasonably estimable. Liabilities recorded for claims are limited to pending cases based on the Company’s historical experience and consultation with outside counsel associated with claims that may arise in the future. The Company recognizes insurance recoveries when collection is reasonably assured.

Revenue recognition: The Company recognizes revenues at the point when title and the risk of ownership passes to the customer. Substantially all of the Company’s revenues are generated through product sales and shipping terms generally indicate when title and the risk of ownership have passed. Revenue is recognized at shipment for sales where shipping terms are FOB (free-on-board) shipping point unless risk of loss is maintained under freight terms. For sales where shipping terms are FOB destination, revenue is recognized when the goods are received by the customer. The Company provides allowances for estimated returns when the revenue is recognized, based on historical experience, current trends and any notification of pending returns.

Sales rebates and discounts are common practice in the industry in which the Company operates. Volume, promotional, price, cash and other discounts and customer incentives are accounted for as a reduction to gross sales. Rebates and discounts are recorded based upon estimates at the time products are sold. These estimates are based on historical experience with similar programs and products. The Company reviews such estimates on an ongoing basis and accruals for rebates and discounts are adjusted, if necessary, as additional information becomes available.

Shipping and handling costs: Shipping and handling costs are classified as a component of cost of sales. Amounts billed to a customer in a sales transaction related to shipping and handling are classified as revenue.

Advertising expenses: All advertising costs, except for external production costs, are expensed as incurred. External production costs for advertising programs are deferred until the period in which the advertising is first aired. Advertising costs are included in selling, general and administrative expenses.

Income taxes: As a division of MWV, the Company is not an income tax payer in the U.S. as its domestic results and related tax obligations, if any, are included in the tax returns of MWV. The income tax provision included in these combined financial statements related to domestic income was calculated on a separate return basis, as if the Company was a separate taxpayer and the resulting current tax receivable or liability, including any liabilities related to uncertain tax positions, was settled with MWV through equity.

In tax jurisdictions located in Brazil and Canada, the operations of the Company are conducted by discrete legal entities, each of which files separate tax returns. All resulting current and deferred income tax assets and liabilities are reflected in the combined balance sheets of the Company.

Deferred income taxes are recorded for temporary differences between financial statement carrying amounts and the tax basis of assets and liabilities for each segment. Deferred tax assets and liabilities reflect the enacted tax rates in effect for the years the differences are expected to reverse. The Company evaluates the need for a deferred tax asset valuation allowance by assessing whether it is more likely than not that it will realize its deferred tax assets in the future.

Pension and postretirement benefits: The employees of the Company’s U.S. segment are participants in various defined benefit pension and postretirement benefit plans sponsored by MWV and the related assets and liabilities are combined with those related to other MWV businesses. MWV manages its domestic pension and postretirement benefit plans on a combined basis and claims data and liability information related to the Company are aggregated and combined, by plan, with those related to other MWV businesses.

The Company provides defined benefit pension and postretirement benefits for all employees of the Canada segment under two contributory trusteed plans and also provides benefits to employees whose retirement benefits exceed maximum amounts permitted by current tax law under an unfunded supplemental executive retirement plan. Benefits are based on a career average pay formula for the salaried plan and a final average pay formula for the bargained hourly plan. Contributions are made to the funded plans in accordance with regulatory requirements.

Share-based compensation: The Company records an allocation of compensation expense from equity awards granted by MWV for graded and cliff vesting awards on a straight-line basis over the vesting period, which is generally three years. Substantially all allocated compensation expense related to share-based awards is recorded as a component of selling, general and administrative expenses in the combined statements of income.

C.	New accounting guidance

In June 2011, the Financial Accounting Standards Board (the “FASB”) issued new accounting guidance regarding the presentation of comprehensive income. The new guidance requires the presentation of items of net income and comprehensive income in either a single continuous financial statement or in two separate but consecutive financial statements. This accounting guidance is effective for fiscal years, and interim periods within those years, beginning after December 15, 2011. The impact of adoption will not have a material effect on the Company’s combined financial statements.

In September 2011, the FASB issued new accounting guidance regarding the testing of goodwill for impairment. The new guidance permits an entity to first assess qualitative factors to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount as a basis for determining whether it is necessary to perform the required annual goodwill impairment test. This accounting guidance is effective for annual and interim goodwill impairment tests performed for fiscal years beginning after December 15, 2011; however, early adoption is permitted. The impact of adoption will not have a material effect on the Company’s combined financial statements.

D.	Fair value measurements

The following information is presented for items that are recorded in the combined balance sheets at fair value at September 30, 2011 and December 31, 2010, measured on a recurring basis. There were no significant transfers of assets and liabilities that are recorded at fair value between Level 1 and Level 2 during 2011 and 2010.

In thousands	September 30, 2011	Level 1(1)	Level 2(2)	Level 3(3)
Recurring fair value measurements:
Cash and cash equivalents	$52,141	$52,141	$—	$—

	December 31, 2010	Level 1(1)	Level 2(2)	Level 3(3)
Recurring fair value measurements:
Cash and cash equivalents	$22,628	$22,628	$—	—

(1)	Quoted prices in active markets for identical assets.
(2)	Quoted prices for similar assets and liabilities in active markets.
(3)	Significant unobservable inputs.

The carrying value of debt approximates fair value at September 30, 2011 and December 31, 2010.

E.	Restructuring charges

During 2005, the Company launched a cost reduction initiative to improve the efficiency of its business model. During 2008, the Company commenced a separate series of broad cost reduction actions to lower overhead costs and close or restructure certain manufacturing locations. Restructuring charges incurred during

2011 and 2010 are in connection with employee-related costs due to actions taken at certain manufacturing and research and development facilities in the U.S., Brazil and Canada pursuant to the 2005 and 2008 programs. Cumulative charges since the inceptions of these programs included in pre-tax earnings through September 30, 2011 were $7,599 thousand related to the 2008 program and $18,377 thousand related to the 2005 program. Although these charges related to individual segments, such amounts are included in Division and Corporate Support for segment reporting purposes.

Restructuring charges attributable to individual segments in the combined statements of income for the three and nine months ended September 30, 2011 and 2010 are presented below:

In thousands	Three months ended September 30,		Nine months ended September 30,
	2011	2010	2011	2010
United States	$—	$344	$(277)	$813
Brazil	—	—	470	64
Canada	—	—	—	264

Total charges	$—	$344	$193	$1,141

The activity in the accrued restructuring balances related to employee-related costs was as follows:

In thousands
Balance at December 31, 2010	$740
Charges	193
Payments	(933)

Balance at September 30, 2011	$—

F.	Other expense (income), net

Components of other expense (income), net are as follows:

In thousands	Three months ended September 30,		Nine months ended September 30,
	2011	2010	2011	2010
Royalty income	$(182)	$(96)	$(1,028)	$(346)
Foreign currency exchange losses	175	78	299	311
Loss (gain) on sale of real property	63	—	(2,425)	—
Other, net	12	(15)	(20)	(47)

	$68	$(33)	$(3,174)	$(82)

G.	Segment information

Segment profit is measured as results before restructuring charges, interest expense and income, and income taxes. The segments follow the same accounting principles described in the Summary of significant accounting policies. Sales between the segments are recorded primarily at market prices.

The Company is comprised of three segments whose products include a variety of school, planning and other home and office products. These segments are consistent with the management of the Business and reflect the internal reporting structure and operating focus. The Company’s segments are as follows:

•

United States—consists of products sold primarily in the U.S. with leading brand names in school supplies, time management products and commercial office products including AMCAL ® , AT-A-GLANCE ® , Cambridge ® , Day Runner ® , Five Star ® , Mead ® and Trapper Keeper ®

•	Canada—consists of products sold in Canada with leading names in school supplies as noted above as well as Hilroy ® and Motherword®

•	Brazil—consists of products sold primarily in Brazil with leading names in school and office supplies including Tilibra® and Grafons®.

Division and Corporate Support includes corporate support staff services allocated to the Company’s results for purposes of these combined financial statements and related assets and liabilities not specifically managed as part of one specific segment. The results also include income and expense items related to restructuring charges, interest income and expense, and expenses from equity compensation granted to executives of the Company.

Financial information by segment and Division and Corporate Support follows:

In thousands	Trade sales	Inter-segment sales	Total sales	Segment profit (loss)
Three months ended September 30, 2011
United States	$141,134	$7,365	$148,499	$33,211
Brazil	50,947	—	50,947	12,266
Canada	35,768	7	35,775	8,119
Division and Corporate Support	—	—	—	(10,303)

Total	227,849	7,372	235,221	43,293
Inter-segment eliminations	—	(7,372)	(7,372)	—

Combined totals	$227,849	$—	$227,849	$43,293

Three months ended September 30, 2010
United States	$156,122	$7,184	$163,306	$38,115
Brazil	41,151	55	41,206	7,589
Canada	33,543	22	33,565	3,176
Division and Corporate Support	—	—	—	(11,596)

Total	230,816	7,261	238,077	37,284
Inter-segment eliminations	—	(7,261)	(7,261)	—

Combined totals	$230,816	$—	$230,816	$37,284

Nine months ended September 30, 2011
United States	$344,587	$17,782	$362,369	$64,967
Brazil	104,465	625	105,090	11,403
Canada	77,277	260	77,537	12,813
Division and Corporate Support	—	—	—	(31,165)

Total	526,329	18,667	544,996	58,018
Inter-segment eliminations	—	(18,667)	(18,667)	—

Combined totals	$526,329	$—	$526,329	$58,018

Nine months ended September 30, 2010
United States	$354,717	$15,125	$369,842	$65,380
Brazil	85,469	967	86,436	322
Canada	72,616	83	72,699	12,566
Division and Corporate Support	—	—	—	(31,596)

Total	512,802	16,175	528,977	46,672
Inter-segment eliminations	—	(16,175)	(16,175)	—

Combined totals	$512,802	$—	$512,802	$46,672

H.	Income taxes

For both the three and nine months ended September 30, 2011, the effective tax rate attributable to continuing operations was approximately 34.8%. For both the three and nine months ended September 30, 2010, the effective tax rate attributable to continuing operations was approximately 35.4%. The differences in the effective tax rates for the three and nine months ended September 30, 2011 and 2010 compared to statutory rates are primarily due to the mix and levels between domestic and foreign earnings.

I.	Canadian pension and post-retirement plans

Employee retirement and postretirement benefits

The Company provides defined benefit pension and post-retirement benefits for all employees of the Canada segment under two contributory trusteed plans and also provides benefits to employees whose retirement benefits exceed maximum amounts permitted by current tax law under an unfunded supplemental executive retirement plan. Benefits are based on a career average pay formula for the salaried plan and a final average pay formula for the bargained hourly plan. Contributions are made to the funded plans in accordance with regulatory requirements.

The components of net periodic benefit cost for the Company’s retirement and post-retirement plans for the three months ended September 30, 2011 and 2010 are presented below.

	Three months ended September 30,
In thousands	Pension benefits		Post-retirement benefits
	2011	2010	2011	2010
Service cost—benefits earned during the period	$154	$131	$21	$16
Interest cost on projected benefit obligation	334	314	28	26
Expected return on plan assets	(438)	(386)	—	—
Amortization of prior service cost	6	6	—	—
Amortization of net actuarial loss	57	18	3	1

Net periodic benefit cost	$113	$83	$52	$43

The components of net periodic benefit cost for the Company’s retirement and post-retirement plans for the nine months ended September 30, 2011 and 2010 are presented below.

	Nine months ended September 30,
In thousands	Pension benefits		Post-retirement benefits
	2011	2010	2011	2010
Service cost—benefits earned during the period	$463	$393	$63	$48
Interest cost on projected benefit obligation	1,001	943	84	79
Expected return on plan assets	(1,313)	(1,158)	—	—
Amortization of prior service cost	18	17	—	—
Amortization of net actuarial loss	172	55	9	2

Net periodic benefit cost	$341	$250	$156	$129

Employer contributions

The Company contributed $750 thousand during the nine months ended September 30, 2011 and expects to contribute a total of $1,000 thousand for full year 2011.

J.	Inventories

Inventories are comprised of the following components at September 30, 2011 and December 31, 2010:

In thousands	September 30, 2011	December 31, 2010
Raw materials	$17,023	$23,487
Production materials, stores and supplies	3,339	3,369
Finished and in-process goods	92,040	61,085

	$112,402	$87,941

K.	Property, plant and equipment

Property, plant and equipment are comprised of the following components at September 30, 2011 and December 31, 2010:

In thousands	September 30, 2011	December 31, 2010
Machinery and equipment	$153,452	$160,443
Buildings and leasehold improvements	48,310	53,279
Land and land improvements	5,163	5,684

	206,925	219,406
Less accumulated depreciation	(131,489)	(130,019)

	75,436	89,387
Construction in progress	11,174	6,454

	$86,610	$95,841

L.	Other assets

Other assets are comprised of the following items at September 30, 2011 and December 31, 2010:

In thousands	September 30, 2011	December 31, 2010
Trademarks and trade names	$72,860	$81,534
Customer contracts and lists	15,067	18,212
Licensing rights	941	1,317
Cash surrender value of life insurance	5,406	5,306
Deposits and escrows—Brazil acquisitions	13,439	13,874
Other	980	3,150

	$108,693	$123,393

M.	Intangible assets

Intangible assets included in other assets are comprised of the following items at September 30, 2011 and December 31, 2010:

In thousands	September 30, 2011		December 31, 2010
	Gross carrying amount	Accumulated amortization	Gross carrying amount	Accumulated amortization
Trademarks and trade names	$170,905	$98,045	$172,737	$91,203
Customer contracts and lists	38,651	23,584	41,413	23,201
Other—primarily licensing rights	17,744	16,803	18,287	16,970

	$227,300	$138,432	$232,437	$131,374

N.	Accounts payable and accrued liabilities

Accounts payable consist of trade payables to vendors, as well as liabilities pursuant to third-party financing of payments to certain vendors totaling $11,964 thousand and $10,856 thousand at September 30, 2011 and December 31, 2010, respectively.

Accrued expenses consist of the following items at September 30, 2011 and December 31, 2010:

In thousands	September 30, 2011	December 31, 2010
Payroll and employee benefit costs	$16,600	$26,734
Taxes, other than income	4,754	13,142
Royalties	6,043	5,799
Freight	1,380	1,615
Deferred gain	—	3,500
Restructuring reserves	—	740
Other	3,187	6,404

	$31,964	$57,934

O.	Accrued customer rebates and allowances

The following table is a roll forward of accrued customer rebates and allowances at September 30, 2011 and December 31, 2010:

In thousands	Beginning balance	Additions	Deductions		Foreign currency exchange change	Ending balance
Nine months ended September 30, 2011	$55,774	$66,818	$(81,387	)(1)	$405	$41,610
Year ended December 31, 2010	53,532	102,998	(100,898	)(2)	142	55,774

(1)	Includes a deduction of $4,300 thousand representing a change in estimate in 2011 related to amounts recorded in 2010.
(2)	Includes a deduction of $7,927 thousand representing a change in estimate in 2010 related to amounts recorded in 2009.

P.	Other long-term obligations

Other long-term obligations consist of the following items at September 30, 2011 and December 31, 2010:

In thousands	September 30, 2011	December 31, 2010
Workers compensation	$4,438	$4,710
Retirement plans	3,010	3,563
Deferred compensation	4,601	4,793
Brazil acquisitions—contingencies and hold-backs(1)	12,606	15,253
Legal reserves for tax, civil, and labor matters	2,605	2,285
Other	162	137

	$27,422	$30,741

(1)	Amounts held in escrow required by certain jurisdictions in Brazil associated with these items are included in other assets in the combined balance sheets in the amounts of $13,439 thousand and $13,874 thousand at September 30, 2011 and December 31, 2010, respectively.

Q.	Equity

The changes in equity for the three months ended September 30, 2011 and 2010 are as follows:

Three months ended September 30, 2011:

In thousands	Capital	Accumulated other comprehensive income	Total equity
Balance at June 30, 2011	$507,965	$100,977	$608,942
Comprehensive loss:
Net income	28,209	—	28,209
Foreign currency translation	—	(40,393)	(40,393)
Adjustments related to pension and other benefit plans, net of taxes of $18 thousand	—	(48)	(48)

Comprehensive loss			(12,232)
Share-based compensation	451	—	451
Transactions with MWV, net	(45,749)	—	(45,749)

Balance at September 30, 2011	$490,876	$60,536	$551,412

Three months ended September 30, 2010:

In thousands	Capital	Accumulated other comprehensive income	Total equity
Balance at June 30, 2010	$577,370	$66,745	$644,115
Comprehensive income:
Net income	25,521	—	25,521
Foreign currency translation	—	13,775	13,775
Adjustments related to pension and other benefit plans, net of taxes of $8 thousand	—	(17)	(17)

Comprehensive income			39,279
Share-based compensation	589	—	589
Transactions with MWV, net	(51,684)	—	(51,684)

Balance at September 30, 2010	$551,796	$80,503	$632,299

The changes in equity for the nine months ended September 30, 2011 and 2010 are as follows:

Nine months ended September 30, 2011:

In thousands	Capital	Accumulated other comprehensive income	Total equity
Balance at December 31, 2010	$523,251	$84,646	$607,897
Comprehensive income:
Net income	36,915		36,915
Foreign currency translation	—	(23,966)	(23,966)
Adjustments related to pension and other benefit plans, net of taxes of $55 thousand	—	(144)	(144)

Comprehensive income			12,805
Share-based compensation	6,544	—	6,544
Transactions with MWV, net	(75,834)	—	(75,834)

Balance at September 30, 2011	$490,876	$60,536	$551,412

Nine months ended September 30, 2010:

In thousands	Capital	Accumulated other comprehensive income	Total equity
Balance at December 31, 2009	$541,419	$74,121	$615,540
Comprehensive income:
Net income	31,074	—	31,074
Foreign currency translation	—	6,433	6,433
Adjustments related to pension and other benefit plans, net of taxes of $23 thousand		(51)	(51)

Comprehensive income			37,456
Share-based compensation	2,023	—	2,023
Transactions with MWV, net	(22,720)	—	(22,720)

Balance at September 30, 2010	$551,796	$80,503	$632,299

R.	Discontinued operations

On February 1, 2011, the Company completed the sale of its envelope products business for cash proceeds of $55,191 thousand. The following table shows the major categories of discontinued operations in the combined statements of income for the three and nine months ended September 30, 2011 and 2010:

In thousands	Three months ended September 30,		Nine months ended September 30,
	2011	2010	2011	2010
Net sales	$—	$56,267	$19,308	$172,184
Cost of sales(1)	—	53,335	18,127	159,262

Gross profit	—	2,932	1,181	12,922
Total operating costs and expenses(2)	—	4,908	2,615	13,197

Loss before income taxes	—	(1,976)	(1,434)	(275)
Income tax benefit	—	(3,429)	(545)	(1,222)

Net income (loss)	$—	$1,453	$(889)	$947

(1)	For the three months ended September 30, 2010, cost of sales includes restructuring charges of $27 thousand. For the nine months ended September 30, 2010, cost of sales includes restructuring charges of $1,267 thousand.
(2)	For the three months ended September 30, 2010, total operating costs and expenses includes restructuring charges of $67 thousand. For the nine months ended September 30, 2010, total operating costs and expenses includes restructuring charges of $573 thousand.

During the three months ended December 31, 2010, the Company recorded pre-tax charges of $19,459 thousand ($14,568 thousand after taxes) comprised of impairment of long-lived assets of $5,889 thousand, impairment of allocated goodwill of $7,000 thousand and a pension curtailment loss of $6,570 thousand.

The following table shows the major categories of assets and liabilities that are classified as discontinued operations in the combined balance sheet at December 31, 2010:

In thousands
Accounts receivable, net	$30,488
Inventories	24,786
Other current assets	474

Current assets	55,748
Property, plant and equipment, net	24,066
Other assets	980

Non-current assets	25,046
Accounts payable	10,913
Accrued expenses	11,927

Current liabilities	22,840
Long-term liabilities	2,954

Report of Independent Auditors

To MeadWestvaco Corporation:

In our opinion, the accompanying combined balance sheets and the related combined statements of income, equity, and cash flows present fairly, in all material respects, the financial position of the Consumer & Office Products Business of MeadWestvaco Corporation (the “Company”) at December 31, 2010 and December 31, 2009, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2010 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers LLP
PricewaterhouseCoopers LLP Richmond, VA

October 10, 2011

The Consumer & Office Products Business (A Business of MeadWestvaco Corporation)

COMBINED STATEMENTS OF INCOME

	Years ended December 31,
In thousands	2010	2009	2008
Net sales	$748,097	$748,456	$752,975
Cost of sales	493,306	499,107	541,681

Gross profit	254,791	249,349	211,294
Operating expenses and income:
Selling, general and administrative expenses	144,049	132,126	130,456
Amortization of intangible assets	14,091	14,157	14,557
Restructuring charges	1,241	5,326	3,621
Other (income) expense, net	(845)	262	(170)

Total operating expenses and income, net	158,536	151,871	148,464

Operating income	96,255	97,478	62,830
Non-operating expense (income):
Interest expense	15,725	15,318	15,126
Interest income	(4,942)	(3,589)	(3,435)

Total non-operating expense, net	10,783	11,729	11,691

Income from continuing operations before income taxes	85,472	85,749	51,139
Income tax provision	30,300	30,690	18,497

Income from continuing operations	55,172	55,059	32,642
Loss from discontinued operations, net of income taxes	(15,621)	(4,931)	(3,815)

Net income	$39,551	$50,128	$28,827

The accompanying notes are an integral part of these combined financial statements.

The Consumer & Office Products Business (A Business of MeadWestvaco Corporation)

COMBINED BALANCE SHEETS

	December 31,
In thousands	2010	2009
ASSETS
Cash and cash equivalents	$22,628	$2,220
Accounts receivable, net	267,057	266,713
Inventories, net	87,941	69,027
Deferred income taxes	16,043	16,772
Other current assets	9,435	8,206
Current assets of discontinued operations	55,748	61,824

Current assets	458,852	424,762

Property, plant and equipment, net	95,841	96,246
Goodwill	171,935	173,723
Other assets	123,393	128,664
Deferred income taxes	—	1,581
Non-current assets of discontinued operations	25,046	44,768

	$875,067	$869,744

LIABILITIES AND EQUITY
Accounts payable	$51,079	$46,617
Accrued customer rebates and allowances	55,774	53,532
Accrued expenses	57,934	58,764
Income taxes payable	16,319	14,163
Notes payable and current maturities of long-term debt	930	2,110
Current liabilities of discontinued operations	22,840	30,524

Current liabilities	204,876	205,710
Long-term debt	79	980
Other long-term obligations	30,741	21,489
Deferred income taxes	28,520	23,495
Long-term liabilities of discontinued operations	2,954	2,530
Commitments and contingencies
Equity	607,897	615,540

	$875,067	$869,744

The accompanying notes are an integral part of these combined financial statements.

The Consumer & Office Products Business (A Business of MeadWestvaco Corporation)

COMBINED STATEMENTS OF EQUITY

	Capital	Accumulated other comprehensive income	Total equity
In thousands
Balance, January 1, 2008	$668,228	$70,266	$738,494
Comprehensive loss:
Net income	28,827	—	28,827
Changes in unrealized losses on derivative instruments, net of taxes of $24 thousand	—	45	45
Foreign currency translation	—	(49,201)	(49,201)
Adjustments related to pension and other benefit plans, net of taxes of $38 thousand	—	(77)	(77)

Comprehensive loss			(20,406)
Share-based employee compensation	2,116	—	2,116
Transactions with MeadWestvaco Corporation, net	(95,861)	—	(95,861)

Balance at December 31, 2008	603,310	21,033	624,343
Comprehensive income:
Net income	50,128	—	50,128
Changes in unrealized losses on derivative instruments, net of taxes of $43 thousand	—	(77)	(77)
Foreign currency translation	—	54,183	54,183
Adjustments related to pension and other benefit plans, net of taxes of $457 thousand	—	(1,018)	(1,018)

Comprehensive income			103,216
Share-based employee compensation	1,976	—	1,976
Transactions with MeadWestvaco Corporation, net	(113,995)	—	(113,995)

Balance at December 31, 2009	541,419	74,121	615,540
Comprehensive income:
Net income	39,551	—	39,551
Foreign currency translation	—	12,184	12,184
Adjustments related to pension and other benefit plans, net of taxes of $745 thousand	—	(1,659)	(1,659)

Comprehensive income			50,076
Share-based employee compensation	2,587	—	2,587
Transactions with MeadWestvaco Corporation, net	(60,306)	—	(60,306)

Balance at December 31, 2010	$523,251	$84,646	$607,897

The accompanying notes are an integral part of these combined financial statements.

The Consumer & Office Products Business (A Business of MeadWestvaco Corporation)

COMBINED STATEMENTS OF CASH FLOWS

	Years Ended December 31,
In thousands	2010	2009	2008
Cash flows from operating activities
Net income	$39,551	$50,128	$28,827
Discontinued operations	15,621	4,931	3,815
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	29,426	29,490	30,471
(Gains) losses on disposals of real and personal property	(79)	958	(94)
Deferred income taxes	5,130	1,466	10,002
Pension and other post-retirement expense	506	250	438
Other, net	3,257	1,680	(3,288)
Changes in working capital	(10,907)	13,603	33,598

Net cash provided by operating activities of continuing operations	82,505	102,506	103,769
Discontinued operations	1,959	130	10,173

Net cash provided by operating activities	84,464	102,636	113,942
Cash flows from investing activities
Capital expenditures	(12,960)	(4,541)	(7,895)
Payments for acquired businesses, net of cash acquired	—	(15,068)	(596)
Proceeds from asset dispositions	453	3,491	1,619
Discontinued operations	(599)	2,669	(5,280)

Net cash used in investing activities	(13,106)	(13,449)	(12,152)
Cash flows from financing activities
Proceeds from long-term borrowings	—	89	—
Payments on long-term borrowings	(540)	(207)	—
Changes in notes payable	(980)	(222)	1,693
Transactions with MeadWestvaco Corporation, net	(54,741)	(105,951)	(93,153)

Net cash used in financing activities	(56,261)	(106,291)	(91,460)
Effect of exchange rate changes on cash	5,311	14,724	(11,184)

Increase (decrease) in cash and cash equivalents	20,408	(2,380)	(854)
Cash and cash equivalents:
At beginning of period	2,220	4,600	5,454

At end of period	$22,628	$2,220	$4,600

The accompanying notes are an integral part of these combined financial statements.

The Consumer & Office Products Business (A Business of MeadWestvaco Corporation)

Notes to the Combined Financial Statements

Summary of significant accounting policies

Basis of combination and preparation of financial statements: These combined financial statements include all majority-owned or controlled entities of MeadWestvaco Corporation (“MWV”) related to its Consumer & Office Products business (the “Company” or the “Business”), and all significant inter-company transactions are eliminated. The Company is a manufacturer and marketer of numerous brands in school supplies, office products, and planning and organizing tools, including Mead®, Five Star®, Trapper Keeper®, AT-A-GLANCE®, Cambridge® and Day Runner® brands. Throughout its operations in the United States, Brazil and Canada, the Company produces and sells notebooks, folders, decorative calendars, stationery products, and time management and personal organizers through a wide mix of retail distribution. The Company’s segments are (i) United States, (ii) Canada, and (iii) Brazil.
Related-party transactions: These combined financial statements include allocated expenses associated with centralized MWV support functions including legal, accounting, tax, treasury, internal audit, information technology, human resources and other services. The costs associated with these functions generally include all payroll and benefit costs as well as related overhead costs. These combined financial statements also include allocated costs associated with MWV’s office facilities, corporate insurance coverage and medical, pension, post-retirement and other health plan costs attributed to the Company’s employees participating in MWV’s sponsored plans. Allocations are generally based on a number of utilization measures including employee count and proportionate effort. In situations that determinations based on utilization are impracticable, MWV and the Company use other methods and criteria such as net sales which are believed to result in reasonable estimates of costs attributable to the Company. All such amounts have been assumed to have been paid by the Company to MWV in the period in which the costs were recorded in the combined financial statements. Such amounts are included in net cash provided by operating activities in the combined statements of cash flows.

The Business and MWV management believe the related-party allocations included in these combined financial statements have been made on a reasonable basis. However, these combined financial statements may not necessarily be indicative of the results of operations that would have been obtained if the Business had operated as a separate entity during the periods presented. Consequently, the Company’s future earnings if operated as an independent business could include items of income and expense that are materially different from what is included in these combined statements of income. Accordingly, the combined financial statements for the periods presented are not necessarily indicative of the Company’s future results of operations, financial position and cash flows.

Equity is affected by the Business’ operating results, expense allocations from MWV and cash transfers between the Business and MWV, including settlement of intercompany transactions and amounts paid or received related to interest and domestic income taxes, as MWV manages all treasury and domestic tax activities of the Business. Central treasury activities include the investment of surplus cash and foreign currency risk management. All MWV funding to the Company since inception has been accounted for as capital contributions from MWV and all cash remittances from the Company to MWV have been accounted for as distributions to MWV. For all periods presented, the Company had net positive operating cash flow, which has been accounted for as distributions to MWV.

In addition, interest expense associated with MWV’s debt has been allocated to the Company based upon average net assets of the Company as a percentage of average net assets plus average consolidated debt not attributable to other operations of MWV. The Company believes this method of allocating interest expense produces reasonable results because average net assets is a significant factor in determining the amount of MWV borrowings. Interest expense allocated to the Company’s combined statements of income was $15,333 thousand, $14,813 thousand, and $14,988 thousand for the years ended December 31, 2010, 2009, and 2008, respectively. No MWV corporate-level debt has been allocated to the Company’s combined balance sheets.

Estimates and assumptions: The preparation of these combined financial statements in accordance with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of certain assets and liabilities and, in some instances, the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

Translation of foreign currencies: The local currency is the functional currency for all of the Company’s significant operations outside the United States (“U.S.”). The assets and liabilities of the Company’s foreign subsidiaries are translated into U.S. dollars using period-end exchange rates, and adjustments resulting from these financial statement translations are included in accumulated other comprehensive income in the combined balance sheets. Revenues and expenses are translated at average rates prevailing during each period.

Cash equivalents: Highly liquid securities with an original maturity of three months or less are considered to be cash equivalents.

Accounts receivable and allowance for doubtful accounts: Trade accounts receivable are recorded at the invoice amount and generally do not bear interest. The allowance for doubtful accounts is the Company’s best estimate of the amount of probable loss in the existing accounts receivable. The Company determines the allowance based on historical write-off experience. Past due balances over a specified amount are reviewed individually for collectability. Account balances are charged off against the allowance when it is probable that the receivable will not be recovered.

Concentration of credit risk: The financial instruments that potentially subject the Company to concentrations of credit risk are accounts receivable. The Company limits its credit risk by performing ongoing credit evaluations, and when necessary, requiring letters of credit, guarantees or collateral.

For the years ended December 31, 2010, 2009 and 2008, the Company’s sales to its two largest customers were each greater than 10% of total net sales for the year. Accounts receivable related to these customers at December 31, 2010 and 2009 were $55,057 thousand and $48,642 thousand, respectively. These two customers accounted for the following percentages of total net sales for the years ended December 31:

	Largest Customer	2nd Largest Customer
2010	19.4%	12.6%
2009	20.0%	12.5%
2008	17.5%	12.6%

Inventories: Inventories are valued at the lower of cost or market. Cost is determined using the last-in, first-out method (“LIFO”) for substantially all raw materials, finished goods and production materials of U.S. manufacturing operations. Cost of all other inventories, including stores and supplies inventories and inventories of non-U.S. manufacturing operations, is determined by the first-in, first-out or average cost methods.

Property, plant, and equipment: Owned assets are recorded at cost. When assets are sold, retired or disposed of, their cost and related accumulated depreciation are removed from the combined balance sheet and any resulting gain or loss is reflected in cost of sales. Costs of renewals and betterments of properties are capitalized; costs of maintenance and repairs are charged to expense.

Depreciation: The cost of plant and equipment is depreciated, utilizing the straight-line method, over the estimated useful lives of the assets, which range from 20 to 40 years for buildings and leasehold improvements and 5 to 30 years for machinery and equipment.

Impairment of long-lived assets: The Company periodically evaluates whether current events or circumstances indicate that the carrying value of its long-lived assets, including intangible assets, to be held and used may not be recoverable. If such circumstances are determined to exist, an estimate of undiscounted future cash flows produced by the long-lived asset, or the appropriate grouping of assets, is compared to carrying value to determine whether impairment exists.

If an asset is determined to be impaired, the loss is measured based on quoted market prices in active markets, if available. If quoted market prices are not available, the estimate of fair value is based on various valuation techniques, including a discounted value of estimated future cash flows. The Company reports an asset to be disposed of at the lower of its carrying value or its estimated net realizable value.

Goodwill: Goodwill represents the excess of cost of an acquired business over the fair value of the identifiable tangible and intangible assets acquired and liabilities assumed in a business combination. The Company reviews the recorded value of goodwill at least annually at December 31, or sooner if events or changes in circumstances indicate that the fair value of a reporting unit is below its carrying value. Goodwill is required to be tested for impairment using a two-step process. The first step is to identify a potential impairment and the second step is to measure the amount of the impairment loss, if any. The second step is not necessary unless an impairment indicator is identified in step one. Goodwill is deemed to be impaired after step two if the carrying amount of a reporting unit’s goodwill exceeds its estimated fair value. Goodwill has been allocated to the Company’s reporting units based on specific transactions and the relative fair values of these entities. The fair value of each reporting unit is estimated primarily using an income approach, specifically the discounted cash flow method. The Company employs significant assumptions in evaluating its goodwill for impairment. These assumptions include relevant considerations of market-participant data, among others.

In applying the income approach in assessing goodwill for impairment, changes in assumptions could materially affect the determination of fair value for a reporting unit. Although the fair value estimates of the Company’s reporting units under the income approach exceed the respective carrying values, different assumptions regarding projected performance and other factors could result in non-cash impairment charges in the future. The following assumptions are key to the Company’s income approach:

•

Business projections—Projections are based on five-year forecasts that are developed internally by management. These projections include significant assumptions such as estimates of future revenues, profits, working capital requirements, operating plans, costs of planned restructuring actions and capital expenditures. Assumptions surrounding macro-economic data and estimates include industry projections, inflation, foreign currency exchange rates and costs of energy, raw materials and freight.

•

Discount rates—Future cash flows are discounted at a rate that is consistent with a weighted average cost of capital for a potential market participant. The weighted average cost of capital is an estimate of the overall after-tax rate of return required by equity and debt holders of a business enterprise. The discount rates selected for the reporting units are based on existing conditions within the respective markets and reflect appropriate adjustments for potential risk premiums in those markets as well as appropriate weighting of the market cost of equity versus debt.

•	Tax rates—Tax rates are based on estimates of the tax rates that a market participant would realize in the respective primary markets and geographic areas in which the reporting units operate.

Based on management’s annual evaluation of the recorded value of goodwill at December 31, 2010, there was no indication of impairment. However, changes to any of the above assumptions could lead to impairment of goodwill in the future. See Note D for further information.

Legal liabilities: The Company recognizes a liability for legal contingencies when a loss is probable and reasonably estimable. Liabilities recorded for claims are limited to pending cases based on the Company’s historical experience and consultation with outside counsel associated with claims that may arise in the future. The Company recognizes insurance recoveries when collection is reasonably assured.

Revenue recognition: The Company recognizes revenues at the point when title and the risk of ownership passes to the customer. Substantially all of the Company’s revenues are generated through product sales and shipping terms generally indicate when title and the risk of ownership have passed. Revenue is recognized at shipment for sales where shipping terms are FOB (free-on-board) shipping point unless risk of loss is maintained under freight terms. For sales where shipping terms are FOB destination, revenue is recognized when the goods are received by the customer. The Company provides allowances for estimated returns when the revenue is recognized, based on historical experience, current trends and any notification of pending returns.

Sales rebates and discounts are common practice in the industry in which the Company operates. Volume, promotional, price, cash and other discounts and customer incentives are accounted for as a reduction to gross sales. Rebates and discounts are recorded based upon estimates at the time products are sold. These estimates are based on historical experience with similar programs and products. The Company reviews such estimates on an ongoing basis and accruals for rebates and discounts are adjusted, if necessary, as additional information becomes available.

Shipping and handling costs: Shipping and handling costs are classified as a component of cost of sales. Amounts billed to a customer in a sales transaction related to shipping and handling are classified as revenue.

Advertising expenses: All advertising costs, except for external production costs, are expensed as incurred. External production costs for advertising programs are deferred until the period in which the advertising is first aired. Advertising costs are included in selling, general and administrative expenses. Advertising expenses were $13,371 thousand, $10,166 thousand and $14,395 thousand for the years ended December 31, 2010, 2009 and 2008, respectively.

Income taxes: As a division of MWV, the Company is not an income tax payer in the U.S. as its domestic results and related tax obligations, if any, are included in the tax returns of MWV. The income tax provision included in these combined financial statements related to domestic income was calculated on a separate return basis, as if the Company was a separate taxpayer and the resulting current tax receivable or liability, including any liabilities related to uncertain tax positions, was settled with MWV through equity.

In tax jurisdictions located in Brazil and Canada, the operations of the Company are conducted by discrete legal entities, each of which files separate tax returns. All resulting current and deferred income tax assets and liabilities are reflected in the combined balance sheets of the Company.

Deferred income taxes are recorded for temporary differences between financial statement carrying amounts and the tax basis of assets and liabilities for each segment. Deferred tax assets and liabilities reflect the enacted tax rates in effect for the years the differences are expected to reverse. The Company evaluates the need for a deferred tax asset valuation allowance by assessing whether it is more likely than not that it will realize its deferred tax assets in the future.

Pension and postretirement benefits: The employees of the Company’s U.S. segment are participants in various defined benefit pension and postretirement benefit plans sponsored by MWV and the related assets and liabilities are combined with those related to other MWV businesses. MWV manages its domestic pension and postretirement benefit plans on a combined basis and claims data and liability information related to the Company are aggregated and combined, by plan, with those related to other MWV businesses.

The Company provides defined benefit pension and postretirement benefits for all employees of the Canada segment under two contributory trusteed plans and also provides benefits to employees whose retirement benefits exceed maximum amounts permitted by current tax law under an unfunded supplemental executive retirement plan. Benefits are based on a career average pay formula for the salaried plan and a final average pay formula for the bargained hourly plan. Contributions are made to the funded plans in accordance with regulatory requirements.

Share-based compensation: The Company records an allocation of compensation expense from equity awards granted by MWV for graded and cliff vesting awards on a straight-line basis over the vesting period, which is generally three years. Substantially all allocated compensation expense related to share-based awards is recorded as a component of selling, general and administrative expenses in the combined statements of income.

A.	Fair value measurements

The following information is presented for assets and liabilities that are recorded in the combined balance sheets at fair value at December 31, 2010 and 2009, measured on a recurring basis. There were no significant transfers of assets and liabilities that are recorded at fair value between Level 1 and Level 2 during 2010 and 2009.

In thousands	December 31, 2010	Level 1(1)	Level 2(2)	Level 3(3)
Recurring fair value measurements:
Cash and cash equivalents	$22,628	$22,628	$—	$—

Pension plan assets:
Equity investments	$14,659	$—	$14,659	$—
Corporate debt investments	7,515	—	7,515	—
Real estate	1,053	—	—	1,053
Other pension receivables	106	106	—	—

Total pension plan assets	$23,333	$106	$22,174	$1,053

	December 31, 2009	Level 1(1)	Level 2(2)	Level 3(3)
Recurring fair value measurements:
Cash and cash equivalents	$2,220	$2,220	$—	$—

Pension plan assets:
Equity investments	$12,656	$—	$12,656	$—
Corporate debt investments	6,337	—	6,337	—
Real estate	1,050	—	—	1,050
Other pension receivables	102	102	—	—

Total pension plan assets	$20,145	$102	$18,993	$1,050

(1)	Quoted prices in active markets for identical assets.
(2)	Quoted prices for similar assets and liabilities in active markets.
(3)	Significant unobservable inputs.

The following information is presented for those assets measured at fair value on a recurring basis using significant unobservable inputs (Level 3) at December 31, 2010 and 2009:

In thousands	Real estate
December 31, 2008	$997
Unrealized gains	53

December 31, 2009	$1,050
Purchases	29
Unrealized losses	(26)

December 31, 2010	$1,053

The fair values of the pension plan assets were determined using a market approach based on quoted prices in active markets for identical or similar assets or where there were no observable market inputs an income approach based on estimated investment returns and cash flows.

The carrying values of accounts receivable, accounts payable, accrued expenses and debt approximate fair value.

In connection with the 2010 discontinued operations presentation of the Company’s envelope products business, goodwill with a carrying value of $7,000 thousand was deemed to have no implied fair value, resulting in a pre-tax impairment charge of $7,000 thousand. In addition, long-lived assets held for sale with a carrying value of $29,955 thousand were written down to their estimated fair value of $24,066 thousand, resulting in a pre-tax impairment charge of $5,889 thousand. A market approach based on the fair value of expected consideration to be received for the sale of the envelope products business was used to determine the implied fair value of goodwill and the above long-lived assets.

B.	Current assets

Cash and cash equivalents were $22,628 thousand and $2,220 thousand at December 31, 2010 and 2009, respectively. As of December 31, 2010 and 2009, the majority of the Company’s cash equivalents were invested in Brazil government securities.

Trade receivables have been reduced by an allowance for doubtful accounts of $4,877 thousand and $3,319 thousand at December 31, 2010 and 2009, respectively. Receivables include $936 thousand and $1,935 thousand from sources other than trade at December 31, 2010 and 2009, respectively.

Inventories at December 31, 2010 and 2009 are comprised of:

	December 31,
In thousands	2010	2009
Raw materials	$23,487	$9,419
Production materials, stores and supplies	3,369	3,343
Finished and in-process goods	61,085	56,265

	$87,941	$69,027

Approximately 63% and 70% of inventories at December 31, 2010 and 2009, respectively, are valued using the LIFO method. If inventories had been valued at current cost, they would have been $94,823 thousand and $76,295 thousand at December 31, 2010 and 2009, respectively. The effects of LIFO layer decrements in 2010, 2009 and 2008 were decreases to pre-tax income of $1,620 thousand, $4,034 thousand and $5,353 thousand for the years ended December 31, 2010, 2009 and 2008, respectively.

C.	Property, plant and equipment , net

Depreciation expense was $14,413 thousand, $14,527 thousand and $15,406 thousand for the years ended December 31, 2010, 2009 and 2008, respectively.

Property, plant, and equipment consist of the following:

	December 31,
In thousands	2010	2009
Machinery and equipment	$160,443	$151,649
Buildings and leasehold improvements	53,279	51,687
Land and land improvements	5,684	5,736

	219,406	209,072
Less accumulated depreciation	(130,019)	(115,499)

	89,387	93,573
Construction in progress	6,454	2,673

	$95,841	$96,246

D.	Goodwill and other intangible assets

At December 31, 2010, goodwill allocated to each of the Company’s segments was $113,712 thousand to United States, $39,885 thousand to Brazil, and $18,338 thousand to Canada. At December 31, 2009, goodwill allocated to each of the Company’s segments was $113,712 thousand to United States, $41,673 thousand to Brazil, $18,338 thousand to Canada, as well as $7,000 thousand allocated to discontinued operations for the envelope products business. See Note P for further information regarding discontinued operations.

The changes in the carrying amount of goodwill for the years ended December 31, 2010 and 2009 are as follows:

In thousands	2010	2009
Beginning balance, including $7,000 thousand allocated to discontinued operations	$180,723	$172,539
Goodwill acquired during the year[1]	—	230
Impairment losses[2]	(7,000)	—
Foreign currency translation and tax adjustments	(1,788)	7,954

Ending balance, including $7,000 thousand allocated to discontinued operations in 2009	$171,935	$180,723

Accumulated impairment losses :
Beginning balance	$—	$—
Impairment losses[2]	(7,000)	—

Ending balance	$(7,000)	$—

(1)	Goodwill acquired relates to the Company’s acquisition of a branded consumer products business in Brazil during 2009.
(2)	In connection with the Company’s 2010 presentation of the envelope products business as a discontinued operation, $7,000 thousand of goodwill was allocated to the envelope products business and impaired as of December 31, 2010.

The following table summarizes intangible assets included in other assets:

In thousands	December 31, 2010		December 31, 2009
	Gross carrying amount	Accumulated amortization	Gross carrying amount	Accumulated amortization
Trademarks and trade names	$172,737	$91,203	$171,886	$80,526
Customer contracts and lists	41,413	23,201	40,240	19,283
Other-primarily licensing rights	18,287	16,970	18,056	16,451

	$232,437	$131,374	$230,182	$116,260

The Company recorded intangible amortization expense of $14,091 thousand, $14,157 thousand and $14,557 thousand for the years ended December 31, 2010, 2009 and 2008, respectively. Intangible assets are amortized over their estimated useful lives which range from 5 to 20 years.

Based on the current carrying values of intangible assets, estimated amortization expense for the next five years is as follows: 2011 – $12,460 thousand, 2012 – $12,460 thousand, 2013 – $12,252 thousand, 2014 – $12,045 thousand, and 2015 – $11,408 thousand.

E.	Other assets

Other assets consist of the following:

	December 31,
In thousands	2010	2009
Trademarks and trade names	$81,534	$91,360
Customer contracts and lists	18,212	20,957
Licensing rights	1,317	1,605
Cash surrender value of life insurance	5,306	3,701
Deposits and escrows—Brazil acquisitions	13,874	7,520
Other	3,150	3,521

	$123,393	$128,664

F.	Accounts payable and accrued expenses

Accounts payable consist of trade payables to vendors, as well as liabilities pursuant to third-party financing of payments to certain vendors totaling $10,856 thousand and $10,412 thousand at December 31, 2010 and 2009, respectively.

Accrued expenses consist of the following:

In thousands	December 31,
	2010	2009
Payroll and employee benefit costs	$26,734	$32,878
Taxes, other than income	13,142	10,739
Deferred gain (see Note I)	3,500	3,559
Royalties	5,799	6,779
Freight	1,615	1,455
Restructuring reserves	740	1,260
Other	6,404	2,094

	$57,934	$58,764

G.	Other long-term obligations

Other long-term obligations consist of the following:

	December 31,
In thousands	2010	2009
Workers compensation	$4,710	$5,138
Retirement plans	3,563	1,898
Deferred compensation	4,793	3,722
Brazil acquisitions—contingencies and hold-backs(1)	15,253	9,174
Legal reserves for tax, civil, and labor matters	2,285	1,508
Other	137	49

	$30,741	$21,489

(1)	Amounts held in escrow required by certain jurisdictions in Brazil associated with these items are included in other assets in the combined balance sheets in the amounts of $13,874 thousand and $7,520 thousand at December 31, 2010 and 2009, respectively.

H.	Allocated costs and related-party transactions

As described in the Summary of significant accounting policies, the combined statements of income include allocations of MWV corporate expenses as summarized below:

In thousands	December 31,
	2010	2009	2008
Cost of sales	$12,900	$14,095	$17,802
Selling, general and administrative expenses	32,645	28,646	21,386
Interest expense	15,333	14,813	14,988

Total allocated costs and expenses	$60,878	$57,554	$54,176

Allocated costs include both costs necessary to support certain business activities as well an allocation of costs that are not charged to the Business in the normal course of operations. Costs to support the Business include information technology, accounting, human resources, accounts payable and other direct services. Costs not charged to the Business include allocations of almost all corporate departments within MWV. Charges for support services included in cost of sales were $12,903 thousand, $14,074 thousand and $16,330 thousand for the years ended December 31, 2010, 2009 and 2008, respectively. Charges for support services included in selling, general and administrative expense were $5,292 thousand, $5,886 thousand and $7,140 thousand for the years ended December 31, 2010, 2009 and 2008, respectively. Allocation of general corporate (income) expenses included in cost of sales were ($3) thousand, $21 thousand and $1,472 thousand for the years ended December 31, 2010, 2009 and 2008, respectively. Allocation of general corporate expenses included in selling, general, and administrative expense were $27,353 thousand, $22,760 thousand and $14,246 thousand for the years ended December 31, 2010, 2009 and 2008, respectively.

The Business purchases certain raw materials from MWV that are included in cost of sales. Total purchases for the years ended December 31, 2010, 2009 and 2008 were $1,213 thousand, $680 thousand and $324 thousand, respectively.

I.	Commitments and contingencies

The Company leases a variety of assets for use in its operations. Leases for administrative offices, converting plants and storage facilities generally contain options, which allow the Company to extend lease terms for periods up to 25 years or to purchase the properties. Certain leases provide for escalation of the lease payments as maintenance costs and taxes increase. Minimum rental payments pursuant to agreements as of December 31, 2010 under operating leases that have non-cancelable lease terms in excess of 12 months and under capital leases are as follows:

In thousands	Operating leases	Capital leases
2011	$1,766	$476
2012	2,023	100
2013	1,917	—
2014	2,007	—
2015	2,054	—
Later years	11,227	—

Minimum lease payments	$20,994	576

Less: amount representing interest		122

Capital lease obligations		$454

Rental expense pursuant to operating leases was $2,857 thousand, $2,807 thousand and $4,224 thousand for the years ended December 31, 2010, 2009 and 2008, respectively.

On May 22, 2009, the Company entered into a sale-leaseback transaction whereby the Company sold and leased back a facility located in Toronto, Canada. The transaction did not qualify for sale-leaseback accounting in 2009 and 2010 because of continuing involvement by the Company in the form of a $2,000 thousand (CDN) two-year mortgage payable by the new owner to the Company maturing in June 2011. Pursuant to this transaction, no gain is included in the 2010 and 2009 combined statements of income and the cost and related accumulated depreciation of $3,325 thousand and $1,233 thousand, respectively, are included in the combined balance sheets at December 31, 2010 and 2009. The deferred gain associated with this transaction was $3,500 thousand and $3,559 thousand at December 31, 2010 and 2009, respectively, and is included in accrued liabilities in the combined balance sheets.

The Company is involved in various other litigation and administrative proceedings arising in the normal course of business. Although the ultimate outcome of such matters cannot be predicted with certainty, management does not believe that the currently expected outcome of any matter, lawsuit or claim that is pending or threatened, or all of them combined, will have a material adverse effect on the Company’s combined financial condition or liquidity. In any given period or periods, however, it is possible such proceedings or matters could have a material effect on the results of operations.

J.	Share-based compensation

Total pre-tax share-based compensation expense included in the Company’s combined statements of income was $2,088 thousand, $1,979 thousand and $2,247 thousand for the years ended December 31, 2010, 2009, and 2008, respectively.

Certain employees of the Company participate in MWV’s various share-based compensation plans. At December 31, 2010, MWV had five such plans under which share-based awards are available for grant. Initially, there was an aggregate of 28 million shares reserved under the 1991 and 1996 Stock Option Plans, the 1995 Salaried Employee Stock Incentive Plan, the 1999 Salaried Employee Stock Incentive Plan and the 2005 Performance Incentive Plan for the granting of stock options, stock appreciation rights (“SARs”), restricted stock and restricted stock units to key employees. On August 21, 2009 MWV registered an additional 13.5 million shares under the 2005 Performance Incentive Plan. For all of the employee plans, there were approximately 2.6 million shares available for grant at December 31, 2010. The vesting of such awards may be conditioned upon either a specified period of time or the attainment of specific performance goals as determined by the plan. Grants of stock options and other share-based compensation awards are approved by the Compensation and Organization Development Committee of the Board of Directors of MWV. The exercise price of all stock options equals the market price of the MWV’s stock on the date of grant. Stock options and SARs are exercisable after a period of three years and expire no later than 10 years from the date of grant. Under certain employee plans, stock options may be granted with or without SARs or limited SARs, which are exercisable upon the occurrence of certain events related to changes in corporate control. Granting of SARs is generally limited to employees of MWV who are located in countries where the issuance of stock options is not advantageous.

Stock options and stock appreciation rights

The Company and MWV estimate the fair value of stock options and SAR awards granted after January 1, 2006, using a lattice-based option valuation model. Lattice-based option valuation models utilize ranges of assumptions over the expected term of the options and SARs. Expected volatilities are based on the historical and implied volatility of MWV’s stock. The Company and MWV use historical data to estimate option and SAR exercises and employee terminations within the valuation model. The expected term of options and SARs granted is derived from the output of the valuation model and represents the period of time that options and SARs granted are expected to be outstanding. The Company and MWV measure compensation expense related to the SARs at the end of each period.

Changes in the fair value of options (in the event of an award modification) and SARs are reflected as an adjustment to compensation expense in the periods in which the changes occur. The risk-free rate for the period within the contractual life of the option is based on the U.S. Treasury yield curve in effect at the time of the grant. A summary of the assumptions is as follows:

Lattice-based option valuation assumptions

	2010	2009	2008
Weighted average fair value of stock options granted during the period	$6.43	$0.95	$6.67
Expected dividend yield for stock options	3.86%	10.09%	3.39%
Expected volatility	35.00%	35.00%	29.00%
Average risk-free interest rate for stock options	2.08%	1.43%	3.02%
Average expected term for stock options (in years)	7.3	6.6	7.4

The following table summarizes stock option and SAR activity:

	Options	Weighted average exercise price	SARS	Weighted average exercise price	Weighted average remaining contractual term	Aggregate intrinsic value (in thousands)
Outstanding at January 1, 2008	326,355	$30.06	11,476	$28.60		$501
Granted	145,050	27.20	—
Exercised	—	—	—
Cancelled	(16,917)	31.04	—

Outstanding at December 31, 2008	454,488	29.11	11,476	28.60		—
Granted	291,860	9.08	—
Exercised	—	—	—
Cancelled	(29,108)	18.75	—

Outstanding at December 31, 2009	717,240	20.91	11,476	28.60		5,966
Granted	172,360	23.83	—
Exercised	(32,626)	10.30	—			512
Cancelled	(34,501)	29.64	—

Outstanding at December 31, 2010	822,473	21.58	11,476	28.60	6.9 years	4,846

Exercisable at December 31, 2010	436,995	25.45	11,476	28.60	5.6 years	1,347
Exercisable at December 31, 2009	318,013	29.35	11,476	28.60	5.1 years	146

At December 31, 2010, there was approximately $781 thousand of unrecognized pre-tax compensation cost related to nonvested stock options and SARs, which is expected to be recognized over a weighted-average period of approximately one year. Pre-tax compensation expense for stock options and SARs was $707 thousand, $570 thousand and $653 thousand for the years ended December 31, 2010, 2009 and 2008, respectively. The tax benefit associated with this expense was $268 thousand, $217 thousand and $248 thousand for the years ended December 31, 2010, 2009 and 2008, respectively.

Total cash received from the exercise of share-based awards in 2010 was $272 thousand.

Restricted stock units

A restricted stock unit is the right to receive a share of MWV stock. Employee restricted stock units vest over a three- to five-year period. Awards granted in 2010, 2009 and 2008 consisted of both service and performance vesting restricted stock units. Under the employee plans, the grantee of the restricted stock units is entitled to receive dividends, but will forfeit the accrued stock and accrued dividends if the individual holder separates from MWV during the vesting period or if predetermined goals are not accomplished. The fair value of each restricted stock unit is the closing market price of the MWV’s stock on the date of grant, and the compensation expense is charged to operations over the vesting period. Performance-based awards granted to employees in 2010 and 2008 were 47,450 and 34,160, respectively. There were no performance-based awards granted to employees in 2009. None of these performance awards were vested at December 31, 2010.

As part of the 2005 Performance Incentive Plan, MWV began granting performance-based awards in 2010 for which vesting is contingent upon achieving certain performance measures, as well as an employee retention component. The 2010 performance-based awards are earned at the end of the five-year period provided a threshold improvement of MWV’s consolidated income before interest expense and income taxes (“EBIT”) is achieved in 2010, 2011 or 2012 and a threshold improvement in enterprise economic profit (“EP”) is achieved by the fifth year after grant. There is a feature of accelerated vesting and increased compensation up to 125% if both the EBIT and EP thresholds are achieved by the end of the second year after grant. Otherwise, both the EBIT and EP targets must be achieved by the third year and fifth year, respectively, after grant in order for the 2010 performance awards to vest. If the targets are not met within this time frame, the awards will be forfeited.

The following table summarizes restricted stock unit activity:

	Shares	Average grant date fair market value
Outstanding at January 1, 2008	110,690	$30.34
Granted	63,070	27.20
Forfeited	(4,407)	29.27
Released	(5,340)	30.21

Outstanding at December 31, 2008	164,013	29.21
Granted	61,050	9.08
Forfeited	(13,503)	27.89
Released	(33,964)	28.22

Outstanding at December 31, 2009	177,596	22.45
Granted	81,127	23.83
Forfeited	(14,261)	28.51
Released	(48,760)	30.73

Outstanding at December 31, 2010	195,702	20.36

At December 31, 2010, there was approximately $1,590 thousand of unrecognized pre-tax compensation cost related to non-vested restricted stock units, which is expected to be recognized over a weighted-average period of approximately one year. Pre-tax compensation expense for restricted stock units was $1,381 thousand, $1,409 thousand and $1,594 thousand for the years ended December 31, 2010, 2009 and 2008, respectively. The tax benefit associated with this expense was $525 thousand, $535 thousand and $620 thousand for the years ended December 31, 2010, 2009 and 2008, respectively. Dividends, which are payable in stock, accrue on the restricted stock unit grants and are subject to the same terms as the original grants.

K.	Pension and postretirement benefits

U.S. plans

Employees resident of the U.S. segment are participants in various defined benefit pension and postretirement benefit plans sponsored by MWV and the related assets and liabilities are combined with those related to other MWV businesses. MWV manages its domestic pension and postretirement benefit plans on a combined basis and claims data and liability information related to the Company are aggregated and combined, by plan, with those related to other MWV businesses. As a result, no assets or liabilities associated with the U.S. plans are included in the Company’s combined balance sheets and pension and postretirement expense for the Company has been determined on a multiemployer plan basis.

Pension costs recorded by the Company with respect to the U.S. defined benefit pension plans for the years ended December 31, 2010, 2009 and 2008 were $4,748 thousand, $4,040 thousand and $5,084 thousand, respectively.

Employees of the U.S. segment are also eligible to participate in defined contribution benefit plans sponsored by MWV. Under the terms of the defined contribution benefit plans, participant contributions may be directed into a number of investment options. Matching contributions are made to a fund that invests in MWV common stock. During the years ended December 31, 2010, 2009 and 2008, the Company incurred expenses of $2,408 thousand, $2,313 thousand and $2,675 thousand, respectively, for matching contributions to the defined contribution benefit plans.

Upon retirement, MWV provides postretirement benefits for certain MWV retirees, including certain Company employees. Certain medical benefits are funded on a current basis with retirees paying a portion of the costs. The claims costs for providing these benefits to retired employees of the Company were $2,080 thousand, $2,764 thousand and $2,235 thousand for the years ended December 31, 2010, 2009 and 2008, respectively.

Canada plans

Pension benefits

The Company provides defined benefit pension and postretirement benefits for all employees of the Canada segment under two contributory trusteed plans and also provides benefits to employees whose retirement benefits exceed maximum amounts permitted by current tax law under an unfunded supplemental executive retirement plan. Benefits are based on a career average pay formula for the salaried plan and a final average pay formula for the bargained hourly plan. Contributions are made to the funded plans in accordance with regulatory requirements.

Net periodic pension cost relating to employee retirement benefits of the Canada plans was $334 thousand, $427 thousand and $254 thousand for the years ended December 31, 2010, 2009 and 2008, respectively. Prior service cost subject to amortization is amortized on a straight-line basis over the average remaining service period, which is about 11 years for the bargained hourly plan and about 14 years for the salaried plan.

	Years ended December 31,
In thousands	2010	2009	2008
Service cost-benefits earned during the period	$524	$405	$632
Interest cost on projected benefit obligation	1,257	1,162	1,165
Expected return on plan assets	(1,543)	(1,181)	(1,563)
Amortization of prior service cost	23	21	19
Amortization of net actuarial loss	73	20	1

Net periodic pension cost	$334	$427	$254

The components of other changes in plan assets and benefit obligations recognized in other comprehensive income:

	2010	2009
Net actuarial loss	$2,062	$828
Amortization of net actuarial loss	(73)	(20)
Amortization of prior service cost	(23)	(21)
Foreign currency exchange	217	367

Total loss recognized in other comprehensive income	$2,183	$1,154

Total loss recognized in net periodic pension income and other comprehensive income	$2,517	$1,581

The estimated net actuarial loss and prior service cost for the defined benefit retirement plans that will be amortized from accumulated other comprehensive income into net periodic benefit cost in 2011 is $230 thousand and $24 thousand, respectively.

Postretirement benefits

The Company provides life insurance for substantially all retirees. Medical and dental benefits for bargained hourly employees cease at the earlier of age 65 or death. Prescription drug benefits for salaried employees cease at 65. Prior service cost and actuarial gains and losses subject to amortization are amortized over the average remaining service period, which is about 10 years for the bargained hourly plan and about 15 years for the salaried plan.

The components of net postretirement benefits cost for each of the periods presented are as follows:

	Years ended December 31,
In thousands	2010	2009	2008
Service cost-benefits earned during the period	$63	$42	$89
Interest cost	106	94	97
Amortization of net actuarial loss (gain)	3	(4)	(2)
Amortization of prior service cost	—	(309)	—

Net periodic postretirement benefits cost	$172	$(177)	$184

The components of other changes in plan assets and benefit obligations recognized in other comprehensive income:

	2010	2009
Net actuarial loss	$211	$319
Amortization of net actuarial (loss) gain	(3)	4
Amortization of prior service cost	—	309
Plan amendments	—	(309)
Foreign currency exchange	13	(2)

Total loss recognized in other comprehensive income	$221	$321

Total loss recognized in net periodic postretirement benefit cost and other comprehensive income	$393	$144

The estimated net actuarial loss for the postretirement plans that will be amortized from accumulated other comprehensive income into net periodic postretirement benefit cost in 2011 is $12 thousand.

The following table also sets forth the funded status of the plans and amounts recognized in the combined balance sheets at December 31, 2010 and 2009, based on a measurement date of December 31 for each period.

Obligations, assets and funded status

	Registered Retirement Plans		Supplemental Executive Retirement Plan		Postretirement Benefits
	Years ended December 31,		Years ended December 31,		Years ended December 31,
In thousands	2010	2009	2010	2009	2010	2009
Change in benefit obligation:
Benefit obligation at beginning of year	$20,291	$14,818	$50	$40	$1,717	$1,410
Service cost	515	400	9	5	63	42
Interest cost	1,253	1,159	4	3	105	94
Actuarial loss (gain)	2,635	2,063	8	(2)	212	319
Plan amendments	—	—	—	—	—	(309)
Foreign currency exchange	1,131	2,574	3	7	95	228
Employee contributions	181	187	—	—	—	—
Benefits paid	(1,160)	(910)	—	(3)	(96)	(67)

Benefit obligation at end of year	$24,846	$20,291	$74	$50	$2,096	$1,717

Change in plan assets:
Fair value of plan assets at beginning of year	$20,145	$14,604	$—	$—	$—	$—
Actual return on plan assets	2,125	2,414	—	—	—	—
Company contributions	961	1,302	—	3	96	67
Foreign currency exchange	1,081	2,548	—	—	—	—
Employee contributions	181	187	—	—	—	—
Benefits paid	(1,160)	(910)	—	(3)	(96)	(67)

Fair value of plan assets at end of year	$23,333	$20,145	$—	$—	$—	$—

Under funded status at end of year	$(1,513)	$(146)	$(74)	$(50)	$(2,096)	$(1,717)

Amounts recognized in the balance sheet
Noncurrent assets—prepaid pension	$—	$92	$—	$—	$—	$—
Current liabilities	—	—	—	—	(120)	(107)
Noncurrent liabilities	(1,513)	(238)	(74)	(50)	(1,976)	(1,610)

Total net pension liability	$(1,513)	$(146)	$(74)	$(50)	$(2,096)	$(1,717)

Amounts recognized in accumulated other comprehensive income (pre-tax) consist of:
Net actuarial loss (gain)	$5,138	$2,949	$(50)	$(60)	$351	$130
Prior service cost	129	140	26	31	—	—

Total loss (gain) recognized in accumulated other comprehensive income	$5,267	$3,089	$(24)	$(29)	$351	$130

The accumulated benefit obligation for all defined benefit plans was $23,047 thousand and $19,184 thousand at December 31, 2010 and 2009, respectively.

Information for pension plans with an accumulated benefit obligation in excess of plan assets as of December 31:

In thousands	2010	2009
Projected benefit obligation	$5,402	$50
Accumulated benefit obligation	5,316	44
Fair value of plan assets	5,087	—

Assumptions

The weighted average assumptions used to determine the Company’s benefit obligations at December 31:

	2010	2009
Retirement benefits:
Discount rate	5.30%	6.00%
Rate of compensation expense	3.50%	3.50%
Post-retirement benefits:
Discount rate	5.30%	6.00%
Healthcare cost increase	8.00%	8.50%
Prescription drug costs increase	8.00%	8.50%

The weighted average assumptions used to determine net periodic pension cost and net postretirement benefits cost for the years presented:

	Years ended December 31,
	2010	2009	2008
Retirement benefits:
Discount rate	6.00%	7.25%	5.50%
Rate of compensation expense	3.50%	3.50%	3.50%
Expected return on plan assets	7.50%	7.50%	7.50%
Post-retirement benefits:
Discount rate	6.00%	7.25%	5.50%
Healthcare cost increase	8.50%	9.00%	8.00%
Prescription drug costs increase	8.50%	9.00%	8.00%

The Company’s approach to developing capital market assumptions combines an analysis of historical performance, the drivers of investment performance by asset class and current economic fundamentals. For returns, the Company utilizes a building block approach starting with an inflation expectation and adds an expected real return to arrive at a long-term nominal expected return for each asset class. Long-term expected real returns are derived in the context of future expectations for asset performance.

The Company determined the discount rates for 2010, 2009, and 2008 by referencing the yield on 30-year AA Canadian bonds.

The annual rate of increase in healthcare and prescription drug costs is assumed to decline ratably each year until reaching 5% in 2017 and thereafter. The effect of a 1% increase in the assumed combined cost trend rate would increase the December 31, 2010 accumulated postretirement benefit obligation by $278 thousand and the total service and interest cost for 2010 by $34 thousand. The effect of a 1% decrease in the assumed healthcare cost trend rate would decrease the December 31, 2010 accumulated postretirement benefit obligation by $240 thousand and the total service and interest cost for 2010 by $29 thousand.

Retirement plan assets

The Company’s retirement plan asset allocation at December 31, 2010 and 2009, and long-term target allocation by asset category are as follows:

	Target allocation	Percentage of plan assets at December 31,
		2010	2009
Asset category:
Equity securities	63%	63%	63%
Debt securities	27%	32%	31%
Real estate	10%	5%	6%

Total	100%	100%	100%

The Hilroy Retirement Trust maintains a diversified investment program through both the long-term allocation of trust fund assets among asset classes and the selection of investment managers whose various styles are fundamentally complementary to one another and serve to achieve satisfactory rates of return. Target asset allocation among asset classes is set through periodic asset and liability studies that emphasize protecting the funded status of the plan.

Portfolio risk and return is evaluated based on capital market assumptions for asset class long-term rates of return, volatility, and correlations. Target allocation to asset classes is set so that target expected asset returns modestly outperform expected liability growth while expected portfolio risk is low enough to make it unlikely that the funded status of the plan will be negatively impacted. Active management of assets is used in asset classes and strategies where there is the potential to add value over a benchmark. The equity class of securities is expected to provide the long-term growth necessary to cover the growth of the plans’ obligations.

Equity market risk is the most concentrated type of risk in the trust which has significant investments in a broad and diverse group of readily marketable common stocks traded on an exchange or on the over-the-counter market. This risk is mitigated by maintaining diversification in geography and market capitalization. Investment manager guidelines limit the amount that can be invested in any one security. The policy also allows allocation of funds to other asset classes that serve to enhance long-term, risk-adjusted return expectations.

Liquidity risk is present in the trust’s investments in real estate. The policy limits target allocations to this asset class to 10.0%.

Concentrated interest rate risk is present in the trust’s investments in corporate debt instruments. This risk is mitigated by limiting the portfolio duration to within a range relative to the duration of the benchmark index. Investment risk is measured and monitored on an ongoing basis through annual liability measurements, periodic asset/liability studies and quarterly investment portfolio reviews. A portion of the overall fund will remain in short-term fixed income investments in order to meet the ongoing operating cash requirements of the plans.

The Company expects to contribute $950 thousand to the Canada retirement plans in 2011 in accordance with the minimum regulatory funding requirements.

The table below presents estimated future benefits payments of the Canadian plans, substantially all of which are expected to be funded from plan assets.

	Retirement benefits	Postretirement benefits
In thousands
2011	$1,120	$120
2012	1,175	106
2013	1,270	102
2014	1,346	114
2015	1,436	104
2016 – 2020	9,029	677

Postemployment benefits

The Company provides limited postemployment benefits to former or inactive employees of the Canada segment, including short-term and long-term disability, workers’ compensation, severance, and health and welfare benefit continuation and is expensed as incurred.

L.	Restructuring charges

During 2005, the Company launched a cost reduction initiative to improve the efficiency of its business model. During 2008, the Company commenced a separate series of broad cost reduction actions to lower overhead costs and close or restructure certain manufacturing locations. Restructuring charges incurred during 2010, 2009, and 2008 are related to actions taken at certain manufacturing and research and development facilities in the U.S., Brazil and Canada pursuant to the 2005 and 2008 program. Cumulative charges included in the results through December 31, 2010, since the inceptions of the 2005 and 2008 programs were $18,377 thousand and $7,406 thousand, respectively. Although these charges related to individual segments, such amounts are included in Division and Corporate Support for segment reporting purposes.

Restructuring charges attributable to individual segments in the combined statements of income for the years ended December 31, 2010, 2009, and 2008 are presented below:

	Year ended December 31, 2010
In thousands	Employee- related costs	Asset write-downs and other costs	Total
United States	$846	$(25)	$821
Brazil	356	—	356
Canada	64	—	64

Total charges	$1,266	$(25)	$1,241

	Year ended December 31, 2009
In thousands	Employee- related costs	Asset write-downs and other costs	Total
United States	$3,576	$1,147	$4,723
Brazil	390	—	390
Canada	213	—	213

Total charges	$4,179	$1,147	$5,326

	Year ended December 31, 2008
In thousands	Employee- related costs	Asset write-downs and other costs	Total
United States	$3,111	$337	$3,448
Canada	173	—	173

Total charges	$3,284	$337	$3,621

The activity in the accrued restructuring balances was as follows:

	Employee costs			Other costs			Total
In thousands	2005 Program	2008 Program	Total	2005 Program	2008 Program	Total	2005 Program	2008 Program	Total
Balance at January 1, 2008	$855	$—	$855	$—	$—	$—	$855	$—	$855
Charges	2,445	839	3,284	—	314	314	2,445	1,153	3,598
Payments	(1,718)	—	(1,718)	—	(314)	(314)	(1,718)	(314)	(2,032)

Balance at December 31, 2008	1,582	839	2,421	—	—	—	1,582	839	2,421

Charges	—	4,179	4,179	—	183	183	—	4,362	4,362
Payments	(1,582)	(3,758)	(5,340)	—	(183)	(183)	(1,582)	(3,941)	(5,523)

Balance at December 31, 2009	—	1,260	1,260	—	—	—	—	1,260	1,260

Charges	—	1,266	1,266	—	25	25	—	1,291	1,291
Payments	—	(1,786)	(1,786)	—	(25)	(25)	—	(1,811)	(1,811)

Balance at December 31, 2010	$—	$740	$740	$—	$—	$—	$—	$740	$740

M.	Other (income) expense, net

Components of other (income) expense, net are as follows:

In thousands	Years ended December 31,
	2010	2009	2008
Royalty income	$(1,069)	$(205)	$(399)
Foreign currency exchange losses	378	529	296
Other, net	(154)	(62)	(67)

	$(845)	$262	$(170)

N.	Income taxes

Earnings from continuing operations before income taxes are comprised of the following:

In thousands	Years ended December 31,
	2010	2009	2008
U.S. earnings	$49,766	$55,085	$21,579
Foreign earnings	35,706	30,664	29,560

	$85,472	$85,749	$51,139

The significant components of the income tax provision are as follows:

	Years ended December 31,
In thousands	2010	2009	2008
Current:
U.S. federal	$11,550	$15,600	$(2,683)
State and local	1,106	1,415	(234)
Foreign	12,514	12,209	11,412

	$25,170	$29,224	$8,495
Deferred:
U.S. federal	$4,401	$2,566	$10,159
State and local	424	290	994
Foreign	305	(1,390)	(1,151)

Provision for deferred income taxes	$5,130	$1,466	$10,002

Income tax provision attributable to continuing operations	$30,300	$30,690	$18,497

The following table summarizes the major differences between taxes computed at the U.S. federal statutory rate and the actual income tax provision attributable to continuing operations:

	Years ended December 31,
In thousands	2010	2009	2008
Income tax provision computed at the U.S. federal statutory rate of 35%	$29,915	$30,012	$17,899
State and local income taxes, net of federal benefit	1,530	1,705	760
Foreign income tax rate differential and other items	(662)	(425)	(326)
Credits/Sec. 199 deduction	(1,416)	(1,092)	(10)
Other	933	490	174

Income tax provision attributable to continuing operations	$30,300	$30,690	$18,497

Effective tax rate attributable to continuing operations	35.5%	35.8%	36.2%

The current and non-current deferred tax assets and liabilities are as follows:

	December 31,
In thousands	2010	2009
Deferred tax assets:
Allowance for accounts receivable	$3,853	$2,959
Employee benefits	2,375	2,502
Accrued inventory protection	5,651	7,616
Accrued sales and marketing	4,498	4,995
Other accruals and reserves	4,068	3,581
Provision for commission and bonus	2,531	2,601
Other	2,024	2,049

Total deferred tax assets	$25,000	$26,303

Deferred tax liabilities:
Intangible assets	$(15,553)	$(9,643)
Depreciation	(13,280)	(14,663)
Inventory reserves	(7,299)	(7,139)
Other	(1,345)	—

Total deferred tax liabilities	$(37,477)	$(31,445)

Net deferred liability	$(12,477)	$(5,142)

Included in the combined balance sheets:
Current assets—deferred tax asset	$16,043	$16,772
Noncurrent net deferred tax asset	—	1,581
Noncurrent net deferred tax liability	(28,520)	(23,495)

Net deferred liability	$(12,477)	$(5,142)

Deferred charges	$916	$1,172

The Company has no U.S. federal, state and foreign tax net operating loss carry-forwards.

At December 31, 2010 and 2009, no deferred income taxes have been provided for the Company’s share of undistributed net earnings of foreign operations due to management’s intent to reinvest such amounts indefinitely. The determination of the amount of such unrecognized tax liability is not practical. Those cumulative earnings, including foreign currency translation adjustments, totaled $202,396 thousand and $169,198 thousand for the years ended December 31, 2010 and 2009, respectively.

The Company has operations in multiple areas of the world and is subject, at times, to tax audits in these jurisdictions. These tax audits by their nature are complex and can require several years to resolve. The final resolution of any such tax audits could result in either a reduction in the Company’s accruals or an increase in its income tax provision, both of which could have an impact on the results of operations in any given period. With a few exceptions, MWV is no longer subject to U.S. federal, state and local, or foreign income tax examinations by tax authorities for years prior to 2004. The Company regularly evaluates, assesses and adjusts these accruals in light of changing facts and circumstances, which could cause the effective tax rate to fluctuate from period to period. No liability for unrecognized tax benefits has been recorded at December 31, 2010 and 2009.

During 2010, MWV substantially settled audits with the Internal Revenue Service for tax years 2004-2006. The Internal Revenue Service examination for tax years 2007-2008 is open and currently not expected to close in 2011. Management does not anticipate any potential settlement for tax years 2007-2008 to result in a material change to the Company’s financial position. Based on the resolution of the various audits mentioned above, no unrecognized tax benefits are expected to be recorded during 2011.

The Company recognizes interest and penalties related to unrecognized tax benefits in income tax expense in the combined statements of income. During the years ended December 31, 2010, 2009 and 2008, the Company recognized no interest or penalties.

O.	Acquisitions

During 2009, the Company acquired a provider of branded consumer products in Brazil. The purchase price of this acquisition was $15,068 thousand, net of cash acquired of $32 thousand. The purchase price allocation associated with this acquisition was complete at December 31, 2009. The following table summarizes the purchase price allocation based on the estimated fair values of the assets acquired and liabilities assumed at the date of acquisition (in thousands):

Purchase price allocation:
Cash and cash equivalents	$32
Accounts receivable	2,654
Inventories	8,659
Other current assets	392
Property, plant and equipment	3,617
Intangible assets	5,841
Goodwill	230
Other assets	2,721
Current liabilities	(5,218)
Long-term liabilities	(3,828)

$15,100

The components of intangible assets listed in the above table as of the acquisition date are as follows (in thousands):

		Life
Customer contract lists	$4,233	6 years
Non-compete agreement	1,608	5 years

	$5,841

The results of operations from the date of this acquisition are included in the Brazil segment. This acquisition did not have a material effect on the Company’s combined statements of income and as such, pro forma results for this acquisition are not presented.

During 2008, the Company acquired a line of branded consumer products in Canada. The purchase price of this acquisition including direct transaction costs was $986 thousand comprised of cash in the amount of $596 thousand and contingent future consideration totaling $390 thousand. This acquisition’s purchase price allocation resulted in a trademark valued at $974 thousand that is being amortized over five years with the remainder allocated to working capital items and long-term liabilities. The purchase price was allocated based on the fair values of the assets acquired. The purchase price allocations associated with this acquisition were complete at December 31, 2008. Results of operations from the date of this acquisition are included in the Canada segment. This acquisition did not have a material effect on the Company’s combined statements of income and as such, pro forma results for this acquisition are not presented.

P.	Discontinued operations

On February 1, 2011, the Company completed the sale of its envelope products business for cash proceeds of $55,191 thousand. During 2010, the Company recorded pre-tax charges of $19,459 thousand ($14,568 thousand after taxes) comprised of impairment of long-lived assets of $5,889 thousand, impairment of allocated goodwill of $7,000 thousand and a pension curtailment loss of $6,570 thousand. For 2010 and prior years, the operating results of this business, as well as the charges noted above, are reported in discontinued operations in the combined statements of income on an after-tax basis.

Below are amounts attributed to the above disposition included in discontinued operations in the combined statements of income.

In thousands	Years ended December 31,
	2010	2009	2008
Net sales	$230,762	$250,526	$301,615
Cost of sales[1,3]	230,689	234,000	280,920

Gross profit	73	16,526	20,695
Total operating costs and expenses[2,3]	21,201	24,544	27,177

Loss before income taxes	(21,128)	(8,018)	(6,482)
Income tax benefit	(5,507)	(3,087)	(2,667)

Net loss	$(15,621)	$(4,931)	$(3,815)

1.	For the years ended December 31, 2010, 2009, and 2008, cost of sales includes restructuring charges of $(329) thousand, $3,131 thousand and $3,078 thousand, respectively.
2.	For the years ended December 31, 2010, 2009, and 2008, total operating costs and expenses include restructuring charges of $1,067 thousand, $970 thousand and $2,108 thousand, respectively.
3.	Cost of sales for the year ended December 31, 2010 includes an impairment charge of allocated goodwill of $7,000 thousand, an impairment charge of long-lived assets of $5,889 thousand and a pension curtailment charge of $4,928 thousand; total operating costs and expenses include a pension curtailment charge of $1,642 thousand.

The following table shows the major categories of assets and liabilities that are classified as discontinued operations in the combined balance sheet at December 31, 2010 and 2009:

In thousands	December 31,
	2010	2009
Accounts receivable, net	$30,488	$36,895
Inventories	24,786	24,618
Other current assets	474	311

Current assets	55,748	61,824
Property, plant and equipment, net	24,066	36,624
Goodwill	—	7,000
Other assets	980	1,144

Non-current assets	25,046	44,768
Accounts payable	10,913	11,512
Accrued expenses	11,927	19,012

Current liabilities	22,840	30,524
Long-term liabilities	2,954	2,530

Q.	Segment information

Segment profit is measured as results before restructuring charges, interest expense and income, and income taxes. The segments follow the same accounting principles described in the Summary of significant accounting policies. Sales between the segments are recorded primarily at market prices.

The Company is comprised of three segments whose products include a variety of school, planning and other home and office products. These segments are consistent with the management of the Business and reflect the internal reporting structure and operating focus. The Company’s segments are as follows:

I.

United States—consists of products sold primarily in the U.S. with leading brand names in school supplies, time management products and commercial office products including AMCAL ® , AT-A-GLANCE ® , Cambridge ® , Day Runner ® , Five Star ® , Mead ® and Trapper Keeper ®

II.	Canada—consists of products sold in Canada with leading names in school supplies as noted above as well as Hilroy ® and Motherword®

III.	Brazil—consists of products sold primarily in Brazil with leading names in school and office supplies including Tilibra® and Grafons®.

Division and Corporate Support includes corporate support staff services allocated to the Company’s results for purposes of these combined financial statements and related assets and liabilities not specifically managed as part of one specific segment. The results also include income and expense items related to restructuring charges, interest income and expense, and expenses from equity compensation granted to executives of the Company. The assets of Corporate and Division Support include goodwill that was allocated to MWV’s Consumer & Office Products segment as part of The Mead Corporation and Westvaco Corporation merger that was formed in 2001. This portion of goodwill is held at MWV corporate and has been allocated to these combined financial statements. The operating segment decision makers do not include these amounts in measuring the segment assets of the Business, therefore this portion of goodwill in the amount of $112,013 thousand is included in Corporate and Division Support. All goodwill and intangibles generated from acquisitions since the above mentioned merger are included in the appropriate segment of the Business. The Company’s assets, liabilities and results of operations in Hong Kong and India are also included in Division and Corporate Support as such amounts are not material to the Company’s results of operations and financial position.

Financial information by segment and Division and Corporate Support follows:

In thousands	Trade sales	Inter-Segment sales	Total sales	Segment profit (loss)	Depreciation & amortization	Segment assets	Capital expenditures
Year ended December 31, 2010
United States	$488,413	$18,181	$506,594	$94,797	$20,298	$256,736	$4,572
Brazil	172,035	1,080	173,115	26,445	8,053	335,589	5,679
Canada	87,649	83	87,732	8,915	1,053	89,181	2,367
Division and Corporate Support	—	—	—	(44,685)	22	112,767	342

Total	748,097	19,344	767,441	85,472	29,426	794,273	12,960

Inter-segment eliminations	—	(19,344)	(19,344)	—	—	—	—
Assets of discontinued operations	—	—	—	—	—	80,794	—

Combined totals	$748,097	$—	$748,097	$85,472	$29,426	$875,067	$12,960

Year ended December 31, 2009
United States	$498,236	$16,725	$514,961	$98,832	$21,202	$278,669	$2,698
Brazil	167,492	257	167,749	30,103	6,788	300,838	1,538
Canada	82,728	157	82,885	748	1,464	71,541	305
Division and Corporate Support	—	—	—	(43,934)	36	112,104	—

Total	748,456	17,139	765,595	85,749	29,490	763,152	4,541

Inter-segment eliminations	—	(17,139)	(17,139)	—	—	—	—
Assets of discontinued operations	—	—	—	—	—	106,592	—

Combined totals	$748,456	$—	$748,456	$85,749	$29,490	$869,744	$4,541

Year ended December 31, 2008
United States	$518,104	$22,069	$540,173	$63,369	$21,730	$334,164	$5,337
Brazil	149,107	276	149,383	24,087	7,381	209,008	2,340
Canada	85,764	369	86,133	5,266	1,360	59,584	134
Division and Corporate Support	—	—	—	(41,583)	—	112,113	84

Total	752,975	22,714	775,689	51,139	30,471	714,869	7,895

Inter-segment eliminations	—	(22,714)	(22,714)	—	—	—	—
Assets of discontinued operations	—	—	—	—	—	124,129	—

Combined totals	$752,975	$—	$752,975	$51,139	$30,471	$838,998	$7,895

Long-lived assets by segment are as follows:

	December 31,
In thousands	2010	2009	2008
Long-lived assets, net:
United States	$51,464	$56,547	$64,847
Brazil	37,966	35,884	26,238
Canada	6,049	3,781	3,777
Other	362	34	67

	$95,841	$96,246	$94,929

R.	Cash flows

The changes in current assets and liabilities, net of acquisitions and dispositions, are as follows:

	Years Ended December 31,
In thousands	2010	2009	2008
(Increase) decrease in:
Accounts receivable, net	$140	$(47,596)	$55,671
Inventories, net	(16,014)	37,232	14,595
Other current assets	(789)	(1,542)	1,338

Increase (decrease) in:
Accounts payable	3,230	5,059	(13,281)
Accrued customer rebates and allowances	2,100	(3,347)	(21,644)
Accrued expenses	(1,510)	18,736	(7,356)
Income taxes payable	1,936	5,061	4,275

	$(10,907)	$13,603	$33,598

Income taxes paid	$28,145	$24,935	$14,812

S.	Equity

The cumulative components at December 31 of accumulated other comprehensive income for 2010 and 2009 are as follows:

	December 31,
In thousands	2010	2009
Foreign currency translation	$88,291	$76,107
Adjustments related to pension and other benefit plans	(3,613)	(1,954)
Changes in unrealized losses on derivative instruments	(32)	(32)

	$84,646	$74,121

T.	Selected quarterly information

The below information is unaudited.

In thousands	Year ended December 31,
	2010	2009
Sales:
First	$111,831	$98,806
Second	170,155	173,227
Third	230,816	236,888
Fourth	235,295	239,535

Year	$748,097	$748,456

Gross profit:
First	$31,062	$23,877
Second	53,407	57,798
Third	82,337	81,168
Fourth	87,985	86,506

Year	$254,791	$249,349

Income (loss) from continuing operations before income taxes:
First	$(5,921)	$(13,467)
Second	15,311	20,750
Third	37,281	37,668
Fourth	38,801	40,798

Year	$85,472	$85,749

U.	Accrued customer rebates and allowances

The following table is a rollforward of liabilities for accrued customer rebates and allowances for the years ended December 31, 2010, 2009 and 2008 (in thousands):

	Balance at beginning of year	Additions	Deductions		Foreign currency exchange change	Balance at end of year
Year ended December 31, 2010	$53,532	$102,998	$(100,898	)(1)	$142	$55,774

Year ended December 31, 2009	56,072	115,077	(118,424	)(2)	807	53,532

Year ended December 31, 2008	77,493	110,217	(131,861	)(3)	223	56,072

(1)	Includes a deduction of $7,927 thousand representing a change in estimate in 2010 related to amounts recorded in 2009.
(2)	Includes a deduction of $9,325 thousand representing a change in estimate in 2009 related to amounts recorded in 2008.
(3)	Includes a deduction of $1,213 thousand representing a change in estimate in 2008 related to amounts recorded in 2007.

ANNEXES

Annex A – Agreement and Plan of Merger

Annex B – Separation Agreement

Annex C – Opinion of Barclays Capital

Annex D – Opinion of William Blair & Company

ANNEX A

AGREEMENT AND PLAN OF MERGER

DATED AS OF NOVEMBER 17, 2011

AMONG

MEADWESTVACO CORPORATION,

MONACO SPINCO INC.,

ACCO BRANDS CORPORATION

and

AUGUSTA ACQUISITION SUB, INC.

i

Exhibits

Exhibit A – Separation Agreement

Exhibit B – Spinco Commitment Letter and Related Letters

Exhibit C – Company Commitment Letter

Exhibit D – MWV Commitment Letter

Annex A – Certificate of Incorporation of the Surviving Corporation

Annex B – Bylaws of the Surviving Corporation

ANNEX A

AGREEMENT AND PLAN OF MERGER

THIS AGREEMENT AND PLAN OF MERGER, dated as of November 17, 2011 (this “Agreement”), is by and among MeadWestvaco Corporation, a Delaware corporation (“MWV”), Monaco SpinCo Inc., a Delaware corporation (“Spinco”), ACCO Brands Corporation, a Delaware corporation (the “Company”), and Augusta Acquisition Sub, Inc., a Delaware corporation and wholly owned Subsidiary of the Company (“Merger Sub”).

WHEREAS, Spinco is a newly formed, wholly owned, direct Subsidiary of MWV;

WHEREAS, concurrently with the execution of this Agreement, MWV and Spinco entered into the Separation Agreement in the form attached hereto as Exhibit A (the “Separation Agreement”), pursuant to which MWV will transfer or cause to be transferred to Spinco or one or more Spinco Subsidiaries all of the Spinco Assets, Spinco or one or more Spinco Subsidiaries will assume or cause to be assumed all of the Spinco Liabilities, and Spinco will issue Spinco Common Stock to MWV and pay the Special Dividend to MWV, all upon the terms and subject to the conditions set forth in the Separation Agreement (the “Spinco Reorganization”);

WHEREAS, upon the terms and subject to the conditions set forth in the Separation Agreement, on the Distribution Date, MWV will distribute all of the issued and outstanding shares of Spinco Common Stock to the Agent for the benefit of the holders of the outstanding MWV Common Stock (the “Distribution”);

WHEREAS, at the Effective Time, the parties will effect the merger of Merger Sub with and into Spinco, with Spinco continuing as the surviving corporation, all upon the terms and subject to the conditions set forth herein;

WHEREAS, the Board of Directors of the Company (the “Company Board”) (i) has determined that the Merger and this Agreement are advisable, fair to, and in the best interests of, the Company and its stockholders and has approved this Agreement and the transactions contemplated thereby, including the Merger, and the issuance of shares of Company Common Stock pursuant to the Merger, and (ii) has recommended the approval by the stockholders of the Company of the issuance of shares of Company Common Stock pursuant to the Merger;

WHEREAS, the Board of Directors of Merger Sub has determined that the Merger and this Agreement are advisable and has approved this Agreement and the transactions contemplated thereby, including the Merger;

WHEREAS, the Board of Directors of Spinco (the “Spinco Board”) has determined that the Merger and this Agreement are advisable and has approved this Agreement and the Separation Agreement and the transactions contemplated hereby and thereby, including the Spinco Reorganization, the Distribution and the Merger;

WHEREAS, the Board of Directors of MWV (the “MWV Board”) has approved this Agreement and the Separation Agreement and the transactions contemplated hereby and thereby, including the Merger, the Spinco Reorganization and the Distribution; and

WHEREAS, the parties to this Agreement intend that, for U.S. federal income tax purposes, the Spinco Reorganization and Distribution, taken together, will qualify as a reorganization within the meaning of Section 368(a)(1)(D) of the Internal Revenue Code of 1986, as amended (the “Code”), and that the Merger will qualify as a reorganization within the meaning of Section 368(a) of the Code.

NOW, THEREFORE, in consideration of the representations, warranties, covenants and agreements set forth in this Agreement, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties, intending to be legally bound hereby, agree as follows:

ARTICLE I

DEFINITIONS

As used in this Agreement, the following terms shall have the meanings set forth below:

1.1 “Above Basis Amount” shall have the meaning set forth in the Separation Agreement.

1.2 “Acceptable Confidentiality Agreement” shall have the meaning set forth in Section 8.11(b).

1.3 “Acquiror” shall have the meaning set forth in Section 8.19(a)(ii).

1.4 “Additional Company SEC Documents” shall have the meaning set forth in Section 7.4(a).

1.5 “Affiliate” means a Person that, directly or indirectly, through one or more intermediaries, controls or is controlled by, or is under common control with, a specified Person. The term “control” (including, with correlative meanings, the terms “controlled by” and “under common control with”), as applied to any Person, means the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of such Person, whether through the ownership of voting securities or other ownership interest, by contract or otherwise; provided, however, that for purposes of this Agreement, from and after the Distribution Date, no member of either Group shall be deemed an Affiliate of any member of the other Group.

1.6 “Agent” shall have the meaning set forth in Section 3.2(a).

1.7 “Agreement” shall have the meaning set forth in the Preamble hereto.

1.8 “Approved for Listing” means, with respect to the shares of Company Common Stock to be issued pursuant to the Merger, that such shares have been approved for listing on the NYSE, subject to official notice of issuance.

1.9 “Audited Financial Statements” shall have the meaning set forth in Section 6.4(a)(i).

1.10 “Below Basis Amount” shall have the meaning set forth in the Separation Agreement.

1.11 “Business Day” means any day, other than a Saturday, Sunday or another day on which commercial banking institutions in New York are authorized or required by Law to be closed.

1.12 “Business Transfer Time” shall have the meaning set forth in the Separation Agreement.

1.13 “C&OP Business” shall have the meaning set forth in the Separation Agreement.

1.14 “C&OP Entities” means (i) prior to the Business Transfer Time, members of the MWV Group or Spinco Group to the extent primarily relating to the C&OP Business, and (ii) from and after the Business Transfer Time, members of the Spinco Group. For the avoidance of doubt, the “C&OP Entities” do not include MeadWestvaco Hong Kong Limited. It is understood and agreed that in determining the truth and correctness of representations and warranties with respect to an C&OP Entity, matters not primarily relating to the C&OP Business shall be disregarded; and that in determining whether covenants and agreements have been performed by an C&OP Entity, any actions or inactions taken by an C&OP Entity not primarily relating to the C&OP Business shall be disregarded.

1.15 “Certificate of Merger” shall have the meaning set forth in Section 2.3.

1.16 “Change in Recommendation” shall have the meaning set forth in Section 8.11(d).

1.17 “Closing” shall have the meaning set forth in Section 2.2.

1.18 “Closing Date” shall have the meaning set forth in Section 2.2.

1.19 “Code” shall have the meaning set forth in the Recitals hereto.

1.20 “Commissioner” means the Commissioner of Competition appointed under the Competition Act or any person duly authorized to perform the duties on behalf of the Commissioner of Competition.

1.21 “Company” shall have the meaning set forth in the Preamble hereto.

1.22 “Company Acquisition” means, in each case other than the Merger or as otherwise specifically contemplated by this Agreement, (i) any merger, consolidation, share exchange, business combination, recapitalization or other similar transaction or series of related transactions involving the Company or any of its Significant Subsidiaries; (ii) any direct or indirect purchase or sale, lease, exchange, transfer or other disposition of the consolidated assets (including stock of any of the Company Subsidiaries) of the Company and the Company Subsidiaries, taken as a whole, constituting 25 % or more of the total consolidated assets of the Company and the Company Subsidiaries, taken as a whole, or accounting for 25% or more of the total consolidated revenues of the Company and the Company Subsidiaries, taken as a whole, in any one transaction or in a series of transactions; or (iii) any direct or indirect purchase or sale of or tender offer, exchange offer or any similar transaction or series of related transactions engaged in by any Person involving 25% or more of the outstanding shares of Company Common Stock.

1.23 “Company Acquisition Proposal” means any proposal regarding a Company Acquisition.

1.24 “Company Approvals” shall have the meaning set forth in Section 7.3(e).

1.25 “Company Benefit Plan” shall have the meaning set forth in Section 7.11(a).

1.26 “Company Board” shall have the meaning set forth in the Recitals hereto.

1.27 “Company Bylaws” means the Bylaws of the Company, as amended.

1.28 “Company Charter” means the Restated Certificate of Incorporation of the Company, as amended.

1.29 “Company Commitment Letter” shall have the meaning set forth in 0.

1.30 “Company Common Stock” means the common stock, par value $.01 per share, of the Company.

1.31 “Company Disclosure Letter” shall have the meaning set forth in the first paragraph of ARTICLE VII.

1.32 “Company Employee” shall have the meaning set forth in Section 7.11(a).

1.33 “Company Financing” shall have the meaning set forth in 0.

1.34 “Company IP Rights” shall have the meaning set forth in Section 7.13.

1.35 “Company Leased Real Property” means all leased Real Property held by the Company or one of the Company Subsidiaries.

1.36 “Company Leases” means all Leases of the Company or of a Company Subsidiary.

1.37 “Company Material Contracts” shall have the meaning set forth in Section 7.14(a).

1.38 “Company Owned Real Property” means all Owned Real Property of the Company or any of the Company Subsidiaries.

1.39 “Company Permits” shall have the meaning set forth in Section 7.7(b).

1.40 “Company Recommendation” shall have the meaning set forth in Section 7.18.

1.41 “Company Restricted Business” shall have the meaning set forth in Section 8.19(a).

1.42 “Company SEC Documents” shall have the meaning set forth in Section 7.4(a).

1.43 “Company Specified Licenses” shall have the meaning set forth in Section 7.13.

1.44 “Company Stockholder Approval” shall have the meaning set forth in Section 7.19.

1.45 “Company Stockholders Meeting” shall have the meaning set forth in Section 8.5(a).

1.46 “Company Subsidiaries” means all direct and indirect Subsidiaries of the Company.

1.47 “Company Superior Proposal” shall have the meaning set forth in Section 8.11(b).

1.48 “Company Tax Counsel” shall have the meaning set forth in Section 8.8(c).

1.49 “Company Termination Fee” shall have the meaning set forth in Section 10.3(a)(i).

1.50 “Company Termination Fee Date” shall have the meaning set forth in Section 10.3(a)(i).

1.51 “Company Voting Debt” shall have the meaning set forth in Section 7.2(b).

1.52 “Competition Act” means the Competition Act (Canada).

1.53 “Competition Act Approval” means:

(a) the issuance of an Advance Ruling Certificate and that Advance Ruling Certificate has not been rescinded prior to Closing; or

(b) the parties have given notice required under section 114 of the Competition Act with respect to the transactions contemplated by this Agreement and the applicable waiting period under section 123 of the Competition Act has expired or has been terminated in accordance with the Competition Act; or

(c) the obligation to give the requisite notice has been waived pursuant to paragraph 113(c) of the Competition Act;

and in the case of Section 1.53(b) and 1.53(c), the parties have been advised in writing by the Commissioner that the Commissioner does not intend to make an application under Section 92 of the Competition Act in respect of the transactions contemplated by this Agreement and that any terms and conditions attached to any such advice shall be acceptable to the parties.

1.54 “Confidentiality Agreement” means the Confidentiality Agreement, dated as of April 7, 2011, between MWV and the Company, as it may be amended from time to time.

1.55 “Consents” shall have the meaning set forth in the Separation Agreement.

1.56 “Contract” or “agreement” means any loan or credit agreement, note, bond, indenture, mortgage, deed of trust, lease, sublease, franchise, permit, authorization, license, contract, instrument or other binding commitment, obligation or arrangement, whether written or oral, other than any MWV Benefit Plan or Company Benefit Plan.

1.57 “Convey” shall have the meaning set forth in the Separation Agreement.

1.58 “Covered Claim” shall have the meaning set forth in Section 11.12(a).

1.59 “Debt Exchange” has the meaning set forth in Section 8.12(f).

1.60 “Debt Financing Agreements” shall have the meaning set forth in Section 8.12(a).

1.61 “Demand Securities” shall have the meaning set forth in the Spinco Commitment Letter.

1.62 “DGCL” means the Delaware General Corporation Law.

1.63 “Disclosure Letters” means, collectively, the MWV Disclosure Letter and the Company Disclosure Letter.

1.64 “Distribution” shall have the meaning set forth in the Recitals hereto.

1.65 “Distribution Date” shall have the meaning set forth in the Separation Agreement.

1.66 “Distribution Fund” shall have the meaning set forth in Section 3.2(a).

1.67 “Distribution Tax Opinion” shall have the meaning set forth in the Separation Agreement.

1.68 “Distribution Tax Representations” shall have the meaning set forth in Section 8.8(b).

1.69 “DOJ” shall have the meaning set forth in Section 8.7(a).

1.70 “Effective Time” shall have the meaning set forth in Section 2.3.

1.71 “Employee Benefits Agreement” means the Employee Benefits Agreement to be entered into between MWV, the Company and Spinco on the date hereof in the form attached as Exhibit C to the Separation Agreement.

1.72 “Environmental Law” means any and all Laws relating to pollution and the protection, cleanup or restoration of the environment, including the Comprehensive Environmental Response, Compensation, and Liability Act (42 U.S.C. § 9601 et seq.), the Federal Water Pollution Control Act (33 U.S.C. § 1251 et seq.), the Resource Conservation and Recovery Act (42 U.S.C. § 6901 et seq., as amended), the Safe Drinking Water Act (21 U.S.C. § 349, 42 U.S.C. §§ 201, 300f), the Toxic Substances Control Act (15 U.S.C. § 2601 et seq.) and the Clean Air Act (42 U.S.C. § 7401 et seq.).

1.73 “ERISA” means the Employee Retirement Income Security Act of 1974, as amended.

1.74 “ERISA Affiliate” means, with respect to any Person, any other Person or any trade or business, whether or not incorporated, that, together with such first Person, would be deemed a “single employer” within the meaning of section 4001(b) of ERISA.

1.75 “Exchange Act” means the Securities Exchange Act of 1934, as amended, together with the rules and regulations of the SEC promulgated thereunder.

1.76 “Exchange Ratio” means the product of (i) the number of shares of Company Common Stock issued and outstanding immediately prior to the Effective Time multiplied by (ii) 1.02020202, divided by the number of shares of Spinco Common Stock outstanding immediately prior to the Effective Time.

1.77 “Excluded Assets” shall have the meaning set forth in the Separation Agreement.

1.78 “Excluded Liabilities” shall have the meaning set forth in the Separation Agreement.

1.79 “Expenses” shall have the meaning set forth in Section 11.2.

1.80 “Foreign Competition Laws” shall have the meaning set forth in Section 8.7(a).

1.81 “FTC” shall have the meaning set forth in Section 8.7(a).

1.82 “GAAP” means United States generally accepted accounting principles.

1.83 “Governmental Approvals” shall have the meaning set forth in the Separation Agreement.

1.84 “Governmental Authority” means any foreign, federal, state or local court, administrative agency, official board, bureau, governmental or quasi-governmental entities, having competent jurisdiction over MWV, Spinco or the Company, any of their respective Subsidiaries and any other tribunal or commission or other governmental department, authority or instrumentality or any subdivision, agency, mediator, commission or authority of competent jurisdiction.

1.85 “Group” shall have the meaning set forth in the Separation Agreement.

1.86 “Hazardous Material” means any substance that is listed, defined, designated or classified as, or otherwise determined to be, hazardous, radioactive, infectious, reactive, corrosive, ignitable, flammable or toxic or a pollutant or a contaminant subject to regulation, control or remediation under any Environmental Law.

1.87 “Hong Kong Assets” shall have the meaning set forth in Section 6.17(a).

1.88 “Hong Kong Asset Price” shall have the meaning set forth in 0.

1.89 “HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations promulgated thereunder.

1.90 “Intellectual Property Rights” means all United States and foreign issued and pending patents, trademarks, service marks, slogans, logos, trade names, service names, Internet domain names, trade styles, trade dress and other indicia of origin, and all goodwill associated with any of the foregoing, copyrights, copyrightable works, trade secrets, know-how, processes, methods, designs, computer programs (whether in source code, object code or other form) and related documentation, plans, specifications, data, inventions (whether or not patentable or reduced to practice), improvements, confidential, business and other information and all intangible property, proprietary rights and other intellectual property, and all registrations, applications and renewals (including divisionals, continuations, continuations-in-part, reissues, renewals, registrations, re-examinations and extensions) for, and tangible embodiments of, and all rights with respect to, any of the foregoing.

1.91 “Interim Balance Sheet Date” shall have the meaning set forth in Section 6.4(d).

1.92 “Interim Financial Statements” shall have the meaning set forth in Section 6.4(a)(ii).

1.93 “Intervening Event” shall have the meaning set forth in Section 8.11(d).

1.94 “IRS” means the United States Internal Revenue Service or any successor thereto, including its agents, representatives and attorneys.

1.95 “IRS Debt Exchange Ruling” means a private letter ruling from the IRS to the effect that MWV will not recognize gain or loss for U.S. federal income Tax purposes in connection with the receipt of the Spinco Securities or the consummation of the Debt Exchange.

1.96 “IRS D Reorganization Ruling” means a private letter ruling from the IRS to the effect that the Spinco Reorganization and Distribution, taken together, will qualify as a reorganization within the meaning of Section 368(a)(1)(D) of the Code.

1.97 “IRS Submission” shall have the meaning set forth in Section 8.8(a).

1.98 “Investment Canada Act” means the Investment Canada Act (Canada).

1.99 “Investment Canada Act Approval” means the applicable minister(s) pursuant to the Investment Canada Act shall have sent a notice pursuant to section 21, 22 or 23 of the Investment Canada Act to the Company, on terms and conditions satisfactory to the Company, stating that the minister(s) is/are satisfied that the transactions contemplated by this Agreement are likely to be of net benefit to Canada, or alternatively, the time period provided for such notice under section 21, 22 or 23 of the Investment Canada Act shall have expired such that the minister(s) shall be deemed to be satisfied that the transactions contemplated by this Agreement are of net benefit to Canada.

1.100 “Knowledge” means (i) with respect to MWV, the actual knowledge of Neil McLachlan, Patrick Buchenroth, Dirk Krouskop and Mark Rajkowski and (ii) with respect to the Company, means the actual knowledge of Boris Elisman, Neal Fenwick and James Edwards.

1.101 “Law” means any federal, state, local or foreign law, statute, code, ordinance, rule, regulation, judgment, order, injunction, decree, arbitration award, agency requirement, license or permit of any Governmental Authority.

1.102 “Leased Real Property” means all leasehold or subleasehold estates and other rights to use or occupy land, buildings, structures, improvements, fixtures or other interest in real property.

1.103 “Leasehold Improvements” means all buildings, structures, improvements and fixtures located on any Leased Real Property which are owned, regardless of whether title to such buildings, structures, improvements or fixtures are subject to reversion to the landlord or other third party upon the expiration or termination of the Lease for such Leased Real Property.

1.104 “Leases” means all leases, subleases, licenses, concessions and other agreements (written or oral), including all amendments, extensions, renewals, guaranties and other agreements with respect thereto, pursuant to which any Person holds any Leased Real Property.

1.105 “Liens” means all mortgages, deeds of trust, liens, security interests, pledges, leases, conditional sale contracts, claims, charges, liabilities, obligations, privileges, easements, rights of way, limitations, reservations, restrictions, options, rights of first refusal and other encumbrances of every kind. For the avoidance of doubt, the license of Intellectual Property Rights shall not itself constitute a Lien.

1.106 “Marketing Period” shall have the meaning set forth in Section 8.12(c).

1.107 “Material Adverse Effect” means, with respect to Spinco or the Company, any change, development, event, occurrence, effect or state of facts that, individually or in the aggregate with all such other changes, developments, events, occurrences, effects or states of facts is, or is reasonably likely to be, materially adverse to the business, financial condition or results of operations of the C&OP Business (in the case of Spinco) or the Company and the Company Subsidiaries, taken as a whole (in the case of the Company); provided that none of the following shall be deemed either alone or in combination to constitute, or be taken into account in determining whether there has been, or is reasonably likely to be, a Material Adverse Effect: any change, development, event, occurrence, effect or state of facts arising out of or resulting from (i) capital market conditions generally or general economic conditions, including with respect to interest rates or currency exchange rates, (ii) geopolitical conditions or any outbreak or escalation of hostilities, acts of war or terrorism occurring after the date of this Agreement, (iii) any hurricane, tornado, flood, earthquake or other natural disaster occurring after the date of this Agreement, (iv) any change in applicable Law or GAAP (or authoritative interpretation thereof) which is proposed, approved or enacted after the date of this Agreement, (v) general conditions in the industries in which the C&OP Business operates (in the case of Spinco) or the Company and the Company Subsidiaries operate (in the case of the Company), (vi) the announcement and pendency of this Agreement and the transactions contemplated hereby, including any lawsuit in respect hereof, compliance with the covenants or agreements contained herein, and any loss of or change in relationship with any customer, supplier, distributor, or other business partner, or departure of any employee or officer, of the C&OP Business (in the case of Spinco) or the Company or any of the Company Subsidiaries (in the case of the Company), and (vii) in the case of Spinco, any Excluded Asset or Excluded Liability, except, in the cases of clauses (i) and (v), to the extent that such change, development, event, occurrence, effect or state of facts has a materially disproportionate effect on the C&OP Business (in the case of Spinco) or the Company and the Company Subsidiaries, taken as a whole (in the case of the Company), as compared with other participants in the industries in which the C&OP Business operates (in the case of Spinco) or the Company and the Company Subsidiaries operate (in the case of the Company) (in which case the incremental disproportionate impact or impacts may be deemed either alone or in combination to constitute, or be taken into account in determining whether there has been, or is reasonably likely to be, a Material Adverse Effect).

1.108 “Mead Name” shall have the meaning set forth in the Separation Agreement.

1.109 “Merger” shall have the meaning set forth in Section 2.1.

1.110 “Merger Sub” shall have the meaning set forth in the Preamble hereto.

1.111 “Merger Sub Common Stock” shall have the meaning set forth in Section 3.1(b).

1.112 “Merger Sub Stockholder Approval” shall have the meaning set forth in Section 7.3(c).

1.113 “Merger Tax Opinion” shall have the meaning set forth in Section 8.8(c).

1.114 “Multiemployer Plan” has the meaning set forth in Section 6.11(c).

1.115 “Multiple Employer Plan” has the meaning set forth in Section 6.11(c).

1.116 “MWV” shall have the meaning set forth in the Preamble hereto.

1.117 “MWV Approvals” shall have the meaning set forth in Section 5.2(c).

1.118 “MWV Benefit Plan” shall have the meaning set forth in Section 6.11(a).

1.119 “MWV Board” shall have the meaning set forth in the Recitals hereto.

1.120 “MWV Commitment Letter” means the commitment letter from the financial institutions named therein pursuant to which such parties have committed to lend the amounts set forth therein to MWV, a copy of which is attached hereto as Exhibit D.

1.121 “MWV Common Stock” means the common stock, par value $.01 per share, of MWV.

1.122 “MWV Debt” shall have the meaning set forth in Section 8.12(f).

1.123 “MWV Debt Financing Agreements” shall have the meaning set forth in Section 8.12(b).

1.124 “MWV Disclosure Letter” shall have the meaning set forth in the first paragraph of ARTICLE V.

1.125 “MWV Expenses” shall have the meaning set forth in Section 10.3(a)(iii).

1.126 “MWV Financing” shall have the meaning set forth in Section 6.23.

1.127 “MWV Group” shall mean the Parent Group as defined in the Separation Agreement.

1.128 “MWV Lender” shall have the meaning set forth in Section 8.12(f).

1.129 “MWV SEC Documents” means all forms, reports, schedules, statements and other documents required to be filed or furnished by MWV with the SEC since January 1, 2009.

1.130 “MWV Related Parties” shall have the meaning set forth in Section 11.14.

1.131 “MWV Subsidiaries” means all direct and indirect Subsidiaries of MWV that are in the MWV Group.

1.132 “MWV Tax Counsel” means Wachtell, Lipton, Rosen & Katz.

1.133 “MWV Termination Fee” shall have the meaning set forth in Section 10.3(b).

1.134 “NYSE” means the New York Stock Exchange, Inc.

1.135 “Order” means any decree, judgment, injunction, writ, rule or other order of any Governmental Authority.

1.136 “Owned Real Property” means all land, together with all buildings, structures, improvements and fixtures located thereon, and all easements and other rights and interests appurtenant thereto that is owned.

1.137 “PBGC” means the Pension Benefit Guaranty Corporation.

1.138 “Permitted Encumbrances” means (i) statutory Liens for Taxes that are not due and payable as of the Closing Date, or that are being contested in good faith and for which appropriate reserves have been established in accordance with GAAP; (ii) mechanics Liens and similar Liens for labor, materials or supplies provided, incurred in the ordinary course of business for amounts which are not due and payable or are subject to dispute and with respect to which reserves have been established in accordance with GAAP; (iii) zoning, building codes and other land use Laws regulating the use or occupancy of such Owned Real Property, Leased Real Property or Leasehold Improvement (as the case may be) or the activities conducted thereon which are imposed by any Governmental Authority having jurisdiction over such Owned Real Property Leased Real Property or Leasehold Improvement (as the case may be) which are not violated in any material respect by the current use or occupancy of such Owned Real Property, Leased Real Property or Leasehold Improvement (as the case may be) or the operation of the business thereon; (iv) easements, covenants, conditions, restrictions and other similar matters of record, or matters that would be disclosed by a true and correct survey, affecting title to any Owned Real Property, Leased Real Property or Leasehold

Improvement (as the case may be) which do not or would not materially impair the use or occupancy of such Owned Real Property, Leased Real Property or Leasehold Improvement (as the case may be) in the operation of the business conducted thereon; and (v) Liens securing indebtedness incurred in connection with the Spinco Financing or disclosed in the Company SEC Documents or the Spinco Financial Statements, as applicable.

1.139 “Person” means a natural person, corporation, company, joint venture, individual business trust, trust association, partnership, limited partnership, limited liability company or other entity, including a Governmental Authority.

1.140 “Proxy Statement/Prospectus” means the letters to stockholders, notices of meetings, proxy statement and forms of proxies to be distributed to stockholders in connection with the Merger and the transactions contemplated by this Agreement and any additional soliciting material or schedules required to be filed with the SEC in connection therewith.

1.141 “Real Property” means land together with all easements, rights and interests arising out of the ownership thereof or appurtenant thereto and improvements thereon.

1.142 “Record Date” shall have the meaning set forth in the Separation Agreement.

1.143 “Redactable Information” shall have the meaning set forth in Section 8.8(a).

1.144 “Registration Statement” means the registration statement on Form S-4 to be filed by the Company with the SEC to effect the registration under the Securities Act of the issuance of the shares of Company Common Stock which will be issued to holders of Spinco Common Stock pursuant to the Merger (as amended and supplemented from time to time).

1.145 “Related Letters” shall have the meaning set forth in Section 7.23.

1.146 “Representatives” shall have the meaning set forth in Section 8.11(a).

1.147 “Required Approvals” shall have the meaning set forth in Section 8.7(a).

1.148 “Required Financial Information” shall have the meaning set forth in Section 8.12(d).

1.149 “Reverse Breakup Fee” shall have the meaning set forth in Section 10.3(c).

1.150 “Rights Agreement” means the Rights Agreement, dated as of August 16, 2005, by and between the Company and Wells Fargo Bank, National Association, as rights agent.

1.151 “Ruling Request” shall have the meaning set forth in Section 8.8(a).

1.152 “Sarbanes-Oxley Act” shall have the meaning set forth in Section 7.4(b).

1.153 “SEC” means the U.S. Securities and Exchange Commission.

1.154 “Securities Act” means the Securities Act of 1933, as amended, together with the rules and regulations promulgated thereunder.

1.155 “Separation Agreement” shall have the meaning set forth in the Recitals hereto.

1.156 “Significant Subsidiary” shall have the meaning set forth in Rule 1-02 of Regulation S-X promulgated under the Exchange Act.

1.157 “Special Dividend” shall have the meaning set forth in the Separation Agreement.

1.158 “Special Dividend Amount” shall have the meaning set forth in the Separation Agreement.

1.159 “Specified Licenses” shall have the meaning set forth in Section 6.13.

1.160 “Spinco” shall have the meaning set forth in the Preamble hereto.

1.161 “Spinco Assets” shall have the meaning set forth in the Separation Agreement.

1.162 “Spinco Benefit Plan” shall have the meaning set forth in Section 6.11(a).

1.163 “Spinco Board” shall have the meaning set forth in the Recitals hereto.

1.164 “Spinco Commitment Letter” means the commitment letter from the financial institutions named therein pursuant to which such parties have committed to lend the amounts set forth therein to Spinco for the purpose of funding the Special Dividend, a copy of which is attached hereto as Exhibit B.

1.165 “Spinco Common Stock” means the Common Stock, par value $0.001 per share, of Spinco.

1.166 “Spinco Contracts” shall have the meaning set forth in the Separation Agreement.

1.167 “Spinco Distribution Debt” means the SpinCo Notes, Exchange Loans and/or Exchange Notes, as the case may be (and each as defined in the MWV Commitment Letter), of Spinco which may be delivered by MWV in full satisfaction of the MWV Debt in accordance with the terms of the MWV Debt, as described in the MWV Commitment Letter.

1.168 “Spinco Employee” shall have the meaning set forth in Section 6.11(a).

1.169 “Spinco Financial Statements” shall have the meaning set forth in Section 6.4(a)(ii).

1.170 “Spinco Financing” shall have the meaning set forth in Section 7.23.

1.171 “Spinco Facilities” shall have the meaning set forth in the Separation Agreement.

1.172 “Spinco Group” shall have the meaning set forth in the Separation Agreement. However, for the avoidance of doubt, none of the Company or any Company Subsidiary is a member of the Spinco Group for purposes of this Agreement.

1.173 “Spinco IP Rights” shall have the meaning set forth in Section 6.13.

1.174 “Spinco Leased Real Property” means all Leased Real Property that is intended to be Conveyed by MWV or its Subsidiaries to the Spinco Group pursuant to the Separation Agreement.

1.175 “Spinco Leasehold Improvements” means all Leasehold Improvements that are intended to be Conveyed to the Spinco Group by MWV or its Subsidiaries pursuant to the Separation Agreement.

1.176 “Spinco Leases” means all Leases that are intended to be Conveyed to the Spinco Group by MWV or its Subsidiaries pursuant to the Separation Agreement.

1.177 “Spinco Liabilities” shall have the meaning set forth in the Separation Agreement.

1.178 “Spinco Material Contracts” shall have the meaning set forth in Section 6.14(a).

1.179 “Spinco Owned Real Property” means all Owned Real Property that is intended to be Conveyed to the Spinco Group by MWV or its Subsidiaries pursuant to the Separation Agreement.

1.180 “Spinco Permits” shall have the meaning set forth in Section 6.7(b).

1.181 “Spinco Registration Statement” shall have the meaning set forth in the Separation Agreement.

1.182 “Spinco Reorganization” shall have the meaning set forth in the Recitals hereto.

1.183 “Spinco Securities” means notes issued by Spinco to MWV in a principal amount of $270 million (subject to gross up to account for applicable underwriting or other fees and original issuance discount), as contemplated in Section 8.12(f), which notes shall (i) be unconditionally guaranteed by each of Spinco’s existing and subsequently acquired or organized direct or indirect domestic subsidiaries and, after consummation of the Merger, the Company and each of its existing and subsequently acquired subsidiaries that guarantees any other indebtedness of the Company, (ii) have a maturity date of at least eight years and be non-callable for a period of at least five years, (iii) have an interest rate not to exceed the Total Cap, unless the Company shall agree in its sole discretion to an interest rate in excess of the Total Cap, (iv) have customary high yield incurrence based covenants to be agreed in light of then prevailing market conditions for issuers of comparable creditworthiness or such other covenants as the Company may agree with the applicable counterparty and (v) otherwise be in form and substance, and subject to an indenture, customary for high yield debt offerings under Rule 144A under the Securities Act and similar to the terms governing the Spinco Distribution Debt.

1.184 “Spinco Stockholder Approval” shall have the meaning set forth in Section 6.16.

1.185 “Spinco Subsidiaries” means all direct and indirect Subsidiaries of Spinco immediately following the Spinco Reorganization, including any direct or indirect Subsidiaries of MWV that become Subsidiaries of Spinco after the date hereof.

1.186 “Spinco Voting Debt” shall have the meaning set forth in Section 6.2(b).

1.187 “Subsidiary” means, with respect to any Person, a corporation, partnership, association, limited liability company, trust or other form of legal entity in which such Person, a Subsidiary of such Person or such Person and one or more Subsidiaries of such Person, directly or indirectly, has either (i) a majority ownership in the equity thereof, (ii) the power, under ordinary circumstances, to elect, or to direct the election of, a majority of the board of directors or other analogous governing body of such entity, or (iii) the title or function of general partner or manager, or the right to designate the Person having such title or function.

1.188 “Surviving Corporation” shall have the meaning set forth in Section 2.1.

1.189 “Tax” or “Taxes” means all taxes, charges, fees, duties, levies, imposts, rates or other assessments or governmental charges of any kind imposed by any federal, state, local or foreign Taxing Authority, including income, gross receipts, employment, excise, severance, stamp, occupation, premium, windfall profits, environmental (including Taxes under Section 59A of the Code), custom duties, property, sales, use, license, capital stock, transfer, franchise, registration, payroll, withholding, social security (or similar), unemployment, disability, value added, alternative or add-on minimum or other taxes (including any amounts owed to any Governmental Authority or other Person in respect of abandoned or unclaimed property, escheat or similar Laws), whether disputed or not, and including any interest, penalties (including Canadian transfer pricing penalties) or additions attributable thereto.

1.190 “Tax Return” means any return, report, certificate, form or similar statement or document (including any related or supporting information or schedule attached thereto and any information return, amended tax return, claim for refund or declaration of estimated Tax) required to be supplied to, or filed with, a Taxing Authority in connection with the determination, assessment or collection of any Tax or the administration of any laws, regulations or administrative requirements relating to any Tax.

1.191 “Tax Matters Agreement” means the Tax Matters Agreement to be entered into among MWV and its Affiliates, Spinco and the Company substantially in the form attached as Exhibit A to the Separation Agreement.

1.192 “Taxing Authority” means any Governmental Authority or any quasi-governmental or private body having jurisdiction over the assessment, determination, collection or imposition of any Tax (including the IRS).

1.193 “Termination Date” means the date, if any, on which this Agreement is terminated pursuant to Section 10.1(b).

1.194 “Threshold Percentage” shall have the meaning set forth in Section 3.1(d).

1.195 “Total Cap” shall have the meaning set forth in the Related Letters.

1.196 “Transaction Agreements” means this Agreement, the Separation Agreement, the Employee Benefits Agreement, the Transition Services Agreement and the Tax Matters Agreement.

1.197 “Transition Services Agreement” means the Transition Services Agreement to be entered into by and between MWV and Spinco substantially on the terms set forth as Exhibit B to the Separation Agreement.

1.198 “Trigger Event” has the meaning set forth in Section 8.3(a).

1.199 “WARN Act” means the Worker Adjustment and Retraining Notification Act of 1988, as amended, and any similar state or local law, regulation or ordinance.

ARTICLE II

THE MERGER

Section 2.1 The Merger. At the Effective Time and upon the terms and subject to the conditions of this Agreement, Merger Sub shall be merged with and into Spinco (the “Merger”) in accordance with the applicable provisions of the DGCL, the separate existence of Merger Sub shall cease and Spinco shall continue as the surviving corporation of the Merger (sometimes referred to herein as the “Surviving Corporation”) and shall succeed to and assume all the rights, powers and privileges and be subject to all of the obligations of Merger Sub in accordance with the DGCL. As a result of the Merger, Spinco shall become a wholly owned Subsidiary of the Company.

Section 2.2 Closing. Unless the transactions herein contemplated shall have been abandoned and this Agreement terminated pursuant to Section 10.1, the closing of the Merger and the other transactions contemplated hereby (the “Closing”) shall take place at 10:00 a.m., Central time, on the date which is the last Business Day of the month in which the conditions set forth in ARTICLE IX (other than those that are to be satisfied by action at the Closing) have been satisfied or, to the extent permitted by applicable Law, waived, at the offices of Skadden, Arps, Slate, Meagher & Flom LLP, 155 N. Wacker Drive, Chicago, Illinois 60606, unless another date, time or place is agreed to in writing by MWV and the Company. Notwithstanding the immediately preceding sentence, if the Marketing Period has not ended at the time of the satisfaction or, to the extent permitted by applicable Law, waiver of the conditions set forth in ARTICLE IX (other than those that are to be satisfied by action at the Closing), then the Closing shall occur instead on the date following the satisfaction or waiver of such conditions that is the earlier to occur of (a) any date which is the last Business Day of the month before or during the Marketing Period as may be specified by the Company and MWV on no less than two (2) Business Days’ prior notice to MWV and (b) any date which is the last Business Day of the month in which the final day of the Marketing Period occurs, or at such other place, date and time as the Company and MWV shall agree. The date on which the Closing actually occurs is hereinafter referred to as the “Closing Date.”

Section 2.3 Effective Time. Upon the terms and subject to the conditions of this Agreement, on the Closing Date, a certificate of merger shall be filed with the Secretary of State of the State of Delaware with respect to the Merger (the “Certificate of Merger”), in such form as is required by, and executed in accordance with, the applicable provisions of the DGCL. The Merger shall become effective at the time of filing of the Certificate of Merger or at such later time as the parties hereto may agree and as is provided in the Certificate of Merger. The date and time at which the Merger shall become so effective is herein referred to as the “Effective Time.”

Section 2.4 Effects of the Merger. At the Effective Time, the effects of the Merger shall be as provided in this Agreement, the Certificate of Merger and the applicable provisions of the DGCL.

Section 2.5 Certificate of Incorporation and Bylaws of the Surviving Corporation.

(a) The certificate of incorporation of Spinco shall, by virtue of the Merger, be amended and restated in its entirety to read as set forth in Annex A to this Agreement and, as so amended and restated, shall be the certificate of incorporation of the Surviving Corporation until thereafter duly amended in accordance with such certificate of incorporation, this Agreement and applicable Law.

(b) The bylaws of Spinco shall, by virtue of the Merger, be amended and restated in their entirety to read as set forth in Annex B to this Agreement and, as so amended and restated, shall be the bylaws of the

Surviving Corporation until thereafter duly amended in accordance with the certificate of incorporation of the Surviving Corporation, such bylaws, this Agreement and applicable Law.

Section 2.6 Governance Matters.

(a) The Company Board shall take all action necessary such that, immediately following the Effective Time, the Company Board shall be increased by two members, and two persons selected by MWV and approved by the Corporate Governance and Nominating Committee of the Company Board (such approval not to be unreasonably withheld, conditioned or delayed) shall be appointed to fill the vacancies created.

(b) From and after the Effective Time, the officers of Spinco shall be the initial officers of the Surviving Corporation. Such officers shall hold office until their successors are duly appointed and qualified, or until their earlier death, resignation or removal in accordance with the Surviving Corporation’s certificate of incorporation and bylaws.

(c) From and after the Effective Time, the directors of Merger Sub shall be the initial directors of the Surviving Corporation. Such directors shall serve until their successors have been duly elected or appointed and qualified or until their earlier death, resignation or removal in accordance with the Surviving Corporation’s certificate of incorporation and bylaws.

Section 2.7 Name; Corporate Offices.

(a) From and after the Effective Time, the name of the Surviving Corporation shall be “Mead Consumer and Office Products Inc.”.

(b) From and after the Effective Time, the location of the headquarters and principal executive offices of the Surviving Corporation shall be the Company’s executive offices.

ARTICLE III

CONVERSION OF SHARES; EXCHANGE OF CERTIFICATES

Section 3.1 Effect on Capital Stock. At the Effective Time, by virtue of the Merger and without any action on the part of Spinco, Merger Sub or any holder of the capital stock of MWV, Spinco, Merger Sub or the Company:

(a) Conversion of Spinco Capital Stock.

(i) Each share of Spinco Common Stock issued and outstanding as of the Effective Time (other than shares canceled in accordance with Section 3.1(a)(ii)) shall be automatically converted into the right to receive a number of shares of Company Common Stock equal to the Exchange Ratio, subject to adjustment in accordance with Section 3.1(a)(iv) and Section 3.1(d).

(ii) Each share of Spinco Common Stock held by Spinco as treasury stock immediately prior to the Effective Time shall be canceled and shall cease to exist and no stock or other consideration shall be issued or delivered in exchange therefor.

(iii) Each share of Spinco Common Stock issued and outstanding immediately prior to the Effective Time, when converted in accordance with this Section 3.1, shall no longer be outstanding and shall automatically be canceled and shall cease to exist, and each holder of such shares shall cease to have any rights with respect thereto, except the right to receive the shares of Company Common Stock as provided in Section 3.1(a)(i) and any dividends or distributions and other amounts payable in accordance with Section 3.2(c).

(iv) The Exchange Ratio and any other similarly dependent items shall be adjusted to reflect fully the appropriate effect of any stock split, split-up, reverse stock split, stock dividend or distribution of

Company Common Stock or Spinco Common Stock, or securities convertible into any such securities, reorganization, recapitalization, reclassification or other like change with respect to the Company Common Stock or Spinco Common Stock having a record date occurring on or after the date of this Agreement and prior to the Effective Time; provided that nothing in this Section 3.1(a)(iv) shall be construed to permit MWV, Spinco or the Company to take any action with respect to its securities that is prohibited by the terms of this Agreement.

(b) Merger Sub Common Stock. At the Effective Time, each share of common stock, par value $.01 per share, of Merger Sub (“Merger Sub Common Stock”) issued and outstanding immediately prior to the Effective Time shall be automatically converted into one fully paid and nonassessable share of common stock, par value $.01 per share, of the Surviving Corporation.

(c) Company Common Stock. Each share of Company Common Stock that is issued and outstanding immediately prior to and at the Effective Time shall remain outstanding following the Effective Time.

(d) Exchange Ratio True-Up. If the condition set forth in Section 3.3(b) of the Separation Agreement with respect to the Distribution Tax Opinion is unable to be satisfied because immediately after the Effective Time the percentage of outstanding shares of Company Common Stock issued pursuant to the plan (or series of related transactions) which includes the Distribution (within the meaning of Section 355(e) of the Code) would be more than 49.5% (the “Threshold Percentage”) (determined without regard to any adjustment pursuant to this Section 3.1(d)), then the aggregate number of shares of Company Common Stock into which the shares of Spinco Common Stock are converted pursuant to Section 3.1(a)(i) shall be increased such that the recomputed Threshold Percentage is 49.5%.

Section 3.2 Distribution of Per Share Merger Consideration.

(a) Agent. Prior to the Effective Time, MWV will appoint a bank or trust company reasonably acceptable to the Company as distribution agent (the “Agent”). Prior to or at the Effective Time, the Company shall deposit with the Agent, for the benefit of Persons who received shares of Spinco Common Stock in the Distribution and for distribution in accordance with this ARTICLE III, through the Agent, certificates or book-entry authorizations representing the shares of Company Common Stock (such shares of Company Common Stock, together with any dividends or distributions and other amounts payable in accordance with Section 3.2(c), being hereinafter referred to as the “Distribution Fund”) issuable pursuant to Section 3.1 upon conversion of outstanding shares of Spinco Common Stock. The Agent shall, pursuant to irrevocable instructions, deliver the Company Common Stock contemplated to be issued pursuant to Section 3.1 from the shares of Company Common Stock held in the Distribution Fund. If the Company deposits such shares into the Distribution Fund prior to the Effective Time and the Merger is not consummated, the Agent shall promptly return such shares to the Company. The Distribution Fund shall not be used for any other purpose.

(b) Distribution Procedures. At the Effective Time, all shares of Spinco Common Stock shall be converted into the right to receive shares of Company Common Stock pursuant to, and in accordance with, the terms of this Agreement, immediately following which the Agent shall distribute on the same basis as the shares of Spinco Common Stock were distributed in the Distribution and to the Persons who received Spinco Common Stock in the Distribution, in respect of the outstanding shares of MWV Common Stock held by holders of record of MWV Common Stock on the Record Date, all of the shares of Company Common Stock into which the shares of Spinco Common Stock that were distributed in the Distribution have been converted pursuant to the Merger. Each Person entitled to receive Spinco Common Stock in the Distribution shall be entitled to receive in respect of the shares of Spinco Common Stock distributed to such Person a certificate or book-entry authorization representing the number of whole shares of Company Common Stock that such holder has the right to receive pursuant to this Section 3.2(b) (and cash in lieu of fractional shares of Company Common Stock, as contemplated by Section 3.3) (and any dividends or distributions and other amounts pursuant to Section 3.2(c)). The Agent shall not be entitled to vote or exercise any rights of ownership with respect to the Company Common Stock held by it from time to time hereunder, except that it shall receive and hold all dividends or other distributions paid or distributed with respect thereto for the account of Persons entitled thereto.

(c) Distributions with Respect to Undistributed Shares. No dividends or other distributions declared or made after the Effective Time with respect to Company Common Stock with a record date after the Effective Time shall be paid with respect to any shares of Company Common Stock that are not able to be distributed by the Agent promptly after the Effective Time, whether due to a legal impediment to such distribution or otherwise. Subject to the effect of applicable Laws, following the distribution of any such previously undistributed shares of Company Common Stock, there shall be paid to the record holder of such shares of Company Common Stock, without interest (i) at the time of the distribution, the amount of cash payable in lieu of fractional shares of Company Common Stock to which such holder is entitled pursuant to Section 3.3 and the amount of dividends or other distributions with a record date after the Effective Time theretofore paid with respect to such whole shares of Company Common Stock and (ii) at the appropriate payment date therefor, the amount of dividends or other distributions with a record date after the Effective Time but prior to the distribution of such shares and a payment date subsequent to the distribution of such shares payable with respect to such whole shares of Company Common Stock. The Company shall deposit in the Distribution Fund all such dividends and distributions.

(d) No Further Ownership Rights in Spinco Common Stock. All shares of Company Common Stock issued in respect of shares of Spinco Common Stock (including any cash paid in lieu of fractional shares pursuant to Section 3.3) shall be deemed to have been issued in full satisfaction of all rights pertaining to such shares of Spinco Common Stock.

(e) Termination of Distribution Fund. Any portion of the Distribution Fund made available to the Agent that remains undistributed to the former stockholders of Spinco on the one-year anniversary of the Effective Time shall be delivered to the Company, upon demand, and any former stockholders of Spinco who have not received shares of Company Common Stock in accordance with this ARTICLE III shall thereafter look only to the Company for payment of their claim for Company Common Stock and any dividends, distributions or cash in lieu of fractional shares with respect to Company Common Stock (subject to any applicable abandoned property, escheat or similar Law).

(f) No Liability. Neither MWV, the Surviving Corporation, the Company, Merger Sub, the Agent nor any other Person shall be liable to any holder of Spinco Common Stock or any holder of shares of MWV Common Stock for shares of Company Common Stock (or dividends or distributions with respect thereto or with respect to Spinco Common Stock) or cash properly delivered to a public official pursuant to any applicable abandoned property, escheat or similar Law.

(g) Closing of Transfer Books. From and after the Effective Time, the stock transfer books of Spinco shall be closed and no transfer shall be made of any shares of capital stock of Spinco that were outstanding as of the Effective Time.

(h) Withholding Rights. The Company or the Agent shall be entitled to deduct and withhold from the consideration otherwise payable pursuant to this Agreement to any holder of Spinco Common Stock such amounts as they determine in good faith are required to be deducted and withheld with respect to the making of such payment under the Code, or under any provision of state, local or foreign Tax Law. To the extent that amounts are so withheld and paid over to the appropriate Taxing Authority, such withheld amounts will be treated for all purposes of this Agreement as having been paid to the recipient.

Section 3.3 Fractional Shares. No fractional shares of Company Common Stock shall be issued in the Merger. All fractional shares of Company Common Stock that a holder of shares of Spinco Common Stock would otherwise be entitled to receive as a result of the Merger shall be aggregated. The Agent will cause the whole shares obtained thereby to be sold, in the open market or otherwise as reasonably directed by MWV, and in no case later than three (3) Business Days after the Effective Time. The Agent will make available the net proceeds thereof, after deducting any required withholding Taxes and brokerage charges, commissions and transfer Taxes, on a pro rata basis, without interest, as soon as practicable to the holders of Spinco Common Stock entitled to receive such cash.

ARTICLE IV

CERTAIN PRE-MERGER TRANSACTIONS

The following transactions shall occur at or prior to the Effective Time.

Section 4.1 Distribution. Upon the terms and subject to the conditions of the Separation Agreement, prior to the Effective Time, MWV and Spinco shall use their respective reasonable best efforts to cause to be effected the Spinco Reorganization and the Distribution in accordance with the terms of the Separation Agreement.

Section 4.2 MWV/Spinco Transaction Agreements. Upon the terms and subject to the conditions of the Separation Agreement, at or prior to the Effective Time, MWV and Spinco shall each execute and deliver the Tax Matters Agreement, the Transition Services Agreement and the Employee Benefits Agreement, each substantially in the form attached to the Separation Agreement, as well as all other agreements, if any, required in connection with the Spinco Reorganization and the Distribution.

ARTICLE V

REPRESENTATIONS AND WARRANTIES OF MWV

Except as otherwise disclosed or identified in (i) the MWV SEC Documents filed on or prior to the date hereof (excluding any risk factor disclosure and disclosure of risks included in any “forward-looking statements” disclaimer included in such MWV SEC Documents that are predictive, forward-looking or primarily cautionary in nature) or (ii) subject to Section 11.4(b), the corresponding section of the Disclosure Letter delivered by MWV to the Company immediately prior to the execution of this Agreement (the “MWV Disclosure Letter”), MWV hereby represents and warrants to the Company as follows:

Section 5.1 Organization; Qualification. MWV is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware. MWV and the MWV Subsidiaries have all requisite corporate power and authority to own, lease and operate their properties and assets that are intended to be Conveyed to the Spinco Group pursuant to the Separation Agreement. Each of the C&OP Entities is duly qualified or licensed to do business and is in good standing (with respect to jurisdictions that recognize that concept) in each jurisdiction in which the C&OP Business owns, leases or operates properties, or where the nature of the C&OP Business operated by it makes such qualification necessary, except in such jurisdictions where the failure to be so qualified or licensed or in good standing would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Spinco.

Section 5.2 Corporate Authority; No Violation.

(a) MWV has the corporate power and authority to enter into this Agreement and each other Transaction Agreement to which it is a party and to carry out its obligations hereunder and thereunder. Assuming the accuracy of the Company’s representations and warranties in Section 7.20, the execution, delivery and performance by MWV of this Agreement and the consummation of the transactions contemplated hereby have been duly authorized by all requisite corporate action on the part of MWV, except for such further action of the MWV Board required to establish the Record Date and the Distribution Date, and the effectiveness of the declaration of the Distribution by the MWV Board (which is subject to the satisfaction or, to the extent permitted by applicable Law, waiver of the conditions set forth in the

Separation Agreement). The execution, delivery and performance of any other Transaction Agreement to which it is a party or as of the Effective Time will be a party and the consummation of the transactions contemplated thereby have been, or will be as of the Effective Time, duly authorized by all requisite corporate action on the part of MWV, except for such further action of the MWV Board required to establish the Record Date and the Distribution Date, and the effectiveness of the declaration of the Distribution by the MWV Board (which is subject to the satisfaction or, to the extent permitted by applicable Law, waiver of the conditions set forth in the Separation Agreement). This Agreement has been duly executed and delivered by MWV and, assuming the due authorization, execution and delivery by the Company, Spinco and Merger Sub, constitutes a legal, valid and binding agreement of MWV, enforceable against MWV in accordance with its terms (except insofar as such enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or similar laws affecting creditors’ rights generally, or by principles governing the availability of equitable remedies). As of the Distribution Date, each other Transaction Agreement to which MWV is a party will have been duly executed and delivered by MWV and, assuming the due authorization, execution and delivery by the other parties thereto, will constitute a legal, valid and binding agreement of MWV, enforceable against MWV in accordance with its terms (except insofar as such enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or similar laws affecting creditors’ rights generally, or by principles governing the availability of equitable remedies).

(b) Neither the execution and delivery by MWV of this Agreement and other Transaction Agreements to which it is a party nor the consummation by MWV of the transactions contemplated hereby or thereby or the performance by MWV with any of the provisions hereof or thereof will (i) violate or conflict with any provisions of MWV’s Amended and Restated Certificate of Incorporation or bylaws; (ii) assuming the consents and approvals referred to in Section 5.2(c) are obtained, result in a default (or an event that, with notice or lapse of time or both, would become a default) that would affect the enforceability of this Agreement against MWV under any Contract to which MWV or any of the MWV Subsidiaries is a party or by which MWV or any of the MWV Subsidiaries is bound or affected; (iii) result in the creation of a Lien on any of the issued and outstanding shares of Spinco Common Stock, capital stock of any Spinco Subsidiary or on any of the Spinco Assets pursuant to any Contract to which MWV or any of the MWV Subsidiaries (including Spinco and its Subsidiaries) is a party or by which MWV or the MWV Subsidiaries is bound or affected; or (iv) assuming the consents and approvals contemplated by Section 5.2(c) are obtained, violate or conflict with any Law applicable to MWV or any of the MWV Subsidiaries (including Spinco and its Subsidiaries), or any of the properties, business or assets of any of the foregoing, other than, in the case of each of clauses (ii) through (iv), any such violation, conflict, default, right, loss or Lien which would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Spinco.

(c) Other than in connection with or in compliance with (i) the filing of the Certificate of Merger with the Secretary of State of the State of Delaware pursuant to the provisions of the DGCL, (ii) state securities or “blue sky” laws, (iii) the Securities Act, (iv) the Exchange Act, (v) the HSR Act, (vi) antitrust or other competition laws of other jurisdictions, (vii) further action of the MWV Board to establish the Record Date and the Distribution Date, and the effectiveness of the declaration of the Distribution by the MWV Board (which is subject to the satisfaction of the conditions set forth in the Separation Agreement) and (viii) the rules and regulations of the NYSE (the approvals contemplated by clauses (i) through (viii), collectively, the “MWV Approvals”), no authorization, consent or approval of, or filing with, any Governmental Authority or any other Person is necessary for the consummation by MWV of the transactions contemplated by this Agreement and the other Transaction Agreements, except for such authorizations, consents, approvals or filings that, if not obtained or made, would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Spinco.

Section 5.3 Brokers or Finders. Other than Goldman, Sachs & Co. and Greenhill & Co., Inc., the fees and expenses of which will be paid by MWV, no agent, broker, investment banker, financial advisor or other similar Person is or will be entitled, by reason of any agreement, act or statement by any member of the MWV

Group, directors, officers or employees, to any financial advisory, broker’s, finder’s or similar fee or commission, to reimbursement of expenses or to indemnification or contribution in connection with any of the transactions contemplated by this Agreement or other Transaction Agreement, in each case, for which the Company, Merger Sub, Spinco or any Spinco Subsidiary could become liable or obligated.

ARTICLE VI

REPRESENTATIONS AND WARRANTIES OF MWV RELATING TO SPINCO

Except as otherwise disclosed or identified in (i) the MWV SEC Documents filed on or prior to the date hereof (excluding any risk factor disclosure and disclosure of risks included in any “forward-looking statements” disclaimer included in such MWV SEC Documents that are predictive, forward-looking or primarily cautionary in nature) or (ii) the corresponding section of the MWV Disclosure Letter, MWV represents and warrants to the Company as follows:

Section 6.1 Organization; Qualification.

(a) Spinco is a corporation duly organized, validly existing and in good standing under the Laws of the State of Delaware. The copies of the certificate of incorporation and bylaws of Spinco made available to the Company prior to the date hereof are complete and correct copies of such documents as in full force and effect as of the date hereof.

(b) Each member of the Spinco Group will be, as of the Effective Time, a corporation or other entity duly organized, validly existing and in good standing (with respect to jurisdictions that recognize that concept) under the Laws of its jurisdiction of incorporation or formation, as the case may be, and will have, as of the Effective Time, all requisite power and authority to own, lease and operate its properties and assets and to carry on its business as presently conducted, except for such failure to have the requisite power and authority that, in each case, would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Spinco. Each member of the Spinco Group will be, as of the Effective Time, duly qualified and licensed to do business and will be, as of the Effective Time, in good standing (with respect to jurisdictions that recognize that concept) in each jurisdiction in which the ownership or leasing of its property or the conduct of its business requires such qualification, except for jurisdictions in which the failure to be so qualified or to be in good standing would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Spinco. The copies of the certificate of incorporation and bylaws (or analogous governing documents) of each member of the Spinco Group (other than Spinco) made available to the Company prior to the Effective Time are complete and correct copies of such documents as in full force and effect as of the time they are provided.

(c) Section 6.1(c) of the MWV Disclosure Letter sets forth a list of the Spinco Subsidiaries and their respective jurisdictions of incorporation or organization as of the date hereof.

Section 6.2 Capital Stock and Other Matters.

(a) As of the date hereof, (i) the authorized capital stock of Spinco consists of 500 shares of Spinco Common Stock, (ii) there are issued and outstanding 100 shares of Spinco Common Stock, and (iii) no shares of Spinco Common Stock are being held by Spinco in its treasury. All of the issued and outstanding shares of Spinco Common Stock are validly issued, fully paid and nonassessable and free of preemptive rights. Immediately prior to the Effective Time, there will be outstanding a number of shares of Spinco Common Stock determined in accordance with Section 8.21.

(b) No bonds, debentures, notes or other indebtedness of any member of the Spinco Group having the right to vote (or convertible into or exercisable for securities having the right to vote) on any matters on which holders of shares of capital stock of Spinco (including Spinco Common Stock) may vote (“Spinco Voting Debt”) are, or as of the Effective Time will be, issued or outstanding.

(c) Except in connection with the Merger or as otherwise provided for in the Transaction Agreements, (i) there are no outstanding securities, options, warrants, convertible securities, calls, rights, commitments, agreements, arrangements, undertakings or Contracts of any kind to which Spinco is a party or by which it is bound obligating Spinco to issue, deliver or sell, or cause to be issued, delivered or sold, additional shares of capital stock, Spinco Voting Debt or other voting securities of any member of the Spinco Group or obligating Spinco to issue, grant, extend, redeem, acquire or enter into any such security, option, warrant, convertible security, call, right, commitment, agreement, arrangement, undertaking or Contract and (ii) there will not as of the Effective Time be any outstanding securities, options, warrants, convertible securities, calls, rights, commitments, agreements, arrangements, undertakings or Contracts of any kind to which any member of the Spinco Group (other than Spinco) is a party or by which any of them is bound obligating any of them to issue, deliver or sell, or cause to be issued, delivered or sold, additional shares of capital stock, Spinco Voting Debt or other voting securities of any member of the Spinco Group or obligating any member of the Spinco Group (other than Spinco) to issue, grant, extend, redeem, acquire or enter into any such security, option, warrant, convertible security, call, right, commitment, agreement, arrangement, undertaking or Contract.

(d) There are no stockholder agreements, voting trusts or other Contracts (other than the Separation Agreement) to which Spinco is a party or by which it is bound relating to voting or transfer of any shares of capital stock of Spinco.

Section 6.3 Corporate Authority; No Violation.

(a) Spinco has the corporate power and authority to enter into this Agreement and each other Transaction Agreement to which it is a party and to carry out its obligations hereunder and thereunder, subject, in the case of the Merger, to the adoption of this Agreement by MWV, as sole stockholder of Spinco. Assuming the accuracy of the Company’s representations and warranties in Section 7.20, the execution, delivery and performance by Spinco of this Agreement and the consummation of the transactions contemplated hereby have been duly authorized by all requisite corporate action on the part of Spinco. The execution, delivery and performance by Spinco of each other Transaction Agreement to which it is, or as of the Effective Time will be, a party; and the consummation of the transactions contemplated thereby have been, or will be as of the Effective Time, duly authorized by all requisite corporate action on the part of Spinco.

(b) This Agreement has been duly executed and delivered by Spinco and, assuming the due authorization, execution and delivery by MWV, the Company and Merger Sub, constitutes a legal, valid and binding agreement of Spinco, enforceable against Spinco in accordance with its terms (except insofar as such enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or similar laws affecting creditors’ rights generally, or by principles governing the availability of equitable remedies). As of the Effective Time, each other Transaction Agreement to which Spinco is a party will have been duly executed and delivered by Spinco and will, assuming the due authorization, execution and delivery by the other parties thereto, constitute a legal, valid and binding agreement of Spinco, enforceable against Spinco in accordance with its terms (except insofar as such enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or similar laws affecting creditors’ rights generally, or by principles governing the availability of equitable remedies).

(c) Neither the execution and delivery by Spinco of this Agreement and the other Transaction Agreements to which it is a party nor the consummation by Spinco of the transactions contemplated hereby or thereby, or performance by Spinco of the provisions hereof or thereof, will (i) violate or conflict with any provision of Spinco’s certificate of incorporation or bylaws; (ii) assuming the consents and approvals referred to in Section 6.3(d) are obtained, result in a default (or an event that, with notice or lapse of time or both, would become a default) or give rise to any right of termination or buy-out by any third party, cancellation, amendment or acceleration of any obligation or the loss of any benefit under any Spinco Contract or any Contract to which any of the C&OP Entities is a party or by which any of them is bound or affected; (iii) result in the creation of a Lien on any of the issued and outstanding shares of Spinco Common

Stock or capital stock of any other member of the Spinco Group or on any of the Spinco Assets pursuant to any Contract to which any of the C&OP Entities is a party or by which any of them is bound or affected; or (iv) assuming the consents and approvals contemplated by Section 6.3(d) are obtained, violate or conflict with any Law applicable to the C&OP Entities, or any of the properties, business or assets that are intended to be Conveyed to the Spinco Group pursuant to the Separation Agreement belonging to any of the foregoing, other than, in the case of each of clauses (ii) through (iv), any such violation, conflict, default, right, loss or Lien which would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Spinco.

(d) Other than the MWV Approvals, no authorization, consent or approval of, or filing with, any Governmental Authority or any other Person is necessary for the consummation by Spinco of the transactions contemplated by this Agreement and the other Transaction Agreements, except for such authorizations, consents, approvals or filings that, if not obtained or made, would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Spinco.

Section 6.4 Financial Statements.

(a) MWV and Spinco have previously made available to the Company:

(i) the audited combined balance sheets of the C&OP Business at December 31, 2009 and 2010, and the related audited combined statements of income, cash flows and equity for the fiscal years ended December 31, 2009 and 2010, including the notes thereto (collectively, the “Audited Financial Statements”); and

(ii) the unaudited interim combined balance sheet of the C&OP Business at September 30, 2011 and the related unaudited interim combined statement of income for the nine months ended September 30, 2011 (collectively, the “Interim Financial Statements” and, together with the Audited Financial Statements, the “Spinco Financial Statements”).

(b) The Spinco Financial Statements fairly present in all material respects, and any other financial statements prepared and delivered in accordance with Section 8.4(h) or Section 8.24 will fairly present in all material respects, the financial position of the C&OP Business as of the dates thereof, and the results of operations and changes in cash flows, changes in equity or other information included therein for the periods or as of the dates then ended, in each case except as otherwise noted therein. The Audited Financial Statements have been prepared in accordance with GAAP, and on a consistent basis, except as otherwise noted therein, and the unaudited financial statements prepared and delivered in accordance with Section 8.4(h) or Section 8.24 will be prepared on a consistent basis with the Interim Financial Statements.

(c) As of the date hereof, neither Spinco nor any of the Spinco Subsidiaries is required to file any form, report, registration statement, prospectus or other document with the SEC.

(d) Except as set forth in the Spinco Financial Statements or the notes thereto, since the date of the balance sheet included in the Interim Financial Statements (the “Interim Balance Sheet Date”), MWV and the MWV Subsidiaries have not incurred any liabilities or obligations that will be assumed by the Spinco Group as a Spinco Liability pursuant to the Separation Agreement and that are of a nature that would be required to be disclosed on a combined balance sheet of the C&OP Business or in the notes thereto prepared in conformity with GAAP, other than liabilities or obligations that have not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Spinco.

Section 6.5 Absence of Certain Changes or Events. Except as specifically contemplated by this Agreement or the other Transaction Agreements, since the Interim Balance Sheet Date, the C&OP Business has been conducted in the ordinary course, consistent with past practice, and there has not been any event, occurrence, development or state of circumstances or facts that has had, or would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Spinco. From the Interim Balance Sheet Date to the date hereof, none of MWV, Spinco or any of their respective Subsidiaries has taken any action or failed to take any action, which action or failure, as the case may be, would constitute a material breach of clauses (c), (d), (g), (h), (i), (j) or (n) of Section 8.2 if taken without the Company’s consent after the date hereof.

Section 6.6 Investigations; Litigation.

(a) Other than in connection with the Required Approvals, there is no investigation or review pending (or, to the Knowledge of MWV, threatened) by any Governmental Authority with respect to the C&OP Entities, in each case which would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Spinco.

(b) There are no actions, suits, arbitrations or proceedings pending (or, to the Knowledge of MWV, threatened) against or affecting the C&OP Entities or any of their respective properties to the extent such properties are intended to be Conveyed to the Spinco Group pursuant to the Separation Agreement or otherwise affecting the C&OP Business at Law or in equity, and there are no orders, judgments or decrees of any Governmental Authority, in each case which would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Spinco. Notwithstanding anything contained in this Section 6.6, no representation or warranty shall be deemed to be made in this Section 6.6 in respect of products liability claims, which is the subject of the representations and warranties made in Section 6.21.

Section 6.7 Compliance with Laws; Permits.

(a) The C&OP Entities are, and have been since January 1, 2010, in compliance with all, and have received no notice of any violation (as yet unremedied) of any, Laws applicable to such Persons or any of their respective properties or assets to the extent such properties or assets are intended to be Conveyed to the Spinco Group pursuant to the Separation Agreement or otherwise affecting the C&OP Business, except where such non-compliance or violation has not had, and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Spinco. Notwithstanding anything contained in this Section 6.7, no representation or warranty shall be deemed to be made in this Section 6.7 in respect of environmental, tax, employee benefits or labor Laws, which are the subject of the representations and warranties made in Section 6.9, Section 6.10, Section 6.11 and Section 6.12, respectively.

(b) The C&OP Entities are in possession of all franchises, grants, authorizations, licenses, permits, easements, variances, exceptions, consents, certificates, approvals and orders of any Governmental Authority necessary for them to own, lease and operate the Spinco Assets or to carry on the C&OP Business as it is now conducted, or on the Distribution Date will be conducted (the “Spinco Permits”), except where the failure to have any of the Spinco Permits has not had, or would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Spinco. All Spinco Permits are in full force and effect, or immediately prior to the Effective Time will be in full force and effect, except where the failure to be in full force and effect has not had, or would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Spinco.

Section 6.8 Proxy Statement/Prospectus; Registration Statement. None of the information regarding any member of the MWV Group, the Spinco Group, the C&OP Business, or the transactions contemplated by this Agreement or any other Transaction Agreement provided by MWV or Spinco or any of their respective Subsidiaries specifically for inclusion in, or incorporation by reference into, the Proxy Statement/Prospectus, the Registration Statement or the Spinco Registration Statement will, in the case of the definitive Proxy Statement/Prospectus or any amendment or supplement thereto, at the time of the mailing of the definitive Proxy Statement/Prospectus and any amendment or supplement thereto and at the time of the Company Stockholders Meeting, or, in the case of the Registration Statement and the Spinco Registration Statement, at the time such registration statement becomes effective, at the time of the Company Stockholders Meeting (in the case of the Registration Statement and the Spinco Registration Statement), at the Distribution Date and at the Effective Time, contain an untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they are made, not misleading. The Spinco Registration Statement will comply in all material respects with the provisions of the

Securities Act and the Exchange Act, as the case may be, and the rules and regulations promulgated thereunder, except that no representation is made by MWV or Spinco with respect to information provided by the Company specifically for inclusion in, or incorporation by reference into, the Spinco Registration Statement.

Section 6.9 Environmental Matters. Except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Spinco:

(a) each of the C&OP Entities is, and since January 1, 2008 has been, in compliance with all applicable Environmental Laws, and the C&OP Entities possess all Spinco Permits that are required under applicable Environmental Laws and are in compliance with the terms and conditions thereof;

(b) none of the C&OP Entities has received written notice of, or is the subject of, any claims, investigations, information requests, demands or notices by any Governmental Authority asserting an obligation on the part of the C&OP Entities to conduct investigations or clean-up activities under any Environmental Law or alleging liability under or non-compliance with any Environmental Law;

(c) none of the C&OP Entities is subject to any indemnification obligation with respect to Environmental Laws or Hazardous Materials that is intended to be Conveyed to the Spinco Group pursuant to the Separation Agreement;

(d) to the Knowledge of MWV, there is no condition (including any release of a Hazardous Material into the air, soil, surface water, sediment or ground water) that would give rise to liability that is intended to be Conveyed to the Spinco Group pursuant to the Separation Agreement under applicable Environmental Laws on, at, under or related to any property currently owned, leased or used by any of the C&OP Entities to the extent such property is intended to be Conveyed to the Spinco Group pursuant to the Separation Agreement; and

(e) MWV or Spinco has made available to the Company all material site assessments, environmental compliance audits and other documents produced in the last five (5) years relating to environmental matters and relating to the C&OP Business (other than such documents that relate solely to Excluded Liabilities) or the Spinco Facilities to the extent such documents are in the possession, custody or control of MWV, Spinco or any of their Subsidiaries, including such documents relating to the environmental conditions on, under or about the properties or assets currently or formerly owned, leased, operated or used by MWV, Spinco, any of their respective Subsidiaries or any predecessor in interest thereto.

This Section 6.9 contains the sole and exclusive representations and warranties of MWV and Spinco with respect to environmental matters, including matters relating to Environmental Laws and Hazardous Materials. Notwithstanding anything contained in this Section 6.9, no representation or warranty shall be deemed to be made in this Section 6.9 in respect of products liability claims, which is the subject of the representations and warranties made in Section 6.21.

Section 6.10 Tax Matters. Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Spinco:

(a) (i) all Tax Returns required to be filed by MWV and its Subsidiaries, including Spinco and the Spinco Subsidiaries, in respect of the C&OP Business have been timely filed, (ii) all such Tax Returns are or will be true, complete and correct in all respects, (iii) all Taxes shown as due and payable on such Tax Returns, and all Taxes (whether or not reflected on such Tax Returns) required to have been paid by MWV and its Subsidiaries, including Spinco and the Spinco Subsidiaries, in respect of the C&OP Business have been paid or appropriate reserves have been recorded in the Spinco Financial Statements, (iv) all Taxes of MWV or its Subsidiaries, including Spinco and the Spinco Subsidiaries, in respect of the C&OP Business for any taxable period (or a portion thereof) beginning on or prior to the Closing Date (which are not yet due and payable) have been properly reserved for in the Spinco Financial Statements and (v) MWV and its Subsidiaries, including Spinco and the Spinco Subsidiaries, have duly and timely withheld all Taxes required to be withheld and such withheld Taxes have been either duly and timely paid to the proper Taxing Authority or properly set aside in accounts for such purpose and will be duly and timely paid to the proper Taxing Authority.

(b) No written agreement or other written document waiving or extending, or having the effect of waiving or extending, the statute of limitations or the period of assessment or collection of any Taxes relating to Spinco, or any Spinco Subsidiary has been filed or entered into with any Taxing Authority, and no power of attorney with respect to any such Taxes has been granted to any Person.

(c) (i) No audits or other administrative proceedings or proceedings before any Taxing Authority are presently pending with regard to any Taxes or Tax Return of Spinco or any Spinco Subsidiary, as to which any Taxing Authority has asserted in writing any claim, and (ii) no Taxing Authority is now asserting in writing any deficiency or claim for Taxes or any adjustment to Taxes with respect to which Spinco or any Spinco Subsidiary, may be liable with respect to income or other Taxes which has not been fully paid or finally settled.

(d) Neither Spinco nor any Spinco Subsidiary (i) is a party to or bound by or has any obligation under any Tax indemnification, separation, sharing or similar agreement or arrangement other than the Tax Matters Agreement, and the MWV tax sharing agreement (which shall be terminated with respect to Spinco and any Spinco Subsidiary as of the Closing Date), (ii) is or has been a member of any consolidated, combined, unitary or similar group for purposes of filing Tax Returns or paying Taxes (other than a group of which MWV is the common parent corporation), (iii) has entered into a closing agreement pursuant to Section 7121 of the Code, or any predecessor provision or any similar provision of state or local Law or (iv) has any liability for the payment of Taxes of any Person as a successor or transferee.

(e) None of the Spinco Assets is subject to any Tax Lien (other than Liens for Taxes that are Permitted Encumbrances.

(f) Section 6.10 of the MWV Disclosure Letter lists all foreign jurisdictions in which Spinco or any Spinco Subsidiary files an income or other material Tax Return.

(g) Neither Spinco nor any Spinco Subsidiary has agreed to make or is required to make any adjustment for a taxable period ending after the Effective Time under Section 481(a) of the Code or any similar provision of Tax Law in any other jurisdiction by reason of a change in accounting method or otherwise.

(h) Neither Spinco nor any Spinco Subsidiary has constituted either a “distributing corporation” or a “controlled corporation” (within the meaning of Section 355(a)(1)(A) of the Code) in a distribution of stock (other than the Distribution) qualifying for tax-free treatment under Section 355 of the Code (i) in the two (2) years prior to the date of this Agreement or (ii) in a distribution that could otherwise constitute part of a “plan” or “series of related transactions” (within the meaning of Section 355(e) of the Code) in connection with the Merger.

(i) None of MWV, Spinco and their respective Subsidiaries has taken or agreed to take any action that is reasonably likely to (nor is any of them aware of any agreement, plan or other circumstance that would) prevent (i) the Spinco Reorganization and Distribution, taken together, from qualifying as a reorganization within the meaning of Section 368(a)(1)(D) of the Code or (ii) the Merger from qualifying as a reorganization within the meaning of Section 368(a) of the Code.

(j) None of MWV, Spinco and any of their Subsidiaries, in each case in respect of the C&OP Business, has engaged in any listed transaction, or any reportable transaction the principal purpose of which was Tax avoidance, within the meaning of Sections 6011, 6111 and 6112 of the Code or any similar provision of Tax Law in any other jurisdiction.

(k) No claim has been asserted in writing by any Taxing Authority that Spinco or any entity carrying on the C&OP Business is liable for any Taxes based on Section 482 of the Code or any comparable provision of other applicable Law.

Section 6.11 Benefit Plans.

(a) Section 6.11(a)(i) of the MWV Disclosure Letter lists each MWV Benefit Plan that will be assumed or retained by a member of the Spinco Group (each, a “Spinco Benefit Plan”) pursuant to the terms of the Separation Agreement or the Employee Benefits Agreement. For purposes of this Agreement, “MWV Benefit Plan” means each “employee benefit plan” (as defined in Section 3(3) of ERISA), and all other employee benefit, bonus, incentive, deferred compensation, stock option (or other equity-based), severance, employment, change in control, welfare (including post-retirement medical and life insurance) and fringe benefit plans, programs, agreements and arrangements, whether or not subject to ERISA and whether written or oral, sponsored, maintained or contributed to or required to be contributed to by MWV or any of its Subsidiaries for the benefit of any Spinco Employee and “Spinco Employee” means any individual who, immediately prior to the Effective Time, is employed primarily in the C&OP Business, including any individual absent due to short-term disability, vacation, holiday or approved leave of absence, including military leave and leave under the Family and Medical Leave Act, but excluding any individual absent due to long-term disability and excluding those individuals listed on Section 6.11(a)(ii) of the MWV Disclosure Letter. MWV has heretofore delivered or made available to the Company true and complete copies of each Spinco Benefit Plan and any amendments thereto (if the plan is not a written plan, a description thereof), any related trust or other funding vehicle, any reports or summaries required under ERISA or the Code for the most recent reporting period and the most recent determination letter received from the IRS (if any) with respect to each such plan intended to qualify under Section 401 of the Code.

(b) No material liability under Title IV (including Sections 4069 and 4212(c) of ERISA) or Section 302 of ERISA has been incurred by MWV or any of the MWV Subsidiaries (with respect to the C&OP Business only), Spinco, any of the Spinco Subsidiaries or any ERISA Affiliate of any of them (with respect to any ERISA Affiliate of MWV or any of the MWV Subsidiaries, with respect to the C&OP Business only that has not been satisfied in full), and no condition exists that would reasonably be expected to result in MWV or any MWV Subsidiary (with respect to the C&OP Business only), Spinco, any of the Spinco Subsidiaries or any ERISA Affiliate of any of them (with respect to any ERISA Affiliate of MWV or any of the MWV Subsidiaries, with respect to the C&OP Business only) incurring any such liability, other than liability for premiums due the PBGC as of the Distribution Date. With respect to each MWV Benefit Plan that is subject to Title IV of ERISA, (i) no reportable event within the meaning of Section 4043(c) of ERISA for which the thirty (30)-day notice requirement has not been waived has occurred, and the consummation of the transactions contemplated by this Agreement will not result in the occurrence of any such reportable event; and (ii) the PBGC has not instituted proceedings to terminate any MWV Benefit Plan and, to the Knowledge of MWV, no condition exists that presents a risk that such proceedings will be instituted or which would constitute grounds under Section 4042 of ERISA for the termination of, or the appointment of a trustee to administer, any such MWV Benefit Plan. The present value of accrued benefits under each MWV Benefit Plan that is subject to Title IV of ERISA, determined based upon the actuarial assumptions used for funding purposes in the most recent actuarial report prepared by such plan’s actuary with respect to such plan, did not exceed, as of its latest valuation date, the then current value of the assets of such plan allocable to such accrued benefits.

(c) No MWV Benefit Plan is or will be at the Effective Time a “multiemployer pension plan,” as defined in Section 3(37) of ERISA (a “Multiemployer Plan”) or a plan that has two or more contributing sponsors at least two of whom are not under common control, within the meaning of Section 4063 of ERISA (a “Multiple Employer Plan”).

(d) Each Spinco Benefit Plan in effect as of the date hereof has been operated and administered in all material respects in accordance with its terms and applicable Law, including ERISA and the Code. All contributions required to be made with respect to any Spinco Benefit Plan for any period through the date hereof have now been, or on the Distribution Date will have been, timely made, except for outstanding contributions in the ordinary course. There are no pending or, to the Knowledge of MWV, threatened claims by, on behalf of or against any of the Spinco Benefit Plans in effect as of the date hereof or any assets thereof, other than routine benefit claim matters, that, if adversely determined, would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Spinco, and no material matter is pending (other than routine qualification determination filings, copies of which have been furnished to the Company or will be promptly furnished to the Company when made) before the IRS, the United States Department of Labor, the PBGC or any other Governmental Authority with respect to any Spinco Benefit Plan.

(e) No Spinco Benefit Plan is intended to be “qualified” within the meaning of Section 401(a) of the Code. Each MWV Benefit Plan intended to be “qualified” within the meaning of Section 401(a) of the Code is so qualified and the trusts maintained thereunder are exempt from taxation under Section 501(a) of the Code, each trust maintained under any MWV Benefit Plan intended to satisfy the requirements of Section 501(c)(9) of the Code has satisfied such requirements and, in either such case, no event has occurred or condition is known to exist that would reasonably be expected to have a material adverse effect on such tax-qualified status for any such MWV Benefit Plan or any such trust. Each material Spinco Benefit Plan subject to the Laws of any jurisdiction outside of the United States that is intended to qualify for special tax treatment meets all material requirements for such treatment.

(f) No Spinco Benefit Plan provides, or on the Distribution Date will provide, medical, surgical, hospitalization, death or similar benefits (whether or not insured) for employees or former employees of Spinco or any Spinco Subsidiary for periods extending beyond their retirement or other termination of service, other than (i) coverage mandated by applicable Law, (ii) death benefits under any “pension plan,” or (iii) benefits the full cost of which is borne by the current or former employee (or his beneficiary).

(g) Except as contemplated by this Agreement and each other Transaction Agreement, no Spinco Benefit Plan exists, or on the Distribution Date will exist, that could result in the payment to any Spinco Employee, of any money or other property or rights or accelerate or provide any other rights or benefits to any such Spinco Employee as a result of the consummation of the transactions contemplated by the Transaction Agreements (including the Distribution), whether or not (i) such payment, acceleration or provision would constitute a “parachute payment” (within the meaning of Section 280G of the Code) or (ii) some other subsequent action or event would be required to cause such payment, acceleration or provision to be triggered. The consummation of the transactions contemplated by the Transaction Agreements (including the Distribution) will not trigger any funding (through a grantor trust or otherwise) of, or increase the cost of, or give rise to any other obligation under, any Spinco Benefit Plan, trigger the forgiveness of indebtedness owed by any Spinco Employee to the Spinco Group or result in any violation or breach of, or a default (with or without notice or lapse of time or both) under, or limit Spinco’s or a Spinco Subsidiaries’ ability to amend, modify or terminate, any Spinco Benefit Plan, in each case, whether or not as a result of some other subsequent action or event.

Section 6.12 Labor Matters. None of the C&OP Entities is a party to, or bound by, any collective bargaining agreement or other agreement with a labor union, labor organization or works council, and no Spinco Employees are otherwise represented by a labor union, labor organization or works council. None of the C&OP Entities has any obligation to inform or consult with any Spinco Employees or their representatives in respect of the transactions contemplated by the Transaction Agreements (including the Distribution). Except for such matters which have not had, and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Spinco, (a) (i) there are no strikes or lockouts with respect to Spinco Employees, and (ii) there is not, and to the Knowledge of Spinco or MWV, since January 1, 2009 there has not been, any union organizing effort pending or threatened against any of the C&OP Entities; (b) there is no unfair labor practice, charge, complaint, labor dispute (other than routine individual grievances) or labor arbitration proceeding pending or, to the Knowledge of Spinco or MWV, threatened against any of the C&OP Entities; (c) there is no slowdown, or work stoppage in effect or, to the Knowledge of Spinco or MWV, threatened with respect to Spinco Employees; and (d) the C&OP Entities are in compliance with all applicable Laws respecting (i) employment and employment practices, (ii) terms and conditions of employment and wages and hours, (iii) collective bargaining and labor relations practices, (iv) layoffs, (v) immigration, and (vi) the payment of taxes and other withholdings. As of the date hereof, none of the C&OP Entities has any liabilities under the WARN Act as a result of any action taken by Spinco and that would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Spinco.

Section 6.13 Intellectual Property Matters. Section 6.13(a) of the MWV Disclosure Letter contains a complete and accurate list as of the date hereof of (i) all material patented or registered Intellectual Property Rights (and pending applications therefor) that are intended to be Conveyed to the Spinco Group pursuant to the Separation Agreement, and (ii) all other patented or registered Intellectual Property Rights (and pending applications therefor) used or held for use in connection with the C&OP Business that is material to the C&OP Business but, in each case, excluding any Intellectual Property Rights to which the Spinco Group will have access as a result of any license. The C&OP Entities own and possess, free and clear of any Liens except Permitted Encumbrances, or will prior to the Effective Time have the right to use pursuant to a license, all right, title and interest in and to, or have, adequate licenses or other valid and enforceable rights to use, all Intellectual Property Rights used or held for use in connection with the C&OP Business as currently conducted (including in connection with services provided by MWV, Spinco or any of their respective Subsidiaries to third parties) (the “Spinco IP Rights”), except where (x) the failure to own or possess such items would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Spinco or (y) the Conveyance of the Spinco Assets requires a third-party Consent or Governmental Approval which is not obtained, in which case the provisions of Section 1.7 of the Separation Agreement will govern with respect to such Spinco Assets. To the Knowledge of MWV, there is no assertion or claim challenging the validity, enforceability, ownership or use of any of the Spinco IP Rights that would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Spinco. The conduct of the C&OP Business as currently conducted does not infringe, misappropriate or otherwise conflict with any Intellectual Property Rights of any third party that would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Spinco. To the Knowledge of MWV, there are no infringements or misappropriations of, or other conflicts with, any Spinco IP Rights that would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Spinco. Assuming any requisite third-party Consents or Governmental Approvals necessary to Convey the Spinco Assets set forth in Section 6.13(b) of the MWV Disclosure Letter are obtained, the transactions contemplated by this Agreement shall not impair the right, title or interest of MWV, Spinco or any of their respective Subsidiaries in and to the Spinco IP Rights, and all of the Spinco IP Rights shall be owned or available for use by the Surviving Corporation immediately after the Effective Time on terms and conditions identical, in all material respects, to those under which MWV, Spinco and their respective Subsidiaries owned or used the Spinco IP Rights as of the Effective Time, except where such impairment or failure to be owned or available for use would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Spinco. Except as set forth in Section 6.13(b) of the MWV Disclosure Letter or pursuant to Section 5.5 of the Separation Agreement, immediately following the Effective Time, MWV and its Affiliates shall not own any material Spinco IP Rights. Section 6.13(c) of the MWV Disclosure Letter sets forth a list of licenses (the “Specified Licenses”) pursuant to which any C&OP Entities makes annual royalty payments of $250,000 or more. None of the C&OP Entities is in breach of or default under the terms of any Specified License where such breach or default has had, or would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Spinco. To the Knowledge of MWV, no other party to any Specified License is in breach of or in default under the terms of any Specified Licenses where such breach or default has had, or would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Spinco. Each Specified License is a valid and binding obligation of the C&OP Entity which is a party thereto, and is in full force and effect, except insofar as (i) such enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or similar laws affecting creditors’ rights generally, or by principles governing the availability of equitable remedies, (ii) the failure to be a valid and binding obligation or to be enforceable would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Spinco (iii) such Specified License has previously expired in accordance with its terms, or (iv) such Specified License has been terminated in the ordinary course of business.

Section 6.14 Material Contracts.

(a) Section 6.14 of the MWV Disclosure Letter sets forth, and MWV has made available to the Company true and complete copies of, all Spinco Material Contracts in effect as of the date of this Agreement. For purposes of this Agreement, the term “Spinco Material Contracts” means any of the following Contracts (other than this Agreement, each other Transaction Agreement and the documents relating to the Spinco Securities and other than any MWV Benefit Plans), whether entered into prior to or after the date hereof, that are intended to be Conveyed to the Spinco Group pursuant to the Separation Agreement:

(i) any non-competition agreements or other Contracts that materially limits or will materially limit any member of the Spinco Group from competing or engaging in any business or geographic area;

(ii) any Contract with respect to any partnerships or joint ventures involving the sharing of profits or losses that is material to the C&OP Business, taken as a whole;

(iii) any indenture, credit agreement or loan agreement pursuant to which any member of the Spinco Group has or will incur any indebtedness for borrowed money in excess of $1 million, other than between or among members of the Spinco Group;

(iv) any Contract for the sale or acquisition (including by way of merger, purchase of equity or other business combination) of any operating business with respect to which any member of the Spinco Group still has remaining material obligations, including any indemnification obligations;

(v) any Contract that provides for annual payments in excess of $5 million by or to any member of the MWV Group or the Spinco Group; and

(vi) any Contract that contains a “change of control” provision, the termination or breach of which or the failure to obtain consent in respect of, would reasonably be expected to have a Material Adverse Effect on Spinco.

(b) None of the C&OP Entities is in breach of or default under the terms of any Spinco Material Contract where such breach or default has had, or would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Spinco. To the Knowledge of MWV, no other party to any Spinco Material Contract is in breach of or in default under the terms of any Spinco Material Contract where such breach or default has had, or would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Spinco. Each Spinco Material Contract is a valid and binding obligation of the C&OP Entity which is a party thereto, and is in full force and effect, except insofar as (i) such enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or similar laws affecting creditors’ rights generally, or by principles governing the availability of equitable remedies, (ii) the failure to be a valid and binding obligation or to be enforceable would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Spinco (iii) such Spinco Material Contract has previously expired in accordance with its terms, or (iv) such Spinco Material Contract has been terminated in the ordinary course of business.

Section 6.15 Brokers or Finders. Other than Goldman, Sachs & Co. and Greenhill & Co., Inc., the fees and expenses of which will be paid by MWV, no agent, broker, investment banker, financial advisor or other similar Person is or will be entitled, by reason of any agreement, act or statement by Spinco or any Spinco Subsidiaries, directors, officers or employees, to any financial advisory, broker’s, finder’s or similar fee or commission, to reimbursement of expenses or to indemnification or contribution in connection with any of the transactions contemplated by this Agreement or each other Transaction Agreement, in each case, for which the Company, Merger Sub, Spinco or any Spinco Subsidiary could become liable or obligated.

Section 6.16 Board and Stockholder Approval. Each of the MWV Board and the Spinco Board, at a meeting duly called, has by unanimous vote of all directors present approved this Agreement and declared it advisable. As of the date hereof, the sole stockholder of Spinco is MWV. As promptly as practicable after execution of this Agreement, MWV will approve and adopt (the “Spinco Stockholder Approval”), as Spinco’s sole stockholder, this Agreement and other Transaction Agreements and the transactions contemplated hereby and thereby which require the consent of Spinco’s stockholders under the DGCL, the NYSE rules, Spinco’s certificate of incorporation or Spinco’s bylaws. The approval of MWV’s stockholders is not required to effect the transactions contemplated by the Separation Agreement, this Agreement or the other Transaction Agreements. Upon obtaining the Spinco Stockholder Approval, the approval of Spinco’s stockholders after the Distribution Date will not be required to effect the transactions contemplated by this Agreement, including the Merger, unless this Agreement is amended on or after the Distribution Date.

Section 6.17 Sufficiency of Assets.

(a) After giving effect to the Spinco Reorganization and the other transactions described in or contemplated by the Separation Agreement and after giving effect to the transfers of the assets (the “Hong Kong Assets”) contemplated by 0, the Spinco Group (or in the case of the transfers contemplated by 0, the Company or the designated Company Subsidiary) will have, in all material respects, good and valid title, or, in the case of the Leased Real Property, valid leasehold interests in, all of the Spinco Assets or Hong Kong Assets, as applicable, except (i) where the failure to have such good and valid title, or valid leasehold interest, would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Spinco, (ii) where the Conveyance of the Spinco Assets requires a third-party Consent or Governmental Approval which is not obtained, in which case the provisions of Section 1.7 of the Separation Agreement will govern, and (iii) where the failure to have such good and valid title, or valid leasehold interest, results from any of the Permitted Encumbrances, with respect to the Owned Real Property, Spinco Leasehold Improvements and Leased Real Property.

(b) At the Effective Time, the Spinco Assets and the Hong Kong Assets, assuming any requisite third-party Consents or Governmental Approvals necessary to Convey such Spinco Assets and Hong Kong Assets are obtained, taken together with the services available from MWV under the Transition Services Agreement, will be sufficient for the Company and its Subsidiaries (including Spinco) to continue to operate the C&OP Business in all material respects as it is currently conducted.

Section 6.18 Spinco Real Property.

(a) Section 6.18(a) of the MWV Disclosure Letter sets forth as of the date hereof the address and description of all Spinco Owned Real Property, the loss of which would be material and adverse to the C&OP Business as a whole. With respect to such Spinco Owned Real Property: (i) except for Permitted Encumbrances, none of the C&OP Entities has leased or otherwise granted to any Person the right to use or occupy such Spinco Owned Real Property or any material portion thereof; and (ii) other than the right of the Company pursuant to this Agreement, there are no outstanding options, rights of first offer or rights of first refusal to purchase such Spinco Owned Real Property or any material portion thereof or interest therein.

(b) Section 6.18(b) of the MWV Disclosure Letter sets forth as of the date hereof the addresses of all Spinco Leased Real Properties, the loss of which would be material and adverse to the C&OP Business as a whole, and a true and complete list of all Spinco Leases (including all material amendments, extensions, renewals, guaranties and other agreements with respect thereto) for each such Spinco Leased Real Property. MWV or Spinco has made available to the Company a true and complete copy of each such Spinco Lease document as of the date hereof, and in the case of any such Lease that is an oral Lease, a written summary of the material terms of such Lease. Except as set forth on Section 6.18(b) of the MWV Disclosure Letter, with respect to each such Spinco Lease, since January 1, 2009, MWV’s, Spinco’s or their respective Subsidiaries’ possession and quiet enjoyment of the Spinco Leased Real Property under such Spinco Lease has not been disturbed in any material respect that is ongoing or is reasonable likely to recur, and, to MWV’s Knowledge, there are no material disputes with respect to such Spinco Lease. With respect to each such Spinco Lease, (i) none of the members of the MWV Group or the Spinco Group has subleased, licensed or otherwise granted any Person the right to use or occupy such Spinco Leased Real Property or any material portion thereof, except as disclosed by the agreements on the list of all Spinco Leases listed or described in Section 6.18(b) of the MWV Disclosure Letter; (ii) none of the members of the MWV Group or Spinco

Group has collaterally assigned or granted any other security interest in such Spinco Lease or any material interest therein; and (iii) there are no Liens on the estate or interest created by such Spinco Lease other than Permitted Encumbrances.

Section 6.19 Spinco Operations. As of the date hereof, Spinco is a direct, wholly owned Subsidiary of MWV that, subject to the terms of the Separation Agreement, following the Spinco Reorganization will own, directly or indirectly, the Spinco Assets, and will have assumed, directly or indirectly, the Spinco Liabilities, all as provided in the Separation Agreement.

Section 6.20 Company Common Stock. Neither MWV nor Spinco owns (directly or indirectly, beneficially or of record) nor is a party to any agreement, arrangement or understanding for the purpose of acquiring, holding, voting or disposing of, in each case, any shares of capital stock of the Company (other than as contemplated by this Agreement).

Section 6.21 Products Liability. To the Knowledge of MWV, there are no actions, suits, arbitrations or proceedings relating to products liability pending or threatened against or affecting the C&OP Entities or any of their respective properties to the extent such properties are intended to be Conveyed to the Spinco Group pursuant to the Separation Agreement or otherwise affecting the C&OP Business at Law or in equity, except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Spinco. None of the C&OP Entities currently manufactures, nor have any of them manufactured since January 1, 2008, any products containing asbestos, except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Spinco.

Section 6.22 Human Health and Safety. The C&OP Entities are, and since January 1, 2010, have been, in compliance with all applicable Laws relating to the protection of human health and safety (including workplace health and safety), except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Spinco.

Section 6.23 Contemplated MWV Financing. Attached hereto as Exhibit D is a true and fully executed copy of the MWV Commitment Letter, pursuant to which the lenders party thereto have committed, subject to the terms and conditions set forth therein, to lend the amounts set forth therein to MWV (the “MWV Financing”). The MWV Commitment Letter has not been amended or modified on or prior to the date of this Agreement, and as of the date of this Agreement the commitments contained in the MWV Commitment Letter have not been withdrawn or rescinded in any respect. As of the date hereof, there are no side letters or Contracts to which MWV or any of its Subsidiaries is a party related to the funding of MWV Financing that could reasonably be expected to adversely affect the availability of the MWV Financing. As of the date hereof, the MWV Commitment Letter is in full force and effect and is the legal, valid and binding enforceable obligation of MWV, and, to the Knowledge of MWV, each of the parties thereto. There are no conditions precedent or other contingencies related to the funding of the full amount of the MWV Financing, other than as expressly set forth in the MWV Commitment Letter. As of the date hereof, subject to the accuracy of the representations and warranties of the Company set forth in ARTICLE VII, no event has occurred, which, with or without notice, lapse of time or both, would or would reasonably be expected to constitute a default or breach on the part of MWV or, to the Knowledge of MWV, any other party thereto under the MWV Commitment Letter.

Section 6.24 No Other Representations. Except for the representations and warranties of MWV and Spinco expressly set forth in this Agreement and the other Transaction Agreements, neither MWV nor Spinco nor any of their respective Subsidiaries nor any other Person acting on behalf of MWV or Spinco or any of their respective Subsidiaries makes any representation or warranty, express or implied. Without limiting the generality of the foregoing, the Company and Merger Sub each acknowledge that no representations or warranties are made with respect to any projections, forecasts, estimates or budgets with respect to the C&OP Business that may have been made available to the Company, Merger Sub or any of their Representatives.

ARTICLE VII

REPRESENTATIONS AND WARRANTIES OF THE COMPANY AND MERGER SUB

Except as otherwise disclosed or identified in (i) the Company SEC Documents filed on or prior to the date hereof (excluding any risk factor disclosure and disclosure of risks included in any “forward-looking statements” disclaimer included in such Company SEC Documents that are predictive, forward-looking or primarily cautionary in nature) or (ii) subject to Section 11.4(b), the corresponding section of the Disclosure Letter delivered by the Company to MWV and Spinco immediately prior to the execution of this Agreement (the “Company Disclosure Letter”), the Company and Merger Sub, jointly and severally, represent and warrant to MWV and Spinco as follows:

Section 7.1 Organization; Qualification.

(a) The Company and each of its Significant Subsidiaries is a corporation duly organized, validly existing and in good standing under the laws of its jurisdiction of incorporation, and has all requisite power and authority to own, lease and operate its properties and assets and to carry on its business as presently conducted, except in the case of the Company’s Significant Subsidiaries, for such failure to be so duly organized, validly existing and in good standing that would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company. The Company and each of its Significant Subsidiaries is duly qualified and licensed to do business and is in good standing in each jurisdiction in which the ownership or leasing of its property or the conduct of its business requires such qualification, except for jurisdictions in which the failure to be so qualified or to be in good standing would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company. The copies of the Company Charter, Company Bylaws and the certificate of incorporation and bylaws (or analogous governing documents) of any Company Subsidiary that is a Significant Subsidiary of the Company previously made available to MWV and Spinco are complete and correct copies of such documents as in full force and effect on the date hereof.

(b) Merger Sub is a corporation duly organized, validly existing and in good standing under the Laws of Delaware. Merger Sub is a direct, wholly-owned Subsidiary of the Company. The copies of the certificate of incorporation and bylaws of Merger Sub which were previously furnished or made available to MWV are true, complete and correct copies of such documents as in effect on the date of this Agreement.

(c) Section 7.1(c) of the Company Disclosure Letter sets forth a list of the Significant Subsidiaries of the Company and their respective jurisdictions of incorporation or organization.

Section 7.2 Capital Stock and Other Matters.

(a) As of the date hereof, the authorized capital stock of the Company consists of 200,000,000 shares of Company Common Stock and 25,000,000 shares of preferred stock of the Company. At the close of business on November 15, 2011, (i) 55,651,593 shares of Company Common Stock were issued and outstanding, (ii) 8,122,064 shares of Company Common Stock were reserved for issuance pursuant to the Company Stock Plans; (iii) 183,703 shares of Company Common Stock were held by the Company in its treasury or by its Subsidiaries; and (iv) no shares of preferred stock of the Company were issued and outstanding. All of the issued and outstanding shares of Company Common Stock are validly issued, fully paid and nonassessable and free of preemptive rights.

(b) No bonds, debentures, notes or other indebtedness of the Company or any of the Company Subsidiaries having the right to vote (or convertible into or exercisable for securities having the right to vote) on any matters on which holders of shares of capital stock of the Company (including Company Common Stock) may vote (“Company Voting Debt”) are, or as of the Effective Time will be, issued or outstanding.

(c) As of the date hereof, the authorized capital stock of Merger Sub consists of one hundred (100) shares of Merger Sub Common Stock.

(d) Except as set forth in Section 7.2(a), there are no outstanding securities, options, warrants, convertible securities, calls, rights, commitments, agreements, arrangements, undertakings or Contracts of any kind to which the Company or any of the Company Subsidiaries is a party or by which any of them is bound obligating the Company or any of the Company Subsidiaries to issue, deliver or sell, or cause to be issued, delivered or sold, additional shares of Company Common Stock, Company Voting Debt or other voting securities of the Company or any of the Company Subsidiaries or obligating the Company or any of the Company Subsidiaries to issue, grant, extend, redeem, acquire or enter into any such security, option, warrant, convertible security, call, right, commitment, agreement, arrangement, undertaking or Contract.

(e) There are no stockholder agreements, voting trusts or other Contracts to which the Company is a party or by which it is bound relating to voting or transfer of any shares of capital stock of the Company.

Section 7.3 Corporate Authority; No Violation.

(a) The Company has the corporate power and authority to enter into this Agreement, and subject to obtaining the Company Stockholder Approval, to carry out its obligations hereunder. Assuming the accuracy of MWV’s representations and warranties in Section 6.20, the execution, delivery and, subject to obtaining the Company Stockholder Approval, performance by the Company of this Agreement and the consummation of the transactions contemplated hereby, have been duly authorized by all requisite corporate action on the part of the Company.

(b) This Agreement has been duly executed and delivered by the Company and, assuming the due authorization, execution and delivery by MWV, Spinco and Merger Sub, constitutes a legal, valid and binding agreement of the Company, enforceable against the Company in accordance with its terms (except insofar as such enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or similar laws affecting creditors’ rights generally, or by principles governing the availability of equitable remedies).

(c) Merger Sub has the corporate power and authority to enter into this Agreement and to carry out its obligations hereunder. The execution, delivery and performance by Merger Sub of this Agreement and the consummation of the transactions contemplated hereby have been duly authorized by all requisite corporate action on the part of Merger Sub subject to the adoption of this Agreement by the Company as the sole stockholder of Merger Sub (the “Merger Sub Stockholder Approval”), which will be obtained promptly following the execution hereof. This Agreement has been duly executed and delivered by Merger Sub and, assuming the due authorization, execution and delivery by MWV, Spinco, and the Company, constitutes a legal, valid and binding agreement of Merger Sub, enforceable against Merger Sub in accordance with its terms (except insofar as such enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or similar laws affecting creditors’ rights generally, or by principles governing the availability of equitable remedies).

(d) Neither the execution and delivery by the Company and Merger Sub of this Agreement nor the consummation by the Company and Merger Sub of the transactions contemplated hereby nor the performance by the Company or Merger Sub of any of the provisions hereof will (i) violate or conflict with any provisions of their respective certificates of incorporation or bylaws; (ii) assuming the consents and approvals referred to in Section 7.3(e) are obtained, result in a default (or any event that, with notice or lapse of time or both, would become a default) or give rise to any right of termination or buy-out by any third party, cancellation, amendment or acceleration of any obligation or the loss of any benefit under any Contract to which the Company or any of the Company Subsidiaries is a party or by which the Company or any of the Company Subsidiaries is bound or affected; (iii) result in the creation of a Lien on any of the issued and outstanding shares of Company Common Stock or on any of the assets of the Company or any of the Company Subsidiaries pursuant to any Contract to which the Company or any of the Company Subsidiaries is a party or by which the Company or any of the Company Subsidiaries is bound or affected; or (iv) assuming the consents and approvals contemplated by Section 7.3(e) are obtained, violate or conflict with any Law applicable to the Company or any of the Company Subsidiaries, or any of the properties, business or assets of any of the foregoing other than, in the case of each of clauses (ii) through (iv), any such violation, conflict, default, right, loss or Lien which would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company.

(e) Other than in connection with or in compliance with (i) the filing of the Certificate of Merger with the Secretary of State of the State of Delaware pursuant to the provisions of the DGCL, (ii) state securities or “blue sky” laws, (iii) the Securities Act, (iv) the Exchange Act, (v) the HSR Act, (vi) antitrust or other competition laws of other jurisdictions, (vii) the Company Stockholder Approval and (viii) the rules and regulations of the NYSE (collectively, the “Company Approvals”), no authorization, consent or approval of, or filing with, any Governmental Authority or any other Person is necessary for the consummation by the Company of the transactions contemplated by this Agreement and the other Transaction Agreements, except for such authorizations, consents, approvals or filings that, if not obtained or made, would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company.

Section 7.4 Company Reports and Financial Statements.

(a) The Company has filed all reports and other documents with the SEC required to be filed or furnished by the Company since January 1, 2009 (such documents, together with any current reports filed during such period by the Company with the SEC on a voluntary basis on Form 8-K, the “Company SEC Documents”). As of their respective dates (and if amended or superseded by a filing prior to the date of this Agreement, then on the date of such filing), the Company SEC Documents complied in all material respects, and each other form, report, schedule, registration statement and definitive proxy statement filed by the Company or any of its Subsidiaries after the date hereof and prior to the Effective Time (the “Additional Company SEC Documents”) will comply in all material respects, with the requirements of the Securities Act or the Exchange Act, as the case may be, and, subject to the last sentence of Section 7.8, none of such Company SEC Documents when filed contained, or will contain, an untrue statement of a material fact or omitted, or will omit, to state a material fact required to be stated therein or necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading. The audited consolidated financial statements and unaudited consolidated interim financial statements included in the Company SEC Documents and the Additional Company SEC Documents fairly present in all material respects, or will fairly present in all material respects, the financial position of the Company and its consolidated Subsidiaries as of the respective dates thereof and the results of operations and changes in cash flows, changes in stockholders’ equity or other information included therein for the periods or as of the respective dates then ended, in each case except as otherwise noted therein and subject, in the case of unaudited interim statements, to normal year-end audit adjustments. Each of the financial statements (including the related notes) of the Company included in the Company SEC Documents and such other financial statements have been or will be prepared in accordance with GAAP, consistently applied, except as otherwise noted therein. Since the Interim Balance Sheet Date, the Company has timely filed all reports, registration statements and other filings required to be filed with the SEC under the rules and regulations of the SEC. Since the Interim Balance Sheet Date, the Company and the Company Subsidiaries have not incurred any liabilities or obligations that are of a nature that would be required to be disclosed on a consolidated balance sheet of the Company and its consolidated Subsidiaries or in the notes thereto prepared in accordance with GAAP as applied in preparing the consolidated balance sheet of the Company and its consolidated Subsidiaries included in the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2010, other than liabilities or obligations that have not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company.

(b) The Company and the Company Subsidiaries have designed and maintain a system of internal controls over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act)

sufficient to provide reasonable assurances regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP. The Company has designed and maintains disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act) to ensure that material information required to be disclosed by the Company in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms and is accumulated and communicated to the Company’s management as appropriate to allow timely decisions regarding required disclosure and to make the certifications of the principal executive officer and principal financial officer of the Company required pursuant to Sections 302 and 906 of the Sarbanes-Oxley Act of 2002, as amended (the “Sarbanes-Oxley Act”).

Section 7.5 Absence of Certain Changes or Events. Except as specifically contemplated by this Agreement, since the Interim Balance Sheet Date, each of the Company and the Company Subsidiaries has conducted its business in the ordinary course, consistent with past practice, and there has not been any event, occurrence, development or state of circumstances or facts that has had, or would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company. From the Interim Balance Sheet Date to the date hereof, none of the Company or any of the Company Subsidiaries has taken any action or failed to take any action, which action or failure, as the case may be, would constitute a material breach of Section 8.1 if taken without the consent of MWV and Spinco after the date hereof. Merger Sub has not conducted any activities other than in connection with the organization of Merger Sub, the negotiation, execution and performance of this Agreement and the consummation of the transactions contemplated hereby.

Section 7.6 Investigations; Litigation.

(a) Other than in connection with the Required Approvals, there is no investigation or review pending (or, to the Knowledge of the Company, threatened) by any Governmental Authority with respect to the Company or any of the Company Subsidiaries, in each case which would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company.

(b) There are no actions, suits, arbitrations or proceedings pending (or, to the Knowledge of the Company, threatened) against or affecting the Company or any of the Company Subsidiaries or any of their respective properties at Law or in equity before, and there are no orders, judgments or decrees of or before any Governmental Authority, in each case which would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company. Notwithstanding anything contained in this Section 7.6, no representation or warranty shall be deemed to be made in this Section 7.6 in respect of products liability claims, which is the subject of the representations and warranties made in Section 7.21.

Section 7.7 Compliance with Laws; Permits.

(a) The Company and the Company Subsidiaries are, and since January 1, 2010 have been, in compliance with all, and have received no notice of any violation (as yet unremedied) of any, Laws, applicable to the Company, such Company Subsidiaries or any of their respective properties or assets, except where such non-compliance or violation has not had, and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company. Notwithstanding anything contained in this Section 7.7, no representation or warranty shall be deemed to be made in this Section 7.7 in respect of environmental, tax, employee benefits or labor Laws matters, which are the subject of the representations and warranties made in Section 7.9, Section 7.10, Section 7.11 and Section 7.12, respectively.

(b) The Company and the Company Subsidiaries are in possession of all franchises, grants, authorizations, licenses, permits, easements, variances, exceptions, consents, certificates, approvals and orders of any Governmental Authority necessary for the Company and the Company Subsidiaries to own, lease and operate their properties and assets or to carry on their businesses as they are now being conducted (the “Company Permits”), except where the failure to have any of the Company Permits has not had, or would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company. All Company Permits are in full force and effect, except where the failure to be in full force and effect has not had, or would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company.

Section 7.8 Proxy Statement/Prospectus; Registration Statement. None of the information regarding the Company or the Company Subsidiaries or the transactions contemplated by this Agreement provided by the Company specifically for inclusion in, or incorporation by reference into, the Proxy Statement/Prospectus, the Registration Statement or the Spinco Registration Statement will, in the case of the definitive Proxy Statement/Prospectus or any amendment or supplement thereto, at the time of the mailing of the definitive Proxy Statement/Prospectus and any amendment or supplement thereto, and at the time of the Company Stockholders Meeting, or, in the case of the Registration Statement and the Spinco Registration Statement, at the time such registration statement becomes effective, at the time of the Company Stockholders Meeting (in the case of the Registration Statement and the Spinco Registration Statement), at the Distribution Date and at the Effective Time, contain an untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they are made, not misleading. The Registration Statement will comply in all material respects with the provisions of the Securities Act and the Exchange Act, as the case may be, and the rules and regulations promulgated thereunder, except that no representation is made by the Company with respect to information provided by MWV or Spinco specifically for inclusion in, or incorporation by reference into, the Registration Statement or the Proxy Statement/Prospectus.

Section 7.9 Environmental Matters. Except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company:

(a) The Company and each of the Company Subsidiaries is, and since January 1, 2008 has been, in compliance with all applicable Environmental Laws and the Company and the Company Subsidiaries possess all Company Permits that are required under applicable Environmental Laws, and are in compliance with the terms and conditions thereof;

(b) neither the Company nor any of the Company Subsidiaries has received written notice of, or is the subject of, any claims, investigations, information requests, demands or notices by any Governmental Authority asserting an obligation on the part of the Company or any of the Company Subsidiaries to conduct investigations or clean-up activities under any Environmental Law or alleging liability under or non-compliance with any Environmental Law;

(c) neither the Company nor any of the Company Subsidiaries is subject to any indemnification obligation with respect to Environmental Laws or Hazardous materials;

(d) to the Knowledge of the Company, there is no condition (including any release of a Hazardous Material into the air, soil, surface water, sediment or ground water) that would give rise to liability for the Company or any of the Company Subsidiaries under applicable Environmental Laws on, at, under or related to any property currently owned, leased or used by the Company or any of the Company Subsidiaries;

(e) without limiting any of the foregoing representations, there have been no, and there are no currently pending, claims or threatened claims against the Company or any Company Subsidiary relating to exposure to asbestos or asbestos-containing materials; and

(f) the Company has made available to MWV and Spinco all material site assessments, environmental compliance audits, and other documents produced in the last five (5) years relating to environmental matters, and relating to the Company or any of the Company Subsidiaries or their current or former properties or facilities to the extent such documents are in the possession, custody or control of the Company or any of the Company Subsidiaries, including such documents relating to the environmental conditions on, under or about the properties or assets currently or formerly owned, leased, operated or used by the Company, any of the Company Subsidiaries or any predecessor in interest thereto.

This Section 7.9 contains the sole and exclusive representations and warranties of the Company or Merger Sub with respect to environmental matters, including matters relating to Environmental Laws and Hazardous Materials. Notwithstanding anything contained in this Section 7.9, no representation or warranty shall be deemed to be made in this Section 7.9 in respect of products liability claims, which is the subject of the representations and warranties made in Section 7.21.

Section 7.10 Tax Matters. Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on the Company:

(a) (i) all Tax Returns required to be filed by the Company and the Company Subsidiaries have been timely filed, (ii) all such Tax Returns are true, complete and correct in all respects, (iii) all Taxes shown as due and payable on such Tax Returns, and all Taxes (whether or not reflected on such Tax Returns) required to have been paid by the Company or any Company Subsidiary, have been paid or appropriate reserves have been recorded in the books and records of the Company, (iv) all Taxes of the Company and the Company Subsidiaries for any taxable period (or any portion thereof) beginning on or prior to the Closing Date (which are not yet due and payable) have been properly reserved for in the books and records of the Company, and (v) the Company and the Company Subsidiaries have duly and timely withheld all Taxes required to be withheld and such withheld Taxes have been either duly and timely paid to the proper Taxing Authority or properly set aside in accounts for such purpose and will be duly and timely paid to the proper Taxing Authority.

(b) No written agreement or other written document waiving or extending, or having the effect of waiving or extending, the statute of limitations or the period of assessment or collection of any Taxes relating to the Company or any Company Subsidiary has been filed or entered into with any Taxing Authority, and no power of attorney with respect to any such Taxes has been granted to any Person.

(c) (i) No audits or other administrative proceedings or proceedings before any Taxing Authority are presently pending with regard to any Taxes or Tax Return of the Company or any Company Subsidiary, as to which any Taxing Authority has asserted in writing any claim, and (ii) no Taxing Authority is now asserting in writing any deficiency or claim for Taxes or any adjustment to Taxes with respect to which the Company or any Company Subsidiary may be liable with respect to income or other Taxes which has not been fully paid or finally settled.

(d) Neither the Company nor any Company Subsidiary (i) is a party to or bound by or has any obligation under any Tax indemnification, separation, sharing or similar agreement or arrangement, (ii) is or has been a member of any consolidated, combined, unitary or similar group for purposes of filing Tax Returns or paying Taxes (other than a group of which the Company is the common parent corporation), (iii) has entered into a closing agreement pursuant to Section 7121 of the Code, or any predecessor provision or any similar provision of state or local Law or (iv) has any liability for the payment of Taxes of any Person as a successor or transferee.

(e) None of the assets of the Company or any of the Company Subsidiaries is subject to any Tax Lien (other than Liens for Taxes that are Permitted Encumbrances).

(f) Section 7.10 of the Company Disclosure Letter lists all foreign jurisdictions in which the Company or any Company Subsidiary files an income or other material Tax Return.

(g) Neither the Company nor any Company Subsidiary has agreed to make or is required to make any adjustment for a taxable period ending after the Effective Time under Section 481(a) of the Code or any similar provision of Tax Law in any other jurisdiction by reason of a change in accounting method or otherwise.

(h) Neither the Company nor any Company Subsidiary has constituted either a “distributing corporation” or a “controlled corporation” (within the meaning of Section 355(a)(1)(A) of the Code) in a distribution of stock qualifying for tax-free treatment under Section 355 of the Code (I) in the two years prior to the date of this Agreement or (II) in a distribution that could otherwise constitute part of a “plan” or “series of related transactions” (within the meaning of Section 355(e) of the Code) in connection with the Merger.

(i) Neither the Company nor any of the Company Subsidiaries has taken or agreed to take any action that is reasonably likely to (nor is any of them aware of any agreement, plan or other circumstance that would) prevent (i) the Spinco Reorganization and Distribution, taken together, from qualifying as a reorganization within the meaning of Section 368(a)(1)(D) of the Code or (ii) the Merger from qualifying as a reorganization within the meaning of Section 368(a) of the Code.

(j) Neither the Company nor any Company Subsidiary has engaged in any listed transaction, or any reportable transaction the principal purpose of which was Tax avoidance, within the meaning of Sections 6011, 6111 and 6112 of the Code or any similar provision of Tax Law in any other jurisdiction.

(k) No claim has been asserted in writing by any Taxing Authority that the Company or any Company Subsidiary is liable for any Taxes based on Section 482 of the Code or any comparable provision of other applicable Law.

Section 7.11 Benefit Plans.

(a) Section 7.11(a) of the Company Disclosure Letter lists each material Company Benefit Plan (except Company Benefit Plans not in the United States and Canada). For purposes of this Agreement, “Company Benefit Plan” means each “employee benefit plan” (as defined in Section 3(3) of ERISA), and all other employee benefit, bonus, incentive, deferred compensation, stock option (or other equity-based), severance, employment, change in control, welfare (including post-retirement medical and life insurance) and fringe benefit plans, programs, agreements and arrangements, whether or not subject to ERISA and whether written or oral, sponsored, maintained or contributed to or required to be contributed to by the Company or any of the Company Subsidiaries, to which the Company or any of the Company Subsidiaries is a party or in which any Person who is currently, has been or, prior to the Effective Time, is expected to become an employee of the Company or any of the Company Subsidiaries (a “Company Employee”) is a participant, in each case that relate to the operations of the Company and the Company Subsidiaries. Neither the Company, any of the Company Subsidiaries nor any ERISA Affiliate of any of them has any commitment or formal plan, whether legally binding or not, to create any additional employee benefit plan or modify or change any existing Company Benefit Plan that would affect any Company Employee. The Company has heretofore delivered or made available to MWV and Spinco true and complete copies of each Company Benefit Plan and any amendments thereto (if the plan is not a written plan, a description thereof), any related trust or other funding vehicle, any reports or summaries required under ERISA or the Code for the most recent reporting period and the most recent determination letter received from the IRS (if any) with respect to each such plan intended to qualify under Section 401 of the Code.

(b) No material liability under Title IV (including Sections 4069 and 4212(c) of ERISA) or Section 302 of ERISA has been incurred by the Company, any of the Company Subsidiaries or any ERISA Affiliate of any of them that has not been satisfied in full, and no condition exists that would reasonably be expected to result in the Company, any of the Company Subsidiaries or any ERISA Affiliate of any of them incurring any such liability, other than liability for premiums due the PBGC (which premiums have been paid when due). With respect to each Company Benefit Plan that is subject to Title IV of ERISA, (i) no reportable event within the meaning of Section 4043(c) of ERISA for which the 30-day notice requirement has not been waived has occurred, and the consummation of the transactions contemplated by this Agreement will not result in the occurrence of any such reportable event; and (ii) the PBGC has not instituted proceedings to terminate any Company Benefit Plan and, to the Knowledge of the Company, no condition exists that presents a risk that such proceedings will be instituted or which would constitute grounds under Section 4042 of ERISA for the termination of, or the appointment of a trustee to administer, any such Company Benefit Plan. The present value of accrued benefits under each Company Benefit Plan that is subject to Title IV of ERISA, determined based upon the actuarial assumptions used for funding purposes in the most recent actuarial report prepared by such plan’s actuary with respect to such plan, did not exceed, as of its latest valuation date, the then current value of the assets of such plan allocable to such accrued benefits.

(c) (i) No Company Benefit Plan is a Multiemployer Plan or a Multiple Employer Plan, (ii) none of the Company, any of the Company Subsidiaries or any ERISA Affiliate of any of them has, at any time during the last six years, contributed to or been obligated to contribute to any Multiemployer Plan or Multiple Employer Plan and (iii) none of the Company, any of the Company Subsidiaries or any ERISA Affiliate of any of them has made or suffered a “complete withdrawal” or a “partial withdrawal,” as such terms are respectively defined in Sections 4203 and 4205 of ERISA, which has not been satisfied in full.

(d) Each Company Benefit Plan has been operated and administered in all material respects in accordance with its terms and applicable Law, including ERISA and the Code. All contributions required to be made with respect to any Company Benefit Plan have been timely made, except for outstanding contributions in the ordinary course. There are no pending or, to the Knowledge of the Company, threatened claims by, on behalf of or against any of the Company Benefit Plans or any assets thereof, other than routine benefit claim matters, that, if adversely determined would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company and no material matter is pending (other than routine qualification determination filings, copies of which have been furnished to MWV and Spinco or will be promptly furnished to MWV and Spinco when made) with respect to any of the Company Benefit Plans before the IRS, the United States Department of Labor, the PBGC or any other Governmental Authority.

(e) Each Company Benefit Plan intended to be “qualified” within the meaning of Section 401(a) of the Code is so qualified and the trusts maintained thereunder are exempt from taxation under Section 501(a) of the Code, each trust maintained under any Company Benefit Plan intended to satisfy the requirements of Section 501(c)(9) of the Code has satisfied such requirements and, in either such case, no event has occurred or condition is known to exist that would reasonably be expected to have a material adverse effect on such tax-qualified status for any such Company Benefit Plan or any such trust. Each material Company Benefit Plan subject to the laws of any jurisdiction outside of the United States that is intended to qualify for special tax treatment meets all material requirements for such treatment.

(f) No Company Benefit Plan provides medical, surgical, hospitalization, death or similar benefits (whether or not insured) for employees or former employees of the Company or any Company Subsidiary for periods extending beyond their retirement or other termination of service, other than (i) coverage mandated by applicable Law, (ii) death benefits under any “pension plan,” or (iii) benefits the full cost of which is borne by the current or former employee (or his beneficiary). The Company has the right, and will have the right after the Effective Time to terminate any Company Benefit Plan or to amend any such Company Benefit Plan to reduce future benefits (including any Company Benefit Plan that provides post-retirement medical and life insurance benefits), without incurring or otherwise being responsible for any material liability with respect thereto.

(g) No Company Benefit Plan in any jurisdiction, and no contractual arrangements between the Company and any third party, exists that could result in the payment to any current, former or future director, officer, stockholder or employee of the Company or any of the Company Subsidiaries, or of any entity the assets or capital stock of which have been acquired by the Company or any Company Subsidiary, of any money or other property or rights or accelerate or provide any other rights or benefits to any such individual as a result of the consummation of the transactions contemplated by the Transaction Agreements whether or not (a) such payment, acceleration or provision would constitute a “parachute payment” (within the meaning of Section 280G of the Code) or (b) some other subsequent action or event would be required to cause such payment, acceleration or provision to be triggered. The consummation of the transactions contemplated by the Transaction Agreements will not trigger any funding (through a grantor trust or otherwise) of, or increase the cost of, or give rise to any other obligation under, any Company Benefit Plan in any jurisdiction, trigger the forgiveness of indebtedness owed by any current, former or future director, officer, stockholder or employee of the Company or any of the Company Subsidiaries to the Company or any Company Subsidiary or result in any violation or breach of, or a default (with or without notice or lapse of time or both) under, or limit the Company’s or any Company Subsidiary’s ability to amend, modify or terminate, any Company Benefit Plan in any jurisdiction, in each case, whether or not as a result of some other subsequent action or event.

Section 7.12 Labor Matters. Neither the Company nor any of the Company Subsidiaries that is organized under the laws of the United States or Canada is a party to, or bound by, any collective bargaining agreement or other agreement with a labor union, labor organization or works council, and no Company Employees whose employment is based in the United States or Canada are otherwise represented by a labor union, labor organization or works council. Neither the Company nor any Company Subsidiary has any obligation to inform or consult with any Company Employees or their representatives in respect of the transactions contemplated by the Transaction Agreements. Except for such matters which have not had, and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company, (a) (i) there are no strikes or lockouts with respect to Company Employees, and (ii) there is not, and to the Knowledge of the Company, since January 1, 2009 there has not been, any union organizing effort pending or threatened against the Company or any of the Company Subsidiaries; (b) there is no unfair labor practice, charges or complaint, labor dispute (other than routine individual grievances) or labor arbitration proceeding pending or, to the Knowledge of the Company, threatened against the Company or any of the Company Subsidiaries; (c) there is no slowdown, or work stoppage in effect or, to the Knowledge of Company, threatened with respect to Company Employees; and (d) the Company and the Company Subsidiaries are in compliance with all applicable Laws respecting (i) employment and employment practices, (ii) terms and conditions of employment and wages and hours, (iii) collective bargaining and labor relations practices, (iv) layoffs, (v) immigration, and (vi) the payment of taxes and other withholdings. As of the date hereof, neither the Company nor any of the Company Subsidiaries have any liabilities under the WARN Act as a result of any action taken by the Company and that would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company.

Section 7.13 Intellectual Property Matters. Section 7.13(a) of the Company Disclosure Letter contains a complete and accurate list as of the date hereof of (i) all material patented or registered Intellectual Property Rights (and pending applications therefor) owned by the Company or any of the Company Subsidiaries, and (ii) all other patented or registered Intellectual Property Rights (and pending applications therefor) used or held for use by the Company or any of the Company Subsidiaries that are material to the business of the Company and the Company Subsidiaries taken as a whole, but, in each case, excluding any Intellectual Property Rights to which the Company or any of the Company Subsidiaries will have access as a result of any license. The Company and the Company Subsidiaries own and possess free and clear of any Liens except Permitted Encumbrances, or will prior to the Effective Time have the right to use pursuant to a license, all right, title and interest in and to, or have adequate licenses or other valid and enforceable rights to use, all Intellectual Property Rights used or held for use in connection with the business of the Company and the Company Subsidiaries taken as a whole as currently conducted and as proposed to be conducted immediately after the Effective Time (including in connection with services provided by the Company and the Company Subsidiaries to third parties) (the “Company IP Rights”), except where the failure to own or possess such items would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company. To the Knowledge of the Company, there is no assertion or claim challenging the validity, enforceability, ownership or use of any of the Company IP Rights that would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company. The conduct of the business of the Company and the Company Subsidiaries taken as a whole as currently conducted and as proposed to be conducted immediately after the Effective Time does not infringe, misappropriate or otherwise conflict in any way with any Intellectual Property Rights of any third party that would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company. To the Knowledge of the Company, there are no infringements or misappropriations of, or other conflicts with, any Company IP Rights that would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company. The transactions contemplated by this Agreement shall not impair the right, title or interest of the Company or any Company Subsidiary in and to the Company IP Rights, and all of the Company IP Rights shall be owned or available for use by the Surviving Corporation immediately after the Effective Time on terms and conditions identical in all material respects to those under which the Company and the Company Subsidiaries owned or used the Company IP Rights as of the Effective Time, except where such impairment or failure to be owned or available for use would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company. Section 7.13(b) of the Company Disclosure Letter sets forth a list of licenses (the “Company Specified Licenses”) pursuant to which the Company or any Company Subsidiary makes annual royalty payments of $250,000 or more. None of the Company or Company Subsidiaries is in breach of or default under the terms of any Company Specified License where such breach or default has had, or would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company. To the Knowledge of the Company, no other party to any Company Specified License is in breach of or in default under the terms of any Company Specified License where such breach or default has had, or would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company. Each Company Specified License is a valid and binding obligation of the Company or Company Subsidiary which is a party thereto, and is in full force and effect, except insofar as (i) such enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or similar laws affecting creditors’ rights generally, or by principles governing the availability of equitable remedies, (ii) the failure to be a valid and binding obligation or to be enforceable would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company (iii) the Company Specified License has previously expired in accordance with its terms, or (iv) the Company Specified License has been terminated in the ordinary course of business.

Section 7.14 Material Contracts.

(a) The Company has made available to MWV true and complete copies of all Company Material Contracts in effect as of the date of this Agreement that relate to the operations of the Company and the Company Subsidiaries in the United States and Canada. Section 7.14 of the Company Disclosure Letter sets forth a true and complete list of all such Company Material Contracts. For purposes of this Agreement, the term “Company Material Contracts” means any of the following Contracts (other than this Agreement, each other Transaction Agreement and the documents relating to the Company Financing and other than any Company Benefit Plan), whether entered into prior to or after the date hereof, to which the Company or any Company Subsidiary is a party:

(i) any non-competition agreements or other Contracts that materially limits or will materially limit the Company or any of its Subsidiaries from competing or engaging in any business or geographic area;

(ii) any Contract with respect to any partnerships or joint ventures involving the sharing of profits or losses that is material to the Company and its Subsidiaries, taken as a whole;

(iii) any indenture, credit agreement or loan agreement pursuant to which the Company or any of its Subsidiaries has or will incur any indebtedness for borrowed money in excess of $1 million, other than between or among any of the Company and any of its Subsidiaries;

(iv) any Contract for the sale or acquisition (including by way of merger, purchase of equity or other business combination) of any operating business with respect to which the Company or any of its Subsidiaries still has remaining material obligations, including any indemnification obligations;

(v) any Contract that provides for annual payments in excess of $5 million by or to the Company or any of its Subsidiaries; and

(vi) any Contract that contains a “change of control” provision, the termination or breach of which or the failure to obtain the consent in respect of, would reasonably be expected to have a Material Adverse Effect on the Company.

(b) Neither the Company nor any Company Subsidiary is in breach of or default under the terms of any Company Material Contract where such breach or default has had, or would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company. To the Knowledge of the

Company, no other party to any Company Material Contract is in breach of or in default under the terms of any Company Material Contract where such breach or default has had, or would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company. Each Company Material Contract is a valid and binding obligation of the Company or any Company Subsidiary which is a party thereto and is in full force and effect, except insofar as (i) such enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or similar laws affecting creditors’ rights generally, or by principles governing the availability of equitable remedies, (ii) the failure to be a valid and binding obligation or to be enforceable would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company, (iii) the Company Material Contract has previously expired in accordance with its terms, or (iv) the Company Material Contract has been terminated by the Company or its Subsidiaries in the ordinary course of business.

Section 7.15 Company Real Property.

(a) Section 7.15(a) of the Company Disclosure Letter sets forth as of the date hereof the address and description of all Company Owned Real Property, the loss of which would be material and adverse to the business of the Company as a whole. With respect to such Company Owned Real Property: (i) except for Permitted Encumbrances, the Company or Company Subsidiaries have not leased or otherwise granted to any Person the right to use or occupy such Company Owned Real Property or any material portion thereof; and (ii) other than the right of the Company pursuant to this Agreement, there are no outstanding options, rights of first offer or rights of first refusal to purchase such Company Owned Real Property or any material portion thereof or interest therein.

(b) Section 7.15(b) of the Company Disclosure Letter sets forth as of the date hereof the address of all Company Leased Real Property, the loss of which would be material and adverse to the business of the Company as a whole, and a true and complete list of all Company Leases for such properties (including all material amendments, extensions, renewals, guaranties and other agreements with respect thereto) for each such Company Leased Real Property. The Company has made available to MWV a true and complete copy of each such Company Lease document as of the date hereof, and in the case of any such Lease that is an oral Lease, a written summary of the material terms of such Lease. Except as set forth on Section 7.15(b) of the Company Disclosure Letter, with respect to each such Lease, since January 1, 2009, the Company’s or Company Subsidiaries’ possession and quiet enjoyment of the Company Leased Property under such Company Lease has not been disturbed in any material respect that is ongoing or is reasonably likely to recur, and, to the Company’s Knowledge, there are no material disputes with respect to such Company Lease. With respect to each such Lease: (i) none of the Company or the Company Subsidiaries has subleased, licensed or otherwise granted any Person the right to use or occupy such Company Leased Real Property or any material portion thereof; (ii) none of the Company or the Company Subsidiaries has collaterally assigned or granted any other security interest in such Company Lease or any material interest therein; and (iii) there are no Liens on the estate or interest created by such Company Lease other than Permitted Encumbrances.

Section 7.16 Opinion of Company Financial Advisor. The Company has received the written opinion of (i) Barclays Capital Inc., to the effect that, as of the date hereof, the Exchange Ratio to be delivered by the Company in respect of the Spinco Common Stock pursuant to the Merger Agreement is fair, from a financial point of view, to the Company and (ii) and William Blair & Company, L.L.C., to the effect that, as of the date hereof, the consideration to be delivered by the Company in respect of the Spinco Common Stock pursuant to the Merger Agreement is fair, from a financial point of view, to the Company.

Section 7.17 Brokers or Finders. Other than Barclays Capital Inc. and William Blair & Company, L.L.C., the fees and expenses of which will be paid by the Company, no agent, broker, investment banker, financial advisor or other similar Person is or will be entitled, by reason of any agreement, act or statement by the Company or any Company Subsidiaries, directors, officers or employees, to any financial advisory, broker’s, finder’s or similar fee or commission, to reimbursement of expenses or to indemnification or contribution in connection with any of the transactions contemplated by this Agreement or each other Transaction Agreement.

Section 7.18 Certain Board Findings. The Company Board, at a meeting duly called and held, (i) has determined that this Agreement and the transactions contemplated hereby, including the Merger, and the issuance of shares of Company Common Stock pursuant to the Merger, are advisable, fair to and in the best interests of the Company and the stockholders of the Company, (ii) has approved this Agreement and the transactions contemplated hereby, including the Merger and (iii) has resolved to recommend that the stockholders of the Company entitled to vote thereon vote in favor of the approval of the issuance of shares of Company Common Stock pursuant to the Merger at the Company Stockholders Meeting (the “Company Recommendation”).

Section 7.19 Vote Required. The only vote of the stockholders of the Company required under any of the DGCL, the NYSE rules or the Company Charter for the issuance of the Company Common Stock issuable in the Merger is the affirmative vote of the holders of a majority in interest of the stockholders of the Company present or by proxy and entitled to vote at the Company Stockholders Meeting (sometimes referred to herein as the “Company Stockholder Approval”).

Section 7.20 Spinco Common Stock. The Company does not own (directly or indirectly, beneficially or of record) nor is it a party to any agreement, arrangement or understanding for the purpose of acquiring, holding, voting or disposing of, in each case, any shares of capital stock of Spinco (other than as contemplated by this Agreement) or MWV. Assuming the accuracy of Section 6.20, the limitations on business combinations contained in Section 203 of the DGCL are inapplicable to the Merger and the other transactions contemplated hereby.

Section 7.21 Products Liability. To the Knowledge of the Company, there are no actions, suits, arbitrations or proceedings relating to products liability pending or threatened against or affecting the Company or any of its Subsidiaries or any of their respective properties or otherwise affecting the Company or any of its Subsidiaries at Law or in equity, except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company. None of the Company or any of its Subsidiaries currently manufactures, nor have any of them manufactured since January 1, 2008, any products containing asbestos, except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company.

Section 7.22 Human Health and Safety. The Company and the Company Subsidiaries are, and since January 1, 2010, have been, in compliance with all applicable Laws relating to the protection of human health and safety (including workplace health and safety), except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company.

Section 7.23 Contemplated Spinco Financing. Attached hereto as Exhibit B is a true and fully executed copy of the Spinco Commitment Letter and true and fully executed copies of the fee and engagement letters with respect to the Spinco Financing (the “Related Letters”) pursuant to which the lenders party thereto have committed, subject to the terms and conditions set forth therein, to lend the amounts set forth therein or place the securities in the amounts set forth in the Related Letters for the purpose of financing the Below Basis Amount of the Special Dividend (the “Spinco Financing”). The Spinco Commitment Letter and the Related Letters have not been amended or modified on or prior to the date of this Agreement, and as of the date of this Agreement the commitments contained in the Spinco Commitment Letter and the Related Letters have not been withdrawn or rescinded in any respect. As of the date hereof, there are no side letters or Contracts to which the Company or Merger Sub is a party related to the funding of the Spinco Financing that could reasonably be expected to adversely affect the availability of the Spinco Financing. The Company or Merger Sub has fully paid any and all commitment fees or other fees in connection with the Spinco Commitment Letter and the Related Letters that are payable on or prior to the date hereof, and as of the date hereof the Spinco Commitment Letter and the Related Letters are in full force and effect and are the legal, valid and binding enforceable obligations of the Company and Merger Sub, as the case may be, and, to the Knowledge of the Company and Merger Sub, each of the parties thereto. There are no conditions precedent or other contingencies related to the funding of the full amount of the Spinco Financing, other than as expressly set forth in the Spinco Commitment Letter. As of the date hereof, subject to the accuracy of the representations and warranties of MWV set forth in ARTICLE V and ARTICLE VI, no event has occurred, which, with or without notice, lapse of time or both, would or would reasonably be expected to constitute a default or breach on the part of the Company or Merger Sub or, to the Knowledge of the Company or Merger Sub, any other party thereto under the Spinco Commitment Letter or Related Letters.

Section 7.24 Contemplated Company Financing. Attached hereto as Exhibit C is a true and fully executed copy of the commitment letter (the “Company Commitment Letter”), pursuant to which the lenders party thereto have committed, subject to the terms and conditions set forth therein, to lend the amounts set forth therein to the Company for the purposes of refinancing certain outstanding indebtedness of the Company and to provide working capital on a go-forward basis (the “Company Financing”). The Company Commitment Letter has not been amended or modified on or prior to the date of this Agreement, and as of the date of this Agreement the commitments contained in the Company Commitment Letter have not been withdrawn or rescinded in any respect. As of the date hereof, there are no side letters or Contracts to which the Company or any of its Subsidiaries is a party related to the funding of the Company Financing that could reasonably be expected to adversely affect the availability of the Company Financing. The Company or Merger Sub has fully paid any and all commitment fees or other fees in connection with the Company Commitment Letter that are payable on or prior to the date hereof, and as of the date hereof the Company Commitment Letter is in full force and effect and is the legal, valid and binding enforceable obligation of the Company and Merger Sub, as the case may be, and, to the Knowledge of the Company and Merger Sub, each of the parties thereto. There are no conditions precedent or other contingencies related to the funding of the full amount of the Company Financing, other than as expressly set forth in the Company Commitment Letter. As of the date hereof, subject to the accuracy of the representations and warranties of MWV set forth in ARTICLE V and ARTICLE VI, no event has occurred, which, with or without notice, lapse of time or both, would or would reasonably be expected to constitute a default or breach on the part of the Company or Merger Sub or, to the Knowledge of the Company or Merger Sub, any other party thereto under the Company Commitment Letter.

Section 7.25 No Other Representations. Except for the representations and warranties of the Company and Merger Sub expressly set forth in this Agreement, neither the Company nor any of its Subsidiaries nor any other Person acting on behalf of the Company or any of its Subsidiaries makes any representation or warranty, express or implied. Without limiting the generality of the foregoing, MWV and Spinco each acknowledge that no representations or warranties are made with respect to any projections, forecasts, estimates or budgets with respect to the Company and the Company Subsidiaries that may have been made available to MWV, Spinco or any of their Representative.

ARTICLE VIII

COVENANTS AND AGREEMENTS

Section 8.1 Conduct of Business by the Company and Merger Sub Pending the Merger. Following the date of this Agreement and prior to the earlier of the Effective Time and the Termination Date, except (i) as required by Law, (ii) as may be consented to in writing by MWV (which consent shall not be unreasonably withheld, conditioned or delayed), (iii) as expressly permitted or contemplated by a Transaction Agreement or (iv) as set forth in Section 8.1 of the Company Disclosure Letter, the Company covenants and agrees that each of the Company and the Company Subsidiaries shall conduct its operations in accordance with its ordinary course of business, consistent with past practice and in compliance with all Laws applicable to it or to the conduct of its business, and shall use commercially reasonable efforts to maintain its present business organization, maintain rights and franchises, keep available the services of its current officers and key employees and maintain its relationships with key customers and key suppliers; provided, however, that no action by the Company or any of the Company Subsidiaries with respect to matters specifically addressed by any other provisions of this Section 8.1 shall be deemed a breach of this sentence unless such action would constitute a breach of such other provision. Following the date of this Agreement and prior to the earlier of the Effective Time and the Termination Date (and notwithstanding the immediately preceding sentence), except (i) as may be required by Law, (ii) as may be consented to in writing by MWV (which consent shall not be unreasonably withheld, conditioned or delayed), (iii) as may be expressly permitted or contemplated by this Agreement or the other Transaction Agreements, or (iv) as set forth in Section 8.1 of the Company Disclosure Letter, the Company shall not, nor shall it permit any of the Company Subsidiaries to:

(a) (i) declare or pay any dividends on or make other distributions in respect of any shares of its capital stock (whether in cash, securities or property), except for the declaration and payment of cash dividends or distributions paid on or with respect to a class of capital stock all of which shares of capital stock of the applicable corporation are owned directly or indirectly by the Company; (ii) split, combine or reclassify any of its capital stock or issue or authorize or propose the issuance of any other securities in respect of, in lieu of, or in substitution for, shares of its capital stock; or (iii) redeem, repurchase or otherwise acquire, or permit any Company Subsidiary to redeem, repurchase or otherwise acquire, any shares of its capital stock (including any securities convertible or exchangeable into such capital stock), except as required by the terms of the securities of the Company outstanding on the date hereof or any securities of the Company issued after the date hereof not in violation of this Agreement or as required by the terms of a Company Benefit Plan or any awards thereunder outstanding on the date hereof or granted thereunder after the date hereof in accordance with this Agreement; provided, however, that this Section 8.1(a) shall not prohibit any such action effected pursuant to the Rights Agreement;

(b) issue, deliver or sell, or authorize any shares of its capital stock of any class, any Company Voting Debt or any securities convertible into, or any rights, warrants or options to acquire, any such shares, Company Voting Debt or convertible securities, other than (i) pursuant to the Rights Agreement; (ii) the issuance of shares of Company Common Stock upon the exercise of stock options or the vesting of restricted stock units that are outstanding on the date hereof pursuant to the Company Benefit Plans; (iii) issuances by a wholly owned Subsidiary of the Company of its capital stock to such Subsidiary’s parent or another wholly owned Subsidiary of the Company; and (iv) the granting of stock options or the granting of restricted stock units with respect to up to 1.3 million shares of Company Common Stock in the ordinary course of business, consistent with the Company’s past practices;

(c) amend the Company Charter;

(d) acquire or agree to acquire by merger or consolidation, or by purchasing a substantial equity interest in or a substantial portion of the assets of, or by any other manner, any business or any corporation, partnership, limited liability entity, joint venture, association or other business organization or division thereof or otherwise acquire or agree to acquire any material assets (excluding the acquisition of assets used in the operations of the business of the Company and the Company Subsidiaries in the ordinary course consistent with past practice, which assets do not constitute a business unit, division or all or substantially all of the assets of the transferor);

(e) except in the ordinary course of business, consistent with past practice, sell, lease, license or otherwise encumber or subject to any Lien or otherwise dispose of, or agree to sell, lease, license or otherwise encumber or subject to any Lien or otherwise dispose of, any of its assets (including capital stock of the Company Subsidiaries), except, in each case, sales, leases, licenses, encumbrances or other dispositions or Liens involving inventory and obsolete equipment, in the ordinary course of business consistent with past practice or not in an amount exceeding $1 million;

(f) incur any indebtedness or guarantee or otherwise become contingently liable for any indebtedness or issue or sell any debt securities or warrants or rights to acquire any debt securities of the Company or any of the Company Subsidiaries or guarantee any debt securities of others or enter into any material Lease

(whether such Lease is an operating or capital Lease) or enter into any interest rate hedge, other than Liabilities incurred in the ordinary course of business consistent with past practice or Liabilities not exceeding $1 million;

(g) (i) grant any material increases in the compensation of any of its directors, officers or employees, except in the ordinary course of business consistent with past practice; (ii) pay or agree to pay to any director, officer or employee, whether past or present, any pension, retirement allowance or other employee benefit not required or contemplated by any of the existing benefit, severance, termination, pension or employment plans, Contracts or arrangements as in effect on the date hereof, except for the right to receive certain retention and bonus payments that are related to the transactions contemplated by this Agreement that the Company may agree to pay and pay to select executives and other employees following the signing of this Agreement and the Effective Time which will in no event exceed $3.7 million in the aggregate; (iii) except in the ordinary course of business consistent with past practice, enter into any new, or materially amend any existing, employment or severance or termination, Contract with any director, officer or employee; (iv) accelerate the vesting of, or the lapsing of restrictions with respect to, any stock options or other stock-based compensation; or (v) become obligated under any new pension plan, welfare plan, multiemployer plan, employee benefit plan, severance plan, benefit arrangement or similar plan or arrangement that was not in existence on the date hereof, or amend any such plan or arrangement in existence on the date hereof if such amendment would have the effect of materially enhancing any benefits thereunder;

(h) establish, adopt, enter into, terminate or amend any collective bargaining agreement, plan, trust, fund, policy or arrangement with a labor union, labor organization or works council for the benefit of any current or former directors, officers, employees or any of their beneficiaries, except, in each case, (i) as is necessary to comply with applicable Law or (ii) as would not result in a material increase in the cost of maintaining such collective bargaining agreement, plan, trust, fund, policy or arrangement;

(i) authorize, recommend, propose or announce an intention to adopt a plan of complete or partial liquidation or dissolution of the Company or any of the Company Subsidiaries;

(j) except as required by Law, make any material change in its methods of accounting in effect at the Interim Balance Sheet Date or change its fiscal year;

(k) enter into or amend any agreement or arrangement with any Affiliate of the Company or any such Company Subsidiary, other than with wholly owned Company Subsidiaries, on terms less favorable to the Company or such Company Subsidiary, as the case may be, than could be reasonably expected to have been obtained with an unaffiliated third party on an arm’s-length basis;

(l) except in the ordinary course of business, or as required by Law, terminate or fail to use commercially reasonable efforts to renew any Material Contract to which the Company or any of the Company Subsidiaries is a party or modify, amend waive, release or assign any material rights or claims thereunder or enter into any Material Contract not in the ordinary course of business consistent with past practice;

(m) make, change or revoke any material Tax election or compromise any material Tax liability, other than in the ordinary course of business, consistent with past practice;

(n) except in the ordinary course of business, consistent with past practice, settle or compromise any actions, suits, arbitrations or proceedings (including any employee grievances) or pay, discharge or satisfy any material claims, liabilities or obligations (absolute, accrued, asserted or unasserted, contingent or otherwise), except (i) the payment, discharge or satisfaction (which includes the payment of final and unappealable judgments) of any such claims, liabilities or obligations in accordance with their terms, of liabilities reflected or reserved against in, or contemplated by, the most recent consolidated financial statements (or the notes thereto) of the Company included in the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2010 or (ii) settlement or compromise of litigation if it does not involve a grant of injunctive relief against the Company or any of the Company Subsidiaries and any

amount paid by the Company or any Company Subsidiary to the other party (including as reimbursement of legal fees and expenses) does not exceed $1 million; or

(o) agree or commit to do any of the foregoing actions.

Section 8.2 Conduct of Business by Spinco and MWV Pending the Merger. Following the date of this Agreement and prior to the earlier of the Effective Time and the Termination Date, except (i) as required by Law, (ii) as may be consented to in writing by the Company (which consent shall not be unreasonably withheld, conditioned or delayed), (iii) as may be expressly permitted or contemplated by this Agreement or the other Transaction Agreements (including any schedules thereto) (including any restructurings or reorganizations necessary for the transactions contemplated hereby or thereby), or (iv) as set forth in Section 8.2 of the MWV Disclosure Letter, MWV and Spinco jointly and severally covenant and agree that each of the C&OP Entities will conduct the C&OP Business in accordance with its ordinary course of business, consistent with past practice and in compliance with all Laws applicable to it or to the conduct of its business, and shall use commercially reasonable efforts to maintain its present business organization, maintain rights and franchises, keep available the services of its current officers and key employees and maintain its relationships with key customers and key suppliers; provided, however, that no action by MWV, any of the MWV Subsidiaries, Spinco or any of the Spinco Subsidiaries with respect to matters specifically addressed by any other provisions of this Section 8.2 shall be deemed a breach of this sentence unless such action would constitute a breach of such other provision. Following the date of this Agreement and prior to the earlier of the Effective Time and the Termination Date (and notwithstanding the immediately preceding sentence), except (i) as may be required by Law, (ii) as may be consented to in writing by the Company (which consent shall not be unreasonably withheld, conditioned or delayed), (iii) as may be expressly permitted or contemplated by this Agreement or the other Transaction Agreements (including any schedules thereto) (including any restructurings or reorganizations necessary for the transactions contemplated hereby or thereby), or (iv) as set forth in Section 8.2 of the MWV Disclosure Letter, none of the C&OP Entities will, and MWV will cause all of the C&OP Entities not to:

(a) (i) split, combine or reclassify any of the capital stock of any member of the Spinco Group or issue or authorize or propose the issuance of any other securities in respect of, in lieu of, or in substitution for, shares of the capital stock of any member of the Spinco Group; or (ii) redeem, repurchase or otherwise acquire, or permit any Subsidiary to redeem, repurchase or otherwise acquire, any shares of the capital stock (including any securities convertible or exchangeable into such capital stock) of any member of the Spinco Group, except as required by the terms of the securities outstanding on the date hereof or any securities issued after the date hereof not in violation of this Agreement or as required by any Spinco Benefit Plan or any awards thereunder outstanding on the date hereof or granted thereunder after the date hereof in accordance with this Agreement;

(b) issue, deliver or sell, or authorize any shares of capital stock of any member of the Spinco Group of any class, any Spinco Voting Debt or any securities convertible into, or any rights, warrants or options to acquire, any such shares, Spinco Voting Debt or convertible securities including additional options or other equity-based awards that could be converted into any option to acquire Spinco Common Stock pursuant to the Employee Benefits Agreement, other than issuances by a wholly owned Subsidiary of Spinco of its capital stock to such Subsidiary’s parent or another wholly owned Subsidiary of Spinco;

(c) amend the certificate of incorporation or bylaws (or other similar organizational documents) of any member of the Spinco Group, except as for an amendment to the certificate of incorporation of Spinco to increase the number of authorized shares of Spinco Common Stock in connection with the Distribution;

(d) acquire or agree to acquire by merger or consolidation, or by purchasing a substantial equity interest in or a substantial portion of the assets of, or by any other manner, any business or any corporation, partnership, limited liability entity, joint venture, association or other business organization or division thereof, in each case, that would be a Spinco Asset pursuant to the Separation Agreement; or otherwise acquire or agree to acquire any material assets that would be a Spinco Asset pursuant to the Separation Agreement (excluding the acquisition of assets used in the operations of the business of Spinco and the

Spinco Subsidiaries in the ordinary course consistent with past practice, which assets do not constitute a business unit, division or all or substantially all of the assets of the transferor);

(e) except in the ordinary course of business, consistent with past practice, sell, lease, license or otherwise encumber or subject to any Lien or otherwise dispose of, or agree to sell, lease, license or otherwise encumber or subject to any Lien or otherwise dispose of, any of its assets (including capital stock of Spinco Subsidiaries), except, in each case, sales, leases, licenses, encumbrances or other dispositions or Liens involving inventory and obsolete equipment in the ordinary course of business consistent with past practice or not in an amount exceeding $1 million;

(f) incur any indebtedness or guarantee or otherwise become contingently liable for any indebtedness or issue or sell any debt securities or warrants or rights to acquire any debt securities of any member of the Spinco Group or guarantee any debt securities of others or enter into any material Lease (whether such Lease is an operating or capital Lease) or enter into any interest rate hedge, other than Liabilities that would not be included in the Spinco Liabilities, Liabilities incurred in the ordinary course of business consistent with past practice or Liabilities not exceeding $1 million;

(g) (i) grant any material increases in the compensation of any Spinco Employee, except in the ordinary course of business consistent with past practice; (ii) pay or agree to pay to any Spinco Employee, any pension, retirement allowance or other employee benefit not required or contemplated by any of the existing benefit, severance, termination, pension or employment plans, Contracts or arrangements as in effect on the date hereof except for the right to receive certain retention and bonus payments that are related to the transactions contemplated by this Agreement that Spinco may agree to pay and pay to select executives and other employees following the signing of this Agreement and, prior to the Effective Time, which will in no event exceed $6.5 million in the aggregate; (iii) except in the ordinary course of business consistent with past practice, enter into any new, or materially amend any existing, employment or severance or termination, Contract with any Spinco Employee; or (iv) except in connection with an action that applies uniformly to all similarly situated employees of MWV and the MWV Subsidiaries and that is not exclusive to the Spinco Employees, become obligated with respect to any Spinco Employee under any new pension plan, welfare plan, multiemployer plan, employee benefit plan, severance plan, benefit arrangement or similar plan or arrangement that was not in existence on the date hereof, or amend any such plan or arrangement in existence on the date hereof if such amendment would have the effect of materially enhancing any benefits thereunder;

(h) establish, adopt, enter into, terminate or amend any collective bargaining agreement, plan, trust, fund, policy or arrangement with a labor union, labor organization or works council for the benefit of any Spinco Employees or any of their beneficiaries, except, in each case, (i) as contemplated by the Employee Benefits Agreement; (ii) as is necessary to comply with applicable Law; (iii) as would not result in a material increase in the cost of maintaining such collective bargaining agreement, plan, trust, fund, policy or arrangement; or (iv) in connection with an action that applies uniformly to all similarly situated employees of MWV and its Subsidiaries and that is not exclusive to the Spinco Employees;

(i) authorize, recommend, propose or announce an intention to adopt a plan of complete or partial liquidation or dissolution of Spinco;

(j) except as required by Law, make any material change in its methods of accounting in effect at the Interim Balance Sheet Date or change its fiscal year, to the extent it relates solely to the C&OP Business;

(k) enter into or amend any agreement or arrangement relating to the C&OP Business with any Affiliate of MWV or any MWV Subsidiary (other than Spinco or a Spinco Subsidiary) on terms less favorable to Spinco or such Spinco Subsidiary, as the case may be, than could be reasonably expected to have been obtained with an unaffiliated third party on an arm’s-length basis;

(l) except in the ordinary course of business, or as required by Law, terminate or fail to use commercially reasonable efforts to renew any Spinco Material Contract or modify, amend, waive, release or assign any material rights or claims thereunder or enter into any Spinco Material Contract not in the ordinary course of business consistent with past practice (it being understood and agreed that nothing herein shall restrict the C&OP Entities from re-negotiating and entering into any such re-negotiated Contracts with customers, regardless of whether it contains more or less favorable terms than the existing Contracts);

(m) make, change or revoke any material Tax election that would bind Spinco or a Spinco Subsidiary for periods following the Effective Time or compromise any material Tax liability for which Spinco or a Spinco Subsidiary would be responsible under the Tax Matters Agreement or the Separation Agreement, in each case other than in the ordinary course of business, consistent with past practice;

(n) except in the ordinary course of business, consistent with past practice, settle or compromise any actions, suits, arbitrations or proceedings (including any employee grievances) or pay, discharge or satisfy any material claims, liabilities or obligations (absolute, accrued, asserted or unasserted, contingent or otherwise), except (i) the payment, discharge or satisfaction (which includes the payment of final and unappealable judgments) of any such claims, liabilities or obligations in accordance with their terms, of liabilities reflected or reserved against in, or contemplated by, the Interim Financial Statements of Spinco included in the Spinco Financial Statements, or incurred in the ordinary course of business since the date of such financial statements), or (ii) settlement or compromise of litigation if it does not involve a grant of injunctive relief against the C&OP Entities and any amount paid to the other party (including as reimbursement of legal fees and expenses) does not exceed $1 million; or

(o) agree or commit to do any of the foregoing actions.

Section 8.3 Tax Matters.

(a) Prior to the Effective Time, and from time to time, each of MWV, Spinco and the Company agrees to use its reasonable best efforts to (a) cause the Spinco Reorganization and Distribution, taken together, to qualify as a reorganization within the meaning of Section 368(a)(1)(D) of the Code; (b) cause the Merger to qualify as a reorganization within the meaning of Section 368(a) of the Code; and (c) facilitate the issuance of the IRS D Reorganization Ruling and the IRS Debt Exchange Ruling, including by (i) in the case of MWV modifying or terminating the MWV Commitment Letter and (ii) in the case of the Company consenting to such changes to the MWV Commitment Letter, in each case as may be reasonably necessary or appropriate to facilitate the issuance of the IRS Debt Exchange Ruling. In the event that, as a result of any modification or termination effected as a result of this Section 8.3, the MWV Commitment Letter no longer provides for the exchange of Spinco Distribution Debt in full satisfaction of the MWV Debt (the “Trigger Event”), the Company shall use its reasonable best efforts to arrange and obtain a bridge facility from the lenders under the MWV Financing for the purpose of financing the Above Basis Amount of the Special Dividend as promptly as practicable following the occurrence of the Trigger Event, including using reasonable best efforts to enter into definitive agreements with respect thereto.

(b) MWV, Spinco and the Company shall cooperate in good faith between the date of the Separation Agreement and the Distribution Date in the preparation of a schedule setting forth the Income Tax Returns (as defined in the Separation Agreement) required to be filed by each of Spinco and MWV pursuant to the Tax Matters Agreement.

Section 8.4 Proxy Statement/Prospectus.

(a) As promptly as reasonably practicable following the date hereof, the Company, MWV and Spinco shall prepare, and the Company shall file with the SEC, the Registration Statement, including the Proxy Statement/Prospectus with respect to the transactions contemplated by this Agreement, and the Company shall use its reasonable best efforts to have such Proxy Statement/Prospectus cleared by the SEC under the Exchange Act and the Registration Statement declared effective by the SEC under the Securities Act, as promptly as reasonably practicable after such filings or at such other time as MWV, Spinco and the Company may agree. The Registration Statement and the Proxy Statement/Prospectus will comply as to form in all material respects with the requirements of the Exchange Act and the Securities Act and the rules and regulations of the SEC thereunder.

(b) As promptly as reasonably practicable following the mailing of the Proxy Statement/Prospectus, if required under the Securities Act and/or Exchange Act (or otherwise required by the SEC), the Company, MWV and Spinco shall prepare, and Spinco shall file with the SEC, the Spinco Registration Statement and Spinco shall use its reasonable best efforts to have such Spinco Registration Statement declared effective by the SEC under the Securities Act, as promptly as practicable after such filings or at such other time as MWV, Spinco and the Company may agree. The Spinco Registration Statement will comply as to form in all material respects with the requirements of the Securities Act and the rules and regulations of the SEC thereunder.

(c) As promptly as practicable after the date on which the SEC shall clear (whether orally or in writing) the Proxy Statement/Prospectus and, if required by the SEC as a condition to the mailing of the Proxy Statement/Prospectus, the date on which the Registration Statement shall have been declared effective, the Company shall mail, or cause to be mailed, the Proxy Statement/Prospectus to its stockholders.

(d) The Company shall, as promptly as practicable after receipt thereof, provide to MWV copies of any written comments and advise MWV of any oral comments with respect to the Proxy Statement/Prospectus and the Registration Statement received from the SEC. MWV shall, as promptly as practicable after receipt thereof, provide to the Company copies of any written comments and advise the Company of any oral comments with respect to the Spinco Registration Statement received from the SEC.

(e) The Company shall provide MWV with a reasonable opportunity to review and comment on any amendment or supplement to the Proxy Statement/Prospectus or Registration Statement (which comments shall be reasonably considered by the Company) prior to filing the same with the SEC, and with a copy of all such filings made with the SEC. The Company will advise MWV promptly after it receives notice thereof, of the time when the Registration Statement has become effective or any supplement or amendment has been filed, of the issuance of any stop order, of the suspension of the qualification of the Company Common Stock issuable in connection with the Merger for offering or sale in any jurisdiction, or of any request by the SEC for amendment of the Proxy Statement/Prospectus or the Registration Statement or comments thereon and responses thereto or requests by the SEC for additional information.

(f) MWV shall provide the Company with a reasonable opportunity to review and comment on any amendment or supplement to the Spinco Registration Statement (which comments shall be reasonably considered by MWV) prior to filing the same with the SEC, and with a copy of all such filings made with the SEC. MWV will advise the Company promptly after it receives notice thereof, of the time when the Spinco Registration Statement has become effective or any supplement or amendment has been filed, of the issuance of any stop order, of the suspension of the qualification of the Spinco Common Stock issuable in connection with the Distribution for offering or sale in any jurisdiction, or of any request by the SEC for amendment of the Spinco Registration Statement or comments thereon and responses thereto or requests by the SEC for additional information.

(g) If, at any time prior to the Effective Time, any event or circumstance should occur that results in the Proxy Statement/Prospectus, the Registration Statement or the Spinco Registration Statement containing an untrue statement of a material fact or omitting to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they are made, not misleading, or that otherwise should be described in an amendment or supplement to the Proxy Statement/Prospectus, the Registration Statement or the Spinco Registration Statement, MWV, Spinco and the Company shall promptly notify each other of the occurrence of such event and then promptly prepare, file and clear with the SEC and mail, or cause to be mailed, to the Company’s stockholders each such amendment or supplement.

(h) MWV and Spinco agree to promptly provide the Company with the information concerning MWV and Spinco and their respective Affiliates required to be included in the Proxy Statement/Prospectus and the Registration Statement. In furtherance of the foregoing, MWV and Spinco shall use all reasonable best efforts to, or shall use all reasonable best efforts to cause their respective representatives to, furnish promptly to the Company such additional financial and operating data and other information, as to their and their respective Subsidiaries’ businesses as the Company may require in connection with the preparation of the Proxy Statement/Prospectus and the Registration Statement.

(i) The Company agrees to promptly provide MWV and Spinco with the information concerning the Company and its Affiliates required to be included in the Spinco Registration Statement. In furtherance of the foregoing, the Company shall use all reasonable best efforts to, or shall use all reasonable best efforts to cause its representatives to, furnish promptly to MWV and Spinco such additional financial and operating data and other information, as to it and its Subsidiaries’ businesses as MWV and Spinco may require in connection with the preparation of the Spinco Registration Statement.

Section 8.5 Stockholders Meeting.

(a) As promptly as practicable following the date on which the SEC shall clear (whether orally or in writing) the Proxy Statement/Prospectus and, if required by the SEC as a condition to the mailing of the Proxy Statement/Prospectus, the Registration Statement shall have been declared effective, the Company shall call a meeting of its stockholders (the “Company Stockholders Meeting”) to be held as promptly as practicable for the purpose of voting upon (i) the issuance of shares of Company Common Stock pursuant to the Merger and (ii) related matters. This Agreement shall be submitted to the stockholders of the Company at such meeting for the purpose of obtaining the approval by the stockholders of the Company of the issuance of shares of Company Common Stock pursuant to the Merger. The Company shall deliver, or cause to be delivered, to the Company’s stockholders the Proxy Statement/Prospectus in definitive form in connection with the Company Stockholders Meeting at the time and in the manner provided by the applicable provisions of the DGCL, the Exchange Act and the Company Charter and Company Bylaws and shall conduct the Company Stockholders Meeting and the solicitation of proxies in connection therewith in compliance with such statutes, the Company Charter and Company Bylaws.

(b) Subject to the provisions of this Agreement, the Proxy Statement/Prospectus shall include the Company Recommendation and the Company shall use its reasonable best efforts to obtain the Company Stockholder Approval; provided, however, that if the Company Board effects a Change in Recommendation, the Company may cease to use such efforts.

Section 8.6 Listing. As promptly as practicable following the date hereof, the Company shall make application to the NYSE for the listing of the shares of Company Common Stock to be issued pursuant to the transactions contemplated by this Agreement and use all reasonable best efforts to cause such shares to be Approved for Listing.

Section 8.7 Reasonable Best Efforts.

(a) Subject to the terms and conditions of this Agreement, each party will use its reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, and to assist and cooperate with the other parties in doing or causing to be done, all things necessary, proper or advisable under this Agreement and applicable Laws to consummate the Merger and the other transactions contemplated by this Agreement as soon as practicable after the date hereof, including (i) preparing and filing as promptly as practicable all documentation to effect all necessary applications, notices, petitions, filings and Tax ruling requests and to obtain as promptly as practicable all Company Approvals and MWV Approvals and all other consents, waivers, licenses, orders, registrations, approvals, permits, rulings, authorizations and clearances necessary or advisable to be obtained from any third party and/or any Governmental Authority in order to consummate the Merger or any of the other transactions contemplated by this Agreement (collectively, the “Required Approvals”) and (ii) taking all reasonable steps as may be necessary to obtain all Required Approvals (including the Company providing a guarantee of Spinco’s obligations reasonably necessary to obtain such Required Approvals). In furtherance and not in limitation of the foregoing, each party hereto agrees to make (i) an appropriate filing of a Notification and Report Form pursuant to the HSR Act with respect to the transactions contemplated hereby as promptly as practicable, and in any event within 25 Business Days after the date hereof, (ii) appropriate filings, if any are required, with foreign regulatory authorities in accordance with applicable competition, merger control, antitrust, investment or similar applicable Laws (“Foreign Competition Laws”) with respect to the transactions contemplated hereby as promptly as practicable and (iii) all other necessary filings with other Governmental Authorities relating to the Merger, and, in each case, to supply as promptly as practicable any additional information and documentary material that may be requested pursuant to such applicable Laws or by such authorities and to use reasonable best efforts to cause the expiration or termination of the applicable waiting periods under the HSR Act and the receipt of the Required Approvals under such other applicable Laws or from such authorities as soon as practicable. In connection with and without limiting the foregoing, each of the Company and Merger Sub, on the one hand, and MWV and Spinco, on the other hand, shall, in connection with the efforts referenced in this Section 8.7(a) to obtain all Required Approvals, use its reasonable best efforts to (i) cooperate in all respects with each other in connection with any filing or submission and in connection with any investigation or other inquiry, including any proceeding initiated by a private party, (ii) promptly inform the other party of (and, if in writing, share a copy) any communication received by such party from, or given by such party to, the Antitrust Division of the Department of Justice (the “DOJ”), the Federal Trade Commission (the “FTC”) or any other Governmental Authority and of any material communication received or given in connection with any proceeding by a private party, in each case regarding any of the transactions contemplated hereby and (iii) permit the other party to review in advance any communication to be given by it to, and consult with each other in advance of any meeting or material telephone call with, the DOJ, the FTC or any such other Governmental Authority or, in connection with any proceeding by a private party, with any other Person, and to the extent permitted by the DOJ, the FTC or such other applicable Governmental Authority or other Person, give the other party the opportunity to attend and participate in such meetings and conferences.

(b) Without limiting this Section 8.7, each of the parties agrees to take, or to cause to be taken, any and all steps and to make any and all undertakings necessary to avoid or eliminate each and every impediment under any antitrust, merger control, competition or trade regulation Law that may be asserted by any Governmental Authority with respect to the Merger so as to enable the Closing to occur as soon as reasonably possible, including proposing, negotiating, committing to, and effecting, by consent decree, hold separate order, or otherwise, the sale, divestiture, licensing or disposition of such assets or businesses of Spinco (or the Spinco Subsidiaries) or the Company (or the Company Subsidiaries), as applicable, or otherwise taking or committing to take actions that limit Spinco’s or the Spinco Subsidiaries’ or the Company’s or the Company Subsidiaries’, as applicable, freedom of action with respect to, or their ability to retain, any of the businesses, product lines or assets of Spinco (or the Spinco Subsidiaries) or the Company (or the Company Subsidiaries), in each case, as may be required in order to avoid the entry of, or to effect the dissolution of, any injunction, temporary restraining order, or other order in any suit or proceeding, which would otherwise have the effect of preventing the Closing; provided that the effectiveness of any such sale, divestiture, license or disposition or action or commitment shall be contingent on consummation of the Merger. Notwithstanding the foregoing, the obligations of this Section 8.7(b) shall not apply to each of the parties if compliance with this Section 8.7(b) would result in, or would reasonably be expected to result in, a Material Adverse Effect on the Company after giving effect to the Merger.

Section 8.8 IRS Ruling; Tax Opinions.

(a) IRS Ruling.

(i) As soon as reasonably practicable after the date of this Agreement, MWV and Spinco shall submit to the IRS a request (the “Ruling Request”) for (A) the IRS D Reorganization Ruling and the IRS Debt Exchange Ruling and (B) any other ruling in connection with the Spinco Reorganization, the Distribution or the Merger that MWV, in consultation with the Company, deems to be appropriate. The initial Ruling Request and any supplemental materials submitted to the IRS relating thereto (each, an “IRS Submission”) shall be prepared by MWV. MWV shall provide the Company with a reasonable opportunity to review and comment on each material IRS Submission prior to the filing of such IRS

Submission with the IRS and MWV shall, in good faith, consider any comments provided by the Company on each such material IRS Submission; provided that MWV may redact from any IRS Submission any information (“Redactable Information”) that (x) MWV, in its good faith judgment, considers to be confidential and not germane to the Company’s or Spinco’s obligations under this Agreement or any of the other Transaction Agreements, and (y) is not a part of any other publicly available information, including any non-confidential filing. No IRS Submission shall be filed with the IRS unless, prior to such filing, the Company shall have agreed (which agreement will not be withheld unreasonably, conditioned or delayed) as to the contents of such IRS Submission, to the extent that such contents include statements or representations relating to facts that are or will be under the control of the Company or any of its Affiliates (including Spinco or the Spinco Subsidiaries for periods after the Effective Time).

(ii) MWV shall provide the Company with copies of each IRS Submission as filed with the IRS promptly following the filing thereof; provided that MWV may redact any Redactable Information from the IRS Submission. MWV shall use its reasonable best efforts to notify the Company and the Company’s representatives reasonably in advance of any substantive communications with the IRS regarding any material issue arising with respect to the Ruling Request, including meetings or conferences with IRS personnel, whether telephonically, in person or otherwise and to give the Company (or the Company’s representatives) a reasonable opportunity to participate. Solely for the avoidance of doubt, nothing in this Section 8.8(a)(ii) shall provide grounds for Spinco or the Company to alter any obligation or limitation imposed upon it under this Agreement.

(b) Distribution Tax Opinion. Each of MWV, Spinco and the Company agrees to use its reasonable best efforts to obtain the Distribution Tax Opinion. The Distribution Tax Opinion shall be based upon the IRS D Reorganization Ruling and the IRS Debt Exchange Ruling and customary representations and covenants, including those contained in certificates of MWV, Spinco, the Company and others, reasonably satisfactory in form and substance to MWV Tax Counsel (such representations and covenants, the “Distribution Tax Representations”). Each of MWV, Spinco and the Company shall deliver to MWV Tax Counsel for purposes of the Distribution Tax Opinion customary Distribution Tax Representations, reasonably satisfactory in form and substance to MWV Tax Counsel.

(c) Merger Tax Opinions. MWV and Spinco, on the one hand, and the Company, on the other hand, shall cooperate with each other in obtaining, and shall use their respective reasonable best efforts to obtain, a written opinion of MWV Tax Counsel, in the case of MWV and Spinco, and Skadden, Arps, Slate, Meagher & Flom LLP, in the case of the Company (“Company Tax Counsel”), in form and substance reasonably satisfactory to MWV and the Company, respectively (each such opinion, a “Merger Tax Opinion”), dated as of the Effective Time, to the effect that, on the basis of facts, representations and assumptions set forth in such opinion, the Merger will be treated as a reorganization within the meaning of Section 368(a) of the Code. Each of the Company, MWV and Spinco shall deliver to Company Tax Counsel and MWV Tax Counsel for purposes of the Merger Tax Opinions customary representations and covenants, including those contained in certificates of the Company, MWV, Spinco and others, reasonably satisfactory in form and substance to Company Tax Counsel and MWV Tax Counsel.

Section 8.9 Accounting Matters.

(a) In connection with the information regarding the C&OP Business or the transactions contemplated by this Agreement provided by Spinco specifically for inclusion in, or incorporation by reference into, the Proxy Statement/Prospectus, the Registration Statement and the Spinco Registration Statement, to the extent that such letters are customarily delivered, MWV shall use all reasonable best efforts to cause to be delivered to the Company two letters of PricewaterhouseCoopers LLP, one dated the date on which each of the Registration Statement and the Spinco Registration Statement shall become effective and one dated the Closing Date, and addressed to the Company and Merger Sub, in form and substance reasonably satisfactory to the Company and customary in scope and substance for letters delivered by independent public accountants in connection with registration statements similar to the Registration Statement and the Spinco Registration Statement.

(b) In connection with the information regarding the Company or its Subsidiaries or the transactions contemplated by this Agreement provided by the Company specifically for inclusion in, or incorporation by reference into, the Proxy Statement/Prospectus, the Registration Statement and the Spinco Registration Statement, to the extent that such letters are customarily delivered, the Company shall use all reasonable best efforts to cause to be delivered to Spinco two letters of KPMG LLP, one dated the date on which each of the Registration Statement and the Spinco Registration Statement shall become effective and one dated the Closing Date, and addressed to MWV and Spinco, in form and substance reasonably satisfactory to MWV and customary in scope and substance for letters delivered by independent public accountants in connection with registration statements similar to the Registration Statement and the Spinco Registration Statement.

Section 8.10 Access to Information. Upon reasonable notice, (i) each of the C&OP Entities and Spinco, on the one hand, and (ii) the Company, on the other hand, shall, subject to applicable Law, afford to the other and to its respective officers, employees, accountants, counsel and other authorized representatives, reasonable access during normal business hours, throughout the period prior to the earlier of the Effective Time or the Termination Date, to its and its Subsidiaries’ officers, employees, accountants, consultants, representatives, plants, properties, Contracts, commitments, books, records (including Tax Returns) and any report, schedule or other document filed or received by it pursuant to the requirements of the federal or state securities laws, and shall use all reasonable best efforts to cause its respective representatives to furnish promptly to the other such additional financial and operating data and other information, including environmental information, as to its and its Subsidiaries’ respective businesses and properties as the others or their respective duly authorized representatives, as the case may be, may reasonably request; provided that nothing in this Agreement shall require any Person to permit any inspection or disclose any information to another Person that would cause a violation of any Contract, would cause a risk of a loss of privilege to the first Person, that is competitively sensitive information or to permit another Person to perform any onsite procedure with respect to any of the first Person’s or its Subsidiaries’ properties (provided that the Person that would otherwise be required to disclose information to the other shall take any and all reasonable action necessary to permit such disclosure without such loss of privilege or violation of agreement or Law). Notwithstanding any provision of this Agreement to the contrary, none of the parties shall be obligated to grant any access or make any disclosure in violation of applicable Laws or regulations or if it would unreasonably interfere with the conduct of such party’s business or grant any access to, or make any disclosure of, any customer Contracts. The parties hereby agree that the provisions of the Confidentiality Agreement shall apply to all information and material furnished by any party or its representatives thereunder and hereunder. The Confidentiality Agreement shall survive any termination of this Agreement.

Section 8.11 Acquisition Proposals.

(a) The Company will not, and will cause its Subsidiaries not to, and will use its reasonable best efforts to cause the Company’s and its Subsidiaries’ respective officers, directors, employees, agents and representatives (including any investment banker, attorney or accountant retained by it or any of its Subsidiaries, the “Representatives”) not to, (i) initiate or solicit or knowingly facilitate or encourage, directly or indirectly, any inquiries with respect to, or the making of, any Company Acquisition Proposal, (ii) except as permitted below in Section 8.11(b), engage in negotiations or discussions with, furnish access to its properties, books and records or provide any information or data to any Person relating to a Company Acquisition Proposal, (iii) except as permitted below in Section 8.11(d), approve, endorse or recommend, or propose publicly to approve, endorse or recommend, any Company Acquisition Proposal, (iv) execute or enter into any letter of intent, agreement in principle, merger agreement, acquisition agreement or other similar agreement relating to any Acquisition Proposal (other than an Acceptable Confidentiality Agreement entered into in accordance with Section 8.11(b)), (v) waive, terminate, modify or fail to enforce any provision of any “standstill” or similar obligation of any Person other than MWV, (vi) take any action to make the provisions of any “fair price,” “moratorium,” “control share acquisition,” “business combination” or other similar anti-takeover statute or regulation (including any transaction under, or a third party becoming an “interested shareholder” under, Section 203 of the DGCL) inapplicable to any transactions contemplated by a Company Acquisition Proposal (and, to the extent permitted thereunder, the Company shall promptly take all steps necessary to terminate any waiver that may have been heretofore granted, to any Person other than MWV or any of MWV’s Affiliates, under any such provisions), (vii) take any action to make the consummation of any Company Acquisition Proposal exempt under the terms of the Rights Agreement, or (viii) resolve, propose or agree to do any of the foregoing. The Company shall immediately cease any solicitations, discussions or negotiations with any Person that has made or indicated an intention to make a Company Acquisition Proposal (except MWV, Spinco and their respective Representatives).

(b) Notwithstanding anything to the contrary in this Agreement, at any time prior to obtaining the Company Stockholder Approval, in the event that the Company receives a bona fide written Company Acquisition Proposal that did not result from a breach of Section 8.11(a), the Company and the Company Board may participate in discussions or negotiations (including, as a part thereof, making any counterproposal) with, or furnish, pursuant to an Acceptable Confidentiality Agreement, any information to (provided that all such information has previously been provided or made available to MWV or is provided or made available to MWV substantially concurrently with the time it is so furnished), any Person making such Company Acquisition Proposal and its Representatives or potential sources of financing if the Company Board determines in good faith, after consultation with its counsel and financial advisor, that such Person is reasonably likely to submit to the Company a Company Acquisition Proposal that is a Company Superior Proposal. In addition, nothing herein shall restrict the Company from complying with its disclosure obligations with regard to any Company Acquisition Proposal under applicable Law; provided, however, that any action that would constitute a Change in Recommendation may only be made in compliance with Section 8.11(d). For purposes of this Agreement, a “Company Superior Proposal” means any bona fide written offer made by a third party to acquire, directly or indirectly, by merger, consolidation or other business combination or other similar acquisition transaction, for consideration consisting of cash and/or securities, at least a majority of the shares of the Company Common Stock then outstanding or all or substantially all of the assets of the Company and the Company Subsidiaries, with respect to which the Company Board (after consultation with its legal and financial advisors) has determined in its good faith judgment that the consummation of the transactions contemplated by such written offer (x) would be more favorable to the Company’s stockholders than the Merger, after taking into account all the terms and conditions of such proposal (including the financial aspects of such proposal, the form of consideration, the likelihood, ability to finance, conditionality and timing of consummation of such proposal, any break-up fees, expense reimbursement provisions and any other aspects of the transaction described in such proposal, including the identity of the Person or “group” (as defined in or under Section 13(d) of the Exchange Act) making such proposal) and this Agreement (including any changes to the terms of this Agreement proposed in writing by MWV to the Company in response to such proposal or otherwise), (y) would not be subject to any due diligence condition and (z) would be reasonably likely to be completed on the terms proposed on a timely basis, taking into account all financial, legal, regulatory and other aspects of such proposal; and an “Acceptable Confidentiality Agreement” means any customary confidentiality agreement that contains provisions that are no less restrictive to such Person, and no less favorable to the Company, than those contained in the Confidentiality Agreement.

(c) The Company will promptly (and in any event within forty-eight (48) hours after receipt) notify MWV of the receipt by the Company of any Company Acquisition Proposal, which notice shall include the identity of the Person(s) making such Company Acquisition Proposal and copies of any written materials evidencing such Company Acquisition Proposal. The Company will keep MWV reasonably informed of the status and material terms and conditions of any such Company Acquisition Proposal. Without limitation to the foregoing, the Company will provide to MWV on a reasonably prompt basis (and in any event within forty-eight (48) hours) of any material modifications to the terms of any Company Acquisition Proposal (including promptly furnishing copies of any written materials evidencing such material modifications) and will promptly notify MWV of any determination by the Company Board that a Company Acquisition

Proposal constitutes a Company Superior Proposal. The Company shall not, and shall cause the Company’s Subsidiaries not to, enter into any Contract with any Person subsequent to the date of this Agreement, and neither the Company nor any of its Subsidiaries is party to any Contract, in each case, that prohibits the Company from complying with its obligations under this Section 8.11.

(d) Except as expressly permitted by this Section 8.11(d), the Company Board shall not (i) fail to include the Company Recommendation in the Proxy Statement/Prospectus, (ii) withhold, withdraw, amend, change, qualify or modify in a manner adverse to MWV, or publicly propose to withhold, withdraw, amend, change, qualify or modify in a manner adverse to MWV, the Company Recommendation or (iii) approve, endorse, adopt or recommend to the stockholders of the Company any Company Acquisition Proposal, or publicly propose to approve, adopt or recommend to the stockholders of the Company any Company Acquisition Proposal ((i) and (ii) above being referred to as a “Change in Recommendation”). Notwithstanding the foregoing, if and only if the Company has not violated the terms of Section 8.11(a) in any material respect, the Company Board may, at any time prior to obtaining the Company Stockholder Approval, subject to Section 8.11(e), effect a Change in Recommendation, (A) if an event, fact, development or occurrence that affects the business, assets, operations or condition (financial or otherwise) of the Company that is unknown to the Company Board as of immediately prior to the execution of this Agreement becomes known to the Company Board (an “Intervening Event”) or (B) if the Company Board has received a bona fide written Company Acquisition Proposal that it determines in good faith (after consultation with its financial advisors and outside legal counsel) constitutes a Company Superior Proposal, and in each case of (A) or (B), the Company Board has determined in good faith (after consultation with its financial advisors and outside legal counsel) that the failure to effect a Change in Recommendation would present a reasonable likelihood of constituting a breach of its fiduciary duties under applicable Law.

(e) Notwithstanding anything to the contrary contained in this Agreement, the Company may not make a Change in Recommendation unless (i) it notifies MWV in writing of its intention to take such action at least four (4) Business Days prior to taking such action, (x) identifying the Person(s) making such Company Superior Proposal and providing copies of any written materials evidencing such Company Superior Proposal or (y) describing in reasonable detail the Intervening Event, as the case may be, (ii) if requested by MWV, the Company and its Representatives shall have negotiated in good faith with MWV during such notice period to enable MWV to propose changes to the terms of this Agreement intended to cause such Company Superior Proposal to no longer constitute a Company Superior Proposal, or, in the case of a proposed Change in Recommendation as a result of an Intervening Event, that obviate the need for such a Change in Recommendation, (iii) the Company Board shall have considered in good faith (after consultation with its financial advisors and outside legal counsel) any changes to this Agreement proposed in writing by MWV and determined that the Company Superior Proposal would continue to constitute a Company Superior Proposal if such changes were to be given effect, or that such changes would not obviate the need for a Change in Recommendation in response to such Intervening Event, and (iv) in the event of any change to any of the financial terms (including the form or amount of consideration) or any material terms of such Company Superior Proposal, the Company shall, in each case, have delivered to MWV an additional notice and copies of the relevant proposed transaction agreement and other material documents; provided that the notice period and the period during which the Company and its Representatives are required to negotiate in good faith with MWV regarding any changes to any of the financial terms or any material terms of such Company Superior Proposal pursuant to this Section 8.11(e) shall expire three (3) Business Days after the Company provides written notice of such changes to MWV.

(f) Nothing contained in this Section 8.11 shall prohibit the Company from (i) taking and disclosing to its stockholders a position contemplated by Rule 14d-9 or Rule 14e-2(a) promulgated under the Exchange Act or (ii) making any disclosure to its stockholders if the Company Board determines in good faith (after consultation with its outside legal counsel) that failure to do so would be inconsistent with applicable Law, it being understood, however, that (x) nothing in this Section 8.11(f) shall be deemed to permit the Company Board to make a Change in Recommendation except to the extent permitted by Section 8.11(d) and (y) any disclosure under this Section 8.11(f) (other than issuance by the Company of a “stop, look and listen” or similar communication of the type contemplated by Rule 14d-9(f) under the Exchange Act) shall be deemed a Change in Recommendation to the extent the Company Board does not publicly state that it has not changed its recommendation with respect to the Merger within one (1) Business Day following any request by MWV.

Section 8.12 Spinco Financing.

(a) The Company shall not agree to any amendment or modification to be made to, or any waiver of any provision or remedy under, the Spinco Commitment Letter and the Related Letters without the prior written consent of MWV (and, to the extent Section 8.3 is applicable, such consent is subject to MWV’s obligations in Section 8.3), if such amendments, modifications or waivers would reasonably be expected to (i) reduce the aggregate amount of the Spinco Financing below the Below Basis Amount, (ii) impose new or additional conditions to the receipt of the Spinco Financing that would reasonably be expected to (A) expand in any material respect the conditions precedent or contingencies to the funding at Closing, (B) prevent or materially delay the consummation of the transactions contemplated by this Agreement and the other Transaction Agreements, or (C) materially adversely impact the ability of the Company to enforce its rights against the other parties to the Spinco Commitment Letter (provided that for the avoidance of doubt, the Company may replace or amend the Spinco Commitment Letter and the Related Letters to add lenders, lead arrangers, bookrunners, syndication agents or similar entities, if the addition of such additional parties, individually or in the aggregate, would not reasonably be expected to prevent or materially delay or impair the availability of the financing under the Spinco Commitment Letter and the Related Letters or the consummation of the transactions contemplated by this Agreement and the other Transaction Agreements). The Company and Merger Sub shall each use its reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable to arrange and obtain the Spinco Financing on the terms and conditions described in or contemplated by the Spinco Commitment Letter and the Related Letters, including using reasonable best efforts to (1) maintain in effect the Spinco Commitment Letter and the Related Letters, (2) satisfy on a timely basis (taking into account the expected timing of the Marketing Period) all conditions and covenants applicable to the Company in the Spinco Commitment Letter and the Related Letters and otherwise comply with its obligations thereunder, (3) enter into definitive agreements with respect thereto (the “Debt Financing Agreements”) on the terms and conditions contemplated by the Spinco Commitment Letter and the Related Letters (or terms and conditions (including the flex provisions) no less favorable to the Company and Spinco (in the reasonable discretion of the Company) than the terms and conditions in the Spinco Commitment Letter and the Related Letters), (4) in the event that all conditions in the Spinco Commitment Letter and the Related Letters have been satisfied, consummate the Spinco Financing at or prior to Closing, (5) enforce its rights under the Spinco Commitment Letter and the Related Letters and (6) in the event that all conditions in the Spinco Commitment Letter and the Related Letters have been satisfied, cause the lenders providing the Spinco Financing to fund the Spinco Financing. The Company shall (x) furnish to MWV complete, correct and executed copies of the Debt Financing Agreements, (y) give MWV prompt notice of any material breach by any party of any of the Spinco Commitment Letter or any of the Related Letters or the Debt Financing Agreements of which the Company becomes aware or any termination thereof and (z) upon MWV’s request, otherwise keep MWV reasonably informed of the status of the Company’s efforts to arrange the Spinco Financing (or any replacement thereof). If any portion of the Spinco Financing becomes unavailable on the terms and conditions contemplated in the Spinco Commitment Letter and the Related Letters (including the flex provisions) or from sources contemplated in the Spinco Commitment Letter and the Related Letters, the Company and Spinco shall use their reasonable best efforts to arrange and obtain alternative debt financing from alternative debt sources for the same purposes as the purposes of the Spinco Financing in an amount not less than the Below Basis Amount upon terms and conditions not less favorable, taken as a whole, to the Company and Spinco (in the discretion of the Company) than those in the Spinco Commitment Letter and the Related Letters as promptly as practicable following the occurrence of such event, including using reasonable best efforts to enter into definitive agreements with respect thereto.

(b) MWV shall not agree to any amendment or modification to be made to, or any waiver of any provision or remedy under, the MWV Commitment Letter without the prior written consent of the Company (and, to the extent Section 8.3 is applicable, such consent is subject to the Company’s obligations in Section 8.3), if such amendments, modifications or waivers would reasonably be expected to (i) reduce the aggregate amount of the MWV Financing below the Above Basis Amount, (ii) impose new or additional conditions to the receipt of the MWV Financing that would reasonably be expected to (A) expand in any material respect the conditions precedent or contingencies to the funding at Closing, (B) prevent or materially delay the consummation of the transactions contemplated by this Agreement and the other Transaction Agreements, (C) materially adversely impact the ability of MWV to enforce its rights against the other parties to the MWV Commitment Letter or (D) affect in any manner the terms of the Spinco Distribution Debt. MWV, Spinco and the Company shall use their respective reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable to arrange and obtain the MWV Financing on the terms and conditions described in or contemplated by the MWV Commitment Letter, including using reasonable best efforts to (1) maintain in effect the MWV Commitment Letter, (2) satisfy on a timely basis (taking into account the expected timing of the Marketing Period) all conditions and covenants applicable to MWV, Spinco and the Company in the MWV Commitment Letter and otherwise comply with its obligations thereunder, (3) enter into definitive agreements with respect thereto (the “MWV Debt Financing Agreements”) on the terms and conditions contemplated by the MWV Commitment Letter (or terms and conditions no less favorable to MWV, Spinco and the Company (in the reasonable discretion of MWV and the Company, respectively) than the terms and conditions in the MWV Commitment Letter), (4) in the case of MWV, enforce its rights under the Spinco Commitment Letters, and (5) in the event that all conditions in the MWV Commitment Letter and the definitive documentation with respect thereto have been satisfied, cause the lenders providing the MWV Financing to fund the MWV Debt and, on the Closing Date, accept Spinco Distribution Debt in full satisfaction thereof. Notwithstanding the foregoing, i) MWV shall have the sole responsibility and sole discretion with respect to the negotiation of the definitive documentation with respect to the MWV Debt in accordance with the MWV Commitment Letter and ii) the Company shall have the sole responsibility and sole discretion with respect to the negotiation of the definitive documentation with respect to the Spinco Distribution Debt in accordance with the MWV Commitment Letter (it being understood that the Spinco Distribution Debt may have an interest rate up to the Total Cap if required by the lenders under the MWV Commitment Letter). The Company and MWV shall (x) furnish to the other complete, correct and executed copies of the applicable MWV Debt Financing Agreements negotiated by them, (y) give the other prompt notice of any material breach by any party of the MWV Commitment Letter or any of the MWV Debt Financing Agreements of which either shall become aware or any termination thereof and (z) upon request, otherwise keep the other reasonably informed of the status of their respective efforts to arrange the MWV Financing (or any replacement thereof), including both the MWV Debt and the Spinco Distribution Debt. If any portion of the MWV Financing becomes unavailable on the terms and conditions contemplated in the MWV Commitment Letter (including the flex provisions) or from sources contemplated in the MWV Commitment Letter, the Company and MWV shall use their reasonable best efforts to arrange and obtain alternative debt financing from alternative debt sources for the same purposes as the purposes of the MWV Financing in an amount not less than the Above Basis Amount upon terms and conditions not less favorable, taken as a whole, to the Company and MWV (each in their respective discretion) than those in the MWV Commitment Letter as promptly as practicable following the occurrence of such event, including using reasonable best efforts to enter into definitive agreements with respect thereto.

(c) For purposes of this Agreement, “Marketing Period” shall mean the first period of twenty (20) consecutive Business Days throughout which (I) the Company shall have received from Spinco all of the Required Financial Information and during which period such information shall remain compliant in all material respects at all times with the applicable provisions of Regulation S-X and S-K under the Securities Act and (II) the conditions set forth in Section 9.1 shall be satisfied or waived (other than those conditions that by their nature can only be satisfied at the Closing Date) and nothing has occurred and no condition exists that would cause any of the conditions set forth in Section 9.2 (other than those conditions that by their nature can only be satisfied at the Closing Date and other than the condition in Section 9.2(f)) to fail to be satisfied, assuming that the Closing Date were to be scheduled for any time during such twenty (20) consecutive Business Day period; provided that such period will not include any date from and including November 21, 2011 through and including November 28, 2011 and from and including December 19, 2011 through and including January 3, 2012; provided, further, that the Marketing Period will not be deemed to have commenced if prior to the completion of the Marketing Period, (x) Spinco’s auditors shall have withdrawn their audit opinion contained in the Required Financial Information in which case the Marketing Period shall not be deemed to commence unless and until a new unqualified audit opinion is issued with respect thereto by Spinco’s auditors or another independent public accounting firm reasonably acceptable to the Company, (y) the financial statements included in the Required Financial Information that is available to the Company on the first day of the Marketing Period would not be sufficiently current on any day during such period to satisfy the requirements of Rule 3-12 of Regulation S-X to permit a registration statement using such financial statements to be declared effective by the SEC on the last day of such period in which case the Marketing Period shall not be deemed to commence until the receipt by the Company of updated Required Financial Information that would be required under Rule 3-12 of Regulation S-X to permit a registration statement using such financial statements to be declared effective by the SEC on the last day of such new twenty (20) consecutive Business Day period or (z) MWV or Spinco issues a public statement indicating its intent to restate any historical financial statements of Spinco or that any such restatement is under consideration or may be a possibility in which case the Marketing Period shall not be deemed to commence unless and until such restatement has been completed and the relevant SEC Report or SEC Reports have been amended or MWV has announced that it has concluded that no restatement shall be required in accordance with GAAP; provided, further, that the Marketing Period shall end on any earlier date that is the date on which the Spinco Financing is funded.

(d) Prior to the Closing, each of MWV and Spinco shall and shall cause its Subsidiaries to, and shall use its reasonable best efforts to cause its respective Representatives to, provide to the Company, at the Company’s sole expense, all reasonable cooperation reasonably requested by the Company that is necessary in connection with the Spinco Financing and the Spinco Distribution Debt, including (i) furnishing the Company and its financing sources the unaudited consolidated balance sheet of Spinco and its Subsidiaries and the related consolidated statements of income, shareholders’ equity and cash flows as of the end of any quarterly period that ends between the execution of this Agreement and the forty-fifth day (45th) day prior to the Closing Date, and all Spinco information, financial statements and financial data of a type and form customarily included in private placements pursuant to Rule 144A under the Securities Act for financings similar to the Spinco Distribution Debt and subject to exceptions customary for such financings and including audited financial statements for each of the three most recent fiscal years ending more than ninety (90) days prior to the Closing Date (the information required to be delivered pursuant to this clause (i) being referred to as, the “Required Financial Information”), (ii) participating in a reasonable number of meetings (including customary one-on-one meetings with the parties acting as lead arrangers or agents for, and prospective lenders and purchasers of, the Spinco Financing and the Spinco Distribution Debt and senior management and Representatives, with appropriate seniority and expertise, of Spinco), presentations, road shows, due diligence sessions, drafting sessions and sessions with rating agencies in connection with the Spinco Financing and the Spinco Distribution Debt, (iii) assisting with the preparation of customary materials for rating agency presentations, bank information memoranda, offering documents, private placement memoranda and similar documents required in connection with the Spinco Financing and the Spinco Distribution Debt (including requesting any consents of accountants for use of their reports in any materials relating to the Spinco Distribution Debt and the delivery of one or more customary representation letters), (iv) causing the taking of corporate actions by Spinco and its Subsidiaries reasonably necessary to permit the completion of the Spinco Financing and the issuance of the Spinco Distribution Debt to MWV to be applied in satisfaction of the MWV Debt, (v) facilitating the execution and delivery at the Closing of definitive documents related to the Spinco Financing and the Spinco Distribution Debt on the terms contemplated by the Spinco Commitment Letter, the Related Letters and the MWV Commitment Letter, (vi) cooperating with consultants or others engaged to undertake field examinations and appraisals, including furnishing information to such persons in respect of accounts receivable, inventory and other applicable assets, (vii) providing to the financing sources all documentation and other information reasonably requested by such sources that such sources reasonably determine is required by regulatory authorities with respect to Spinco under applicable “know your customer” and anti-money laundering rules and regulations, including the PATRIOT Act, and (viii) cooperating in procuring, prior to the date that is twenty (20) consecutive calendar days prior to the Closing Date, corporate and facilities ratings for the Spinco Financing and the Spinco Distribution Debt; provided, however, that nothing herein shall require such cooperation to the extent it would interfere unreasonably with the business or operations of Spinco or its Subsidiaries. None of Spinco or any of its Subsidiaries shall be required to take any action that would subject it to actual or potential liability, to bear any cost or expense or to pay any commitment or other similar fee or make any other payment or incur any other liability or provide or agree to provide any indemnity in connection with the Spinco Financing or any of the foregoing, prior to the Effective Time, unless such action is contingent upon the Closing. If the Closing does not occur, the Company shall indemnify and hold harmless MWV, Spinco, their respective Subsidiaries and their respective Representatives from and against any and all liabilities, losses, damages, claims, costs, expenses, interest, awards, judgments and penalties suffered or incurred by them in connection with any action, claim, arbitration, litigation or suit brought by a third party related to the arrangement of the Spinco Financing, the MWV Debt and the Spinco Distribution Debt (including any action taken in accordance with this Section 8.12(d)) and any information utilized in connection therewith (other than historical information relating to Spinco or its Subsidiaries or other information furnished by or on behalf of Spinco or its Subsidiaries). Spinco hereby consents to the reasonable use of Spinco’s and its Subsidiaries’ logos in connection with the Spinco Financing and the Spinco Distribution Debt, provided that such logos are used in a manner that is not intended to harm or disparage Spinco or any of its Subsidiaries or the reputation or goodwill of Spinco or any of its Subsidiaries.

(e) The Company shall be responsible for all out-of-pocket, third party fees and expenses related to the Spinco Financing and the MWV Financing (including all fees under the Related Letters and the Fee Letter referred to in the MWV Commitment Letter and all indemnity claims under any of them), and all underwriting, sale, distribution, placement or other fees, and indemnity claims, in connection with the distribution of Spinco Distribution Debt or Spinco Securities, whether prior to or subsequent to Closing, including by issuing, on or prior to the time that the distribution of Spinco Distribution Debt takes place, additional Spinco Distribution Debt to MWV or the MWV Lenders, as applicable.

(f) The parties hereto (i) acknowledge that the MWV Commitment Letter contemplates, and MWV desires to enter into, arrangements providing for the exchange by MWV of Spinco Distribution Debt distributed to MWV as part of the Special Dividend pursuant to the Separation Agreement in full satisfaction of debt obligations of MWV borrowed pursuant to the MWV Commitment Letter (the “MWV Debt”) (such exchange, the “Debt Exchange”), which MWV Debt shall provide net proceeds equal to the Above Basis Amount. Spinco shall issue Spinco Distribution Debt to MWV at the Closing Date with an interest rate up to the Total Cap if necessary to effectuate the Debt Exchange. Each of the parties agrees to use its reasonable best efforts to cause the Debt Exchange to be consummated with the holders of the MWV Debt (the “MWV Lenders”). Without limitation of the foregoing (and in furtherance, not in limitation, of the covenants set forth in Section 8.12(b) above):

(i) Subject to the second sentence of this Section 8.12(f), the Company shall negotiate the terms and conditions of the Spinco Distribution Debt with the MWV Lenders and shall keep MWV reasonably informed of all material developments. The Company shall, in consultation with MWV, determine the final form of the Spinco Distribution Debt and related agreements (including registration rights arrangements and indenture). MWV shall, in consultation with the Company, determine the arrangements relating to the Debt Exchange with underwriters, arrangers and other third parties relating to the Debt Exchange; provided that MWV shall keep the Company reasonably informed regarding such arrangements. Spinco shall issue the Spinco Securities to MWV on the terms negotiated by the Company on the Closing Date, and the Company

shall accept and execute applicable documentation, if any, relating to the issuance of the Spinco Securities by Spinco and the transfer of the Spinco Distribution Debt by MWV in satisfaction of the MWV Debt.

(ii) Each of MWV, Spinco and the Company shall cooperate in connection with the preparation of all documents and the making of all filings required in connection with the issuance of the Spinco Distribution Debt and the Debt Exchange and shall use all commercially reasonable efforts to take, or cause to be taken, all actions and to do, or cause to be done, all other things necessary, proper or advisable to consummate the issuance of the Spinco Distribution Debt and the Debt Exchange.

(iii) The Company shall, and shall use commercially reasonable efforts to cause its employees, accountants, counsel and other representatives to take the following actions by the date of the Debt Exchange: (A) participate in meetings, drafting sessions, due diligence sessions, management presentation sessions, “road shows” and sessions with ratings agencies in connection with the marketing of the Spinco Distribution Debt and the Debt Exchange, (B) prepare offering memoranda, private placement memoranda, prospectuses and similar documents (including all applicable pro forma and other financial information) reasonably required to consummate the issuance of the Spinco Distribution Debt and the Debt Exchange, (C) assist in the preparation of and execute and/or deliver, customary underwriting placement, credit, purchase, indemnification, registration rights and other definitive financing agreements and execute and deliver in a timely manner such other certificates and documents, including solvency certificates, comfort letters, consents, pledge and security documents and perfection certificates, as may be reasonably required in connection with the foregoing, and (D) take all other actions reasonably necessary in connection with the issuance of the Spinco Distribution Debt and the Debt Exchange.

(iv) MWV and Spinco shall, and shall use commercially reasonable efforts to cause its employees, accountants, counsel and other representatives to provide to the Company, at the Company’s sole expense, all reasonable cooperation reasonably requested by the Company that is necessary in connection with the Company’s obligations pursuant to Section 8.12(f)(iii), including taking the following actions by the date of the Debt Exchange: (A) providing the Company with the Required Information and (B) taking all other actions reasonably necessary in connection with the issuance of the Spinco Distribution Debt and the Debt Exchange.

(v) If despite the parties’ use of reasonable best efforts in accordance with this Section 8.12(f), (A) the Debt Exchange does not occur (including in the event that the MWV Commitment Letter is modified in accordance with Section 8.3), and (B) the conditions set forth in ARTICLE IX (other than those that would be satisfied at the Closing Date and other than the condition in Section 9.2(f)) shall have been satisfied (or, to the extent permissible by law, waived by MWV), then MWV may elect, at its sole discretion, to (1) waive the condition in Section 9.2(f) and require Spinco to issue to MWV Spinco Securities with an interest rate equal to the Total Cap in satisfaction of the Above Basis Amount of the Special Dividend, or (2) (I) waive the condition in Section 9.2(f), (II) if the commitment for a bridge facility from Spinco, is then in effect, require Spinco to borrow an amount no less than the Above Basis Amount under such bridge facility on the terms set forth in such commitment and (III) require Spinco to distribute to MWV an amount in cash equal to the Above Basis Amount in satisfaction of the Above Basis Amount of the Special Dividend. To the extent that Spinco issues to MWV Spinco Securities in satisfaction of the Above Basis Amount of the Special Dividend in accordance with clause (1) of the foregoing, the Company and Spinco shall following the Closing reasonably cooperate with MWV in connection with the preparation of all documents and the making of all filings required in connection with a subsequent sale of the Spinco Securities, including taking all such actions as are required of the Company pursuant to clauses (ii), (iii) and (iv) of this Section 8.12(f) with respect to the Spinco Distribution Debt.

(g) In the event that the Below Basis Amount is increased from $190 million pursuant to the Separation Agreement, each party will use its reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, and to assist and cooperate with the other parties in doing or causing to be done, all things necessary, proper or advisable, to modify the MWV Commitment Letter and the Spinco Commitment Letter and all other financing arrangements contemplated hereby to take into account such increase in the Below Basis Amount.

Section 8.13 Public Announcements. MWV and the Company shall consult with each other and shall mutually agree upon any press release or public announcement relating to the transactions contemplated by this Agreement and none of them shall issue any such press release or make any such public announcement prior to such consultation and agreement, except as may be required by applicable Law or by obligations pursuant to any listing agreement with any national securities exchange or automated inter-dealer quotation system, in which case the party proposing to issue such press release or make such public announcement shall use all reasonable best efforts to consult in good faith with the other party before issuing any such press release or making any such public announcement; provided that subject to Section 8.11(e), the Company will not be required to obtain the prior agreement of or consult with MWV in connection with any such press release or public announcement in connection with the Company Board effecting a Change in Recommendation.

Section 8.14 Defense of Litigation. Each of MWV, Spinco and the Company shall use all reasonable best efforts to defend against all actions, suits or proceedings in which such party is named as a defendant that challenge or otherwise seek to enjoin, restrain or prohibit the transactions contemplated by this Agreement or seek damages with respect to such transactions. None of MWV, Spinco or the Company shall settle any such action, suit or proceeding or fail to perfect on a timely basis any right to appeal any judgment rendered or order entered against such party therein without having previously consulted with the other parties. Each of MWV, Spinco and the Company shall use all reasonable best efforts to cause each of its Affiliates, directors and officers to use all reasonable best efforts to defend any such action, suit or proceeding in which such Affiliate, director or officer is named as a defendant and which seeks any such relief to comply with this Section 8.14 to the same extent as if such Person was a party.

Section 8.15 Advice of Changes. MWV and the Company shall as promptly as reasonably practicable after becoming aware thereof advise the others of (a) any representation or warranty made by it contained in this Agreement becoming untrue or inaccurate such that the closing condition set forth in Section 9.2(b) or Section 9.3(b), as the case may be, would reasonably be expected not to be satisfied, or (b) the failure by it to comply with or satisfy in any material respect any covenant, condition or agreement that could be complied with or satisfied by it at such time under this Agreement, or which has resulted, or which, insofar as can reasonably be foreseen, would result, in any of the conditions that could be satisfied at such time set forth in ARTICLE IX not being satisfied; provided, however, that no such notification shall affect the representations, warranties, covenants or agreements of the parties or the conditions to the obligations of the parties under this Agreement. The failure to comply with the covenants, conditions or agreements contained in this Section 8.15 shall not be taken into account when determining whether the conditions set forth in Section 9.2(a) or Section 9.3(a) has been satisfied.

Section 8.16 Section 16 Matters. Prior to the Effective Time, the Company and Spinco shall take all such steps as may be required to cause any dispositions of Spinco Common Stock (including derivative securities with respect to Spinco Common Stock) or acquisitions of Company Common Stock (including derivative securities with respect to Company Common Stock) resulting from the transactions contemplated by this Agreement by each individual who is subject to the reporting requirements of Section 16(a) of the Exchange Act with respect to the Company or Spinco to be exempt under Rule 16b-3 promulgated under the Exchange Act, such steps to be taken in accordance with applicable SEC rules and regulations and interpretations of the SEC staff.

Section 8.17 Control of Other Party’s Business. Nothing contained in this Agreement shall give MWV or Spinco, directly or indirectly, the right to control or direct the Company’s operations prior to the Effective Time. Nothing contained in this Agreement shall give the Company, directly or indirectly, the right to control or direct the operations of the C&OP Business, or the business of Spinco and the Spinco Subsidiaries prior to the

Effective Time. Prior to the Effective Time, each of MWV, Spinco and the Company shall exercise, consistent with the terms and conditions of this Agreement, complete control and supervision over its respective operations.

Section 8.18 Additional Information. Prior to the Effective Time, MWV shall make available to the Company a list of the members of the Spinco Group as of the Effective Time and their respective jurisdictions of incorporation or formation.

Section 8.19 Covenant Not to Compete.

(a) In furtherance of the Merger and the transactions contemplated hereby, MWV covenants and agrees that, for a period beginning on the Effective Date and ending on the third anniversary of the Effective Time, neither MWV nor any of its Subsidiaries shall, without the prior written consent of the Company, engage, directly or indirectly, in the C&OP Businesses (the “Company Restricted Business”) anywhere throughout the world. Notwithstanding anything to the contrary in the foregoing:

(i) nothing set forth in this Section 8.19(a) shall prohibit MWV or its Subsidiaries from owning not in excess of 5% in the aggregate of any class of capital stock or other equity interest of any Person engaged in the Company Restricted Business;

(ii) in the event that MWV completes a business combination transaction with a Person that is engaged in any Company Restricted Business, which transaction results in the holders of the voting securities of MWV outstanding immediately prior to the consummation of such transaction owning less than 50% of the voting power of the voting securities of MWV or the surviving entity in the transaction or any parent thereof (any such entity, an “Acquiror”) outstanding immediately after the consummation of such transaction, such Acquiror or any of its Subsidiaries or Affiliates (but not MWV or any of its Subsidiaries) may engage in any Company Restricted Business;

(iii) MWV may sell packaging, whether primary or secondary, pumps, sprays, triggers labels, board and other product or packaging materials to any Person, including those that conduct the Company Restricted Business;

(iv) MWV may acquire interests in or securities of any Person as an investment by their pension funds or funds of any other benefit plan of MWV whether or not such Person is engaged in any Company Restricted Business;

(v) MWV may acquire interests in or securities of any Person that derived 20% or less of its total revenues in its most recent fiscal year from activities that constitute Company Restricted Businesses; provided that such Person may not use the Mead Name in connection with the activities that constitute Company Restricted Businesses; and

(vi) MWV may perform their obligations under this Agreement and the Transaction Agreements.

The parties hereto acknowledge and agree that nothing herein shall be deemed to require MWV to give notice to or obtain the consent of the Company in order to engage in any activity or transaction of the types described in Section 8.19(a)(i) through Section 8.19(a)(vi).

(b) MWV acknowledges and agrees that the covenants included in this Section 8.19 are, taken as a whole, reasonable in their geographic and temporal coverage and MWV shall not raise any issue of geographic or temporal reasonableness in any proceeding to enforce such covenant; provided, however, that if the provisions of this Section 8.19 should ever be deemed to exceed the time or geographic limitations or any other limitations permitted by applicable Law in any jurisdiction, then such provisions shall be deemed reformed in such jurisdiction to the minimum extent required by applicable Law to cure such problem. MWV acknowledges and agrees that in the event of a breach by MWV of the provisions of this Section 8.19, monetary damages shall not constitute a sufficient remedy. Consequently, in the event of any such breach, the Company may, in addition to any other rights and remedies existing in its favor, apply to any court of law or equity of competent jurisdiction for specific performance and/or preliminary and final injunctive relief or other relief in order to enforce or prevent any violation of the provisions hereof, without the necessity of proving actual damages or posting a bond.

Section 8.20 Non-Solicitation of Employees.

(a) MWV agrees that, for a period of one (1) year from and after the Closing Date, it shall not, and it shall cause the MWV Subsidiaries not to, without the prior written consent of the Company, directly or indirectly, solicit to hire or hire (or cause or seek to cause to leave the employ of Spinco or a Spinco Subsidiary), or enter into a consulting agreement with, any Company Employee or Spinco Employee who has a title of vice president or higher, unless such Person ceased to be a Company Employee or Spinco Employee prior to such action by MWV or any MWV Subsidiary.

(b) The restrictions set forth in Section 8.19(a) shall not apply to (i) general solicitations (such as advertisements) for employment placed by MWV or any MWV Subsidiary and not specifically targeted at Company Employees or Spinco Employees or (ii) responding to or hiring any Company Employee who contacts MWV or any MWV Subsidiary without any prior solicitation (other than as permitted by clause (i) above).

Section 8.21 Spinco Share Issuance. Prior to the Effective Time, Spinco will authorize the issuance of a number of shares of Spinco Common Stock such that the total number of shares of Spinco Common Stock outstanding immediately prior to the Effective Time will equal the total number fo shares of Parent Common Stock outstanding at such time.

Section 8.22 Change of Control Payments. At all times on and after the date of this Agreement, the Company and the Company Subsidiaries shall take all necessary actions to ensure the transactions contemplated under the Transaction Agreements will not to constitute a “change of control”, “change in control” or any similar term, as defined or used in any Company Benefit Plan, except with respect to the items set forth in Section 8.22 of the Company Disclosure Letter.

Section 8.23 Takeover Statutes. If any “fair price”, “moratorium”, “control share acquisition” or other form of antitakeover statute or regulation shall become applicable to the transactions contemplated hereby, the Company and Merger Sub and their respective Boards of Directors shall use all reasonable efforts to grant such approvals and take such actions as are reasonably necessary so that the transactions contemplated hereby may be consummated as promptly as practicable on the terms contemplated hereby and otherwise act to eliminate or minimize the effects of such statute or regulation on the transactions contemplated hereby.

Section 8.24 Interim Financial Information. MWV shall, prior to the Effective Time, deliver to the Company, within a reasonable period after each quarterly accounting period for the C&OP Business, a balance sheet as of the end of such period and combined statements of income, cash flows and equity for such period for the C&OP Business. Such financial information shall be in the same format and prepared on the same basis as the comparable portions of the Spinco Financial Statements.

Section 8.25 Company Stock Option Exercise Prohibition. On or prior to the date that is three (3) Business Days prior to the Closing Date, the Company shall prohibit the holders of options to purchase Company Common Stock pursuant to the Company Stock Plan from exercising such options until after the Closing and shall instruct the Company’s transfer and other agent to prohibit the holders of options to purchase Company Common Stock pursuant to the Company Stock Plan from exercising such options until after the Closing.

Section 8.26 Spinco U.S. Real Property Interest Certification. On or prior to the Closing, Spinco shall deliver to the Company a certificate, in form and substance reasonably satisfactory to the Company, in accordance with Treasury Regulations Sections 1.1445-2(c) and 1.897-2(h) and certifying that the stock of Spinco is not a U.S. real property interest.

Section 8.27 Spinco Subsidiaries. Within five (5) Business Days of Closing, MWV shall update Section 6.1(c) of the MWV Disclosure Letter to provide a list of the Spinco Subsidiaries and their respective jurisdictions of incorporation or organization as of the Closing Date.

Section 8.28 Transfer of Hong Kong Assets. Immediately after the Effective Time, (i) MWV will Convey (or will cause any applicable Subsidiary to Convey) to the Company, or, to the extent requested by the Company, a Company Subsidiary, and the Company will accept from MWV (or the applicable Subsidiary of MWV) (or will cause any applicable Subsidiary of the Company to accept) all of MWV’s and its applicable Subsidiaries’ respective direct or indirect right, title and interest in and to all of the assets listed or described on Section 8.28 of the MWV Disclosure Letter and (b) MWV will Convey (or will cause any applicable Subsidiary to Convey) to the Company or, to the extent requested by the Company, a Subsidiary of the Company, and the Company will assume, perform, discharge and fulfill when due and, to the extent applicable, comply with (or will cause any applicable Subsidiary of the Company to assume, perform, discharge and fulfill when due and, to the extent applicable, comply with) all of the liabilities listed or described on Section 8.28 of the MWV Disclosure Letter, in accordance with their respective terms. In furtherance thereof, MWV and the Company will (or will cause their applicable Subsidiaries to) enter to such bills of sale, certificates of title, assignments of contracts and other instruments of transfer, Conveyance and assignment, assumptions of Contracts and other instruments of assumption as and to the extent reasonably necessary to evidence the valid and effective Conveyance and assumption of liabilities, in form and substance reasonably satisfactory to MWV, Spinco and the Company. The consideration for the Conveyance of the Hong Kong Assets (the “Hong Kong Asset Price”) shall be determined by the Company and MWV in good faith.

Section 8.29 Agreement With Respect to Release of MWV Guarantees. To the extent required to obtain a Guarantee Release (as defined in the Separation Agreement) of any member of the MWV Group as contemplated by Section 1.10(b) of the Separation Agreement, the Company will use its reasonable best efforts to execute a guarantee agreement in the form of the existing agreement or guarantee or such other form as is agreed to by the relevant parties to such agreement or guarantee.

ARTICLE IX

CONDITIONS TO THE MERGER

Section 9.1 Conditions to the Obligations of Spinco, MWV and the Company to Effect the Merger. The respective obligations of each party to consummate the Merger shall be subject to the fulfillment (or, to the extent permitted by applicable Law, written waiver by MWV and the Company) at or prior to the Effective Time of the following conditions:

(a) The Spinco Reorganization and the Distribution shall have been consummated in accordance with the Separation Agreement, the IRS D Reorganization Ruling, the IRS Debt Exchange Ruling and the Distribution Tax Opinion.

(b) Any applicable waiting period under the HSR Act shall have expired or been terminated.

(c) Competition Act Approval shall have been obtained.

(d) If required in the reasonable judgment of outside counsel to the Company and MWV to complete the Merger, Investment Canada Act Approval shall have been obtained.

(e) The Registration Statement and the Spinco Registration Statement, to the extent required, shall have become effective in accordance with the Securities Act and shall not be the subject of any stop order or proceedings seeking a stop order; all necessary permits and authorizations under state securities or “blue sky” laws, the Securities Act and the Exchange Act relating to the issuance and trading of shares of Company Common Stock to be issued pursuant to the Merger shall have been obtained and shall be in effect; and such shares of Company Common Stock and such other shares required to be reserved for issuance pursuant to the Merger shall have been Approved for Listing.

(f) The Company Stockholder Approval shall have been obtained, in accordance with applicable Law and the rules and regulations of the NYSE.

(g) No court of competent jurisdiction or other Governmental Authority shall have issued an Order that is still in effect restraining, enjoining or prohibiting the Spinco Reorganization, the Distribution or the Merger.

Section 9.2 Additional Conditions to the Obligations of MWV and Spinco. The obligation of MWV and Spinco to consummate the Merger shall be subject to the fulfillment (or, to the extent permitted by applicable Law, waiver by MWV) at or prior to the Effective Time of the following additional conditions:

(a) The Company shall have performed in all material respects all obligations and complied in all material respects with all covenants required by this Agreement to be performed or complied with by it prior to the Effective Time.

(b) Each of the representations and warranties of the Company (i) set forth in ARTICLE VII (other than Section 7.2(a) and Section 7.3(a)) that are qualified by Material Adverse Effect shall be true and correct as of the Closing Date as though made as of the Closing Date, except for representations and warranties that speak as of an earlier date or period which shall be true and correct as of such date or period; (ii) set forth in ARTICLE VII (other than Section 7.3(a) and those representations and warranties qualified by Material Adverse Effect) of this Agreement shall be true and correct as of the Closing Date as though made as of the Closing Date, except for representations and warranties that speak as of an earlier date or period which shall be true and correct as of such date or period, except in the case of this clause (ii) for such failures to be true and correct as are not having or would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company, and (ii) set forth in Section 7.2(a) and Section 7.3(a) shall be true and correct in all respects as of the Closing Date as though made as of the Closing Date.

(c) The Company shall have delivered to MWV a certificate, dated as of the Effective Time, of a senior officer of the Company certifying the satisfaction by the Company of the conditions set forth in subsection (a) and (b) of this Section 9.2.

(d) MWV and Spinco shall have received the Merger Tax Opinion from MWV Tax Counsel, dated the Closing Date.

(e) MWV and Spinco shall have received the IRS D Reorganization Ruling and the IRS Debt Exchange Ruling, each in form and substance reasonably satisfactory to MWV, Spinco and the Company, and such rulings shall continue to be valid and in full force and effect.

(f) The Debt Exchange shall be consummated simultaneously with the Merger in full satisfaction of MWV Debt in an amount equal to the Above Basis Amount.

Section 9.3 Additional Conditions to the Obligations of the Company. The obligation of the Company and Merger Sub to consummate the Merger shall be subject to the fulfillment (or, to the extent permitted by applicable Law waiver by the Company) at or prior to the Effective Time of the following additional conditions:

(a) Spinco and MWV shall have performed in all material respects and complied in all material respects with all covenants required by this Agreement to be performed or complied with at or prior to the Effective Time.

(b) Each of the representations and warranties of MWV and Spinco (i) set forth in ARTICLE V and ARTICLE VI (other than Section 5.2(a), Section 6.2(a), and Section 6.3(a)) that are qualified by Material Adverse Effect shall be true and correct as of the Closing Date as though made as of the Closing Date, except for representations and warranties that speak as of an earlier date or period which shall be true and correct as of such date or period, (ii) set forth in ARTICLE V and ARTICLE VI (other than Section 5.2(a), Section 6.2(a), and Section 6.3(a) and those representations and warranties qualified by Material Adverse Effect) shall be true and correct as of the Closing Date as though made as of the Closing Date, except for representations and warranties that speak as of an earlier date or period which shall be true and correct as of such date or period, except for such failures to be true and correct as are not having or would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Spinco, and (ii) set forth in Section 5.2(a), Section 6.2(a), and Section 6.3(a) shall be true and correct in all respects as of the Closing Date as though made as of the Closing Date, except for representations and warranties that speak as of an earlier date or period which shall be true and correct as of such date or period.

(c) MWV and Spinco shall have delivered to the Company a certificate, dated as of the Effective Time, of a senior officer of each of MWV and Spinco certifying the satisfaction of the conditions set forth in subsection (a) and (b) of this Section 9.3.

(d) The Company shall have received the Merger Tax Opinion from Company Tax Counsel, dated the Closing Date.

(e) Spinco and MWV (or a Subsidiary thereof) shall have entered into the applicable Transaction Agreements, and to the extent applicable, performed them in all material respects, and each such agreement shall be in full force and effect.

ARTICLE X

TERMINATION, AMENDMENT AND WAIVERS

Section 10.1 Termination. Notwithstanding anything contained in this Agreement to the contrary, this Agreement may be terminated and the transactions contemplated hereby may be abandoned prior to the Effective Time, whether before or after the Company Stockholder Approval:

(a) by the mutual written consent of MWV and the Company;

(b) by either MWV or the Company, if the Effective Time shall not have occurred on or before August 31, 2012 (the “Termination Date”); provided, however, that the right to terminate this Agreement under this Section 10.1(b) shall not be available to any party whose failure to fulfill any obligation under this Agreement (including such party’s obligations set forth in Section 8.3, Section 8.7 or Section 8.12) or the Separation Agreement has been the cause of, or has resulted in, the failure of the Effective Time to occur on or before the Termination Date;

(c) by either MWV or the Company, if any Governmental Authority shall have issued an order, decree or ruling or taken any other action permanently restraining, enjoining or otherwise prohibiting the transactions contemplated by this Agreement, and such order, decree, ruling or other action shall have become final and nonappealable; provided, however, that the right to terminate this Agreement under this Section 10.1(c) shall not be available to any party whose failure to comply with Section 8.7 has been the cause of, or has resulted in, such action or inaction;

(d) by the Company, if either MWV or Spinco shall have breached or failed to perform in any material respect any of its respective representations, warranties, covenants or other agreements contained in this Agreement, which breach or failure to perform (i) would result in a failure of a condition set forth in Section 9.1 or Section 9.3 and (ii) cannot be cured by the Termination Date; provided that the Company shall have given MWV written notice, delivered at least thirty (30) days (or such lesser time remaining prior to the Termination Date) prior to such termination, stating the Company’s intention to terminate this Agreement pursuant to this Section 10.1(d) and the basis for such termination;

(e) by MWV, if the Company shall have breached or failed to perform in any material respect any of its representations, warranties, covenants or other agreements contained in this Agreement, which breach or failure to perform (i) would result in a failure of a condition set forth in Section 9.1 or Section 9.2 and (ii) cannot be cured by the Termination Date; provided that MWV shall have given the Company written notice, delivered at least thirty (30) days (or such lesser time remaining prior to the Termination Date) prior to such termination, stating MWV’s intention to terminate the Agreement pursuant to this Section 10.1(e) and the basis for such termination;

(f) by MWV or the Company if, at the Company Stockholders’ Meeting (including any adjournment, continuation or postponement thereof), the Company Stockholder Approval shall not be obtained; or

(g) by MWV, if the Company Board shall have effected a Change in Recommendation.

Section 10.2 Effect of Termination. In the event of termination of this Agreement pursuant to Section 10.1, this Agreement shall terminate (except for the Confidentiality Agreement referred to in Section 11.1, the provisions of Section 10.3 and ARTICLE XI), without any liability on the part of any party except as set forth in Section 10.3; provided that nothing in this Agreement shall relieve any party of liability for fraud or willful breach of this Agreement or the Separation Agreement prior to such termination.

Section 10.3 Termination Fee Payable in Certain Circumstances.

(a) The Company shall pay to MWV or its designee the Company Termination Fee, by wire transfer of immediately available funds to an account or accounts designated in writing by MWV, as follows:

(i) (A) In the event that, after the date hereof, a Company Acquisition Proposal shall have been made to the Company or directly to the stockholders of the Company generally, or a Company Acquisition Proposal shall have otherwise become publicly known or any Person shall have publicly announced an intention (whether or not conditional) to make a Company Acquisition Proposal, and (B) thereafter this Agreement is terminated by either party pursuant to Section 10.1(b) (and such Company Acquisition Proposal or such announcement of an intention to make a Company Acquisition Proposal shall not have been publicly withdrawn at such time), Section 10.1(e) (and such Company Acquisition Proposal or such announcement of an intention to make a Company Acquisition Proposal shall not have been publicly withdrawn at such time), or Section 10.1(f) (and such Company Acquisition Proposal or such announcement of an intention to make a Company Acquisition Proposal shall not have been publicly withdrawn at least two (2) Business Days prior to the date of the Company Stockholders Meeting) and (C) within twelve (12) months after the termination of this Agreement, any Company Acquisition shall have been consummated or any definitive agreement with respect to any Company Acquisition shall have been entered into (the earlier of entry into such agreement or the consummation thereof, the “Company Termination Fee Date”), then, in either such case, the Company shall pay MWV a fee in the amount of $15 million (the “Company Termination Fee”) (less any amounts paid by the Company to MWV pursuant to Section 10.3(a)(iii)) within two (2) Business Days of the Company Termination Fee Date; provided that for purposes of determining whether a Company Acquisition Proposal exists under this Section 10.3(a)(i), solely for purposes of this Section 10.3, the term “Company Acquisition” shall have the meaning ascribed thereto in ARTICLE I, except that all references in such definition to 25% shall be changed to 50.1%;

(ii) in the event that this Agreement is terminated by MWV pursuant to Section 10.1(g), the Company shall promptly, and in any event not more than two (2) Business Days following such termination, pay MWV the Company Termination Fee by wire transfer of same day funds;

(iii) in the event that this Agreement is terminated by either the Company or MWV pursuant to Section 10.1(f), the Company shall pay MWV all out-of-pocket fees and expenses incurred by MWV, Spinco and their respective Affiliates in connection with the transactions contemplated by this Agreement (the “MWV Expenses”); provided that the Company shall not be required to pay more than an aggregate of $5 million in MWV Expenses pursuant to this Section 10.3(a)(iii). The Company shall promptly, and in any event not more than two (2) Business Days following the termination of this Agreement pursuant to Section 10.1(f), pay MWV the MWV Expenses by wire transfer of same day funds. The payment of the expense reimbursement pursuant to this Section 10.3(a)(iii) shall not relieve the Company of any subsequent obligation to pay the Company Termination Fee pursuant to Section 10.3(a)(i) or Section 10.3(a)(ii).

(b) In the event that this Agreement is terminated by MWV or the Company pursuant to Section 10.1(b) and at the time of such termination, (i) the conditions set forth in Section 9.2(e) shall not have been satisfied and (ii) all other conditions to Closing set forth in ARTICLE IX have been satisfied or, to the extent permitted by applicable Law, waived by the party having the right to waive such conditions on or prior to the date of such termination (and, in the case of those conditions that, by their nature, cannot be satisfied until the Closing Date, such conditions would be satisfied if the Closing Date were to occur), then MWV shall pay the Company a fee in the amount of $7.5 million (the “MWV Termination Fee”) not more than two (2) Business Days following such termination by wire transfer of same day funds.

(c) In the event that this Agreement is terminated by the Company or MWV pursuant to Section 10.1(b) and at the time of such termination, (i) the conditions set forth in Section 9.2(f) shall not have been satisfied and (ii) all other conditions to Closing set forth in ARTICLE IX have been satisfied or, to the extent permitted by applicable Law, waived by the party having the right to waive such conditions on or prior to the date of such termination (and, in the case of those conditions that, by their nature, cannot be satisfied until the Closing Date, such conditions would be satisfied if the Closing Date were to occur), then MWV shall pay to the Company a fee in the amount of $20 million (the “Reverse Breakup Fee”), which fee shall be payable to the Company not more than two (2) Business Days following such termination.

(d) Upon payment of the Company Termination Fee, the Company shall have no further liability to MWV or Spinco or their respective stockholders with respect to this Agreement or the transactions contemplated hereby (other than the obligation to pay any amounts payable pursuant to Section 10.3(e) and the obligation to pay the Company Termination Fee set forth in Section 10.3(a)(i) or Section 10.3(a)(ii) if the circumstances provided for in such Section shall apply). Upon payment of the MWV Termination Fee or the Reverse Breakup Fee, MWV shall have no further liability to the Company or Merger Sub or their respective stockholders with respect to this Agreement or the transactions contemplated hereby (other than the obligation to pay any amounts payable pursuant to Section 10.3(e)). Notwithstanding the preceding, nothing herein shall release any party from liability for fraud or willful breach or as provided for in the Confidentiality Agreement. The parties acknowledge and agree that in no event shall the Company be required to pay more than one Company Termination Fee nor MWV be required to pay more than one MWV Termination Fee or more than one Reverse Breakup Fee, nor shall MWV be required to pay both the MWV Termination Fee and the Reverse Breakup Fee.

(e) In the event that the Company or MWV shall fail to pay when due any Company Termination Fee (in the case of the Company) or the MWV Termination Fee or the Reverse Breakup Fee (in the case of MWV) required to be paid by it pursuant to this Section 10.3, such Company Termination Fee (in the case of the Company) or MWV Termination Fee or Reverse Breakup Fee (in the case of MWV) shall accrue interest for the period commencing on the date such Company Termination Fee (in the case of the Company) or MWV Termination Fee or Reverse Breakup Fee (in the case of MWV) became past due, at a rate equal to the sum of (x) the prime lending rate prevailing during such period as published in The Wall Street Journal plus (y) 5%, calculated on a daily basis until the date of actual payment. In addition, if the Company shall fail to pay the Company Termination Fee when due or if MWV shall fail to pay the MWV Termination Fee or Reverse Breakup Fee when due, the Company or MWV, as applicable shall also pay to the other party all of the other party’s costs and expenses (including reasonable attorneys’ fees), as applicable, in connection with efforts to collect such amounts.

Section 10.4 Amendment. This Agreement may be amended by MWV, Spinco, the Company and Merger Sub at any time before or after adoption of this Agreement by the stockholders of the Company; provided, however, that after such adoption, no amendment shall be made that by Law or in accordance with the rules of any relevant stock exchange or automated inter-dealer quotation system requires further approval by such stockholders without such further approval. This Agreement may not be amended except by an instrument in writing signed by MWV, Spinco, the Company and Merger Sub.

Section 10.5 Waivers. At any time prior to the Effective Time, MWV, Spinco, the Company and Merger Sub may, to the extent legally allowed, (i) extend the time for the performance of any of the obligations or acts of the other parties; (ii) waive any inaccuracies in the representations and warranties of any of the other parties contained herein or in any document delivered pursuant to this Agreement; and (iii) waive compliance with any of the agreements or conditions of any of the other parties contained herein; provided, however, that no failure or delay by MWV, Spinco, the Company or Merger Sub in exercising any right hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right hereunder. Any agreement on the part of MWV, Spinco, the Company or Merger Sub to any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such party.

ARTICLE XI

MISCELLANEOUS

Section 11.1 Non-Survival of Representations, Warranties and Agreements; Indemnification. The covenants and agreements that by their terms are to be performed following the Closing pursuant to the Separation Agreement or this Agreement shall survive the Effective Time in accordance with their terms and all other covenants and agreements herein and therein shall terminate and shall not survive the Closing. None of the representations or warranties in this Agreement or in any certificate or instrument delivered pursuant to this Agreement or any other covenant or agreement set forth herein shall survive the Effective Time. The Confidentiality Agreement shall survive the execution and delivery of this Agreement and any termination of this Agreement, and the provisions of the Confidentiality Agreement shall apply to all information and material furnished by any party or its representatives thereunder or hereunder.

Section 11.2 Expenses. Except as otherwise specifically provided herein, whether or not the Merger is consummated, all Expenses (as defined below) incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by the party incurring such Expenses, except (i) Expenses incurred in connection with the filing, printing and mailing of the Spinco Registration Statement (if required), the Registration Statement and the Proxy Statement/Prospectus, (ii) filing fees paid to Governmental Authorities with respect to the transactions contemplated hereby pursuant to the HSR Act and appropriate filings, if any are required, with foreign regulatory authorities in accordance with Foreign Competition Laws, (iii) the expenses that would have been payable to Muirfield pursuant to Section 2.1.4 of the Transition Services Agreement had the Merger been consummated, and (iv) any fees and expenses incurred in connection with seeking third party Consents (other than such fees and expenses contemplated by Section 3.2 of the Transition Services Agreement) or in connection with Section 1.11 of the Separation Agreement, each of which shall be shared equally by MWV and the Company. As used in this Agreement, “Expenses” means all out-of-pocket expenses (including applicable filing and registration fees and all fees and expenses of counsel, accountants, investment bankers, experts and consultants to a party hereto and its affiliates) incurred by a party or on its behalf in connection with or related to the authorization, preparation, negotiation, execution and performance of this Agreement and the transactions contemplated hereby, including the preparation, printing, filing and mailing of the Spinco Registration Statement (if required), the Registration Statement and the Proxy Statement/Prospectus and the solicitation of stockholder approval and all other matters related to the transactions contemplated hereby.

Section 11.3 Notices. Any notice, demand, claim or other communication under this Agreement shall be sufficient if in writing, and sent by facsimile transmission (provided that any notice received by facsimile transmission or otherwise at the addressee’s location on any Business Day after 5:00 p.m. (addressee’s local time) shall be deemed to have been received at 9:00 a.m. (addressee’s local time) on the next Business Day), by reliable overnight delivery service (with proof of service), hand delivery or certified or registered mail (return receipt requested and first-class postage prepaid), addressed as follows:

If to Spinco or MWV, to:

MeadWestvaco Corporation

501 South 5th Street

Richmond, Virginia 23219-0501

Fax:          (804) 444-1000

Attention: General Counsel

with a copy (which shall not constitute notice) to

Wachtell, Lipton, Rosen & Katz

51 West 52nd Street

New York, NY 10019

Fax:          (212) 403-2000

Attention: Elliott V. Stein

                 Gregory E. Ostling

If to the Company or Merger Sub, to:

ACCO Brands Corporation

300 Tower Parkway

Lincolnshire, IL 60049

Fax:          (847) 484-4144

Attention: General Counsel

with a copy (which shall not constitute notice) to

Skadden, Arps, Slate, Meagher & Flom LLP

155 North Wacker Drive

Chicago, IL 60606

Fax: (312) 407-8514

Attention: William R. Kunkel

or to such other address as any party shall specify by written notice so given, and such notice shall be deemed to have been delivered as of the date so telecommunicated, personally delivered or mailed. Any party to this Agreement may notify any other party of any changes to the address or any of the other details specified in this paragraph; provided that such notification shall only be effective on the date specified in such notice or five (5) Business Days after the notice is given, whichever is later. Rejection or other refusal to accept or the inability to deliver because of changed address of which no notice was given shall be deemed to be receipt of the notice as of the date of such rejection, refusal or inability to deliver.

Section 11.4 Interpretation.

(a) When a reference is made in this Agreement to an Article or Section, such reference shall be to an Article or Section of this Agreement unless otherwise indicated. The table of contents to this Agreement is for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. The descriptive headings herein are inserted for convenience of reference only and are not intended to be a substantive part of or to affect the meaning or interpretation of this Agreement. Whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation.” The words “hereof,” “hereby,” “herein” and “hereunder” and words of similar import when used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement. All terms defined in this Agreement shall have the defined meanings when used in any certificate or other document made or delivered pursuant thereto unless otherwise defined therein. The definitions contained in this Agreement are applicable to the singular as well as the plural forms of such terms and to the masculine as well as to the feminine and neuter genders of such term. Any agreement, instrument or statute defined or referred to herein or in any agreement or instrument that is referred to herein means such agreement, instrument or statute as from time to time amended, modified or supplemented, including (in the case of agreements or instruments) by waiver or consent and (in the case of statutes) by succession of comparable successor statutes, including all attachments thereto and instruments incorporated therein. References to a Person are also to its permitted successors and assigns. References to a date or time shall be deemed to be such date or time in New York City, unless otherwise specified. References to dollar amounts are to U.S. dollars, unless otherwise specified. Each of the parties has participated in the drafting and negotiation of this Agreement. If an ambiguity or question of intent or interpretation arises, this Agreement must be construed as if it is drafted by all the parties and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of authorship of any of the provisions of this Agreement. For avoidance of doubt, “consistent with past practice” when used with respect to Spinco or any of its Subsidiaries means the past practice of MWV with respect to the C&OP Business. Except as otherwise expressly provided elsewhere in this Agreement, the Separation Agreement, or any other Transaction Agreement, any provision herein which contemplates the agreement, approval or consent of, or exercise of any right of, a party, such party may give or withhold such agreement, approval or consent, or exercise such right, in its sole and absolute discretion.

(b) Any matter disclosed in any particular Section or Subsection of the MWV Disclosure Letter, the MWV Disclosure Letter or the Company Disclosure Letter shall be deemed to have been disclosed in any other Section or Subsection of this Agreement, with respect to which such matter is relevant so long as the applicability of such matter to such Section or Subsection is reasonably apparent on its face.

Section 11.5 Severability. If any provision of this Agreement, or the application of any provision to any Person or circumstance, shall be declared judicially to be invalid, unenforceable or void, such decision shall not have the effect of invalidating or voiding the remainder of this Agreement, it being the intent and agreement of the parties hereto that this Agreement shall be deemed amended by modifying such provision to the extent necessary to render it valid, legal and enforceable while preserving its intent or, if such modification is not possible, by substituting therefor another provision that is legal and enforceable and that achieves the same objective.

Section 11.6 Assignment; Binding Effect. Neither this Agreement nor any of the rights, benefits or obligations hereunder may be assigned by any of the parties hereto (whether by operation of law or otherwise) without the prior written consent of all of the other parties. Subject to the preceding sentence, this Agreement will be binding upon, inure to the benefit of and be enforceable by the parties hereto and their respective successors and permitted assigns.

Section 11.7 No Third Party Beneficiaries. Nothing in this Agreement, express or implied, is intended to or shall confer upon any Person (other than MWV, Spinco and the Company and their respective successors and permitted assigns) any legal or equitable right, benefit or remedy of any nature whatsoever under or by reason of this Agreement, and no Person (other than as so specified) shall be deemed a third party beneficiary under or by reason of this Agreement. Notwithstanding the foregoing, each financing source under the Spinco Commitment Letter and Related Letters shall be an express third party beneficiary of and shall be entitled to rely upon Section 11.10, Section 11.12 and Section 11.14 hereof, and each such financing source and its successors and assigns may enforce such provisions.

Section 11.8 Limited Liability. Notwithstanding any other provision of this Agreement, no stockholder, director, officer, Affiliate, agent or representative of any of the parties hereto, in its capacity as such, shall have any liability in respect of or relating to the covenants, obligations, representations or warranties of such party under this Agreement or in respect of any certificate delivered with respect hereto or thereto and, to the fullest extent legally permissible, each of the parties hereto, for itself and its stockholders, directors, officers and Affiliates, waives and agrees not to seek to assert or enforce any such liability that any such Person otherwise might have pursuant to applicable Law.

Section 11.9 Entire Agreement. This Agreement (together with the other Transaction Agreements, the Confidentiality Agreement, the exhibits and the Disclosure Letters and the other documents delivered pursuant hereto) constitutes the entire agreement of all the parties hereto and supersedes all prior and contemporaneous agreements and understandings, both written and oral, between the parties, or any of them, with respect to the subject matter hereof. All exhibits attached to this Agreement and the Disclosure Letters are expressly made a part of, and incorporated by reference into, this Agreement.

Section 11.10 Governing Law. This Agreement shall be governed by, and construed in accordance with, the laws of the State of Delaware without giving effect to the conflicts of law principles thereof.

Section 11.11 Counterparts. This Agreement may be executed in multiple counterparts (any one of which need not contain the signatures of more than one party), each of which will be deemed to be an original but all of which taken together will constitute one and the same agreement. This Agreement, and any amendments hereto, to the extent signed and delivered by means of a facsimile machine or other electronic transmission, will be treated in all manner and respects as an original agreement and will be considered to have the same binding legal effects as if it were the original signed version thereof delivered in person. At the request of a party, the other party will re-execute original forms thereof and deliver them to the requesting party. No party will raise the use of a facsimile machine or other electronic means to deliver a signature or the fact that any signature was transmitted or communicated through the use of facsimile machine or other electronic means as a defense to the formation of a Contract and each such party forever waives any such defense.

Section 11.12 Jurisdiction; Consent to Jurisdiction.

(a) Exclusive Jurisdiction. Each of the parties irrevocably agrees that any claim, dispute or controversy (of any and every kind or type, whether based on contract, tort, statute, regulation or otherwise, and whether based on state, federal, foreign or any other law), arising out of, relating to or in connection with this Agreement, the Ancillary Agreements, the documents referred to in this Agreement, or any of the transactions contemplated thereby, and including disputes relating to the existence, validity, breach or termination of this Agreement (any such claim being a “Covered Claim”) may be brought and determined in any federal or state court located in the State of Delaware, and each of the parties hereto hereby irrevocably submits in respect of Covered Claims for itself and in respect to its property, generally and unconditionally, to the exclusive jurisdiction of the aforesaid courts and agrees that it may be served with such legal process at the address and in the manner set forth in Section 11.3. Each of the parties hereto hereby irrevocably waives, and agrees not to assert, by way of motion, as a defense, counterclaim or otherwise, in any action or proceeding in respect of Covered Claims (a) any claim that it is not personally subject to the jurisdiction of the above-named courts for any reason other than the failure to lawfully serve process, (b) that it or its property is exempt or immune from jurisdiction of any such court or from any legal process commenced in such courts (whether through service of notice, attachment prior to judgment, attachment in aid of execution of judgment, execution of judgment or otherwise) and (c) to the fullest extent permitted by applicable Laws, that (i) the suit, action or proceeding in any such court is brought in an inconvenient forum, (ii) the venue of such suit, action or proceeding is improper and (iii) this Agreement, or the subject matter hereof, may not be enforced in or by such courts. The parties hereby further agree that New York state or United States Federal courts sitting in the borough of Manhattan, City of New York shall have exclusive jurisdiction over any action brought against any financing source under the Spinco Commitment Letter and Related Letters in connection with the transactions contemplated under this Agreement.

(b) Waiver of Jury Trial. EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE EACH SUCH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT, THE ANCILLARY AGREEMENTS OR THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT AND THE ANCILLARY

AGREEMENTS. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (i) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF ANY LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER, (ii) EACH PARTY UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER, (iii) EACH PARTY MAKES THIS WAIVER VOLUNTARILY, AND (iv) EACH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT, BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS (b).

Section 11.13 Specific Performance. In the event of any actual or threatened default in, or breach of, any of the terms, conditions and provisions of this Agreement or any other Transaction Agreement, the party who is, or is to be, thereby aggrieved will have the right to specific performance and injunctive or other equitable relief in respect of its rights under this Agreement or such Transaction Agreement, in addition to any and all other rights and remedies at law or in equity. The parties agree that the remedies at law for any breach or threatened breach, including monetary damages, are inadequate compensation for any loss and that any defense in any action for specific performance that a remedy at law would be adequate is waived. Any requirements for the securing or posting of any bond with such remedy are waived by each of the parties to this Agreement.

Section 11.14 Certain Lender Agreements. MWV agrees, on behalf of itself and its Affiliates, stockholders and Representatives (collectively, the “MWV Related Parties”), that the financing sources under the Spinco Commitment Letter and Related Letters and their Affiliates, stockholders and Representatives and each of their successors and assigns (i) shall be subject to no liability or claims by the MWV Related Parties arising out of or relating to this Agreement, the Spinco Financing or the transactions contemplated hereby (except with respect to the enforcement of the MWV Commitment Letter) or in connection with the Spinco Financing, or the performance of services by such financing sources or their Affiliates or Representatives with respect to the foregoing and (ii) are express third party beneficiaries of this Section (which may not be changed as to any financing source without its prior written consent).

[SIGNATURE PAGE FOLLOWS]

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date first above written.

MEADWESTVACO CORPORATION

By:	/s/ E. Mark Rajkowski
Name:	E. Mark Rajkowski
Title:	Senior Vice President and Chief Financial Officer

MONACO SPINCO INC.

By:	/s/ E. Mark Rajkowski
Name:	E. Mark Rajkowski
Title:	President

ACCO BRANDS CORPORATION

By:	/s/ Robert J. Keller
Name:	Robert J. Keller
Title:	Chairman and Chief Executive Officer

AUGUSTA ACQUISITION SUB, INC.

By:	/s/ Steven Rubin
Name:	Steven Rubin
Title:	President

[Signature Page to the Merger Agreement]

ANNEX B

SEPARATION AGREEMENT

by and between

MEADWESTVACO CORPORATION,

and

MONACO SPINCO INC.

dated as of

November 17, 2011

- i -

ARTICLE VII

DEFINITIONS

SCHEDULES

Schedule 1.1	-	Plan of Reorganization
Schedule 1.4(a)(ii)	-	Schedule of Spinco Facilities
Schedule 1.4(a)(iii)	-	Schedule of Spinco Entity Interests
Schedule 1.4(a)(iv)	-	Schedule of Spinco Shared Contracts
Schedule 1.4(a)(v)	-	Schedule of Spinco Governmental Approvals
Schedule 1.4(a)(vi)	-	Schedule of Registrable IP
Schedule 1.4(a)(xiii)	-	Schedule of Actions
Schedule 1.4(a)(xiv)	-	Schedule of Tangible Personal Property
Schedule 1.4(b)(i)	-	Schedule of Excluded Assets
Schedule 1.4(b)(ii)	-	Schedule of Excluded IP Assets
Schedule 1.5(a)(i)	-	Schedule of Spinco Liabilities
Schedule 1.6(b)(i)	-	Schedule of Intercompany Agreements Not To be Terminated
Schedule 1.6(c)	-	Plan for Intercompany Accounts

Schedule 1.7	-	Schedule of Consents or Governmental Approvals
Schedule 1.10(a)	-	Certain Real Estate Leases
Schedule 2.4(a)(vi)	-	Schedule of Resigning Officers and Directors of the Spinco Group
Schedule 2.4(b)(iii)	-	Schedule of Resigning Officers and Directors of the Parent Group
Schedule 2.7(a)	-	Accounting Exhibit
Schedule 2.7	-	Working Capital

EXHIBITS

Exhibit A	-	Form of Tax Matters Agreement
Exhibit B	-	Form of Transition Services Agreement
Exhibit C	-	Form of Employee Benefits Agreement

SEPARATION AGREEMENT

This Separation Agreement (this “Agreement”) is dated as of November 17, 2011, by and between MEADWESTVACO CORPORATION, a Delaware corporation (“Parent”) and Monaco SpinCo Inc., a Delaware corporation and currently a wholly owned Subsidiary of Parent. Capitalized terms used in this Agreement and not otherwise defined have the meanings ascribed to such terms in Article VII.

RECITALS

1. Parent is engaged, directly and indirectly, in the C&OP Business;

2. The Board of Directors of Parent has determined that it would be in the best interests of Parent and its stockholders to separate the C&OP Business from the other businesses of Parent;

3. Parent has caused Spinco, which currently conducts no business operations and has no assets or liabilities other than in connection with its formation, to be formed in order to facilitate such separation;

4. Parent currently owns all of the issued and outstanding shares of common stock, par value $0.001 per share, of Spinco (the “Spinco Common Stock”);

5. Parent and Spinco have each determined that it would be appropriate and desirable for Parent and certain of its Subsidiaries to contribute and transfer to Spinco, and for Spinco to receive and assume, directly or indirectly, certain Assets and Liabilities of the C&OP Business in exchange for (a) Parent’s receipt of shares of Spinco Common Stock issued pursuant to the Spinco Stock Issuance, and (b) the distribution of the Special Dividend, as further described herein and in the Merger Agreement;

6. Parent and Spinco contemplate that, concurrently with or immediately following the Spinco Reorganization as further described herein, Spinco will enter into the Debt Financing Agreements with respect to the Spinco Commitment Letter and Related Letters as further described herein and in the Merger Agreement (the Spinco Financing, and the entry into the Debt Financing Agreements, together with the Spinco Stock Issuance and the Special Dividend, the “Recapitalization”);

7. Parent and Spinco contemplate that, following the Spinco Reorganization and Recapitalization, Parent will distribute all of the shares of Spinco Common Stock to Parent stockholders without consideration on a pro rata basis (the “Distribution”);

8. For U.S. federal income tax purposes, the Spinco Reorganization and the Distribution, taken together, are intended to qualify as a reorganization under Section 368(a)(1)(D) of the Code;

9. Parent intends to request a private letter ruling from the U.S. Internal Revenue Service substantially to the effect that, among other things, (i) the Spinco Reorganization and the Distribution, taken together, will qualify as a reorganization under Section 368(a)(1)(D) of the Code, and (ii) Parent will not recognize gain or loss for U.S. federal income Tax purposes in connection with the receipt of the Spinco Distribution Debt or the consummation of the Debt Exchange (the “Private Letter Ruling”);

10. Pursuant to the Agreement and Plan of Merger, dated November 17, 2011 (the “Merger Agreement”), among Parent, Spinco, ACCO Brands Corporation, a Delaware corporation (“Acquirer”), and Merger Sub, a Delaware corporation and a wholly owned subsidiary of Acquirer (“Merger Sub”), immediately following the Distribution, Merger Sub will merge with and into Spinco (the “Merger”) and Spinco Common Stock will be converted into shares of common stock of Acquirer on the terms and subject to the conditions of the Merger Agreement;

11. It is a condition to the Merger that, prior to the Effective Time (as defined in the Merger Agreement), the Distribution be completed;

12. The Distribution will be carried out for the corporate business purpose of tailoring Spinco’s corporate structure to facilitate the Merger (which, for U.S. federal income tax purposes, is intended to qualify as a “reorganization” within the meaning of Section 368(a) of the Code);

13. Parent and Spinco have determined that (a) the Merger will not be undertaken unless the Distribution occurs, (b) the Merger cannot be accomplished by an alternative nontaxable transaction that does not involve the Distribution and is neither impractical nor unduly expensive, and (c) Acquirer is not related to Parent or Spinco;

14. This Agreement is intended to be a “plan of reorganization” within the meaning of Treasury Regulation Section 1.368-2(g); and

15. The Parties intend in this Agreement to set forth the principal arrangements between them regarding the Spinco Reorganization, the Recapitalization and the Distribution, and certain other agreements that will, following the Distribution, govern certain matters relating to the Spinco Reorganization, the Recapitalization and the Distribution and the relationship of Parent, Spinco and their respective Subsidiaries.

Accordingly, the Parties agree as follows:

ARTICLE I

THE SPINCO REORGANIZATION

Section 1.1 Transfer of Spinco Assets; Assumption of Spinco Liabilities. Except as provided in Section 1.7(b), effective as of the Business Transfer Time, in accordance with the plan and structure set forth on Schedule 1.1 (such plan and structure being referred to herein as the “Plan of Reorganization”) and to the extent not previously effected pursuant to the steps of the Plan of Reorganization:

(a) Parent will assign, transfer, convey and deliver (“Convey”) (or will cause any applicable Subsidiary to Convey) to Spinco, or, to the extent set forth in the Plan of Reorganization, a Spinco Entity, and Spinco will accept from Parent (or the applicable Subsidiary of Parent) (or will cause any applicable Spinco Entity to accept) all of Parent’s and its applicable Subsidiaries’ respective direct or indirect right, title and interest in and to all Spinco Assets (other than any Spinco Assets that are already held as of the Business Transfer Time by Spinco or a Spinco Entity, which Spinco Asset will continue to be held by Spinco or such Spinco Entity); and

(b) Parent will Convey (or will cause any applicable Subsidiary to Convey) to Spinco or, to the extent set forth in the Plan of Reorganization, a Spinco Entity, and Spinco will assume, perform, discharge and fulfill when due and, to the extent applicable, comply with (or will cause any applicable Spinco Entity to assume, perform, discharge and fulfill when due and, to the extent applicable, comply with) all of the Spinco Liabilities, in accordance with their respective terms (other than any Spinco Liabilities that as of the Business Transfer Time is already a Liability of Spinco or a Spinco Entity, which Spinco Liability will continue to be a Liability of Spinco or such Spinco Entity). As between members of the Parent Group, on the one hand, and members of the Spinco Group, on the other hand, following the Business Transfer Time, the members of the Spinco Group will be solely responsible for all Spinco Liabilities, on a joint and several basis.

Section 1.2 Transfer of Excluded Assets; Assumption of Excluded Liabilities. Except as provided in Section 1.7(b), prior to the Business Transfer Time, in accordance with the Plan of Reorganization and to the extent not previously effected pursuant to the steps of the Plan of Reorganization:

(a) Parent will cause any applicable member or members of the Spinco Group to Convey to Parent or, to the extent set forth in the Plan of Reorganization, a Subsidiary of Parent, and Parent will accept from such applicable member or members of the Spinco Group (or will cause any applicable Subsidiary of Parent to accept) all of such member’s or members’ direct or indirect right, title and interest in and to all Excluded Assets; and

(b) Parent will cause any applicable member or members of the Spinco Group to Convey to Parent or, to the extent set forth in the Plan of Reorganization, a Subsidiary of Parent, and Parent will assume, perform, discharge and fulfill when due, and to the extent applicable, comply with (or will cause the applicable Subsidiary of Parent to assume, perform, discharge and fulfill when due, and to the extent applicable, comply with) all of the Excluded Liabilities, in accordance with their respective terms. As between members of the Parent Group, on the one hand, and members of the Spinco Group, on the other hand, following the Business Transfer Time, the members of the Parent Group will be solely responsible for all Excluded Liabilities, on a joint and several basis.

Section 1.3 Misallocated Transfers. In the event that at any time or from time to time (whether prior to, at or after the Business Transfer Time), either Party (or any member of the Parent Group or the Spinco Group, as applicable) is the owner of, receives or otherwise comes to possess any Asset (including the receipt of payments made pursuant to Contracts and proceeds from accounts receivable) or Liability that is allocated to any Person that is a member of the other Group pursuant to this Agreement or any Ancillary Agreement (except in the case of any acquisition of Assets from the other Party for value subsequent to the Business Transfer Time), such Party will promptly transfer, or cause to be transferred, such Asset or Liability to the Person so entitled thereto. Prior to any such transfer, such Asset or Liability will be held in accordance with Section 1.7(d).

Section 1.4 Spinco Assets; Excluded Assets.

(a) For purposes of this Agreement, “Spinco Assets” mean, in each case to the extent existing and owned immediately prior to the Business Transfer Time by Parent or any of its Subsidiaries (except as otherwise set forth below), the following Assets:

(i) all inventories of materials, parts, raw materials, packaging materials, stores, supplies, work-in-process, goods in transit, and finished goods and products that are, in each case, used or held for use primarily in the C&OP Business (the “Spinco Inventory”);

(ii) all Real Property Interests in the facilities that are used or held for use primarily in the C&OP Business, including those listed or described on Schedule 1.4(a)(ii) (the “Spinco Facilities”);

(iii) all issued and outstanding capital stock of, or other equity interests in, the Subsidiaries of Parent listed or described on Schedule 1.4(a)(iii) (such stock or other equity interests, the “Spinco Entity Interests,” and such Subsidiaries, the “Spinco Entities”);

(iv) all interests, rights, claims and benefits of Parent and any of its Subsidiaries pursuant to and associated with all Contracts (other than Shared Contracts) that are related primarily to the C&OP Business and, to the extent provided in Section 1.7(c), the Contracts for the sole benefit of Spinco into which the Contracts listed on Schedule 1.4(a)(iv) (the “Shared Contracts”) are separated (collectively, the “Spinco Contracts”);

(v) all approvals, consents, franchises, licenses, permits, registrations, authorizations and certificates or other rights issued or granted by any Governmental Authority and all pending applications therefor that are, in each case, used primarily in, or held primarily for the benefit of, the C&OP Business, including those listed or described on Schedule 1.4(a)(v) (the “Spinco Governmental Approvals”);

(vi) (A) all patents, patent applications, statutory invention registrations, registered trademarks, registered service marks, registered Internet domain names and copyright registrations (collectively, “Registrable IP”) that are, in each case, used or held for use primarily in the C&OP Business, including the Registrable IP listed or described on Schedule 1.4(a)(vi), (B) the other trademark registrations listed or described on Schedule 1.4(a)(vi) that are not used primarily in the C&OP Business (the “Non-Primary

Trademark Registrations”), and (C) all Intellectual Property, other than Registrable IP, that is used or held for use primarily in the C&OP Business, including those listed or described on Schedule 1.4(a)(vi), but in each case, excluding the Excluded Name IP;

(vii) (A) all business and employment records related primarily to the C&OP Business, including the minute and other record books and related stock and equity interests records of the Spinco Entities, and (B) all other books, records, ledgers, files, documents, correspondence, lists, plats, drawings, photographs, product literature (including historical), advertising and promotional materials, distribution lists, customer lists, supplier lists, studies, market and product share data (including historical), reports, operating, production and other manuals, manufacturing and quality control records and procedures, research and development files, and accounting and business books, records, files, documentation and materials, in all cases whether in paper, microfilm, microfiche, computer tape or disc, magnetic tape or any other form, in each case that are related primarily to the C&OP Business (collectively, the “Spinco Books and Records”); provided, that (1) Parent will be entitled to retain a copy of the Spinco Books and Records, which will be subject to the provisions of Section 5.2(g), (2) neither clause (A) nor (B) will be deemed to include any books, records or other items with respect to which it is not reasonably practicable to identify and extract the portion thereof related primarily to the C&OP Business from the portions thereof that relate primarily to businesses of Parent other than the C&OP Business; (3) to the extent required to satisfy Parent’s legal or other obligations, Parent will be entitled to retain original copies of the Spinco Books and Records, which will be subject to the provisions of Section 5.2(g), and will provide Spinco with a copy of all such retained Spinco Books and Records; and (4) the TSA will govern the delivery to Spinco of any such books, records or other items that are maintained in electronic form;

(viii) all rights in all telephone, mobile telephone and fax numbers and post office boxes, in each case, used or held for use primarily in the C&OP Business; all websites maintained primarily for the C&OP Business and the content, information and databases contained therein (other than any Excluded IP Assets contained therein); and all uniform product codes and other similar data identifiers used or held for use primarily in the C&OP Business;

(ix) all cash and cash equivalents in the Spinco Accounts not withdrawn prior to the Business Transfer Time;

(x) all trade accounts and notes receivable and other amounts receivable arising from the sale or other disposition of goods, or the performance of services, by the C&OP Business;

(xi) all prepaid expenses, prepaid property taxes, security deposits, credits, deferred charges, advanced payments that are, in each case, related primarily to the C&OP Business (other than prepaid insurance premiums, deposits, security or other prepaid amounts in connection with workers’ compensation and other Policies);

(xii) all rights with respect to third party warranties and guaranties that are, in each case, related primarily to the C&OP Business and all related claims, credits, rights of recovery and other similar rights as to such third parties

(xiii) all rights to causes of action, lawsuits, judgments, claims and demands that are, in each case, related primarily to the C&OP Business, including those listed or described on Schedule 1.4(a)(xiii);

(xiv) all computers and other electronic data processing equipment, fixtures, machinery, equipment, furniture, office equipment, motor vehicles and other transportation equipment, special and general tangible tools, prototypes, models, and other tangible personal property that are, in each case, used or held for use primarily in the C&OP Business, including those listed or described in Schedule 1.4(a)(xiv);

(xv) all assets expressly identified in this Agreement or any Ancillary Agreement as assets to be acquired by any member of the Spinco Group hereunder or thereunder; and

(xvi) any and all other Assets (other than Excluded Assets) owned that are used or held for use primarily in, or related primarily to, the C&OP Business. The intention of this clause (xvi) is only to rectify any inadvertent omission of Conveyance of any Assets that, had the Parties given specific consideration to such Asset as of the date of this Agreement, would have otherwise been classified as a Spinco Asset. No Asset will be deemed a Spinco Asset solely as a result of this clause (xvi) unless a claim with respect thereto is made by Spinco on or prior to the one-year anniversary of the Business Transfer Time.

A single Asset may fall within more than one of clauses (i) through (xvi) in this Section 1.4(a); such fact does not imply that (x) such Asset must be Conveyed more than once or (y) any duplication of such Asset is required. The fact that an Asset may be excluded under one clause does not imply that it is not intended to be included under another. Notwithstanding anything to the contrary, no Intellectual Property that does not fall within clause (vi) or (viii) will be deemed to be included in any other clause of this Section 1.4(a).

(b) Notwithstanding the foregoing clause (a), the Spinco Assets will not in any event include any of the following Assets (the “Excluded Assets”):

(i) the Assets listed or described on Schedule 1.4(b)(i);

(ii) any Intellectual Property in which the Parent Group or the Spinco Group has any right, title or interest, other than (A) Intellectual Property used or held for use primarily in the C&OP Business (other than any registered and unregistered rights in the name listed on Schedule 1.4(b)(ii) (the “Excluded Name IP”)), and (B) the Non-Primary Trademark Registrations (collectively, the “Excluded IP Assets”);

(iii) any cash or cash equivalents withdrawn from any Spinco Accounts prior to the Business Transfer Time;

(iv) except to the extent provided in Section 5.7, all insurance policies, binders and claims and rights thereunder and all prepaid insurance premiums;

(v) any Contracts not related primarily to the C&OP Business (except as provided in Section 1.7(c) with respect to the Contracts into which the Shared Contracts are separated);

(vi) all Spinco Benefit Plans (whether or not listed in Section 6.11(a)(i) of the Parent Disclosure Letter to the Merger Agreement) or any other compensation or benefit plans, agreements or arrangements of the Parent Group, all trusts, trust assets, trust accounts, reserves, insurance policies and other assets held in connection therewith, and all data and records required to administer the benefits under any of the foregoing; and

(vii) the Assets of any member of the Parent Group to the extent relating to the Parent Group’s business or operations in India or Hong Kong;

(viii) the Assets of any member of the Parent Group not included in any of the clauses in Section 1.4(a) above; and

(ix) all Assets that are expressly contemplated by this Agreement or any Ancillary Agreement as Assets to be retained by any member of the Parent Group.

The Parties acknowledge and agree that neither Spinco nor any of its Subsidiaries will acquire or be permitted to retain any direct or indirect right, title and interest in any Excluded Assets through the Conveyance of the Spinco Entity Interests, and that if any of the Spinco Entities owns, leases or has the right to use any such Excluded Assets, such Excluded Assets must be Conveyed to Parent as contemplated by Section 1.2(a). For the avoidance of doubt, no right, title and interest in and to the Excluded IP Assets are being acquired by Spinco or any entity in the Spinco Group.

Section 1.5 Spinco Liabilities.

(a) For the purposes of this Agreement, “Spinco Liabilities” means (regardless of (1) whether the facts on which such Liabilities are based occurred prior to, at or subsequent to the Business Transfer Time, (2) whether or not such Liabilities are asserted or determined prior to, at or subsequent to the Business Transfer Time, (3) where or against whom such Liabilities are asserted or determined (including any such Liabilities arising out of claims made by Parent’s or Spinco’s respective directors, officers, employees, agents, Subsidiaries or Affiliates against any member of the Parent Group or the Spinco Group), and (4) whether or not such Liabilities arise from or alleged to arise from negligence, recklessness, violation of Law, fraud or misrepresentation by any member of the Parent Group or the Spinco Group (including any of their respective directors, officers, employees, agents, Subsidiaries or Affiliates)) the following Liabilities:

(i) all Liabilities listed or described on Schedule 1.5(a)(i);

(ii) all Liabilities to the extent relating to, arising out of or resulting from any Spinco Assets;

(iii) all trade and other accounts payable related primarily to the C&OP Business;

(iv) all operating expenses and other current Liabilities (including Liabilities for services and goods for which an invoice has not been received prior to the Business Transfer Time) related primarily to the C&OP Business;

(v) subject to the limitations set forth in Section 1.7, all Liabilities under the Spinco Contracts including, to the extent provided in Section 1.7(c), the Contracts for the sole benefit of Spinco into which the Shared Contracts are separated;

(vi) all Liabilities arising from commitments (in the form of issued purchase orders or otherwise), quotations, proposals and bids to purchase or acquire raw materials, components, supplies or services related primarily to the C&OP Business or to make charitable contributions related primarily to the C&OP Business;

(vii) all Liabilities arising from commitments (in the form of accepted purchase orders or otherwise), quotations, proposals and bids to sell products or provide services related primarily to the C&OP Business;

(viii) all Liabilities with respect to any return, rebate, discount, credit, recall warranty, customer program, or similar Liabilities relating primarily to products of the C&OP Business;

(ix) all Liabilities for death, personal injury, advertising injury, other injury to persons or property damage relating to, resulting from, caused by or arising out of, directly or indirectly, use of or exposure to any of the products (or any part or component) designed, manufactured, serviced or sold, or services performed, by, or on behalf of, the Consumer & Office Products Business, including any such Liabilities for negligence, strict liability, design or manufacturing defect, failure to warn, or breach of express or implied warranties of merchantability or fitness for any purpose or use;

(x) all Liabilities relating to, resulting from, caused by or arising out of the Consumer & Office Products Business or any Spinco Assets to the extent that the same constitute, may constitute or are alleged to constitute a tort, breach of contract or violation of, or non-compliance with, any Law or any approval, consent, franchise, license, permit, registration, authorization or certificate or other right issued or granted by any Governmental Authority, other than Excluded Liabilities;

(xi) all Liabilities relating to workers’ compensation or similar benefits, or claims for occupational health and safety, occupational disease, or occupational injury, or other claim relating to health, safety, disease or injury with respect to any Spinco Employee or any other Person who is or was employed by the Consumer & Office Products Business at any of the Spinco Facilities; or at any facility owned, leased or operated by the Consumer & Office Products Business or any of its predecessors prior to the Business Transfer Time (other than any such Person who was an employee of a Divested Business and whose employment with Parent and its Subsidiaries terminated in connection with the sale of the Divested Business) (the “Spinco Workers Compensation Claims”);

(xii) all Liabilities relating to any judicial, administrative or arbitral action, suit, proceeding (public or private) or governmental proceeding or investigation related primarily to the Consumer & Office Products Business;

(xiii) all Liabilities under the Spinco Financing and Debt Financing Agreements;

(xiv) (A) all Liabilities relating to or arising out of any Environmental Conditions arising out of operations at any of the Spinco Facilities, or otherwise existing on or under any of the Spinco Facilities (including any Release of Hazardous Materials occurring before, at or after the Business Transfer Time that has migrated, is migrating or in the future migrates to any of the Spinco Facilities ) or any violation of Environmental Law as a result of the operation of any of the Spinco Facilities, other than the Excluded Environmental Liabilities and (B) all Liabilities relating to or arising out of any Environmental Conditions at any third-party site arising from Hazardous Materials generated at any of the Spinco Facilities;

(xv) all Liabilities relating to or arising out of any litigation filed on or after the Business Transfer Time relating to exposure to asbestos or asbestos-containing materials at any Spinco Facilities;

(xvi) all Liabilities, other than Excluded Liabilities, to the extent arising out of or resulting from:

(A) the operation of the Spinco Business or the ownership or use of the Spinco Assets at any time before, at or after the Business Transfer Time by any member of the Spinco Group, Acquirer Group or any of their respective predecessors or, prior to the Business Transfer Time, any member of the Parent Group or any of their predecessors;

(B) the operation of any other business conducted by any member of the Spinco Group or the Acquirer Group at any time after the Business Transfer Time (including any Liability relating to, arising out of or resulting from any act or failure to act by any director, officer, employee, agent or representative of any member of the Spinco Group (whether or not such act or failure to act is or was within such Person’s authority)); or

(C) any of the terminated or discontinued businesses and operations of the Consumer & Office Products Business (other than the Divested Businesses);

(xvii) all Liabilities that are expressly provided by this Agreement or any Ancillary Agreement as Liabilities to be assumed or retained by, or allocated to, any member of the Spinco Group; and

(xviii) all Liabilities of any member of the Spinco Group or Acquirer Group under this Agreement or any of the Ancillary Agreements.

A single Liability may fall within more than one of clauses (i) through (xviii) in this Section 1.5(a); such fact does not imply that (x) such Liability must be Conveyed more than once or (y) any duplication of such Liability is required. The fact that a Liability may be excluded under one clause does not imply that it is not intended to be included under another.

(b) Notwithstanding the foregoing clause (a), the Spinco Liabilities will not in any event include any of the following Liabilities (the “Excluded Liabilities”):

(i) all Liabilities to the extent relating to, arising out of or resulting from any Excluded Assets;

(ii) (A) all Liabilities relating to or arising out of any Environmental Conditions at any Past Facilities or any violation of Environmental Law as a result of the operation of any Past Facilities, and (B) all Liabilities relating to or arising out of any Environmental Conditions at any third-party site (excluding any Spinco Facility) arising from Hazardous Materials generated at any Past Facility (collectively, “Excluded Environmental Liabilities”);

(iii) all Liabilities relating to or arising out of any Divested Business (including all Liabilities with respect to any Asset included in the sale of the Divested Business, any products designed, manufactured, serviced or sold by, or services performed by, the Divested Business and any former employees of the C&OP Business whose employment with Parent and its Subsidiaries terminated in connection with the sale of the Divested Business);

(iv) all Liabilities relating to or arising out of any litigation filed prior to the Business Transfer Time relating to exposure to asbestos or asbestos-containing materials at any Spinco Facilities;

(v) all Liabilities that are expressly provided by this Agreement or any Ancillary Agreement as Liabilities to be retained or assumed by Parent or any other member of the Parent Group;

(vi) all Liabilities of any member of the Parent Group under this Agreement or any of the Ancillary Agreements; and

(vii) all Liabilities of any member of the Parent Group not included in any of the clauses in Section 1.5(a).

The Parties acknowledge and agree that neither Spinco nor any other member of the Spinco Group will be required to assume or retain any Excluded Liabilities as a result of the Conveyance of the Spinco Entity Interests, and that if any of the Spinco Entities is liable for any Excluded Liabilities, such Excluded Liabilities will be assumed by Parent as contemplated by Section 1.2(b).

Section 1.6 Termination of Intercompany Agreements; Settlement of Intercompany Accounts.

(a) Termination of Intercompany Agreements. Except as set forth in Section 1.6(b) and Section 1.6(c), Spinco, on behalf of itself and each other member of the Spinco Group, on the one hand, and Parent, on behalf of itself and each other member of the Parent Group, on the other hand, will terminate, effective as of the Business Transfer Time, any and all Contracts between or among Spinco or any member of the Spinco Group, on the one hand, and Parent or any member of the Parent Group, on the other hand. No such Contract (including any provision thereof which purports to survive termination) will be of any further force or effect after the Business Transfer Time and all parties will be released from all Liabilities thereunder. Each Party will, at the reasonable request of any other Party, take, or cause to be taken, such other actions as may be necessary to effect the foregoing.

(b) Exceptions to Termination of Intercompany Agreements. The provisions of Section 1.6(a) will not apply to any of the following Contracts (or to any of the provisions thereof):

(i) any Contracts listed or described on Schedule 1.6(b)(i);

(ii) this Agreement, the Merger Agreement and the Ancillary Agreements (and each other Contract expressly contemplated by this Agreement, the Merger Agreement or any Ancillary Agreement to be entered into or continued by any of the Parties or any of the members of their respective Groups);

(iii) any Contracts to which any Person other than the Parties and their respective Affiliates is a party (it being understood that to the extent that the rights and Liabilities of the Parties and the members of their respective Groups under any such Contracts constitute Spinco Assets or Spinco Liabilities, they will be Conveyed pursuant to Section 1.1(a) or Section 1.1(b), or allocated pursuant to Section 1.7(d)); and

(iv) any Contracts to which any non-wholly owned Subsidiary of Parent or Spinco, as the case may be, is a party (it being understood that directors’ qualifying shares or similar interests will be disregarded for purposes of determining whether a Subsidiary is wholly owned) (it being understood that to the extent that the rights and Liabilities of the Parties and the members of their respective Groups under any such Contracts constitute Spinco Assets or Spinco Liabilities, they will be Conveyed pursuant to Section 1.1(a) or Section 1.1(b), or allocated pursuant to Section 1.7(d)).

(c) Settlement of Intercompany Accounts. All of the intercompany receivables, payables, loans and other accounts between Spinco or any member of the Spinco Group, on the one hand, and Parent or any member of the Parent Group, on the other hand, in existence as of immediately prior to the Business Transfer Time (collectively, the “Intercompany Accounts”) will be settled at the Business Transfer Time pursuant to the procedures set forth in Schedule 1.6(c).

Section 1.7 Governmental Approvals and Third-Party Consents.

(a) Obtaining Consents. To the extent that the consummation of the Spinco Reorganization or the Distribution requires any third-party Consents or Governmental Approvals, subject to the next two sentences, the Parties will use their respective commercially reasonable efforts to obtain such Consents or Governmental Approvals, as soon as reasonably practicable, at the times indicated on Schedule 1.7 and subject to the limitations set forth in Section 1.7(b). However, Parent will under no circumstance be required to make any payments or offer or grant any accommodation (financial or otherwise, regardless of any provision to the contrary in the underlying Contract, including any requirements for the securing or posting of any bonds, letters of credit or similar instruments, or the furnishing of any guarantees) to any third party to obtain any Consent or Governmental Approvals unless and to the extent that Spinco or Acquirer agrees to reimburse and make whole Parent to Parent’s reasonable satisfaction for any payment or other accommodation made by Parent at Spinco’s request. Spinco hereby agrees to reimburse and make whole Parent to Parent’s reasonable satisfaction any payment or other accommodation made by Parent in respect of the third-party Consents or Governmental Approvals specifically identified as a “Required Consent” on Schedule 1.7. Spinco agrees that in the event that any third party or Governmental Authority requests that Parent make a payment or offer or grant an accommodation to obtain a third-party Consents or Governmental Approvals and Spinco does not agree to reimburse or make whole Parent in connection therewith, Spinco shall not be entitled to the benefits of the provision in, Parent will not be obligated to take any efforts under, Section 1.7(d) in respect of any Spinco Asset, Spinco Liability, Excluded Asset or Excluded Liability which Conveyance is subject to such third-party Consents or Governmental Approvals. For the avoidance of doubt, the required efforts and responsibilities of the Parties (i) to seek the Consents necessary to provide the Services (as defined in the TSA) will be governed by Section 3.2 of the TSA and (ii) to seek approval pursuant to the HSR Act or Foreign Competition Laws (each as defined in the Merger Agreement) and the Company Stockholder Approval (as defined in the Merger Agreement) will be governed by the Merger Agreement. The obligations set forth in this Section 1.7(a) will terminate on the one-year anniversary of the Business Transfer Time.

(b) Transfer in Violation of Laws or Requiring Consent or Governmental Approval. If and to the extent that the valid, complete and perfected Conveyance to the Spinco Group of any Spinco Asset or Spinco Liability, or to the Parent Group of any Excluded Asset or Excluded Liability, would be a violation of applicable Laws or require any Consent or Governmental Approval in connection with the Spinco Reorganization, the Recapitalization or the Distribution, then notwithstanding any other provision hereof, the Conveyance to the Spinco Group of any such Spinco Asset or Spinco Liability, or to the Parent Group of any such Excluded Asset or Excluded Liability, will automatically be deferred, and no Conveyance will occur until all legal or contractual impediments are removed or such Consents or Governmental Approvals have been obtained. Any Asset or Liability which Conveyance has been so deferred will still be considered a Spinco Asset, a Spinco Liability, an Excluded Asset, or an Excluded Liability, as applicable, and will be subject to Section 1.7(d). Notwithstanding the foregoing, Parent or Spinco may elect to require the immediate Conveyance of any Spinco Asset, Spinco Liability, Excluded Asset or Excluded Liability notwithstanding any requirement that an immaterial Consent or immaterial Governmental Approval be obtained; provided that (i) if Spinco so elects to require the immediate Conveyance of any such Asset or Liability, any Liabilities arising from such Conveyance will be deemed to be Spinco Liabilities, (ii) if Parent so elects to require the immediate Conveyance of any such Asset or Liability, any Liabilities arising from such Conveyance will be deemed to be Excluded Liabilities, and (iii) if Spinco and Parent jointly agree to immediately Convey such Asset or Liability, any Liabilities arising from such Conveyance will be shared evenly between Spinco and Parent and, notwithstanding any provision in Section 4.5(b) to the contrary, the defense of any Third-Party Claim relating thereto will be jointly managed by Spinco and Parent. The Parties will use their commercially reasonable efforts promptly to obtain any Consents or Governmental Approvals as required by Section 1.7(a) and to take the actions required by Section 1.7(d) pending removal of legal or contractual impediments or receipt of Consents or Governmental Approvals. If and when the legal or contractual impediments the presence of which caused the deferral of transfer of any Asset or Liability pursuant to this Section 1.7(b) are removed or any Consents and/or Governmental Approvals the absence of which caused the deferral of transfer of any Asset or Liability pursuant to this Section 1.7(b) are obtained, the transfer of the applicable Asset or Liability will be effected promptly in accordance with the terms of this Agreement and/or the applicable Ancillary Agreement(s). The obligations set forth in this Section 1.7(b) will terminate on the one-year anniversary of the Business Transfer Time.

(c) Shared Contracts. The Parties will use their respective commercially reasonable efforts to separate the Shared Contracts into separate Contracts effective as of the Business Transfer Time so that from and after the Business Transfer Time Spinco will have the sole benefit and Liabilities with respect to each Shared Contract to the extent related to the C&OP Business and the Parent Group will have the sole benefit and Liabilities with respect to each Shared Contract to the extent not related to the C&OP Business. Upon such separation of a Shared Contract, the separated Contract that is related to the C&OP Business will be a Spinco Contract and the other separated Contract will be an Excluded Asset. If the counterparty to any Shared Contract that is entitled under the terms of the Shared Contract to Consent to the separation of the Shared Contract in the manner set forth in this Section 1.7(c) has not provided such Consent, then the Parties will use their respective commercially reasonable efforts promptly to develop and implement arrangements to make the portion of the Shared Contract related to the C&OP Business available for use by (and the benefit of) Spinco in accordance with Section 1.7(d). If and when any such Consent is obtained, the Shared Contract will be separated in accordance with this Section 1.7(c). The obligations set forth in this Section 1.7(c) will terminate on the one-year anniversary of the Business Transfer Time.

(d) Conveyances Not Consummated Prior To or At the Business Transfer Time. Subject to the third sentence of Section 1.7(a), if the Conveyance of any Asset or Liability intended to be Conveyed is not consummated prior to or at the Business Transfer Time, whether as a result of the provisions of Section 1.7(b) or Section 1.7(c) or for any other reason (including any misallocated transfers subject to Section 1.3), then, insofar as reasonably possible (taking into account any applicable restrictions or considerations relating to the contemplated Tax treatment of the Transactions) and to the extent permitted by applicable Law, the Person retaining such Asset or Liability, as the case may be, (i) will thereafter hold such Asset or Liability, as the case may be, in trust for the use and benefit and burden of the Person entitled thereto (and at such Person’s sole expense) until the consummation of the Conveyance thereof (or as otherwise determined by Parent and Spinco, as applicable, in accordance with Section 1.7(b) or Section 1.7(c)); and (ii) use commercially reasonable efforts to take such other actions as may be reasonably requested by the Person to whom such Asset or Liability is to be Conveyed (at the expense of the Person holding such Asset or Liability, as the case may be) in order to place such Person in substantially the same position as if such Asset or Liability had been Conveyed as contemplated hereby and so that all the benefits and burdens relating to such Asset or Liability, as the case may be, including possession, use, risk of loss, potential for gain, any Tax liabilities in respect thereof and dominion, control and command over such Asset or Liability, as the case may be, are to inure from and after the Business Transfer Time to the Person to whom such Asset or Liability is to be Conveyed. Any Person retaining an Asset or a Liability due to the deferral of the Conveyance of such Asset or Liability, as the case may be, will not be required, in connection with the foregoing, to make any payments or offer or grant any accommodation (financial or otherwise, regardless of any provision to the contrary in the underlying Contract, including any requirements for the securing or posting of any bonds, letters of credit or similar instruments, or the furnishing of any guarantees) to any third party, except to the extent that the Person entitled to the Asset or responsible for the Liability, as applicable, agrees to reimburse and make whole the Person retaining an Asset or a Liability, to such Person’s reasonable satisfaction, for any payment or other accommodation made by the Person retaining an Asset or a Liability at the request of the Person entitled to the Asset or responsible for the Liability. The obligations set forth in this Section 1.7(d) will terminate on the one-year anniversary of the Business Transfer Time.

Section 1.8 No Representation or Warranty. EXCEPT TO THE EXTENT OTHERWISE PROVIDED FOR IN THIS AGREEMENT OR IN THE MERGER AGREEMENT, SPINCO (ON BEHALF OF ITSELF AND MEMBERS OF THE SPINCO GROUP) ACKNOWLEDGES THAT NONE OF PARENT NOR ANY MEMBER OF THE PARENT GROUP MAKES ANY EXPRESS OR IMPLIED REPRESENTATION OR WARRANTY HEREIN AS TO ANY MATTER WHATSOEVER, INCLUDING ANY REPRESENTATION OR WARRANTY WITH RESPECT TO: (A) THE CONDITION OR THE

VALUE OF ANY SPINCO ASSET OR THE AMOUNT OF ANY SPINCO LIABILITY; (B) THE FREEDOM FROM ANY SECURITY INTEREST OF ANY SPINCO ASSET; (C) THE ABSENCE OF DEFENSES OR FREEDOM FROM COUNTERCLAIMS WITH RESPECT TO ANY CLAIM TO BE CONVEYED TO SPINCO OR HELD BY A MEMBER OF THE SPINCO GROUP; OR (D) ANY IMPLIED WARRANTIES OF MERCHANTABILITY AND FITNESS FOR A PARTICULAR PURPOSE OR TITLE. EXCEPT TO THE EXTENT OTHERWISE PROVIDED FOR IN THIS AGREEMENT OR IN THE MERGER AGREEMENT, SPINCO (ON BEHALF OF ITSELF AND MEMBERS OF THE SPINCO GROUP) FURTHER ACKNOWLEDGES THAT ALL OTHER WARRANTIES THAT PARENT OR ANY MEMBER OF THE PARENT GROUP GAVE OR MIGHT HAVE GIVEN, OR WHICH MIGHT BE PROVIDED OR IMPLIED BY APPLICABLE LAW OR COMMERCIAL PRACTICE, ARE HEREBY EXPRESSLY EXCLUDED. EXCEPT TO THE EXTENT OTHERWISE PROVIDED FOR IN THIS AGREEMENT OR IN THE MERGER AGREEMENT, ALL ASSETS TO BE TRANSFERRED TO SPINCO (AND ALL OF THE SPINCO ASSETS HELD BY THE SPINCO ENTITIES) WILL BE TRANSFERRED WITHOUT ANY COVENANT, REPRESENTATION OR WARRANTY (WHETHER EXPRESS OR IMPLIED) AND ARE HELD “AS IS, WHERE IS” AND FROM AND AFTER THE CLOSING SPINCO WILL BEAR THE ECONOMIC AND LEGAL RISK THAT ANY CONVEYANCE WILL PROVE TO BE INSUFFICIENT TO VEST IN SPINCO GOOD AND MARKETABLE TITLE, FREE AND CLEAR OF ANY SECURITY INTEREST OR ANY NECESSARY CONSENTS OR GOVERNMENTAL APPROVALS THAT ARE NOT OBTAINED OR THAT ANY REQUIREMENTS OF LAWS ARE NOT COMPLIED WITH.

Section 1.9 Waiver of Bulk-Sales Laws. Each Party hereby waives compliance by each member of their respective Group with the requirements and provisions of the “bulk-sale” or “bulk-transfer” Laws of any jurisdiction that may otherwise be applicable with respect to the transfer or sale of any or all of the Assets to any member of the Parent Group or Spinco Group, as applicable.

Section 1.10 Real Property Leases; Guarantees.

(a) On or prior to the Business Transfer Time or as soon as practicable thereafter, Spinco will, at the direction and expense of Parent, use its reasonable best efforts to have any member(s) of the Parent Group removed as guarantor of or obligor for any Spinco Liability to the extent that they relate to Spinco Liabilities (with the reasonable cooperation of the applicable member(s) of the Parent Group); provided that, except as set forth on Schedule 1.10(a), Spinco shall not be required to enter into any letter of credit or similar instrument to have any member(s) of the Parent Group removed as guarantor of any real property leases.

(b) On or prior to the Business Transfer Time, to the extent required to obtain a release from an agreement (including any lease of a Real Property Interest) or a guarantee (a “Guarantee Release”) of any member of the Parent Group, Spinco will use its reasonable best efforts to execute a guarantee agreement in the form of the existing agreement or guarantee or such other form as is agreed to by the relevant parties to such agreement or guarantee.

(c) If the Parties are unable to obtain, or to cause to be obtained, any such required removal as set forth in clauses (a) and (b) of this Section 1.10, (i) Spinco will, and will cause the other members of the Spinco Group (including after the Effective Time, the Acquirer Group) to, indemnify, defend and hold harmless each of the Parent Indemnitees for any Liability arising from or relating to such agreement or guarantee and will, as agent or subcontractor for the applicable Parent Group guarantor or obligor, pay, perform and discharge fully all the obligations or other Liabilities of such guarantor or obligor thereunder, and (ii) Spinco will not, and will cause the other members of the Spinco Group not to, agree to renew or extend the term of, increase any obligations under, or transfer to a third Person, any loan, guarantee, lease, contract or other obligation for which a member of the Parent Group is or may be liable unless all obligations of the members of the Parent Group with respect thereto are thereupon terminated by documentation satisfactory in form and substance to Parent in its sole discretion.

(d) On or prior to the Business Transfer Time or as soon as practicable thereafter, Parent will, at its expense, use its reasonable best efforts to have any member(s) of the Spinco Group removed as guarantor of or obligor for any Excluded Liability to the extent that they relate to Excluded Liabilities (with the reasonable cooperation of the applicable member(s) of the Spinco Group or Acquirer Group).

(e) On or prior to the Business Transfer Time, to the extent required to obtain a Guarantee Release of any member of the Spinco Group, Parent will use its reasonable best efforts to execute a guarantee agreement in the form of the existing agreement or guarantee or such other form as is agreed to by the relevant parties to such agreement or guarantee.

(f) If the Parties are unable to obtain, or to cause to be obtained, any such required removal as set forth in clauses (d) and (e) of this Section 1.10, (i) Parent will, and will cause the other members of the Parent Group to, indemnify, defend and hold harmless each of the Spinco Indemnitees for any Liability arising from or relating to such agreement or guarantee and will, as agent or subcontractor for the applicable Spinco Group guarantor or obligor, pay, perform and discharge fully all the obligations or other Liabilities of such guarantor or obligor thereunder, and (ii) Parent will not, and will cause the other members of the Parent Group not to, agree to renew or extend the term of, increase any obligations under, or transfer to a third Person, any loan, guarantee, lease, contract or other obligation for which a member of the Spinco Group is or may be liable unless all obligations of the members of the Spinco Group with respect thereto are thereupon terminated by documentation satisfactory in form and substance to Spinco in its sole discretion.

Section 1.11 Workers Compensation Administration.

(a) Spinco will use commercially reasonable efforts to obtain the release, effective as of the Business Transfer Time, of the Parent Group, and any letter of credit, bond or other instrument or collateral provided by any of them to any Governmental Authority, with respect to the Spinco Workers Compensation Claims in each jurisdiction in which the Parent Group is self-insured with respect to the Spinco Workers Compensation Claims (the “Spinco Self-Insured Workers Compensation Liabilities”). If Spinco fails to obtain any such release with respect to any of the Spinco Self-Insured Workers Compensation Liabilities, then within six months after the Business Transfer Time, Spinco will either: (i) use commercially reasonable efforts to effectuate a loss portfolio transfer with respect to all unreleased Spinco Self-Insured Workers Compensation Liabilities and, after such transfer, obtain a release of the Parent Group, and any letter of credit, bond or other instrument or collateral provided by any of them to any Governmental Authority, with respect to the Spinco Self-Insured Workers Compensation Liabilities, or (ii) if Spinco fails to obtain a release of the Parent in accordance with clause (i) above, deliver to Parent a one-year irrevocable letter of credit naming Parent as the beneficiary and securing Spinco’s indemnification obligations under this Agreement with respect to the Spinco Self-Insured Workers Compensation Liabilities and Spinco’s reimbursement obligations to Parent under this Section 1.11. Any letter of credit delivered by Spinco pursuant to the preceding sentence: (A) will have a face amount equal to the aggregate amount of the unreleased Spinco Self-Insured Workers Compensation Liabilities (calculated by adding the amount of the case reserves with respect to the unreleased Spinco Self-Insured Workers Compensation Liabilities at the Business Transfer Time, as reasonably determined by Spinco’s third party claims administrator and the amount of the incurred but not reported claims with respect to the unreleased Spinco Self-Insured Workers Compensation Liabilities at the Business Transfer Time, as reasonably determined by Spinco’s actuary, (B) will be adjusted annually thereafter to reflect any changes in the amount of the unreleased Spinco Self-Insured Workers Compensation Liabilities, as so calculated, (C) will be renewed effective with each annual expiration, and (D) will provide that it may be drawn by Parent only to the extent: (x) the Parent Group actually incurs a Loss as a result of the payment of any unreleased Spinco Self-Insured Workers Compensation Liabilities or as a result of any amount payable by Spinco pursuant to this Section 1.11; and/or (ii) Spinco fails to arrange for an adjusted or replacement letter of credit as required by clause (B) and (C) of this sentence; provided that in the event that Parent draws any funds under the letter of credit, then Parent will hold the cash therefrom in a separate account to be used only to reimburse the Parent Group for any Loss actually incurred by the Parent Group as a result of the payment of any Spinco Self-Insured Workers Compensation Liabilities or as a result of any amount payable by Spinco pursuant to this Section 1.11.

(b) Until such time as the Parent Group, and any letter of credit, bond or other instrument or collateral provided by any of the Parent Group to any Governmental Authority, is released from all Spinco Self-Insured Workers Compensation Liabilities in a jurisdiction in which the Parent Group is self-insured, Parent will continue to report to the respective Governmental Authority administering self-insured workers compensation claims in such jurisdiction the status of such Spinco Self-Insured Workers Compensation Liabilities as required on a periodic basis under Parent’s respective self-insurance agreement. Parent will prepare and file the annual reports and assessments required by each applicable state self-insurance agency for maintaining Parent’s self-insurance with respect to the Spinco Self-Insured Workers Compensation Liabilities. Parent will request from Spinco, and Spinco will provide to Parent, the data with respect to the Spinco Self-Insured Workers Compensation Liabilities required for such state filings (“WC State Reporting Obligations”) within 15 days after Spinco’s receipt of a request for such data from Parent for such reports and other filings. From time to time upon reasonable request of Parent, Spinco will update Parent on the status of the Spinco Self-Insured Workers Compensation Liabilities. Except as otherwise expressly provided in this Section 1.11(b), after the Business Transfer Time, Spinco will be solely responsible for the administration and payment of all of the Spinco Workers Compensation Claims (including, without limitation, the Spinco Self-Insured Workers Compensation Liabilities), all of which will continue to be Spinco Liabilities.

(c) Spinco will reimburse Parent for any reasonable third party assessments, fees and out-of-pocket costs incurred by the Parent Group in the ordinary course with respect to such self-insurance related to the Spinco Self-Insured Workers Compensation Liabilities for which it retains WC State Reporting Obligations (including, without limitation, a portion of the Parent Group’s carrying costs with respect to any bonds or collateral provided by the Parent Group to the respective state self-insurance agencies, determined based on the percentage in amount of all claims of the Parent Group covered by such bonds or collateral represented by such Spinco Workers’ Compensation Claims), within 30 days after Spinco receives an invoice from Parent requesting reimbursement for any such third party assessments, fees or incurred costs.

(d) The Parties will cooperate to effect, as of immediately after the Business Transfer Date or as soon as possible thereafter, the transfer of the WC State Reporting Obligations from the Parent Group to Spinco or the Resulting Entity (the “WC Transfer”). For each Spinco Self-Insured Workers Compensation Liability for which a WC Transfer has been effected (reasonable evidence of which transfer will be provided by Spinco to Parent), both Parent and Spinco will be relieved of its respective obligations with respect to such Spinco Self-Insured Workers Compensation Liabilities under Section 1.11(b) and Section 1.11(c).

Section 1.12 Exemption Certificates. Parent will cause Spinco or a Subsidiary of Spinco, as applicable, to use commercially reasonable efforts to deliver to Parent on or before the Business Transfer Date properly executed resale exemption certificates and requisite tax registration numbers for the Spinco Inventory (and, where relevant in accordance with applicable local Law, for any tangible personal property and any other Spinco Assets), and such other certificates and documentation as may be required to reasonably evidence any exemption from transfer Taxes. For the avoidance of doubt, the Parties, as applicable, are and remain responsible for all transfer Taxes in accordance with the Tax Matters Agreement.

ARTICLE II

CLOSING OF THE SPINCO REORGANIZATION;

POST-CLOSING WORKING CAPITAL ADJUSTMENT

Section 2.1 Business Transfer Time. Unless otherwise provided in this Agreement or in any Ancillary Agreement, and subject to the satisfaction and waiver of the conditions set forth in Section 2.2, the effective time and date of each Conveyance and assumption of any Asset or Liability in accordance with Article I in connection with the Spinco Reorganization will be 12:01 a.m., Eastern Time, on the anticipated Distribution Date (such time, the “Business Transfer Time,” and such date the “Business Transfer Date”).

Section 2.2 Conditions to the Spinco Reorganization. The obligations of Parent pursuant to this Agreement to effect the Spinco Reorganization are subject to the fulfillment (or waiver by Parent) at or prior to the Business Transfer Time of the following conditions; provided, however, that unless the Merger Agreement shall have been terminated in accordance with its terms, any such waiver shall be subject to the written consent of Acquirer:

(a) each of the parties to the Merger Agreement has irrevocably confirmed to each other that each condition in Article IX of the Merger Agreement (other than Section 9.1(a) thereto) to such party’s respective obligations to effect the Merger (i) has been fulfilled, (ii) will be fulfilled at the Effective Time, or (iii) is or has been waived by such party, as the case may be; and

(b) Parent shall have received the Private Letter Ruling and such Private Letter Ruling continues to be in effect and such ruling is in form and substance reasonably satisfactory to Parent, Spinco and Acquirer, and Parent has received an opinion from Wachtell, Lipton, Rosen & Katz, counsel to Parent, to the effect that the Spinco Reorganization and the Distribution, taken together, will qualify as a reorganization under Section 368(a)(1)(D) of Code.

(c) Parent and Spinco shall have received all necessary permits and authorizations under state securities or “blue sky” laws, the Securities Act and the Exchange Act in connection with the Distribution and such permits and authorizations shall be in effect.

Section 2.3 Recapitalization of Spinco.

(a) In consideration for the Conveyance of Assets contemplated by Section 1.1, subject to the fulfillment (or waiver by Parent) at or prior to the time any of the following actions occurs of the conditions in Section 2.2, Parent and Spinco will cause the following to occur at or immediately following the Business Transfer Time:

(i) prior to the Spinco Reorganization, the Board of Directors of Spinco, and Parent, as the sole stockholder of Spinco, shall adopt an amendment to the certificate of incorporation of Spinco to increase the authorized shares of Spinco Common Stock and file such amendment with the Secretary of State of the State of Delaware;

(ii) Spinco will issue to Parent such number of shares of Spinco Common Stock as set forth in Section 8.21 of the Merger Agreement (the “Spinco Stock Issuance”), which Spinco Common Stock, together with the 100 shares of Spinco Common Stock owned by Parent as of the date hereof, will constitute all of the issued and outstanding common stock of Spinco outstanding as of the Business Transfer Time; and

(iii) the Board of Directors of Spinco will establish a special dividend record date that precedes the Distribution and will authorize Spinco to, and Spinco will, declare and pay or distribute, as applicable, to Parent as the sole stockholder of Spinco Common Stock as of the special dividend record date, a dividend (the “Special Dividend”), which will be payable no later than immediately prior to the Distribution; consisting of (i) an amount in cash equal to the Below Basis Amount (the “Cash Portion”) (which shall be subject to adjustment set forth in Section 2.7(c)) and (ii) either cash or Spinco Distribution Debt in accordance with Section 8.12(f) of the Merger Agreement.

Each of the Parties represents that Spinco will lawfully declare and pay the Special Dividend in accordance with the Delaware General Corporation Law. Declaration and payment of the Special Dividend is intended to be independent of the transactions contemplated by Section 1.6 and will have no effect on and will not be affected by such transactions. The Parties acknowledge that Parent has entered into arrangements providing for the exchange by Parent of Spinco Distribution Debt in full satisfaction of debt obligations of Parent as contemplated in Section 8.12(f) of the Merger Agreement.

Section 2.4 Transfer of the C&OP Business.

(a) Agreements to be Delivered by Parent. On the Business Transfer Date, Parent will deliver, or will cause its appropriate Subsidiaries to deliver, to Spinco all of the following instruments:

(i) a Tax Matters Agreement in the form attached hereto as Exhibit A (the “Tax Matters Agreement”), duly executed by the members of the Parent Group party thereto;

(ii) a Transition Services Agreement in the form attached hereto as Exhibit B (the “TSA”), duly executed by the members of the Parent Group party thereto;

(iii) an Employee Benefits Agreement in the form attached hereto as Exhibit C (the “Employee Benefits Agreement”), duly executed by the members of the Parent Group party thereto;

(iv) the Intellectual Property Cross-License Agreement(s), duly executed by the members of the Parent Group party thereto;

(v) all necessary Transfer Documents as described in Section 2.5 and Section 2.6; and

(vi) resignations of each of the individuals who serve as an officer or director of members of the Spinco Group as set forth on Schedule 2.4(a)(vi) in their capacity as such and the resignations of any other Persons that will be employees of any member of the Parent Group after the Business Transfer Time and that are directors or officers of any member of the Spinco Group, to the extent requested by Spinco.

(b) Agreements to be Delivered by Spinco. On the Business Transfer Date, Spinco will deliver, or will cause its Subsidiaries to deliver, as appropriate, to Parent all of the following instruments:

(i) in each case where any member of the Spinco Group is a party to any Ancillary Agreement, a counterpart of such Ancillary Agreement duly executed by the member of the Spinco Group party thereto;

(ii) all necessary Transfer Documents as described in Section 2.5 and Section 2.6; and

(iii) resignations of each of the individuals who serve as an officer or director of members of the Parent Group as set forth on Schedule 2.4(b)(iii) in their capacity as such and the resignations of any other Persons that will be employees of any member of the Spinco Group after the Business Transfer Time and that are directors or officers of any member of the Parent Group, to the extent requested by Parent.

Section 2.5 Transfer of Spinco Assets and Assumption of Spinco Liabilities. In furtherance of the Conveyance of Spinco Assets and the assumption of Spinco Liabilities provided in Section 1.1: (a) Parent will execute and deliver, and will cause its Subsidiaries to execute and deliver, such bills of sale, quitclaim deeds, stock powers, certificates of title, assignments of contracts and other instruments of transfer, Conveyance and assignment, as and to the extent reasonably necessary to evidence the Conveyance of all of Parent’s and its Subsidiaries’ (other than Spinco and its Subsidiaries) right, title and interest in and to the Spinco Assets to Spinco and its Subsidiaries and (b) Spinco will execute and deliver such assumptions of Contracts and other instruments of assumption as and to the extent reasonably necessary to evidence the valid and effective assumption of the Spinco Liabilities by Spinco. All of the foregoing documents contemplated by this Section 2.5 will be referred to collectively herein as the “Parent Transfer Documents.” For the avoidance of doubt, the obligations with respect to the Conveyance of Spinco Assets and the assumption of Spinco Liabilities provided in Section 1.1, and the execution and delivery of documents provided in this Section 2.5, does not extend to the Conveyance of, or execution of delivery of documents with respect to, any Spinco Assets that are already held as of the Business Transfer Time by Spinco or a Spinco Entity (which Spinco Asset will continue to be held by Spinco or such Spinco Entity) or any Spinco Liabilities that as of the Business Transfer Time is already a Liability of Spinco or a Spinco Entity (which Spinco Liability will continue to be a Liability of Spinco or such Spinco Entity).

Section 2.6 Transfer of Excluded Assets; Assumption of Excluded Liabilities. In furtherance of the Conveyance of Excluded Assets and the assumption of Excluded Liabilities provided in Section 1.2: (a) Spinco will execute and deliver, and will cause its Subsidiaries to execute and deliver, such bills of sale, quitclaim deeds, stock powers, certificates of title, assignments of contracts and other instruments of transfer, Conveyance and assignment as and to the extent reasonably necessary to evidence the Conveyance of all of Spinco’s and its Subsidiaries’ right, title and interest in and to the Excluded Assets to Parent and its Subsidiaries and (b) Parent will execute and deliver such assumptions of Contracts and other instruments of assumption as and to the extent reasonably necessary to evidence the valid and effective assumption of the Excluded Liabilities by Parent. All of the foregoing documents contemplated by this Section 2.6 will be referred to collectively herein as the “Spinco Transfer Documents” and, together with the Parent Transfer Documents, the “Transfer Documents.”

Section 2.7 Working Capital Adjustment.

(a) The “U.S. TTM Target Working Capital” is $90.911 million; the “Brazil TTM Target Working Capital” is $127.089 million and the “Canada TTM Target Working Capital” is $16.973 million.

(b) At least five days prior to the Business Transfer Date, Spinco will prepare and deliver to Parent a statement setting forth a good-faith estimate of the amount of Working Capital, in each of the United States, Brazil and Canada, as of the Business Transfer Date, calculated in accordance with the Accounting Exhibit (such estimate, the “Estimated Closing Adjustment Statement”). On the Business Transfer Date, (i) if the Estimated Adjustment Payment, if any, is positive, Spinco shall pay to Parent the Estimated Adjustment Payment by wire transfer of immediately available funds to a bank account designated by Parent and (ii) if the Estimated Adjustment Payment, if any, is negative, Parent shall pay to Spinco the absolute value of the Estimated Adjustment Payment either, at the election of Parent, (A) by wire transfer of immediately available funds to a bank account designated by Spinco or (B) reducing the Cash Portion of the Special Dividend by the absolute value of the Estimated Adjustment Payment. The “Estimated Adjustment Payment” will be equal to the sum of (i) the Working Capital in the United States as reflected on the Estimated Closing Adjustment Statement, plus any cash or cash equivalents in the United States that are Conveyed to Spinco (including any cash or cash equivalents that are Conveyed indirectly to Spinco through the Conveyance of a Spinco Entity), minus the U.S. TTM Target Working Capital; plus (ii) the Working Capital in Brazil as reflected on the Estimated Closing Adjustment Statement, plus any cash or cash equivalents in Brazil that are Conveyed to Spinco (including any cash or cash equivalents that are Conveyed indirectly to Spinco through the Conveyance of a Spinco Entity), minus the Brazil TTM Target Working Capital; plus (iii) the Working Capital in Canada as reflected on the Estimated Closing Adjustment Statement, plus any cash or cash equivalents in Canada that are Conveyed to Spinco (including any cash or cash equivalents that are Conveyed indirectly to Spinco through the Conveyance of a Spinco Entity), minus the Canada TTM Target Working Capital; minus the Hong Kong Asset Price (as defined in the Merger Agreement).

(c) Within 60 days following the Business Transfer Date, Spinco will prepare and deliver to Parent a statement setting forth the amount of Working Capital, as of the Business Transfer Date, calculated in accordance with the Accounting Exhibit (the “Closing Adjustment Statement”). Upon the reasonable request of Spinco, Parent will provide (or will cause a member of the Parent Group to provide) to Spinco and its accountants access to the books and records, any other information, including working papers of its accountants, and to any employees of Parent or any other member of the Parent Group necessary for Spinco to prepare the Closing Adjustment Statement, to respond to any Parent Objection and to prepare materials for presentation to the Accounting Firm in connection with this Section 2.7 and Parent will otherwise cooperate with and assist Spinco as may be reasonably necessary to carry out the purposes of this Section 2.7.

(d) For a period of 45 days after delivery of the Closing Adjustment Statement, Spinco will make available to Parent all books, records, work papers, personnel (including their accountants and employees) and other materials and sources used by Spinco to prepare the Closing Adjustment Statement and not already in the possession or under the control of Parent. The Closing Adjustment Statement will be binding and conclusive upon, and deemed accepted by, Parent unless Parent has notified Spinco in writing within 45 days after delivery of the Closing Adjustment Statement of any good faith objection thereto (the “Parent Objection”). Any Parent Objection will set forth a description of the basis of the Parent Objection and the adjustments to the line items reflected on the Closing Adjustment Statement which Parent believes should be made. Any items not disputed during the foregoing 45-day period will be deemed to have been accepted by Parent.

(e) If Parent and Spinco are unable to resolve any of their disputes with respect to the Closing Adjustment Statement within 30 days following Spinco’s receipt of the Parent Objection to such Closing Adjustment Statement pursuant to Section 2.7(d), they will refer their remaining differences to a nationally recognized firm of independent public accountants as to which Parent and Spinco mutually agree (the “Accounting Firm”) for a decision, which decision will be final and binding on the Parties. The Accounting Firm will act as an expert and not an arbitrator and will address only those items in dispute, in accordance with any provisions or policies set forth herein and in the Accounting Exhibit, and for each item may not assign a value greater than the greatest value for such item claimed by either Party or smaller than the smallest value for such item claimed by either Party. Any expenses relating to the engagement of the Accounting Firm will be shared equally by Parent, on one hand, and Spinco, on the other hand.

(f) The Closing Adjustment Statement will become final and binding on the Parties upon the earliest of (i) if no Parent Objection has been given, the expiration of the period within which Parent must make its objection pursuant to Section 2.7(d), (ii) agreement in writing by Parent and Spinco that the Closing Adjustment Statement, together with any modifications thereto agreed by Parent and Spinco, will be final and binding, and (iii) the date on which the Accounting Firm issues its written determination with respect to any dispute relating to such Closing Adjustment Statement. The Closing Adjustment Statement, as submitted by Spinco if no timely Parent Objection has been given, as adjusted pursuant to any agreement between the Parties or as determined pursuant to the decision of the Accounting Firm, when final and binding on all Parties and upon which a judgment may be entered by a court of competent jurisdiction, is herein referred to as the “Final Closing Adjustment Statement.”

(g) Within five Business Days following issuance of the Final Closing Adjustment Statement, the adjustment payment payable pursuant to this Section 2.7(g) (the “Adjustment Payment”) will be paid by wire transfer of immediately available funds to a bank account designated by Parent or Spinco, as the case may be. The Final Adjustment Payment will be equal to the amount of the sum of (i) the Working Capital in the United States as reflected on the Final Adjustment Statement, plus any cash or cash equivalents in the United States that are Conveyed to Spinco (including any cash or cash equivalents that are Conveyed indirectly to Spinco through the Conveyance of a Spinco Entity), minus the U.S. TTM Target Working Capital; plus (ii) the Working Capital in Brazil as reflected on the Final Adjustment Statement, plus any cash or cash equivalents in Brazil that are Conveyed to Spinco (including any cash or cash equivalents that are Conveyed indirectly to Spinco through the Conveyance of a Spinco Entity), minus the Brazil TTM Target Working Capital; plus (ii) the Working Capital in Canada as reflected on the Final Adjustment Statement, plus any cash or cash equivalents in Canada that are Conveyed to Spinco (including any cash or cash equivalents that are Conveyed indirectly to Spinco through the Conveyance of a Spinco Entity), minus the Canada TTM Target Working Capital; minus the Hong Kong Asset Price (as defined in the Merger Agreement) (the “Final Adjustment Payment”) minus the Target Working Capital Amount, minus the Hong Kong Asset Price. The Adjustment Payment will be equal to the Final Adjustment Payment minus the Estimated Adjustment Payment. The Adjustment Payment, if any, will be payable by Spinco to Parent, if positive, and if the Adjustment Payment is negative, an amount equal to the absolute value of such Adjustment Payment will be payable by Parent to Spinco. The Parties acknowledge that the provisions of this Section 2.7 are intended to implement the agreement of the Parties that cash generated by the Spinco Group through the Business Transfer Time is for the benefit of Parent and its stockholders. The Parties further acknowledge that prior to the time of Distribution they may cause cash of the Spinco Group to be transferred to Parent.

ARTICLE III

THE DISTRIBUTION

Section 3.1 Manner of Distribution. The Board of Directors of Parent, in accordance with applicable Law, will establish (or designate a committee of the Board of Directors of Parent to establish) a Record Date and the Distribution Date and Parent will establish appropriate procedures in connection with the Distribution. All shares of Spinco Common Stock held by Parent on the Distribution Date will be distributed to the Record Holders in the manner determined by Parent and in accordance with Section 3.5(b).

Section 3.2 The Distribution.

(a) Subject to the terms thereof, in accordance with Section 3.5(b), each Record Holder will be entitled to receive for each share of Parent Common Stock held by such Record Holder a number of shares of Spinco Common Stock equal to the total number of Spinco Common Stock held by Parent on the Distribution Date, multiplied by a fraction, the numerator of which is number of Parent Common Stock held by such Record Holder and the denominator of which is the total amount of Parent Common Stock outstanding on the Record Date.

(b) None of the Parties, nor any of their Affiliates, will be liable to any Person in respect of any shares of Spinco Common Stock (or dividends or distributions with respect thereto) that are properly delivered to a public official pursuant to any applicable abandoned property, escheat or similar Law.

Section 3.3 Conditions to the Distribution. The obligations of Parent pursuant to this Agreement to effect the Distribution are subject to the fulfillment (or waiver by Parent) at or prior to the Business Transfer Time of the following conditions; provided, however, that unless the Merger Agreement shall have been terminated in accordance with its terms, any such waiver shall be subject to the written consent of Acquirer:

(a) the Private Letter Ruling continues to be in effect and such ruling is in form and substance reasonably satisfactory to Parent, Spinco and Acquirer;

(b) Parent has received an opinion from Wachtell, Lipton, Rosen & Katz, counsel to Parent, addressed to Parent and Spinco and dated as of the Distribution Date, to the effect that the Spinco Reorganization and the Distribution, taken together, will qualify as a reorganization under Section 368(a)(1)(D) of the Code (the “Distribution Tax Opinion”), provided, however, that Wachtell, Lipton, Rosen & Katz shall not be required to deliver the Distribution Tax Opinion if the Threshold Percentage (as defined in the Merger Agreement) is more than 49.5%;

(c) the Spinco Reorganization has been consummated;

(d) Parent and Spinco shall have prepared and mailed to the holders of record of Parent Common Stock such information concerning Spinco, its business, operations and management, the Distribution and such other matters as Parent shall determine in its sole and absolute discretion (after consultation with the Acquirer) and as may otherwise be required by law; and

(e) the Recapitalization has occurred and Parent has received the Special Dividend.

Section 3.4 Actions Prior to Distribution.

(a) Spinco will cooperate with Parent to accomplish the Distribution, including in connection with the preparation of all documents and the making of all filings required in connection with the Distribution. Parent will be permitted to reasonably direct and control the efforts of the Parties in connection with the Distribution (including the selection of investment bank or manager in connection with the Distribution, as well as any financial printer, solicitation and/or exchange agent and financial, legal, accounting and other advisors for Parent), and Spinco will use commercially reasonable efforts to take, or cause to be taken, all actions and to do, or cause to be done, all other things reasonably necessary to facilitate the Distribution as reasonably directed by Parent in good faith. Without limiting the generality of the foregoing, Spinco will and will cause their respective employees, advisors, agents, accountants, counsel and other representatives to, as reasonably directed by Parent in good faith, reasonably cooperate in and take the following actions: (i) preparing and filing the registration under the Securities Act or the Exchange Act of Spinco Common Stock on an appropriate registration form or forms to be designated by Parent (the “Spinco Registration Statement”), (ii) participating in meetings, drafting sessions, due diligence sessions, management presentation sessions, and “road shows” in connection with the Distribution (including any marketing efforts), (iii) furnishing to any dealer manager or other similar agent participating in the Distribution (A) “cold comfort” letters from independent public accountants in customary form and covering such matters as are customary for an underwritten public offering (including with respect to events subsequent to the date of financial statements included in any offering document) and (B) opinions and negative assurance letters of counsel in customary form and covering such matters as may be reasonably requested, and (iv) furnishing all historical and forward-looking financial and other pertinent financial and other information that is available to Spinco and is reasonably required in connection with the Distribution.

(b) Parent and Spinco will prepare and mail, prior to any Distribution Date, to the holders of Parent Common Stock, such information concerning Spinco, Acquirer, their respective businesses, operations and management, the Distribution and such other matters as Parent will reasonably determine and as may be required by Law. Parent and Spinco will prepare, and Spinco will, to the extent required under applicable Law, file with the SEC any such documentation and any requisite no-action letters which Parent determines are necessary or desirable to effectuate the Distribution and Parent and Spinco will each use its reasonable best efforts to obtain all necessary approvals from the SEC with respect thereto as soon as practicable.

(c) Parent and Spinco will take all such action as may be necessary or appropriate under the securities or blue sky laws of the United States (and any comparable Laws under any foreign jurisdiction) in connection with the Distribution.

(d) Parent and Spinco will take all reasonable steps necessary and appropriate to cause the conditions set forth in Section 3.3 to be satisfied and to effect the Distribution on any Distribution Date.

Section 3.5 Additional Matters.

(a) Tax Withholding. Parent and Spinco, as the case may be, will be entitled, and will instruct the transfer agent or the exchange agent in the Distribution, as applicable, to deduct and withhold from the consideration otherwise payable pursuant to this Agreement such amounts required to be deducted and withheld with respect to the making of such payments under the Code or any provision of local or foreign Tax Law. Any withheld amounts will be treated for all purposes of this Agreement as having been paid to the Persons otherwise entitled thereto.

(b) Delivery of Certificate. Upon the consummation of the Distribution, Parent will deliver to the Agent (as defined in Section 3.2(a) of the Merger Agreement), a global certificate representing the Spinco Common Stock being distributed in the Distribution for the account of the Parent stockholders that are entitled thereto. The Exchange Agent will hold such certificate or certificates, as the case may be, for the account of the Parent stockholders pending the Merger, as provided in Section 3.2 of the Merger Agreement. Immediately after the time of the Distribution and prior to the Effective Time, the shares of Spinco Common Stock will not be transferable and the transfer agent for the Spinco Common Stock will not transfer any shares of Spinco Common Stock. The Distribution will be deemed to be effective upon written authorization from Parent to the transfer agent or the exchange agent in the Distribution to proceed as set forth in Section 3.2.

Section 3.6 Plan of Reorganization. This Agreement is intended to constitute a “plan of reorganization” within the meaning of Treasury Regulation Section 1.368-2(g).

ARTICLE IV

MUTUAL RELEASES; INDEMNIFICATION

Section 4.1 Release of Pre-Business Transfer Time Claims.

(a) Spinco Release. Except as provided in Section 4.1(c), effective as of the Business Transfer Time, Spinco will, for itself and each other member of the Spinco Group, and their respective successors and assigns, remise, release and forever discharge the Parent Indemnitees from any and all Liabilities whatsoever, whether at Law or in equity (including any right of contribution), whether arising under any Contract, by operation of Law or otherwise, existing or arising from any acts or events occurring or failing to occur or alleged to have occurred or to have failed to occur at or before the Business Transfer Time or any conditions existing or alleged to have existed at or before the Business Transfer Time, including in connection with the transactions and all other activities to implement the Spinco Reorganization, the Recapitalization and the Distribution.

(b) Parent Release. Except as provided in Section 4.1(c), effective as of the Business Transfer Time, Parent will, for itself and each other member of the Parent Group, and their respective successors and assigns, remise, release and forever discharge the Spinco Indemnitees from any and all Liabilities whatsoever, whether at Law or in equity (including any right of contribution), whether arising under any Contract, by operation of Law or otherwise, existing or arising from any acts or events occurring or failing to occur or alleged to have occurred or to have failed to occur at or before the Business Transfer Time or any conditions existing or alleged to have existed at or before the Business Transfer Time, including in connection with the transactions and all other activities to implement any of the Spinco Reorganization, the Recapitalization and the Distribution.

(c) No Impairment. Nothing contained in Section 4.1(a) or Section 4.1(b) releases or will release any Person from (nor impairs or will impair any right of any Person to enforce the applicable agreements, arrangements, commitments or understandings relating thereto):

(i) any Liability provided in or resulting from any agreement among any members of the Parent Group or the Spinco Group that is specified in Section 1.6(b) or the applicable schedules thereto as not to terminate as of the Business Transfer Time, or any other Liability specified in such Section 1.6(b) as not to terminate as of the Business Transfer Time;

(ii) any Liability assumed, transferred, assigned or allocated to the Group of which such Person is a member in accordance with this Agreement or any other Ancillary Agreement, or any other Liability of any member of any Group under this Agreement or any other Ancillary Agreement;

(iii) any Liability for the sale, lease, construction or receipt of goods, property or services purchased, obtained or used in the ordinary course of business by a member of one Group from a member of the other Group prior to the Business Transfer Time;

(iv) any Liability for unpaid amounts for products or services or refunds owing on products or services due on a value-received basis for work done by a member of one Group at the request or on behalf of a member of the other Group;

(v) any Liability that the Parties may have with respect to indemnification or contribution pursuant to this Agreement for claims brought against the Parties by third Persons, which Liability is governed by the provisions of this Article IV, Section 5.2 and Section 5.3 and, if applicable, the appropriate provisions of the Ancillary Agreements; or

(vi) any Liability the release of which would result in the release of any Person other than a Person released pursuant to this Section 4.1.

(d) No Actions as to Released Pre-Business Transfer Time Claims. Spinco will not, and will cause its Affiliates not to, make any claim or demand, or commence any Action asserting any claim or demand, including any claim of contribution or any indemnification, against Parent or any member of the Parent Group, or any other Person released pursuant to Section 4.1(a), with respect to any Liabilities released pursuant to Section 4.1(a). Parent will not, and will cause each other member of the Parent Group not to, make any claim or demand, or commence any Action asserting any claim or demand, including any claim of contribution or any indemnification, against Spinco or any member of the Spinco Group, or any other Person released pursuant to Section 4.1(b), with respect to any Liabilities released pursuant to Section 4.1(b).

(e) General Intent. It is the intent of each of Parent and Spinco, by virtue of the provisions of this Section 4.1, to provide for a full and complete release and discharge of all Liabilities existing or arising from all acts and events occurring or failing to occur or alleged to have occurred or to have failed to occur and all conditions existing or alleged to have existed on or before the Business Transfer Time, between or among Spinco or any member of the Spinco Group, on the one hand, and Parent or any member of the Parent Group, on the other hand (including any contractual agreements or arrangements existing or alleged to exist between or among any such members on or before the Business Transfer Time), except as expressly set forth in Section 4.1(c). At any time, at the request of any other Party, each Party will cause each member of its respective Group to execute and deliver releases reflecting the provisions hereof.

Section 4.2 Indemnification By the Spinco Group. Without limiting or otherwise affecting the indemnity provisions of the Ancillary Agreements, from and after the Business Transfer Time, Spinco, and each member of the Spinco Group, will, on a joint and several basis, indemnify, defend (or, where applicable, pay the defense costs for) and hold harmless the Parent Indemnitees from and against, and will reimburse such Parent Indemnitees with respect to, any and all Losses that result from, relate to or arise, whether prior to, at or following the Business Transfer Time, out of any of the following items (without duplication):

(a) the Spinco Liabilities and the Liabilities of the Spinco Group, including the failure of Spinco or any other member of the Spinco Group or any other Person to pay, perform, fulfill, discharge and, to the extent applicable, comply with, in due course and in full, any such Liabilities;

(b) any guarantee, indemnification obligation, surety bond or other credit support agreement, arrangement, commitment or understanding for the benefit of any member of the Spinco Group by Parent or any of its Subsidiaries (other than any member of the Spinco Group) that survives following the Business Transfer Time;

(c) any breach by Spinco or any other member of the Spinco Group of any obligations to be performed by such Persons pursuant to this Agreement or the Employee Benefits Agreement subsequent to the Business Transfer Time; and

(d) the enforcement by the Parent Indemnitees of their rights to be indemnified, defended and held harmless under this Section 4.2.

Section 4.3 Indemnification By Parent. Without limiting or otherwise affecting the indemnity provisions of the Ancillary Agreements or the Merger Agreement, from and after the Business Transfer Time, Parent, and each member of the Parent Group, will, on a joint and several basis, indemnify, defend (or, where applicable, pay the defense costs for) and hold harmless the Spinco Indemnitees from and against, and will reimburse such Spinco Indemnitee with respect to, any and all Losses that result from, relate to or arise, whether prior to or following the Business Transfer Time, out of any of the following items (without duplication):

(a) the Excluded Liabilities and the Liabilities of the Parent Group, including the failure of Parent or any other member of the Parent Group or any other Person to pay, perform, fulfill, discharge and, to the extent applicable, comply with, in due course and in full such Liabilities;

(b) any guarantee, indemnification obligation, surety bond or other credit support agreement, arrangement, commitment or understanding for the benefit of any member of the Parent Group by Spinco or any of its Subsidiaries (other than any member of the Parent Group) that survives following the Business Transfer Time;

(c) any breach by Parent or any other member of the Parent Group of any obligations to be performed by such Persons pursuant to this Agreement subsequent to the Business Transfer Time; and

(d) the enforcement by the Spinco Indemnitees of their rights to be indemnified, defended and held harmless under this Section 4.3.

Section 4.4 Payments; Reductions for Insurance Proceeds and Other Recoveries.

(a) Payments. Indemnification payments in respect of any Liabilities for which an Indemnitee is entitled to indemnification under this Article IV will be paid by the Indemnifying Party to the Indemnitee as such Liabilities are incurred upon demand by the Indemnitee, including reasonably satisfactory documentation setting forth the basis for the amount of such indemnification payment, including documentation with respect to calculations made and consideration of any Insurance Proceeds that actually reduce the amount of such Liabilities. The indemnity agreements contained in this Article IV will remain operative and in full force and effect, regardless of (i) any investigation made by or on behalf of any Indemnitee, (ii) the knowledge by the Indemnitee of Liabilities for which it might be entitled to indemnification hereunder and (iii) any termination of this Agreement.

(b) Insurance Proceeds. The amount that any Indemnifying Party is or may be required to provide indemnification to or on behalf of any Indemnitee pursuant to Section 4.2 or Section 4.3, as applicable, will be reduced (retroactively or prospectively) by any Insurance Proceeds or other amounts actually recovered from unaffiliated third-parties (and excluding any captive insurance companies of the Indemnified Party or its Affiliates) by or on behalf of such Indemnitee in respect of the related Loss (net of increased insurance premiums and charges related directly and solely to the related indemnifiable Losses and costs and expenses (including reasonable legal fees and expenses) incurred by such Indemnitee in connection with seeking to collect and collecting such amounts). The existence of a claim by an Indemnitee for monies from an insurer or against a third party in respect of any indemnifiable Loss will not, however, delay any payment pursuant to the indemnification provisions contained herein and otherwise determined to be due and owing by an Indemnifying Party. Rather, the Indemnifying Party will make payment in full of the amount determined to be due and owing by it against an assignment by the Indemnitee to the Indemnifying Party of the entire claim of the Indemnitee for Insurance Proceeds or against such third party. Notwithstanding any other provisions of this Agreement, it is the intention of the Parties that no insurer or any other third party will be (i) entitled to a “windfall” or other benefit it would not be entitled to receive in the absence of the foregoing indemnification provisions or otherwise have any subrogation rights with respect thereto, or (ii) relieved of the responsibility to pay any claims for which it is obligated.

(c) Tax Treatment of Payments.

(i) In the absence of a Final Determination to the contrary, any amount payable by Spinco to Parent under this Agreement will be treated as occurring immediately prior to the Spinco Reorganization, as an inter-company distribution, and any amount payable by Parent to Spinco under this Agreement will be treated as occurring immediately prior to the Spinco Reorganization, as a contribution to capital.

(ii) Notwithstanding the foregoing, the amount that any Indemnifying Party is or may be required to provide indemnification to or on behalf of any Indemnitee pursuant to Section 4.2 or Section 4.3, as applicable, will be decreased to take into account the present value of any Tax benefit made allowable to the Indemnitee (or an Affiliate thereof) arising from the incurrence or payment of the relevant indemnified item. For purposes hereof, any Tax benefit shall be determined (i) using the highest marginal rates in effect at the time of the determination (ii) assuming that the Indemnitee will be liable for Taxes at such rate and has no Tax attributes at the time of the determination, and (iii) assuming that any Tax benefit is used at the earliest date allowable by applicable law. The present value referred to in the preceding sentence shall be determined using a discount rate equal to the mid term applicable federal rate in effect at the time of the payment of the relevant indemnity payment.

Section 4.5 Procedures for Defense, Settlement and Indemnification Of Third-Party Claims.

(a) Direct Claims. Any claim on account of indemnifiable Losses that does not involve a Third-Party Claim will be asserted by reasonably prompt written notice given by the Indemnitee to the Indemnifying Party from whom such indemnification is sought. The failure by any Indemnitee so to give notice as provided in this Section 4.5(a) will not relieve the Indemnifying Party of its obligations under this Article IV, except to the extent that the Indemnifying Party has been actually prejudiced by such failure to give notice.

(b) Third Party Claims.

(i) Notice Of Claims. If an Indemnitee receives notice or otherwise learns of the assertion by a Person (including any Governmental Authority) who is not a member of the Parent Group or Spinco Group or any of their respective Affiliates of any claim or of the commencement by any such Person of any Action with respect to which an Indemnifying Party may be obligated to provide indemnification (collectively, a “Third-Party Claim”), such Indemnitee will give such Indemnifying Party prompt written notice (a “Claims Notice”) thereof but in any event within 15 calendar days after becoming aware of such Third-Party Claim. Any such notice will describe the Third-Party Claim in reasonable detail and include copies of all notices and documents (including court papers) received by the Indemnitee relating to the Third-Party Claim. Notwithstanding the foregoing, the delay or failure of any Indemnitee or other Person to give notice as provided in this Section 4.5(b)(i) will not relieve the Indemnifying Party of its obligations under this Article IV, except to the extent that such Indemnifying Party is actually prejudiced by such delay or failure to give notice.

(ii) Opportunity to Defend. The Indemnifying Party has the right, exercisable by written notice to the Indemnitee within 30 days after receipt of a Claims Notice from the Indemnitee of the commencement or assertion of any Third-Party Claim in respect of which indemnity may be sought under this Article IV, to assume and conduct the defense of such Third-Party Claim in accordance with the limits set forth in this Agreement with counsel selected by the Indemnifying Party and reasonably acceptable to the Indemnitee; provided, however, that the (A) defense of such Third-Party Claim by the Indemnifying Party will not, in the reasonable judgment of the Indemnitee, (1) if Parent is the Indemnifying Party, affect Acquirer or any of its Controlled Affiliates (including after the Merger, any member of the Spinco Group) in an adverse manner and (2) if Spinco is the Indemnifying Party, affect Parent or any of its Controlled Affiliates in an adverse manner; and (B) the Third-Party Claim solely seeks (and continues to seek) monetary damages (the conditions set forth in clauses (A) and (B) are, collectively, the “Litigation Conditions”). If the Indemnifying Party does not assume the defense of a Third-Party Claim in accordance with this Section 4.5(b), the Indemnitee may continue to defend the Third-Party Claim. If the Indemnifying Party has assumed the defense of a Third-Party Claim as provided in this Section 4.5(b), the Indemnifying Party will not be liable for any legal expenses subsequently incurred by the Indemnitee in connection with the defense of the Third-Party Claim; provided, however, that if (x) either of the Litigation Conditions ceases to be met or (y) the Indemnifying Party fails to take reasonable steps necessary to defend diligently such Third-Party Claim, the Indemnitee may assume its own defense, and the Indemnifying Party will be liable for all reasonable costs or expenses paid or incurred in connection with such defense. The Indemnifying Party or the Indemnitee, as the case may be, has the right to participate in (but, subject to the prior sentence, not control), at its own expense, the defense of any Third-Party Claim that the other is defending as provided in this Agreement. The Indemnifying Party, if it has assumed the defense of any Third-Party Claim as provided in this Agreement, may not, without the prior written consent of the Indemnitee, consent to a settlement of, or the entry of any judgment arising from, any such Third-Party Claim that (I) does not include as an unconditional term thereof the giving by the claimant or the plaintiff to the Indemnitee of a complete release from all liability in respect of such Third-Party Claim, (II) provides for injunctive or other nonmonetary relief affecting the Indemnitee or any of its Affiliates, or (III) in the reasonable opinion of the Indemnitee, would otherwise adversely affect the Indemnitee or any of its Affiliates. The Indemnitee may settle any Third-Party Claim, the defense of which has not been assumed by the Indemnifying Party, only with the prior written consent of the Indemnifying Party, not to be unreasonably withheld.

Section 4.6 Additional Matters.

(a) Cooperation in Defense and Settlement. With respect to any Third-Party Claim for which Spinco, on the one hand, and Parent, on the other hand, may have Liability under this Agreement or any of the Ancillary Agreements, the Parties agree to cooperate fully and maintain a joint defense (in a manner that will preserve the attorney-client privilege, joint defense or other privilege with respect thereto) so as to minimize such Liabilities and defense costs associated therewith. The Party that is not responsible for managing the defense of such Third-Party Claims will, upon reasonable request, be consulted with respect to significant matters relating thereto and may retain counsel to monitor or assist in the defense of such claims at its own cost.

(b) Certain Actions. Notwithstanding anything to the contrary set forth in Section 4.5, Parent may elect to have exclusive authority and control over the investigation, prosecution, defense and appeal of all Actions pending at the Business Transfer Time which relate to or arise out of the C&OP Business, the Spinco Assets or the Spinco Liabilities if such Action also relates to the Excluded Assets and Excluded Liabilities and a member of the Parent Group is also named as a target or defendant thereunder (but excluding any such Actions which solely relate to or solely arise in connection with the C&OP Business, the Spinco Assets or the Spinco Liabilities); provided that (i) Parent will consult with Spinco on a regular basis with respect to strategy and developments with respect to any such Action, (ii) if Parent fails to take reasonable steps necessary to defend diligently such Action, Spinco may assume such defense, and Parent will be liable for all reasonable costs or expenses paid or incurred in connection with such defense, (iii) Spinco has the right to participate in (but, subject to clause (ii) above, not control) the defense of such Action, and (iv) Parent must obtain the written consent of Spinco, such consent not to be unreasonably withheld or delayed, to settle or compromise or consent to the entry of judgment with respect to such Action if such settlement, consent or judgment would (i) provide for injunctive or other nonmonetary relief affecting Spinco or any of its Affiliates, or (ii) in the reasonable opinion of Spinco, would otherwise adversely affect Spinco or any of its Affiliates. After any such compromise, settlement, consent to entry of judgment or entry of judgment, Parent and Spinco will agree upon a reasonable allocation to Spinco and Spinco will be responsible for or receive, as the case may be, Spinco’s proportionate share of any such compromise, settlement, consent or judgment attributable to the Spinco Business, the Spinco Assets or the Spinco Liabilities, including its proportionate share of the reasonable costs and expenses associated with defending same.

(c) Substitution. In the event of an Action that involves solely matters that are indemnifiable and in which the Indemnifying Party is not a named defendant, if either the Indemnitee or the Indemnifying Party so requests, the Parties will endeavor to substitute the Indemnifying Party for the named defendant. If such substitution or addition cannot be achieved for any reason or is not requested, the rights and obligations of the Parties regarding indemnification and the management of the defense of claims as set forth in this Article IV will not be affected.

(d) Subrogation. In the event of payment by or on behalf of any Indemnifying Party to or on behalf of any Indemnitee in connection with any Third-Party Claim, such Indemnifying Party will be subrogated to and will stand in the place of such Indemnitee, in whole or in part based upon whether the Indemnifying Party has paid all or only part of the Indemnitee’s Liability, as to any events or circumstances in respect of which such Indemnitee may have any right, defense or claim relating to such Third-Party Claim against any claimant or plaintiff asserting such Third-Party Claim or against any other Person. Such Indemnitee will cooperate with such Indemnifying Party in a reasonable manner, and at the cost and expense of such Indemnifying Party, in prosecuting any subrogated right, defense or claim.

(e) Not Applicable to Taxes. Except for Section 4.4(c) and as otherwise specifically provided herein, this Agreement will not apply to Taxes (which are covered by the Tax Matters Agreement). In the case of any conflict between this Agreement and the Tax Matters Agreement in relation to any matters addressed by the Tax Matters Agreement, the Tax Matters Agreement will prevail.

Section 4.7 Exclusive Remedy. Each of Spinco and Parent intends and hereby agrees that this Article IV sets forth the exclusive remedy of the Parties following the Business Transfer Time for any Losses arising out of any breach of the covenants or agreements of the Parties contained in this Agreement, except that nothing contained in this Section 4.7 will impair any right of any Person (a) to exercise all of their rights and seek all damages available to them under Law in the event of claims or causes of action arising from fraud; (b) to specific performance under this Agreement; and (c) to equitable relief as provided in Section 6.15 or in any Ancillary Agreement. In furtherance of the foregoing, each of the Parties hereto hereby waives, to the fullest extent permitted under applicable Law, any and all rights, claims and causes of action it may have against the other Party in connection herewith, arising under or based upon any Law other than the right to seek indemnity pursuant to this Article IV and the right to seek the relief described in clauses (a), (b) and (c) of the preceding sentence.

Section 4.8 Survival of Indemnities. The rights and obligations of each of Parent and Spinco and their respective Indemnitees under this Article IV will survive the sale or other transfer by any Party of any Assets or businesses or the assignment by it of any Liabilities.

ARTICLE V

ADDITIONAL AGREEMENTS

Section 5.1 Further Assurances. Subject to the limitations of Section 1.7:

(a) In addition to the actions specifically provided for elsewhere in this Agreement or in any Ancillary Agreement, each of the Parties hereto will cooperate with each other and use (and will cause their respective Subsidiaries and Affiliates to use) commercially reasonable efforts, prior to, at and after the Business Transfer Time, to take, or to cause to be taken, all actions, and to do, or to cause to be done, all things reasonably necessary, proper or advisable on its part under applicable Law or Contractual obligations to consummate and make effective the transactions contemplated by this Agreement and the Ancillary Agreements as promptly as reasonably practicable.

(b) Without limiting the generality of Section 5.1(a), where the cooperation of third parties such as insurers or trustees would be necessary in order for a Party to completely fulfill its obligations under this Agreement or the Ancillary Agreements, such Party will use commercially reasonable efforts to cause such third Parties to provide such cooperation. If any Affiliate of Parent or Spinco is not a party to this Agreement or, as applicable, any Ancillary Agreement, and it becomes necessary or desirable for such Affiliate to be a party hereto or thereto to carry out the purpose hereof or thereof, then Parent or Spinco, as applicable, will cause such Affiliate to become a party hereto or thereto or cause such Affiliate to undertake such actions as if such Affiliate were such a party.

(c) Prior to the Business Transfer Time, in the event that the Parties identify any tangible Asset (which, for the avoidance of doubt, excludes any Assets that constitute Intellectual Property) that (i) is owned by a member of the Parent Group, (ii) is not included in the Spinco Assets or will otherwise be made available to the Spinco Business pursuant to the TSA or any of the other Ancillary Agreements, (iii) is not used primarily in, or held primarily for the benefit of, the C&OP Business and (iv) is necessary to manufacture products of the C&OP Business in a manner consistent with the manner in which they have manufactured as of the date hereof, the Parties will reasonably cooperate and negotiate in good faith to identify a mutually acceptable, commercially reasonable arrangement pursuant to which such Asset will be made available to the Spinco Business subsequent to the Business Transfer Time for a reasonable period of time.

Section 5.2 Agreement For Exchange of Information.

(a) Generally. Except as otherwise provided in the TSA and except as provided in the last sentence of this Section 5.2(a), each Party, on behalf of its respective Group, will provide, or cause to be provided, to the other Party’s Group, at any time after the Business Transfer Time and until the later of (x) the sixth anniversary of the Business Transfer Time and (y) the expiration of the relevant statute of limitations period, if applicable, as soon as reasonably practicable after written request therefor, any Shared Information in its possession or under its control. Each of Parent and Spinco agree to make their respective personnel available during regular business hours to discuss the Information exchanged pursuant to this Section 5.2. The obligations set forth in this Section 5.2(a) with respect to the data required for worker’s compensation claim handling and filings will survive the sixth anniversary time period herein and will instead survive indefinitely.

(b) Financial Information for Parent. Without limitation to Section 5.2(a), until the end of the first full fiscal year occurring after the Distribution Date (and for a reasonable period of time afterwards as required by Law for Parent to prepare consolidated financial statements or complete a financial statement audit for any period during which the financial results of the Spinco Group were consolidated with those of Parent), Spinco will use its reasonable best efforts to enable Parent to meet its timetable for dissemination of its financial statements and to enable Parent’s auditors to timely complete their annual audit and quarterly reviews of financial statements. As part of such efforts, to the extent reasonably necessary for the preparation of financial statements or completing an audit or review of financial statements or an audit of internal control over financial reporting, (i) Spinco will authorize and direct its auditors to make available to Parent’s auditors, within a reasonable time prior to the date of Parent’s auditors’ opinion or review report, both (x) the personnel who performed or will perform the annual audits and quarterly reviews of Spinco and (y) work papers related to such annual audits and quarterly reviews, to enable Parent’s auditors to perform any procedures they consider reasonably necessary to take responsibility for the work of Spinco’s auditors as it relates to Parent’s auditors’ opinion or report and (ii) until all governmental audits are complete, Spinco will provide reasonable access during normal business hours for Parent’s internal auditors, counsel and other designated representatives to (x) the premises of Spinco and its Subsidiaries and all Information (and duplicating rights) within the knowledge, possession or control of Spinco and its Subsidiaries and (y) the officers and employees of Spinco and its Subsidiaries, so that Parent may conduct reasonable audits relating to the financial statements provided by Spinco and its Subsidiaries; provided, however, that such access will not be unreasonably disruptive to the business and affairs of the Spinco Group.

(c) Financial Information for Spinco. Without limitation to Section 5.2(a), until the end of the second full fiscal year occurring after the Distribution Date (and for a reasonable period of time afterwards or as required by Law), Parent will use its reasonable best efforts to enable Spinco to meet its timetable for dissemination of its financial statements and to enable Spinco’s auditors to timely complete their annual audit and quarterly reviews of financial statements. As part of such efforts, to the extent reasonably necessary for the preparation of financial statements or completing an audit or review of financial statements or an audit of internal control over financial reporting, (i) Parent will authorize and direct its auditors to make available to Spinco’s auditors, within a reasonable time prior to the date of Spinco’s auditors’ opinion or review report, both (x) the personnel who performed or will perform the annual audits and quarterly reviews of Parent and (y) work papers related to such annual audits and quarterly reviews, to enable Spinco’s auditors to perform any procedures they consider reasonably necessary to take responsibility for the work of Parent’s auditors as it relates to Spinco’s auditors’ opinion or report and (ii) until all governmental audits are complete, Parent will provide reasonable access during normal business hours for Spinco’s internal auditors, counsel and other designated representatives to (x) the premises of Parent and its Subsidiaries and all Information (and duplicating rights) within the knowledge, possession or control of Parent and its Subsidiaries and (y) the officers and employees of Parent and its Subsidiaries, so that Spinco may conduct reasonable audits relating to the financial statements provided by Parent and its Subsidiaries; provided, however, that such access will not be unreasonably disruptive to the business and affairs of the Parent Group.

(d) Certifications. In order to enable the principal executive officer(s) and principal financial officer(s) (as such terms are defined in the rules and regulations of the U.S. Securities and Exchange Commission) of Parent to make any certifications required of them under Section 302 or 906 of the Sarbanes-Oxley Act of 2002, Spinco will, within a reasonable period of time following a request from Parent in anticipation of filing such reports, cause its principal executive officer(s) and principal financial officer(s) to provide Parent with certifications of such officers in support of the certifications of Parent’s principal executive officer(s) and principal financial officer(s) required under Section 302 or 906 of the Sarbanes-Oxley Act of 2002 with respect to Parent’s Quarterly Report on Form 10-Q filed with respect to the fiscal quarter during which the Distribution Date occurs (unless such quarter is the fourth fiscal quarter), each subsequent fiscal quarter through the third fiscal quarter of the year in which the Distribution Date occurs and Parent’s Annual Report on Form 10-K filed with respect to the fiscal year during which the Distribution Date occurs. Such certifications will be provided in substantially the same form and manner as such Spinco officers provided prior to the Distribution (reflecting any changes in certifications necessitated by the Spinco Reorganization, the Recapitalization the Distribution or and any other transactions related thereto) or as otherwise agreed upon between Parent and Spinco.

(e) Limitations of Liability. Neither Party will have any Liability to the other Party in the event that any Information exchanged or provided pursuant to this Agreement that is an estimate or forecast, or that is based on an estimate or forecast, is found to be inaccurate in the absence of willful misconduct by the providing Person.

(f) Ownership of Information. Any Information owned by a Party that is provided to the other Party pursuant to this Section 5.2 remains the property of the Party that owned and provided such Information. Each Party will, and will cause members of their respective Groups to, remove and destroy any hard drives or other electronic data storage devices from any computer or server that is reasonably likely to contain Information that is protected by this Section 5.2 and that is transferred or sold to a third-party or otherwise disposed of in accordance with Section 5.2(g), unless required by Law to retain such materials.

(g) Record Retention. Each Party agrees to use its commercially reasonable efforts to retain all Information that relates to the operations of the C&OP Business in its respective possession or control at the Business Transfer Time in accordance with the policies of Parent as in effect on the Business Transfer Time or such other policies as may be adopted by Parent thereafter (provided, in the case of Spinco, that Parent notify Spinco of any such change). No Party will destroy, or permit any of its Subsidiaries to destroy, any Information which the other Party may have the right to obtain pursuant to this Agreement prior to the end of the retention period set forth in Parent’s retention policies without first using its commercially reasonable efforts to notify the other Party of the proposed destruction and giving the other Party the opportunity to take possession or make copies of such Information prior to such destruction. Notwithstanding the foregoing, Section 7.02 of the Tax Matters Agreement will govern the retention of Tax Returns, schedules and work papers and all material records or other documents relating thereto.

(h) Other Agreements Providing for Exchange of Information. The rights and obligations granted under this Section 5.2 are subject to any specific limitations, qualifications or additional provisions on the sharing, exchange or confidential treatment of Information set forth in this Agreement, the Confidentiality Agreement and any Ancillary Agreement.

(i) Costs of Providing Information. Each Party will be responsible for paying the fees and expenses incurred by it in connection with complying with the provisions of this Section 5.2.

(j) Production of Witnesses; Records; Cooperation.

(i) After the Business Transfer Time, except in the case of any Action by one Party or its Affiliates against another Party or its Affiliates, each Party will use its commercially reasonable efforts to make available to each other Party, upon written request, the former, current and future directors, officers, employees, other personnel and agents of the members of its respective Group as witnesses and any books, records or other documents within its control or which it otherwise has the ability to make available, to the extent that any such person (giving consideration to business demands of such directors, officers, employees, other personnel and agents) or books, records or other documents may reasonably be required in connection with any Action in which the requesting Party may from time to time be involved, regardless of whether such Action is a matter with respect to which indemnification may be sought hereunder. The requesting Party agrees to reimburse the other Party for the reasonable out-of-pocket costs, if any, incurred in connection therewith.

(ii) If an Indemnifying Party chooses to defend or to seek to compromise or settle any Third-Party Claim, the other Party will make available to such Indemnifying Party, upon written request, the former, current and future directors, officers, employees, other personnel and agents of the members of its respective Group as witnesses and any books, records or other documents within its control or which it otherwise has the ability to make available, to the extent that any such person (giving consideration to business demands of such directors, officers, employees, other personnel and agents) or books, records or other documents may reasonably be required in connection with such defense, settlement or compromise, or the prosecution, evaluation or pursuit thereof, as the case may be, and will otherwise cooperate in such defense, settlement or compromise, or such prosecution, evaluation or pursuit, as the case may be.

(iii) Without limiting the foregoing, the Parties will cooperate and consult to the extent reasonably necessary with respect to Third-Party Claims.

(iv) Without limiting any provision of this Section 5.2(j), each of the Parties will cooperate, and will cause each member of its respective Group to cooperate, with each other in the defense of any claim that the C&OP Business infringes Intellectual Property of any third Person or that challenges the validity of any Intellectual Property licensed to any Party pursuant to this Agreement or any Ancillary Agreement, and no

Party will claim to acknowledge, or permit any member of its respective Group to claim to acknowledge, the validity or infringing use of any Intellectual Property of a third Person in a manner that would hamper or undermine the defense of such infringement, validity or similar claim or challenge except as required by Law.

(v) The obligation of the Parties to provide witnesses pursuant to this Section 5.2(j) is intended to be interpreted in a manner so as to facilitate cooperation and will include the obligation to provide as witnesses inventors and other officers without regard to whether the witness or the employer of the witness could assert a possible business conflict.

(vi) In connection with any matter contemplated by this Section 5.2(j), the Parties will enter into a mutually acceptable joint defense agreement so as to maintain to the extent practicable any applicable attorney-client privilege or work product immunity of any member of any Group.

(k) Restrictions. Except as expressly provided in this Agreement or the Ancillary Agreements, no Party or member of such Party’s Group hereunder grants or confers rights of license in any Information owned by any member of such Party’s Group to any member of the other Party’s Group hereunder.

Section 5.3 Privileged Matters.

(a) The respective rights and obligations of the Parties to maintain, preserve, assert or waive any or all privileges belonging to either Party or its Subsidiaries with respect to the Spinco Business or the Non-Spinco Business, including the attorney-client and work product privileges (collectively, “Privileges”), will be governed by the provisions of this Section 5.3. With respect to Privileged Information of Parent, Parent will have sole authority in perpetuity to determine whether to assert or waive any or all Privileges, and Spinco will not take any action (or permit any member of its Group to take action) without the prior written consent of Parent that could result in any waiver of any Privilege that could be asserted by Parent or any member of its Group under applicable Law and this Agreement. With respect to Privileged Information of Spinco arising after the Business Transfer Time, Spinco will have sole authority in perpetuity to determine whether to assert or waive any or all Privileges, and Parent will take no action (nor permit any member of its Group to take action) without the prior written consent of Spinco that could result in any waiver of any Privilege that could be asserted by Spinco or any member of its Group under applicable Law and this Agreement. The rights and obligations created by this Section 5.3 will apply to all Information as to which a Party or its respective Groups would be entitled to assert or have asserted a Privilege without regard to the effect, if any, of the Spinco Reorganization, the Recapitalization or the Distribution (“Privileged Information”).

(b) Privileged Information of Parent and its Group includes (i) any and all Information regarding the Non-Spinco Business and the Parent Group (other than Information relating to the C&OP Business (“Spinco Information”)), whether or not such Information (other than Spinco Information) is in the possession of Spinco or any Affiliate thereof, (ii) all communications subject to a Privilege between counsel for Parent (other than counsel for the C&OP Business) (including any person who, at the time of the communication, was an employee of Parent or its Group in the capacity of in-house counsel, regardless of whether such employee is or becomes an employee of Acquirer, Spinco or any Affiliate thereof) and any person who, at the time of the communication, was an employee of Parent, regardless of whether such employee is or becomes an employee of Spinco or any Affiliate thereof, and (iii) all Information generated, received or arising after the Business Transfer Time that refers or relates to and discloses Privileged Information of Parent or its Group generated, received or arising prior to the Business Transfer Time.

(c) Privileged Information of Spinco and its Group includes (i) any and all Spinco Information, whether or not it is in the possession of Parent or any member of its Group, (ii) all communications subject to a Privilege between counsel for the C&OP Business (including any person who, at the time of the communication, was an employee of Parent or its Group in the capacity of in-house counsel, regardless of whether such employee is or remains an employee of Parent or any Affiliate thereof) and any person who, at the time of the communication, was an employee of Parent, Spinco or any member of either Group or the C&OP Business regardless of whether such employee was, is or becomes an employee of Parent or any of its Subsidiaries, and (iii) all Information generated, received or arising after the Business Transfer Time that refers or relates to and discloses Privileged Information of Spinco or its Group generated, received or arising after the Business Transfer Time.

(d) Upon receipt by Parent or Spinco, or any of their respective Affiliates, as the case may be, of any subpoena, discovery or other request from any third-party that actually or arguably calls for the production or disclosure of Privileged Information of the other or if Parent or Spinco, or any of their respective Affiliates, as the case may be, obtains knowledge that any current or former employee of Parent or Spinco, or any of their respective Affiliates, as the case may be, receives any subpoena, discovery or other request from any third-party that actually or arguably calls for the production or disclosure of Privileged Information of the other, Parent or Spinco, as the case may be, will promptly notify the relevant other Party of the existence of the request and will provide such other Party a reasonable opportunity to review the Information and to assert any rights it may have under this Section 5.3 or otherwise to prevent the production or disclosure of Privileged Information. Parent or Spinco, as the case may be, will not, and will cause their respective Affiliates not to, produce or disclose to any third-party any of the other Party’s Privileged Information under this Section 5.3 unless (i) the other Party has provided its express written consent to such production or disclosure or (ii) a court of competent jurisdiction has entered an Order not subject to interlocutory appeal or review finding that the Information is not entitled to protection from disclosure under any applicable privilege, doctrine or rule.

(e) Parent’s transfer of books and records pertaining to the C&OP Business and other Information to Spinco, Parent’s agreement to permit Spinco to obtain Information existing prior to the Spinco Reorganization, Spinco’s transfer of books and records pertaining to Parent, if any, and other Information to Parent and Spinco’s agreement to permit Parent to obtain Information existing prior to the Spinco Reorganization are made in reliance on Parent’s and Spinco’s respective agreements, as set forth in Section 5.2 and this Section 5.3, to maintain the confidentiality of such Information and to take the steps provided herein for the preservation of all Privileges that may belong to or be asserted by Parent or Spinco, as the case may be. The access to Information, witnesses and individuals being granted pursuant to Section 5.2 and the disclosure to Spinco and Parent of Privileged Information relating to the Spinco Business or the Non-Spinco Business pursuant to this Agreement in connection with the Spinco Reorganization will not be asserted by Parent or Spinco to constitute, or otherwise deemed, a waiver of any Privilege that has been or may be asserted under this Section 5.3 or otherwise. Nothing in this Agreement will operate to reduce, minimize or condition the rights granted to Parent and Spinco in, or the obligations imposed upon Parent and Spinco by, this Section 5.3.

Section 5.4 Intellectual Property Assignment/Recordation. Each Party will be responsible for, and will pay all expenses (whether incurred before, at or after the Business Transfer Time) involved in notarization, authentication, legalization and/or consularization of the signatures of any representatives of its Group on any of the Transfer Documents relating to the transfer of Intellectual Property. Spinco will be responsible for, and will pay, all expenses (whether incurred before, at or after the Business Transfer Time) incurred in connection with the transfer of licenses or procurement of new licenses from third parties as may be necessary or advisable in connection with the Transfer Documents relating to the transfer of Intellectual Property to Spinco. Spinco will be responsible for, and will pay, all expenses (whether incurred before, at or after the Business Transfer Time) relating to, the recording of any such Transfer Documents relating to the transfer of Intellectual Property to any member of the Spinco Group with any Governmental Authorities as may be necessary or appropriate.

Section 5.5 Intellectual Property Matters.

(a) Use of Names of the Parent Group by Spinco. From and after the Business Transfer Time, Spinco will take all actions necessary to assure that no member of the Spinco Group operates the Spinco Business utilizing, based on or taking advantage of the name, reputation, Trademarks or goodwill of any member of the Parent Group; provided that Acquirer and members of the Spinco Group may refer to the Parent Group and Trademarks of the Parent Group in connection with describing the historical relationship of the Spinco Group to the Parent

Group. In addition, Spinco and each member of the Spinco Group may use products, product labeling, packaging, advertising, sale and promotional materials, printed stationery, brochures and literature bearing any of the corporate names, Trademarks or consumer information telephone numbers of the Parent Group after the Business Transfer Time; provided, that Spinco will, and will cause each member of the Spinco Group to, cease use of products, product labeling, packaging, advertising, sale and promotional materials, printed stationery, brochures and literature bearing any of the corporate names, Trademarks or consumer information telephone numbers beginning on the first anniversary of the Business Transfer Time; provided, further, that there will be no time limit with respect to Spinco’s sale of products bearing the corporate name, Trademarks or consumer information telephone numbers or that use any packaging bearing that same included in the Spinco Inventory. The Spinco Group will use commercially reasonable efforts to cease the sale or use of such products, product labeling or packaging as promptly as reasonably practicable following the Business Transfer Time, consistent with their ordinary course of business. Spinco will, and will cause each member of the Spinco Group to, maintain quality standards for products of the Spinco Business not materially different from those maintained by the C&OP Business prior to the Business Transfer Time for so long as any member of the Spinco Group continues to sell or use any products, product labeling, packaging, advertising, sales or promotional materials bearing the corporate names, Trademarks or consumer information telephone numbers of any member of the Parent Group.

(b) Use of Mead Name by Parent Group. From and at any time after the Business Transfer Time, Parent and each member of the Parent Group may use the name “Mead” (whether alone or in combination with other words) (the “Mead Name”) in connection with or in reference to the historic business of Parent or any member of the Parent Group. For a period of two years after the Business Transfer Time, Parent and each member of the Parent Group may use the Mead Name as a trade name or business name with respect to any of the business operations of the Parent Group conducted by the Parent Group as of the Business Transfer Time (but excluding any C&OP Business). Nothing herein gives or will give Parent or any member of the Parent Group the right to use “Mead” as a trademark for specific goods or services, except as a matter of historical reference. Notwithstanding the foregoing, Spinco agrees and acknowledges that nothing in this Section 5.5(b) precludes or will preclude any use of “MeadWestvaco” by Parent or any member of the Parent Group, or any successor and assign, as a trade name or business name or as a trademark for any goods or services offered by Parent Group at any time after the Business Transfer Time, and that no member of the Spinco Group will, at any time, take any action to challenge any use of “MeadWestvaco” by Parent or any member of the Parent Group, or any successor and assign, whether on trademark infringement or any other grounds.

(c) Cross-License of Certain Intellectual Property. At the Business Transfer Time, the Parties will enter into one or more agreements (the “Intellectual Property Cross-License Agreement(s)”) pursuant to which (i) Parent will grant to the Spinco Group, effective as of the Business Transfer Time, a perpetual, world-wide, royalty-free, irrevocable, fully-paid, non-exclusive, license to use, practice, reproduce, modify and make derivative works of, and to make, sell and distribute goods and services utilizing or incorporating Intellectual Property that are not contained within the provisions of Section 1.4(a)(vi), which is used in or necessary to perform the processes performed in, and otherwise conduct, the C&OP Business and which qualifies as an Excluded IP Asset only under Section 1.4(b)(ii) and (ii) Spinco, or any applicable member of the Spinco Group, will grant to the Parent Group, effective as of the Business Transfer Time, a perpetual, world-wide, royalty-free, irrevocable, fully-paid, non-exclusive, license to use, practice, reproduce, modify and make derivative works of, and to make, sell and distribute goods and services utilizing or incorporating Intellectual Property that are contained within the provisions of Section 1.4(a)(vi) which is used in or necessary to perform the processes performed in, and otherwise conduct, the businesses conducted by the Parent Group. The foregoing does not apply to the Mead Name, which is the subject of Section 5.5(b). The rights of the Parties under any Intellectual Property Cross-License Agreement may not be sublicensed and will be transferable only in connection with a sale of the Party’s relevant product line or business employing the relevant Intellectual Property Rights.

Section 5.6 Removal of Tangible Assets.

(a) Except as may be otherwise provided in the TSA, or otherwise agreed to by the Parties, all tangible Spinco Assets that are located at any Non-Spinco Facilities will be moved as promptly as practicable after the

Business Transfer Time from such facilities, at Parent’s expense and in a manner so as not to unreasonably interfere with the operations of any member of the Parent Group and to not cause damage to such facility, and such member of the Parent Group will provide reasonable access to such facility to effectuate same. Spinco will remove any Spinco Assets that remain at any such facilities in connection with the performance of services under the TSA as promptly as practicable after the termination of such service pursuant to the same terms and conditions stated in the immediately preceding sentence.

(b) Except as may be otherwise provided in the TSA or otherwise agreed to by the Parties, all tangible Excluded Assets that are located at any of the Spinco Facilities will be moved as promptly as practicable after the Business Transfer Time from such facilities, at Parent’s expense and in a manner so as not to unreasonably interfere with the operations of any member of the Spinco Group and to not cause damage to such Spinco Facility, and such member of the Spinco Group will provide reasonable access to such Spinco Facility to effectuate such movement. Parent will remove any Excluded Assets that remain at any such Spinco Facilities in connection with the performance of services under the TSA as promptly as practicable after the termination of such service pursuant to the same terms and conditions stated in the immediately preceding sentence.

Section 5.7 Insurance.

(a) Rights Under Policies. Notwithstanding any other provision of this Agreement, from and after the Business Transfer Date, none of Spinco nor any other member of the Spinco Group will have any rights whatsoever with respect to any Policies, except that (i) Parent will, if requested by Spinco, use commercially reasonable efforts to assert, on behalf of Spinco, claims for any loss, liability or damage with respect solely to the Spinco Assets or Spinco Liabilities under Policies with third-party insurers which are “occurrence basis” insurance policies (“Occurrence Basis Policies”) arising out of insured incidents occurring from the date coverage thereunder first commenced until the Business Transfer Date to the extent that the terms and conditions of any such Occurrence Basis Policies and agreements relating thereto so allow, and (ii) Parent will, if requested by Spinco, use commercially reasonable efforts to continue to prosecute, on behalf of Spinco, claims with respect solely to Spinco Assets or Spinco Liabilities properly asserted with an insurer prior to the Business Transfer Date under Policies with third-party insurers which are insurance policies written on a “claims made” basis (“Claims Made Policies”) arising out of insured incidents occurring from the date coverage thereunder first commenced until the Business Transfer Date to the extent that the terms and conditions of any such Claims Made Policies and agreements relating thereto so allow; provided that in the case of both clauses (i) and (ii) above, (A) all of Parent’s and each member of the Parent Group’s costs and expenses incurred in connection with the foregoing are promptly paid by Spinco, (B) Parent and the Parent Group may, at any time, without Liability or obligation to Spinco or any member of the Spinco Group (other than as set forth in Section 5.7(c)), amend, commute, terminate, buy-out, extinguish liability under or otherwise modify any Occurrence Basis Policies or Claims Made Policies (and such claims will be subject to any such amendments, commutations, terminations, buy-outs, extinguishments and modifications), (C) any such claim will be subject to all of the terms and conditions of the applicable Policy and (D) Spinco promptly pays to Parent any applicable deductible.

(b) Assistance by Parent. Until the one-year anniversary of the Business Transfer Time and as requested by Spinco, Parent will use commercially reasonable efforts to assist Spinco in connection with any efforts by Spinco to acquire insurance coverage with respect to the C&OP Business for incidents occurring prior to the Business Transfer Date, as described in Section 5.7(a); provided, that all of Parent’s reasonable costs and expenses incurred in connection with the foregoing are promptly paid by Spinco.

(c) Parent Actions. In the event that after the Business Transfer Date, Parent or any member of the Parent Group proposes to amend, commute, terminate, buy-out, extinguish liability under or otherwise modify any Policies under which Spinco has rights to assert claims pursuant to Section 5.7(a) in a manner that would adversely affect any such rights of Spinco (i) Parent will give Spinco prior written notice thereof (it being understood that the decision to take any such action will be in the sole discretion of Parent) and (ii) Parent will pay to Spinco its equitable share (which must be determined by Parent in good faith based on the amount of premiums paid or allocated to the C&OP Business in respect of the applicable Policy) of any net proceeds actually received by Parent from the insurer under the applicable Policy as a result of such action by Parent (after deducting Parent’s reasonable costs and expenses incurred in connection with such action). The Tax treatment of any such payments to Spinco by Parent will be handled in accordance with Section 4.4(c).

(d) Insurance Premiums. Subject to clause (B) of the proviso to Section 5.7(a), from and after the Business Transfer Date, Parent will pay, if so directed by Spinco, all premiums (retrospectively-rated or otherwise) as required under the terms and conditions of the respective Policies in respect of periods prior to the Business Transfer Date, whereupon Spinco will upon the request of Parent, promptly reimburse Parent for that portion of such premiums paid by Parent as are reasonably determined by Parent (and reasonably approved by Spinco) to be attributable to the C&OP Business.

(e) Agreement for Waiver of Conflict and Shared Defense. In the event that a Policy provides coverage for both Parent and/or a member of the Parent Group, on the one hand, and Spinco and/or a member of the Spinco Group, on the other hand, relating to the same occurrence or claim, Parent and Spinco agree to defend jointly and to waive any conflict of interest necessary to the conduct of that joint defense.

(f) Termination. The obligations of Parent and the Parent Group set forth in this Section 5.7 will terminate on the one-year anniversary of the Business Transfer Time, except with respect to any claims against Occurrence Basis Policies.

(g) No Limitation to Indemnity. Nothing in this Section 5.7 will be construed to limit or otherwise alter in any way the indemnity obligations of the parties to this Agreement, including those created by this Agreement.

ARTICLE VI

MISCELLANEOUS

Section 6.1 Expenses. Except as otherwise provided in this Agreement, including Section 1.7(b), Section 1.7(d), Section 1.10, Section 1.11, Section 2.7(e), Section 4.4(b), Section 4.5(b), Section 4.6(b), Section 4.6(d), Section 5.2(i), Section 5.4, Section 5.7, the Merger Agreement or any Ancillary Agreement, each Party will be responsible for the fees and expenses of the Parties as provided in Section 11.2 of the Merger Agreement.

Section 6.2 Entire Agreement. This Agreement, the Merger Agreement, the Ancillary Agreements and the Confidentiality Agreement, including any related annexes, schedules and exhibits, as well as any other agreements and documents referred to herein and therein, will together constitute the entire agreement between the Parties with respect to the subject matter hereof and thereof and will supersede all prior negotiations, agreements and understandings of the Parties of any nature, whether oral or written, with respect to such subject matter.

Section 6.3 Governing Law. This Agreement and, unless expressly provided therein, each Ancillary Agreement (and any claims or disputes arising out of or related hereto or thereto or to the transactions contemplated hereby and thereby or to the inducement of any Party to enter herein and therein, whether for breach of contract, tortious conduct or otherwise and whether predicated on common law, statute or otherwise) is governed by and construed and interpreted in accordance with the Laws of the State of Delaware irrespective of the choice of laws principles of the State of Delaware, including all matters of validity, construction, effect, enforceability, performance and remedies.

Section 6.4 Notices. Any notice, demand, claim or other communication under this Agreement shall be sufficient if in writing, and sent by facsimile transmission (provided that any notice received by facsimile transmission or otherwise at the addressee’s location on any Business Day after 5:00 p.m. (addressee’s local time) shall be deemed to have been received at 9:00 a.m. (addressee’s local time) on the next Business Day), by reliable overnight delivery service (with proof of service), hand delivery or certified or registered mail (return receipt requested and first-class postage prepaid), addressed as follows:

If to Parent or, prior to the Effective Time, Spinco:

MeadWestvaco Corporation 501 South 5th Street Richmond, Virginia 23219-0501
Attention:	General Counsel
Fax:	(804) 444-1000

with a copy (which shall not constitute notice) to:

Wachtell, Lipton, Rosen & Katz 51 West 52nd Street New York, New York 10019
Attention:	Elliott V. Stein Gregory E. Ostling

Facsimile:	(212) 403-2000

If to Spinco, after the Effective Time:

ACCO Brands Corporation 300 Tower Parkway Lincolnshire, IL 60049
Attention:	General Counsel
Fax:	(847) 484-4144

with a copy (which shall not constitute notice) to:

Skadden, Arps, Slate, Meagher & Flom LLP 155 North Wacker Drive Chicago, IL 60606
Attention:	William R. Kunkel

Facsimile:	(312) 407-8514

or to such other address as any Party shall specify by written notice so given, and such notice shall be deemed to have been delivered as of the date so telecommunicated, personally delivered or mailed. Any Party to this Agreement may notify any other party of any changes to the address or any of the other details specified in this paragraph; provided that such notification shall only be effective on the date specified in such notice or five (5) Business Days after the notice is given, whichever is later. Rejection or other refusal to accept or the inability to deliver because of changed address of which no notice was given shall be deemed to be receipt of the notice as of the date of such rejection, refusal or inability to deliver. Any notice to Parent will be deemed notice to all members of the Parent Group, and any notice to Spinco will be deemed notice to all members of the Spinco Group.

Section 6.5 Priority of Agreements. If there is a conflict between any provision of this Agreement and a provision in any of the Ancillary Agreements, the provision of this Agreement will control unless specifically provided otherwise in this Agreement or in the Ancillary Agreement.

Section 6.6 Amendments and Waivers.

(a) This Agreement may be amended and any provision of this Agreement may be waived; provided that any such amendment or waiver will be binding upon a Party only if such amendment or waiver is set forth in a writing executed by such Party. In addition, unless the Merger Agreement shall have been terminated in accordance with its terms, any such amendment or waiver shall be subject to the written consent of Acquirer. No course of dealing between or among any Persons having any interest in this Agreement will be deemed effective to modify, amend or discharge any part of this Agreement or any rights or obligations of any Party hereto under or by reason of this Agreement.

(b) No delay or failure in exercising any right, power or remedy hereunder will affect or operate as a waiver thereof; nor will any single or partial exercise thereof or any abandonment or discontinuance of steps to enforce such a right, power or remedy preclude any further exercise thereof or of any other right, power or remedy. Any waiver, permit, consent or approval of any kind or character of any breach or default under this Agreement or any such waiver of any provision of this Agreement must satisfy the conditions set forth in Section 6.6(a) and will be effective only to the extent in such writing specifically set forth.

Section 6.7 Termination. This Agreement will terminate without further action at any time before the Effective Time upon termination of the Merger Agreement. If terminated, no Party will have any Liability of any kind to the other Party or any other Person on account of this Agreement, except as provided in the Merger Agreement.

Section 6.8 Parties in Interest. This Agreement is binding upon and is for the benefit of the Parties hereto and their respective successors and permitted assigns. Acquirer shall be a third party beneficiary of the rights of Spinco under this Agreement. This Agreement is not made for the benefit of any Person not a Party hereto, and no Person other than the Parties hereto or their respective successors and permitted assigns will acquire or have any benefit, right, remedy or claim under or by reason of this Agreement, except (i) as contemplated in the preceding sentence and (ii) for the provisions of Article IV with respect to indemnification of Indemnitees.

Section 6.9 Assignability. No Party may assign its rights or delegate its duties under this Agreement without the written consent of the other Party, except that a Party may assign its rights or delegate its duties under this Agreement to a member of its Group; provided that the member agrees in writing to be bound by the terms and conditions contained in this Agreement; and provided, further, that the assignment or delegation will not relieve any Party of its indemnification obligations or obligations in the event of a breach of this Agreement. Except as provided in the preceding sentence, any attempted assignment or delegation will be void.

Section 6.10 Construction. When a reference is made in this Agreement to an Article or Section, such reference shall be to an Article or Section of this Agreement unless otherwise indicated. The table of contents to this Agreement is for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. The descriptive headings herein are inserted for convenience of reference only and are not intended to be a substantive part of or to affect the meaning or interpretation of this Agreement. Whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation.” The words “hereof,” “hereby,” “herein” and “hereunder” and words of similar import when used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement. All terms defined in this Agreement shall have the defined meanings when used in any certificate or other document made or delivered pursuant thereto unless otherwise defined therein. The definitions contained in this Agreement are applicable to the singular as well as the plural forms of such terms and to the masculine as well as to the feminine and neuter genders of such term. Any agreement, instrument or statute defined or referred to herein or in any agreement or instrument that is referred to herein means such agreement, instrument or statute as from time to time amended, modified or supplemented, including (in the case of agreements or instruments) by waiver or consent and (in the case of statutes) by succession of comparable successor statutes, including all attachments thereto and instruments incorporated therein. References to a Person are also to its permitted successors and assigns. References to a date or time shall be deemed to be such date or time in New York City, unless otherwise specified. References to dollar amounts are to U.S. dollars, unless otherwise specified. Each of the parties has participated in the drafting and negotiation of this Agreement. If an ambiguity or question of intent or interpretation arises, this Agreement must be construed as if it is drafted by all the parties and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of authorship of any of the provisions of this Agreement. Except as otherwise expressly provided elsewhere in this Agreement, the Merger Agreement, or any Ancillary Agreement, any provision herein which contemplates the agreement, approval or consent of, or exercise of any right of, a Party, such Party may give or withhold such agreement, approval or consent, or exercise such right, in its sole and absolute discretion, the Parties hereto hereby expressly disclaim any implied duty of good faith and fair dealing or similar concept.

Section 6.11 Severability. If any provision of this Agreement or any Ancillary Agreement, or the application of any provision to any Person or circumstance, shall be declared judicially to be invalid, unenforceable or void, such decision shall not have the effect of invalidating or voiding the remainder of this Agreement or such Ancillary Agreement, it being the intent and agreement of the parties hereto that this Agreement and any Ancillary Agreement shall be deemed amended by modifying such provision to the extent necessary to render it valid, legal and enforceable while preserving its intent or, if such modification is not possible, by substituting therefor another provision that is legal and enforceable and that achieves the same objective.

Section 6.12 Counterparts. This Agreement may be executed in multiple counterparts (any one of which need not contain the signatures of more than one Party), each of which will be deemed to be an original but all of which taken together will constitute one and the same agreement. This Agreement, and any amendments hereto, to the extent signed and delivered by means of a facsimile machine or other electronic transmission, will be treated in all manner and respects as an original agreement and will be considered to have the same binding legal effects as if it were the original signed version thereof delivered in person. At the request of a Party, the other Party will re-execute original forms thereof and deliver them to the requesting Party. No Party will raise the use of a facsimile machine or other electronic means to deliver a signature or the fact that any signature was transmitted or communicated through the use of facsimile machine or other electronic means as a defense to the formation of a Contract and each such Party forever waives any such defense.

Section 6.13 Survival of Covenants. Except as expressly set forth in any Ancillary Agreement, the covenants, representations and warranties contained in this Agreement and each Ancillary Agreement, and liability for the breach of any obligations contained herein, will survive each of the Spinco Reorganization, the Recapitalization and the Distribution and will remain in full force and effect.

Section 6.14 Jurisdiction; Consent to Jurisdiction.

(a) Exclusive Jurisdiction. Each of the Parties irrevocably agrees that any claim, dispute or controversy (of any and every kind or type, whether based on contract, tort, statute, regulation or otherwise, and whether based on state, federal, foreign or any other law), arising out of, relating to or in connection with this Agreement, the Ancillary Agreements, the documents referred to in this Agreement, or any of the transactions contemplated thereby, and including disputes relating to the existence, validity, breach or termination of this Agreement (any such claim being a “Covered Claim”) may be brought and determined in any federal or state court located in the State of Delaware, and each of the Parties hereto hereby irrevocably submits in respect of Covered Claims for itself and in respect to its property, generally and unconditionally, to the exclusive jurisdiction of the aforesaid courts and agrees that it may be served with such legal process at the address and in the manner set forth in Section 6.4. Each of the Parties hereto hereby irrevocably waives, and agrees not to assert, by way of motion, as a defense, counterclaim or otherwise, in any action or proceeding in respect of Covered Claims (a) any claim that it is not personally subject to the jurisdiction of the above-named courts for any reason other than the failure to lawfully serve process, (b) that it or its property is exempt or immune from jurisdiction of any such court or from any legal process commenced in such courts (whether through service of notice, attachment prior to judgment, attachment in aid of execution of judgment, execution of judgment or otherwise) and (c) to the fullest extent permitted by applicable Laws, that (i) the suit, action or proceeding in any such court is brought in an inconvenient forum, (ii) the venue of such suit, action or proceeding is improper and (iii) this Agreement, or the subject matter hereof, may not be enforced in or by such courts.

(b) Waiver of Jury Trial. EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE EACH SUCH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT, THE ANCILLARY AGREEMENTS OR THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT AND THE ANCILLARY AGREEMENTS. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (i) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF ANY LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER, (ii) EACH PARTY UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER, (iii) EACH PARTY MAKES THIS WAIVER VOLUNTARILY, AND (iv) EACH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT, BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS (b).

Section 6.15 Specific Performance. In the event of any actual or threatened default in, or breach of, any of the terms, conditions and provisions of this Agreement or any other Ancillary Agreement, the Party who is, or is to be, thereby aggrieved will have the right to specific performance and injunctive or other equitable relief in respect of its rights under this Agreement or such Ancillary Agreement, in addition to any and all other rights and remedies at law or in equity, subject to Section 4.7. The Parties agree that the remedies at law for any breach or threatened breach, including monetary damages, are inadequate compensation for any loss and that any defense in any action for specific performance that a remedy at law would be adequate is waived. Any requirements for the securing or posting of any bond with such remedy are waived by each of the Parties to this Agreement.

Section 6.16 Limitations of Liability. Notwithstanding anything in this Agreement to the contrary, neither Spinco or its Affiliates, on the one hand, nor Parent or its Affiliates, on the other hand, will be liable under this Agreement to the other for any special, indirect, punitive, exemplary, remote, speculative or similar damages in excess of compensatory damages of the other arising in connection with the transactions contemplated hereby (other than any such liability with respect to a Third-Party Claim).

ARTICLE VII

DEFINITIONS

For purposes of this Agreement, the following terms, when utilized in a capitalized form, will have the following meanings:

“Above Basis Amount” means the difference between $460 million and the Below Basis Amount.

“Accounting Exhibit” means the accounting statement exhibit on Schedule 2.7 attached hereto and the line items, accounting principles, methods, practices, categories, estimates, judgments and assumptions set forth therein.

“Accounting Firm” has the meaning set forth in Section 2.7(e).

“Action” means any demand, charge, claim, action, suit, counter suit, arbitration, hearing, inquiry, proceeding, audit, review, complaint, litigation or investigation, or proceeding of any nature whether administrative, civil, criminal, regulatory or otherwise, by or before any federal, state, local, foreign or international Governmental Authority or any arbitration or mediation tribunal.

“Acquirer” has the meaning set forth in the recitals.

“Acquirer Group” means Acquirer and each of its Subsidiaries, including after the Effective Time, the Spinco Group.

“Adjustment Payment” has the meaning set forth in Section 2.7(g).

“Affiliate” means, with respect to any Person, any other Person directly or indirectly controlling, controlled by, or under common control with such other Person as of the date on which, or at any time during the period for which, the determination of affiliation is being made. For purposes of this definition, the term “control” (including, with correlative meanings, the terms “controlled by” and “under common control with”), as used with respect to any Person means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of such Person, whether through the ownership of voting securities, by Contract or otherwise.

“Agreement” has the meaning set forth in the preamble.

“Ancillary Agreements” means the Tax Matters Agreement, the TSA, the Employee Benefits Agreement and the Intellectual Property Cross-License Agreement(s).

“Assets” means assets, properties and rights (including goodwill), wherever located (including in the possession of vendors or other third-parties or elsewhere), whether real, personal or mixed, tangible, intangible or contingent, in each case whether or not recorded or reflected or required to be recorded or reflected on the books and records or financial statements of any Person.

“Below Basis Amount” means $190 million, unless otherwise agreed to in writing by Parent prior to the fifth (5th) day prior to the anticipated Business Transfer Time; provided that the Below Basis Amount shall under no circumstance be less than $190 million.

“Business Day” means any day that is not a Saturday, a Sunday or other day that is a statutory holiday under the federal Laws of the United States.

“Business Transfer Date” has the meaning set forth in Section 2.1.

“Business Transfer Time” has the meaning set forth in Section 2.1.

“Cash Portion” has the meaning set forth in Section 2.3(a)(iii).

“Claims Administration” means the processing of claims made under the Policies, including the reporting of claims to the insurance carrier, management and defense of claims, and providing for appropriate releases upon settlement of claims.

“Claims Made Policies” has the meaning set forth in Section 5.7(a).

“Claims Notice” has the meaning set forth in Section 4.5(b)(i).

“Closing Adjustment Statement” has the meaning set forth in Section 2.7(c).

“Code” means the Internal Revenue Code of 1986 (or any successor statute), as amended from time to time, and the regulations promulgated thereunder.

“C&OP Business” means the manufacturing, sourcing, marketing and distribution of school supplies, office products, and planning and organizing tools in North America and Brazil. The products are marketed and sold through both retail and commercial channels under the following brands: Mead®, Five Star®, Trapper Keeper®, AT-A-GLANCE®, Cambridge®, Day Runner®, Tilibra, Grafons, Hilroy, among others.

“Confidentiality Agreement” means the confidentiality agreement to be entered into between Parent and Spinco prior to the Business Transfer Time in form and substance reasonably acceptable to Parent, Spinco and Acquirer.

“Consents” means any consents, waivers or approvals from, or notification requirements to, or authorizations by, any third parties.

“Contracts” means any contract, agreement, lease, license, sales order, purchase order, instrument or other commitment, whether written or oral, that is binding on any Person or any part of its property under applicable Law.

“Control” and its derivatives means, with respect to any Person (other than an individual): (a) the legal, beneficial, or equitable ownership, directly or indirectly, of (i) at least 50% of the aggregate of all voting equity interests in such Person or (ii) equity interests having the right to at least 50% of the profits of an entity or, in the event of dissolution, to at least 50% of the Assets of such Person; or (b) the right to appoint, directly or indirectly, a majority of the board of directors or equivalent governing body of such Person; or (c) the right to control, directly or indirectly, the management or direction of such Person by means of Contract, corporate governance document or a similar instrument; or (d) in the case of a partnership, the holding of the position of sole general partner.

“Convey” has the meaning set forth in Section 1.1(a). Variants of this term such as “Conveyance” will have correlative meanings.

“Covered Claim” has the meaning set forth in Section 6.14(a).

“Debt Exchange” has the meaning set forth in the Merger Agreement.

“Debt Financing Agreements” has the meaning set forth in the Merger Agreement.

“Distribution” has the meaning set forth the recitals.

“Distribution Date” means, as applicable the date selected by the Board of Directors of Parent or its designee for the distribution of Spinco Common Stock to Parent stockholders in connection with the Distribution.

“Distribution Tax Opinion” has the meaning set forth in Section 3.3(b).

“Direct Claims” has the meaning set forth in the definition of “Losses”.

“Divested Business” means any business or product line of the C&OP Business sold by the Parent Group (or any predecessor) prior to the Business Transfer Time (including, without limitation, the former Envelope Products Group business of the C&OP Business sold by Parent on February 1, 2011).

“Effective Time” has the meaning given to such term in the Merger Agreement.

“Employee Benefits Agreement” has the meaning set forth in Section 2.4(a)(iii). From and after the Business Transfer Time, the Employee Benefits Agreement will refer to the agreement executed and delivered pursuant to such section, as amended and/or modified from time to time in accordance with its terms.

“Environmental Conditions” means the presence in the environment, including the soil, groundwater, surface water or ambient air, of any Hazardous Materials at a level which exceeds any applicable standard or threshold under any Environmental Law or otherwise requires investigation or remediation (including investigation, study, health or risk assessment, monitoring, removal, treatment or transport) under any applicable Environmental Laws.

“Environmental Laws” means all Laws of any Governmental Authority that relate to the protection of the environment (including ambient air, surface water, ground water, land surface or subsurface strata) including Laws or any other binding legal obligation in effect now or in the future relating to the release of Hazardous Materials, or otherwise relating to the treatment, storage, disposal, transport or handling of Hazardous Materials, or to the exposure of any individual to a release of Hazardous Materials.

“Estimated Adjustment Payment” has the meaning set forth in Section 2.7(b).

“Estimated Closing Adjustment Statement” has the meaning set forth in Section 2.7(b).

“Excluded Assets” has the meaning set forth in Section 1.4(b).

“Excluded Environmental Liabilities” has the meaning set forth in Section 1.5(b)(ii).

“Excluded IP Assets” has the meaning set forth in Section 1.4(b)(ii).

“Excluded Liabilities” has the meaning set forth in Section 1.5(b).

“Excluded Name IP” has the meaning set forth in Section 1.4(b)(ii).

“Final Adjustment Payment” has the meaning set forth in Section 2.7(g).

“Final Closing Adjustment Statement” has the meaning set forth in Section 2.7(f).

“Final Determination” has the meaning set forth in the Tax Matters Agreement.

“Governmental Approvals” means any notices, reports or other filings to be made, or any Consents, registrations, permits or authorizations to be obtained from, any Governmental Authority.

“Governmental Authority” means any federal, state, local, foreign or international court, government, department, commission, board, bureau, agency, official or other regulatory, administrative or governmental authority or self-regulatory organization.

“Group” means the Parent Group, the Spinco Group or the Acquirer Group, as the context requires.

“Guarantee Release” has the meaning set forth in Section 1.10(b).

“Hazardous Materials” means chemicals, pollutants, contaminants, wastes, toxic substances, radioactive and biological materials, hazardous substances, petroleum and petroleum products or any fraction thereof, including such substances referred to by such terms as defined in any Environmental Laws.

“Indemnifying Party” means any Party which may be obligated to provide indemnification to an Indemnitee pursuant to Article IV hereof or any other section of this Agreement or any Ancillary Agreement.

“Indemnitee” means any Person which may be entitled to indemnification from an Indemnifying Party pursuant to Article IV hereof or any other section of this Agreement or any Ancillary Agreement.

“Information” means information in written, oral, electronic or other tangible or intangible form, stored in any medium, including studies, reports, records, books, Contracts, instruments, surveys, discoveries, ideas, concepts, know-how, techniques, designs, specifications, drawings, blueprints, diagrams, models, prototypes, samples, flow charts, data, computer data, disks, diskettes, tapes, computer programs or other software, marketing plans, customer names, communications by or to attorneys (including attorney-client privileged communications), memos and other materials prepared by attorneys or under their direction (including attorney work product), and other technical, financial, employee or business information or data, but in any case excluding back-up tapes.

“Insurance Proceeds” means those monies: (i) received by an insured from an insurance carrier; or (ii) paid by an insurance carrier on behalf of the insured.

“Intellectual Property” means, in any and all jurisdictions throughout the world, all (i) inventions and discoveries (whether or not patentable or reduced to practice), patents, patent applications, invention disclosures, and statutory invention registrations, including reissues, divisionals, continuations, continuations-in-part, extensions and reexaminations thereof, (ii) trademarks, service marks, domain names, uniform resource locators, trade dress, slogans, logos, symbols, trade names, brand names and other identifiers of source or goodwill, including registrations and applications for registration thereof and including the goodwill symbolized thereby or associated therewith (collectively, “Trademarks”), (iii) published and unpublished works of authorship, whether copyrightable or not, copyrights therein and thereto, registrations, applications, renewals and extensions therefor, industrial designs, mask works, and any and all rights associated therewith, (iv) computer data, computer programs or other software, and databases, in each case whether in source code, object code or other form, and all related documentation, (v) trade secrets and all other confidential or proprietary Information (including know-how) and invention rights, and all rights to limit the use or disclosure thereof, (vi) rights of privacy and publicity, and (vii) any and all other proprietary rights, and (viii) any and all other intellectual property under the Laws of any country throughout the world.

“Intellectual Property Cross-License Agreement(s)” has the meaning set forth in Section 5.5(c).

“Intercompany Accounts” has the meaning set forth in Section 1.6(c).

“Laws” means any statute, law, ordinance, regulation, rule, code or other requirement of, or Order issued by, a Governmental Authority.

“Liabilities” means all debts, liabilities, guarantees, assurances, commitments and obligations, whether fixed, contingent or absolute, asserted or unasserted, matured or unmatured, liquidated or unliquidated, accrued or not accrued, known or unknown, due or to become due, whenever or however arising (including whether arising out of any Contract or tort based on negligence or strict liability) and whether or not the same would be required by generally accepted principles and accounting policies to be reflected in financial statements or disclosed in the notes thereto.

“Litigation Conditions” has the meaning set forth in Section 4.5(b)(ii).

“Losses” means liabilities, damages, penalties, judgments, assessments, losses, costs and expenses in any case, whether arising under strict liability or otherwise (including reasonable attorneys’ fees); provided, however, that (i) with respect to claims made hereunder by (i) any member of the Parent Group, on the one hand, against any member of the Spinco Group, on the other hand, or (ii) by any member of the Spinco Group, on the one hand, against any member of the Parent Group, on the other hand (collectively, “Direct Claims”), “Losses” will not include attorneys’ fees or other arbitration or litigation expenses (including without limitation experts’ fees and administrative costs) incurred in connection with the prosecution of such Direct Claim under the provisions set forth in Article IV or Section 6.14 and (ii) “Losses” will not include any punitive, exemplary, special, consequential or similar damages or any diminution in value or indirect damages (including lost profits, revenues or opportunities), in each case, except to the extent awarded by a court of competent jurisdiction in connection with a Third-Party Claim.

“Mead Name” has the meaning set forth in Section 5.5(b).

“Merger” has the meaning set forth in the recitals.

“Merger Agreement” has the meaning set forth in the recitals of the Agreement.

“Merger Sub” has the meaning set forth in the recitals.

“Non-Primary Trademark Registrations” has the meaning set forth in Section 1.4(a)(vi).

“Non-Spinco Business” means all businesses and operations (whether or not such businesses or operations are or have been terminated, divested or discontinued) conducted prior to the Business Transfer Time by Parent, the Parent Subsidiaries, Spinco and the Spinco Subsidiaries, in each case that are not included in the C&OP Business.

“Non-Spinco Facilities” means all facilities that are used or held for use by a member (or former member) of the Parent Group, including any formerly owned, operated or leased properties of the C&OP Business.

“Occurrence Basis Policies” has the meaning set forth in Section 5.7(a).

“Orders” means any orders, judgments, injunctions, awards, decrees, writs or other legally enforceable requirement handed down, adopted or imposed by, including any consent decree, settlement agreement or similar written agreement with, any Governmental Authority.

“Parent” has the meaning set forth in the preamble.

“Parent Common Stock” means the commons stock, par value $0.01 per share, of Parent.

“Parent Group” means Parent and each of its Subsidiaries, but excluding any member of the Spinco Group.

“Parent Indemnitees” means Parent, each member of the Parent Group, and all Persons who are or have been stockholders, directors, partners, managers, managing members, officers, agents or employees of any member of the Parent Group (in each case, in their respective capacities as such).

“Parent Objection” has the meaning set forth in Section 2.7(d).

“Parent Transfer Documents” has the meaning set forth in Section 2.5.

“Parties” means Parent, and Spinco and, for purposes of the obligations in Section 4.2, the Spinco Group.

“Past Facilities” means any real properties owned, leased or operated prior to the Business Transfer Time by the C&OP Business, other than Spinco Facilities.

“Person” means an individual, a partnership, a corporation, a limited liability company, an association, a joint stock company, a trust, a joint venture, an unincorporated organization or a Governmental Authority.

“Plan of Reorganization” has the meaning set forth in Section 1.1.

“Policies” means all insurance policies, insurance contracts and claim administration contracts of any kind of Parent and its Subsidiaries (including members of the Spinco Group) and their predecessors which were or are in effect at any time at or prior to the Business Transfer Date, including but not limited to commercial general liability, automobile liability, workers’ compensation and employer’s liability, excess and umbrella liability, aircraft hull and liability, commercial crime (including ERISA bond), property and business interruption, directors’ and officers’ liability, fiduciary liability, errors and omissions, special accident, environmental, inland and marine, and captive insurance company arrangements, together with all rights, benefits and privileges thereunder.

“Private Letter Ruling” has the meaning set forth in the recitals.

“Privileged Information” has the meaning set forth in Section 5.3(a).

“Privileges” has the meaning set forth in Section 5.3(a).

“Real Property Interests” means all interests in real property of whatever nature, including easements, whether as owner or holder of a Security Interest, lessor, sublessor, lessee, sublessee or otherwise.

“Recapitalization” has the meaning set forth in the Recitals.

“Record Date” means the close of business on the date to be determined by Parent’s Board of Directors as the record date for determining stockholders of Parent entitled to receive shares of Spinco Common Stock in the Distribution.

“Record Holders” mean the holders of record of Parent Common Stock as of the close of business on the Record Date.

“Registrable IP” has the meaning set forth in Section 1.4(a)(vi).

“Related Letters” has the meaning set forth in the Merger Agreement.

“Security Interest” means any mortgage, security interest, pledge, lien, charge, claim, option, indenture, right to acquire, right of first refusal, deed of trust, licenses to third parties, leases to third parties, security agreements, voting or other restriction, right-of-way, covenant, condition, easement, encroachment, restriction on transfer, or other encumbrance and other restrictions or limitations on use of real or personal property of any nature whatsoever.

“Shared Contracts” has the meaning set forth in Section 1.4(a)(iv).

“Shared Information” means (i) all Information provided by any member of the Spinco Group to a member of the Parent Group prior to the Business Transfer Time, and (ii) any Information in the possession or under the control of such respective Group that relates to the operation of the C&OP Business prior to the Business Transfer Time and that the requesting Party reasonably needs (A) to comply with reporting, disclosure, filing or other requirements imposed on the requesting Party (including under applicable securities and tax Laws) by a Governmental Authority having jurisdiction over the requesting Party, (B) for use in any other judicial, regulatory, administrative or other proceeding or in order to satisfy audit, accounting, claims, regulatory, litigation or other similar requirements, in each case other than claims or allegations that one Party to this Agreement has against the other, (C) subject to the foregoing clause (B) above, to comply with its obligations under this Agreement or any Merger Agreement, or (D) to the extent such Information and cooperation is necessary to comply with such reporting, filing and disclosure obligations, for the preparation of financial statements or completing an audit, and as reasonably necessary to conduct the ongoing businesses of Parent or Spinco, as the case may be.

“Special Dividend” has the meaning set forth in Section 2.3(a)(iii).

“Spinco” means Monaco SpinCo Inc., a Delaware corporation and currently a wholly owned Subsidiary of Parent, and, after the Effective Time, the Surviving Corporation in the Merger.

“Spinco Accounts” means the bank and brokerage account owned by Spinco or any other member of the Spinco Group.

“Spinco Assets” has the meaning set forth in Section 1.4(a).

“Spinco Benefit Plans” has the meaning set forth in the Merger Agreement.

“Spinco Books and Records” has the meaning set forth in Section 1.4(a)(vii).

“Spinco Business” means the C&OP Business and also, with respect to events that take place after the Business Transfer Time, the C&OP Business as it is operated by the Spinco Group or the Acquirer Group after the Business Transfer Time, including any new activities, expansions, or other modifications made by the Spinco Group in the types and scope of activities conducted in the C&OP Business relative to the types and scope of activities conducted at the (i) the Business Transfer Time in the Consumer & Office Products segment of Parent and (ii) the business units of Parent that are related primarily to the manufacturing and marketing of school supplies, office products, and planning and organizing tools.

“Spinco Commitment Letter” has the meaning set forth in the Merger Agreement.

“Spinco Common Stock” has the meaning set forth in the recitals.

“Spinco Contracts” has the meaning set forth in Section 1.4(a)(iv).

“Spinco Distribution Debt” has the meaning set froth in the Merger Agreement.

“Spinco Employee” has the meaning set forth in the Employee Benefits Agreement.

“Spinco Entities” has the meaning set forth in Section 1.4(a)(iii).

“Spinco Entity Interests” has the meaning set forth in Section 1.4(a)(iii).

“Spinco Facilities” has the meaning set forth in Section 1.4(a)(ii).

“Spinco Financing” has the meaning set forth in the Merger Agreement.

“Spinco Governmental Approvals” has the meaning set forth in Section 1.4(a)(v).

“Spinco Group” means Spinco and each of its Subsidiaries. The Acquirer Group will be deemed to be members of the Spinco Group as of the Effective Time.

“Spinco Indemnitees” means Spinco, each member of the Spinco Group, and each of their respective successors and assigns, and all Persons who are or have been stockholders, directors, partners, managers, managing members, officers, agents or employees of any member of the Spinco Group (in each case, in their respective capacities as such), and their respective heirs, executors, administrators, successors and assigns.

“Spinco Information” has the meaning set forth in Section 5.3(b).

“Spinco Inventory” has the meaning set forth in Section 1.4(a)(i).

“Spinco Liabilities” has the meaning set forth in Section 1.5(a).

“Spinco Registration Statement” has the meaning set forth in Section 3.4(a).

“Spinco Reorganization” means the transfer of the Spinco Assets to Spinco and its Subsidiaries and the assumption of the Spinco Liabilities by Spinco and its Subsidiaries, and the transfer of certain Excluded Assets to Parent and its Subsidiaries and the assumption by Parent and its Subsidiaries of certain Excluded Liabilities, in exchange for stock and cash, all as more fully described in this Agreement and the other Ancillary Agreements and including the steps set forth in the Plan of Reorganization.

“Spinco Self-Insured Workers Compensation Liabilities” has the meaning set forth in Section 1.11(a).

“Spinco Stock Issuance” has the meaning set forth in Section 2.3(a)(iii).

“Spinco Transfer Documents” has the meaning set forth in Section 2.6.

“Spinco Workers’ Compensation Claims” has the meaning set forth in Section 1.5(a)(xi).

“Subsidiary” of any Person means another Person (other than a natural Person), an aggregate amount of the voting securities, other voting ownership or voting partnership interests of which is sufficient to elect at least a majority of the Board of Directors or other governing body (or, if there are no such voting interests, 50% or more of the equity interests of which) is owned directly or indirectly by such first Person.

“Target Working Capital Amount” has the meaning set forth in Section 2.7(a).

“Tax” has the meaning set forth in the Tax Matters Agreement.

“Tax Matters Agreement” has the meaning set forth in Section 2.4(a)(i). From and after the Business Transfer Time, the Tax Matters Agreement will refer to the agreement executed and delivered pursuant to such section, as amended and/or modified from time to time in accordance with its terms.

“Tax Return” has the meaning set forth in the Tax Matters Agreement.

“Third-Party Claim” has the meaning set forth in Section 4.5(b)(i).

“Trademarks” has the meaning set forth in the definition of “Intellectual Property.”

“Transactions” has the meaning set forth in the Tax Matters Agreement.

“Transfer Documents” has the meaning set forth in Section 2.6.

“TSA” has the meaning set forth in Section 2.4(a)(ii). From and after the Business Transfer Time, the TSA will refer to the agreement executed and delivered pursuant to such section, as amended and/or modified from time to time in accordance with its terms.

“WC State Reporting Obligations” has the meaning set forth in Section 1.11(b).

“WC Transfer” has the meaning set forth in Section 1.11(d).

“Working Capital” is the “Net TTM Working Capital” calculated in accordance with Schedule 2.7.

[Signature Page Follows]

IN WITNESS WHEREOF, each of the Parties has caused this Separation Agreement to be executed on its behalf by its officers hereunto duly authorized on the day and year first above written.

MEADWESTVACO CORPORATION

By:	/s/ E. Mark Rajkowski
Name:	E. Mark Rajkowski
Title:	Senior Vice President and Chief Financial Officer

MONACO SPINCO INC.

By:	/s/ E. Mark Rajkowski
Name:	E. Mark Rajkowski
Title:	President

[Signature Page to Separation Agreement]

ANNEX C

745 Seventh Avenue New York, NY 10019 United States

November 17, 2011

Board of Directors

ACCO Brands Corporation

300 Tower Parkway

Lincolnshire, IL 60069

Members of the Board of Directors:

We understand that ACCO Brands Corporation, a Delaware corporation (the “Company”), intends to enter into a transaction with MeadWestvaco Corporation, a Delaware corporation (“MWV”), pursuant to which (1) Augusta Acquisition Sub, Inc., a Delaware corporation and wholly owned subsidiary of the Company (“Merger Sub”), will merge with and into Monaco SpinCo Inc., a Delaware corporation and wholly owned subsidiary of MWV (“Spinco”), with Spinco surviving the merger (the “Merger”) as a wholly owned subsidiary of the Company, and (2) at the effective time of the Merger, each share of common stock of Spinco, par value $0.001 per share, (the “Spinco Common Stock”), that is issued and outstanding immediately prior to the Merger (other than shares of Spinco Common Stock to be cancelled pursuant to the Merger Agreement (as defined below)) will be converted into the right to receive shares of Company Common Stock, par value $0.01 per share, equal to the product of (a) the number of shares of Company Common Stock issued and outstanding immediately prior to the Effective Time multiplied by (b) 1.02020202, divided by the number of shares of Spinco Common Stock outstanding immediately prior to the Effective Time (subject to adjustment solely pursuant to Section 3.1(a)(iv) of the Merger Agreement, the “Exchange Ratio”). The terms and conditions of the Merger are set forth in more detail in the Agreement and Plan of Merger dated as of November 17, 2011, by and among MWV, Spinco, the Company and Merger Sub (the “Merger Agreement”).

Prior to the effective time of the Merger, pursuant to a Separation Agreement between MWV and Spinco (the “Separation Agreement” and, together with the Merger Agreement, the “Agreements”), (1) MWV will transfer to Spinco certain assets and liabilities of MWV that relate to the C&OP Business (as defined in the Separation Agreement) (the “Spinco Reorganization”), (2) Spinco will issue to MWV the Spinco Common Stock pursuant to the Spinco Stock Issuance and will distribute to MWV the Special Dividend (as such terms are defined in the Separation Agreement) and (3) Spinco and its subsidiaries will enter into the Spinco Financing Arrangements (as defined in the Separation Agreement) (the Spinco Financing Arrangements, together with the Spinco Stock Issuance and the Special Dividend, the “Recapitalization”), and (4) MWV will distribute to its stockholders all of the outstanding shares of Spinco Common Stock on a pro rata basis (the “Distribution”).

The Merger, the Spinco Reorganization, the Recapitalization, the Distribution and the related debt incurrence and other transactions contemplated by the Agreements are collectively referred to herein as the “Proposed Transaction”. The summary of the Proposed Transaction set forth above is qualified in its entirety by the terms of the Agreements.

We have been requested by the Board of Directors of the Company to render our opinion with respect to the fairness, from a financial point of view, to the Company of the Exchange Ratio in the Proposed Transaction. We have not been requested to opine as to, and our opinion does not in any manner address, the Company’s underlying business decision to proceed with or effect the Proposed Transaction or the likelihood of consummation of the Proposed Transaction. In addition, we express no opinion on, and our opinion does not in any manner address, the fairness of the amount or the nature of any compensation to any officers, directors or employees of any parties to the Proposed Transaction, or any class of such persons, relative to the consideration paid in the Proposed Transaction or otherwise.

In arriving at our opinion, we reviewed and analyzed: (1) a draft of the Merger Agreement, dated as of November 17, 2011, certain related documents including a draft of the Separation Agreement attached as Exhibit A to the Merger Agreement, and the specific terms of the Proposed Transaction; (2) publicly available information concerning the Company and MWV that we believe to be relevant to our analysis, including each of their Annual Reports on Form 10-K for the fiscal year ended December 31, 2010 and Quarterly Reports on Form 10-Q for the fiscal quarters ended March 31, 2011, June 30, 2011 and September 30, 2011, and other relevant filings with the Securities and Exchange Commission; (3) financial and operating information with respect to the business, operations and prospects of the Company furnished to us by the Company, including financial projections of the Company prepared by management of the Company (the “Company Projections”); (4) financial and operating information with respect to the business, operations and prospects of Spinco furnished to us by MWV and the Company, including financial projections of Spinco prepared by MWV and adjusted by management of the Company (the “Spinco Projections”); (5) published estimates of independent research analysts with respect to the future financial performance of the Company; (6) a comparison of the historical financial results and present financial condition of the Company and Spinco with each other and with those of other companies that we deemed relevant; (7) a comparison of the financial terms of the Proposed Transaction with the financial terms of certain other transactions that we deemed relevant; (8) the relative contributions of the Company and Spinco to the historical and future financial performance of the combined company on a pro forma basis; and (9) the pro forma impact of the Proposed Transaction on the future financial performance of the combined company, including cost savings, operating synergies (the “Expected Synergies”) and other strategic benefits expected by the management of the Company to result from a combination of the businesses. In addition, we have had discussions with the management of the Company concerning its business, operations, assets, liabilities, financial condition and prospects and have undertaken such other studies, analyses and investigations as we deemed appropriate.

In arriving at our opinion, we have assumed and relied upon the accuracy and completeness of the financial and other information used by us without any independent verification of such information (and have not assumed responsibility or liability for any independent verification of such information) and have further relied upon the statements of the management of the Company that they are not aware of any facts or circumstances that would make such information inaccurate or misleading. With respect to the Company Projections and the Spinco Projections, upon the advice of the Company, we have assumed that such projections have been reasonably prepared on a basis reflecting the best currently available estimates and judgments of the management of the Company as to the future financial performance of the Company and Spinco, respectively. We assume no responsibility for and we express no view as to any such projections or estimates or the assumptions on which they are based. We have assumed that the Merger will qualify for U.S. Federal income tax purposes as a reorganization under the provisions of Section 368(a) of the Internal Revenue Code of 1986, as amended (the “Code”), and that the Distribution will be tax-free to MWV shareholders pursuant to Section 355 of the Code. We have not independently verified that this tax treatment will be available in respect of the Proposed Transaction, and we express no view with respect to the tax treatment or consequences that will apply to or result from the Proposed Transaction. In addition, we have assumed that following the consummation of the Proposed Transaction, no indemnification payments, with respect to taxes or otherwise, will be required to be made by the Company or Spinco pursuant to the Transaction Agreements (as defined in the Merger Agreement). In arriving at our opinion, we have not conducted a physical inspection of the properties and facilities of the Company, MWV or Spinco and have not made or obtained any evaluations or appraisals of the assets or liabilities of the Company, MWV or Spinco. Furthermore, upon the advice of the Company, we have assumed that the amounts and timing of the Expected Synergies are reasonable and that the Expected Synergies will be realized in accordance with such estimates. Our opinion necessarily is based upon market, economic and other conditions as they exist on, and can be evaluated as of, the date of this letter. We assume no responsibility for updating or revising our opinion based on events or circumstances that may occur after the date of this letter. We express no opinion as to the prices at which shares of the Company Common Stock would trade following the announcement or consummation of the Proposed Transaction. Our opinion should not be viewed as providing any assurance that the market value of the Company Common Stock to be held by the stockholders of the Company after the consummation of the Proposed Transaction will be in excess of the market value of the Company Common Stock owned by such stockholders at any time prior to the announcement or consummation of the Proposed Transaction.

We have assumed that the executed Merger Agreement will conform in all material respects to the last draft reviewed by us. We have assumed that the other Transaction Agreements will conform in all material respects to the last drafts reviewed by us. In addition, we have assumed the accuracy of the representations and warranties contained in the Transaction Agreements and all agreements related thereto. We have also assumed, upon the advice of the Company, that all material governmental, regulatory and third party approvals, consents and releases for the Proposed Transaction will be obtained within the constraints contemplated by the Transaction Agreements and that the Proposed Transaction will be consummated in accordance with the terms of the Transaction Agreements without waiver, modification or amendment of any material term, condition or agreement thereof. We do not express any opinion as to any tax or other consequences that might result from the Proposed Transaction, nor does our opinion address any legal, tax, regulatory or accounting matters, as to which we understand that the Company has obtained such advice as it deemed necessary from qualified professionals.

Based upon and subject to the foregoing, we are of the opinion as of the date hereof that, from a financial point of view, the Exchange Ratio in the Proposed Transaction is fair to the Company.

We have acted as financial advisor to the Company in connection with the Proposed Transaction and will receive a fee for our services a portion of which is payable upon rendering this opinion and a substantial portion of which is contingent upon the consummation of the Proposed Transaction. In addition, the Company has agreed to reimburse our expenses and indemnify us for certain liabilities that may arise out of our engagement. We have performed various investment banking and financial services for the Company and MWV in the past, and expect to perform such services in the future, and have received, and expect to receive, customary fees for such services. Specifically, in the past two years, we and our affiliates have performed the following investment banking and financial services: (1) with respect to the Company, we have acted as broker in connection with the Company’s open-market repurchases of its bonds and (2) with respect to MWV, (a) we acted as documentation agent and lender under MWV’s $600,000,000 revolving credit facility in October 2009 and we are currently a lender under such facility and (b) we have engaged in various hedging, derivative and other risk management transactions with MWV. In addition, we and our affiliate have agreed to provide financing to the Company, MWV and Spinco in connection with the Proposed Transaction and we will receive customary fees, reimbursement of expenses and indemnification in connection therewith. Specifically, we and our affiliates (i) have committed to provide (x) to the Company an asset-based revolving credit facility in an aggregate principal amount of $175,000,000 and a senior secured term loan facility in an aggregate principal amount of $670,000,000, for purposes of refinancing the Company’s existing revolving credit facility and other secured debt and a portion of which will be provided to Spinco for purposes of financing the Special Dividend and (y) to MWV a $270,000,000 short-term loan repayable by the terms thereof with Spinco securities upon consummation of the Distribution and (ii) have been engaged by the Company and MWV to act as the sole underwriter or the sole initial purchaser, in each case, for Spinco, in connection with any underwritten offering or private placement of any debt securities issued by Spinco to refinance any of the loans to Spinco.

Barclays Capital Inc. and its affiliates engage in a wide range of businesses from investment and commercial banking, lending, asset management and other financial and non-financial services. In the ordinary course of our business, we and our affiliates may actively trade and effect transactions in the equity, debt and/or other securities (and any derivatives thereof) and financial instruments (including loans and other obligations) of the Company and MWV for our own account and for the accounts of our customers and, accordingly, may at any time hold long or short positions and investments in such securities and financial instruments.

This opinion, the issuance of which has been approved by our Fairness Opinion Committee, is for the use and benefit of the Board of Directors of the Company and is rendered to the Board of Directors in connection with its consideration of the Proposed Transaction. This opinion is not intended to be and does not constitute a recommendation to any stockholder of the Company as to how such stockholder should vote or act with respect to the Proposed Transaction.

Very truly yours,

/S/ BARCLAYS CAPITAL INC.
BARCLAYS CAPITAL INC.

ANNEX D

November 17, 2011

The Board of Directors

ACCO Brands Corporation

300 Tower Parkway

Lincolnshire, Illinois 60069

Ladies and Gentlemen:

You have requested our opinion as to the fairness, from a financial point of view, to ACCO Brands Corporation (the “Company”) of the Merger Consideration (as defined below) to be paid by the Company pursuant to the terms and subject to the conditions set forth in the Agreement and Plan of Merger (the “Merger Agreement”) by and among the Company, Augusta Acquisition Sub, Inc., a wholly-owned subsidiary of the Company (“Merger Sub”), MeadWestvaco Corporation (“Parent”), and Monaco SpinCo Inc., a wholly-owned subsidiary of Parent (“Spinco”). Pursuant to the terms of and subject to the conditions set forth in the Merger Agreement, Merger Sub will be merged with and into Spinco (the “Merger”), Spinco will continue as the surviving corporation of the Merger and will become a wholly-owned subsidiary of the Company and each share of common stock of Spinco, par value $0.001 per share (“Spinco Common Stock”), will be automatically converted into the right to receive the number of shares of common stock of the Company, par value $.01 per share (“Company Common Stock”), equal to the Exchange Ratio (as defined in the Merger Agreement) (the “Merger Consideration”). The Merger Agreement contemplates that pursuant to the terms of and subject to the conditions set forth in the Separation Agreement (the “Separation Agreement”) between Parent and Spinco, prior to the consummation of the Merger, (a) certain assets and liabilities of Parent that relate to the C&OP Business (as defined in the Separation Agreement) will be assigned, transferred, conveyed and delivered to or assumed by Spinco (the “Spinco Transfer”) in exchange for Parent’s receipt of Spinco Common Stock (the “Spinco Stock Issuance”) and a dividend in the amount of $460,000,000 (the “Special Dividend”) payable in cash and/or notes, (b) following the Spinco Transfer, the Spinco Stock Issuance and the payment of the Special Dividend, Parent will distribute all of the outstanding shares of Spinco Common Stock without consideration by way of a pro rata distribution to the holders of Parent Common Stock (the “Distribution”). The Spinco Transfer, the Spinco Stock Issuance, the Special Dividend, the Distribution, the related financings, debt incurrences and other transactions contemplated by the Merger Agreement or the Separation Agreement to occur prior to the consummation of the Merger, are collectively referred to herein as the “Related Transactions,” and the Merger and the Related Transactions are collectively referred to herein as the “Transaction.” The terms and conditions of the Transaction are more fully set forth in the Merger Agreement and the Separation Agreement.

In connection with our review of the proposed Merger and the preparation of our opinion herein, we have examined: (a) drafts of the Merger Agreement and the Separation Agreement, each dated November 17, 2011, along with drafts of the Employee Benefits Agreement and Transition Services Agreement, each dated November 16, 2011, and a draft of the Tax Matters Agreement dated November 13, 2011 (all such documents, the “Transaction Documents”); (b) the audited historical financial statements of the Company for the three years ended December 31, 2010; (c) the unaudited financial statements of the Company for the nine months ended September 30, 2011; (d) the draft audited historical financial statements of the C&OP Business for the three years ended December 31, 2010; (e) the draft unaudited financial statements of the C&OP Business for the nine months ended September 30, 2011; (f) certain internal business, operating and financial information and forecasts of the Company prepared by the senior management of the Company (the “Company Forecasts”); (g) certain internal business, operating and financial information and forecasts of the C&OP Business prepared by the senior management of Parent and adjusted by the senior management of the Company (the “C&OP Business Forecasts”

and, together with the Company Forecasts, the “Forecasts”); (h) information regarding the strategic, financial and operational benefits anticipated from the Transaction prepared by the senior management of the Company; (i) the pro forma impact of the Transaction on the earnings per share of the Company based on certain pro forma financial information provided by the senior management of the Company; (j) information regarding the amount and timing of cost savings and related expenses and synergies which senior management of the Company expects will result from the Merger (the “Expected Synergies”); (k) information regarding publicly available financial terms of certain other business combinations we deemed relevant; (l) the financial position and operating results of the Company and the C&OP Business compared with those of certain other publicly traded companies we deemed relevant; (m) current and historical market prices and trading volumes of the Company Common Stock; and (n) certain other publicly available information relating to the Company, Parent and the C&OP Business. We have also held discussions with members of the senior management of the Company, Parent and the C&OP Business to discuss certain of the foregoing, held discussions with members of the senior management of the Company regarding its assessments as to the C&OP Business’ existing and future relationships, agreements and arrangements with, and the Company’s ability to retain, key customers, suppliers and licensing partners of the C&OP Business and have considered other matters which we have deemed relevant to our inquiry and have taken into account such accepted financial and investment banking procedures and considerations as we have deemed relevant.

In rendering our opinion, we have assumed and relied, without independent verification, upon the accuracy and completeness of all the information examined by or otherwise reviewed or discussed with us for purposes of this opinion, including, without limitation, the Forecasts. We have not made or obtained an independent valuation or appraisal of the assets, liabilities or solvency of the Company, Spinco or the C&OP Business before or after giving effect to the Transaction, nor have we made any physical inspection of the properties or assets of the Company, Spinco or the C&OP Business. We have been advised by the senior management of the Company that the Forecasts and the Expected Synergies, each as examined by us, have been reasonably prepared on bases reflecting the best currently available estimates and judgments of the senior management of the Company, as to the future financial performance of the Company and the C&OP Business and the strategic implications and operational benefits anticipated as a result of the Transaction. In that regard, we have assumed, with your consent, (i) that the Forecasts will be achieved and the Expected Synergies will be realized in the amounts and at the times contemplated thereby; and (ii) that all material assets and liabilities (contingent or otherwise) of the Company, Spinco and the C&OP Business are as set forth in the financial statements or other information made available to us regarding the Company, Spinco or the C&OP Business, as applicable. In addition, we also have relied, with your consent, upon the assessments of the senior management of the Company as to the C&OP Business’ existing and future relationships, agreements and arrangements with, and the Company’s ability to retain, key customers, suppliers and licensing partners of the C&OP Business and, have assumed, with your consent, that the Transaction will not adversely impact the C&OP Business’ relationships, agreements or arrangements with any such parties. We express no opinion with respect to the Forecasts or Expected Synergies or the estimates and judgments on which they are based. We express no opinion as to any terms or other aspects of the Merger (other than the fairness, from a financial point of view, to the Company of the Merger Consideration to be paid by the Company) or the Related Transactions, including, without limitation, the form or structure of the Merger and the Related Transactions, accounting consequences thereof or any aspects of the Special Dividend. We did not consider and express no opinion as to the amount or nature of any compensation to any of the officers, directors or employees of any party to the Transaction, or class of such persons, relative to the compensation to any other party. We were not asked to consider, and our opinion does not address, the relative merits of the Transaction as compared to any alternative business strategies that might exist for the Company or the effect of any other transaction in which the Company might engage. Our opinion herein is based upon economic, market, financial and other conditions existing on, and other information disclosed to us as of, the date of this letter. It should be understood that, although subsequent developments may affect this opinion, we do not have any obligation to update, revise or reaffirm this opinion. We have further assumed, with your consent, that the Distribution and the Merger each will qualify for federal income tax purposes as a reorganization under the provisions of Section 368 of the Internal Revenue Code of 1986, as amended (the “Code”). We have not independently verified that such tax treatment will be available in respect of the Transaction, and we express no view with respect to the tax treatment or consequences that will be required to be applied to or result from the Transaction. In addition, we have assumed, with your consent, that following the consummation of the Transaction, no indemnification payments, with respect to any taxes or otherwise, will be required to be made by the Company pursuant to the Transaction Documents. We have relied as to all legal and tax matters on advice of counsel to the Company, and have assumed that the Transaction will be consummated on the terms described in the Transaction Documents, without any waiver, modification or amendment of any material term, condition or agreement and that, in the course of obtaining the necessary governmental, regulatory and other approvals, consents, releases and waivers for the Transaction, no delay, limitation restriction or condition will be imposed that would have an adverse effect on the C&OP Business, Spinco, the Company or the contemplated benefits of the Transaction. We have also assumed that the executed forms of the Transaction Documents will be in substantially the same form as the draft Transaction Documents reviewed by us. We were not requested to, nor did we, seek alternative participants for the proposed Merger.

William Blair & Company has been engaged in the investment banking business since 1935. We continually undertake the valuation of investment securities in connection with public offerings, private placements, business combinations, estate and gift tax valuations and similar transactions. In the ordinary course of our business, we may from time to time trade the securities of the Company or Parent for our own account and for the accounts of customers, and accordingly may at any time hold a long or short position in such securities. We will receive a fee from the Company for our services, a portion of which was paid upon our engagement as a retainer, and the balance of which is payable upon the rendering of this opinion. The fee is not contingent upon consummation of the Merger. In addition, the Company has agreed to indemnify us against certain liabilities arising out of our engagement.

We are expressing no opinion herein as to the price at which the Company Common Stock will trade at any future time or as to the effect of the Transaction on the trading price of the Company Common Stock. Such trading price may be affected by a number of factors, including but not limited to (i) dispositions of Company Common Stock by Company shareholders within a short period of time after the effective date of the Merger, (ii) changes in prevailing interest rates and other factors which generally influence the price of securities, (iii) adverse changes in the current capital markets, (iv) the occurrence of adverse changes in the financial condition, business, assets, results of operations or prospects of the Company or of the C&OP Business or in the markets they serve, (v) any necessary actions by or restrictions of federal, state or other governmental agencies or regulatory authorities, and (vi) timely completion of the Transaction on terms and conditions that are acceptable to all parties at interest.

Our investment banking services and our opinion were provided for the use and benefit of the Board of Directors of the Company in connection with its consideration of the Transaction. Our opinion is limited to the fairness, from a financial point of view, to the Company of the Merger Consideration to be paid by the Company, and no opinion or view is expressed with respect to any consideration received by or paid to the holders of any class of securities, creditors or other constituencies of any party to the Transaction in connection therewith. We do not address the merits of the underlying decision by the Company to engage in the Transaction and this opinion does not constitute a recommendation to any shareholder as to how such shareholder should vote with respect to matters concerning the proposed Merger. It is understood that this letter may not be disclosed or otherwise referred to without prior written consent, except that the opinion may be included in its entirety in a proxy statement mailed to the Company shareholders by the Company with respect to matters concerning the Merger. This opinion has been reviewed and approved by our Fairness Opinion Committee.

Based upon and subject to the foregoing, it is our opinion as investment bankers that, as of the date hereof, the Merger Consideration to be paid by the Company is fair, from a financial point of view, to the Company.

Very truly yours,

/S/ WILLIAM BLAIR & COMPANY, L.L.C.
WILLIAM BLAIR & COMPANY, L.L.C.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 20. Indemnification of Directors and Officers.

Section 145 of the DGCL permits a corporation, under specified circumstances, to indemnify its directors, officers, employees and agents against expenses (including attorneys’ fees) and other liabilities actually and reasonably incurred by them as a result of any suit (other than a suit brought by or in the right of the corporation) brought against them in their capacity as such, if they acted in good faith and in a manner they reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, if they had no reasonable cause to believe their conduct was unlawful. Section 145 of the DGCL also provides that directors, officers, employees and agents may also be indemnified against expenses (including attorneys’ fees) incurred by them in connection with a suit brought by or in the right of the corporation if they acted in good faith and in a manner they reasonably believed to be in or not opposed to the best interests of the corporation, except that no indemnification may be made, unless otherwise determined by the court, if such person was adjudged liable to the corporation.

The DGCL also provides that the indemnification described above will not be deemed exclusive of other indemnification that may be granted by a corporation pursuant to its bylaws, disinterested directors’ vote, stockholders’ vote, agreement or otherwise.

In addition, the DGCL provides corporations with the power to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation in a similar capacity for another corporation, partnership, joint venture, trust or other enterprise, against any liability asserted against him or her in any such capacity, or arising out of his or her status, whether or not the corporation would have the power to indemnify him or her against such liability as described above.

ACCO’s bylaws provide for the mandatory indemnification of any director, officer, employee or agent who is made party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative against expenses (including attorney’s fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding if such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the company, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful. Such indemnification shall also apply in cases where a director, officer, employee or agent is a party to an action or suit by or in the right of the company unless such person has been judged liable to the company, provided that indemnification will still apply if the Court of Chancery of Delaware or the court in which the action or suit was brought determines that the director or officer is fairly entitled to indemnity for all expenses that the court shall deem proper.

As permitted by sections 102 and 145 of DGCL, ACCO’s restated certificate of incorporation eliminates the liability of a director to ACCO and its stockholders for monetary damages for breach of a director’s fiduciary duty except for liability under section 174 of DGCL, for any breach of the director’s duty of loyalty to the corporation or its stockholders, for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law or for any transaction from which the director derived an improper personal benefit.

The above discussion of the DGCL and ACCO’s restated certificate of incorporation and bylaws is not intended to be exhaustive and is qualified in its entirety by such statutes, the restated certificate of incorporation and the bylaws.

ACCO maintains liability insurance for the benefit of its directors and officers.

Item 21. Exhibits and Financial Statement Schedules.

(a) Exhibits

Exhibit Number	Title

2.1	Agreement and Plan of Merger, dated as of November 17, 2011, by and among MeadWestvaco Corporation, Monaco Spinco Inc., ACCO Brands Corporation and Augusta Acquisition Sub, Inc. (attached hereto as Annex A and incorporated by reference to Exhibit 2.1 to ACCO Brands Corporation’s Current Report on Form 8-K filed on November 22, 2011).

2.2	Separation Agreement, dated as of November 17, 2011, by and between MeadWestvaco Corporation and Monaco Spinco Inc. (attached hereto as Annex B and incorporated by reference to Exhibit 10.1 to ACCO Brands Corporation’s Current Report on Form 8-K filed on November 22, 2011).

4.1	Indenture, dated as of August 5, 2005, between ACCO Financial, Inc. and Wachovia Bank, National Association, as Trustee (incorporated by reference to Exhibit 4.2 to ACCO Brands Corporation’s Current Report on Form 8-K filed on August 8, 2005).

4.2	Supplemental Indenture, dated as of August 17, 2005, among ACCO Brands Corporation, the Guarantors signatory thereto and Wachovia Bank, National Association, as Trustee (incorporated by reference to Exhibit 4.1 to ACCO Brands Corporation’s Current Report on Form 8-K filed on August 23, 2005).

4.3	Registration Rights Agreement, dated as of August 5, 2005, among ACCO Finance I, Inc., Citigroup Global Markets Inc., Goldman, Sachs & Co., Harris Nesbitt Corp., ABN AMRO Incorporated, NatCity Investments, Inc. and Piper Jaffray & Co. (incorporated by reference to Exhibit 4.4 to ACCO Brands Corporation’s Current Report on Form 8-K filed on August 8, 2005).

4.4	Joinder Agreement, dated as of August 17, 2005, among ACCO Brands Corporation, the Guarantors signatory thereto and Citigroup Global Markets Inc. and Goldman, Sachs & Co., as representatives of the Initial Purchasers (incorporated by reference to Exhibit 4.2 to ACCO Brands Corporation’s Current Report on Form 8-K filed on August 23, 2005).

4.5	Indenture, dated as of September 30, 2009, among ACCO Brands Corporation, the guarantors named therein and U.S. Bank National Association, as trustee (incorporated by reference to Exhibit 4.1 to Form 8-K filed by ACCO Brands Corporation on October 6, 2009).

4.6	Registration Rights Agreement, dated as of September 30, 2009, among ACCO Brands Corporation, the guarantors named therein and Credit Suisse Securities (USA) LLC, Deutsche Bank Securities Inc., Banc of America Securities LLC, BMO Capital Markets Corp., SunTrust Robinson Humphrey, Inc., Barclays Capital, CJS Securities, Inc. and Barrington Research Associates, Inc. (incorporated by reference to Exhibit 4.2 to Form 8-K filed by ACCO Brands Corporation on October 6, 2009).

4.7	Intercreditor Agreement, dated as of September 30, 2009 among ACCO Brands Corporation, the other grantors from time to time party thereto, Deutsche Bank AG New York Branch, as collateral agent under the Syndicated Facility Agreement—ABL Revolving Facility, and U.S. Bank National Association, as collateral trustee under the Senior Secured Notes Indenture (incorporated by reference to Exhibit 4.3 to Form 8-K filed by ACCO Brands Corporation on October 6, 2009).

4.8	Amendment No. 1, dated as of May 27, 2011 to the Syndicated Facility Agreement—ABL Revolving Facility, dated as of September 30, 2009, among the Company, certain direct and indirect subsidiaries of the Company party thereto, the Lenders party thereto from time to time, Deutsche Bank AG New York Branch, as Administrative Agent and Collateral Agent, and Deutsche Bank AG New York Branch, Bank of America, N.A. and General Electric Capital Corporation, as Co-Collateral Agents (incorporated by reference to Exhibit 4.1 to Form 10-Q filed by ACCO Brands Corporation on July 27, 2011).

4.9	Collateral Trust Agreement, dated as of September 30, 2009 among ACCO Brands Corporation, as issuer, the guarantors from time to time party thereto, U.S. Bank National Association, as trustee under the indenture, the other secured debt representatives from time to time party thereto and U.S. Bank National Association, as collateral trustee (incorporated by reference to Exhibit 4.4 to Form 8-K filed by ACCO Brands Corporation on October 6, 2009).

4.10	Pledge Agreement among ACCO Brands Corporation, certain other subsidiaries of ACCO Brands Corporation from time to time party thereto and U.S. Bank National Association, as collateral trustee, dated as of September 30, 2009 (incorporated by reference to Exhibit 4.5 to Form 8-K filed by ACCO Brands Corporation on October 6, 2009).

4.11	Security Agreement among ACCO Brands Corporation, certain other subsidiaries of ACCO Brands Corporation from time to time party thereto and U.S. Bank National Association, as collateral trustee, dated as of September 30, 2009 (incorporated by reference to Exhibit 4.6 to Form 8-K filed by ACCO Brands Corporation on October 6, 2009).

4.12	Rights Agreement dated as of August 16, 2005, between ACCO Brands Corporation and Wells Fargo Bank, National Association, as rights agent (incorporated by reference to Exhibit 4.1 to Form 8-K filed by ACCO Brands Corporation on August 17, 2005).

5.1	Opinion of Skadden, Arps, Slate, Meagher & Flom LLP as to validity of shares of common stock to be issued by ACCO Brands Corporation.*

8.1	Opinion of Skadden, Arps, Slate, Meagher & Flom LLP as to certain tax matters.*

8.2	Opinion of Wachtell, Lipton, Rosen & Katz as to certain tax matters.*

10.1	Form of Tax Matters Agreement, by and among MeadWestvaco Corporation, Monaco Spinco Inc. and ACCO Brands Corporation.

10.2	Form of Transition Services Agreement between MeadWestvaco Corporation and Monaco Spinco Inc.

10.3	Employee Benefits Agreement, dated as of November 17, 2011, by and among MeadWestvaco Corporation, Monaco Spinco Inc. and ACCO Brands Corporation.

10.4	Amendment to Restricted Stock Unit Award Agreement, made and entered into as of December 7, 2011, between ACCO Brands Corporation and Robert J. Keller (incorporated by reference to Exhibit 10.1 to ACCO Brands Corporation’s Current Report on Form 8-K filed on December 12, 2011).

23.1	Consent of Skadden, Arps, Slate, Meagher & Flom LLP (included in Exhibit 5.1).*

23.2	Consent of Skadden, Arps, Slate, Meagher & Flom LLP (included in Exhibit 8.1).*

23.3	Consent of Wachtell, Lipton, Rosen & Katz (included in Exhibit 8.2).*

23.4	Consent of KPMG LLP.

23.5	Consent of PricewaterhouseCoopers LLP.

23.6	Consent of PricewaterhouseCoopers LLP.

23.7	Consent of PKF.

24.1	Power of attorney.

99.1	Consent of Barclay’s Capital.

99.2	Consent of William Blair & Company.

*	To be filed by amendment.
(b)	None.

(c)	Opinion of Barclay’s Capital (included as Annex C to the proxy statement/prospectus-information statement included in this registration statement). Opinion of William Blair & Company (included as Annex D to the proxy statement/prospectus-information statement included in this registration statement).

Item 22. Undertakings.

(a)	The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant’s annual report pursuant to section 13(a) or section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(b)	The undersigned registrant hereby undertakes as follows:

(1)	that prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c) of the Securities Act of 1933, the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other Items of the applicable form; and

(2)	that every prospectus (i) that is filed pursuant to paragraph (1) immediately preceding, or (ii) that purports to meet the requirements of section 10(a)(3) of the Securities Act of 1933 and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(c)	Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

(d)	The undersigned registrant hereby undertakes to respond to requests for information that are incorporated by reference into the information statement/prospectus pursuant to Item 4, 10(b), 11 or 13 of this form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed after the effective date of the registration statement through the date of responding to the request.

(e)	The undersigned registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the Village of Lincolnshire, State of Illinois, on January 3, 2012.

By:	/s/ STEVEN RUBIN
Name:	Steven Rubin
Title:	Senior Vice President, Secretary and General Counsel

Pursuant to the requirements of the Securities Act, of 1933, as amended, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

* Robert J. Keller	Chairman and Chief Executive Officer	January 3, 2012

* George V. Bayly	Director	January 3, 2012

* G. Thomas Hargrove	Director	January 3, 2012

* Kathleen S. Dvorak	Director	January 3, 2012

* Michael Norkus	Director	January 3, 2012

* Norman H. Wesley	Director	January 3, 2012

* Robert H. Jenkins	Director	January 3, 2012

* Shelia G. Talton	Director	January 3, 2012

* Thomas Kroeger	Director	January 3, 2012

* Neal V. Fenwick	Executive Vice President and Chief Financial Officer	January 3, 2012

* Thomas P. O’Neill, Jr.	Senior Vice President, Finance and Accounting and Chief Accounting Officer	January 3, 2012

*	The undersigned does hereby sign this registration statement on behalf of the above-indicated person pursuant to the power of attorney executed by such person.

By:	/s/ STEVEN RUBIN
Name:	Steven Rubin
Title:	Senior Vice President, Secretary and General Counsel